Form 20-F
period 2021-12-31
Cloopen Group Holding Ltd
filed 2024-02-27
CIK 1804583

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Telephone: (86) 10-6477-5680

E-mail: liyipeng@yuntongxun.com

16/F, Tower A, Fairmont Tower

33 Guangshun North Main Street

Chaoyang District, Beijing

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class	Trading Symbol
American depositary shares, each representing six Class A ordinary shares, par value US$0.0001 per share	RAASY
Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the quotation of the American depositary shares on the over-the-counter market.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2021, there were 308,308,147 Class A ordinary shares (excluding treasury shares) and 25,649,839 Class B ordinary shares outstanding.

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

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☐

EXPLANATORY NOTE

Our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 have been audited by ARK Pro CPA & Co (formerly known as HKCM CPA & Co.), in accordance with the standards of the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB. For more information, see “Item 16.F. Change in Registrant’s Certifying Accountant.”

Restatement

Our consolidated financial statements for the years ended December 31, 2019 and 2020 included in this annual report have been restated. The restatement of our financial statements as of and for the years ended December 31, 2019 and 2020 has resulted in certain changes to our consolidated financial statements previously issued. For more information on the effects of the restatement of our financial statements as of and for the years ended December 31, 2019 and 2020, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

Other than the restatement indicated in the preceding paragraph, we have not amended, and we do not intend to amend, our previously filed annual report on Form 20-F or our quarterly financial statements attached as exhibits to our current reports on Form 6-K previously furnished to the U.S. Securities and Exchange Commission, or the SEC. The financial information included in reports previously filed or furnished by us is superseded by the applicable information in this annual report.

Internal Investigation

Our board of directors formed an independent special committee comprising independent directors, or the Special Committee, to oversee an independent internal investigation, or the Independent Investigation, of the potential employee misconduct and transaction irregularities that were raised to our board’s attention by KPMG Huazhen LLP, or KPMG, our previous independent registered public accounting firm, during its audit of our consolidated financial statements for the fiscal year ended December 31, 2021. Prior to its resignation, KPMG also advised us that its audit opinions on the consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, and as of and for the nine-month period ended September 30, 2020 should not be relied upon. The Special Committee retained White & Case LLP as its independent legal advisor, which was assisted by BDO Limited as the independent forensic accounting expert.

On September 6, 2022, we announced the substantial completion of the Independent Investigation, which generally covered fiscal year 2021. Based on the assessment from the Independent Investigation, the Special Committee had found that our previously reported revenues were inflated by approximately RMB11.6 million (unaudited) in the second quarter of fiscal year 2021 and by approximately RMB17.8 million (unaudited) in the third quarter of fiscal year 2021, representing approximately 4% and 6% of our reported total revenues in the same period, respectively. Our previously reported costs and expenses were inflated by approximately RMB9.2 million (unaudited) in the second quarter of fiscal year 2021 and by approximately RMB1.8 million (unaudited) in the third quarter of fiscal year 2021. We also announced that we would fall significantly below our previously announced revenue guidance on the fourth quarter of fiscal year 2021.

We notified the SEC of the Independent Investigation by the Special Committee, and the SEC subsequently initiated an investigation. We have since cooperated with the SEC and voluntarily provided information. On February 6, 2024, we reached a settlement with the SEC regarding the employee misconduct and transaction irregularities. Under the terms of the settlement, we, without admitting or denying the findings of the SEC, consented to the entry of an order by the SEC that we shall cease and desist from committing or causing any violations and any future violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The SEC did not impose civil penalties against us because of our self-reporting, cooperation and remediation.

INTRODUCTION

Unless we indicate otherwise and for the purpose of this annual report only:

•
“active customers” at the end of any period refers to customers which had over RMB50 in annual spending in the preceding 12 months;
•
“ADRs” refers to the American depositary receipts, which, if issued, evidence the ADSs;
•
“ADSs” refers to our American depositary shares, each of which represents six Class A ordinary shares;
•
“AI” or “artificial intelligence” refers to intelligence demonstrated by machines, in contrast to the natural intelligence displayed by humans and other animals;
•
“API” or “application programming interface” refers to an application-specific computing interface that allows third parties to utilize and extend the features and functions of the application;
•
“A2P SMS” or “application-to-person short message service” refers to a one-way process of sending messages from an application to mobile users;
•
“CC” or “contact center” refers to a business’s central point for managing all communications with customers, including customer service and acquisition, through all channels;
•
“CPaaS” or “communications platform as a service” refers to a cloud-based solution that allows enterprises to add real-time communications capabilities such as voice and messaging to their applications and systems by deploying APIs and SDKs;
•
“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;
•
“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share, each of which entitles the holder thereof to one vote;
•
“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share, each of which entitles the holder thereof to ten votes;
•
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
•
“dollar-based net customer retention rate for active customers” represents the dollar-based net customer retention rate for all active customers for solutions that we offer on a recurring basis, unless otherwise specified;
•
“IM” or “instant messaging” refers to the exchange or real-time messages over the internet;
•
“IoT” or “Internet of Things” refers to a network of interrelated computing devices that enables data transmissions without human-to-human or human-to-computer interactions;
•
“IVR” or “interactive voice response” refers to an automated telephony system that interacts with human callers through voice and keypad selections;
•
“large-enterprise customers” at the end of any period refers to customers which had over RMB700,000 (equivalent to approximately US$100,000) in annual spending in the preceding 12 months;

•
“multi-capability vendors” refers to vendors which offer a wide range of cloud-based communications services;
•
“RMB” and “Renminbi” refers to the legal currency of China;
•
“shares” or “ordinary shares” refers to our Class A ordinary shares and our Class B ordinary shares;
•
“single-capability vendors” refers to vendors which focus on only one specific type of cloud-based communications services, with such service contributing over 75% of total revenues;
•
“SDK” or “software development kit” refers to an installable software package that contains the tools one needs to build a platform;
•
“UC&C” or “unified communications and collaboration” refers to the integration of enterprise communications and collaboration through a unified user interface, which allows consistent user experience across multiple devices, channels and communications formats;
•
“US$” and “U.S. dollars” refers to the legal currency of the United States;
•
“VIE” or “Ronglian Yitong” refers to Beijing Ronglian Yitong Information Technology Co. Ltd., and “affiliated entities” refers to, collectively, the VIE and its subsidiaries;
•
“we,” “us,” “our company,” “our,” “our group” or “Ronglian” refers to Cloopen Group Holding Limited, our Cayman Islands holding company, its predecessor entity, its subsidiaries and its affiliated entities, as the context requires; and
•
“WFOE” or “Anxun Guantong” refers to Anxun Guantong (Beijing) Technology Co., Ltd.

Effective on March 15, 2023, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS representing two Class A ordinary shares to a new ADS ratio of one ADS representing six Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the change in ratio for all periods presented.

We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Our reporting currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all. On Febraury 23, 2024, the noon buying rate was RMB7.1970 to US$1.00 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, including our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our results of operations, financial condition, business strategy and financial needs. The forward-looking statements included in this annual report relate to, among other things:

•
our mission, goals and strategies;
•
our ability to retain and grow customer base;
•
our future business development, results of operations and financial condition;
•
expected changes in our revenue, costs or expenditures;
•
competition in our industry;
•
relevant government policies and regulations relating to our industry;
•
general economic and business conditions globally and in China; and
•
assumptions underlying or related to any of the foregoing.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

The VIE structure and its associated risks

Cloopen Group Holding Limited, our ultimate Cayman Islands holding company, does not have any substantive operations other than (1) directly controlling Anxun Guantong, our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws that controls the VIE and its subsidiaries through certain contractual arrangements instead of direct equity ownership, and (2) directly controlling our overseas subsidiaries that conduct our overseas business operations. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the affiliated entities.

We, together with our WFOE and the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investment in companies that engage in value-added telecommunications services as set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC. As a result, we operate value-added telecommunications business in China through the affiliated entities, and rely on a series of contractual arrangements by and among WFOE, the VIE and its shareholders to control and receive the economic benefits of the business operations of the affiliated entities. Our VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. The contractual agreements enable us to (1) exercise effective control over the affiliated entities; (2) receive substantially all of the economic benefits of the affiliated entities; and (3) have an exclusive option to purchase all or part of the equity interests in the affiliated entities when and to the extent permitted by PRC law. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements.” As a result of our direct ownership in WFOE and the contractual agreements with the VIE, we are regarded as the primary beneficiary of the VIE, and the VIE and its subsidiaries are treated as our consolidated affiliated entities under U.S. GAAP. However, our contractual arrangements with the VIE are not equivalent of an investment in the VIE, and the PRC regulatory authorities could disallow our corporate structure at any time.

The VIE structure involves unique risks to investors in the ADSs. It may be less effective than direct ownership in providing us with operational control over the VIE or its subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the VIE’s activities. The shareholders of the VIE may not act in the best interests of our company or may not perform its obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are and will continue to be substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders through our WFOE. As of the date of this annual report, the agreements under the contractual arrangements among our WFOE, the VIE and its shareholders have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, filings or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the VIE structure at any time in the future. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties and may incur substantial costs to enforce the terms of the arrangements, or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries, the affiliated entities, and investors in our securities (including the ADS) face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of our company and the affiliated entities as a whole. For details, see “Risk Factors — Risks Related to Our Corporate Structure.”

Revenues contributed by the affiliated entities accounted for substantially all of our total revenues in 2019, 2020 and 2021. For a consolidation schedule depicting the results of operations, financial position and cash flows for us and the affiliated entities, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Financial Information Related to the VIE.”

Cash and asset flows through our organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur may highly depend upon dividends paid by our WFOE to us and service fees paid by the affiliated entities to our WFOE, despite that we may obtain financing at the holding company level through other methods. For example, if any of our WFOE or the VIE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and the investors in the ADS as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Cloopen Group Holding Limited, our WFOE and the VIE has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors. In 2019, 2020 and 2021, the VIE did not pay any service fees to our WFOE under the contractual arrangements. We expect to distribute earnings and settle the service fees owed under the contractual arrangements at the request of our WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Cloopen Group Holding Limited, the subsidiaries of Cloopen Group Holding Limited (including our WFOE), the affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under PRC laws and regulations, our WFOE is permitted to pay dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our WFOE and the affiliated entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Remittance of dividends by our WFOE out of China is also subject to certain procedures with the banks designated by the State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our WFOE and the net assets of the VIE in which we have no legal ownership. In addition, while there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between Cloopen Group Holding Limited and our Hong Kong subsidiary, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Cloopen Group Holding Limited, its subsidiaries and the affiliated entities to transfer or distribute cash within the organization, which could result in our inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund our WFOE only through capital contributions or loans, and fund the affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. See “— D. Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares, including those represented by the ADSs,” and “— D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We, through our WFOE and the affiliated entities, conduct our operations in China. We also control Anxun Shuzhi (Shenzhen) Technology Co., Ltd., our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws, which has no material business operations as of the date of this annual report. Our operations in China are governed by PRC laws and regulations. We and the affiliated entities are required to obtain certain licenses, permits, filings or approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, CM Law Firm, our PRC subsidiaries and the affiliated entities in China have obtained the material licenses, permits, filings and approvals from the PRC government authorities necessary for our business operations in China, including, among others, Value-Added Telecommunications Business Operating Licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. We cannot assure you that we or the affiliated entities will be able to obtain, in a timely manner or at all, or maintain such licenses, permits, filings or approvals, and we or the affiliated entities may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite licenses, permits, filings or approvals applicable to us or the affiliated entities may have a material adverse effect on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Regulatory Compliance — Our business is subject to extensive regulation, and if we fail to obtain and maintain required licenses and permits, we could face government enforcement actions, fines and possibly restrictions on our ability to operate or offer certain of our solutions.”

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and other 12 PRC regulatory authorities jointly issued an amendment to the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures stipulates that (1) critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are subject to the cybersecurity review by the Cybersecurity Review Office, and (2) network platform operators holding personal information of more than one million users seeking for listing in a foreign country must apply for the cybersecurity review. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations relating to cybersecurity and privacy protection — Cybersecurity.” As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. See “— D. Risk Factors — Risks Related to Our Business and Industry — If we fail to comply with laws and contractual obligations related to data privacy and protection and cybersecurity, our business, results of operations and financial condition could be materially and adversely affected.”

On February 17, 2023, Chinese Securities Regulatory Commission, or the CSRC, promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on an overseas stock exchange prior to March 31, 2023, we are not required to make such immediate filing with the CSRC in connection with such listing. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations relating to M&A Rule and overseas listing in the PRC.”

We cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filings or approvals or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the ADSs. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors, and cause the value of such securities to significantly decline or be worthless. See “— D. Risk Factors — Risks Related to Doing Business in China — The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter, or OTC, trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in mainland China and Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, and upon two consecutive years of non-inspection under the HFCAA, our shares and the ADSs will not be permitted for trading on a national securities exchange or the OTC trading market in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of the ADSs to decline significantly or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The ADSs may be delisted from a U.S. exchange and prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting and prohibition from trading of the ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.”

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, results of operations, financial condition, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to the Independent Investigation and restatement of consolidated financial statements

•
legal proceedings, investigations and inquiries in connection with or arising from the previously disclosed employee misconduct and transaction irregularities, and other associated adverse effects;
•
adverse publicity and potential concerns from our customers and other business partners relating to or arising from the Independent Investigation and restatement of consolidated financial statements;
•
our ability to implement and maintain an effective system of internal control over financial reporting to accurately report our results of operations, meet our reporting obligations and prevent fraud; and
•
our failure to timely comply with our SEC reporting obligations.

Risks related to our business and industry

•
our ability to attract new customers or retain existing ones;
•
continued development of our solutions and the markets our solutions target;
•
our limited operating history;
•
our ability to generate profits and positive cash flows;
•
our reliance on collaborations with China’s major mobile network operators;
•
our ability to enhance or upgrade our existing solutions and introduce new ones;
•
compatibility of our solutions across devices, business systems and applications and physical infrastructure;
•
our ability to compete effectively in China’s cloud-based communications industry and internationally;
•
our ability to collect accounts receivable from our customers in a timely manner;
•
our ability to maintain and enhance our brand image and generate positive publicity;
•
our ability to optimize the prices for our solutions;
•
our ability to manage our sales cycle to large enterprises;
•
our ability to comply with related laws and regulations associated with conducting business with state-owned enterprises;
•
real or perceived errors, defects, failures, vulnerabilities, or bugs in our solutions;
•
our ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions;
•
our ability to support and resolve intellectual property rights claims and other litigation matters;
•
our ability to protect or defend our intellectual property rights; and
•
our ability to comply with laws and contractual obligations related to data privacy and protection and cybersecurity.

Risks related to regulatory compliance

•
compliance with extensive and evolving laws and regulations in the PRC;
•
third-party misconduct and misuse of our solutions in violation of relevant laws and regulations; and
•
the progress of certain shareholder class actions where we and certain of our directors and officers have been named as defendants.

Risks related to doing business in China

•
changes in China’s economic, political or social conditions or government policies;
•
evolving legal development, non-compliance with which, or changes in which, may adversely affect our business and prospects;
•
Chinese government’s significant authority to intervene or influence our operations and to exert control over offerings conducted overseas and/or foreign investment in China-based issuers.
•
the approval of and the filing with the CSRC or other PRC government authorities in connection with our future offshore offerings; and
•
the threat of the ADSs being delisted from a U.S. exchange or prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely.

Risks related to our corporate structure

•
compliance of the contractual arrangements that establish our corporate structure for operating our business;
•
failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them; and
•
actual or potential conflicts of interest of shareholders of the VIE with us.

Risks related to corporate governance

•
our status as a foreign private issuer;
•
our status as an emerging growth company; and
•
our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to the ADS

•
delisting of the ADSs from the New York Stock Exchange, which may continue to have a material adverse effect on the trading and price of the ADSs;
•
volatility of the trading price of the ADSs; and
•
the sale or availability for sale of substantial amounts of the ADSs.

Risks Related to the Independent Investigation and Restatement of Consolidated Financial Statements

The previously disclosed employee misconduct and transaction irregularities have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, required significant time and attention from our senior management, among other adverse effects.

As previously disclosed in press releases dated May 3, 2022 and September 6, 2022, the Special Committee undertook the Independent Investigation regarding certain employee misconduct and transaction irregularities with the assistance of independent advisors during 2022.

The employee misconduct and transaction irregularities had and could continue to have material adverse effects on us. On February 6, 2024, we reached a settlement with the SEC regarding the employee misconduct and transaction irregularities, under which we shall cease and desist from committing or causing any violations and any future violations of certain federal securities laws. Entering into the settlement with the SEC also results in the loss of certain exemptions or protections that were available to us under federal securities laws. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Other Proceeding.” We incurred significant costs, including legal expenses and cost associated with the restatement and adjustment of our financial statements. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees. Moreover, an unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, and/or our current or former directors or officers, which could harm our reputation, business, results of operations, financial condition, or liquidity. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. Following disclosure of the employee misconduct and transaction irregularities, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. The employee misconduct and transaction irregularities also led to material adverse effects on our operations, our reputation and our relationships with business partners, as well as material adverse effects on our financial position, including incurred costs and expenses and our ability to raise new capital in the future. Furthermore, our senior management team devoted significant time to facilitate the Independent Investigation and is expected to continue to devote significant time and efforts to address the impacts associated with or arising from the employee misconduct and transaction irregularities.

We cannot predict all impacts on us in connection with or arising from the employee misconduct and transaction irregularities. Any unknown or new risks might result in a material adverse effect on us.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse effect on our business, results of operation, financial condition and cash flows, and our reputation. We are, and may continue to be, the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the employee misconduct and transaction irregularities.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Other Proceeding.” We are, and may continue to be, the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the employee misconduct and transaction irregularities.

The matters that led to the Independent Investigation and restatement of consolidated financial statements have exposed us to increased risks of litigation, regulatory proceedings and government enforcement actions. We and our current and former directors and officers may, in the future, be subject to additional proceedings relating to such matters. Regardless of the outcome, any lawsuits or other proceedings that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could result in significant damages, fines, additional penalties, administrative sanctions or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, results of operations, financial condition or cash flows. Subject to certain limitations, we are obligated to indemnify, among others, our current and former directors and officers in connection with such lawsuits and any related proceedings or settlements amounts. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited.

Matters relating to or arising from the Independent Investigation and restatement of consolidated financial statements, including adverse publicity and potential concerns from our customers and other business partners, have had and could continue to have a material adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the Independent Investigation and restatement of our financial statements, and we may be materially and adversely affected by negative reactions from our customers, suppliers or others with whom we do business. Concerns include the perception of the efforts required to address our accounting and control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers and business partners could harm our business and have an adverse effect on our financial condition.

If we fail to implement and maintain an effective system of internal control over financial reporting, we could be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2021. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) lack of sufficient documented financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customers to assess the revenue recognition and provision of accounts receivable, (5) insufficient authorization or review controls in the revenue and the purchase processes, (6) lack of systematic process controls over the filing and registration of the sales and purchase agreements, and (7) improper approval, documentation and timely review on certain database log and system user’s authorization relating to general information technology control. To remedy the identified material weaknesses, we have begun to, and will continue to, improve our internal control over financial reporting. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting” for details of our remedial measures.

In addition, KPMG advised us prior to its resignation of the following material weaknesses: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) lack of sufficient documented financial closing policies and procedures, and (3) insufficient authorization or review controls in the revenue and the purchase processes. Our board of directors formed the Special Committee to oversee the Independent Investigation of the employee misconduct and transaction irregularities that were raised to our board’s attention by KPMG. In connection with the Special Committee’s findings and recommendations, we have taken significant remedial measures, including, among others, (1) discontinuing certain implicated business department, and (2) terminating, requesting the resignation of, or giving disciplinary warnings to relevant employees. In addition, we are also in the process of implementing a number of additional remedial measures to enhance internal controls and financial review policies and procedures, including, among others, improving various relevant internal policies and providing related employee trainings.

The implementation of these measures, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are subject to reporting obligations under the U.S. securities laws. As a public company, we are also subject to the Sarbanes-Oxley Act of 2002. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for such year, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021. See “Item 15. Controls and Procedures.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may also place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Furthermore, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. In light of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, results of operations, financial condition and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

The circumstances that led to the failure to file our annual report on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

Our ability to resume a timely filing schedule with respect to our SEC reporting is subject to a number of contingencies, including whether and how quickly we are able to effectively remediate the identified material weaknesses in our internal control over financial reporting. Our filing of this annual report has been delayed and we cannot assure you we will be able to timely make our future filings.

In case we delay our filings, investors may need to evaluate certain decisions with respect to the ADSs in light of our lack of current financial information. Furthermore, in June 2022, we were informed by the depositary bank that due to our failure to timely comply with our SEC reporting obligations, the depositary bank decided to close its books to conversions of our ordinary shares into the ADSs. We cannot assure you when or if our ADR facility will be reopened for conversions. The closing of the depositary’s books does not affect the trading of the previously issued ADSs. Accordingly, any investment in our shares and/or the ADSs involves a greater degree of risk. Our lack of current public information may have an adverse effect on investor confidence, which could lead to a reduction in our stock price or restrictions on our abilities to obtain financing in the public market, among others.

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

We offer a comprehensive portfolio of cloud-based communications solutions to enterprises of all sizes, from which we generate most of our revenues. The markets we target are rapidly evolving and subject to a number of risks and uncertainties. Our success will depend to a substantial extent on the growth of these markets, especially the widespread adoption of cloud-based communications solutions as a replacement for legacy on-premises systems and other traditional forms of communications.

The growth of these addressable markets also depends on a number of other factors, including the refresh rate for legacy on-premises systems, the cost, performance and perceived value associated with cloud-based communications solutions, as well as their ability to address security, stability, and privacy concerns. In order to grow our business and extend our market position, we intend to educate our existing and prospective customers about the benefits of our solutions and continuously enhance and innovate our solutions and features to increase market acceptance. However, if ever the cloud-based communications technologies fail to develop in a way that satisfies the growing demands of customers, or develop more slowly than we anticipate, it could significantly harm our business. In addition, the cloud-based communications industry may fail to grow significantly or at all, or there could be a reduction in demand as a result of a lack of public acceptance, technological challenges, competing products and services, decreases in IT spending by current and prospective customers, weakening economic conditions and other causes. The occurrence of any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

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

We have incurred substantial net losses since our inception. In 2019, 2020 and 2021, our net loss was RMB233.5 million, RMB425.2 million and RMB904.5 million (US$141.9 million), respectively, our operating cash outflow was RMB161.6 million, RMB216.5 million and RMB238.1 million (US$37.4 million), respectively. Over the past few years, we have spent considerable amounts of time and financial resources to develop new cloud-based communications solutions and enhance or upgrade our existing ones in order to position us favorably for future growth. In addition, we have expended significant resources upfront to market, promote and sell our solutions through various direct and indirect channels, and expect to continue to do so in the future. Our aggressive investments continue to drive our negative cash flows and we expect to continue to invest in business operations, technological improvements, marketing campaigns and international expansion. Our status as a public company could also incur significant additional accounting, legal and other expenses.

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

One of the most important value propositions of our solutions is the compatibility with a wide range of devices, business systems and applications and physical infrastructure. The experience of our customers depends, in part, on our ability to integrate with their existing business systems and applications, many of which may have been developed by third-party providers. In addition, the functionality of our solutions depends on the seamless integration with our customers’ legacy on-premises hardware and communications infrastructure, such as third-party video-conferencing systems. Third-party services and products are constantly evolving, and we may not be able to modify our solutions to assure the compatibility with that of other third parties following development changes. Furthermore, third-party providers or manufacturers may, without prior notice, change the configuration or features of their services and products, restrict our access, or adversely alter the terms and conditions of use. Any of these changes could functionally limit or terminate our ability to use these third-party products and services in conjunction with ours, which could have a material negative impact on our business. If we fail to properly integrate our solutions with our customers’ existing business systems and applications and physical infrastructure, whether developed in-house or by third parties, we may be unable to offer the functionality that is expected by our customers and is essential to our solutions, which would materially and adversely affect our business, results of operations and financial condition.

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

Our contract assets represented our right to consideration for work performed but not invoiced. When our right to consideration becomes unconditional, we reclassify the contract assets to accounts receivable. We had contract assets of RMB15.6 million, RMB18.3 million and RMB21.1 million (US$3.3 million) as of December 31, 2019, 2020 and 2021, respectively. We recorded allowance for contract assets of RMB1.0 million, RMB6.7 million and RMB10.6 million (US$1.7 million), respectively, as of December 31, 2019, 2020 and 2021. We typically extend to our customers payments terms ranging from 60 to 180 days after our customers have been billed, resulting in accounts receivable. We had accounts receivable, net, including those due from third parties and related parties, of RMB187.4 million, RMB214.6 million and RMB159.0 million (US$25.0 million) as of December 31, 2019, 2020 and 2021, respectively. We recorded allowance for doubtful accounts in relation to accounts receivable of RMB16.1 million, RMB44.4 million and RMB57.4 million (US$9.0 million), respectively, as of December 31, 2019, 2020 and 2021.

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

We currently derive a significant portion of our revenues from sales of our solutions to large enterprises. We generated 72.2%, 73.9% and 72.1% of our total revenues from large-enterprise customers in 2019, 2020 and 2021, respectively. We believe that increasing our sales to these customers is key to our future growth. The length of our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale to that customer, is approximately four months on average and varies upon the size of potential customer and project. Based on our experience, the sales cycle for large enterprises, which generally ranges from four months to one year, is often lengthy and unpredictable, especially when we serve them with our project-based solutions. Many of our prospective customers do not have prior experience with cloud-based communications and, therefore, typically spend significant time and resources evaluating our solutions before they purchase from us. Similarly, we typically spend more time and effort determining their requirements and educating these customers about the benefits and uses of our solutions. Large enterprises also tend to demand more customizations, integrations and additional features than their smaller counterparts. As a result, we may be required to divert more sales and research and development resources to large enterprises and will have less personnel available to support other customers, or that we will need to hire additional personnel, which would increase our operating expenses. It is often difficult for us to forecast when a potential enterprise sale will close, the size of the customer’s initial service order and the period over which the implementation will occur, any of which may impact the amount of revenues we recognize or the timing of revenue recognition. Large enterprises may delay their purchases as they assess their budget constraints, negotiate early contract terminations with their existing providers or wait for us to develop new features. Any delay in closing, or failure to close, a large-enterprise sales opportunity in a particular period or year could significantly harm our projected growth rates and cause the amount of new sales we book to vary significantly from period to period. We also may have to delay revenue recognition on some of these transactions until the customer’s technical or implementation requirements have been met.

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

We have acquired several businesses in recent years, such as Beijing Ronglian Qimo Technology Co., Ltd., or Ronglian Qimo. In addition, in March 2021, we acquired Shanghai GuoHeBing Software Technology Co., Ltd., or EliteCRM, a leading customer relationship management software provider, and issued 2,411,177 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of EliteCRM. In December 2021, we acquired Zhuge Inc., or Zhuge, a user-centric intelligent data solution provider. In connection with the acquisition, we issued 722,926 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of Zhuge, and reserved up to 461,642 Class A ordinary shares for future issuance subject to certain performance targets. These restricted shares were issued under private placements pursuant to exemption or exclusion from the registration requirements under the Securities Act, subject to certain vesting schedule and forfeiture to the extent any share remains unvested in case of early termination of employment. We may make additional acquisitions in the future.

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

We may make additional acquisitions or investments or enter into joint ventures or strategic alliances with other companies. Such plans may divert our management’s attention, result in debt or dilution to our shareholders, or subject us to other adverse consequences.

We have been, and may be in the future, party to intellectual property rights claims and other litigation matters, which are expensive to support, and if resolved adversely, could harm our business.

There has been substantial litigation in the cloud-based communications and related industries regarding intellectual property rights. Third parties may, from time to time, claim that we are infringing, misappropriating or otherwise violating their intellectual property rights, including patents, software copyrights and other intellectual property rights. Third parties may also claim that our employees have misappropriated or divulged their former employers’ trade secrets or confidential information. We have been found, and may be found in the future, to have infringed upon third party’s proprietary rights. For example, due to a dispute between the former chief executive officer of the affiliated entity, Ronglian Qimo, and his former employer on non-competition matters, Ronglian Qimo and such officer were sued in 2016 for unauthorized application of a source code in a call center software previously sold by Ronglian Qimo. We believe such source code was legally possessed and used by such officer according to his agreement with the former employer; however, a local court held us liable for infringement of software copyright in 2019. We ceased to deploy such source code in our solutions since 2016 and have fully fulfilled our obligations under the court judgment.

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

We rely, in part, on patent, trademark, copyright, and trade secret law to protect our intellectual property in China and abroad. The intellectual property rights we have obtained may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed upon or misappropriated. In addition, we cannot assure you that any of our ongoing intellectual property registration applications will ultimately be successful or will result in registrations with adequate scope for our business, or at all. If our applications are not successful, we may have to use different intellectual property rights for affected technologies or solutions, or seek to enter into arrangements with any third party who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms. We may not be able to protect our proprietary rights in China or internationally, and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours.

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

If we fail to comply with laws and contractual obligations related to data privacy and protection and cybersecurity, our business, results of operations and financial condition could be materially and adversely affected.

We have access to certain data and information of enterprises which use our solutions. We may also have access to certain personal data and information of our customers’ end-users. We face risks inherent in handling and protecting such large volumes of data. In particular, we face a number of challenges relating to data protection, including:

•
protecting the data in and hosted on our solutions or infrastructure, including against attacks by third parties or fraudulent behaviors by our employees;
•
addressing concerns related to privacy and sharing, safety, security and other factors; and
•
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

Our practices regarding the use, retention, transfer, disclosure and security of confidential data could become the subject of enhanced regulations and increased public scrutiny in the future. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted user notification requirements in the event of unauthorized access to or acquisition of certain types of data. The PRC regulators, including the Ministry of Industry and Information Technology, or the MIIT, and the CAC have been increasingly focused on regulation in the areas of cybersecurity and data protection and governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data, which require certain authorization or consent from users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. The MIIT issued the Order for the Protection of Telecommunications and Internet User Personal Information on July 16, 2013, requiring internet service providers to establish and publish protocols relating to the collection or use of personal information, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Institutions and their employees are prohibited from selling or otherwise illegally disclosing a person’s personal information obtained during the course of performing duties or providing services. Pursuant to the PRC Cybersecurity Law, effective on June 1, 2017, network operators are required to fulfill certain obligations to safeguard cybersecurity and enhance network information management.

Moreover, existing PRC privacy, cybersecurity and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy, cybersecurity and data protection-related matters. Furthermore, the PRC Civil Code, the PRC Cybersecurity Law, the Personal Information Protection Law and the PRC Data Security Law set general requirement on internet service providers to protect individual privacy and personal data security. Internet service providers are required to collect data in accordance with the laws and in proper manner, and obtain consent from internet users prior to the collection, use or disclosure of internet users’ personal data. These developments could adversely affect our business, operating results and financial condition. Any failure or perceived failure by us, our products or our platform to comply with new or existing PRC privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind our suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations relating to cybersecurity and privacy protection.” For example, on June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and tiered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is manipulated, destroyed, leaked or illegally acquired or used. The PRC Data Security Law also introduces a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data information. Furthermore, along with the promulgation of the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities.

On August 20, 2021, the SCNPC issued the Personal Information Protection Law, which has been effective from November 1, 2021 and reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing, and the basic requirements of notice and consent.

On November 14, 2021, the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations. The Cyber Draft Data Security Regulations sets out general guidelines on a number of matters, including protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Specifically, the Draft Cyber Data Security Regulations provides that data processors conducting merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security shall apply for cybersecurity review. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations relating to cybersecurity and privacy protection — Cybersecurity.” However, we are not certain whether such draft measures will apply to our company, or whether the scope of financing activities that are subject to such draft measures may change in the future. Furthermore, if such draft measures are adopted into law in the future, we may become subject to enhanced cybersecurity review.

On December 28, 2021, the CAC and other 12 government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review, and that network platform operators holding personal information of more than one million users seeking for listing in a foreign country must apply for the cybersecurity review. However, the scope of operators of “critical information infrastructure” and the interpretation for “affect or may affect national security” under the current regulatory regime remain unclear and are subject to the decisions of competent PRC regulatory authorities. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure” thus currently not applicable to us, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cybersecurity incidents and conducting regular emergency drills, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Failure to pass the cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of applicable cybersecurity requirements, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

On July 7, 2022, the CAC promulgated the Measures on Data Export Security Assessment, which came into effect on September 1, 2022. Such Measures on Data Export Security Assessment requires data processors to apply for a security assessment on data export. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Provision on Confidentiality, which became effective on March 31, 2023.

The CAC published the Provisional Administrative Measures for AIGC services, or the AIGC Administrative Measures, on July 10, 2023 and became effective on August 15, 2023. Pursuant to the AIGC Administrative Measures, AIGC service providers must comply with a number of rules and filing in relation to AIGC content, personal data, privacy protection and intellectual property rights. In case of a breach of the rules or non-compliance with the filing requirements, the regulatory authorities will impose warning, fine and other penalties. Failure to rectify the breach or non-compliance may lead to suspension in operations. We may incur substantial costs to comply with the AIGC Administrative Measures and to establish and maintain relevant internal compliance policies.

Given that the above-mentioned laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties. We may be required to make further adjustments to our business practices to comply with the enacted form of the laws, which may increase our compliance cost and adversely affect our business performance. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the PRC, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

•
third-party attempts to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our customers’ data, our data or our IT systems;
•
efforts by individuals or groups of hackers and sophisticated organizations;
•
cyberattacks on our internally built infrastructure;
•
vulnerabilities resulting from enhancements and upgrades to our existing solutions;
•
vulnerabilities in third-party infrastructure and systems and applications that our solutions operate in conjunction with or are dependent on;
•
vulnerabilities existing within newly acquired or integrated technologies and infrastructure;
•
attacks on, or vulnerabilities in, the many different underlying networks and services that power the internet that our solutions depend on, most of which are not under our control; and
•
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

•
frequent changes to, and growth in complexity of, the techniques used to breach, obtain unauthorized access to, or sabotage IT systems and infrastructure, which are generally not recognized until launched against a target, possibly resulting in our being unable to anticipate or implement adequate measures to prevent such techniques;
•
the continued evolution of our internal IT systems as we early adopt new technologies and new ways of sharing data and communicating internally and with customers, which increases the complexity of our IT systems;
•
authorization by our customers to third-party technology providers to access their data, which may lead to our customers’ inability to protect their data that is stored on our servers; and
•
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

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events could cause severe disruption to our daily operations and may even require a temporary closure of our facilities. Our business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS), 2019 Coronavirus Disease (COVID-19) or other epidemics. We cannot assure you that our backup systems or other mitigating measures will be adequate to protect us from the effects of any of these events, which may give rise to server interruptions, system breakdowns or network failures, and could cause the inability to provide our services. The continuance of any of these events could increase the costs associated with our operations and reduce our ability to operate our business at intended capacities, thereby reducing revenue and profitability.

For example, the outbreak of COVID-19 has materially and adversely affected the Chinese and global economy. In response to the pandemic, the governments implemented mitigation measures from time to time to contain the spread of the pandemic. During the COVID-19 pandemic, we experienced an increase in demand for our solutions following the COVID-19 outbreak due to the nationwide quarantine measures which have resulted in many businesses requiring their employees to work from home and collaborate remotely via cloud-based communications channels. However, we nonetheless experienced significant business disruptions as a result of the outbreak. Specifically, we experienced customer loss during the outbreak, primarily due to a decrease in the number of enterprise customers of smaller sizes that were less equipped to withstand the impact of COVID-19. We also experienced delayed service delivery, extended payment cycles and delayed collection of accounts receivable. In addition, we experienced delays in establishing cooperative relationships with our customers, especially large-enterprise customers, caused by the disruptions to offline sales and marketing activities during the outbreak. Any future impact caused by the COVID-19 pandemic will depend on its subsequent development. We cannot be entirely certain as to whether its impact will be completely alleviated. To the extent that future waves of COVID-19 infections disrupt normal business operations and traveling in countries around the world, we may face disrupted market demand and operational challenges. We are closely monitoring the development of the pandemic and continuously evaluating any potential impact on our business, results of operations and financial condition.

We depend largely on the continued services of our senior management, core technical personnel, and qualified staff. Our inability to retain their services could adversely affect our business, results of operations and financial condition.

Our future success heavily depends upon the continuing services of our senior management and other key employees. In particular, we rely on the expertise, experience and vision of Mr. Changxun Sun, our founder and chief executive officer, as well as other members of our senior management team. We also rely on the technical know-how and skills of our core research and development personnel. If any of our senior management or core technical personnel becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our results of operations and financial condition may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain key employees.

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

We have experienced rapid growth in recent years. Our total revenues increased by 22.0% from RMB592.8 million in 2019 to RMB723.5 million in 2020, and increased by 4.0% to RMB752.7 million (US$118.1 million) in 2021. In future periods, we may not be able to sustain revenue growth consistent with recent history or at all. Further, as we operate in a new and rapidly changing industry, widespread acceptance and use of our solutions are critical to our future growth and success. We believe our revenue growth depends on a number of factors, including our ability to:

•
attract new customers;
•
provide excellent customer experience;
•
retain our existing customers, expand usage of our solutions, and cross-sell and up-sell to our existing customers;
•
introduce and grow adoption of enhancements and new solutions we develop;
•
achieve widespread acceptance and use of our solutions;
•
adequately expand our sales and marketing force and other sales channels;
•
maintain the security and reliability of our solutions;
•
comply with existing and new applicable laws and regulations;
•
price our solutions effectively so that we are able to attract and retain customers without compromising our profitability; and
•
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

Our rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. For example, our headcount has grown from 806 employees as of January 1, 2018 to 1,424 employees as of December 31, 2021. We have also experienced robust growth in the number of customers and the amount of data that our solutions support. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and managerial controls as well as our reporting systems and procedures. For example, we have acquired several businesses, and have expanded our international operations into certain regions and areas outside China such as Japan, Philippines, Malaysia, South Korea, Singapore and Mexico. We plan to strengthen our presence in Japan and Southeast Asia, and further expand into certain regions and countries in the Middle East and Middle and South America.

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

A portion of our revenues is generated through our sales and marketing team. Our future success requires continuing to develop and maintain a successful sales and marketing team that identifies and closes a significant portion of new sales opportunities. We also need to enhance our ability to cross-sell and up-sell additional features and solutions to existing customers. If our direct sales efforts are as not successful as anticipated, or any of our promotion or marketing activities violate certain applicable laws or regulations, we may be unable to meet our revenue growth targets.

A portion of our revenues is generated through indirect sales channels. Channel partners we cooperate with mainly consist of mobile network operators, distributors and system integrators. We typically have arrangements with them to distribute our solutions to their own customers, with which we do not contract or contract only to a limited extent. We expect these channels to continue to generate a considerable portion of our revenues in the future. Our sustained success requires continued efforts to develop and maintain successful relationships with these channel partners so as to increase the portion of sales opportunities that they refer to us. If we fail to do so, or if our channel partners are not successful in their sales efforts, we may be unable to grow and expand our business, and our results of operations and financial condition could be materially and adversely affected.

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

In 2019, 2020 and 2021, our ten largest customers in terms of revenues contributed an aggregate of 29.2%, 24.8% and 37.0% of our total revenues for the same years, respectively. The high quality of our services and the time and expenses required for switching to other qualified cloud-based communications solution providers help us retain our customers. As we typically do not have long-term contracts with our customers, they may reduce their usage at any time or terminate their adoption of our solutions upon expiration of original terms. Although we have made considerable efforts to diversify our customer base and attract new customers, if any of our large customers cease or reduce their use of our solutions, or use our solutions on less favorable terms, our business, results of operations and financial condition could be materially and adversely affected.

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

We have taken and continue to take steps to improve our infrastructure to prevent business interruptions, including on-going maintenance and upgrade. However, business interruptions continue to be a significant risk for us and could have a material adverse impact on our business. Any future interruptions could:

•
cause our customers to seek damages for losses incurred;
•
require us to replace existing equipment or add redundant facilities;
•
affect our reputation as a reliable provider of communications solutions;
•
cause existing customers to cancel or elect to not renew their contracts; or
•
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

Our operations are dependent in part upon transmission bandwidth provided by third-party network or cloud providers. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth demands by our customers. Enterprises are increasingly inclined to adopt cloud-based communications solutions, especially as a result of residing demand for remote collaboration caused by the COVID-19 outbreak, and we may experience spikes in usage from time to time. Although we believe we are able to scale our network infrastructure in response, if we fail to cost-effectively maintain and expand our network infrastructure, our business and operations could be severely disrupted, and our results of operations and financial condition could be adversely affected.

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

We have experienced, and expect to continue to experience in the future, seasonality in our business, results of operations and financial condition. We believe that our quarterly sales are affected by industry buying patterns. Our customers, especially large enterprises, tend to enter into contracts with us in the second half of each year in accordance with their budget cycles. As such, we generally record higher revenues during such periods. In addition, we typically generate lower revenues in the first quarter during or around Chinese New Year holiday. Our revenues may also fluctuate due to other factors such as the general economic environment. The seasonality changes may cause fluctuations in our financial results and any occurrence that disrupts our business during any particular seasons could have a disproportionately material adverse effect on our liquidity and results of operations.

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

We have adopted the 2016 share incentive plan, or the 2016 Plan, which permits the grant of a number of equity-linked awards, including share options and restricted shares, to directors, officers, employees and external consultants. The 2016 Plan is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through the awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 26,385,975 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which (1) options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised in January 2021, and such shares were issued in February 2021 subject to certain transfer and repurchase restrictions, (2) options to purchase 3,645,942 Class A ordinary shares granted to certain employees were subsequently exercised, and (3) options to purchase 3,900,131 Class A ordinary shares under the 2016 Plan are still outstanding.

In January 2021, we adopted the 2021 share incentive plan, or the 2021 Plan, under which the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under such plan is 15,144,221. As of the date of this annual report, restricted share units to purchase an aggregate of 4,433,619 Class A ordinary shares have been granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 4,242,963 Class A ordinary shares are still outstanding. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans” for more information.

In 2019, 2020 and 2021, we recorded share-based compensation expenses of RMB27.1 million, RMB134.2 million and RMB277.6 million (US$43.6 million), respectively. For details on the measurements of our share-based compensation, See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates — Share-based compensation.” As of December 31, 2021, there were RMB87.3 million (US$13.7 million) and RMB133.9 million (US$21.0 million) of total unrecognized share-based compensation expenses related to share options and restricted shares, respectively. The related share options and restricted shares are expected to be recognized over a weighted average period of 2.84 years and 2.88 years, respectively. We expect to further recognize a substantial amount of share-based compensation expenses going forward, which we expect to have a significant impact on our results of operations. Moreover, if we grant additional share options or other equity-linked awards in the future, such as those under our share incentive plans or in connection with future acquisitions, our expenses associated with share-based compensation may increase significantly, which may materially and adversely affect our business, results of operations and financial condition.

We are expanding internationally, which could expose us to significant risks.

We established our first overseas subsidiary, Cloopen Japan Co., Ltd., in Japan in 2016 and have recently begun to generate revenues from our international operations. As of the date of this annual report, we also have overseas subsidiaries in Philippines, Malaysia, South Korea, Singapore and Mexico. We plan to strengthen our presence in Japan and Southeast Asia, and further expand into certain regions and countries in the Middle East and Middle and South America. Any new markets or countries into which we attempt to sell our solutions may not be receptive. For example, we may not be able to expand into certain markets if we are not able to satisfy certain government- and industry-specific requirements. In addition, our ability to manage our business and conduct our operations internationally in the future may require considerable management’s attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Future international expansion will require investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•
recruiting and retaining talented and capable employees outside China and maintaining our company culture across all of our offices;
•
providing our solutions and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our solutions and features to ensure that they are culturally appropriate and relevant in different countries;
•
complying with laws and regulations of the jurisdictions in which we operate, especially those in relation to our cloud-based communications solutions and business operations;
•
complying with applicable international laws and regulations, including laws and regulations with respect to privacy, telecommunications requirements, data protection, consumer protection and unsolicited messages and calls, and the risk of penalties to us and individual members of management or employees if our practices are deemed to be out of compliance;
•
operating in jurisdictions that have laws on the protection of intellectual property rights different from those in China, and the practical enforcement of our intellectual property rights globally;
•
collaborating with partners outside China;
•
compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations or perceptions on our ability to provide our solutions in certain international markets;
•
foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside China;
•
political and economic instability;
•
changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;
•
generally longer payment cycles and greater difficulty in collecting accounts receivable;
•
double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of China and the international jurisdictions in which we operate; and
•
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

In addition, to the extent we, our shareholders, directors, officers and employees were involved in any legal or administrative proceedings or violate or allegedly violate any laws or regulations, our reputation could be materially and adversely affected, which may, in turn, adversely affect our business and results of operations. For example, an employee, who is a former member of our senior management team was sued, prior to joining us, for theft of source code by one of his prior employers and was convicted of theft of trade secrets by a local Chinese court in 2010. He had disclosed his conviction to us before joining us, and has undertaken to keep confidential all the information that he obtains during his employment with us and, in the event of his termination, to return or permanently destroy all the documentation and materials he obtains during his employment with us. He also agreed that we retain the ownership over all the rights attached to the work products, designs, inventions or other intellectual properties developed or possessed individually or jointly by him during and until one year after termination of his employment with us. We have adopted internal policies and a code of ethics to help protect our intellectual properties. Nevertheless, negative publicity associated with our employees may adversely impact our business and reputation. In addition, Mr. Yipeng Li, our chief financial officer, was named as one of the defendants in an ongoing securities class action lawsuit against Sunlands Technology Group in his capacity as its then chief financial officer, together with certain then directors and executive officers of that company, originally filed on June 27, 2019 in the United States District Court for the Eastern District of New York (case number 1:19-cv-03744-FB-SMG). This class action lawsuit alleged misrepresentation contained in the registration statement in connection with such company’s initial public offering. The Sunlands matter has been concluded without any determination made regarding the liability of any defendant, including Mr. Yipeng Li.

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

Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•
our market position and competitiveness in China’s cloud communications industry;
•
our future profitability, overall results of operations, financial condition and cash flows;
•
general market conditions for capital raising activities in China and globally; and
•
economic, political and other conditions in China and globally.

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

Certain software we use leverages open-source codes, which, under certain circumstances, may lead to unintended consequences and, therefore, could materially adversely affect our business, results of operations and financial condition.

Our solutions incorporate open-source software, and we expect to continue to incorporate open-source software in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. Moreover, although we have implemented policies to regulate the use and incorporation of open-source software into our solutions, we cannot be certain that we have not incorporated open-source software in a manner that is inconsistent with such policies. If we fail to comply with open-source licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using solutions that contained the open source software and required to comply with onerous conditions or restrictions on these solutions. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our solutions and to re-engineer or even discontinue offering our solutions in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

Certain of our customers, such as internet finance companies, may be subject to more stringent laws and regulations, which could adversely affect their operations and therefore their IT spending levels, and in turn could cause our customer base to shrink.

Certain enterprises which deploy our solutions in their business operations are internet finance companies, which accounted for 8.0% to 10.0% of our total revenues in 2019, 2020 and 2021, respectively. Due to the relatively short history of the online consumer finance industry in China, a comprehensive regulatory framework is under development by the PRC government. Since mid-2015, the PRC government and relevant regulatory authorities have issued a number of laws and regulations, including the Interim Measure on the Internet Micro-credit Business (Draft for Comments) announced in November 2020, seeking to tighten the online consumer finance industry. These laws and regulations have imposed stringent requirements on the operation of peer-to-peer (P2P) online lending platforms. Although how these requirements will be interpreted and implemented is still unclear, it is likely that more stringent laws and regulations will be issued and adopted to further regulate related businesses. As a result of the stringent and evolving regulatory environment, online consumer finance industry is facing great challenges and shrinking in size, which has adversely affected and could continue to adversely affect our business. For example, relevant PRC authorities took stringent government measures in 2019 to regulate the operation of P2P online lending platforms, and we, after assessing potential risks, chose to voluntarily terminate certain transactions with existing customers in the online consumer finance industry to ensure compliance with relevant laws and regulations, which led to a decrease in our existing customer base and our revenues primarily related to cloud-based CC solutions that we offer on a recurring basis in such year. Furthermore, if the practice of our customers in the online consumer finance industry is deemed to violate any rules, laws or regulations, they could be forced to substantially modify their business model, face injunctions, including orders to cease illegal activities, discontinuation of operations and correction orders, fines and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities, which could significantly harm their business operations and IT spending levels. As a result, our customer base may shrink, and our business, results of operations and financial condition may be adversely affected.

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

The cloud-based communications industry in China is subject to extensive regulation. Related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. We are required to obtain and maintain all necessary operating licenses and permits applicable to our cloud-based communications solutions and our business operations in China. We may be required to apply for and obtain additional licenses and permits, as the interpretation and enforcement of the applicable current laws and regulations are evolving, and new laws and regulations may continue to be promulgated.

Most of the affiliated entities have obtained licenses from the MIIT and/or its local authorities to use telecommunications network code resources and provide internet content, and the Value-Added Telecommunications Business Operating Licenses to provide domestic multi-party communications services, domestic call center services, non-internet information services and internet information services. Certain of our telecommunications network code practices may be found to be not in full compliance with relevant laws and regulations, and as a result, we may be subject to administrative measures including confiscation of pertinent revenues, penalties and withdrawal of the telecommunications network code resources. For instance, the affiliated entities may be deemed to be using the telecommunications network code resources registered under the names of other affiliated entities. As of the date of this annual report, the affiliated entities have not been subject to any legal or regulatory sanction for failure to obtain, renew or update such licenses. However, we cannot assure you that the affiliated entities can successfully obtain or maintain required licenses and permits in a timely manner or at all, and we may be subject to fines, confiscation of income and discontinuation of or restrictions on certain of our operations as a result. Moreover, if we fail to renew or update any of our current licenses and permits in a timely manner and on commercially reasonable terms or at all, our business, results of operations and financial condition could be materially and adversely affected.

We may be required to obtain additional licenses and permits as regulatory requirements evolve or as we expand our solution offerings and business operations. For example, while we do not believe our current operations fall under the licensing requirements for deployment of interactive voice response, or IVR, and, therefore, we do not believe we are required to obtain the related license, we cannot assure you that the regulators will not take a contrary position or that the regulatory regime will not evolve in a way to expand the licensing requirements. As a result, we may incur increased costs of compliance, and there can be no assurance that we will be able to obtain the IVR-related license or any additional requisite license and permit or that we will not be found in violation of any existing or new law. If our operations are no longer in compliance with existing or new laws and regulations, or if we fail to obtain any license required under such laws and regulations, we could be subject to various penalties, including fines and discontinuation of or restrictions on our operations, which could materially and adversely affect our business, results of operations and financial condition.

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

In addition, our customers which deploy our solutions in their business communications may misuse them to make unauthorized calls and send unauthorized text messages and other content. For example, certain customers utilized our 7moor Cloud to make unauthorized calls in telemarketing settings, which had subjected us to negative media coverage and publicity. Such misuses may also subject us to potential risks, including liabilities or claims relating to consumer rights protection laws. As a provider of short message services, we are required to comply with relevant laws and regulations relating to internet information protections. For example, on May 19, 2015, the MIIT published the Provisions on the Administration of Short Message Services, which took effect on June 30, 2015, prohibiting the use of text messages in telemarketing or other commercial settings without consumers’ proper request and consent. In addition, the CAC published the AIGC Administrative Measures pursuant to which AIGC service providers must comply with a number of rules and filing requirements in relation to AIGC content, personal data, privacy protection and intellectual property rights. In case of a breach of the rules or non-compliance with the filing requirements, the regulatory authorities will impose warning, fine and other penalties. Failure to rectify the breach or non-compliance may lead to suspension in operations. Moreover, we could also be required to comply with relevant laws and regulations regarding the control and management of unauthorized calls, including, among others, establishing forbidden call lists to prevent telemarketing calls from reaching end-users who have formerly explicitly refused to be reached by telemarketing calls of a particular industry or business, and improving technological capability and risk precautions regarding the prevention and monitoring of unauthorized calls. The scope and interpretation of relevant laws and regulations that are or may be applicable to the delivery of text messages, calls and other content are continuously evolving. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations relating to cybersecurity and privacy protection — Unauthorized calls and text messages.” We have taken certain acts to reduce unauthorized text messages and calls, such as contract restrictions in our agreements with customers. In response to the past misuses by certain of our customers, we have also been more proactive in screening business partners, prohibiting non-compliant behaviors, and conducting rigorous real-time quality inspections. However, as in practice we have little control over text messages, calls and other content delivered by our customers to their end-users, we cannot assure you that our current systems and acts will be sufficient or effective under applicable laws and regulations. If we do not comply with relevant laws and regulations or if we become liable under these laws and regulations, we could face direct liability and loss of customer confidence, which could materially harm our reputation, business, results of operations and financial condition.

The discontinuation of any of the preferential tax treatments available to us could materially and adversely affect our results of operations and financial condition.

Under PRC tax laws and regulations, enterprises are generally subject to enterprise income tax at the statutory rate of 25%, and revenues from cloud-based communications services and communications devices are generally subject to value-added tax at the rates of 6% and 13%. Preferential tax treatments are available to certain enterprises, industries and regions. For example, certain of the affiliated entities were recognized as “high and new technology enterprises,” or HNTEs, and were entitled to a preferential enterprise income tax rate of 15%. The HNTE status must be reapplied every three years. During the three-year period, HNTEs must conduct a self-review each year to ensure they meet the HNTE criteria. We have renewed and intend to continue to renew our HNTE certificates upon the expiration of the three-year period. In addition, if the value-added taxes we actually paid for the sales of our qualified proprietary software exceed an amount equivalent to 3% of our revenues from such software, we are eligible to receive a refund of the excessive amount. However, if PRC government changes its tax policy of supporting new technology and software development, or if we cease to be eligible for any of these preferential tax treatments, we must pay tax at the standard rates, which would adversely affect our profitability.

Most of the lease agreements for our leased properties in China have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Under PRC law, all property lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, most of the lease agreements for our leased properties in China have not been registered with the relevant PRC government authorities. As of the same date, we have not been subject to any administrative fines or sanctions in this regard, nor have we received any rectification orders. However, there can be no assurance that relevant authorities will not in future implement measures to request us to register our leases. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and cause us to incur relocation costs.

We lease properties as our office premises in the ordinary course of our business. If any lessor of our leased properties in China does not have the relevant property ownership certificates or the right to lease or sublease such properties to us, the relevant lease agreements may be deemed invalid and we may be forced to vacate these properties, which could interrupt our business operations and cause us to incur relocation costs. Moreover, if third parties challenge our lease agreements, it could result in a diversion of managerial attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

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

We may be held liable for the information and content displayed on, retrieved from or linked to our websites or posted by us on third-party platforms, which could have a material and adverse effect on our business, results of operations and financial condition.

The PRC government has adopted laws and regulations governing the distribution of information over the internet. Given the broad scope of these laws and regulations and the uncertainties regarding their interpretation, there can be no assurance that all the information and content displayed on, retrieved from or linked to our websites or posted by us on third-party platforms comply or will comply with the requirements of these laws and regulations at all times. Under applicable PRC laws and regulations, the marketing of our solutions on our websites or third-party platforms may be deemed as internet advertisement, which may subject us to legal or regulatory liabilities. If we were found to violate laws or regulations governing the information and content displayed on, retrieved from or linked to our websites or posted by us on other platforms, including but not limited to the PRC Advertisement Law and the PRC Anti-unfair Competition Law, we may be subject to fines and penalties and may be required to remove the non-compliant content from our websites or refrain from distributing the non-compliant content on third-party platforms, which may materially and adversely affect our reputation, business and results of operations. For example, we were ordered to remove the non-compliant advertisement and were imposed a fine of RMB10,000 in 2018 due to the use of certain inaccurate and unclear phrases regarding our solutions in violation of the PRC Advertisement Law.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct our business or sell our solutions, including the PRC anti-corruption laws and regulations, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The PRC anti-corruption laws and regulations prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. There is uncertainty in connection with the implementation of PRC anti-corruption laws and regulations. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

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

We provide social security insurance, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance, as well as housing fund for our employees. We also purchased additional commercial health insurance to increase insurance coverage of our employees. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain property insurance policies covering our equipment, systems and other property that are essential to our business operations. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, results of operations and financial condition could be materially and adversely affected.

We and certain of our directors and officers have been named as defendants in certain purported shareholder class actions, which could have a material adverse impact on our business, results of operation, financial condition, cash flows and reputation.

On April 19, 2021 and December 10, 2021, two putative securities class action complaints were filed in the Supreme Court of the State of New York, New York County and the United States District Court for the Southern District of New York, respectively, against us, certain of our current and former directors and officers, the underwriters in our initial public offering and our agent for service of process in the United States. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Other Proceedings” for details. We anticipate that we will continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle the lawsuits on unfavorable terms. Any adverse outcome of the lawsuits, including any plaintiffs’ appeal of the judgment, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, results of operations, financial condition, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We generate substantially all of our revenues from our operations in China. Accordingly, our business, results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. Although the PRC government has been pursuing economic reform policies for past decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. As a result, while the PRC economy has experienced significant growth in the past decades, growth has still been uneven across different regions and among different economic sectors.

The PRC government exercises significant control in regulating industrial development, allocation of natural and other resources, production, pricing, management of currency, setting monetary policy and providing preferential treatment to particular industries or companies, Some of these measures may benefit the overall PRC economy, but may not benefit us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us. We cannot predict whether changes in China’s economic or social conditions or government policies will adversely affect our business, results of operations and financial condition, lead to reduction in demand for our solutions, or adversely affect our competitive position.

Furthermore, we, the VIE and its subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIE and its subsidiaries’ financial performance and operations, including the enforceability of the contractual arrangements. As of the date of this annual report, neither we nor the VIE have received or have been denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that we or the VIE will receive or not be denied permission from relevant authorities to list on U.S. exchanges in the future.

We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations.

The PRC legal system is based on written statutes and court decisions that have limited precedential value. The PRC legal system is evolving rapidly, and therefore the interpretations and enforcement of many laws, regulations and rules may be subject to further developments and changes.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have discretion in interpreting and implementing statutory and contractual terms, and prior court decisions have limited precedential value, it may be more difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the PRC legal system is based, in part, on government policies, some of which are not published in a timely manner, or at all. As a result, we may not always be aware of any potential violation of these policies and rules.These uncertainties may impede our contractual, property and procedural rights, which could adversely affect our business, results of operations and financial condition.

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities or to exert oversight and control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the affiliated entities, limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government continues to exercise significant oversight and control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our PRC subsidiaries and the affiliated entities to operate in China may be impaired by changes in its laws and regulations, including those relating to value-added telecommunications service industry, taxation, land use rights, foreign investment limitations, and other matters.

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiaries and the affiliated entities’

compliance with such regulations or interpretations. As such, our PRC subsidiaries and the affiliated entities may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government in connection with our listing on a U.S. exchange in the future, and even when such permission is obtained, whether it will be later denied or rescinded.

Government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities at any time, or to exert oversight and control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the affiliated entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. See “— The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic enterprises or assets and controlled by PRC enterprises or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, the M&A Rules may be subject to further interpretation and application. If the CSRC approval is required for our future offshore offerings or listing, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be lawfully rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future offshore offerings or listing, or a rescission of such approval if obtained, would subject us to penalties imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting texhe construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfill the filing procedure with the CSRC and report relevant information to the CSRC. At the press conference held for the Overseas Listing Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that had already been listed overseas on or before the effective date of the Overseas Listing Trial Measures, i.e., March 31, 2023, shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC would solicit opinions from relevant regulatory authorities and supplement the filing requirements for the overseas listing of companies with VIE structure which meet the compliance requirements. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations relating to M&A Rule and overseas listing in the PRC.” As we had been listed on an overseas stock exchange prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with such listing. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. Given that the Overseas Listing Trial Measures were recently promulgated, uncertainties remain as to the implementation and interpretation, and how they will affect our future financing. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other financing activities which are subject to the filing requirements under the Overseas Listing Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected.

We cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filings or approvals or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the ADSs.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the CSRC filing under the Overseas Listing Trial Measures, are required for our future offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our future offering or other financing activities, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the CSRC or other PRC regulatory authorities, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future offering or other financing activities before consummation. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our securities.

The ADSs may be delisted from a U.S. exchange and prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting and prohibition from trading of the ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our shares or the ADSs from being traded on a national securities exchange or in the OTC trading market in the United States.

On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in mainland China and Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, and upon two consecutive years of non-inspection under the HFCAA, our shares and the ADSs will not be permitted for trading on a national securities exchange or the OTC trading market in the United States under the HFCAA and related regulations. In that case, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. In addition, the Provision on Confidentiality specifies that requests made by overseas regulators to conduct investigations, including collecting evidence for investigation purpose, and inspections in the Chinese mainland shall be carried out through cross-border regulatory cooperation mechanisms. While the detailed interpretation of or implementation rules under Article 177 or the Provision on Confidentiality have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “— Risks Related to the ADSs — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets.”

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

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit a formal application, which will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of our PRC subsidiaries or the affiliated entities. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations, and we may not be able to recover our loss due to such misuse or misappropriation if the third party relies on the apparent authority of such employees and acts in good faith.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and relevant foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, a new round of Renminbi depreciation emerged under the influence of a strong U.S. dollar and the Sino-U.S.

trade friction. In August 2019, Renminbi once plunged to the weakest level against the U.S. dollar in more than a decade, which raised fears of further escalation in the Sino-U.S. trade friction. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or relevant government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by relevant exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues in foreign currencies effectively and fluctuations in exchange rates may affect the value of your investment.

The PRC government established specific laws and regulations on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entities in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, or if our access to foreign currencies for current account transactions is subject to oversight, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC laws and regulations establish complex procedures for certain types of acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may affect our ability to capitalize or otherwise fund our PRC operations.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and affiliated entities. We may make loans to our PRC subsidiaries and affiliated entities, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these activities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the foreign investment comprehensive administrative system and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the affiliated entities as PRC domestic companies. Further, we are not likely to finance the activities of the affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services and certain other businesses.

SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Although SAFE promulgated in October 2019 the Circular on Further Promoting the Cross-border Trade and Investment Facilitation, or SAFE Circular 28, pursuant to which non-investment foreign-invested companies are allowed to conduct domestic equity investment with settled capital from foreign exchange if such investment projects are true and compliant and do not otherwise violate the existing Special Management Measures (Negative List) for Foreign Investment Access, or the Negative List, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. In addition, our shareholders who are PRC entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by PRC entities, including filings with the MOFCOM, the NDRC, or the local branch of the MOFCOM and the NDRC based on the investment amount, invested industry or other factors thereof.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or overseas direct investment filings. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registration or filings, and we cannot compel them to comply with SAFE registration requirements and filing requirements as set forth in SAFE, MOFCOM and NDRC regulations. As a result, we cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations, filings or approvals required by SAFE, MOFCOM and NDRC regulations. Failure by such shareholders or beneficial owners to comply with SAFE, MOFCOM and NDRC regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Moreover, under existing foreign exchange regulations, circulation of foreign currencies within the territory of the PRC shall be prohibited, and no pricing and settlement shall be made in foreign currencies within the territory of the PRC, unless otherwise stipulated by the state authority. For instance, using foreign exchange to make payments that shall be made with Renminbi violates various foreign exchange regulation requirements, which may result in liabilities under PRC law for circumventing applicable foreign exchange restrictions and be construed as arbitrage of exchange. As a result, relevant foreign exchange regulatory authorities may order the violating entity to convert the foreign exchange and impose a fine of up to 30% of the illegal arbitrage amount; in serious cases, the regulatory authorities may impose a fine in excess of 30% but no more than the illegal arbitrage amount. The violating entity may also be subject to criminal liability if its act constitutes a criminal offence. We have made some acquisitions in China, and as a consideration, we have issued new shares overseas to acquired entities’ direct or indirect shareholders who are PRC residents, which may subject such shareholders and us to the above-mentioned fines or criminal liability in serious cases. In addition, we cannot assure you that such shareholders have completed the necessary registrations as required by SAFE Circular 37 and other relevant SAFE regulations and rules, failure of which may subject such shareholders to fines and sanctions and adversely affect our business, results of operations and financial condition.

If we fail to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans, the PRC plan participants or we could be subject to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution, or any other material changes. We and our employees who are PRC resident and have been granted share-based awards will be subject to SAFE Circular 7 and other relevant rules and regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

Increases in labor costs in the PRC may adversely affect our business, results of operations and financial condition.

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

In addition, we are required by PRC laws and regulations to make social insurance registration and open housing fund account with relevant governmental authorities and pay various statutory employee benefits, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late fees, fines and/or other penalties. Our social insurance and/or housing fund policies and practices may be found to have violated the relevant laws and regulations. See “— Risks Related to Regulatory Compliance — Failure to make adequate contributions to social insurance and housing fund as required by PRC regulations may subject us to penalties.” For example, some of the affiliated entities did not make adequate social insurance and housing fund contributions or did not make social insurance registration and open housing fund account in accordance with PRC laws and regulations. As a result, we may be subject to late fees, fines and/or other penalties, and our business, results of operations and financial condition may be adversely affected.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for such companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of managerial resources, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

A severe or prolonged downturn in the global economic recession and the slowdown in the Chinese economy could materially and adversely affect our business, results of operations, financial condition and prospects.

COVID-19 has had a severe and negative impact on the global and Chinese economy, and its long-term impact on global and Chinese economy is still uncertain. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit and the ongoing trade and tariffs disputes between China and the United States. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, the tension caused by trade friction, the drastic drop in oil prices and the U.S. Federal Reserve’s fiscal policies to strengthen the market in early 2020 also create uncertainty and challenges to the development of global economic condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies, and the expected or perceived overall economic growth rate. Any prolonged slowdown in the global or Chinese economy may have a negative impact on individual disposable income and in turn our business, results of operations and financial condition, and continued turbulence in the international capital markets may adversely affect our access to capital markets to meet liquidity needs.

The tension in international trade and rising political tension, particularly between the United States and China, may adversely impact our business, results of operations and financial condition.

Our business could be materially and adversely affected by the tensions in international trade in recent years. Changes to international trade policies could adversely affect the global economic conditions. In addition, geopolitical tensions have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, and any such tensions or any escalation of such tensions, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.

Current PRC laws and regulations impose certain restrictions on foreign ownership of companies that engage in certain business operations, such as value-added telecommunications services. In June 2019, the MOFCOM and the NDRC promulgated the Negative List, which became effective on July 30, 2019, in order to amend the Guidance Catalogue of Industries for Foreign Investment. The Negative List was further amended on June 23, 2020 and became effective on July 23, 2020, and the version of the Negative List currently in force was amended in 2021 and became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communications services, store-and-forward services and domestic call center services) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the MIIT, for the incorporation of the joint ventures and the business operations. The primary foreign investors must also have operating experience and a good track record in providing value-added telecommunications services overseas.

Current PRC laws and regulations impose restrictions on foreign ownership and investment in companies that engage in value-added telecommunications services. We are an exempted company incorporated in the Cayman Islands. Anxun Guantong is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through Ronglian Yitong and its subsidiaries, or collectively the affiliated entities, in China, based on a series of contractual arrangements by and among Anxun Guantong, Ronglian Yitong and its shareholders. Our contractual arrangements allow us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, and (3) have an exclusive option to purchase all or part of the equity interests in the affiliated entities when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on the affiliated entities to operate our business in China. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the affiliated entities and consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company — Corporate History and Structure — C. Organizational Structure — Contractual Arrangements” for details.

In the opinion of our PRC counsel, CM Law Firm, (1) the ownership structures of WFOE and the VIE in China currently are not in any violation of the applicable PRC laws or regulations currently in effect; and (2) the contractual arrangements by and among WFOE, the VIE and its shareholders governed by PRC laws and regulations are currently valid, binding and enforceable, and will not result in any violation of the applicable PRC laws or regulations currently in effect, except that the pledges on the shareholders’ equity interest in the VIE would not be deemed validly created until they are registered with the relevant local branch of State Administration for Market Regulation. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•
revoking the business and operating licenses of our company;
•
discontinuing or restricting any related-party transactions between our group and the affiliated entities;
•
imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;
•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the share pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exercise effective control over the affiliated entities;
•
restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or
•
restricting the use of financing sources by us or the affiliated entities or otherwise restricting our or their ability to conduct business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, results of operations and financial condition. If occurrences of any of these events results in our inability to direct the activities of the affiliated entities in China, and/or our failure to receive the economic benefits from the affiliated entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have relied and expect to continue to rely on the contractual arrangements with the VIE and its shareholders to operate our business in China. For a description of these contractual arrangements, See “Item 4. Information on the Company — Corporate History and Structure — C. Organizational Structure — Contractual Arrangements.”

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over the affiliated entities. Any of the affiliated entities, including the VIE, and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the affiliated entities, which could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through our WFOE, the VIE, and its subsidiaries in China. We control and receive the economic benefits of the VIE and its subsidiaries’ business operations through certain contractual arrangements. The ADSs listed on the OTC market represents shares of our offshore holding company instead of shares of the

VIE or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with relevant legal procedures, which could be time-consuming and costly and could operate to limit our abilities to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the affiliated entities, and our ability to conduct our business may be negatively affected. See “ — Risks Related to Doing Business in China — We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations.”

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control the affiliated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and they may determine that we or the affiliated entities owe additional taxes, which could materially and adversely affect our business, results of operations and financial condition.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the affiliated entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our WFOE’s tax expenses. In addition, if our WFOE requests the shareholders of the affiliated entities to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, results of operations, financial condition and prospects.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The current Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor does it specify regulations on controlling through contractual arrangements. As a result, this regulatory topic remains uncertain under the Foreign Investment Law. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in a material adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, corporate governance, business, results of operations, financial condition and prospects.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares, including those represented by the ADSs.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to holders of our ordinary shares, including those represented by the ADSs, and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as WFOE, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. These reserve funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

•
the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•
the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
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

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Further, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised financial accounting standards. As such, our financial statements may not be comparable to companies that comply with public company effective dates because of the potential differences in accounting standard used. We cannot predict if investors will find the ADSs less attractive because we may rely on these provisions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the trading price of the ADSs may be more volatile.

We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

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

In the past, shareholders of a public company often brought securities class action lawsuits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action lawsuit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our results of operations and financial condition. See also “— Risks Related to Our Business and Industry — We and certain of our directors and officers have been named as defendants in certain purported shareholder class actions, which could have a material adverse impact on our business, results of operation, financial condition, cash flows and reputation.”

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares have been divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of the date of this annual report, Mr. Changxun Sun beneficially owns 2,000,000 Class A ordinary shares and all of our 25,649,839 Class B ordinary shares, representing approximately 8.28% of our then total issued and outstanding share capital and 45.77% of our then aggregate voting power.

As a result of the dual-class voting structure and the concentration of ownership, Mr. Changxun Sun has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, represented by the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Risks Related to the ADSs

The delisting of the ADSs from the New York Stock Exchange may continue to have a material adverse effect on the trading and price of the ADSs.

On October 25, 2023, we were delisted from the New York Stock Exchange, or the NYSE, when the NYSE staff filed a Form 25 Notification of Delisting. The delisting of the ADSs from the NYSE has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of the ADSs and limiting:

•
the liquidity of the ADSs;
•
the market price of the ADSs;
•
the number of institutional and other investors that will consider investing in the ADSs;

•
the availability of information concerning the trading prices and volume of the ADSs;
•
the number of broker-dealers willing to execute trades in the ADSs; and
•
our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in the ADSs, meaning you may not be able to sell the ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of the ADSs.

The trading price of the ADSs has been and is likely to continue to be volatile, which could result in substantial losses to investors.

The ADSs had been listed for trading on the NYSE under the symbol “RAAS” since February 8, 2021. On May 17, 2023, the NYSE suspended the trading in the ADSs and commenced delisting proceedings. Following the trading suspension, the ADSs have been quoted on the OTC market in the United States under the symbol “RAASY.” On October 25, 2023, we were delisted from NYSE when the NYSE staff filed a Form 25 Notification of Delisting. The OTC market is a significantly more limited market than the NYSE. The quotation of the ADSs on the OTC market may result in a less liquid market available for existing and potential stockholders to trade the ADSs, could depress the trading price of the ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

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

•
variations in our revenues, earnings and cash flow;
•
announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•
announcements of new solutions and expansions by us or our competitors;
•
announcements of applicable new policies, rules or regulations relating to the communications industry;
•
changes in financial estimates by securities analysts;
•
detrimental adverse publicity about us, our solutions, our competitors or our industry;
•
additions or departures of key personnel;
•
fluctuations of exchange rates between the Renminbi and the U.S. dollar;
•
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•
potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

Moreover, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, particularly among companies with relatively smaller public floats. As we currently have a relatively small public float, we may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of the ADSs. In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in the ADSs. Such volatility also could adversely affect our ability to issue additional ADSs or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees, many of whom have been granted equity incentives. Furthermore, the potential extreme volatility may confuse the public investors of the value of the ADSs, distort the market perception of the price of the ADSs, and our financial performance and public image, and negatively affect the long-term liquidity of the ADSs, regardless of our actual or expected operating performance.

In the past, shareholders of public companies have often brought securities class action lawsuits against those companies following periods of instability in the market price of their securities. If we were involved in a class action lawsuit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the lawsuit, which could harm our results of operations. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our results of operations and financial condition.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There are 20,972,233 ADSs (after retroactively adjusted to reflect the ADS ratio change effected on March 15, 2023), equivalent to 125,833,398 Class A ordinary shares, outstanding as of the date of this annual report. The lock-up agreements that our directors, executive officers and then-existing shareholders signed with the underwriters of our initial public offering have expired, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of the ADSs has been relatively low and, therefore, sales of even relatively small amounts of the ADSs in the public market could adversely affect the market price of the ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations, our register of mortgages and charges, and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

In addition, we conduct substantially all of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets. Although shareholder claims that are common in the United States, including class action based on securities law and fraud claims, it may be difficult for cross-border and direct claims or regulatory investigation to be conducted within China for lack of international cooperation mechanisms. Even if competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States may not achieve desirable result in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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

•
we timely provided the depositary with notice of meeting and related voting materials and requested it to solicit your instructions;
•
we request the depositary to give a proxy;
•
we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and
•
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

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during a taxable year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of the ADSs and ordinary shares, we do not expect to be a PFIC for the taxable year ended December 31, 2021, but there is a very significant risk that we will be a PFIC for subsequent years. However, no assurance can be given in this regard because there are uncertainties as to the application of the relevant rules and the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend on the market value of the ADSs or ordinary shares from time-to-time and may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive foreign investment company rules.”

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

In July 2014, due to the restrictions imposed by current PRC laws and regulations on foreign ownership and investment in companies that engage in value-added telecommunications services, Anxun Guantong entered into a series of contractual arrangements with Ronglian Yitong and its shareholders, by which we exert control over and are the primary beneficiary of the affiliated entities and consolidate their financial results under U.S. generally accepted accounting principles, or U.S. GAAP. The contractual arrangements with Ronglian Yitong were subsequently amended and restated in 2018, 2019 and 2020. See “— Contractual Arrangements” for details.

The ADSs had been listed for trading on the NYSE under the symbol “RAAS” since February 8, 2021. We raised approximately US$340.2 million in net proceeds from issuance of new shares for our initial public offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

In March 2021, we acquired all the equity interests of EliteCRM, a leading customer relationship management software provider.

In September 2021, our board approved a share repurchase program to repurchase up to US$40.0 million of our Class A ordinary shares in the form of the ADSs during a 12-month period commencing on November 22, 2021. The share repurchase program expired on November 21, 2022, and as of such date, we have repurchased 9,041,386 of the ADSs (or 3,013,795 ADSs if retroactively adjusted to reflect the ADS ratio change effected on March 15, 2023) for an aggregate purchase price of US$17.6 million pursuant to the share repurchase program.

In December 2021, we acquired all the equity interests of Zhuge, a user-centric intelligent data solution provider.

Effective on March 15, 2023, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS representing two Class A ordinary shares to a new ADS ratio of one ADS representing six Class A ordinary shares.

On May 17, 2023, the NYSE commenced delisting proceedings of the ADSs on the basis that the ADSs are not suitable for listing due to our failure to file with the SEC our annual reports on Form 20-F for the years ended December 31, 2021 and December 31, 2022 and current report on Form 6-K for the half year ended June 30, 2022 by May 17, 2023, which is the maximum time allowed under Section 802.01E of the NYSE’s Listed Company Manual. The NYSE suspended the trading in the ADSs on the same date. Following the trading suspension, the ADSs have been quoted on the OTC market in the United States under the symbol “RAASY.” We requested for a review of the delisting determination by a committee of the board of directors of the NYSE, and on October 25, 2023, we received the final delisting determination from the committee. On the same date, we were delisted from NYSE when the NYSE staff filed a Form 25 Notification of Delisting.

Our principal executive offices are located at 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, the PRC. Our telephone number at this address is (86) 10-6477-5680. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our website is yuntongxun.com. The information contained on our website is not a part of, and will not be incorporated by reference into, this annual report.

B. Business Overview

We are a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service, or CPaaS, cloud-based contact centers, or cloud-based CC, and cloud-based unified communications and collaborations, or cloud-based UC&C. We serve a diverse and loyal customer base consisting of enterprises of all sizes across a variety of industries, including internet, telecommunications, financial services, industrial manufacturing and energy.

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

We have experienced robust growth in recent years. As of December 31, 2019, 2020 and 2021, we had an active customer base of 11,358, 12,632 and 11,406 enterprises, respectively, among which 132, 144 and 142 were large-enterprise customers, respectively. In 2019, 2020 and 2021, the dollar-based net customer retention rate in relation to solutions that we offer on a recurring basis was 89.2%, 87.3% and 90.2%, respectively. In 2020 and 2021, our dollar-based net customer retention rate for active customers was 92.1% and 94.2%, respectively. We served 100, 224 and 274 customers for our project-based solutions in 2019, 2020 and 2021, respectively. Our revenues increased by 22.0% from RMB592.8 million in 2019 to RMB723.5 million in 2020, and increased by 4.0% to RMB752.7 million (US$118.1 million) in 2021, of which 77.3%, 74.4% and 71.2% were recurring revenues in the same years, respectively. In 2019, 2020 and 2021, we incurred net loss of RMB233.5 million, RMB425.2 million and RMB904.5 million (US$141.9 million), respectively, and our adjusted EBITDA was RMB194.8 million, RMB227.7 million and RMB423.0 million (US$66.4 million), respectively. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-GAAP Financial Measure” for information on how we define and calculate the non-GAAP financial measure as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

Voice modules

We offer various voice modules that can be readily integrated into our customers’ business systems and applications or directly employed through webpages, each enabling a specific voice function. For example, with a voice module integrating a “click-to-call” function into contact centers, our customers can make and receive bulk outbound and inbound calls without leaving their in-house business platforms. Our voice modules also enable various frequently used voice functions such as call routing, call forwarding, callback, mute and three-way calling. We also offer phone menu and IVR to automate certain contact center services. Moreover, our customers can implement effective performance management and cost control leveraging our voice modules, with functions such as call history downloading, call recording, call monitoring, agent online status query and fee calculation. In addition, our customers may utilize our voice module featuring “virtual intermediary phone number” function to preserve users’ privacy without compromising efficient communications. For example, a food delivery platform may integrate this voice module into its mobile application, which enables delivery riders and consumers to call each other without revealing their real phone numbers.

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

As of December 31, 2019, 2020 and 2021, our CPaaS solutions had approximately 6,600, 6,600 and 5,900 active customers, respectively. In 2019, 2020 and 2021, we achieved a dollar-based net customer retention rate of 82.3%, 82.2% and 85.3% for our CPaaS solutions, respectively. We experienced increased dollar-based net customer retention rate in 2021, primarily due to the increased repurchasing rate of our text messaging services. In 2020 and 2021, our dollar-based net customer retention rate for active customers in relation to CPaaS solutions was 86.9% and 86.5%, respectively. We charge our customers generally based on the number of text messages and call minutes facilitated through our CPaaS solutions.

Cloud-based CC solutions

Our cloud-based CC solutions empower enterprises with highly efficient and effective customer service and acquisition capabilities. Our cloud-based CC solutions include RongCC and 7moor Cloud.

RongCC

RongCC aims to replace large enterprises’ legacy on-premises contact centers with cloud-based contact center solutions featuring enhanced agility, efficiency and compatibility. In addition to accommodating diverse customer service and acquisition interactions, RongCC serves as an integral part of an enterprise’s overall business management capability, empowered by AI and big data technologies, to streamline human labor as well as collect and analyze operational data to enable informed decision-making.

RongCC enables enterprises, freed from cumbersome tasks associated with configuring, integrating, maintaining and upgrading their contact centers, to focus on what matters most to them – their customers and business operations. We offer RongCC in the form of pre-built readily available functional modules, which can be configured based on our customers’ needs, to achieve easy delivery and rapid deployment. RongCC improves enterprises’ customer service through the following ways.

•
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
•
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

As market demands and competitive landscape continue to evolve, enterprises need integrated solutions that are able to tackle both customer services and marketing tasks. We have developed RongCC with a portfolio of functional modules including data intelligence, multi-channel contact center, and customer relationship management, or the CRM, which form a closed-loop customer services and marketing solution and enable enterprises to optimize marketing strategies, drive sales and enhance operational efficiency.

•
Our data intelligence module analyzes customer needs and behaviors to empower enterprises with digital marketing. We gather data on user and sales behaviors across all channels and along the purchasing decision-making process by event tracking, and label users into different groups to create comprehensive user profiling. We also provide an intelligent marketing canvas for enterprises, which allows for flexible and customized marketing strategies for different user groups. Enterprises can then reach target customers across all channels leveraging our multi-channel contact center module, and track and review various metrics in real time to evaluate their marketing effectiveness.
•
Our multi-channel contact center module allows enterprises to manage customer services across various platforms and channels, including phone calls, emails, social media platforms and live chats, and to efficiently and conveniently communicate with customers. We support various communications formats, such as text, audio, video, emoji, graphic, document, or a combination of these formats.
•
Our CRM module assists enterprises in enhancing their internal collaboration and efficiency and resolving legacy issues with cross-platform operation. Through our unified customer identification and ticket tracking system, enterprises can effectively streamline their customer service process by locating the service requests of a customer and accomplishing all steps needed to resolve the requests, such as to address and assign the inquiries or complaints, to supervise the execution of attempted solutions, and to carry out follow-ups.

Utilizing the large model capability of generative AI, we empower the multi-channel contact center and CRM to improve sales performance and customer experience. In the real-time communications with users, we enable various intelligent value-added functions for customer service or sales agents such as AI-generated talking point suggestion, automatic extraction of large model labels, knowledge-based recommendation, customer intention recognition, customer emotion recognition, and real-time quality inspection, improving operational efficiency while expediting the trial-and-error process for new agents. Leveraging big data mining and analysis capabilities, we also assist enterprises in understanding their customers through each interaction. Specifically, we help create customer profiling, analyze customer needs and collect customer feedback, to identify changes and grasp business opportunities with targeted and informed strategies for marketing, product optimization, and customer experience enhancement.

We offer certain RongCC solutions deployed on private clouds on a project basis, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2019, 2020 and 2021, RongCC served 14, 111 and 141 enterprises, respectively, on a project basis. We also offer certain RongCC solutions on a recurring basis for a combination of subscription and usage. We offer different subscription fee packages according to capacity and number of functional modules embedded. We also charge customers based on the number of call minutes facilitated. As of December 31, 2019, 2020 and 2021, RongCC had 99, 65 and 154 active customers, respectively, on a recurring basis.

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

We primarily offer 7moor Cloud on a recurring basis for a combination of subscription and usage. As of December 31, 2019, 2020 and 2021, 7moor Cloud had approximately 4,800, 6,000 and 5,400 active customers, respectively, on a recurring basis.

In 2019, 2020 and 2021, we achieved a dollar-based net customer retention rate of 85.5%, 80.8% and 100.1%, respectively, for cloud-based CC solutions that we offer on a recurring basis, i.e., those deployed primarily on public cloud and for which we charge a combination of seat subscription fees and related resource usage fees. The dollar-based net customer retention rate for cloud-based CC solutions that we offer on a recurring basis decreased from 85.5% in 2019 to 80.8% in 2020, primarily due to a decrease in the number of enterprise customers of smaller sizes that were less equipped to withstand the impact of COVID-19 and a decrease in the number of customers through sales channels in the fourth quarter of 2020 as a result of our efforts to manage channel partners and optimize operational stability. The dollar-based net customer retention rate increased to 100.1% in 2021, primarily as we devoted more resources to our cloud-based CC solutions, especially through our enhanced cross-selling and up-selling efforts. In 2020 and 2021, our dollar-based net customer retention rate for active customers in relation to cloud-based CC solutions that we offer on a recurring basis was 85.4% and 102.4%, respectively.

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

In addition to standardized solutions embedding basic features, RongVideo supports customization and private cloud deployment to better serve large enterprises’ heightened requirements on compatibility, stability and information security.

Our RongVideo is predominantly project-based, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2019, 2020 and 2021, RongVideo served 57, 75 and 94 enterprises, respectively. The delivery cycle for project-based RongVideo typically ranges from three to 12 months, due to the amount of efforts required in configuration, integration and additional customization. Projects with higher customization levels usually require more substantial upfront investment from us and have lower profit margins. However, once we complete a project for an enterprise in a particular industry, subsequent projects for other enterprises in the same industry typically require less investment as we are able to achieve greater economies of scale by replicating certain basic industry-specific features.

We also offer software development and other technical support services to large enterprises in the telecommunications and financial services industries, which allows us to initiate business collaboration with prospective customers and maintain stable business rapport with existing customers.

Our Customers

We serve a diverse and loyal customer base consisting of enterprises of all sizes and across a variety of industries, such as internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2019, 2020 and 2021, we had an active customer base of 11,358, 12,632 and 11,406 enterprises, respectively, among which 132, 144 and 142 were large-enterprise customers, respectively. We believe our capabilities in attracting and retaining these large-enterprise customers rest on our ability to develop and offer industry-specific features and functionalities that satisfy their disparate needs and complex internal deployment and integration requirements. We also serve small- to medium-sized enterprises leveraging our comprehensive business portfolio and ready-to-use solution deployment.

We have implemented a “land and expand” strategy to encourage existing customers to explore and expand into other solutions leveraging our multi-capability offering mix. In 2019, 2020 and 2021, about 30% of our large-enterprise customers had employed more than one category of our solutions. For example, we initiated our business collaboration with a financial institution customer by satisfying its basic instant messaging needs and, as our relationship deepens, up-sold our video-enabled solutions to provide them with capabilities in multi-format internal communications and a novel use case in real-time financial transaction monitoring. For solutions that we offer on a recurring basis, such as CPaaS and cloud-based CC solutions deployed primarily on public cloud, we achieved a dollar-based net customer retention rate of 89.2%, 87.3% and 90.2% in 2019, 2020 and 2021, respectively. In 2020 and 2021, our dollar-based net customer retention rate for active customers was 92.1% and 94.2%, respectively. We believe these solutions present significant cross-selling and up-selling potential as customers tend to stay with us due to the critical role our solutions play in their business operations.

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

We are also able to rapidly scale our business among customers within the same industry. For certain industry-specific solutions, as we serve more customers from the same industry, we are able to minimize marginal costs and achieve greater economies of scale leveraging replicable technology infrastructure and experience. For example, since we first applied RongVideo to build a “virtual counter” for a regional bank customer in China in 2019, we have offered similar solutions to several financial institutions. As we accumulate our knowledge in financial institutions’ business process and compliance requirements, over time we have standardized RongVideo in this use case and have shortened the delivery cycle from over six months to about two months and expanded our coverage from regional banks to large nationwide banks. To date, we have accumulated extensive experience in serving enterprises from various industries, including internet, telecommunications, financial services, industrial manufacturing and energy.

Research and Development

We have developed many core technologies underlying our cloud-based communications solutions in-house. We have established our second research and development center in Wuhan, China in addition to the primary research and development center at our Beijing headquarters. As of December 31, 2021, we had a stable and dedicated research and development team of

538 members, accounting for 37.8% of our total employees. We have received numerous awards and recognitions in recent years for our research and development capabilities. In 2018, we were recognized as an “Artificial Intelligence Innovative Enterprise” by the Institute of Electrical and Electronics Engineers in China. In 2019, we were recognized as one of the “Top Ten Enterprise Cloud Technology Vendors,” ranking first in the field of cloud-based communications, by iFenxi. In 2020, our proprietary voice-based AI robot was recognized as a “Reliable AI Product” by China Academy of Information and Communications Technology. In 2021, we were recognized as one of the “Top 100 Industry Digitalization Enterprises,” one of the “Top 20 Cloud Computing Big Data Enterprises,” and the “Leading Intelligent Communications Enterprise in the Financial Sector” by China Center for Information Industry Development, and one of the “Top 100 Private Enterprises of Scientific and Technological Innovation” by the United Front Work Department of Beijing Municipal and Beijing Federation of Industry and Commerce.

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

We have also organized or participated in various industry events for brand building and customer acquisition purposes. For example, in April 2019, we organized the “Cloud Communications through China” event in Shanghai and invited over 100 existing customers and channel partners to initiate and reinforce business collaborations. In addition, we have actively participated in industry events hosted by third parties with a focus on financial services industry. In 2019, 2020 and 2021, we participated in over 100 online and offline industry events to explore business opportunities with a broad range of enterprises. These events have broadened our access to potential customers and have furnished us with valuable opportunities for in-person communications.

We believe our online and offline branding and customer acquisition efforts have contributed to our brand awareness and reputation and effectively fueled our business growth.

Direct sales

We have built a sales and marketing team well-versed in China’s cloud-based communications industry. As of December 31, 2021, we had a sales and marketing team of 462 members with an average of approximately 11 years of relevant experience. Our sales and marketing team is generally responsible for contacting prospective customers, renewing existing subscriptions, and maintaining customer relationships. Leveraging their sales expertise, thorough knowledge of our business and dedication to customer support, our sales and marketing team focuses primarily on large enterprises in key industry verticals with complex communications requirements and has a strong cross-selling and up-selling track record. We have offered competitive compensation schemes to motivate our sales and marketing personnel, under which we grant them bonuses when their sales achieve the financial targets.

As part of our go-to-market strategy, we had established sales representative offices in 24 cities distributed across China as of December 31, 2021 to expand our sales network. We believe such offices enable us to stay closer to our potential customers, and capture and accommodate specific needs and customs in different localities more effectively. In addition, leveraging such sales representative offices, we are able to recruit experienced sales personnel with first-hand customer resources locally and build collaborative relationships with mobile network operators’ local branches, both of which will contribute to our ability to establish a nationwide business network.

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

Competition

China’s cloud-based communications industry is highly competitive and rapidly evolving due to the fast-growing market and technological developments. Our ability to compete successfully depends on many factors, including:

•
comprehensiveness of business portfolio;
•
innovation capabilities;
•
brand awareness and reputation;
•
strength of sales and marketing efforts; and
•
customer reach.

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

We are the registered holder of 120 trademarks, 74 patents, 504 software copyrights and 32 domain names in the PRC as of the date of this annual report. We also hold 12 pending software copyright applications in the PRC as of the same date.

Insurance

We provide social security insurance, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance, as well as housing fund for our employees. We also purchased additional commercial health insurance to increase insurance coverage of our employees. However, we did not make adequate contributions to social security insurance and housing fund. See “Item 3. Key Information — D. Risk Factors — Risks Related to Regulatory Compliance — Failure to make adequate contributions to social insurance and housing fund as required by PRC regulations may subject us to penalties.”

We do not maintain property insurance policies covering our equipment, systems and other property that are essential to our business operations to safeguard against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Regulatory Compliance — We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulations

Regulations relating to foreign investment

Company Law

The Company Law of the PRC, as amended in December 29, 2023, will become effective on July 1, 2024, which provides that the amount of capital contributions subscribed for by all the shareholders shall be fully paid up by shareholders within five years as of the date of establishment and the shareholder may forfeit its equities for which the capital contribution has not been paid. Aforementioned new version also provides specific regulations on organization structure of company and duty of diligence of directors and supervisors.

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

Investments conducted by foreign investors in the PRC are subject to the Catalogue of Industries for Encouraging Foreign Investment, or the Catalogue, and the Negative List, which were jointly issued by the NDRC and the MOFCOM. The version of the Catalogue currently in force was amended in 2022 and became effective on January 1, 2023, and the version of the Negative List currently in force was amended in 2021 and became effective on January 1, 2022, both of which further reduce restrictions on the foreign investment. The Catalogue of Industries for Encouraged Foreign Investment (2022 Version), or the Encouraging Catalogue 2022, replaced the catalogue promulgated in 2020. Pursuant to the Encouraging Catalogue 2022, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative List are permitted foreign-invested projects. According to the Negative List, industries such as Value-Added Telecommunications Services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and contact center services) fall into restricted category, where the shareholding percentage of the foreign investors in the joint venture enterprises shall not exceed 50%.

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law, or the Implementation Regulations which came into effect on January 1, 2020. According to the Implementation Regulations, in the event of any discrepancy between the Foreign Investment Law, the Implementation Regulations and relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List. On December 30, 2019, MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which became effective on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has submitted its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and such foreign-invested enterprise is not required to submit the reports to the two departments separately.

Foreign investment in the value-added telecommunications industry

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2022 revision), which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 and last amended on March 29, 2022, require foreign-invested value-added telecommunications enterprises in China to be established with the foreign investors owning no more than 50% of the equity interests of such enterprise, except as otherwise stipulated by the state. In addition, the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2022 revision) canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for demonstrating a good track record and sound experience in the value-added telecommunications industry as stipulated in the previous version. However, the primary foreign investor still shall have obtained a basic telecommunications services permit from the country or region where it is registered.

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

In June 2016, the MIIT issued Notice of the Ministry of Industry and Information Technology on Issues Relating to Hong Kong and Macau Service Providers Engaging in Telecommunications Business in Mainland China, or Notice 222, according to which, (1) Hong Kong and Macau service providers are allowed to establish wholly-owned enterprises or joint venture enterprises in Mainland China with no restriction on shareholding percentage for provision of the value-add telecommunications businesses with respect to online data processing and transactions processing (limited to for profit E-commerce), domestic multi-party communications services (under the Classification Catalogue of Telecommunications Services), store-and-forward services, and contact center services, internet access services business (limited to providing internet access services for online users) and information services business (limited to application stores), and (2) Hong Kong and Macau service providers are allowed to establish joint venture enterprises in Mainland China with the shareholding percentage of Hong Kong and Macau investors in the joint venture enterprises not exceeding 50%, for provision of the value-add telecommunications businesses with respect to online data processing and transactions processing (excluding for profit E-commerce), domestic internet virtual private network business (under the Classification Catalogue of Telecommunications Services), internet data center business, internet access services business (except for providing internet access services for online users), and information services business (except for application stores). Hong Kong and Macau service providers referred to in above Notice 222 shall be subject to relevant provisions in the Mainland and Hong Kong Closer Economic Partnership Arrangement or the Mainland and Macau Closer Economic Partnership Arrangement and its relevant supplements.

Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.” If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations relating to value-added telecommunications services

Value-added telecommunications services

An extensive regulatory scheme governing telecommunications services, including value-added telecommunications services and infrastructure telecommunications services, is promulgated by the State Council, MIIT, and other relevant government authorities. Value-added telecommunications service operators may be required to obtain additional licenses and permits in addition to those that they currently have given new laws and regulations may be adopted from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications activities.

On September 25, 2000, the State Council promulgated the Telecommunications Regulation of the People’s Republic of China, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. According to the Telecommunications Regulations, there are two categories of telecommunications activities, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, shall be approved by MIIT, or its provincial level counterparts, and obtain a license for value-added telecommunications business, or VAT License. The Measures for the Administration of Telecommunications Business Licensing, or the Licenses Measures, issued on March 1, 2009 and most recently amended on July 3, 2017 for the purpose of strengthening the administration of telecommunications business licensing, which set forth more specific provisions regarding the types of licenses required to operate VATS and the application for and the approval, use and administration of a telecommunications business permit. According to the Licenses Measures and Telecommunications Regulations, any entity conducting VATS without obtaining the VAT License or conducting business beyond the authorized scope on the VAT License may be subject to correction, confiscation of the illegal income, a fine ranging from three to five times the amount of the illegal income (where there is no illegal income, or the illegal income is less than RMB50,000, a fine ranging from RMB100,000 to RMB1 million), and suspension of business operation.

Under the Licenses Measures, where any entity conducting VATS change the name, legal representative or registered capital within the validity period of its VAT License, it shall file an application for updating the VAT License to the competent authority within thirty days immediately after the registration or filing with the State Administration for Market Regulation. Any entity conducting VATS who fail to comply with the required procedures may be ordered to make rectifications, warned or imposed a fine of RMB5,000 to RMB30,000 by the relevant authorities. MIIT issued the Interim Administrative Measures on Telecommunications Services Quality Supervision on January 11, 2001, as amended on September 23, 2014, which apply to the supervision and administration of the licensed telecommunications operators within the territory of the PRC. According to the Interim Administrative Measures on Telecommunications Services Quality Supervision, MIIT supervises and administers the quality of the telecommunications service provided by telecommunications service providers pursuant to applicable laws and regulations. Where a telecommunications operator violates the telecom service standards and injures the lawful rights and interests of the users, such telecommunications operator may be subject to a rectification order, a warning or fines ranging from RMB500 to RMB10,000.

The Classification Catalogue of Telecommunications Services (2015 Version), as last amended on June 6, 2019, defines (1) “domestic multi-party communications services” as real-time interactive or on-demand voice and image communication services realized domestically between two points or among multiple points by virtue of a multi-party communication platform, public communication network or the internet; (2) “contact center services” as business consultation, information consultation and data query services provided to users through the public communication network, by utilizing database technology and call center system which is connected to the public communication network or the internet, and by establishing an information base after information collection, processing and storage; (3) “information services” as the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform, which include, among others, internet information services and non-internet information service; (4) “internet data center services” as the services including the placement, proxy maintains, system configuration and management services provided for users’ servers or other internet/network-related equipment, the lease of equipment such as database systems or servers and lease of their storage spaces, rental agency service of telecommunications line and export bandwidth and other application services, which are in a form of outsource lease by utilizing corresponding engine room equipment; and (5) “store-and-forward services” as message sending services provided for users based on the store-and-forward mechanism, which include the services of voice mail, e-mail, store-and-forward of fax, etc.

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

Telecommunications network information service

Measures for Management of Telecommunications Network Code Number Resources, together with the Catalog of the Telecom Code Number Resources under Classified Administration, was issued by MIIT on January 29, 2003 and amended on September 23, 2014, or the Telecommunications Network Code Numbers Measures, according to which, code resources shall be owned by the State, and any telecommunications network information service providers and call center service providers who need to use telecommunications network code numbers shall be approved by MIIT or its provincial level counterparts to use telecommunications network code numbers to provide relevant services, and the time limit and scope of such approval shall be identical with that of the VAT License or other related approval documents obtained by such entity. The approved telecommunications network code numbers users shall enter into a required agreement with the competent infrastructure telecommunications service operators, and file with the competent counterparts of MIIT. Telecommunications network code number users shall commence using telecommunications network code numbers allocated to them within the specified time limit and reach the minimum scale if any or the expected service capability if there is no such minimum scale requirement. In addition, no telecommunications network code number user is permitted to assign or lease telecommunications network code number, nor to use beyond the scope or in more than one local network. Any entity using telecommunications network code numbers without approval or beyond the authorized scope or time limit or assigning or leasing telecommunications network code number without approval may be subject to correction, confiscation of the illegal income, fine ranging from three to five times the amount of the illegal income (where there is no illegal income, or the illegal income is less than RMB50,000, a fine ranging from RMB50,000 to RMB1 million). On January 1, 2005, the Interim Administrative Measures on Telecommunications Network Code Number Resource Occupation Fee and the Standard of Telecommunications Network Code Number Resource Occupation Fee, jointly enacted by the NDRC, the MOF and the MIIT, entered into force. According to the Interim Administrative Measures on Telecommunications Network Code Number Resource Occupation Fee, telecommunications network code numbers are state property and the telecommunications service operators occupying or using telecom code numbers shall pay occupation fee accordingly to the applicable governmental authorities.

On May 19, 2015, the MIIT published the Provisions on the Administration of Short Message Services, or the Short Message Provisions. Pursuant to the Short Message Provisions, short message service operators, like us, shall obtain the telecommunications business licenses in accordance with the law.

While most of the affiliated entities have obtained the requisite licenses from MIIT and/or its local authorities, certain of the affiliated entities are in the process of obtaining, renewing or updating the license, including, among others, the VAT License. We cannot assure you that these affiliated entities can successfully obtain or maintain required license and permits in a timely manner or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Regulatory Compliance — Our business is subject to extensive regulation, and if we fail to obtain and maintain required licenses and permits, we could face government enforcement actions, fines and possibly restrictions on our ability to operate or offer certain of our solutions.”

Regulations relating to cybersecurity and privacy protection

Cybersecurity

On December 28, 2000, the SCNPC enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (1) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (2) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (3) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (4) stealing or divulging state secrets, intelligence or military secrets via internet; (5) spreading false or inappropriate commercial information; or (6) infringing on the intellectual property.

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

On December 28, 2021, the CAC and other 12 regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in 2020. The Cybersecurity Review Measures stipulates that (1) critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are subject to the cybersecurity review by the Cybersecurity Review Office, and (2) network platform operators holding personal information of more than one million users seeking for listing in a foreign country must apply for the cybersecurity review. In addition, the relevant PRC governmental authorities may conduct a cybersecurity review against the operators if the authorities believe that network products, services or data processing activities of such operators affect or may affect national security.

The SCNPC promulgated the PRC Data Security Law on June 10, 2021, which came into effect on September 1, 2021. According to the PRC Data Security Law, data collection shall be conducted in a legitimate and proper manner, while theft or illegal collection of data shall be prohibited. In addition, enterprises conducting data processing activities shall establish and improve their data security management systems, organize data security trainings and adopt corresponding technical measures and other necessary measures to guard data security. The State shall establish a data security system to administer data protection at different levels and by different categories, and impose specific compliance obligations on processors of important data, including specifying the person and institution of data security protection responsibilities, conducting regular risk assessment, fulfilling the regulatory requirements for transmitting important data overseas. Any organization or individual carrying out data processing activities that violates the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liability depending on specific circumstances. Where the national core data management system is violated, which endangers national sovereignty, security, and development interests, the relevant competent authority shall impose a fine ranging from RMB2 million to RMB10 million, and order suspension of the related business, suspension of business for rectification, revocation of the related business permit or business license according to the circumstance.

On November 14, 2021, the CAC issued the Draft Cyber Data Security Regulations, which provides that data processors conducting the following activities shall apply for cybersecurity review: (1) merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests that affect or may affect national security, (2) data processors that process personal information of over one million users and that intend to list abroad; (3) listing in Hong Kong which affects or may affect national security; (4) other data processing activities that affect or may affect national security. The processors of important data or data processors who are listed overseas shall conduct data security assessments by themselves or by entrusted data security service agencies every year, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 of each year.

AIGC services

On November 25, 2022, the CAC, MIIT and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, or the Provisions on Deep Synthesis Services, which took effect on January 10, 2023. According to the Provisions on Deep Synthesis Services, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. The Provisions on Deep Synthesis Services emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations.

On July 10, 2023, the CAC issued the AIGC Administrative Measures, which became effective on August 15, 2023, which imposes compliance requirements for providers of generative AI services. The AIGC Administrative Measures provides, among other things, that individuals or organizations that provide generative AI services of text, image or sound shall assume the responsibilities as the producers of such AI-generated content and shall apply for security assessment and complete the filing formalities of algorithms in accordance with the applicable laws and regulations before providing such services to the public.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which came into effect on November 1, 2021. The law aims at protecting the rights and interests of personal information, regulating the processing of personal information and promoting the reasonable use of personal information. With respect to personal information processing, the Personal Information Protection Law defines certain important concepts. First, “personal information” refers to all kinds of information related to identified or identifiable natural persons recorded by electronic or other means, excluding anonymized information. Second, “processing of personal information” includes the collection, storage, use, processing, transmission, provision, disclosure, deletion, etc. of personal information. Personal information processing shall be for a clear and reasonable purpose, directly related to the processing purpose and in a manner that has the minimum impact on the rights and interests of individuals. Collection of personal information shall be limited to the minimum scope necessary for achieving the processing purpose and shall not be excessive. Where the personal information processor entrusts others with processing of personal information, the personal information processor shall agree with the agent on substantial matters like purpose, method of entrusted processing, type of information and protection measures, as well as supervise the processing activities of the agent. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities.

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

While we have established certain systems and take certain acts to control the unauthorized calls and text messages, we cannot assure you that our current systems and acts will be sufficient or effective under applicable laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Regulatory Compliance — Our brand image, business and results of operations may be adversely affected by third-party misconduct and misuse of our solutions, many of which are beyond our control.”

The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. Any failure to comply with applicable regulations could result in regulatory enforcement actions against us and materially and adversely affect our business, results of operations and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we fail to comply with laws and contractual obligations related to data privacy and protection, our business, results of operations and financial condition could be materially and adversely affected.” Pursuant to the PRC Civil Code, if one intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party is entitled to request for the corresponding punitive compensation.

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

Regulations relating to dividend distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign invested enterprises in the PRC include the Company Law of the PRC, as amended in August 2004, October 2005, December 2013, October 2018 and December 2023, the Law of Wholly Foreign-owned Enterprises promulgated in April 1986 and amended in October 2000 and September 2016 and its implementation regulations promulgated in December 1990 and subsequently amended in April 2001 and February 2014, the Sino-Foreign Equity Joint Venture Law of the PRC promulgated in July 1979 and subsequently amended in April 1990, March 2001 and September 2016 and its implementation regulations promulgated in September 1983 and subsequently amended in January 1986, December 1987, July 2001, January 2011, February 2014 and March 2019, and the Sino-Foreign Cooperative Joint Venture Law of the PRC promulgated in April 1988 and amended in October 2000, September 2016 and November 2017 and its implementation regulations promulgated in September 1995 and amended in March 2014, March 2017 and November 2017 respectively. The Wholly Foreign-owned Enterprise Law, the Sino-Foreign Equity Joint Venture Law of the PRC and the Sino-Foreign Cooperative Joint Venture Law of the PRC were replaced by the

Foreign Investment Law on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Regulations relating to foreign exchange

Regulations on foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as last amended on August 1, 2008, or the FEA Regulations. Pursuant to the FEA Regulations, international payments in foreign exchange and the transfer of foreign exchange under the current account items shall not be subject to any state control or restriction when complying with certain procedural requirements. In contrast, the conversion of Renminbi into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local branches.

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

SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign Invested Enterprises, or Circular 19, on March 30, 2015, which came into force on June 1, 2015. Under Circular 19, a foreign-invested enterprise, within the registered scope of business, may settle their foreign exchange capital following a principal of authenticity on a discretionary basis according to the actual needs of their business operation, and the Renminbi capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise, provided that such foreign invested enterprises are not registered as an enterprises mainly engaged in investment business, including foreign investment companies, foreign funded venture capital enterprises and foreign funded equity investment enterprises. The Renminbi converted from the foreign exchange capital will be kept in a designated account and is not allowed to be used directly or indirectly for purposes beyond its business scope or used to provide Renminbi entrusted loans (unless permitted within its registered business scope), repayment of inter-company loans (including third-party advances), and repayment of bank Renminbi loans that have been re-loaned to third parties, and other uses expressly forbidden under Circular 19.

The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, was promulgated and became effective on June 9, 2016 and was amended on December 4, 2023. According to the SAFE Circular No. 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC. The SAFE Circular No. 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment excluding banks’ principal-secured financing products within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for non-affiliated enterprises unless it is permitted within the business scope or to build or to purchase any real estate that is not for the enterprise’s own use unless it is a real estate enterprise.

On October 23, 2019, SAFE issued SAFE Circular 28, which was amended on December 4, 2023. The SAFE Circular 28 cancels the restrictions on domestic equity investments by capital fund of non-investment foreign invested enterprises and allows non-investment foreign-invested enterprises to use their capital funds to lawfully make equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. The interpretation and implementation in practice of Circular 28 are still subject to substantial uncertainties given it is a newly issued regulation.

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

We have used our best efforts to notify PRC residents (domestic institution or domestic individual resident) who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners, and we cannot compel them to comply with SAFE registration requirements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

In addition, the Ministry of Finance and the SAT have jointly issued circulars concerning individual income tax on employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries and affiliated entities have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

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

The CSRC promulgated the Overseas Listing Trial Measures and five related guidelines on February 17, 2023, which came into effect on March 31, 2023. The Overseas Listing Trial Measures provide that Chinese companies must file with the CSRC within three business days for its follow-on offering of securities after it is listed in an overseas market either in direct or indirect means. Such companies must also follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (1) change of control, (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, (3) change of listing status or transfer of listing segment, and (4) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall submit to the CSRC an ad hoc report and a relevant legal opinion issued by a domestic law firm within three working days after occurrence of the changes. In case of any violations of the foregoing requirements, competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

The CSRC and other three relevant government authorities promulgated the Provision on Confidentiality, which came into effect on March 31, 2023. According to the Provision on Confidentiality, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities service providers such as securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority. In the event that such documents or materials, if leaked, will be detrimental to national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. Chinese companies shall also provide a written statement of the specific state secrets and sensitive information that are contained in the documents and materials provided to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. The working papers formed within the territory of the PRC by the securities companies and securities service institutions that provide related services for the overseas offering and listing of Chinese companies shall be kept within the territory of the PRC. Cross-border transferring of such working papers shall go through the examination and approval formalities in accordance with the relevant regulations.

Regulations relating to taxation

Dividend withholding tax

The National People’s Congress enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met, including: (1) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (2) the Hong Kong enterprise must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

On April 4, 2018, Adjustment to Value-added Tax Rates issued by the Ministry of Finance and the SAT, which came into effect on May 1, 2018, or the Bulletin 32. According to Bulletin 32, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Announcement on Policies for Deeping the VAT Reform or Notice 39, which came into effect on April 1, 2019. Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%, respectively.

C. Organizational Structure

We are a holding company that does not have any substantive operations. We conduct our operations primarily through our subsidiaries and the affiliated entities in China. For more information, see “— Contractual Arrangements.”

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and other principal affiliated entities in China, as of the date of this annual report.

Cloopen Group Holding Limited(1)
(Cayman Islands)
100%
Cloopen Investment Inc.
(Cayman Islands)
100%
Zhuge (Hong Kong) Limited
(Hong Kong)
100%
Cloopen Limited
(Hong Kong)
Other overseas subsidiaries(2)
Outside China
Inside China
100%
Anxun Guantong (Beijing) Technology Co., Ltd.
(PRC)
100%
Anxun Shuzhi (Shenzhen) Technology Co., Ltd.
(PRC)
Beijing Ronglian Yitong Information Technology Co., Ltd.(3)
(PRC)
100%
Beijing Ronglian Huitong Technology Information Co., Ltd.
(PRC)
100%
Beijing Baiyi High-Tech Information Technology Co., Ltd.
(PRC)
100%
Beijing Ronglian Guanghui Technology Co., Ltd.
(PRC)
100%
Beijing Ronglian Qimo Technology Co., Ltd.
(PRC)
100%
Ronglian Cloud (Shenzhen) Information Technology Co., Ltd.
(PRC)
100%
Wuhan Ronglian Yuntong Information Technology Co., Ltd
(PRC)
100%
Shanghai GuoHeBing Software Technology Co., Ltd.
(PRC)
100%
Beijing Zhuge Yunyou Technology Co., Ltd.
(PRC)
100%
Other affiliated entities(4)
100%
Shenzhen Zhongtian Wangjing Technology Co., Ltd.
(PRC)
Ownership
Contractual Arrangements

(1)
See “Item 6. Directors, Senior Management and Employees — E. Share Ownership” for details of our shareholding structure.

(2)
Includes six subsidiaries incorporated in Japan, Philippines, Malaysia, South Korea, Singapore and Mexico. The subsidiary incorporated in Mexico is owned as to 70.0% by Cloopen Limited and as to 30.0% by Cloopen Investment Inc. The subsidiary incorporated in South Korea is owned as to 70.4% by Cloopen Limited. Other overseas subsidiaries are wholly owned by Cloopen Limited.
(3)
As of the date of this annual report, Ronglian Yitong is owned as to 72.1% by Mr. Changxun Sun, our founder and chief executive officer, 26.9% by Mr. Jianhong Zhou, and 1.0% by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.).
(4)
Includes 22 wholly-owned subsidiaries and three non-wholly owned subsidiaries of the VIE, all of which are individually immaterial.

Contractual Arrangements

Current PRC laws and regulations impose restrictions on foreign ownership and investment in companies that engage in value-added telecommunications services. We are an exempted company incorporated in the Cayman Islands. Anxun Guantong, or WFOE, is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through Ronglian Yitong, or the VIE, and its subsidiaries, or collectively the affiliated entities, in China, based on a series of contractual arrangements by and among WFOE, the VIE and its shareholders.

Our contractual arrangements allow us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of the affiliated entities, and (3) have an exclusive option to purchase all or part of the equity interests in the affiliated entities when and to the extent permitted by PRC law.

As a result of our direct ownership in WFOE and the contractual arrangements with the VIE, we have control over and are the primary beneficiary of the affiliated entities, and, therefore, have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among WFOE, the VIE and its shareholders.

Agreements that provide us with effective control over the VIE

Powers of Attorney. Pursuant to each of the powers of attorney dated March 28, 2019, August 28, 2019 or November 3, 2020 executed and issued by the respective shareholders of the VIE, each of them irrevocably appointed and authorized WFOE or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by PRC law, with respect to all matters concerning all equity interests held by each of these shareholders in the VIE, including but not limited to the power to (1) attend shareholders’ meetings, (2) exercise all shareholders’ rights and shareholders’ voting rights that it is entitled under relevant PRC laws and regulations and the articles of association of the VIE, including but not limited to the right to sell, transfer, pledge or dispose of all the equity interests held in part or in whole, (3) sign minutes and resolutions and filing documents with the companies registry, and (4) designate and appoint on their respective behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIE. Each power of attorney agreement is irrevocable and continuously effective from the execution date.

Share Pledge Agreements. Under each of the share pledge agreements dated March 28, 2019 or November 3, 2020 entered into by and among WFOE, the VIE and each of its shareholders, each of the VIE’s shareholders will pledge all of its equity interests in the VIE to WFOE as security for performance of the respective obligations of the VIE and each of its shareholders hereunder and under the exclusive option agreements, the powers of attorney and the exclusive business cooperation agreement, and for payment of all the losses and losses of anticipated profits suffered by WFOE as a result the VIE or its shareholders’ defaults. If any of the VIE or its shareholders breach their contractual obligations, WFOE, as the pledgee, may, upon issuing written notice, exercise certain remedy measures, including but not limited to being paid in priority with all pledged equity interests based on monetary evaluation or from the proceeds from auction or sale. Without WFOE’s prior written consent, the shareholders of the VIE shall not transfer the pledged equity interests or place or permit the existence of any security interests or other encumbrances over the pledged equity interest. WFOE may assign all or any of its rights and obligations under any of the share pledge agreements to its designee(s) at any time. The pledge will become effective on the date the pledged equity interests are registered with the relevant local branch of State Administration for Market Regulation, and will remain in effect until the fulfillment of all the obligations hereunder and under the exclusive option agreements, the powers of attorney and the exclusive business cooperation agreement and the full payment of all the losses and losses of anticipated profits suffered by the WFOE as a result the VIE or its shareholders’ default. As of the date of this annual report, we have completed the registration of all the pledged equity interests in the VIE with the relevant local branch of State Administration for Market Regulation.

Spousal Consent. Pursuant to the spousal consent dated August 28, 2019 executed and provided by the spouse of the largest shareholder of the VIE, the signing spouse (1) unconditionally and irrevocably agreed to the execution of the share pledge agreements, the exclusive option agreement and the powers of attorney and to the disposal of the individual shareholder’ equity interests in the VIE in accordance with these agreements, and (2) confirmed that the individual shareholder of the VIE can perform and further amend or terminate these agreements absent her authorization or consent and that his equity interests do not constitute her communal property or inheritable property, and (3) undertook to not to make any assertions in connection with the individual shareholder’ equity interests in the VIE. The spouse further undertook to execute all necessary documents and take all necessary actions to ensure the appropriate performance of the agreements described herein and agreed to be subject to the obligations under the contractual arrangements in the event any equity interests in the VIE will be held by her.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement dated November 3, 2020 entered into by and between WFOE and the VIE, WFOE has the exclusive right, during the term of the exclusive business cooperation agreement, to provide or designate its affiliates to provide complete business support and technical and consulting services to the VIE, which may include all or part of the services within the business scope of the VIE as may be determined from time to time by WFOE. In exchange, the VIE shall pay WFOE on a monthly basis service fees equal to 100% of its net income, which may be adjusted by WFOE in its sole discretion. WFOE shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of this agreement. This agreement shall remain effective for ten years from the execution date and may be extended by WFOE at its sole discretion if confirmed in writing.

Agreements that grant us the option to purchase equity interests in and assets of the VIE

Exclusive Option Agreements. Under each of the exclusive option agreements dated March 28, 2019, August 28, 2019 or November 3, 2020 entered into by and between WFOE, the VIE and its shareholders, each of the shareholders of the VIE irrevocably granted WFOE or its designee(s) an exclusive right to purchase all of their equity interests in the VIE at any time in part or in whole at the sole and absolute discretion of WFOE to the extent permitted by PRC law and at a purchase price of RMB10. In addition, the VIE irrevocably granted WFOE or its designee(s) an exclusive right to purchase all of its assets at any time in part or in whole at the sole and absolute discretion of WFOE to the extent permitted by PRC law after satisfaction of required procedures and at a purchase price of RMB10. Without the prior written consent of WFOE, the shareholders and/or the VIE shall not, among others (1) sell, transfer, mortgage, or dispose of in any other manner any legal or beneficial interests in the equity interests of such shareholders in the VIE, or allow any encumbrances thereon, except for the interest placed in accordance with the share pledge agreements and power of attorney, (2) amend the VIE’s articles of association, (3) sell, transfer, mortgage, or dispose of in any other manner any material assets of the VIE or any legal or beneficial interests in the material business or revenues of the VIE of more than RMB500,000, or allow any encumbrances thereon of any security interests, (4) allow the VIE to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing, (5) cause the VIE to enter into any major contracts or terminate any material contracts with a value of more than RMB500,000 to which the VIE is a party, except for those in the ordinary course of business, (6) allow the VIE to provide loan or credit to any person, (7) merger, consolidate with, acquire or invest in any person, (8) declare or distribute dividends, or (9) dissolute or liquate or terminate the VIE. The shareholders of the VIE and the VIE also agree to, among other, appoint the directors and supervisors designed by WFOE as its directors or supervisors. If the shareholders of the VIE shall receive any profits, interest, dividends or proceeds of liquidation from the VIE or if such shareholders shall receive any monies in connection with a transfer of their equity interests in the VIE, they shall promptly donate to WFOE or its designee(s) to the extent permitted under the applicable PRC law. This agreement shall become effective on the execution date and remain in effect until all equity interests in the VIE have been transferred or assigned to WFOE or its designee(s).

In the opinion of CM Law Firm, our PRC counsel:

(1)
the ownership structures of the VIE and WFOE, currently are not in any violation of the applicable PRC laws or regulations currently in effect; and
(2)
the contractual arrangements between WFOE, the VIE and its shareholders governed by PRC laws and regulations are currently valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.”

D. Property, Plant and Equipment

Our principal executive offices are in Beijing, China, where we lease approximately 2,768 square meters of office space that are currently in use. We also maintain other leased offices in cities across China totaling approximately 5,197 square meters that are currently in use. We opened Malaysia office in December 2020, which has approximately 181 square meters of office space. Our Japan office has approximately 274 square meters of office space, and our office in South Korea has approximately 84 square meters of office space. In addition, we own approximately 394 square meters of office premises in Shanghai. We believe our existing premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our results of operations and financial condition together with the consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section of this annual report captioned “Item 3. Key Information — D. Risk Factors” and in other parts of this annual report. Our fiscal year ends on December 31.

A. Operating Results

Overview

We are a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering CPaaS, cloud-based CC and cloud-based UC&C. We serve a diverse and loyal customer base consisting of enterprises of all sizes across a variety of industries, including internet, telecommunications, financial services, industrial manufacturing and energy.

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

We have experienced robust growth in recent years. As of December 31, 2019, 2020 and 2021, we had an active customer base of 11,358, 12,632 and 11,406 enterprises, respectively, among which 132, 144 and 142 were large-enterprise customers, respectively. In 2019, 2020 and 2021, the dollar-based net customer retention rate in relation to solutions we offer on a recurring basis was 89.2%, 87.3% and 90.2%, respectively. In 2020 and 2021, our dollar-based net customer retention rate for active customers was 92.1% and 94.2%, respectively. We served 100, 224 and 274 customers for our project-based solutions in 2019, 2020 and 2021, respectively. Our revenues increased by 22.0% from RMB592.8 million in 2019 to RMB723.5 million in 2020, and increased by 4.0% to RMB752.7 million (US$118.1 million) in 2021, of which 77.3%, 74.4% and 71.2% were recurring revenues in the same years, respectively. In 2019, 2020 and 2021, we incurred net loss of RMB233.5 million, RMB425.2 million and RMB904.5 million (US$141.9 million), respectively, and our adjusted EBITDA was RMB194.8 million, RMB227.7 million and RMB423.0 million (US$66.4 million), respectively. See “— Non-GAAP Financial Measure” for information on how we define and calculate the non-GAAP financial measure as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

Improving customer acquisition, retention and lifetime value

Our results of operations are highly dependent on the total number and the lifetime value of our customers. We have cultivated a large and diverse customer base of enterprises of all sizes and various industries, including internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2019, 2020 and 2021, we had an active customer base of 11,358, 12,632 and 11,406 enterprises, respectively, among which 132, 144 and 142 were large-enterprise customers, respectively. To retain and grow our customer base, we need to predict future market acceptance and customer demand and continue to invest in sales and marketing to penetrate into more industry verticals and second- and lower-tier cities and further promote our brand image and recognition in China’s cloud-based communications industry. We also plan to expand our cross-selling and up-selling efforts to existing customers.

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

Controlling costs and expenses

One of the largest costs we incur during our business operations, particularly for our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis, is service fees paid for telecommunications resources. In 2019, 2020 and 2021, costs paid for telecommunications resources represented 78.8%, 72.2% and 65.3% of our total cost of revenues, respectively. Mobile network operators in China typically adjust the unit prices for resources, such as text messages and voice calls, once every several years based on government recommendations. A sudden adjustment by major mobile network operators would likely negatively affect our results of operations in current contract periods because we may not be able to pass on the impact to our customers as a result of fixed unit resource price throughout the current contract periods. On the other hand, we are generally able to pass on the impact from such unit price adjustment to customers relatively quickly due to our relatively short contract periods, which enable us to adjust our resource usage fees from time to time. Additionally, we may also benefit from the increase in the unit resource price in the long term because such price increase could eliminate weaker market players and strengthen our market leadership position.

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

Strategic investment and acquisitions

We have made, and intend to continue to make, strategic acquisitions to solidify our current market presence and expand into new industries. For example, in March 2021, we acquired all the equity interests of EliteCRM, a leading customer relationship management software provider, and in December 2021, we acquired all the equity interests of Zhuge, a user-centric intelligent data solution provider. We intend to selectively pursue strategic alliances and investments to further strengthen our competitiveness. We expect to evaluate and execute alliance, investment and acquisition opportunities that complement and scale up our business, optimize our profitability, help us expand into adjacent industries and add new capabilities to our cloud-based solutions. Our strategic alliances, investments and acquisitions would likely impact our business, results of operations and financial condition.

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

Key Operating Metrics

	As of/For the Year Ended December 31,
	2019	2020	2021
Number of active customers	11,358	12,632	11,406
Number of large-enterprise customers	132	144	142
Percentage of revenue contribution by large-enterprise customers	72.2%	73.9%	72.1%
Dollar-based net customer retention rate	89.2%	87.3%	90.2%

* Includes the operating metrics of EliteCRM since the second quarter of 2021, which we acquired in March 2021. However, the operating metrics of Zhuge are not included, which we acquired in December 2021.

Our dollar-based net customer retention rate decreased from 89.2% in 2019 to 87.3% in 2020, primarily due to a decrease in the number of enterprise customers of smaller sizes that were less equipped to withstand the impact of COVID-19. Our dollar-based net customer retention rate increased to 90.2% in 2021, primarily as (1) we devoted more resources to our cloud-based CC solutions, and (2) our overseas business increased rapidly. In 2020 and 2021, our dollar-based net customer retention rate for active customers was 92.1% and 94.2%, respectively.

We expect that, as the applicable regulatory framework becomes more established and China’s economy recovers from the COVID-19 pandemic, and as we continuously optimize our existing solutions and develop new features and solutions, our dollar-based net customer retention rate will remain stable at a relatively high level.

Non-GAAP Financial Measure

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP net loss and adjusted EBITDA as additional non-GAAP financial measures. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define non-GAAP net loss as net loss excluding share-based compensation, change in fair value of warrant liabilities, change in fair value of long-term investments, (gain)/loss from disposal of subsidiaries, net, impairment loss of long-term investments, impairment loss of goodwill, and other operating expenses. We define adjusted EBITDA as net loss excluding depreciation and amortization, interest expenses, net, income tax expense, share-based compensation, investment income, impairment loss of long-term investments, impairment loss of goodwill, other operating expenses, (gain)/loss from disposal of subsidiaries, net, share of losses of equity method investments, change in fair value of warrant liabilities, change in fair value of long-term investments, and foreign currency exchange (gains)/losses, net. We believe that non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. The non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our non-GAAP financial measures to net loss for the years indicated.

	Year Ended December 31,
	2019	2020	2021
	Restated	Restated
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(233,459)	(425,237)	(904,452)	(141,928)
Add:
Share-based compensation	27,151	134,263	277,616	43,564
Change in fair value of warrant liabilities	(499)	61,454	29,011	4,552
Change in fair value of long-term investments	(900)	(11,614)	(47,247)	(7,414)
(Gain)/loss from disposal of subsidiaries, net	(21)	7,275	(2,899)	(455)
Impairment loss of long-term investments	—	—	6,603	1,036
Impairment loss of goodwill	—	—	149,092	23,396
Other operating expenses	—	—	51,354	8,059
Non-GAAP net loss	(207,728)	(233,859)	(440,922)	(69,190)

Net loss	(233,459)	(425,237)	(904,452)	(141,928)
Add:
Depreciation and amortization	8,790	8,616	10,504	1,648
Interest expenses, net	1,085	2,499	(10,978)	(1,723)
Income tax expense	549	1,127	11,120	1,745
EBITDA:	(223,035)	(412,995)	(893,806)	(140,258)
Adjust:
Share-based compensation	27,151	134,263	277,616	43,564
Investment income	(114)	(12)	—	—
Impairment loss of long-term investments	—	—	6,603	1,036
Impairment loss of goodwill	—	—	149,092	23,396
Other operating expenses	—	—	51,354	8,059
(Gain)/loss from disposal of subsidiaries, net	(21)	7,275	(2,899)	(455)
Share of losses of equity method investments	—	—	596	94
Change in fair value of warrant liabilities	(499)	61,454	29,011	4,552
Change in fair value of long-term investments	(900)	(11,614)	(47,247)	(7,414)
Foreign currency exchange (gains)/losses, net	2,582	(6,115)	6,696	1,051
Adjusted EBITDA	(194,836)	(227,744)	(422,984)	(66,375)

Key Components of Our Results of Operations

Revenues

We generate revenue primarily from the sales of our CPaaS, cloud-based CC and cloud-based UC&C solutions. In 2019, 2020 and 2021, our revenues were RMB592.8 million, RMB723.5 million and RMB752.7 million (US$118.1 million), respectively. The following table sets forth the breakdown of our total revenues both in absolute amount and as a percentage of total revenues in the years indicated.

	Year Ended December 31,
	2019		2020		2021
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	224,703	37.9	244,445	33.8	235,842	37,009	31.3
Voice calls	60,331	10.2	81,574	11.3	56,892	8,928	7.6
Jointly-operated CPaaS	20,431	3.4	22,919	3.2	22,546	3,538	3.0
IoT	15,549	2.6	35,902	5.0	30,467	4,781	4.0
Others	720	0.1	598	0.1	3,122	489	0.4
Subtotal	321,734	54.3	385,438	53.3	348,869	54,745	46.3
Cloud-based CC							0
Recurring(1)	136,315	23.0	152,872	21.1	186,684	29,295	24.8
Project	14,169	2.4	74,678	10.3	89,442	14,035	11.9
Subtotal	150,484	25.4	227,550	31.5	276,126	43,330	36.7
Cloud-based UC&C	111,994	18.9	107,378	14.8	125,358	19,672	16.7
Other services	8,586	1.4	3,087	0.4	2,335	366	0.3
Total revenues	592,798	100.0	723,453	100.0	752,688	118,113	100.0

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

Our revenues from cloud-based CC solutions primarily consist of seat subscription fees and related resource usage fees, and to a lesser extent, software license fees and related service fees. We charge customers using our cloud-based CC solutions deployed on public cloud a combination of seat subscription fees and related resource usage fees that are determined according to the capacity and number of functional modules embedded as well as the number of texts and call minutes facilitated through our solutions. In 2019, 2020 and 2021, solutions that we offer on a recurring basis generated 90.6%, 67.2% and 67.6% of our revenues from cloud-based CC solutions, respectively. We generally charge customers using our solutions deployed on private cloud software license fees and related customized service fees that are negotiated on a project basis and recognize revenues in accordance with the agreed-upon project milestones. The delivery cycle of our project-based cloud-based CC solutions typically ranges from three to 12 months.

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

We believe that we have strong customer acquisition capability while maintaining a steady revenue stream from repeat customers. In relation to solutions that we offer on a recurring basis, we maintained around 90% dollar-based net retention rate from 2019 to 2021.

Cost of revenues

Our cost of revenues primarily consists of (1) costs paid for telecommunications resources, (2) outsourcing costs, (3) infrastructure and equipment costs, and (4) staff costs related to solution delivery. In 2019, 2020 and 2021, our cost of revenues was RMB378.0 million, RMB478.1 million and RMB480.8 million (US$75.4 million), respectively. The following table sets forth the breakdown of our cost of revenues by nature both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2019		2020		2021
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of telecommunications resources	298,074	78.8	344,999	72.2	313,912	49,260	65.3
Outsourcing costs	35,375	9.4	60,876	12.7	85,174	13,366	17.7
Infrastructure and equipment costs	22,277	5.9	39,183	8.2	40,633	6,376	8.5
Staff costs	19,332	5.1	28,390	5.9	35,415	5,557	7.4
Rentals and others	2,972	0.8	4,670	1.0	5,621	882	1.2
Total cost of revenues	378,030	100.0	478,118	100.0	480,755	75,441	100.0

Costs of telecommunications resources represent fees we pay to mobile network operators based on the number of texts and minutes of voice calls we subscribed for. We typically enter into annual contracts with mobile network operators which set forth the unit price for each text message and every minute of voice call. In 2019, 2020 and 2021, costs of telecommunications resources represented the largest portion of our cost of revenues, representing 78.8%, 72.2% and 65.3% of our total cost of revenues, respectively. We also outsource certain parts of the solution delivery and incur outsourcing costs. Infrastructure and equipment costs relate to our use of servers and our purchase of hardware and equipment to support our solutions. Staff costs represent compensation paid to employees who primarily deliver solution customization and perform other services to customers. Rentals and others primarily consists of rental costs related to our leases.

The following table sets forth the breakdown of our cost of revenues by service type both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2019		2020		2021
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	200,245	53.0	232,857	48.7	221,065	34,690	46.0
Voice calls	45,828	12.1	62,146	13.0	44,872	7,041	9.3
Jointly-operated CPaaS	3,075	0.8	928	0.2	572	90	0.1
IoT	—	—	—	—	—	—	—
Others	291	0.1	0	0.0	3,935	618	0.8
Subtotal	249,439	66.0	295,931	61.9	270,444	42,439	56.3
Cloud-based CC
Recurring(1)	59,306	15.7	73,910	15.5	88,843	13,941	18.5
Project	5,286	1.4	39,585	8.3	47,337	7,428	9.8
Subtotal	64,592	17.1	113,495	23.7	136,180	21,369	28.3
Cloud-based UC&C	57,369	15.2	66,264	13.9	73,346	11,510	15.3
Other services	6,630	1.8	2,428	0.5	785	123	0.2
Total cost of revenues	378,030	100.0	478,118	100.0	480,755	75,441	100.0

(1)
Includes cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees.

Gross profit

Our gross profit was RMB214.8 million, RMB245.3 million and RMB271.9 million (US$42.7 million) in 2019, 2020 and 2021, respectively. Our overall gross profit margin was 36.2%, 33.9% and 36.1%, respectively. The following table sets forth a breakdown of our gross profit and gross profit margin.

	Year Ended December 31,
	2019		2020		2021
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS	72,295	12.2	89,507	12.4	78,425	12,306	10.4
Cloud-based CC(1)	85,892	14.5	114,055	15.8	139,946	21,961	18.6
Cloud-based UC&C	54,625	9.2	41,114	5.7	52,012	8,162	6.9
Other services	1,956	0.3	659	0.1	1,550	243	0.2
Total	214,768	36.2	245,335	33.9	271,933	42,672	36.1

(1)
The gross profit margin for cloud-based CC solutions that we offer on a recurring basis was 56.5%,51.7% and 52.4 % in 2019, 2020 and 2021, respectively.

The gross profit margin of our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis is primarily affected by the costs of telecommunications resources we paid to mobile network operators, which represented a majority of the costs for these solutions in 2019, 2020 and 2021. See “— Factors Affecting our Results of Operations — Controlling costs and expenses” for details of the impacts.

The gross profit margin of our cloud-based CC solutions on a project basis and cloud-based UC&C solutions is affected primarily by the maturity and complexity of a specific project. See “— Factors Affecting our Results of Operations — Managing development cycle” for details of the impacts.

Operating expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total operating expenses, for the years indicated.

	Year Ended December 31,
	2019		2020		2021
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses	167,484	37.6	174,192	28.3	297,360	46,662	30.3
Selling and marketing expenses	176,009	39.5	200,410	32.5	300,043	47,083	30.5
General and administrative expenses	102,052	22.9	241,356	39.2	385,498	60,493	39.2
Total	445,545	100.0	615,958	100.0	982,901	154,238	100.0

Research and development expenses

Our research and development expenses were RMB167.5 million, RMB174.2 million and RMB297.4 million (US$46.7 million) in 2019, 2020 and 2021, respectively, primarily representing (1) compensation paid to our research and development staff and (2) technology service expenses paid to outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions.

Selling and marketing expenses

Our selling and marketing expenses were RMB176.0 million, RMB200.4 million and RMB300.0 million (US$47.1 million) in 2019, 2020 and 2021, respectively, primarily representing (1) compensation paid to our sales and marketing staff, (2) our spending on online advertisement and other online promotional events to reach more customers, and (3) participation and organization of offline events to boost our brand image.

General and administrative expenses

Our general and administrative expenses were RMB102.1 million, RMB241.4 million and RMB385.5 million (US$60.5 million) in 2019, 2020 and 2021, respectively, primarily representing (1) compensation paid to our administrative staff and management team, including share-based compensation expenses, (2) professional services fees, rentals and certain administrative expenses, and (3) provision for doubtful accounts.

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

	Year Ended December 31,
	2019		2020		2021
	Restated		Restated
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	592,798	100.0	723,453	100.0	752,688	118,113	100.0
Cost of revenues	(378,030)	(63.8)	(478,118)	(66.1)	(480,755)	(75,441)	(63.9)
Gross profit	214,768	36.2	245,335	33.9	271,933	42,672	36.1
Operating expenses:
Selling and marketing expenses	(176,009)	(29.7)	(200,410)	(27.7)	(300,043)	(47,083)	(39.9)
General and administrative expenses	(102,052)	(17.2)	(241,356)	(33.4)	(385,498)	(60,493)	(51.2)
Impairment loss of goodwill	—	—	—	—	(149,092)	(23,396)	(19.8)
Impairment loss of intangible assets	—	—	—	—	(136)	(21)	(0.0)
Other operating expenses	—	—	—	—	(51,354)	(8,059)	(6.8)
Research and development expenses	(167,484)	(28.3)	(174,192)	(24.1)	(297,360)	(46,662)	(39.5)
Total operating expenses	(445,545)	(75.2)	(615,958)	(85.1)	(1,183,483)	(185,714)	(157.2)
Operating loss	(230,777)	(38.9)	(370,623)	(51.2)	(911,550)	(143,042)	(121.1)
Interest expenses	(2,077)	(0.4)	(3,477)	(0.5)	(366)	(57)	(0.0)
Interest income	992	0.2	978	0.1	11,344	1,780	1.5
Investment income/(loss)	114	0.0	12	0.0	—	—	—
Share of losses of equity method investments	—	—	—	—	(596)	(94)	(0.1)
Change in fair value of long-term investment	900	0.2	11,614	1.6	47,247	7,414	6.28
Impairment loss of long-term investments	—	—	—	—	(6,603)	(1,036)	(0.9)
Change in fair value of warrant liabilities	499	0.1	(61,454)	(8.5)	(29,011)	(4,552)	(4)
Gain/(loss) from disposal of subsidiaries, net	21	0.0	(7,275)	(1.0)	2,899	455	0.4
Foreign currency exchange gains/(losses), net	(2,582)	(0.4)	6,115	0.8	(6,696)	(1,051)	(0.9)
Loss before income taxes	(232,910)	(39.3)	(424,110)	(58.6)	(893,332)	(140,183)	(118.7)
Income tax expense	(549)	(0.1)	(1,127)	(0.2)	(11,120)	(1,745)	(1.5)
Net loss	(233,459)	(39.4)	(425,237)	(58.8)	(904,452)	(141,928)	(120.2)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by 4.0% from RMB723.5 million in 2020 to RMB752.7 million (US$118.1 million) in 2021, primarily due to the following.

•
Revenues from our CPaaS solutions decreased by 9.5% from RMB385.4 million in 2020 to RMB348.9 million (US$54.7 million) in 2021, primarily due to (1) a 30.3% decrease in revenues generated from our voice call services from RMB81.6 million in 2020 to RMB56.9 million (US$8.9 million) in 2021 as a result of decreased customer demands caused by new regulations on K-12 after-school tutoring in China, (2) a 15.1% decrease in revenues generated from our IoT services from RMB35.9 million in 2020 to RMB30.5 million (US$4.8 million) in 2021 due to the negative impact from COVID-19 outbreak on our business operations in Japan, and (3) a 3.5% decrease in revenues generated from our text messaging services from RMB244.4 million in 2020 to RMB235.8 million (US$37.0 million) in 2021 due to the negative impact of COVID-19 outbreak and our strategic adjustment of business operations to engage more direct selling customers with higher gross profit margin.
•
Revenues from our cloud-based CC solutions increased by 21.3% from RMB227.6 million in 2020 to RMB276.1 million (US$43.3 million) in 2021. Our recurring revenues increased by 22.1% from RMB152.9 million in 2020 to RMB186.7 million (US$29.3 million) in 2021, primarily because we devoted more resources to our cloud-based CC solutions, partially offset by decreased usage of certain enterprise customers as they were affected by the continued impact from COVID-19 outbreak. Our project-based revenues increased by 19.8% from RMB74.7 million in 2020 to RMB89.4 million (US$14.0 million) in 2021, primarily due to an increase in the number of projects as a result of our business expansion and acquisition of EliteCRM.
•
Revenues from our cloud-based UC&C solutions increased by 16.7% from RMB107.4 million in 2020 to RMB125.4 million (US$19.7 million) in 2021, primarily due to the increase in project scale of new customers in 2021.

Cost of revenues

Our cost of revenues remained relatively stable at RMB478.1 million and RMB480.8 million (US$75.4 million) in 2020 and 2021, respectively, primarily due to the following.

•
Cost of revenues from our CPaaS solutions decreased by 8.6% from RMB295.9 million in 2020 to RMB270.4 million (US$42.4 million) in 2021, primarily due to (1) a 27.8% decrease in costs related to voice call services from RMB62.1 million in 2020 to RMB44.9 million (US$7.0 million) in 2021, and (2) a 5.1% decrease in costs related to text messaging from RMB232.9 million in 2020 to RMB221.1 million (US$34.7 million) in 2021, both of which were mainly due to the decreased usages of text messages and voice calls.
•
Cost of revenues from our cloud-based CC solutions increased by 20.0% from RMB113.5 million in 2020 to RMB136.2 million (US$21.4 million) in 2021, primarily due to (1) a 20.2% increase in cost of revenues from our subscription-based cloud-based CC solutions from RMB73.9 million in 2020 to RMB88.8 million (US$14.0 million) in 2021 primarily as a result of increased business scale and an increase in the number of minutes of voice calls we facilitated through our solutions, and (2) a 19.6% increase in cost of revenues from our project-based cloud-based CC solutions from RMB39.6 million in 2020 to RMB47.3 million (US$7.4 million) in 2021 primarily as a result of increased business scale.
•
Cost of revenues from our cloud-based UC&C solutions increased by 10.7% from RMB66.3 million in 2020 to RMB73.3 million (US$11.5 million) in 2021, primarily due to increased outsourcing costs for certain projects we undertook.

Gross profit

As a result of the foregoing, our gross profit increased by 10.8% from RMB245.3 million in 2020 to RMB271.9 million (US$42.7 million) in 2021. Our gross profit margin increased from 33.9% in 2020 to 36.1% in 2021, primarily due to a greater portion of revenues generated from our cloud-based CC solutions, which typically have higher profit margins as compared to CPaaS solutions.

Operating expenses

•
Research and development expenses. Our research and development expenses increased by 70.7% from RMB174.2 million in 2020 to RMB297.4 million (US$46.7 million) in 2021, primarily due to (1) a 65.1% increase in the R&D staff expenses of RMB84.1 million (US$13.2 million) as we recruited highly-regarded experts to develop core features and functions for our cloud-based CC solutions and cloud-based UC&C solutions, (2) a significant increase in the share-based compensation expense of RMB17.7 million (US$2.8 million) to retain and incentivize our R&D personnel, and (3) a 59.6% increase in technology service expenses of RMB16.1 million (US$2.5 million) for outsourcing service providers to develop certain non-core features and functions in our cloud-based UC&C solutions and cloud-based CC solutions.
•
Selling and marketing expenses. Our selling and marketing expenses increased by 49.7% from RMB200.4 million in 2020 to RMB300.0 million (US$47.1 million) in 2021, primarily due to (1) a 43.6% increase in staff expenses of RMB54.2 million (US$8.5 million) as we continued to scale our business to reach a wider customer base, (2) a 44.9% increase in spending on advertising campaigns and marketing activities of RMB22.3 million (US$3.5 million) to boost our brand image, and (3) a significant increase in share-based compensation expenses of RMB17.7 million (US$2.8 million) to retain and incentivize our sales and marketing team members.
•
General and administrative expenses. Our general and administrative expenses increased by 59.7% from RMB241.4 million in 2020 to RMB385.5 million (US$60.5 million) in 2021, primarily due to (1) a 75.5% increase in share-based compensation expenses of RMB108.2 million (US$17.0 million) to retain and incentivize our management and administrative personnel, and (2) a 45.3% increase in staff costs of RMB20.3 million (US$3.2 million) as we continued to build our team and as we enjoyed a social insurance premium deduction in 2020 as a result of the government relief policies during the COVID-19 outbreak that was not available in 2021, partially offset by a 22.0% decrease in the provision for doubtful accounts of RMB7.5 million (US$1.2 million) resulting from our strengthened efforts in collecting accounts receivable.
•
Impairment loss of goodwill. We recorded impairment loss of goodwill of RMB149.1 million (US$23.4 million) in 2021, as compared to nil in 2020, primarily due to the fair value of reporting unit is less than the carrying amount.
•
Other operating expenses. We recorded other operating expenses of RMB51.4 million (US$8.1 million) in 2021, as compared to nil in 2020, primarily because we expensed the prepayments as we concluded that there is a possibility that such amounts may not be fully recovered in the future according to the conservatism principle of accounting.

Operating loss

As a result of the foregoing, our operating loss increased significantly from RMB370.6 million in 2020 to RMB911.6 million (US$143.0 million) in 2021.

Other income and expenses

•
Interest expenses. Our interest expenses decreased by 89.3% from RMB3.4 million in 2020 to RMB0.4 million (US$57,000) in 2021, primarily due to a decrease in average borrowings.
•
Interest income. Our interest income increased significantly from RMB1.0 million in 2020 to RMB11.3 million (US$1.8 million) in 2021, primarily due to an increase in average cash and term deposits.
•
Impairment loss of long-term investments. We incurred impairment loss of long-term investments of RMB6.6 million (US$1.0 million) in 2021, as compared to nil in 2020, primarily due to a non-temporary impairment of equity method investments in 2021.
•
Change in fair value of long-term investments. Our change in fair value of long-term investments increased significantly from RMB11.6 million in 2020 to RMB47.2 million (US$7.4 million) in 2021, primarily due to the fair value change of our other equity investments with an observable price in 2021.
•
Change in fair value of warrant liabilities. Our change in fair value of warrant liabilities decreased from negative RMB61.5 million in 2020 to negative RMB29.0 million (US$4.6 million) in 2021, primarily due to the fair value change of Series C warrant, Series E warrant and Series F warrant, which was exercised in March 2021, November 2020, and January 2021, respectively.
•
Gain/(loss) from disposal of subsidiaries, net. We recorded gain from disposal of subsidiaries of RMB2.9 million (US$0.5 million) in 2021, as compared to loss of RMB7.3 million in 2020.
•
Foreign currency exchange gains/(losses), net. We recorded foreign currency exchange losses of RMB6.7 million (US$1.1 million) in 2021, as compared to foreign currency exchange gain of RMB6.1 million in 2020, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax expense

We incurred income tax expense of RMB1.1 million and RMB11.1 million (US$1.7 million) in 2020 and 2021, respectively.

Net loss

As a result of the foregoing, our net loss increased significantly from RMB425.2 million in 2020 to RMB904.5 million (US$141.9 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 22.0% from RMB592.8 million in 2019 to RMB723.5 million in 2020, primarily due to the following.

•
Revenues from our CPaaS solutions increased by 19.8% from RMB321.7 million in 2019 to RMB385.4 million in 2020, primarily due to (1) a 35.2% increase in revenues generated from our voice call services from RMB60.3 million in 2019 to RMB81.6 million in 2020, and (2) an 8.8% increase in revenues generated from our text messaging services from RMB224.7 million in 2019 to RMB244.4 million in 2020, both mainly as a result of the increased demand from new customers, especially large enterprises. Our revenues from CPaaS solutions contributed by new customers were approximately RMB105.8 million in 2020, which were partially offset by a decrease in revenues contributed by existing customers of approximately RMB42.1 million in the same period. In addition, our revenues from CPaaS solutions were negatively affected by the COVID-19 outbreak.
•
Revenues from our cloud-based CC solutions increased by 51.2% from RMB150.5 million in 2019 to RMB227.6 million in 2020. Our recurring revenues increased by 12.1% from RMB136.3 million in 2019 to RMB152.9 million in 2020, primarily due to a 24.9% increase in the number of customers from 4,845 in 2019 to 6,050 in 2020, partially offset by decreased usage of certain enterprise customers as they were affected by the COVID-19 outbreak. Our recurring revenues from cloud-based CC solutions contributed by new customers were approximately RMB36.4 million in 2020, which were partially offset by a decrease in revenues contributed by existing customers of approximately RMB19.8 million in the same period. In addition, our recurring revenues from cloud-based CC solutions were negatively affected by the COVID-19 outbreak. Our project-based revenues increased significantly from RMB14.2 million in 2019 to RMB74.7 million in 2020, primarily because we concluded an increasing number of complex projects with various functional modules and high customization level in 2020 to accommodate customers’ needs.
•
Revenues from our cloud-based UC&C solutions decreased by 4.1% from RMB112.0 million in 2019 to RMB107.4 million in 2020, primarily due to a delay in revenue recognition from certain large enterprises as a result of delayed service delivery caused by the COVID-19 outbreak.

Cost of revenues

Our cost of revenues increased by 26.5% from RMB378.0 million in 2019 to RMB478.1 million in 2020, primarily due to the following.

•
Cost of revenues from our CPaaS solutions increased by 18.6% from RMB249.4 million in 2019 to RMB295.9 million in 2020, primarily due to a 16.3% increase in costs related to text messaging from RMB200.2 million in 2019 to RMB232.9 million in 2020 as we continued to scale our customer base. Our costs related to text messaging are affected by the number of texts sent by our customers and the unit price charged by the major mobile network operators in China.
•
Cost of revenues from our cloud-based CC solutions increased by 75.7% from RMB64.6 million in 2019 to RMB113.5 million in 2020, primarily due to (1) a significant increase in cost of revenues from our projected-based cloud-based CC solutions from RMB5.3 million in 2019 to RMB39.6 million in 2020 primarily as a result of increased staff costs and outsourcing costs for certain projects we undertook, and (2) an increase in the number of minutes of voice calls we facilitated through our solutions.
•
Cost of revenues from our cloud-based UC&C solutions increased by 15.5% from RMB57.4 million in 2019 to RMB66.3 million in 2020, primarily due to increased staff costs for delivering projects with more tailored functionalities.

Gross profit

As a result of the foregoing, our gross profit increased by 14.2% from RMB214.8 million in 2019 to RMB245.3 million in 2020. Our gross profit margin decreased from 36.2% in 2019 to 33.9% in 2020, primarily due to the decrease gross profit from our cloud-based UC&C solutions with the negative effect of COVID-19 outbreak.

Operating expenses

•
Research and development expenses. Our research and development expenses increased by 4.0% from RMB167.5 million in 2019 to RMB174.2 million in 2020, primarily due to a significant increase in technology service expenses paid to the outsourcing service providers of RMB20.1 million for the development of certain non-core features and functions in cloud-based UC&C solutions, partially offset by a 11.3% decrease in the staff expense of RMB16.4 million as a result of a reduction in social insurance contribution according to government relief policies during the COVID-19 outbreak.
•
Selling and marketing expenses. Our selling and marketing expenses increased by 13.9% from RMB176.0 million in 2019 to RMB200.4 million in 2020, primarily due to (1) a 15.6% increase in staff expense of RMB16.8 million as we continued to scale our business and reach a wider customer base and (2) a 36.4% increase in spending on advertising campaigns and marketing activities of RMB13.3 million.
•
General and administrative expenses. Our general and administrative expenses increased significantly from RMB102.1 million in 2019 to RMB241.4 million in 2020, primarily due to (1) a significant increase in share-based compensation expenses of RMB108.9 million relating to restricted shares beneficially owned by our founders under the share restriction agreements, shares issued to certain management in connection with the acquisitions of non-controlling interests and waiver of subscription receivable due from Mr. Changxun Sun, (2) a significant increase in provision for doubtful accounts of RMB31.0 million resulting from an increase in accounts receivable and aging of existing accounts receivable, and (3) a significant increase in professional services fees relating to the preparation for our initial public offering of RMB7.5 million.

Operating loss

As a result of the foregoing, our operating loss increased by 60.6% from RMB230.8 million in 2019 to RMB370.6 million in 2020.

Other expenses

•
Interest expenses. Our interest expenses increased by 67.4% from RMB2.1 million in 2019 to RMB3.4 million in 2020, primarily due to an increase in average borrowings.
•
Interest income. Our interest income remained stable at RMB1.0 million and RMB1.0 million in 2019 and 2020, respectively.

•
Change in fair value of warrant liabilities. We recorded change in fair value of warrant liabilities of negative RMB61.5 million in 2020, as compared to RMB0.5 million in 2019, primarily due to an increase in the fair value of Series F warrant issued in November 2020.
•
Gain/(loss) from disposal of subsidiaries, net. We recorded loss from disposal of subsidiaries of RMB7.3 million in 2020, as compared to gain of RMB21,000 in 2019, primarily due to the deconsolidation of certain affiliated entities in China.
•
Change in fair value of long-term investments. We recorded change in fair value of long-term investments of RMB11.6 million in 2020, as compared to RMB0.9 million in 2019, primarily due to the fair value change of our other equity investments with an observable price in 2020.
•
Foreign currency exchange gains/(losses), net. We recorded foreign currency exchange gain of RMB6.1 million in 2020, as compared to foreign currency exchange losses of RMB2.6 million in 2019, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax expense

We incurred income tax expense of RMB0.5 million and RMB1.1 million in 2019 and 2020, respectively.

Net loss

As a result of the foregoing, our net loss increased significantly from RMB233.5 million in 2019 to RMB425.2 million in 2020.

B. Liquidity and Capital Resources

In 2019, 2020 and 2021, we incurred net loss of RMB233.5 million, RMB425.2 million and RMB904.5 million (US$141.9 million), and our net cash used in operating activities was RMB161.6 million, RMB216.5 million and RMB238.1 million (US$37.4 million) in the same years, respectively. In 2019, 2020 and 2021, cash flow from financing activities, such as cash generated from issuance of preferred shares and long-term borrowings, and proceeds from our initial public offering, have been our principal sources of liquidity. In 2019, 2020 and 2021, net cash provided by financing activities amounted to RMB325.4 million, RMB457.6 million and RMB2,444.7 million (US$383.6 million), respectively. We recorded net cash used in investing activities of RMB85.4 million, RMB95.8 million and RMB1,814.6 million (US$284.7 million) in 2019, 2020 and 2021, respectively.

Based upon service type and our assessment of customers’ credit and ongoing relationships, our payment terms typically range from 60 to 180 days after our customers have been billed. Days sales outstanding, calculated by gross accounts receivable outstanding as of the year end divided by revenues for the year and multiplied by the number of days in such year, were 128 days, 130 days and 105 days for 2019, 2020 and 2021, respectively. Our days sales outstanding decreased from 130 days in 2020 to 105 days in 2021, primarily due to our strengthened efforts in collecting accounts receivable. We will closely monitor our outstanding accounts receivable and follow up with relevant customers on a continuous basis in order to collect overdue balances.

In February 2016, Ronglian Yitong entered into a two-year credit facility with SPD Silicon Valley Bank, or SPD, to borrow up to RMB40.0 million. In December 2017, the credit line was decreased from RMB40.0 million to RMB20.0 million, and Ronglian Yitong entered into another one-year credit facility with SPD to borrow up to RMB20.0 million. In December 2018, Ronglian Yitong entered into an additional two-year credit facility with SPD to borrow up to RMB40.0 million to support our working capital. These facilities were pledged by accounts receivable – third parties of Ronglian Yitong. As of December 31, 2019, accounts receivable - third parties and other receivables of Ronglian Yitong of RMB124.3 million, RMB8.5 million, respectively, were restricted as they were served as pledged securities to such bank borrowings under these credit facilities. The secured bank loans matured and were paid off in full in December 2020 and the accounts receivable – third parties and other receivables of Ronglian Yitong were released from pledge in the meantime. In June 2020, Beijing Ronglian Guanghui Technology Co., Ltd., Ronglian Qimo, and Beijing Ronglian Huitong Technology Information Co., Ltd., all of which are the affiliated entities in China, entered into a one-year credit facility with Bank of Beijing to borrow up to RMB3.0 million, RMB4.0 million and RMB3.0 million, respectively. In August 2020, Ronglian Yitong obtained unsecured short-term bank borrowings in the amount of RMB10.0 million from Bank of Beijing. Such bank borrowings from Bank of Beijing were paid off in full in 2021. In December 2021, we obtained secured bank loans of RMB5.5 million (US$0.9 million) from the business acquisition of Zhuge, which were secured by the founder of Zhuge. As of December 31, 2021, we had short-term bank borrowings of RMB5.5 million (US$0.9 million), which will be mature at various dates within one year with no renewal terms. As of the date of this annual report, such short-term bank borrowings have been repaid in full.

As of December 31, 2021, 52.8% of our cash and cash equivalents were held in China, and 29.5% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the affiliated entities, we do not have direct access to the cash and cash equivalents or future earnings of the affiliated entities. However, a portion of the cash balances of the affiliated entities will be paid to us pursuant to our contractual arrangements with the affiliated entities. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure.”

We believe that our existing cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.”

The following table sets forth a summary of our cash flows for the years indicated.

	Year Ended December 31,
	2019	2020	2021
	Restated	Restated
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(161,581)	(216,521)	(238,079)	(37,359)
Net cash used in investing activities	(85,389)	(95,800)	(1,814,560)	(284,746)
Net cash provided by financing activities	325,410	457,641	2,444,749	383,635
Effect of foreign currency exchange rate changes on cash	(2,243)	(10,719)	(36,235)	(5,686)
Net increase in cash and restricted cash	76,197	134,601	355,875	55,844
Cash and restricted cash at the beginning of the year	90,204	166,401	301,002	47,234
Cash and restricted cash at the end of the year	166,401	301,002	656,877	103,078

Operating activities

Net cash used in operating activities was RMB238.1 million (US$37.4 million) in 2021, primarily due to net loss of RMB904.5 million (US$141.9 million), adjusted primarily by (1) non-cash items including share-based compensation of RMB277.6 million (US$43.6 million), impairment of goodwill of RMB149.1 million (US$23.4 million), change in fair value of other equity investments of RMB47.2 million (US$7.4 million), and change in fair value of warrant liabilities of RMB29.0 million (US$4.6 million), (2) changes in working capital that negatively affected operating cash flow, including an increase in prepayments and other current assets of RMB15.5 million (US$2.4 million) primarily in relation to advances to mobile network operators for telecommunications resources, and (3) changes in working capital that positively affected operating cash flow, including an increase in contract liabilities of RMB95.0 million (US$14.9 million) primarily as a result of the increase in cash received from customers, an increase in accrued expenses and other current liabilities of RMB59.3 million (US$9.3 million) primarily relating to the fee recoupment by the depositary bank and receipt of individual option exercise payments, a decrease in accounts receivable from third parties of RMB34.3 million (US$5.4 million) primarily due to the increase in collections from customers, and an increase in accounts payable of RMB28.2 million (US$4.4 million).

Net cash used in operating activities was RMB216.5 million in 2020, primarily due to net loss of RMB425.2 million, adjusted primarily by (1) non-cash items including share-based compensation of RMB134.3 million, change in fair value of warrant liabilities of RMB61.5 million, allowance for doubtful accounts of RMB34.1 million, and change in fair value of other equity investments of RMB11.6 million, (2) changes in working capital that negatively affected operating cash flow, including an increase in accounts receivable from third parties of RMB52.9 million primarily resulting from our business growth, an increase in prepayments and other current assets of RMB23.5 million primarily in relation to advances to mobile network operators for telecommunications resources, and an increase in contract assets of RMB8.5 million, and (3) changes in working capital that positively affected operating cash flow, including an increase in contract liabilities of RMB55.6 million primarily as a result of the increase in cash received from customers, and an increase in accrued expenses and other current liabilities of RMB16.5 million.

Net cash used in operating activities was RMB161.6 million in 2019, primarily due to net loss of RMB233.5 million, adjusted primarily by (1) non-cash items including share-based compensation of RMB27.2 million, depreciation and amortization of RMB8.8 million, and allowance for doubtful accounts of RMB2.8 million, (2) changes in working capital that negatively affected operating cash flow, including an increase in accounts receivable from third parties of RMB62.2 million, which was generally in line with our business growth, and (3) changes in working capital that positively affected operating cash flow, including an increase in accounts payable of RMB36.8 million primarily resulting from our increased costs of telecommunications resources in line with our business growth, an increase in contract liabilities of RMB36.1 million primarily as a result of the increase in cash received from customers, and an increase in accrued expenses and other current liabilities of RMB18.5 million.

Investing activities

Net cash used in investing activities was RMB1,814.6 million (US$284.7 million) in 2021, primarily due to cash paid for term deposits of RMB3,375.9 million (US$529.8 million), cash paid for business combination of RMB203.1 million (US$31.9 million), cash paid for purchase of short-term investments of RMB127.5 million (US$20.0 million), cash paid for purchase of equity method investments of RMB21.9 million (US$3.4 million) and cash paid for purchase of other equity investments of RMB20.0 million (US$3.1 million), partially offset by cash received from maturity of term deposits of RMB1,926.4 million (US$302.3 million) and cash received from consolidation of subsidiaries of RMB10.9 million (US$1.7 million).

Net cash used in investing activities was RMB95.8 million in 2020, primarily due to cash paid for term deposits of RMB160.3 million, partially offset by cash received from maturity of term deposits of RMB69.8 million.

Net cash used in investing activities was RMB85.4 million in 2019, primarily due to cash paid for term deposits of RMB69.8 million and cash paid for purchase of short-term investments of RMB34.0 million, partially offset by cash received from sale of short-term investments of RMB34.6 million.

Financing activities

Net cash used in financing activities was RMB2,444.7 million (US$383.6 million) in 2021, primarily due to proceeds from our initial public offering of RMB2,195.8 million (US$344.6 million), subscription amounts received for Series C and E redeemable convertible preferred shares of RMB336.2 million (US$52.8 million) and proceeds from the exercise of Series F warrant of RMB219.7 million (US$34.5 million), partially offset by the payables to a shareholder of the VIE of RMB230.1 million (US$36.1 million) and repurchase of treasury shares of RMB68.9 million (US$10.8 million).

Net cash provided by financing activities was RMB457.6 million in 2020, primarily due to proceeds from issuance of Series F redeemable convertible preferred shares of RMB598.7 million and proceeds from short-term bank borrowings of RMB20.0 million, partially offset by repayment for long-term borrowing of RMB106.1 million, repayment for short-term bank borrowings of RMB26.8 million and cash paid to acquire subsidiaries’ equity interests held by non-controlling shareholders of RMB16.1 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment such as computer, software and office equipment and purchase of intangible assets including software copyrights and telecommunication business licenses. Our capital expenditures were RMB11.4 million, RMB6.1 million and RMB8.7 million (US$1.4 million) in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance.

Holding Company Structure

We conduct our operations primarily through our subsidiaries and the affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by the affiliated entities. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the MOF, or PRC GAAP. Under PRC law, each of our PRC subsidiaries and the affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC GAAP to enterprise expansion funds as well as staff bonus and welfare funds at its discretion, and the affiliated entities may allocate a portion of their after-tax profits based on PRC GAAP to a discretionary surplus fund at their discretion. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserve funds are not distributable as cash dividends.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to the affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may affect our ability to capitalize or otherwise fund our PRC operations.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the affiliated entities in China when needed.

Financial Information Related to the VIE

The following tables present the consolidating schedule of financial information relating to Cloopen Group Holding Limited, or the Parent, consolidated affiliated entities and non-VIE consolidated entities as of and for the years ended December 31, 2019, 2020 and 2021.

Selected consolidated statements of comprehensive loss data

	Year ended December 31, 2019
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	583,463	68,070	(58,735)	592,798
Cost of revenues	—	(391,865)	(44,081)	57,916	(378,030)
Gross profit	—	191,598	23,989	(819)	214,768
Operating expenses	(39,989)	(402,721)	(3,654)	819	(445,545)
Operating loss	(39,989)	(211,123)	20,335	—	(230,777)
Loss before income taxes	(39,989)	(217,061)	10,570	13,570	(232,910)
Net loss	(39,989)	(217,609)	10,570	13,569	(233,459)

	Year ended December 31, 2020
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	699,218	198,289	(174,054)	723,453
Cost of revenues	—	(481,800)	(71,298)	74,980	(478,118)
Gross profit	—	217,418	126,991	(99,074)	245,335
Operating expenses	(120,816)	(450,107)	(147,662)	102,627	(615,958)
Operating loss	(120,816)	(232,689)	(20,671)	3,553	(370,623)
Loss before income taxes	(181,267)	(226,543)	(19,807)	3,507	(424,110)
Net loss	(181,267)	(227,670)	(19,806)	3,506	(425,237)

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	639,139	156,521	(42,972)	752,688
Cost of revenues	—	(427,786)	(72,085)	19,116	(480,755)
Gross profit	—	211,353	84,436	(23,856)	271,933
Operating expenses	(280,773)	(819,753)	(122,756)	39,799	(1,183,483)
Operating loss	(280,773)	(608,400)	(38,320)	15,943	(911,550)
Loss before income taxes	(280,773)	(692,550)	(12,371)	92,363	(893,331)
Net loss	(280,773)	(699,152)	(16,905)	92,379	(904,451)

Selected consolidated balance sheets data

	As of December 31, 2019
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	370	463,218	542,441	(490,130)	515,899
Total non-current assets	159,658	53,132	11,569	(164,818)	59,541
Total assets	160,028	516,350	554,010	(654,948)	575,440
Total current liabilities	3	978,518	101,898	(743,184)	337,235
Total non-current liabilities	4,709	96,449	—	8,008	109,166
Total liabilities	4,712	1,074,967	101,898	(735,176)	446,401
Total mezzanine equity	1,424,129	—	—	—	1,424,129
Total shareholders’ deficit attributable to Cloopen Group Holding Limited	(1,268,813)	(530,973)	450,745	80,228	(1,268,813)
Non‑controlling interests	—	(27,644)	1,367	—	(26,277)
Total liabilities, mezzanine equity and shareholders’ deficit	160,028	516,350	554,010	(654,948)	575,440

	As of December 31, 2020
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	161,852	376,751	903,024	(644,626)	797,001
Total non-current assets	305,094	65,000	9,380	(309,653)	69,821
Total assets	466,946	441,751	912,404	(954,279)	866,822
Total current liabilities	273,738	1,249,590	129,515	(981,933)	670,910
Total non-current liabilities	9,644	185	—	6	9,835
Total liabilities	283,382	1,249,775	129,515	(981,927)	680,745
Total mezzanine equity	2,789,401	—	—	—	2,789,401
Total shareholders’ deficit attributable to Cloopen Group Holding Limited	(2,605,837)	(804,670)	777,022	27,648	(2,605,837)
Non‑controlling interests	—	(3,354)	5,867	—	2,513
Total liabilities, mezzanine equity and shareholders’ deficit	466,946	441,751	912,404	(954,279)	866,822

	As of December 31, 2021
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	1,512,815	776,119	2,287,193	(1,865,062)	2,711,065
Total non-current assets	850,554	312,531	1,350	(849,261)	315,174
Total assets	2,363,369	1,088,650	2,288,543	(2,714,323)	3,026,239
Total current liabilities	57,033	1,977,013	1,215,603	(2,548,902)	700,747
Total non-current liabilities	—	14,883	2,004	3,334	20,221
Total liabilities	57,033	1,991,896	1,217,607	(2,545,568)	720,968
Total mezzanine equity	—	—	—	—	—
Total shareholders’ deficit attributable to Cloopen Group Holding Limited	2,306,336	(902,181)	1,070,936	(168,755)	2,306,336
Non‑controlling interests	—	(1,065)	—	—	(1,065)
Total liabilities, mezzanine equity and shareholders’ deficit	2,363,369	1,088,650	2,288,543	(2,714,323)	3,026,239

Selected consolidated statements of cash flows data

	Year ended December 31, 2019
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(3,038)	(30,655)	(134,662)	6,774	(161,581)
Net cash used in investing activities	(218,538)	(14,055)	—	147,204	(85,389)
Net cash provided by financing activities	215,232	113,045	221,477	(224,344)	325,410

	Year ended December 31, 2020
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(1,574)	(20,582)	(315,020)	120,655	(216,521)
Net cash used in investing activities	(598,404)	(32,260)	—	534,864	(95,800)
Net cash provided by financing activities	602,202	(6,838)	438,749	(576,472)	457,641

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(13,099)	(174,049)	(644,927)	593,998	(238,077)
Net cash used in investing activities	(1,397,584)	(275,719)	(267,779)	126,520	(1,814,562)
Net cash provided by financing activities	2,685,674	579,690	1,371,923	(2,192,537)	2,444,750

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

Commitments

The following table sets forth our contractual obligations as of December 31, 2021.

			Year Ending December 31,
	Total		2022	2023	2024
	RMB	US$	RMB	RMB	RMB
	(in thousands)
Operating lease commitments*	38,684	6,070	26,263	9,615	2,806

* Represents minimum payments under non-cancelable operating lease agreements related to offices and facilities.

Save as disclosed above, we did not have any significant capital or other commitments, long term obligations or guarantees as of December 31, 2021.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development” and “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trend, uncertainty, demand, commitment or event for the year of 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

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

Revenue recognition

We account for our revenue contracts in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC 606). According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We generate substantially all of our revenues from the following services and products:

1)
CPaaS, which allows customers to send text messages and place voice calls using our cloud-based platform;
2)
Cloud-based CC, with which customers can operate their virtual contact centers and access related value-added services using our cloud-based platform; and
3)
Cloud-based UC&C, where we create customized communications software on customers' private clouds to meet their specific needs and deliver the software licenses to customers.

We recognize revenue upon the transfer of control of promised products or services provided to our customers, in the amount of consideration we expect to receive for those products or services (excluding sales taxes collected on behalf of government authorities). Our revenue contracts generally do not include a right of return in relation to the delivered products or services.

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

We also provide services as an agent in provision of CPaaS platforms to customers. We have identified one performance obligation and recognized the revenues, on a monthly basis, at the amount equal to the difference between the amount charged to the customers and the amount charged by telecommunication operators.

The service contracts are generally with a length between three and 12 months and renewable at the latest fee rates of the renewed contract services on the contract renewal date. The option of renewal does not provide the customer with a material right that it otherwise could not obtain without entering into that contract, therefore the renewal option was not recognized as a separate performance obligation in the contract. The service contracts do not grant us or customers a unilateral right to terminate the contracts before completion.

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

The service contracts are generally with a length between three and 12 months and renewable at the latest fee rates of the renewed contract services on the contract renewal date. The option of renewal does not provide customers with a material right that it otherwise could not obtain without entering into that contract, therefore the renewal option was not recognized as a separate performance obligation in the contract. The service contracts do not grant us or customers a unilateral right to terminate the contracts before completion.

We also offer customized cloud-based CC solutions to customers with tailored functionalities and interfacing capabilities suitable to their complicated IT environment. We have identified that the nature of our overall promise to customers as the provision of an appropriately customized and interfaced software solution comprising the customized CC license and other highly interdependent and interrelated services, and have accounted for the promise as one combined performance obligation. We apply an iterative process to design, test and implement the software in customers’ IT environment and recognizes revenue for this performance obligation over a period of time during which the control of the customized cloud-based CC solution is progressively transferred to the customers. We use an input method to estimate progress, based on the proportion of the labor hours incurred relative to the estimated total labor hours. We also offer standard or non-complex cloud-based CC solutions to customers, and have identified one performance obligation in the agreement and recognized revenue upon delivery of standard software. Our cloud-based CC contracts generally include a standard assurance-type warranty.

Cloud-based UC&C revenues

We offer customized cloud-based UC&C solutions to customers with tailored functionalities and interfacing capabilities suitable to their complicated IT environment. We have identified that the nature of our overall promise to customers as the provision of an appropriately customized and interfaced software solution comprising the customized UC&C license and other highly interdependent and interrelated services, and have accounted for the promise as one combined performance obligation. We apply an iterative process to design, test and implement the software in customers’ IT environment and recognize revenue for this performance obligation over a period of time during which the control of the customized UC&C solution is progressively transferred to the customers. We use an input method to estimate progress, based on the proportion of the labor hours incurred relative to the estimated total labor hours. We also offer standard or non-complex cloud-based UC&C solutions to customers, and have identified one performance obligation in the agreement and recognized revenue upon delivery of standard software. Our cloud-based UC&C contracts generally include a standard assurance-type warranty.

Share-based compensation

Share-based awards granted to the founders and employees in the form of restricted shares are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded-vesting schedules over the requisite service period for each separately vesting portion (or tranche) of the award. We elect to recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

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

In January 2017, we adopted the 2016 Plan. Under the 2016 Plan, we granted 2,750,000, 7,700,228 and 5,355,499 share options to our directors, officers and employees for 2019, 2020 and 2021, respectively. In January 2021, we adopted the 2021 Plan, under which restricted share units to purchase 5,898,500 Class A ordinary shares have been granted as of the date of this annual report. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans” for more information in respect of the key terms of the 2016 Plan and the 2021 Plan and the outstanding options granted under such plans as of the date of this annual report. Further, in connection with the acquisition of EliteCRM in March 2021, we issued 2,411,177 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of EliteCRM. In addition, in connection with the acquisition of Zhuge, we issued 722,926 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of Zhuge in December 2021, and reserved up to 461,642 Class A ordinary shares for future issuance subject to certain performance targets. These restricted shares were issued under a private placement pursuant to an exemption or exclusion from the registration requirements under the Securities Act, subject to certain vesting schedule and forfeiture to the extent any share remains unvested in case of early termination of employment.

The weighted average grant date fair value of the share options granted was US$1.00, US$2.24, US$6.19 for 2019, 2020 and 2021, respectively. The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	Year Ended December 31,
	2019	2020	2021
Risk‑free rate of return(1)	1.37%-2.67%	0.61%-1.88%	1.06%-1.57%
Volatility(2)	48.21%-53.09%	48.21%-49.36%	48.76%-49.21%
Expected dividend yield(3)	0%	0%	0%
Exercise multiple(4)	2.20	2.20	2.20
Fair value of underlying ordinary share	US$1.20- US$1.30	US$1.30- US$3.12	US$1.45- US$16.70
Expiration terms(5)	10 years	10 years	10 years

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

In 2019, 2020 and 2021, we recorded share-based compensation expenses of RMB27.1 million, RMB134.2 million and RMB277.6 million (US$43.6 million) related to our share options, restricted shares, ordinary shares issued to management employees to acquire their equity interests in majority-owned subsidiaries and waiver of subscription receivable due from Mr. Changxun Sun. The following table sets forth the breakdown of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses in the years indicated.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	707	2.6	761	0.6	507	80	0.2
Research and development expenses	671	2.5	909	0.7	18,564	2,913	6.7
Selling and marketing expenses	5,547	20.4	3,467	2.6	21,150	3,319	7.6
General and administrative expenses	20,226	74.5	129,126	96.2	237,395	37,252	85.5
Total	27,151	100.0	134,263	100.0	277,616	43,564	100.0

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2(kk) to our consolidated financial statements included elsewhere in this annual report.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong Special Administrative Region profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate at 8.25%, whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2019, 2020 and 2021.

Japan

Our Japan subsidiary, Cloopen Japan Co., Ltd., is subject to Japanese corporation tax (including national corporation tax, local enterprise tax and other income-based taxes) on its worldwide income. The statutory effective tax rate is approximately 30% to 34%, depending on the size of the company.

Dividends paid by a Japanese company are generally subject to Japanese withholding tax. If the Japanese company paying dividends is a non-listed company and the payee is a non-resident of Japan, the rate of such withholding tax is 20.42% under Japanese tax law. We enjoy preferential withholding tax rate of 10% under Japan-China tax treaty.

PRC

Our PRC subsidiaries and affiliated entities are subject to the EIT Law and are taxed at the statutory income tax rate of 25%, unless otherwise specified. Certain of the affiliated entities were recognized as HNTEs and were entitled to a preferential enterprise income tax rate of 15%. The HNTE status is subject to annual evaluation and a requirement that relevant entities re-apply for HNTE status every three years.

Our PRC subsidiaries and affiliated entities are subject to value added tax, or VAT. Revenues from providing cloud communication services and communication devices sales are generally subject to VAT at the rate of 6% and 13% since April 1, 2019, or 6% and 16% between May 1, 2018 and April 1, 2019, or 6% and 17% before May 1, 2018, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

The EIT law imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise, or FIE, to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a beneficial owner of the dividend from PRC tax perspective. We did not record any dividend withholding tax, as our PRC subsidiaries and affiliated entities have no retained earnings in any of the periods presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC enterprise is located.” Based on a review of surrounding facts and circumstances, we believe that our operations outside the PRC will unlikely be considered a “resident enterprise” for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Subsequent to December 31, 2021, we experienced certain changes in our board composition. In May 2022, each of Mr. Ching Chiu and Mr. Yunhao Liu resigned as an independent director of our company. In the meantime, Mr. Adam J. Zhao and Mr. Tim Yimin Liu agreed to be and were appointed as successor independent directors to serve on our board. In November 2023, each of Mr. Changxun Sun, Mr. Yipeng Li, Mr. Xiegang Xiong, Mr. Kui Zhou and Mr. Qingsheng Zheng resigned as a director of our company, and Mr. Pengfei Yuan, Mr. Ye Yuan, Mr. Lei Du, Mr. Yuanqi Wang, Mr. Ming Zhao and Mr. Zi Yang agreed to be and were appointed as new directors to serve on our board.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Changxun Sun	48	Chief executive officer
Yipeng Li	47	Chief financial officer
Xiegang Xiong	54	Chief product officer and chief technology officer
Cheng Luo	41	Chairman of the board and chief executive officer assistant
Pengfei Yuan	41	Director and financial director
Ye Yuan	42	Director
Lei Du	37	Director
Yuanqi Wang	31	Director
Ming Zhao	49	Director
Zi Yang	39	Director
Adam J. Zhao	56	Independent director
Tim Yimin Liu	48	Independent director
Ziguang Gao	42	Independent director

Changxun Sun is our founder and has served as our chief executive officer since our inception. Mr. Sun served as our chairman of board of directors from our inception to November 2023. Prior to founding our company, Mr. Sun served as the chief engineer and vice president of research and development of Beijing Hisunsray Information Technology Co., Ltd. from August 2000 to August 2013. From July 1998 to August 2000, Mr. Sun served as a software engineer at the research and development center of PCI-Suntek Technology Co. Ltd. (SHEX: 600728). Mr. Sun received his bachelor’s degree in mathematics from Huazhong University of Science and Technology in 1998, and an MBA from Tsinghua University in 2009.

Yipeng Li has served as our chief financial officer since May 2020. Mr. Li served as our director from February 2021 to November 2023. Mr. Li has also served as an independent director and chairman of audit committee of the board of Lizhi Inc. (Nasdaq: LIZI) since January 2020. Prior to joining us, Mr. Li served as the chief financial officer of Sunlands Technology Group (NYSE: STG) from September 2017 to April 2020. Mr. Li served as the chief financial officer of Alibaba Health Information Technology Limited (HKEx: 241), a subsidiary of Alibaba Group, from September 2015 to September 2017. Prior to that, he was the chief financial officer at Jiuxian.com, a leading online platform for alcohol offerings from March 2015 to

August 2015. From June 2010 to February 2015, Mr. Li served as the vice president of iQIYI, Inc. (Nasdaq: IQ), in charge of its financial and legal department. Mr. Li received his bachelor’s degree in accounting from Simon Fraser University in 2002. Mr. Li is a member of Chinese Institution of Certified Public Accountants.

Xiegang Xiong has served as our chief product officer since November 2018 and our chief technology officer since May 2020. Mr. Xiong served as our director since February 2021 to November 2023. Prior to joining us, Mr. Xiong served as the chief technology officer of Avaya Greater China from April 2012 to October 2018. From May 2000 to March 2012, Mr. Xiong served as a product director at the UC&C product department of Cisco China. From April 1999 to April 2000, Mr. Xiong served as a system engineer manager of Lucent Technologies, Inc. Mr. Xiong received his bachelor’s degree in exploration engineering from Chengdu University of Technology in July 1992, and his master’s degree in exploration engineering from China University of Geosciences in July 1995.

Cheng Luo has served as our director since February 2021 and our chairman of the board of directors since November 2023. Mr. Luo has served as our chief executive officer assistant since June 2015. Prior to joining us, Mr. Luo served various positions at Jinluo Group, Linksus Digiwork, Attention Communication Group and ZenithOptimedia, focusing on brand and public relations management. Mr. Luo received his bachelor’s degree in law from Peking University in June 2004.

Pengfei Yuan has served as our financial director since November 2014 and as our director since November 2023. Prior to joining us, Mr. Yuan served as the financial manager at the finance department of Dongtian Fashion (Beijing) Culture Communications Co., Ltd. from December 2013 to November 2014. Mr. Yuan served as the budget director at the finance department of China Putian Information Industry Co., Ltd. from October 2011 to November 2013. Mr. Yuan also served as a senior consultant at CaseWare Software Development (Beijing) Co., Ltd. from August 2010 to September 2011, and a senior auditor at Baker Tilly China Certified Public Accountants from November 2005 to August 2010. Mr. Yuan received his bachelor’s degree in accounting from Beijing Forestry University in July 2006. Mr. Yuan is a member of Chinese Institution of Certified Public Accountants.

Ye Yuan has served as our director since November 2023. He has served as a vice president at HongShan since October 2019. Prior to joining HongShan, Mr. Yuan worked as a managing director at Zhongrong International Trust Co. Ltd. from October 2013 to October 2019. From July 2011 to October 2013, Mr. Yuan served as a vice investment director at JD Capital. Mr. Yuan received his master’s degree in financial economics from Erasmus Universiteit Rotterdam in the Netherlands in 2008.

Lei Du has served as our director since November 2023. He has served as a vice president at HongShan since April 2016. Prior to joining HongShan, Mr. Du worked as a Director at Kunwu Jiuding Investment Holdings Co., Ltd. from February 2012 to March 2016. Before that, Mr. Du served as a staff accountant at Ernst &Young from December 2009 to June 2011 and a president assistant at Xueda Education Group from June 2011 to February 2012. Mr. Du received his bachelor’s degree in accounting from Peking University in July 2009.

Yuanqi Wang has served as our director since November 2023. He has served as a director of cross-border operations of Hunan Hisun Mobile Pay IT Limited since March 2023. From December 2021 to February 2023, Mr. Wang served as a product manager of Beijing Hisunsray Information Technology Co., Ltd. Prior to that, Mr. Wang served as a research and development specialist at Houghton Street Media Co., Ltd. from March to November 2021. From July 2018 to March 2021, Mr. Wang served as an investment associate at JIC Huawen Investment Limited. Mr. Wang received his bachelor’s degree in economics from Peking University in July 2015, and his master’s degree in management from Tsinghua University in July 2018.

Ming Zhao has served as our director since November 2023. He has served in various positions at Hi Sun Advanced Business Solutions (BJ) Ltd. since January 2003, with his current role as the chairman of the board of directors. Prior to that, Mr. Zhao served as a branch general manager at the Shenzhen Branch of Aude Computer Systems Co., Ltd. from June 2000 to January 2003. Mr. Zhao also served as an independent director of China Science Publishing & Media Ltd. (SHEX: 601858) from February 2018 to February 2023. Mr. Zhao received his bachelor’s degree in engineering from Anhui University in July 2000, master’s degree in management science and engineering from Chinese Academy of Science in July 2012, and doctorate degree in management science and engineering from Chinese Academy of Science in July 2016.

Zi Yang has served as our director since November 2023. He has served as a legal counsel of Trustbridge Partners since March 2018. Prior to joining Trustbridge, Mr. Yang served as a senior associate of Fangda Partners from August 2014 to March 2018. From June 2013 to August 2014, Mr. Yang served as an in-house legal counsel of Green Woods Assets. Mr. Yang also served as a lawyer of JunHe Law Offices from September 2011 to June 2013. Mr. Yang served as our director from July 2019 to

February 2021. Mr. Yang received his bachelor’s degree in law in 2008 and master’s degree in law in 2011 from East China University of Political Science and Law, and his LL.M from University of Wisconsin-Madison in 2010.

Adam J. Zhao has served as our independent director since May 2022. Mr. Zhao served as the chief financial officer and board secretary of PapayaMobile from January 2015 to February 2021. Prior to joining PapayaMobile, Mr. Zhao served as the chief financial officer and board secretary of Country Style Cooking Restaurant Chain Co., Ltd., a prior NYSE-listed company, from January 2012 to November 2014. Prior to that, Mr. Zhao served as a vice president of Ninetowns Internet Technology Group Company Limited, a prior Nasdaq-listed company, from August 2007 to December 2011. From 2004 to 2007, Mr. Zhao was the chief financial officer of Digital Media Group, which was acquired by VisionChina Media Inc., a prior Nasdaq-listed company. Mr. Zhao’s earlier experiences included portfolio management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao also served as an independent director of Jumei International Holding Limited, a prior NYSE-listed company, from 2015 to 2020, and an independent director of eLong, Inc, a prior Nasdaq-listed company, from 2015 to 2018. Mr. Zhao received his bachelor’s degree in economics from Beijing International Studies University in 1989 and his MBA from University of Illinois at Chicago in 2003.

Tim Yimin Liu has served as our independent director since May 2022. Mr. Liu has served as a partner at Global Law Office since July 2020. Before joining Global Law Office, Mr. Liu served as a partner of Beijing DHH Law Firm from May 2018 to June 2020. From September 2013 to May 2018, Mr. Liu served as an in-house legal counsel of the China subsidiary of Accenture plc (NYSE: ACN). Mr. Liu worked with Morrison & Foerster, Clifford Chance, Nixon Peabody and Mori Hamada & Matsumoto in his early years of legal practice. Mr. Liu received his bachelor’s degree in English Language and Literature from Sichuan International Studies University in 1999. Mr. Liu received his LL.B. degree in Chinese laws from Tsinghua University in 2002, his LL.M. degree in corporate laws from New York University School of Law in 2007. Mr. Liu went to Cheung Kong Graduate School of Business for MBA in Finance program in 2011.

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

B. Compensation

Compensation of Directors and Executive Officers

For 2021, the aggregate cash compensation to directors and executive officers was approximately RMB7.5 million (US$1.2 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance, as well as housing fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and officers, See “— Share Incentive Plans.”

Share Incentive Plans

2016 share incentive plan

In January 2017, our board of directors approved and adopted the 2016 share incentive plan, or the 2016 Plan. The 2016 Plan is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through the awards.

The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 26,385,975 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which

•
options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised on January 25, 2021, which may be repurchased by our company in case of termination of employment;
•
options to purchase 3,645,942 Class A ordinary shares granted to certain employees were subsequently exercised; and
•
options to purchase 3,900,131 Class A ordinary shares are still outstanding, with exercise prices ranging from US$0.147 to US$0.38 per share.

The 18,839,902 Class A ordinary shares issued upon exercise of the options on January 25, 2021 include options granted to certain management members to purchase 6,410,750 Class A ordinary shares, and are subject to restrictions on transfer during their respective original vesting periods and may be repurchased by our company at the original exercise price to the extent any remains unvested in case of termination of employment.

As of the date of this annual report, among 18,839,902 Class A ordinary shares issued upon exercise of the options, (1) 326,944 Class A ordinary shares are still subject to restrictions and will remain in effect subject to the original vesting schedule, and (2) all the remaining 18,512,958 Class A ordinary shares have become unrestricted under their respective original vesting schedules as of the date of this annual report.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2016 Plan, See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates — Share-based compensation.”

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

As of the date of this annual report, restricted share units to purchase an aggregate of 4,433,619 Class A ordinary shares are granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 4,242,963 Class A ordinary shares are still outstanding.

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

The following table summarizes, as of the date of this annual report, the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Class A Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration(1)
Changxun Sun	—	—	—	—	—
Yipeng Li	—	—	—	—	—
Xiegang Xiong	*	0.38	*	November 30, 2022, January 29, 2024	Janurary 29, 2034
Cheng Luo	—	—	—	—	—
Kui Zhou(2)	—	—	—	—	—
Qingsheng Zheng(3)	—	—	—	—	—
Pengfei Yuan	—	—	—	—	—
Ye Yuan	—	—	—	—	—
Lei Du	—	—	—	—	—
Yuanqi Wang	—	—	—	—	—
Ming Zhao	—	—	—	—	—
Zi Yang	—	—	—	—	—
Adam J. Zhao	—	—	—	—	—
Tim Yimin Liu	—	—	—	—	—
Ziguang Gao	—	—	—	—	—
All directors and executive officers as a group	1,000,000		1,000,000

* Represents less than 1% of our total outstanding shares on an as converted basis.

(1)
Not applicable to restricted share units.

(2)
Mr. Kui Zhou ceased to be our director since November 2023.
(3)
Mr. Qingsheng Zheng ceased to be our director since November 2023.

As of the date of this annual report, other grantees as a group held options to purchase an aggregate of 2,900,131 Class A ordinary shares, with exercise prices ranging from US$0.147 per share to US$0.38 per share, and restricted shares units to purchase an aggregate of 3,242,963 Class A ordinary shares.

C. Board Practices

Board of Directors

Our board of directors consists of ten directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (1) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may from time to time at their discretion exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any party thereof, and issue debentures, debenture share, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors including an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee

Our audit committee consists of Mr. Adam J. Zhao, Mr. Tim Yimin Liu and Mr. Ziguang Gao. Mr. Adam J. Zhao is the chairman of our audit committee. We have determined that each of Mr. Adam J. Zhao, Mr. Tim Yimin Liu and Mr. Ziguang Gao meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Adam J. Zhao qualifies as an “audit committee financial expert” within the meaning of the SEC rules.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•
selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;
•
reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
•
reviewing and approving proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•
discussing the annual audited financial statements with management and our independent registered public accounting firm;
•
reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
•
annually reviewing and reassessing the adequacy of our audit committee charter;
•
meeting separately and periodically with management and our independent registered public accounting firms;
•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and reporting regularly to the board of directors.

Compensation committee

Our compensation committee consists of Mr. Cheng Luo, Mr. Ye Yuan and Mr. Adam J. Zhao. Mr. Cheng Luo is the chairman of our compensation committee.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•
reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•
reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•
reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and
•
selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Mr. Cheng Luo, Mr. Adam J. Zhao and Mr. Tim Yimin Liu. Mr. Cheng Luo is the chairman of our nominating and corporate governance committee.

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

•
identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;
•
reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
•
selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
•
developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
•
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

•
convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•
declaring dividends and distributions;
•
appointing officers and determining the term of office of officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company; and
•
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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information. Each executive officer has also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Each executive officer has agreed that, during his or her term of employment and for a period of two years after terminating employment with us, such executive officer will not, without our prior written consent, (1) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (3) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

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

D. Employees

As of December 31, 2021, we had a total of 1,424 employees. The following table sets forth the breakdown of our employees as of December 31, 2021 by function.

	Number of
Function	Employees	% of Total
Research and development	538	37.8%
Sales and marketing	462	32.4%
Project execution	272	19.1%
General administration	152	10.7%
Total	1,424	100.0%

* Includes the employees of EliteCRM, which we acquired in March 2021, and excludes the employees of Zhuge, which we acquired in December 2021.

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of the date of this annual report, for:

•
each of our directors and executive officers; and
•
each person known to us to beneficially own 5% or more of our ordinary shares.

The percentage of beneficial ownership in the table below is calculated based on 333,957,986 ordinary shares, comprising 308,308,147 Class A ordinary shares (excluding treasury shares) and 25,649,839 Class B ordinary shares outstanding as of the date of this annual report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

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

			Total	% of total
			ordinary	ordinary
			shares on	shares on	% of
	Class A	Class B	an as-	an as-	aggregate
	ordinary	ordinary	converted	converted	voting
	shares	shares	basis	basis††	power†††
Directors and Executive Officers†
Changxun Sun(1)	2,000,000	25,649,839	27,649,839	8.28	45.77
Yipeng Li(2)	*	—	*	*	*
Xiegang Xiong(2)	*	—	*	*	*
Cheng Luo(2)	*	—	*	*	*
Kui Zhou(3)	—	—	—	—	—
Qingsheng Zheng(4)	—	—	—	—	—
Pengfei Yuan	—	—	—	—	—
Ye Yuan	—	—	—	—	—
Lei Du	—	—	—	—	—
Yuanqi Wang	—	—	—	—	—
Ming Zhao	—	—	—	—	—
Zi Yang	—	—	—	—	—
Adam J. Zhao	*	—	*	*	*
Tim Yimin Liu	—	—	—	—	—
Ziguang Gao	*	—	*	*	*
All directors and executive officers as a group	7,644,978	25,649,839	33,294,817	9.94	46.68
Principal Shareholders:
Main Access Limited(5)	55,677,341	—	55,677,341	16.67	9.86
HSG CV IV Holdco, Ltd and Max Honest Limited(6)	53,580,097	—	53,580,097	16.04	9.49
Trustbridge Partners V, L.P.(7)	38,474,611	—	38,474,611	11.52	6.81
Cloopen Co., Ltd.	—	25,649,839	25,649,839	7.68	45.41

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

(1)
Represents (1) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company ultimately wholly-owned by The TWELVE Trust, a trust established for the benefit of Mr. Changxun Sun and his family, and (2) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under our share incentive plans issued due to exercise of options under the 2016 Plan. The registered address of Cloopen Co., Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Flawless Success Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(2)
Represents Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under our share incentive plans. The registered address of Flawless Success Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)
Excludes shares held by Max Honest Limited. See footnote (5). Mr. Kui Zhou ceased to be our director since November 2023.
(4)
Mr. Qingsheng Zheng ceased to be our director since November 2023.

(5)
Represents 55,677,341 Class A ordinary shares held by Main Access Limited, a company incorporated in British Virgin Islands, as reported in the Schedule 13G filed with the SEC on February 9, 2022. Main Access Limited is a wholly-owned subsidiary of Turbo Speed Technology Limited, which is a wholly-owned subsidiary of Success Bridge Limited, which is a wholly-owned subsidiary of Hi Sun Technology (China) Limited, a company listed on The Stock Exchange of Hong Kong Limited (Stock Code: 818). There is no ultimate controlling person of Main Access limited. Turbo Speed Technology Limited, Success Bridge Limited and Hi Sun Technology (China) Limited disclaim beneficial ownership of the securities other than to the extent of any pecuniary interest they may have therein. The registered office of Main Access Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(6)
Represents (1) 27,528,456 Class A ordinary shares held by HSG CV IV Holdco, Ltd., a company incorporated in Cayman Islands with limited liability, and (2) 26,051,641 Class A ordinary shares held by Max Honest Limited, as reported in the Schedule 13G filed with the SEC on February 14, 2022. The sole shareholder of HSG CV IV Holdco, Ltd. is HSG CV IV Senior Holdco, Ltd. The sole shareholder of HSG CV IV Senior Holdco, Ltd. is HongShan Capital Venture Fund IV, L.P., the general partner of which is HSG Venture IV Management, L.P., whose general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of HSG CV IV Holdco, Ltd. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The sole shareholder of Max Honest Limited is Beijing HongShan Mingde Equity Investment Center Company (L.P.), or, Mingde, whose general partner is Beijing HongShan Kunde Investment Management Center Limited Partnership, or Kunde. The general partner of Kunde is Shanghai Huanyuan Investment Management Limited, or Huanyuan. Huanyuan is wholly owned by Mr. Kui Zhou and Ms. Xin Fu. The investment committee of Mingde, which includes Mr. Neil Nanpeng Shen and Mr. Kui Zhou, manages the decisions taken by Mingde to vote or to direct a vote, or to dispose, or direct the disposition of, the shares held by Mingde. As the management power is vested in the investment committee of which Mr. Neil Nanpeng Shen and Mr. Kui Zhou are members, Mr. Shen and Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Mingde. The registered office of Max Honest Limited is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(7)
Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P., as reported in the Schedule 13G/A filed with the SEC on February 5, 2024. Trustbridge Partners V, L.P. is a Cayman registered private equity fund. TB Alternative Assets Ltd acts as the investment advisor of the investment manager of Trustbridge Partners V L.P. The registered office of Trustbridge Partners V, L.P. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of the date of this annual report, a total of 125,833,398 Class A ordinary shares are held by one record holder in the United States, which was the Bank of New York Mellon, the depositary of the ADSs, representing approximately 37.68% of our total outstanding shares. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Related Parties

Transactions with certain managements

In June 2016, Mr. Changxun Sun entered into a loan agreement with us to obtain an interest-free loan of approximately US$6.4 million for the subscription of 27,862,642 ordinary shares. In February 2017, we repurchased 10,879,664 ordinary shares, which reduced the amount of such loan to US$3.7 million. Mr. Changxun Sun had repaid approximately US$1,698, and our shareholders resolved on November 3, 2020 to waive the remaining approximately US$3,672,678 in recognition of his past performance and contribution to our company.

We leased an office space for one of the affiliated entities through Beijing Puhui Sizhong Technology Limited Company, a company controlled by Mr. Changxun Sun, as a result of which, we paid rental expenses of RMB0.1 million, RMB0.2 million and nil to this company in 2019, 2020 and 2021, respectively.

In 2019, 2020 and 2021, we provided certain interest-free loans of nil, RMB2.6 million and nil, respectively, to three management members of our company, including Mr. Changxun Sun, and collected interest-free loans of RMB0.3 million, RMB4.2 million and RMB0.9 million (US$0.1 million), respectively. As of December 31, 2019, 2020 and 2021, the amount due from such management members were RMB2.5 million, RMB0.9 million and nil, respectively. We received full repayment of the outstanding amount in cash in January 2021.

Transitions with entities affiliated with a principal shareholder

We provided cloud-based UC&C solutions to subsidiaries of Hi Sun Technology (China) Limited, or Hi Sun Technology, an entity affiliated with Main Access Limited, which is one of our principal shareholders. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” We generated revenues of RMB38.3 million, RMB30.4 million and RMB5.2 million (US$0.8 million) in 2019, 2020 and 2021, respectively. The amounts due from Hi Sun Technology, which were recorded under accounts receivable – related parties, net, were RMB10.1 million, RMB12.1 million and nil as of December 31, 2019, 2020 and 2021, respectively. Deposits paid by us for performance guarantee were RMB3.9 million, RMB3.9 million and nil as of December 31, 2019, 2020 and 2021, respectively.

We also engaged subsidiaries of Hi Sun Technology for outsourcing services in relation to project development, and recognized cost of revenues of RMB7.1 million, RMB0.4 million and nil in 2019, 2020 and 2021, respectively. We also engaged subsidiaries of Hi Sun Technology for outsourcing services in relation to research and development, and recognized research and development expenses of nil, RMB5.7 million and RMB2.0 million (US$0.3 million) in 2019, 2020 and 2021, respectively. The amounts due to Hi Sun Technology were RMB3.4 million, RMB3.4 million and nil as of December 31, 2019, 2020 and 2021, respectively.

Transactions with certain unconsolidated affiliates

In 2020, we provided office rental services to Beijing Jingu Shitong Technology Co., Ltd., or Beijing Jingu, an unconsolidated affiliate, and generated rental income of RMB0.3 million. In 2020, we also provided certain interest-free loans of RMB1.4 million to Beijing Jingu, which were repaid in January 2021. In addition, we recorded revenues of nil, RMB0.2 million and RMB99,000 (US$16,000) from CPaaS services to Beijing Jingu in 2019, 2020 and 2021, respectively. Amounts due from Beijing Jingu were nil, RMB38,000 and nil as of December 31, 2019, 2020 and 2021, respectively, which were recorded under accounts receivable – related parties, net.

We recorded revenues of RMB2.6 million, RMB2.3 million and RMB0.2 million (US$31,000) from CPaaS services to Beijing Lianxinzhihui Technology Co., Ltd., or Beijing Lianxinzhihui, in 2019, 2020 and 2021, respectively. Amounts due from Beijing Lianxinzhihui were nil, RMB0.3 million and RMB3,000 (US$500) as of December 31, 2019, 2020 and 2021, respectively, which were recorded under accounts receivable – related parties, net.

We recorded revenues of RMB0.9 million, RMB0.1 million and RMB0.5 million (US$83,000) from CPaaS services to Shenyang Yunrongxin Technology Co., Ltd, or Shenyang Yunrongxin, in 2019, 2020 and 2021, respectively. Amounts due from Shenyang Yunrongxin were RMB72,000, RMB40,000 and RMB0.1 million (US$16,000) as of December 31, 2019, 2020 and 2021, respectively, which were recorded under accounts receivable – related parties, net. In addition, we engaged subsidiaries of Shenyang Yunrongxin for outsourcing services in relation to project development, and recognized cost of revenues of nil, RMB1.0 million and nil in 2019, 2020 and 2021, respectively. Amounts due from Shenyang Yunrongxin were RMB0.2 million, RMB0.9 million and RMB0.7 million (US$0.1 million) as of December 31, 2019, 2020 and 2021, respectively, which were recorded under amounts due from related parties.

We recorded revenues of RMB3,000, RMB3,000 and RMB5,000 (US$800) from CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd, or Shenzhen City Yunjitong, in 2019, 2020 and 2021, respectively. Amounts due to Shenzhen City Yunjitong were RMB6,000, RMB6,000 and RMB5,000 (US$800), as of December 31, 2019, 2020 and 2021, respectively, which were received in advance for CPaaS services and were recorded under amounts due to related parties.

In November 2021, we acquired 20% of the equity interest in Shanghai Keshen Information Technology Co., Ltd, or Shanghai Keshen, and significant influence over it through board representation. Accordingly, we regarded it as one of our related parties since then. We provided cloud-based UC&C services to subsidiaries of Shanghai Keshen. Amounts due from Shanghai Keshen were RMB0.2 million (US$30,000) as of December 31, 2021, which were recorded under accounts receivable – related parties, net. We purchased project development services from Shanghai Keshen. Amounts due to Shanghai Keshen were RMB58,000 (US$9,000) as of December 31, 2021, which were recorded under amounts due to related parties.

Contractual Arrangements

See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements.”

Private Placements

See “Item 4. Information on the Company — A. History and Development of the Company.”

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

Demand registration rights. At any time or from time to time after six months following the closing of the initial public offering, holders of at least 20% of the registrable securities (including shares issued to our investors) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration statement by written notice. Other than required by the underwriter(s) in connection with our initial public offering, not more than 75% of the registrable securities requested by the holders to be included in such underwriting and registration shall be excluded by the underwriters and shall only be excluded after excluding all other equity securities from the registration and underwritten offering first and so long as the number of shares to be included on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any 12-month period. We are obligated to effect no more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”

C. Interests of Experts and Counsels

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Other Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract and labor and employment claims. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We have been, and may be in the future, party to intellectual property rights claims and other litigation matters, which are expensive to support, and if resolved adversely, could harm our business.” We are currently not a party to, and are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, results of operations and financial condition.

On April 19, 2021, we and certain of our current and former directors and officers, the underwriters in our initial public offering and our agent for service of process in the United States were named as defendants in a securities class action filed in the Supreme Court of the State of New York, New York County (captioned Sonny St. John v. Cloopen Group Holding Limited et al., Index No. 652617/2021 (N.Y. Sup. Ct. N.Y. Cnty.)). The plaintiff alleged that our registration statement on Form F-1 in connection with our initial public offering contained material misstatements and omissions in violation of the U.S. federal securities laws, including those relating to our estimates on financial results of the fourth quarter of 2020. On December 10, 2021, we and certain of our current and former directors and officers, the underwriters in our initial public offering and our agent for service of process in the United States were named as defendants in a securities class action filed in the United States District Court for the Southern District of New York (captioned Dong v. Cloopen Group Holding Limited et al., Case No. 1:21-cv-10610-JGK-RWL (S.D.N.Y.)), which also arose out of certain public disclosures made in connection with our initial public offering. On June 5, 2023, we, as well as all parties to the above-mentioned class action lawsuits, executed a binding term sheet for the settlement of both class action lawsuits. On June 6, 2023, the parties informed the courts that they had reached an agreement-in-principle to settle the claims in the class action lawsuits, and, the same day, the United States District Court for the Southern District of New York discontinued and closed the Dong action. On August 16, 2023, we entered into a stipulation of settlement with all parties to the suits reflecting the terms of the settlement. The settlement required us to pay a total of US$12.0 million in cash to the plaintiff class. We and the other defendants received full releases of claims pursuant to the terms of the settlement. On October 5, 2023, the Supreme Court of the State of New York preliminarily approved the settlement of the class action lawsuits. On January 23, 2024, the Supreme Court of the State of New York issued an order granting final approval of the settlement and dismissing the claims in the Sonny St. John action.

In addition, we issued a press release on May 3, 2022 regarding the formation of the Special Committee to investigate the employee misconduct and transaction irregularities. We also notified the SEC of the Independent Investigation by the Special Committee, and the SEC subsequently initiated an investigation. We have since cooperated with the SEC and voluntarily provided information. On February 6, 2024, we reached a settlement with the SEC regarding the employee misconduct and transaction irregularities. Under the terms of the settlement, we, without admitting or denying the findings of the SEC, consented to the entry of an order by the SEC that we shall cease and desist from committing or causing any violations and any future violations of certain federal securities laws, including Section 10(b) of the Exchange Act. In settling this matter, the SEC considered our prompt self-reporting to the SEC staff, and the substantial cooperation provided by us throughout its investigation. The SEC also considered the prompt remedial measures undertaken by us, including, among others, terminating or disciplining the people involved in the fraudulent scheme, reorganizing the departments engaged in the misconduct, strengthening our accounting controls, and recruiting new finance and accounting staff with expertise in U.S. GAAP. The SEC did not impose civil penalties against us because of our self-reporting, cooperation and remediation.

For risks and uncertainties relating to the pending class action against us, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We and certain of our directors and officers have been named as defendants in certain purported shareholder class actions, which could have a material adverse impact on our business, results of operation, financial condition, cash flows and reputation.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us or of the affiliated entities to pay cash dividend payments to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares, including those represented by the ADSs.”

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The ADSs had been listed for trading on the NYSE under the symbol “RAAS” since February 8, 2021. Effective on March 15, 2023, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS representing two Class A ordinary shares to a new ADS ratio of one ADS representing six Class A ordinary shares.

On May 17, 2023, the NYSE suspended the trading in the ADSs and commenced delisting proceedings. Following the trading suspension, the ADSs have been quoted on the OTC market in the United States under the symbol “RAASY.” On October 25, 2023, we were delisted from NYSE when the NYSE staff filed a Form 25 Notification of Delisting.

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been quoted on the OTC market in the United States under the symbol “RAASY.”

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

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations relating to foreign exchange.”

E. Taxation

Cayman Islands Taxation

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

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands that:

•
no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
•
the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of our shares, debentures or other obligations, or by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

The abovementioned concessions shall be for a period of 30 years from April 5, 2020.

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

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed thereunder. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders.”

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

This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, including:

•
financial institutions;
•
insurance companies;
•
regulated investment companies;
•
real estate investment trusts;
•
broker-dealers;
•
traders in securities or other persons that elect mark-to-market treatment;
•
partnerships or other pass-through entities and their partners or investors;
•
tax-exempt organizations (including private foundations);
•
investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;

•
investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction;
•
investors that have a functional currency other than the U.S. dollar; or
•
investors required to accelerate the recognition of any item of gross income with respect to the ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement.

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

Although the law in this regard is unclear, we treat the affiliated entities, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the affiliated entities for U.S. federal income tax purposes, based upon our current and projected income and assets and the value of the ADSs and ordinary shares, we do not expect to be classified as a PFIC for the taxable year ended December 31, 2021, but there is a very significant risk that we will be a PFIC for subsequent years.

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

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where we retain significant amounts of liquid assets, or if the affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares.

The discussion below under “— Dividends” and “— Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “— Passive foreign investment company rules.”

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are currently quoted and tradeable on the OTC market, which we do not believe is considered to be an established securities market in the United States, and therefore we do not believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, dividends that we pay on our ordinary shares that are not backed by ADSs will not meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose and includes an exchange of information program), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

•
the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•
the amount of the excess distribution or gain allocated to the taxable year of the distribution or disposition and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and
•
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

As an alternative to the foregoing rules, if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. However, because the prices of the ADSs are currently quoted on the OTC market, we do not believe mark-to-market treatment of the ADSs is available for as long as the ADSs continue to be delisted from, or not regularly traded on, the NYSE or any other qualified stock exchange. U.S. Holders that made (or wish to make) a mark-to-market election with respect to a taxable year for which the election may be available should consult their tax advisers regarding the availability and advisability of making the election in their particular circumstances and the effect the election would have on their income inclusion with respect to, and the tax basis in, their ADSs.

If a mark-to-market election is able to be made and is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries (including the VIE and any of its subsidiaries) that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “— Dividends,” dividends that we pay on the ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to its particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-252205), as amended, and a prospectus under the Securities Act with respect to our Class A ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

J. Annual Reports to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration Risk

No customers individually represented greater than 10.0% of our total revenues in 2019, 2020 and 2021. No suppliers individually represented greater than 10.0% of our total purchases in 2020 and 2021. One supplier represented 18.2% of our total purchases in 2019.

No customers individually represented greater than 10.0% of accounts receivable, net including related party amounts and contract assets as of December 31, 2019. One customer represented 11.4% of total accounts receivable, net including related party amounts and contract assets as of December 31, 2020, and one customer represented 17.4% of total accounts receivable, net including related party amounts and contract assets as of December 31, 2021.

No suppliers individually represented greater than 10.0% of total accounts payable as of December 31, 2019 and 2020. Two suppliers represented 12.7% and 10.5% of total accounts payable as of December 31, 2021, respectively.

No customers individually represented greater than 10.0% of contract liabilities as of December 31, 2019 and 2020, and one customer represented 11.4% of total contract liabilities as of December 31, 2021.

No suppliers individually represented greater than 10.0% of prepayments and other current assets excluding related party amounts as of December 31, 2019. One supplier individually represented 19.7% of prepayments and other current assets excluding related party amounts as of December 31, 2020, and two suppliers represent 26.2% and 13.9% of prepayments and other current assets excluding related party amounts as of December 31, 2021, respectively.

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

Foreign Currency Risk

Our reporting currency is Renminbi. The functional currency of us and our subsidiary incorporated in Hong Kong is the U.S. dollar. The functional currency of our subsidiary incorporated in Japan is Japanese Yen. The functional currency of our PRC subsidiaries, the VIE and the VIE’s subsidiaries is Renminbi.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rates at the balance sheet dates. The resulted exchange differences are recorded as foreign currency exchange gains (losses), net in the consolidated statements of comprehensive loss.

The financial statements of us, our subsidiary incorporated in Hong Kong and our subsidiary incorporated in Japan are translated from the functional currency into Renminbi. Assets and liabilities are translated into Renminbi using the applicable exchange rates at the balance sheet dates. Equity accounts other than earnings (deficits) generated in the current period are translated into Renminbi using the appropriate historical rates. Revenues, expenses, gains and losses are translated into Renminbi using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ deficit.

Renminbi is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of Renminbi to foreign currencies. The value of Renminbi is subject to changes of central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Expenses the ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent six Class A ordinary shares (or a right to receive Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2021, we received reimbursement from the depositary of US$4.8 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-252205), as amended, in relation to our initial public offering of 23,000,000 ADSs (reflecting the exercise of the over-allotment option by the underwriters to purchase an additional 3,000,000 ADSs) representing 46,000,000 Class A ordinary shares, at an initial offering price of US$16.00 per ADS (or 7,666,666 ADSs at an initial offering price of US$48.00 per ADS if retroactively adjusted to reflect the ADS ratio change effected on March 15, 2023). The registration statement was declared effective by the SEC on February 8, 2021. Our initial public offering closed on February 11, 2021. Goldman Sachs (Asia) L.L.C., Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters for our initial public offering.

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

As of the date of this annual report, we used approximately US$163.4 million of the net proceeds received from our initial public offering to fund our strategic investments and acquisitions, enhancement and upgrade of our existing solutions and introduction of new ones, investment in technologies and working capital and general corporate purposes. We intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2021.

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective due to the outstanding material weaknesses detailed under the below section.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was ineffective due to the material weaknesses identified below.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) lack of sufficient documented financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) insufficient authorization or review controls in the revenue and the purchase processes, (6) lack of systematic process controls over the filing and registration of the sales and purchase agreements, and (7) improper approval, documentation and timely review on certain database log and system user’s authorization relating to general information technology control. The material weaknesses may lead to material misstatements in our consolidated financial statements in the future.

To remedy the identified material weaknesses, we have begun to, and will continue to, improve our internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, (5) preparing and implementing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process, especially on recognizing a gross or net basis revenue and monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (6) enhancing systematic process controls over the filing and registration of the sales and purchase agreements, (7) enhancing authorization or review controls in the revenue and the purchase processes to ensure the existence, reasonableness and accuracy of the transactions, (8) enhancing background check controls of the customers and suppliers, (9) requiring staff to self-disclose conflicts of interest on a yearly basis, (10) enhancing approval, documentation and regular log review procedures relating to database, and (11) enhancing approval and regular review procedures relating to access authorization to operating system. As of the date of this annual report, we have completed the following remedial measures: (i) recruited qualified personnel with U.S. GAAP, SEC reporting and Sarbanes-Oxley Act experience and qualifications, (ii) implemented U.S. GAAP accounting and financial reporting training for relevant employees, (iii) emphasized and trained relevant staff on approving and reviewing supporting documentations in the revenue and purchase processes, (iv) designed and implanted background check controls for new customers and suppliers, (v) completed staff self-disclosures on conflicts of interest, (vi) implemented approval, documentation and regular log review relating to database, and (vii) implemented approval and regular review relating to access authorization to operating system. Because such remedial measures had not been fully implemented as of December 31, 2021, our management concluded that the material weaknesses still existed as of such date.

In addition, KPMG advised us prior to its resignation of the following material weaknesses: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) lack of sufficient documented financial closing policies and procedures, and (3) insufficient authorization or review controls in the revenue and the purchase processes. Our board of directors formed the Special Committee to oversee the Independent Investigation of the employee misconduct and transaction irregularities that were raised to our board’s attention by KPMG. In connection with the Special Committee’s findings and recommendations, we have taken significant remedial measures, including, among others, (1) discontinuing certain implicated business department, and (2) terminating, requesting the resignation of, or giving disciplinary warnings to relevant employees. In addition, we are also in the process of implementing a number of additional remedial measures to enhance internal controls and financial review policies and procedures, including, among others, improving various relevant internal policies and providing related employee trainings.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information — D. Risk Factors — Risks Related to the Independent Investigation and Restatement of Consolidated Financial

Statements — If we fail to implement and maintain an effective system of internal control over financial reporting, we could be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. Specifically, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company.” As such, this annual report on Form 20-F does not include an attestation report of our registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting during the fiscal year of 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Adam J. Zhao qualifies as an “audit committee financial expert” within the meaning of the SEC rules, and that he meets the independence standards under Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, Yu Certified Public Accountant, P.C., or Yu CPA, and ARK Pro CPA & Co, our previous and incumbent independent registered public accounting firms, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2020	2021
	RMB	RMB	US$
	(in thousands)
Audit fees*	15,103	19,282	3,026

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2021, our board announced a share repurchase program pursuant to which we would repurchase up to US$40.0 million of our Class A ordinary shares in the form of the ADSs during a 12-month period commencing on November 22, 2021. The share repurchase program expired on November 21, 2022, and as of such date, we had repurchased 9,041,386 of the ADSs

(or 3,013,795 ADSs if retroactively adjusted to reflect the ADS ratio change effected on March 15, 2023) for an aggregate purchase price of approximately US$17.6 million, pursuant to the share repurchase program.

The table below is a summary of the shares repurchased by us pursuant to the share repurchase program, which is presented based on the then ADS ratio of one ADS representing two Class A ordinary shares prior to the ADS ratio change effected on March 15, 2023. All ADSs were repurchased in the open market pursuant to the share repurchase program.

	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$)
November 2021	478,896	4.02	478,896	38,076,220
December 2021	3,430,327	3.17	3,909,223	27,200,386
January 2022	—	—	3,909,223	27,200,386
February 2022	—	—	3,909,223	27,200,386
March 2022	25,873	1.49	3,935,096	27,161,947
April 2022	200,300	1.07	4,135,396	26,946,673
May 2022	1,257,654	0.78	5,393,050	25,971,532
June 2022	1,021,424	0.98	6,414,474	24,971,669
July 2022	472,432	1.05	6,886,906	24,474,942
August 2022	664,013	1.02	7,550,919	23,796,747
September 2022	662,771	0.93	8,213,690	23,177,080
October 2022	608,539	0.96	8,822,229	22,592,157
November 2022	219,157	1.00	9,041,386	22,373,663

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 18, 2022, we engaged Yu CPA as our independent registered public accounting firm. Yu CPA replaced KPMG, who resigned on April 29, 2022. The engagement of our independent registered public accounting firm was made after careful consideration and evaluation process and was approved by our board of directors and our audit committee.

Prior to its resignation, KPMG advised us that its audit opinions on the consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, and as of and for the nine-month period ended September 30, 2020 should not be relied upon.

During the two fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through April 29, 2022, there were no (1) disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements, or (2) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, except the following: (i) KPMG advised us of the following material weaknesses: (a) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (b) lack of sufficient documented financial closing policies and procedures, and (c) insufficient authorization or review controls in the revenue and the purchase processes, and (ii) the Internal Investigation. KPMG had not completed its audit of our consolidated financial statements as of and for the year ended December 31, 2021 at the time of its resignation.

We provided KPMG with a copy of the foregoing disclosure and requested that KPMG furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from KPMG, dated February 27, 2024, is attached as Exhibit 16.1 to this annual report on Form 20-F.

During the two fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through July 18, 2022, the date of engagement of Yu CPA, neither we nor anyone acting on our behalf consulted Yu CPA regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

On February 3, 2023, we engaged ARK Pro CPA & Co, as our independent registered public accounting firm to replace Yu CPA. The change of our independent registered public accounting firm was made after careful consideration and evaluation process and was approved by our board of directors and our audit committee.

From July 18, 2022, the date we engaged Yu CPA as our independent registered public accounting firm, to February 3, 2023, there were no (1) disagreements as defined in Item 16F of Form 20-F, or (2) reportable events as defined in Item 16F of Form 20-F.

We provided Yu CPA with a copy of the above paragraphs and requested that Yu CPA furnish us with a letter addressed to the SEC stating whether it agrees with the above paragraphs and, if not, stating the respects in which it does not agree. A copy of the letter from Yu CPA, dated February 27, 2024, is attached as Exhibit 16.2 to this annual report on Form 20-F.

Prior to the engagement of ARK Pro CPA & Co, neither we nor anyone acting on our behalf consulted ARK Pro CPA & Co regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a Cayman Islands company previously listed on the NYSE, we were subject to the NYSE corporate governance listing standards. However, we were permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly the NYSE corporate governance listing standards. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

On May 17, 2023, the NYSE suspended the trading in the ADSs and commenced delisting proceedings. Following the trading suspension, the ADSs have been quoted on the OTC market in the United States under the symbol “RAASY.” On October 25, 2023, we were delisted from NYSE when the NYSE staff filed a Form 25 Notification of Delisting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1

Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)

2.1*	Registrant’s Specimen American Depositary Receipt (to reflect the ADS ratio change effected on March 15, 2023)
2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

2.3

Deposit Agreement dated February 8, 2021, by and among the Registrant, the depositary and the owners and holders of American depositary shares issued thereunder (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)

2.4

The Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated as of November 13, 2020 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

2.5

The Sixth Amended and Restated Right of First Refusal and Co-sale Agreement between the Registrant and other parties thereto dated as of November 13, 2020 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

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
4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.4

Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.5

Amended and Restated Exclusive Business Cooperation Agreement between Anxun Guantong (Beijing) Technology Co., Ltd. and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.6

Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.7

Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.8

Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.9

Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing HongShan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.10

Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.11

Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.12

Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.13

Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing HongShan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.14

Power of Attorney issued by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.) dated as of August 28, 2019 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.15

Power of Attorney issued by Changxun Sun dated as of August 28, 2019 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.16

Power of Attorney issued by Jianhong Zhou dated as of March 28, 2019 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.17

Power of Attorney issued by Beijing HongShan Shengde Equity Investment Center (Limited Partnership) dated as of November 3, 2020 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.18

Spousal Consent Letter issued by the spouse of Changxun Sun dated as of August 28, 2019 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.19

Series F Preferred Share Purchase Agreement between the Registrant and other parties thereto dated as of November 4, 2020 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.20

Warrant to Purchase Series F Preferred Shares of the Registrant, dated as of November 13, 2020 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.21*

Termination Agreement in respect of the Current Contractual Agreements among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing HongShan Shengde Equity Investment Center (Limited Partnership) and Bejing Ronglian Yitong Information Technology Co., Ltd. dated as of January 5, 2024

8.1*	List of Principal Subsidiaries and Affiliated Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of CM Law Firm
15.3*	Consent of ARK Pro CPA & Co
16.1*	Letter from KPMG Huazhen LLP to the SEC
16.2*	Letter from Yu Certified Public Accountant, P.C. to the SEC
101.INS*	XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F

** Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cloopen Group Holding Limited

	By:	/s/ Changxun Sun
	Name:	Changxun Sun
	Title:	Chief Executive Officer

Date: February 27, 2024

CLOOPEN GROUP HOLDING LIMITED

To the Shareholders and Board of Directors

Cloopen Group Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cloopen Group Holding Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2019, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders' (deficit)/equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ ARK PRO CPA & Co

We have served as the Company's auditor since 2023.

Hong Kong, China

February 27 , 2024

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		December 31,
	Notes	2019	2020	2021
		As restated, see Note 3	As restated, see Note 3
		RMB	RMB	RMB	US$
ASSETS
Current assets
Cash	5	165,508	299,109	656,179	102,969
Restricted cash	5	893	1,893	698	110
Term deposits	2(i)	69,762	160,349	1,609,864	252,623
Short-term investments	17	2,501	-	127,514	20,010
Accounts receivable – third parties, net	6	177,232	202,172	158,725	24,907
Accounts receivable – related parties, net	6,22	10,208	12,442	304	48
Contract assets	20	15,582	18,342	21,118	3,314
Amounts due from related parties	22	6,452	6,242	-	-
Prepayments and other current assets	7	67,761	96,452	136,665	21,444
Total current assets		515,899	797,001	2,711,067	425,425
Non-current assets
Long-term investments	8	35,228	47,300	127,748	20,046
Property and equipment, net	9	9,092	7,720	14,094	2,212
Intangible assets, net	10	11,515	10,006	48,397	7,595
Goodwill	11	-	-	121,805	19,114
Other non-current assets		3,706	4,795	3,128	491
Total non-current assets		59,541	69,821	315,172	49,458
Total assets		575,440	866,822	3,026,239	474,883
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EUQITY(DEFICIT)
Current liabilities
Short-term borrowings	12	26,838	20,000	5,500	863
Accounts payable		120,297	115,549	148,019	23,227
Contract liabilities	20	121,748	177,376	285,936	44,870
Amounts due to related parties	22	3,744	4,266	794	125
Payables to an affiliate of a Series C Redeemable Convertible Preferred Shareholder	15	-	230,087	-	-
Payable for business acquisition	4	-	-	93,511	14,674
Accrued expenses and other current liabilities	13	64,608	85,729	166,987	26,204
Warrant liabilities, current portion	14,17	-	37,903	-	-
Total current liabilities		337,235	670,910	700,747	109,963
Non-current liabilities
Non-current warrant liabilities	14, 17	4,709	9,650	-	-
Long-term borrowings	12	104,198	-	8,004	1,256
Deferred income tax liabilities	18	259	185	8,883	1,394
Other non-current liabilities		-	-	3,334	523
Total non-current liabilities		109,166	9,835	20,221	3,173
Total liabilities		446,401	680,745	720,968	113,136
Commitments and contingencies (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		December 31,
	Note	2019	2020	2021
		As restated, see Note 3	As restated, see Note 3
		RMB	RMB	RMB	US$
MEZZANINE EQUITY	15
Series A Redeemable Convertible Preferred Shares (US$0.0001 par value, 18,642,038 shares, 18,642,038 shares and 0 share authorized, issued and outstanding as of December 31, 2019, 2020 and 2021, Redemption value of RMB174,528 RMB380,664 and nil as of December 31, 2019, 2020 and 2021; Liquidation value of RMB29,119 RMB29,420 and nil as of December 31, 2019, 2020 and 2021, respectively)		174,528	380,664	-	-
Series B Redeemable Convertible Preferred Shares (US$0.0001 par value, 19,617,225 shares, 19,617,225 shares and 0 share authorized, issued and outstanding as of December 31, 2019, 2020 and 2021, Redemption value of RMB202,954, RMB404,394 and nil as of December 31, 2019, 2020 and 2021; Liquidation value of RMB103,675 RMB104,748 and nil as of December 31, 2019, 2020 and 2021, respectively)		202,954	404,394	-	-
Series C Redeemable Convertible Preferred Shares (US$0.0001 par value, 44,659,956 shares, 44,659,956 shares and 0 share authorized, issued and outstanding as of December 31, 2019, 2020 and 2021, Redemption value of RMB607,847, RMB943,228 and nil as of December 31, 2019, 2020 and 2021; Liquidation value of RMB550,571, RMB556,268 and nil as of December 31, 2019, 2020 and 2021, respectively)		607,847	943,228	-	-
Series D Redeemable Convertible Preferred Shares (US$0.0001 par value, 12,462,157 shares, 12,462,157 shares and 0 share authorized, issued and outstanding as of December 31, 2019, 2020 and 2021, Redemption value of RMB208,826, RMB268,573 and nil as of December 31, 2019, 2020 and 2021; Liquidation value of RMB205,776, RMB207,905 and nil as of December 31, 2019, 2020 and 2021, respectively)		208,826	268,573	-	-
Series E Redeemable Convertible Preferred Shares (US$0.0001 par value, 13,040,152 shares, 20,137,444 shares and 0 share authorized, issued and outstanding as of December 31, 2019, 2020 and 2021, Redemption value of RMB229,974, RMB437,249 and nil as of December 31, 2019, 2020 and 2021; Liquidation value of RMB229,104, RMB330,573 and nil as of December 31, 2019, 2020 and 2021, respectively)		229,974	437,249	-	-
Series F Redeemable Convertible Preferred Shares (US$0.0001 par value, 0 share, 43,381,194 shares, and 0 share authorized as of December 31, 2019, 2020 and 2021, 0 share, 31,581,509 shares, and 0 share issued and outstanding as of December 31, 2019, 2020 and 2021, Redemption value of nil, RMB691,472 and nil as of December 31, 2019, 2020 and 2021; Liquidation value of nil, RMB599,932 and nil as of December 31,2019, 2020 and 2021)		-	691,472	-	-
Subscription receivables for Series C and Series E Redeemable Convertible Preferred Shares		-	(336,179)	-	-
Total mezzanine equity		1,424,129	2,789,401	-	-
SHAREHOLDERS' EQUITY(DEFICIT）:
Pre-offering Class A Ordinary Shares (US$0.0001 par value, 214,973,841 shares, 126,242,010 shares and nil authorized, 34,724,614 shares, 41,932,446 shares, and nil issued and 24,869,721 shares, 34,795,851 shares and nil outstanding as of December 31, 2019, 2020 and 2021, respectively) .		24	29	-	-
Pre-offering Class B Ordinary Shares (US$0.0001 par value, 170,492,060 shares, 214,857,976 shares and nil authorized, 55,957,962 shares, 55,957,962 shares and nil issued and outstanding as of December 31, 2019, 2020 and 2021, respectively		33	33	-	-
Class A Ordinary Shares (US$0.0001 par value, 600,000,000 shares authorized, 309,105,485 shares issued and 301,287,039 shares outstanding as of December 31, 2021)		-	-	192	30
Class B Ordinary Shares (US$0.0001 par value, 25,649,839 shares authorized, 25,649,839 shares issued and outstanding as of December 31 2021; each Class B ordinary share is convertible into one Class A ordinary share)		-	-	17	3
Additional paid-in capital		-	-	11,066,975	1,736,650
Treasury stock		-	-	(81,638)	(12,811)
Subscription receivable		(23,220)	-	-	-
Accumulated other comprehensive income (loss)		(77,494)	75,733	(232,268)	(36,448)
Accumulated deficit		(1,168,156)	(2,681,632)	(8,446,942)	(1,325,510)
Total shareholders' Equity (Deficit) attributable to Cloopen Group Holding Limited		(1,268,813)	(2,605,837)	2,306,336	361,914
Non-controlling interests		(26,277)	2,513	(1,065)	(167)
Total shareholders' Equity (Deficit)		(1,295,090)	(2,603,324)	2,305,271	361,747
Total liabilities, mezzanine equity and shareholders'Equity (Deficit)		575,440	866,822	3,026,239	474,883

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		Year ended December 31,
	Notes	2019	2020	2021
		As restated, see Note 3	As restated, see Note 3
		RMB	RMB	RMB	US$
Revenues (including related parties amounts of RMB41,782, RMB33,068 and RMB5,994 for the years ended December 31,2019, 2020 and 2021, respectively)	20,22	592,798	723,453	752,688	118,113
Cost of revenues (including related parties amounts of RMB7,111, RMB1,414 and nil for the years ended December 31, 2019, 2020 and 2021, respectively)	22	(378,030)	(478,118)	(480,755)	(75,441)
Gross profit		214,768	245,335	271,933	42,672
Operating expenses:
Selling and marketing expenses		(176,009)	(200,410)	(300,043)	(47,083)
General and administrative expenses		(102,052)	(241,356)	(385,498)	(60,493)
Impairment loss of goodwill		-	-	(149,092)	(23,396)
Impairment loss of intangible assets		-	-	(136)	(21)
Other operating expenses		-	-	(51,354)	(8,059)
Research and development expenses (including a related party amounts of nil, RMB5,667 and 1,974 for the years ended December 31, 2019, 2020 and 2021, respectively)	22	(167,484)	(174,192)	(297,360)	(46,662)
Total operating expenses		(445,545)	(615,958)	(1,183,483)	(185,714)

Operating loss		(230,777)	(370,623)	(911,550)	(143,042)

Interest expenses		(2,077)	(3,477)	(366)	(57)
Interest income		992	978	11,344	1,780
Investment income		114	12	-	-
Share of losses of equity method investments	8	-	-	(596)	(94)
Change in fair value of other investments	8	900	11,614	47,247	7,414
Impairment loss of other investments	8	-	-	(6,603)	(1,036)
Change in fair value of warrant liabilities	14	499	(61,454)	(29,011)	(4,552)
Gain(loss) from disposal of subsidiaries, net		21	(7,275)	2,899	455
Foreign currency exchange gains (losses), net		(2,582)	6,115	(6,696)	(1,051)
Loss before income taxes		(232,910)	(424,110)	(893,332)	(140,183)
Income tax expense	18	(549)	(1,127)	(11,120)	(1,745)
Net loss		(233,459)	(425,237)	(904,452)	(141,928)
Net loss attributable to non-controlling interests		(16,320)	(5)	(593)	(93)
Net loss attributable to Cloopen Group Holding Limited		(217,139)	(425,232)	(903,859)	(141,835)
Accretion and modifications of Redeemable Convertible Preferred Shares	15	(23,341)	(1,139,108)	(4,878,652)	(765,567)
Deemed dividends to Series E Redeemable Convertible Preferred Shareholders	15	-	(14,729)	-	-
Net loss attributable to ordinary shareholders		(240,480)	(1,579,069)	(5,782,511)	(907,402)

Net loss		(233,459)	(425,237)	(904,452)	(141,928)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes		(16,905)	153,151	(308,001)	(48,332)
Unrealized loss on available-for-sale investment, net of nil income tax		121	-	-	-
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax		(114)	-	-	-
Total other comprehensive income (loss)		(16,898)	153,151	(308,001)	(48,332)
		-	-	-	-
Comprehensive loss		(273,698)	(1,425,923)	(6,091,105)	(955,827)
Comprehensive loss attributable to non-controlling interests		(16,331)	(81)	(593)	(93)
Comprehensive loss attributable to Cloopen Group Holding Limited		(257,367)	(1,425,842)	(6,090,512)	(955,734)

Net loss per ordinary share
—Basic and diluted	19	(2.68)	(18.55)	(19.62)	(3.08)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	19	89,567,463	85,103,964	294,793,258	294,793,258

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2019

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Pre-offering Class A ordinary shares		Pre-offering Class B ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' deficit attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders' deficit
		Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019 (As restated, see Note 3）		34,724,614	24	55,957,962	33	-	(23,220)	(60,604)	(960,094)	(1,043,861)	(8,453)	(1,052,314)
Change in the ownership interest in the subsidiaries		-	-	-	-	917	-	-	-	917	(1,496)	(579)
Inducement cost	15	-	-	-	-	4,350	-	-	-	4,350	-	4,350
Net loss		-	-	-	-	-	-	-	(217,139)	(217,139)	(16,320)	(233,459)
Share-based compensation	16	-	-	-	-	27,151	-	-	-	27,151	-	27,151
Accretion and modification of Redeemable Convertible Preferred Shares	15	-	-	-	-	(32,418)	-	-	9,077	(23,341)	-	(23,341)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	(16,894)	-	(16,894)	(11)	(16,905)
Unrealized holding losses on available‑for‑sale securities, net of nil income taxes…………..		-	-	-	-	-	-	76	-	76	45	121
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of nil income taxes…………..		-	-	-	-	-	-	(72)	-	(72)	(42)	(114)
Balance as of December 31, 2019 (As restated, see Note 3）		34,724,614	24	55,957,962	33	-	(23,220)	(77,494)	(1,168,156)	(1,268,813)	(26,277)	(1,295,090)

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Pre-offering Class A ordinary shares		Pre-offering Class B ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated other comprehensive income(loss)	Accumulated deficit	Total shareholders' deficit attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders' deficit
		Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020 (As restated, see Note 3）		34,724,614	24	55,957,962	33	-	(23,220)	(77,494)	(1,168,156)	(1,268,813)	(26,277)	(1,295,090)
Issuance of ordinary shares to Baiyi's non-controlling interest shareholders as share based compensation	16	3,706,745	3	-	-	33,136	-	-	-	33,139	-	33,139
Purchase of the non-controlling interests of the Group's subsidiaries by issuing ordinary shares		3,501,087	2	-	-	(42,166)	-	-	-	(42,164)	22,692	(19,472)
Receipt of subscription receivables		-	-	-	-	-	1	-	-	1	-	1
Change in the ownership interest in the subsidiaries		-	-	-	-	(3,286)	-	-	-	(3,286)	6,179	2,893
Net loss		-	-	-	-	-	-	-	(425,232)	(425,232)	(5)	(425,237)
Share-based compensation	16	-	-	-	-	77,909	23,219	-	-	101,128	-	101,128
Accretion of Redeemable Convertible Preferred Shares	15	-	-	-	-	(65,593)	-	-	(1,073,515)	(1,139,108)	-	(1,139,108)
Deemed dividends	15	-	-	-	-	-	-	-	(14,729)	(14,729)	-	(14,729)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	153,227	-	153,227	(76)	153,151
Balance as of December 31, 2020 (As restated, see Note 3）		41,932,446	29	55,957,962	33	-	-	75,733	(2,681,632)	(2,605,837)	2,513	(2,603,324)

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	A ordinary shares		B Ordinary shares		Treasury Shares	Pre-offering Class A ordinary shares		Pre-offering Class B ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated other comprehensive income(loss)	Accumulated deficit	Total shareholders' deficit attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders' deficit
		Number of shares	RMB	Number of shares	RMB	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021 (As restated, see Note 3）		-	-	-	-	-	41,932,446	29	55,957,962	33	-	-	75,733	(2,681,632)	(2,605,837)	2,513	(2,603,324)
Issuance of ordinary shares to Cloopen Japan's non- controlling interest shareholders as share based compensation	16	-	-	-	-	-	1,424,312	1	-	-	20,620	-	-	-	20,621	(5,867)	14,754
Exercise of options before IPO		-	-	-	-	-	11,697,012	7	-	-	15,917	-	-	-	15,924	-	15,924
IPO Pre-offering ordinary shares converted to ordinary shares		85,361,893	53	25,649,839	17	-	(55,053,770)	(37)	(55,957,962)	(33)	-	-	-	-	-	-	-
IPO preferred shares converted to ordinary shares		158,900,014	103	-	-	-	-	-	-	-	8,539,512	(336,179)	-	-	8,203,436	-	8,203,436
Initial Public Offering		46,000,000	30	-	-	-	-	-	-	-	2,195,797	-	-	-	2,195,827	-	2,195,827
Exercise of Warrant C		638,569	-	-	-	-	-	-	-	-	38,844	-	-	-	38,844	-	38,844
Change in the ownership interest in subsidiaries		-	-	-	-	-	-	-	-	-	251	-	-	-	251	89	340
Exercise of options		6,385,825	4	-	-	-	-	-	-	-	10,964	-	-	-	10,968	-	10,968
Issuance of restricted ordinary shares to company's interest shareholders as share based compensation	16	2,411,177	2	-	-	-	-	-	-	-	89,784	-	-	-	89,786	-	89,786
Acquisition of Kunlun		-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,793	2,793
Repurchase of ordinary shares		-	-	-	-	(81,638)	-	-	-	-	-	-	-	-	(81,638)	-	(81,638)
Acquisition of subsidiaries Zhuge	4	30,462	-	-	-	-	-	-	-	-	299	-	-	-	299	-	299
Receive the Subscription receivables for Series C and Series E Redeemable Convertible Preferred Shares	15	-	-	-	-	-	-	-	-	-	-	336,179	-	-	336,179	-	336,179
Net loss		-	-	-	-	-	-	-	-	-	-	-	-	(903,859)	(903,859)	(593)	(904,452)
Share-based compensation	16	-	-	-	-	-	-	-	-	-	172,188	-	-	-	172,188	-	172,188
Accretion and modification of Redeemable Convertible Preferred Shares		-	-	-	-	-	-	-	-	-	(17,201)	-	-	(4,861,451)	(4,878,652)	-	(4,878,652)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	-	-	-	-	-	(308,001)	-	(308,001)	-	(308,001)
Balance as of December 31, 2021		299,727,940	192	25,649,839	17	(81,638)	-	-	-	-	11,066,975	-	(232,268)	(8,446,942)	2,306,336	(1,065)	2,305,271
Balance as of December 31, 2021— US$			30		3	(12,811)	-	-	-	-	1,736,650	-	(36,448)	(1,325,510)	361,914	(167)	361,747

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year ended December 31,
	2019	2020	2021
	As restated, see Note 3	As restated, see Note 3
	RMB	RMB	RMB	US$
Operating activities:

Net loss	(233,459)	(425,237)	(904,452)	(141,928)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for doubtful accounts	2,787	34,085	17,115	2,686
Share-based compensation	27,151	134,264	277,617	43,564
Depreciation and amortization	8,790	8,616	10,504	1,648
Deferred tax expense (benefit)	(166)	(74)	5,122	804
Share of losses of equity method investments	-	-	596	94
Change in fair value of other equity investments	(900)	(11,614)	(47,247)	(7,414)
Impairment on other equity investments	-	-	6,603	1,036
Losses (gains) from disposal of property and equipment	795	(76)	493	77
Investment income	(114)	(12)	-	-
Impairment on intangible assets	-	-	136	21
Losses from disposal of intangible assets	-	-	24	4
Impairment of goodwill	-	-	149,092	23,396
Accretion of interest expenses on unsecured loans	299	1,894	-	-
Losses (gains) from disposal of subsidiaries, net	(21)	7,275	(2,899)	(455)
Change in fair value of warrant liabilities	(499)	61,454	29,011	4,552
Unrealized foreign exchange (gains) losses	2,582	(6,115)	6,696	1,051
Changes in operating assets and liabilities, net of effect of disposal of subsidiaries:
Accounts receivable - third parties, net	(62,233)	(52,869)	34,342	5,389
Accounts receivable - related parties, net	5,567	(2,989)	13,420	2,106
Contract assets	2,424	(8,498)	(6,647)	(1,043)
Amounts due from related parties	(3,942)	-	3,942	619
Prepayments and other current assets	(3,365)	(23,484)	(15,497)	(2,432)
Other non-current assets	(1,546)	(1,089)	1,667	262
Accounts payable	36,854	(4,744)	28,206	4,426
Contract liabilities	36,095	55,628	94,962	14,902
Amounts due to related parties	2,808	522	(3,472)	(545)
Other non-current liabilities	-	-	3,334	523
Accrued expenses and other current liabilities	18,512	16,542	59,253	9,298
Net cash used in operating activities	(161,581)	(216,521)	(238,079)	(37,359)
Investing activities:
Cash paid for business combination	-	-	(203,164)	(31,881)
Cash paid for purchase of property and equipment	(5,050)	(3,402)	(7,390)	(1,160)
Cash paid for purchase of intangible assets	(6,309)	(2,667)	(1,273)	(200)
Cash paid for purchase of equity method investments	-	-	(21,900)	(3,437)
Cash paid for purchase of other equity investments	(5,688)	(457)	(20,000)	(3,138)
Cash received from sale of short‑term investments	34,614	2,512	-	-
Cash paid for purchase of short-term investments	(34,000)	-	(127,514)	(20,010)
Cash received from disposal of property and equipment	496	62	30	5
Cash received from consolidation of subsidiaries	-	-	10,890	1,709
Cash received from disposal of a subsidiary	-	-	2,500	392
Cash Received from disposal of long-term investments	-	-	1,500	235
Cash from disposal of subsidiaries	-	(1,471)	(1,024)	(161)
Payment of interest free loans provided to related parties	-	(3,950)	-	-
Collection of interest free loans provided to related parties	310	4,160	2,300	361
Cash paid for term deposits	(69,762)	(160,349)	(3,375,933)	(529,758)
Cash received from maturity of term deposits	-	69,762	1,926,418	302,297
Net cash used in investing activities	(85,389)	(95,800)	(1,814,560)	(284,746)
Financing activities:
Proceeds from IPO	-	-	2,195,827	344,573
Proceeds from issuance of Series E Redeemable Convertible Preferred Shares	226,646	-	-	-
Proceeds from issuance of Series F Redeemable Convertible Preferred Shares	-	598,662	-	-
Receive the Subscription receivables for Series C and E Redeemable Convertible Preferred Shares	-	-	336,179	52,754
Exercises of warrant F	-	-	219,667	34,471
Payment of issuance costs	(12,427)	(6,282)	(5,549)	(871)
Exercises share options	-	-	26,892	4,220
Proceeds from long-term borrowing	106,092	-	-	-
Repayment of long-term borrowings	-	(106,092)	-	-
Payables to a VIE shareholder	-	-	(230,087)	(36,106)
Cash paid to acquire subsidiaries' equity interests held by non-controlling shareholders, net	(4,000)	(16,095)	-	-
Payment of initial public offering (“IPO”) costs	-	(5,714)	(8,146)	(1,278)
Cash received from capital contribution from non-controlling shareholder	2,146	-	-	-
Repurchase of treasury stock	-	-	(68,894)	(10,811)
Proceeds from short‑term bank borrowings	19,941	20,000	-	-
Repayment for short‑term bank borrowings	(12,988)	(26,838)	(21,140)	(3,317)
Net cash provided by financing activities	325,410	457,641	2,444,749	383,635
Effect of foreign currency exchange rate changes on cash	(2,243)	(10,719)	(36,235)	(5,686)
Net increase in cash and restricted cash	76,197	134,601	355,875	55,844
Cash and restricted cash at the beginning of the year	90,204	166,401	301,002	47,234
Cash and restricted cash at the end of the year	166,401	301,002	656,877	103,078
Supplemental information	-	-	-	-
Interest paid	1,845	1,608	291	46
Income tax paid	55	116	299	47
Income tax refund	(1)	(33)	-	-
Non-cash investing and financing activities:	-	-	-	-
Transfer of equity interest of subsidiaries at nil consideration	3,380	5,793	-	-
Issuance of ordinary shares as the consideration for purchase of non-controlling interests	-	27,025	20,621	3,236
Accrual for IPO costs	-	275	-	-
Accrual for Series F financing issuance costs	-	5,549	-	-
Exercise of Series E Warrant	-	16,550	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. DESCRIPTION OF BUSINESS, ORGANIZATION AND BASIS OF PRESENTATION

Organization and principal activities

Cloopen Group Holding Limited (“the Company”), through its wholly-owned subsidiaries, consolidated variable interest entity (“VIE”) and VIE's subsidiaries (collectively referred to as “the Group”), is principally engaged in providing integrated communication services based on cloud computing technology. The Group's principal operations and geographic markets are mainly in the People's Republic of China (“PRC”).

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIE and VIE's subsidiaries.

The VIE arrangements

The Group operates its cloud communication business in the PRC through Beijing Ronglian Yitong Information Technology Co., Ltd. (“Ronglian Yitong”, or the “VIE”), a limited liability company established under the laws of the PRC on March 31, 2009. Ronglian Yitong and its subsidiaries holds the necessary PRC operating licenses for the online businesses. The equity interests of Ronglian Yitong are legally held by Mr. Changxun Sun, the founder, chairman of board of directors and chief executive officer, Mr. Jianhong Zhou, the director of the Company, Lhasa Heye Investment Management Co., Ltd., and Beijing Hongshan Shengde Equity Investment Center (Limited Partnership) who act as nominee equity holders of the VIE on behalf of Anxun Guantong (Beijing) Technology Co., Ltd. (“Anxun Guantong” or “WFOE”), the Company's wholly-owned subsidiary. A series of contractual agreements, including Powers of Attorney, Exclusive Business Cooperation Agreement, Equity Pledge Agreement, Exclusive Option Agreement and Spousal Consent Letter (collectively, the “VIE Agreements”), were entered among the Company, Anxun Guantong, Ronglian Yitong and its nominee equity holders.

Pursuant to the VIE Agreements, the Company is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of the VIE, and has an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the PRC law at the lowest price possible. The Company's management concluded that Ronglian Yitong is a VIE and the Company is its primary beneficiary. As such, the consolidated financial statements of the VIE are included in the consolidated financial statements of the Company.

The principal terms of the VIE Agreements are further described below.

1) Powers of Attorney

The Company and each of the equity holders of Ronglian Yitong entered into Powers of Attorney. Pursuant to the Powers of Attorney, the equity holders of Ronglian Yitong irrevocably appointed Anxun Guantong as their attorney-in-fact to exercise all equity holder rights, including, but not limited to, proposing, convening and attending in the equity holders' meeting, appointing or removing directors, executive officers and senior management, disposing of all or part of the equity holder's interests in Ronglian Yitong, casting the equity holders' votes on matters requiring equity holders' approval and doing all other acts in the capacity of the equity holders as permitted by Ronglian Yitong's Memorandum and Articles of Association. In addition, the Company has a right to assign its rights and benefits under the Powers of Attorney to any other parties without an advance notice to the equity holders of Ronglian Yitong. The Powers of Attorney shall continue in force and be irrevocable as long as the equity holders of Ronglian Yitong remain as the equity holders of Ronglian Yitong.

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

3) Equity Pledge Agreement

An Equity Pledge Agreement was entered into by and among Anxun Guantong, Ronglian Yitong and equity holders of Ronglian Yitong. To guarantee payment from Ronglian Yitong, including but not limited to the service fee pursuant to the Exclusive Business Cooperation Agreement, and the performance of Ronglian Yitong and the nominee equity holders' obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Powers of Attorney, the equity holders of Ronglian Yitong pledged their respective equity in Ronglian Yitong to Anxun Guantong under the Equity Pledge Agreement as collateral. In the event Ronglian Yitong fails to pay Anxun Guantong its service fee, Anxun Guantong will have the right to sell the pledged equity and apply the proceeds received to pay any outstanding service fees due by Ronglian Yitong to Anxun Guantong. The equity holders of Ronglian Yitong agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged equity or create or allow any encumbrance on the pledged equity, and they also agree that Anxun Guantong's rights relating to the equity pledges shall not be prejudiced by any legal actions of the equity holders of Ronglian Yitong , their successors or their designees. Except that the pledge of approximately 1.55% of the equity interests of VIE is subject to the registration in compliance with the PRC Property Rights Law, the equity pledge was registered with the relevant local administration for industry and commerce in October 2019 and may only be terminated upon the fulfillment of all contractual obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Powers of Attorney. During the term of the Equity Pledge Agreement, Anxun Guantong is entitled to receive dividends attributable to the pledged Ronglian Yitong equity.

4) Exclusive Option Agreement

Each of the equity holders of Ronglian Yitong entered into an Exclusive Option Agreement with Anxun Guantong, and Ronglian Yitong, pursuant to which the equity holders of Ronglian Yitong granted Anxun Guantong or other person upon the designation by Anxun Guantong, an irrevocable and exclusive option to purchase, at its discretion and to the extent permitted under the PRC law, all or part of the equity holders' interests in Ronglian Yitong at the lowest price that the PRC law permits at the time unless a valuation of the equity is required by the PRC law. The equity holders of Ronglian Yitong commit that without the prior written consent of Anxun Guantong, the equity holders of Ronglian Yitong will not, among other things, (1) change or amend the Memorandum and Articles of Association , increase or decrease Ronglian Yitong's registered capital, change its structure of registered capital in other manners; (2) sell, transfer, mortgage or dispose of in any manner any assets of Ronglian Yitong or legal or beneficial interest in the business or revenue of Ronglian Yitong, or allow the encumbrance thereon of any security interest; (3) incur, inherit, guarantee or suffer the existence of any debt, except for (i) debts incurred in the ordinary course of business other than through loans and (ii) debts disclosed to Anxun Guantong for which Anxun Guantong's written consent has been obtained; (4) providing any person with any loan or credit or guarantee in any form; (5) cause or permit Ronglian Yitong to merge, consolidate with, acquire or invest in any person, and/or sell permit Ronglian Yitong to sell assets with a value of over RMB500,000; (6)in any manner distribute dividends to its shareholders; (7) create any pledge or encumbrance on their equity interests in Ronglian Yitong; (8) transfer or otherwise dispose of their equity interests in Ronglian Yitong and its equity holders shall appoint those individuals recommended by Anxun Guantong as directors of Ronglian Yitong. Ronglian Yitong shall provide operating and financial information to the Company at the request of Anxun Guantong and ensure the continuance of the business. The Exclusive Option Agreement will remain effective until all equity interests in Ronglian Yitong held by its equity holders are transferred or assigned to the Company or its designee. Ronglian Yitong and its equity holders shall not have any right to terminate the Exclusive Option Agreement.

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

Risks in relation to the VIE structure

In the opinion of the Company's management, the VIE Agreements have resulted in the WFOE having the power to direct activities that most significantly impact the VIE, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the VIE at its discretion. The Company considers that it has the right to receive all the benefits and assets of the VIE. As the VIE was established as a limited liability company under the PRC law, its creditors do not have recourse to the general credit of the Company for the liabilities of the VIE, and the Company does not have the obligation to assume the liabilities of the VIE.

The Company has determined that the VIE Agreements are in compliance with the PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the VIE Agreements; and if the equity holders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company's ability to control the VIE also depends on the rights provided to the Company under the Powers of Attorney to vote on all matters requiring equity holders' approval in the respective VIE. As noted above, the Company believes these Powers of Attorney are legally enforceable but yet they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements among the Company, Anxun Guantong, the VIE and its respective equity holders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•
revoke the business license and/or operating licenses of such entities;
•
discontinue or place restrictions or onerous conditions on the Group's operations;
•
impose fines, confiscating the income from the VIE, or imposing other requirements with which the Group may not be able to comply;
•
require the Group to restructure its ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Company's ability to consolidate, derive economic interests from, or exert effective control over the VIE; or
•
restrict or prohibit our use of the proceeds of this offering to finance our business and operations in the PRC.

The imposition of any of the above restrictions or actions may result in a material and adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIE or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIE. The Company's management believes that the likelihood to lose the Company's current ownership structure or the contractual arrangements with the VIE is remote based on the current facts and circumstances.

There is no VIE in which the Company has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the VIE.

The following consolidated assets and liabilities information of the Group's VIE as of December 31, 2019, 2020 and 2021, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements:

	December 31,
	2019	2020	2021
	RMB (Restated)	RMB (Restated)	RMB
Cash	121,667	60,987	192,105
Restricted cash	893	1,893	698
Short-term investments	2,501	-	-
Accounts receivable - third parties, net	180,424	194,730	470,204
Accounts receivable - related parties, net*	12,716	13,370	2,995
Contract assets	15,582	18,342	21,118
Amounts due from related parties	69,295	21,830	688
Prepayments and other current assets	60,140	65,600	88,311
Total current assets	463,218	376,752	776,119
Long-term investments	35,228	47,300	127,748
Property and equipment, net	7,747	6,843	13,883
Intangible assets, net	6,654	6,265	46,019
Goodwill	-	-	121,805
Other non-current assets	3,502	4,591	3,076
Total assets	516,349	441,751	1,088,650
Short-term borrowings	26,838	20,000	5,500
Accounts payable	110,859	109,924	200,856
Contract liabilities	118,911	180,814	66,646
Amounts due to related parties**	410,132	647,503	1,518,382
Payables to an affiliate of a Series C Redeemable Convertible Preferred Shareholder	-	230,087	-
Payable for business acquisition	-	-	93,511
Accrued expenses and other current liabilities	311,778	61,262	92,118
Total current liabilities	978,518	1,249,590	1,977,013
Long-term borrowings	96,190	-	6,000
Deferred income tax liabilities	259	185	8,883
Total liabilities	1,074,967	1,249,775	1,991,896

* Accounts receivable-related parties, net includes accounts receivable, net due from the Company and its subsidiaries, which are eliminated upon consolidation, and accounts receivable, net due from one of the Company's shareholders and other related parties of RMB10,208 RMB12,442 and RMB304 as of December 31, 2019, 2020 and 2021.

** Amounts due to related parties include amounts due to the Company and its subsidiaries, which are eliminated upon consolidation, and amounts due to one of the Company's shareholders and other related parties of RMB3,744, RMB4,266 and RMB794 as of December 31, 2019, 2020 and 2021.

	Year ended December 31,
	2019	2020	2021
	RMB(Restated)	RMB(Restated)	RMB
Revenues	583,463	699,218	639,139
Net loss	(217,609)	(227,670)	(699,152)
Net cash used in operating activities	(30,655)	(20,582)	(174,049)
Net cash used in investing activities	(14,055)	(32,260)	(275,719)
Net cash provided by/ (used in) financing activities	113,045	(6,838)	579,690
Net increase / (decrease) in cash and restricted cash	68,335	(59,680)	129,922
Cash and restricted cash at the beginning of the year	54,226	122,561	62,881
Cash and restricted cash at the end of the year	122,561	62,881	192,803

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for restricted cash of RMB893, RMB1,893 and RMB698 as of December 31, 2019, 2020 and 2021, respectively, accounts receivable of RMB168,250 and other receivables included in prepayments and other current assets of RMB10,611 as of December 31, 2019, that were pledged to secured bank borrowings, and as of December 31, 2020 and 2021, accounts receivable and other receivables included in prepayments and other current assets were not pledged for bank borrowings. The creditors of VIEs do not have recourse to the general credit of WFOE.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group's ability to operate profitably, to generate cash flows from operations, and its ability to attract investors and to borrow funds on reasonable economic terms.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE for which the WFOE is the primary beneficiary, and the VIE's subsidiaries.

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

All intercompany transactions and balances among the Company, its subsidiaries, the VIE, and the VIE's subsidiaries have been eliminated upon consolidation.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2021:

	Palace of Incorporation	Percentage of ownership
Beijing Ronglian Yitong Information Technology Co., Ltd.	PRC	VIE
Beijing Ronglian Qimo Technology Co., Ltd.	PRC	100%
Beijing Ronglian Guanghui Technology Co., Ltd.	PRC	100%
Beijing Baiyi High-tech Information Technology Co., Ltd.	PRC	100%
Beijing Ronglian Huitong Technology Information Co., Ltd.	PRC	100%
Shenzhen Zhongtian Wangjing Technology Co., Ltd.	PRC	100%
Cloopen Japan Co., Ltd.	Japan	100%
Anxun Guantong (Beijing) Technology Co., Ltd.	PRC	100%
Cloopen limited	HK	100%

(c) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Group’s financial statements include, but not limited to, revenue recognition, fair value of assets and liabilities acquired in business combination, the allowance for doubtful accounts receivable and contract assets, depreciable lives and recoverability of property and equipment and intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill, the realization of deferred income tax assets, the fair value of share based compensation awards, redeemable convertible preferred shares, short-term investments, equity method investments, other equity investments, warrant liabilities, the fair value of the ordinary shares to determine the existence of beneficial conversion feature of the redeemable convertible preferred shares, and management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.

In March 2020, the World Health Organization declared the outbreak of a disease caused by a novel strain of the coronavirus (“COVID-19”) to be a pandemic. After the initial outbreak of the COVID-19, some instances of COVID-19 infections have emerged from time to time. The COVID-19 pandemic has created and may continue to create significant uncertainty in the macroeconomic environment which, in addition to other unforeseen effects of this pandemic, may adversely impact the Group’s results of operations. The extent to which COVID-19 would impacts the results of operations is contingent on the future developments of the outbreak, including constant updates concerning the global severity of and actions needed to contain the outbreak, which are highly uncertain and unpredictable. Due to the uncertainty and the economic implications on global economics conditions from the COVID-19 pandemic, certain estimates and assumptions may change in the near term.

(d) Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of Federal Reserve Board on December 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

(e) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non‑income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f) Business combinations

Business combinations are recorded using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires an acquirer to determine the identifiable acquired assets, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred for an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

(g) Cash

Cash consists of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash on hand	119	1	28
Cash balances include deposits in: Financial institutions in the mainland of the PRC
—Denominated in Renminbi (“RMB”)	123,381	70,627	224,984
—Denominated in US$	33,811	223,435	121,721
—Denominated in Hong Kong S.A.R. Dollar (“HKD”)	19	17	16
Total cash balances held at mainland PRC financial institutions	157,211	294,079	346,721
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”)
—Denominated in HKD	-	-	5,942
—Denominated in US$	-	-	192,427
—Denominated in RMB	-	-	64,726
Total cash balances held at HKSAR financial institutions	-	-	263,095
Financial institutions in Japan
—Denominated in Japanese Yen	8,178	5,029	8,890
Total cash balances held at Japan financial institutions	8,178	5,029	8,890
Financial institutions in Malaysia
—Denominated in Malaysian Ringgit	-	-	105
—Denominated in US$	-	-	3,912
Total cash balances held at Malaysia financial institutions	-	-	4,017
Financial institutions in Singapore
—Denominated in SGD	-	-	322
Total cash balances held at Singapore financial institutions	-		322
Financial institutions in the United States
—Denominated in USD	-	-	31,893
Total cash balances held at the United States financial institutions	-	-	31,893
Financial institutions in the Philippines
—Denominated in PHP	-	-	1,213
Total cash balances held at the Philippines financial institutions	-	-	1,213
Total cash balances held at financial institutions	165,389	299,108	656,151
Total cash balances	165,508	299,109	656,179

The bank deposits, including term deposits, with financial institutions in the mainland of the PRC and Japan are insured by the government authorities up to RMB500 and JPY10,000, respectively. The bank deposits including term deposits are insured by the government authorities with amounts up to RMB14,615, RMB19,218 and RMB24,678 as of December 31, 2019, 2020, and 2021, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and Japan with acceptable credit rating.

(h) Restricted cash

Cash balances that have restrictions as to withdrawal or usage are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheets.

(i) Term deposits

Term deposits represent deposits at banks with original maturities more than three months but less than one year. The Group's term deposits were denominated in US$ and were deposited at financial institutions in the mainland of the PRC with the interest rate of 2.4%, 1%, and 0.44% per annum as of December 31, 2019, 2020 and 2021, respectively.

Term deposits maintained at financial institutions consist of the following:

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
US$ denominated bank deposits with financial institutions in the PRC	69,762	160,349	1,609,864

To limit exposure to credit risk relating to bank deposits, the Company primarily places term deposits only with large financial institutions in the PRC with acceptable credit rating.

(j) Short-term Investments

The Group's short-term investments represent the Group's investments in financial products managed by financial institutions in the PRC and Cayman which are redeemable at the option of the Group on any working day. Short-term investments are classified as available for sale debt securities and reported at fair value, with unrealized holding gains or losses, net of any related income tax effect, excluded from earnings and recorded as inaccumulated other comprehensive loss until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

(k) Accounts Receivable, net

Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Management considers the following factors when determining the collectability of specific accounts: historical experience, credit worthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. An allowance for doubtful accounts is made and recorded into general and administrative expenses based on aging of accounts receivable and on any specifically identified accounts receivable that may become uncollectible. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is a time lag between when the Group estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Group does not have any off‑balance sheet credit exposure related to its customers.

(l) Long-term investments

Equity method investments

The Group applies the equity method to account for an equity interest in an investee over which the Group has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method of accounting, the Group's share of the investee's results of operations is reported as share of losses of equity method investments in the consolidated statements of comprehensive loss.

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

Other equity investments

The Group elects the measurement alternative in ASC 321 and measures investments in “equity investment” at cost, adjusted for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. The Group considers information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

The Group makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value is impaired at each reporting period, and written down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value. If an equity investment without a readily determinable fair value is impaired, the Group includes an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

(m) Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

The estimated useful lives are as follows:

Computer and office equipment	3-5 years
Furniture and fixtures	3-5 years
Motor vehicles	4-5 years
Buildings	20 years
Leasehold improvements	The shorter of lease terms and estimated useful lives

Depreciation on property and equipment is calculated on the straight‑line method over the estimated useful lives of the assets.

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred.

(n) Intangible Assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The Group performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets..

The estimated useful lives of intangible assets are as follows:

Software copyrights	8 years
Telecommunication business operation licenses	3-5 years
Technology	6-10 years
Non-compete arrangements	4-7 year
Customer relationship	3-10 years
Trademark	10 years
Order backlogs	1-4 years
Software	3-8 years

(o) Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

The Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(p) Impairment of Long‑lived Assets

Long‑lived assets such as property and equipment and intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long‑lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

(q) Value Added Taxes

The Company's PRC subsidiaries are subject to value added tax (“VAT”). Revenue from providing cloud communication services and communication devices sales are generally subject to VAT at the rate of 6% and 13% since April 1, 2019, or 6% to 16% between May 1, 2018 and April 1, 2019, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(r) Warrant Liabilities

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

(s) Fair Value Measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market‑based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three‑level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

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

Financial assets and liabilities of the Group primarily consist of cash, restricted cash, term deposits, short‑term investments, accounts receivable - third parties, net, accounts receivable - related parties, net, other receivables included in prepayments and other current assets, long-term investment, amounts due from related parties, short-term borrowings, long-term borrowings, accounts payable, contract liabilities, other payables included in accrued expenses and other current liabilities and warrant liabilities. The Group measures short‑term investments at fair value on a recurring basis. Short‑term investments include financial products issued by financial institutions, which are valued based on prices per units quoted by issuers and are categorized in Level 2 of the fair value hierarchy.

Warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2019, 2020 and 2021, the carrying values of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group's non‑financial assets, such as intangible assets and property and equipment, would be measured at fair value only if they were determined to be impaired.

(t) Revenue recognition

The Group accounts for its revenue contracts in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC 606). According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group generate substantially all of the Group's revenues from the following services and products:

(1)
Communication Platform-as-a-Service (“CPaaS”) which allows customers to send text messages and place voice calls using the Company's cloud-based platform;
(2)
Cloud-based Contact Centers (“Cloud-based CC”) with which customers can operate their virtual contact centers and access related value-added services using the Company's cloud-based platform; and
(3)
Cloud-based Unified Communications and Collaborations (“Cloud-based UC&C”) where the Company creates customized communications software on customers' private clouds to meet their specific needs and deliver the software licenses to customers.

The Company recognizes revenue upon the transfer of control of promised products or services provided to the Company's customers, in the amount of consideration the Company expect to receive for those products or services (excluding sales taxes collected on behalf of government authorities). The Company's revenue contracts generally do not include a right of return in relation to the delivered products or services.

The timing of revenue recognition may differ from the timing of invoicing to the Company's customers. The Company record a contract asset when revenue is recognized prior to invoicing, and a contract liability when payment is received from a customer in advance of revenue recognition. The Company generally issue invoices based on contract terms, which may be when the services are completed, upon customer acceptance of the Company's deliverables or at preset milestones. Payments are due with standard payment terms which are generally not more than 90 days from invoice issuance.

We recognize the incremental costs of obtaining contracts as selling, general and administrative expenses when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less. Assets recognized for costs to obtain a contract were not material as of December 31, 2021. Costs to fulfill a contract are recorded as assets if they relate directly to a contract or a specific anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in the future and the costs are expected to be recovered. Costs to fulfill a contract recognized as assets primarily consist of labor and materials costs and generally relate to engineering and set-up costs incurred prior to the satisfaction of performance obligations. Assets recognized for costs to fulfill a contract are included in the “Prepaid expenses and other current assets” line of the consolidated balance sheets and were not material as of December 31, 2021. Such assets are recognized as expenses as we transfer the related goods or services to the customer. All other costs to fulfill a contract are expensed as incurred.

As of December 31, 2021, there were no material amounts of remaining performance obligations that are required to be disclosed. As permitted by ASC 606, we have elected not to disclose information about remaining performance obligations where i) the performance obligation is part of a contract that has an original expected duration of one year or less or ii) when we recognize revenue from the satisfaction of the performance obligation in accordance with the right-to-invoice practical expedient.

CPaaS revenues

The Company accounts for revenue from customers' usage of text message and voice call services on the Company's CPaaS platform as two separate performance obligations. The Company's service fees are determined by applying the contractual unit price to the monthly usage volume of text messages sent or minutes of voice calls placed and a contractual monthly fixed charge per subscriber multiplied by the number of subscribers recorded by the Company's CPaaS platform where relevant. The cloud-based services to send text messages and place voice calls are sold separately to customers with observable standalone selling prices.

The Company also provides services as an agent in provision of CPaaS platforms to customers. The Company identified one performance obligation and recognized the revenues, on a monthly basis, at the amount equal to the difference between the amount charged to the customers and the amount charged by telecommunication operators. The gross amount of revenue from services as an agent was RMB148 million, RMB212 million and RMB166 million for the years ended December 31, 2019, 2020 and 2021, respectively. The net amount of revenue from services as an agent was RMB17 million, RMB50 million and RMB41 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Cloud-based CC revenues

Customers subscribe to the Company's basic Cloud-based CC services at a fixed monthly fee and pay for other value-added services on a usage basis. The Company recognizes the monthly service fees ratably over the contract period during which the Company is obligated to grant customers continuous access to those basic Cloud-based CC services. Revenue for other value-added services on top of the basic subscription is determined by applying the contractual unit price to the monthly usage volume and recognized when the related services are provided to customers. The basic subscription is sold to customers at the same price with or without the value-added services, so the transaction price is allocated on the basis of observable stand-alone selling prices.

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

The Company also offers customized Cloud-based CC solutions to customers with tailored functionalities and interfacing capabilities suitable to their complicated IT environment. The Company has identified that the nature of our overall promise to customers as the provision of an appropriately customized and interfaced software solution comprising the customized CC license and other highly interdependent and interrelated services, and has accounted for the promise as one combined performance obligation. The Company applies an iterative process to design, test and implement the software in customers' IT environment and recognizes revenue for this performance obligation over a period of time during which the control of the customized Cloud-based CC solution is progressively transferred to the customers. The Company uses an input method to estimate progress, based on the proportion of the labour hours incurred relative to the estimated total labour hours. The Company also offers standard or non-complex cloud-based CC solutions to customers, and has identified one performance obligation in the agreement and recognized revenue upon delivery of standard software. The Company's Cloud-based CC contracts generally include a standard assurance-type warranty.

Cloud-based UC&C revenues

The Company offers customized Cloud-based UC&C solutions to customers with tailored functionalities and interfacing capabilities suitable to their complicated IT environment. The Company has identified that the nature of our overall promise to customers as the provision of an appropriately customized and interfaced software solution comprising the customized UC&C license and other highly interdependent and interrelated services, and has accounted for the promise as one combined performance obligation. The Company applies an iterative process to design, test and implement the software in customers' IT environment and recognizes revenue for this performance obligation over a period of time during which the control of the customized UC&C solution is progressively transferred to the customers. The Company uses an input method to estimate progress, based on the proportion of the labour hours incurred relative to the estimated total labour hours. The Company also offers standard or non-complex cloud-based UC&C solutions to customers, and has identified one performance obligation in the agreement and recognized revenue upon delivery of standard software. Our cloud-based UC&C contracts generally include a standard assurance-type warranty.

(u) Cost of Revenues

Cost of revenues mainly consists of payroll and related costs for employees, communication service expense associated with the use of facilities and equipment by these employees, such as rental and depreciation expenses, communication service expense charges to telecom operators or its distributors and cloud service fees to cloud service providers.

(v) Research and Development Expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching in the field of cloud communication, and outsourced design expenses as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Research and development expenses are expensed as incurred in accordance with ASC 730 amounted to RMB167,484 RMB174,192 and RMB297,360 for the years ended December 31, 2019, 2020 and 2021, respectively .

(w) Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising expenses, promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2019, 2020 and 2021, the advertising expenses were RMB36,967 RMB46,942 and RMB 57,618 respectively.

(x) General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, such as rental and depreciation expenses, professional fees and other general corporate expenses.

(y) Share‑based Compensation

The Group applied ASC 718, Compensation-Stock Compensation (“ASC 718”), to account for its employee share-based payments. Share-based awards granted to the founders and employees in the form of restricted shares are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded-vesting schedules over the requisite service period for each separately vesting portion (or tranche) of the award. The Group elects to recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

Share‑based compensation in relation to the restricted ordinary shares is measured based on the fair value of the Company's ordinary shares at the grant date of the award, which is estimated using the income approach and equity allocation method. Estimation of the fair value of the Company's ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, discount rate, risk‑free interest rate and subjective judgments regarding the Company's projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share‑based compensation in relation to the share options is estimated using the binominal option pricing model. The determination of the fair value of share options is affected by the fair value of the Company's ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk‑free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management's estimates and assumptions.

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

(z) Employee Benefits

The Company's subsidiaries and the VIE and VIE's subsidiaries in the PRC participate in a government mandated, multi-employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by the subsidiary of Japan. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB66,216 RMB45,181 and RMB94,148 for the years ended December 31, 2019, 2020 and 2021, respectively.

(aa) Income Taxes

The Company follows the asset and liability method in according for income taxes in according to ASC topic 740"Taxation" ("ASC 740"), Income Taxes, Under this method, current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements' carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more‑likely‑than‑not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

The Company adopts ASC740 to account for uncertainty in income taxes. ASC740 clarifies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re‑assessed. Adjustments, if required, are recorded in the Group's consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2019, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

(bb) Operating Leases

The Group leases premises for offices under non‑cancellable operating leases. Leases with escalated rent provisions are recognized on a straight‑line basis commencing with the beginning of the lease term.

(cc) Foreign Currency Translation and Foreign Currency Risks

The Company's reporting currency is RMB. The functional currency of the Company and its subsidiary incorporated at Hong Kong S.A.R. is the US$. The functional currency of the Company's subsidiary incorporated at Japan is JPY. The functional currency of the Company's PRC subsidiary, the VIE and the VIE's subsidiaries is RMB.

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

The financial statements of the Company, its subsidiary incorporated at Hong Kong S.A.R. and its subsidiary incorporated at Japan are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficits) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders' deficit.

RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

(dd) Concentration and Risk

Concentration of customers and suppliers

No customers individually represent greater than 10.0% of total revenues of the Group during the years ended December 31, 2019, 2020 and 2021.

No suppliers individually represent greater than 10.0% of total purchases of the Group during the years ended December 31, 2020 and 2021. One supplier represent 18.2% of total cost of the Group as of December 31,2019.

No customers individually represent greater than 10.0% of accounts receivable, net including related party amounts and contract assets as of December 31, 2019. One customer represent 11.4% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31,2020 and one customer represent 17.4% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2021.

No suppliers individually represent greater than 10.0% of total accounts payable of the Group as of December 31, 2019 and 2020. Two suppliers represent 12.7% and 10.5% of total accounts payable of the Group as of December 31, 2021, respectively.

No customers individually represent greater than 10.0% of contract liabilities of the Group as of December 31, 2019 and 2020, and one customer represent 11.4% of total contract liabilities of the Group as of December 31, 2021.

No suppliers individually represent greater than 10.0% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2019. One supplier individually represents 19.7% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2020 and two suppliers represent 26.2% and 13.9% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2021.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, term deposits, short‑term investments and accounts receivable. The total amount of these financial instruments were RMB426 million, RMB676 million and RMB2,553 million as of December 31, 2019, 2020 and 2021.

The Group's investment policy requires cash, restricted cash, term deposits and short‑term investments to be placed with high‑quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on‑site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

Interest rate risk

The Group's short-term bank borrowings bears interests at fixed rates. If the Group were to renew these loans, the Group might be subject to interest rate risk.

(ee) Loss per Share

In accordance with ASC 260, Earnings per Share, basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and participating securities during the period, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two‑class method. Under the two‑class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

The Company's preferred shares and restricted ordinary shares are participating securities. The preferred shares are participating securities as they participate in undistributed earnings on an as‑if‑converted basis and the restricted ordinary shares are participating securities as the holders of the restricted ordinary shares have a non‑forfeitable right to receive dividends with all ordinary shares. Neither the preferred shares nor the restricted ordinary shares has a contractual obligation to fund or otherwise absorb the Group's losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares, preferred shares and restricted ordinary shares; whereas any undistributed net loss is allocated to ordinary shares only.

Unvested restricted ordinary shares are excluded from the weighted average number of ordinary shares outstanding because the restricted ordinary shareholders must return the restricted ordinary shares to the Company, if the specified condition are not met.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and shares issuable upon the exercise of warrants, and ordinary shares issuable upon the vest of restricted ordinary shares or exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti‑dilutive.

(ff) Segment Reporting

The Company's chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management's operation review, the Company's chief executive officer and management personnel do not segregate the Group's business by product or service. All products and services are viewed as in one and the only operating segment.

(gg) Treasury Stock

The Company accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the stock is recorded in the treasury stock account on the consolidated balance sheets. At retirement of the treasury stock, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stock over the aggregate par value is allocated between additional paid-in capital and retained earnings.

(hh) Subscription receivable

Subscription receivable was receivables for a shareholder and Series C and Series E Redeemable Convertible Preferred Shares. As of December 31, 2019, 2020 and 2021, subscription receivable were RMB23,220, RMB336,179 and nil.

(ii) Statutory Reserves

In accordance with the PRC Company Laws, the Group's PRC subsidiary, VIE and VIE's subsidiaries must make appropriations from their after‑tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non‑distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after‑tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

During the years ended December 31, 2019, 2020 and 2021, no profit appropriation to statutory surplus fund for the Group's entities incorporated in the PRC. No appropriation to discretionary surplus fund was made for any of the periods presented by the Group's PRC subsidiary, VIE and VIE's subsidiaries.

(jj) Impact of newly adopted accounting pronouncement

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance on January 1, 2021 with no material impact on its audited consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) - Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (ASU 2018-15). ASC 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This standard will be effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021 and should be applied either retrospectively or prospectively. Early adoption is permitted. The Company adopted this guidance on January 1, 2021 with no material impact on its audited consolidated financial statements.

(kk) Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in November 2019 by ASU 2019-09, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which deferred the effective date of new leases standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt the new standard on January 1, 2022 . The Group has evaluated the impact of adopting this standard, with approximately RMB35 million of operating lease right-of-use assets and lease liabilities for operating leases would be recognized on the consolidated balance sheet as of January 1, 2022. The adoption had no material impact on the Company's consolidated statements of comprehensive loss for the period ended December 31,2022 or the opening balances of retained earnings as of January 1,2022.

In June 2016, the FASB amended ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-09, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments – Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, ASU 2016-13 will be applied for the fiscal year beginning January 1, 2023 and interim periods therein. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. Prior to this ASU, an acquirer generally recognizes contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The ASU is to be applied prospectively to business combinations occurring on or after the effective date of the amendment (or if adopted early as of an interim period, as of the beginning of the fiscal year that includes the interim period of early application). The adoption is not expected to have a significant effect on the Company's consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). It requires issuers to make annual disclosures about government assistance, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. The amendments in this Update are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 with no material impact on the Company's consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the group's consolidated financial statements .

In September 2022, the FASB issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. The amendments do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The new guidance is required to be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. This guidance is effective for the Company for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the group's consolidated financial statements .

In March 2023, the FASB issued ASU No. 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, that is intended to improve the accounting and disclosures for investments in tax credit structures. This ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period. The adoption of ASU 2023-02 is not expected to have any impact on the Company’s consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This standard was issued in response to the SEC’s disclosure update and simplification initiative, which affects a variety of topics within the Accounting Standards Codification. The amendments apply to all reporting entities within the scope of the affected topics unless otherwise indicated. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently evaluating the impact this guidance will have on its financial statement disclosures.

3. RESTATEMENT AND RECLASSIFICATIONS

Starting from May 2022, the Company's audit committee conducted an independent internal investigation (the “Investigation”) regarding certain issues identified by its predecessor auditor during the course of the audit of the Company's consolidated financial statements for the year ended December 31, 2021. Besides, the Company reviewed its consolidated financial statements, and identified errors related to the consolidated financial statements for the fiscal years from 2019 to 2020. In response, the Company restated its consolidated financial statements for the fiscal years from 2019 to 2020.
The effects of the reclassification and restatement for the errors on the consolidated balance sheets are as follows:

		As of December 31, 2019
		As	Restatement	As
		previously	adjustments	Restated
	Items	reported
		RMB	RMB	RMB
ASSETS
Current assets:
Cash	(g)	164,118	1,390	165,508
Restricted cash	(g)	195	698	893
Term deposits		69,762	-	69,762
Short-term investments		2,501	-	2,501
Accounts receivable – third parties, net	(a),(h)	206,629	(29,397)	177,232
Accounts receivable – related parties, net	(f)	12,502	(2,294)	10,208
Contract assets	(a)	25,250	(9,668)	15,582
Amounts due from related parties		6,446	6	6,452
Prepayments and other current assets	(c),(g),(h)	113,775	(46,014)	67,761
Total current assets		601,178	(85,279)	515,899

Long-term investments	(d)	40,077	(4,849)	35,228
Property and equipment, net	(g)	17,904	(8,812)	9,092
Intangible assets, net	(g),(h)	3,443	8,072	11,515
Deferred income tax assets	(h)	180	(180)	-
Other non current assets	(h)	4,648	(942)	3,706
Total non-current assets		66,252	(6,711)	59,541
Total assets		667,430	(91,990)	575,440

Current liabilities:
Short term bank borrowings		26,838	-	26,838
Accounts payable	(b),(h)	148,828	(28,531)	120,297
Contract liabilities	(h)	111,953	9,795	121,748
Amounts due to related parties	(f)	3,180	564	3,744
Accrued expenses and other current liabilities	(a),(c),(h)	68,768	(4,160)	64,608
Total current liabilities		359,567	(22,332)	337,235
Non-current warrant liabilities	(e)	19,631	(14,922)	4,709
Long-term borrowings	(e)	96,190	8,008	104,198
Deferred income tax liabilities	(h)	-	259	259
Total non-current liabilities		115,821	(6,655)	109,166
Total liabilities		475,388	(28,987)	446,401
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares	(e)	183,371	(8,843)	174,528
Series B Redeemable Convertible Preferred Shares	(e)	212,123	(9,169)	202,954
Series C Redeemable Convertible Preferred Shares	(e)	613,767	(5,920)	607,847

Series D Redeemable Convertible Preferred Shares	(e)	205,776	3,050	208,826
Series E Redeemable Convertible Preferred Shares	(e)	229,104	870	229,974
Total mezzanine equity		1,444,141	(20,012)	1,424,129
Shareholders’ deficit:
Pre-offering Class A Ordinary Shares		24	-	24
Pre-offering Class B Ordinary Shares		33	-	33
Subscription receivable		(23,220)	-	(23,220)
Accumulated other comprehensive loss	(e)	(72,549)	(4,945)	(77,494)
Accumulated deficit	(j)	(1,140,573)	(27,583)	(1,168,156)
Total shareholders' Deficit attributable to Cloopen Group Holding Limited		(1,236,285)	(32,528)	(1,268,813)
Non-controlling interests	(i)	(15,814)	(10,463)	(26,277)
Total shareholders' Deficit		(1,252,099)	(42,991)	(1,295,090)
Total liabilities, mezzanine equity and shareholders'Deficit		667,430	(91,990)	575,440

		As of December 31, 2020
		As	Restatement	As
		previously	adjustments	Restated
	Items	reported
		RMB	RMB	RMB
ASSETS
Current assets:
Cash	(g)	296,565	2,544	299,109
Restricted cash		1,893	-	1,893
Term deposits		160,349	-	160,349
Accounts receivable – third parties, net	(a),(h)	228,893	(26,721)	202,172
Accounts receivable – related parties, net	(f)	9,447	2,995	12,442
Contract assets	(a)	36,307	(17,965)	18,342
Amounts due from related parties	(f)	6,275	(33)	6,242
Prepayments and other current assets	(c),(g),(h)	139,257	(42,805)	96,452
Total current assets		878,986	(81,985)	797,001
Long-term investments	(d)	66,162	(18,862)	47,300
Property and equipment, net	(g)	16,416	(8,696)	7,720
Intangible assets, net	(g),(h)	2,023	7,983	10,006
Deferred income tax assets	(h)	1,049	(1,049)	-
Other non current assets	(h)	3,825	970	4,795
Total non-current assets		89,475	(19,654)	69,821
Total assets		968,461	(101,639)	866,822
Current liabilities:
Short term bank borrowings		20,000	-	20,000
Accounts payable	(b),(h)	131,599	(16,050)	115,549
Contract liabilities	(h)	95,993	81,383	177,376
Amounts due to related parties	(f)	2,813	1,453	4,266
Payables to an affiliate of a Series C Redeemable Convertible Preferred Shareholder		230,087	-	230,087
Accrued expenses and other current liabilities	(a),(c),(h)	93,967	(8,238)	85,729
Warrant liabilities	(e)	202,272	(164,369)	37,903
Total current liabilities		776,731	(105,821)	670,910
Non-current warrant liabilities	(e)	19,470	(9,820)	9,650
Deferred income tax liabilities	(h)	-	185	185
Total non-current liabilities		19,470	(9,635)	9,835
Total liabilities		796,201	(115,456)	680,745
Mezzanine equity:
Series A Redeemable Convertible Preferred Shares	(e)	648,328	(267,664)	380,664
Series B Redeemable Convertible Preferred Shares	(e)	686,082	(281,688)	404,394
Series C Redeemable Convertible Preferred Shares	(e)	1,579,397	(636,169)	943,228
Series D Redeemable Convertible Preferred Shares	(e)	444,789	(176,216)	268,573
Series E Redeemable Convertible Preferred Shares	(e)	720,044	(282,795)	437,249
Series F Redeemable Convertible Preferred Shares	(e)	1,133,364	(441,892)	691,472
Subscription receivables for Series C and Series E Redeemable Convertible Preferred Shares	(e)	(336,179)	-	(336,179)
Total mezzanine equity		4,875,825	(2,086,424)	2,789,401
Shareholders’ deficit:
Pre-offering Class A Ordinary Shares		29	-	29
Pre-offering Class B Ordinary Shares		33	-	33
Accumulated other comprehensive income	(e)	208,672	(132,939)	75,733
Accumulated deficit	(j)	(4,914,644)	2,233,012	(2,681,632)
Total shareholders' Deficit attributable to Cloopen Group Holding Limited		(4,705,910)	2,100,073	(2,605,837)
Non-controlling interests	(i)	2,345	168	2,513
Total shareholders' Deficit		(4,703,565)	2,100,241	(2,603,324)
Total liabilities, mezzanine equity and shareholders'Deficit		968,461	(101,639)	866,822

The effects of the reclassifications and restatement for the errors on the consolidated statements of operations and comprehensive loss are as follows:

		For the year ended December 31, 2019
		As	Restatement	As
		previously	adjustments	Restated
	Items	reported
		RMB	RMB	RMB

Revenues	(a)	650,282	(57,484)	592,798
Cost of revenues	(b)	(382,868)	4,838	(378,030)
Gross profit		267,414	(52,646)	214,768
Operating expenses:
Selling and marketing expenses	(c)	(173,083)	(2,926)	(176,009)
General and administrative expenses	(c)	(108,315)	6,263	(102,052)
Research and development expenses	(c)	(161,852)	(5,632)	(167,484)
Total operating expenses		(443,250)	(2,295)	(445,545)
Operating loss		(175,836)	(54,941)	(230,777)
Other income (expense):
Interest expenses	(h),(e)	(6,750)	4,673	(2,077)
Interest income	(h)	989	3	992
Investment income		114	-	114
Loss from disposal of subsidiaries, net		21	-	21
Share of losses of equity method investments	(d)	(15)	15	-
Change in fair value of warrant liabilities	(e)	138	361	499
Change in fair value of other equity investments		900	-	900
Foreign currency exchange losses, net	(h)	(2,404)	(178)	(2,582)
Loss before income taxes		(182,843)	(50,067)	(232,910)
Income tax expenset	(i)	(653)	104	(549)
Net loss		(183,496)	(49,963)	(233,459)

Net loss attributable to non-controlling interests	(i)	(8,693)	(7,627)	(16,320)
Net loss attributable to Cloopen Group Holding Limited		(174,803)	(42,336)	(217,139)
Accretion and modifications of Redeemable Convertible Preferred Shares	(e)	(141,032)	117,691	(23,341)
Deemed dividend to Series E Redeemable Convertible Preferred Shareholders		-	-	-
Net loss attributable to ordinary shareholders		(315,835)	75,355	(240,480)

		For the year ended December 31, 2020
		As	Restatement	As
		previously	adjustments	Restated
	Item	reported
		RMB	RMB	RMB
Revenues	(a)	767,688	(44,235)	723,453
Cost of revenues	(b)	(460,703)	(17,415)	(478,118)
Gross profit		306,985	(61,650)	245,335
Operating expenses:
Selling and marketing expenses	(c)	(211,366)	10,956	(200,410)
General and administrative expenses	(c)	(205,896)	(35,460)	(241,356)
Research and development expenses	(c)	(173,015)	(1,177)	(174,192)
Total operating expenses		(590,277)	(25,681)	(615,958)
Operating loss		(283,292)	(87,331)	(370,623)
Other income (expense):
Interest expenses	(e)	(14,301)	10,824	(3,477)
Interest income	(h)	1,167	(189)	978
Investment income		12	-	12
Gains(losses) from disposal of subsidiaries, net	(d)	14,562	(21,837)	(7,275)
Share of losses of equity method investments	(d)	(2,446)	2,446	-
Change in fair value of warrant liabilities	(e)	(221,462)	160,008	(61,454)
Change in fair value of other equity investments	(d)	2,154	9,460	11,614
Foreign currency exchange gains, net	(h)	5,391	724	6,115
Loss before income taxes		(498,215)	74,105	(424,110)
Income tax expense	(i)	(1,624)	497	(1,127)
Net loss		(499,839)	74,602	(425,237)

Net loss attributable to non-controlling interests	(i)	(7,658)	7,653	(5)
Net loss attributable to Cloopen Group Holding Limited		(492,181)	66,949	(425,232)
Accretion and modifications of Redeemable Convertible Preferred Shares	(e)	(3,327,580)	2,188,472	(1,139,108)
Deemed dividend to Series E Redeemable Convertible Preferred Shareholders	(e)	(12,070)	(2,659)	(14,729)
Net loss attributable to ordinary shareholders		(3,831,831)	2,252,762	(1,579,069)

The effects of the reclassifications and restatement for the errors on the consolidated statements of cash flows are as follows:

	For the year ended December 31, 2019
	As previously	Restatement	As
	reported	adjustments	Restated
	RMB	RMB	RMB
Operating activities:
Net loss	(183,496)	(49,963)	(233,459)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	8,279	(5,492)	2,787
Share-based compensation	27,455	(304)	27,151
Depreciation and amortization	8,292	498	8,790
Deferred tax benefit	345	(511)	(166)
Share of losses of equity method investments	15	(15)	-
Change in fair value of other equity investments	(900)	-	(900)
Losses from disposal of property and equipment	79	716	795
Investment income	(114)	-	(114)
Accretion of interest expenses on unsecured loans	0	299	299
gains from disposal of subsidiaries, net	(21)	-	(21)
Change in fair value of warrant liabilities	(138)	(361)	(499)
Unrealized foreign exchange loss	2,404	178	2,582
Accounts receivable-third parties	(84,015)	21,782	(62,233)
Accounts receivable-related parties	7,515	(1,948)	5,567
Contract assets	(7,796)	10,220	2,424
Amounts due from related parties	(3,936)	(6)	(3,942)
Prepayments and other current assets	(27,105)	23,740	(3,365)
Other non-current assets	356	(1,902)	(1,546)
Accounts payable	58,574	(21,720)	36,854
Contract liabilities	14,691	21,404	36,095

Amounts due to related parties	2,025	783	2,808
Accrued expenses and other current liabilities	11,106	7,406	18,512
Net cash used in operating activities	(166,385)	4,804	(161,581)
Investing activities:
Cash paid for purchase of property and equipment	(10,094)	5,044	(5,050)
Cash paid for purchase of intangible assets	(378)	(5,931)	(6,309)
Cash paid for purchase of other equity investments	(5,688)	-	(5,688)
Cash paid for purchase of short term investments	(34,000)	-	(34,000)
Cash received from disposal of property and equipment	496	-	496
Cash received from sale of short term investments	34,614	-	34,614
Collection of interest free loans provided to related parties	310	-	310
Cash paid for term deposits	(69,762)	-	(69,762)
Net cash used in investing activities	(84,502)	(887)	(85,389)
Financing activities:
Proceeds from issuance of Series E Redeemable Convertible Preferred Shares	226,646	-	226,646
Payment of issuance costs	(12,427)	-	(12,427)
Proceeds from long-term borrowing	106,092	-	106,092
Cash paid for acquisition of interest of a subsidiary held by non-controlling shareholder	(4,000)	-	(4,000)
Cash received from capital contribution from non-controlling shareholder	2,146	-	2,146
Proceeds from short term bank borrowings	19,941	-	19,941
Repayment for short term bank borrowings	(12,988)	-	(12,988)
Net cash provided by financing activities	325,410	-	325,410
Effect of foreign currency exchange rate changes on cash	2,866	(5,109)	(2,243)
Net increase in cash and restricted cash	77,389	(1,192)	76,197
Cash and restricted cash at the beginning of the year	86,924	3,280	90,204
Cash and restricted cash at the end of the year	164,313	2,088	166,401

	For the year ended December 31, 2020
	As previously	Restatement	As
	reported	adjustments	Restated
	RMB	RMB	RMB
Operating activities:
Net loss	(499,839)	74,602	(425,237)
Adjustments to reconcile net loss to net cash used in operating activities	-	-	-
Allowance for doubtful accounts	19,432	14,653	34,085
Share-based compensation	117,066	17,198	134,264
Depreciation and amortization	8,598	18	8,616
Deferred tax benefit	(869)	795	(74)
Share of losses of equity method investments	2,446	(2,446)	-
Change in fair value of other equity investments	(2,154)	(9,460)	(11,614)
gains from disposal of property and equipment	(49)	(27)	(76)
Investment income	(12)	-	(12)
Accretion of interest expenses on unsecured loans	12,718	(10,824)	1,894
Losses (gains) from disposal of subsidiaries, net	(14,562)	21,837	7,275
Change in fair value of warrant liabilities	221,462	(160,008)	61,454
Unrealized foreign exchange gain s	(5,391)	(724)	(6,115)
Accounts receivable-third parties	(38,501)	(14,368)	(52,869)
Accounts receivable-related parties	3,216	(6,205)	(2,989)
Contract assets	(14,750)	6,252	(8,498)
Amounts due from related parties	(40)	40	-
Prepayments and other current assets	(20,746)	(2,738)	(23,484)
Other non-current assets	824	(1,913)	(1,089)
Accounts payable	(17,224)	12,480	(4,744)
Contract liabilities	(15,961)	71,589	55,628
Amounts due to related parties	(367)	889	522
Accrued expenses and other current liabilities	20,584	(4,042)	16,542
Net cash used in operating activities	(224,119)	7,598	(216,521)
Investing activities:
Cash paid for purchase of property and equipment	(5,470)	2,068	(3,402)
Cash paid for purchase of intangible assets	(515)	(2,152)	(2,667)
Cash paid for purchase of other equity investments	(457)	-	(457)
Cash received from disposal of property and equipment	62	-	62
Cash received from sale of short term investments	2,512	-	2,512
Cash disposed of from disposal of subsidiaries	(1,463)	(8)	(1,471)
Payment of interest free loans provided to related parties	(3,950)	-	(3,950)
Collection of interest free loans provided to related parties	4,160	-	4,160
Cash paid for term deposits	(160,349)	-	(160,349)
Cash received from maturity of term deposits	69,762	-	69,762
Net cash used in investing activities	(95,708)	(92)	(95,800)
Financing activities:
Proceeds from issuance of Series F Redeemable Convertible Preferred Shares	598,662	-	598,662
Payment of issuance costs	(6,282)	-	(6,282)
Repayment for long term borrowings	(106,092)	-	(106,092)
Cash paid for acquisition of interest of a subsidiary held by non-controlling shareholder	(16,095)	-	(16,095)
Payment of IPO costs	(5,714)	-	(5,714)
Proceeds from short term bank borrowings	20,000	-	20,000
Repayment for short term bank borrowings	(26,838)	-	(26,838)
Net cash provided by financing activities	457,641	-	457,641
Effect of foreign currency exchange rate changes on cash	(3,668)	(7,051)	(10,719)
Net increase in cash and restricted cash	134,146	455	134,601
Cash and restricted cash at the beginning of the year	164,313	2,088	166,401
Cash and restricted cash at the end of the year	298,459	2,543	301,002

The following errors in the Company's annual financial statements were identified and corrected as part of the restatement:

(a)
Restatement adjustments to inaccurate revenue and relevant accounts

The Company restated the inaccurate revenue, resulting in a decrease of RMB57.5 million and an increase of RMB44.2 million for the years ended December 31, 2019, and 2020, which mainly resulted from 1) cut-off errors; 2) errors in revenue recognition in accordance with ASC Topic 606; and 3) inaccurate accounting treatment of net basis transactions. The detailed effects of restatement adjustments are as follows:

		For the year ended December 31,
		2019	2020
	Item	RMB	RMB

Revenue	1)	(16,207)	19,154
Revenue	2)	(38,492)	(68,973)
Revenue	3)	(2,785)	5,584
		(57,484)	(44,235)

		As of December 31,
		2019	2020
	Item	RMB	RMB
Accounts receivable – third parties, net	1)	(16,321)	19,288
Accounts receivable – third parties, net	2)	(29,093)	(51,490)
Contract assets	2)	(9,668)	(17,965)
Accrued expenses and other current liabilities	1)	(3,282)	(2,989)

(b)
Restatement adjustments to inaccurate cost of revenue and relevant accounts

The Company restated the inaccurate cost of revenue, resulting in a decrease of RMB4.8 million and an increase of RMB17.4 million for the years ended December 31, 2019, and 2020, which mainly resulted from: 1) cut-off errors; 2) inaccurate accounting treatment of net basis transactions; 3) reclassification between cost of revenue and expenses; 4) improper accrual basis for social securities and 5) fair value change of share options due to the change of accounting estimations. The detailed effects of restatement adjustments are as follows:

		For the year ended December 31,
		2019	2020
	Item	RMB	RMB
Cost of revenue	1)	(351)	8,966
Cost of revenue	2)	(2,785)	5,584
Cost of revenue	3)	(2,337)	2,315
Cost of revenue	4)	526	275
Cost of revenue	5)	109	275
		(4,838)	17,415

		As of December 31,
		2019	2020
	Item	RMB	RMB
Accounts payable	1)	(372)	9,504
Accrued expenses and other current liabilities	1)	21	(538)
Accrued expenses and other current liabilities	4)	526	275

(c)
Restatement adjustments to expenses inaccuracies and related accounts

The Company restated the selling and marketing expenses, resulting in an increase of RMB2.9 million and a decrease of RMB11.0 million for the years ended December 31, 2019, and 2020, which mainly resulted from: 1) improper accrual basis for social securities; 2) cut-off errors; 3) reclassification between expenses; and 4) fair value change of share options due to the change of accounting estimations. The detailed effects of restatement adjustments are as follows:

		For the year ended December 31,
		2019	2020
	Item	RMB	RMB
Selling and marketing expenses	1)	495	287
Selling and marketing expenses	2)	5,711	(10,412)
Selling and marketing expenses	3)	(3,926)	(9,706)
Selling and marketing expenses	4)	646	8,875
		2,926	(10,956)

		As of December 31,
		2019	2020
	Item	RMB	RMB
Accrued expenses and other current liabilities	1)	495	287

The Company restated the general and administrative expenses, resulting in a decrease of RMB6.3 million and an increase of RMB35.5 million for the years ended December 31, 2019, and 2020, which mainly resulted from: 1) improper accrual basis for social securities; 2) impairment of other receivables and improper amortization of intangible assets; 3) reclassification between expenses; 4) cut-off errors; and 5) fair value change of share options due to the change of accounting estimations. The detailed effects of restatement adjustments are as follows:

		For the year ended December 31,
		2019	2020
	Item	RMB	RMB
General and administrative expenses	1)	1,734	764
General and administrative expenses	2)	1,423	(205)
General and administrative expenses	3)	2,950	3,181
General and administrative expenses	4)	(11,061)	15,682
General and administrative expenses	5)	(1,309)	16,038
		(6,263)	35,460

		As of December 31,
		2019	2020
	Item	RMB	RMB
Accrued expenses and other current liabilities	1)	1,734	764
Prepayments and other current assets	2)	793	(48)

The Company restated the research and development expenses, resulting in an increase of RMB5.6 million and RMB1.2 million for the years ended December 31, 2019, and 2020, which mainly resulted from: 1) improper accrual basis for social securities; 2) reclassification between expenses and cost; 3) fair value change of share options due to the change of accounting estimations; and 4) cut-off errors. The detailed effects of restatement adjustments are as follows:

		For the year ended December 31,
		2019	2020
	Item	RMB	RMB
research and development expenses	1)	1,955	972
research and development expenses	2)	3,312	4,210
research and development expenses	3)	365	(487)
research and development expenses	4)	-	(3,518)
		5,632	1,177

		As of December 31,
		2019	2020
	Item	RMB	RMB
Accrued expenses and other current liabilities	1)	1,955	972

(d)
Restatement adjustments to long-term investments and related accounts

The Company has properly classified and presented the long-term investments and related accounts in the restated consolidation financial statement and disclosed in Note 8. The following is the detail of the restatement adjustments.

On September 2, 2019, Ronglian Yitong acquired 10% equity interest of Beijing Chenfeng Network Technology Co., Ltd. (“Beijing Chenfeng”). After the financing of series pre-A, Series A, Series B, Series B+ and Series B++ in 2020 and 2021 by Beijing Chenfeng, the liquidation preference and redemption option of Ronglian Yitong was inferior to Series B++, Series B+, Series B, Series A and series pre-A. As a result, the investment in Beijing Chenfeng didn’t contain substantive liquidation preference and redemption option. The Company adjusted retrospectively and reclassified the investment from available-for-sale debt security to other equity investment as of December 31, 2019 and 2020, and reclassified from unrealized holding gain on available-for-sale securities, net of nil income taxes to the change in fair value of other equity investments was RMB9.5 million for the year ended 31 December, 2020, accordingly. For details, please refer to Note 8(b).

Lianxinzhihui repurchased all shares held by Ronglian Yitong at the price of RMB1.5 million in June, 2021, therefore, the Company adjusted retrospectively and made an impairment of RMB2.3 million prior to December 31, 2018. After the impairment, the balance on the investment of Lianxinzhihui was RMB1.5 million and the Company didn’t need to pick up share of gains or losses of the investment for the years ended December 31, 2019 and 2020.

In March 2018, the Company sold Shanghai Yuhuan’ equity interest of 1.44% without accounting treatment, as a result , the company restated long-term investments, leading to a decrease of RMB2.5 million as at 31 December, 2019 and 2020.

On March 23, 2020, a new third-party investor acquired 7.69% of the equity interest of one subsidiary, Beijing Jingu Shitong Technology Co., Ltd. (“Jingu”), which led to the reduction of the Group's ownership from 60% to 55.38%. Accordingly, the article of association of Jingu was updated that all the matters should be voted and agreed by shareholders with at least 2/3 voting rights. The article of association can only be modified with the agreement by shareholders with at least 2/3 voting rights. As a result, the Group deconsolidated Jingu as of March 23, 2020 when the Group ceased to have a controlling financial interest in Jingu. In June 2021, Jingu ceased business operation due to the impact of the COVID-19 outbreak and the new regulations on K-12 after-school tutoring in China. The Company adjusted and remeasured the retained non-controlling investment in Jingu to nil as at the deconsolidated date, leading to a loss from disposal of a subsidiary amounting to RMB7.3 million for the year ending December 2020.

As mentioned above, the restated long-term investments are as follows:

	As of December 31, 2019			As of December 31, 2020
	As	Restatement	As	As	Restatement	As
	previously	adjustments	Restated	previously	adjustments	Restated
	reported			reported
	RMB	RMB	RMB	RMB	RMB	RMB
Beijing Chenfeng Network Technology Co., Ltd	2,500	—	2,500	11,800	160	11,960
Beijing Lianxinzhihui Technology Co., Ltd	3,789	(2,289)	1,500	3,751	(2,251)	1,500
Beijing Jingushitong Technology Co., Ltd	—	—	—	14,211	(14,211)	—
Shanghai YuHuan Information System Co.Ltd	25,600	(2,560)	23,040	25,600	(2,560)	23,040
Hangzhou Paileyun Technology Co., Ltd	3,188	—	3,188	5,800	—	5,800
Beijing Hujingtiaoyue Technology Co., Ltd	5,000	—	5,000	5,000	—	5,000
Total long-term investment	40,077	(4,849)	35,228	66,162	(18,862)	47,300

(e)
Restatement adjustments to mezzanine equity and warrant liabilities and related accounts

The Company reviewed and revalued the fair value of redeemable convertible preferred shares, unsecured convertible loan with detachable warrants and warrants with the assistance of valuer, which led to the restatement adjustments to mezzanine equity, warrant liabilities and related accounts in the restated consolidation financial statement. The detail of the restatement adjustments was as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Warrant liabilities, current portion	—	(164,369)
Non-current warrant liabilities	(14,922)	(9,820)
Long-term borrowings	8,008	—
Series A Redeemable Convertible Preferred Shares	(8,843)	(267,664)
Series B Redeemable Convertible Preferred Shares	(9,169)	(281,688)
Series C Redeemable Convertible Preferred Shares	(5,920)	(636,169)
Series D Redeemable Convertible Preferred Shares	3,050	(176,216)
Series E Redeemable Convertible Preferred Shares	870	(282,795)
Series F Redeemable Convertible Preferred Shares	—	(441,892)
Accumulated other comprehensive income (loss)	(4,945)	(132,939)

	For the year ended December 31,
	2019	2020
	RMB	RMB
Interest expenses	(4,652)	(10,824)
Change in fair value of warrant liabilities	(361)	(160,008)
Accretion and modifications of Redeemable Convertible Preferred Shares	(117,691)	(2,188,472)
Deemed dividend to Series E Redeemable Convertible Preferred Shareholders	—	2,659

(f)
Incomplete disclosed related party transactions

The Company has properly classified and corrected the related party balances and transactions in the restated consolidation financial statements and disclosed in Note 22. The restatement resulted in a decrease of RMB2.3 million and an increase of RMB6 and RMB0.6 million for accounts receivable- related parties, net, amounts due from related parties and amounts due to related parties as of December 31, 2019, and an increase of RMB3.0 million, RMB1.5 million and a decrease of RMB33 for accounts receivable- related parties, net, amounts due to related parties, and amounts due from related parties as of December 31, 2020.

(g)
Reclassification adjustments to balance sheet items

The Company reclassified some errors on balance sheet items, which led to increase or decrease in certain accounts, i.e. cash, restricted cash, prepayments and other current assets, property and equipment, net and intangible assets, etc. The detail of reclassification adjustments is as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Cash	1,218	2,544
Restricted cash	698	-
Prepayments and other current assets	(1,916)	(2,544)
Property and equipment, net	(8,812)	(8,558)
Intangible assets, net	8,812	8,558

(h)
Restatement and reclassification adjustments to miscellaneous items

The Company also corrected and reclassified some errors, which led to increase or decrease in certain accounts, i.e. cash, accounts receivable- third parties, net, prepayments and other current assets, property and equipment, net, intangible assets, other non-current assets, accounts payable, Contract liabilities, accrued expenses and other current liabilities, interest expense, interest income and foreign currency exchange losses, net, etc. The detail of restatement adjustments is as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Cash	172	—
Accounts receivable – third parties, net	16,017	5,481
Prepayments and other current assets	(46,955)	(46,740)
Property and equipment, net	—	(138)
Intangible assets, net	(740)	(575)
Other non current assets	(942)	970
Accounts payable	(28,159)	(25,554)
Contract liabilities	9,795	81,383
Accrued expenses and other current liabilities	(5,757)	(10,992)

	For the year ended December 31,
	2019	2020
	RMB	RMB
Interest expenses	21	—
Interest income	3	(189)
Foreign currency exchange losses, net	(178)	724

(i)
Adjustments on non-controlling interests and income tax expense and related accounts due to the restatement

According to the restatement adjustments above, the Company restated non-controlling interests, deferred income tax assets, deferred income tax liabilities and income tax expense, which resulted in a decrease of RMB0.1 million in income tax expense for year ended December 31, 2019, an increase of RMB10.5 million, a decrease of RMB0.2 million and an increase of RMB0.3 million in non-controlling interests, deferred income tax assets and deferred income tax liabilities as of December 31, 2019, respectively, and a decrease of RMB0.5 million in income tax expense for year ended December 31, 2020, an increase of RMB0.2 million, a decrease of RMB1.0 million and an increase of RMB0.2 million in non-controlling interests, deferred income tax assets and deferred income tax liabilities as of December 31, 2020, respectively.

(j)
Accumulated deficit

As a result of the foregoing, the Company restated the cumulative effect of the change on accumulated deficit as follows:

	As of December 31, 2019
	As	Restatement	As
	previously	adjustments	Restated
	reported
	RMB	RMB	RMB
Balance as of January 1, 2019	(855,858)	(104,236)	(960,094)
Net loss	(174,803)	(42,336)	(217,139)
Accretion and modification of Redeemable Convertible Preferred Shares	(109,912)	118,989	9,077
Balance as of December 31, 2019	(1,140,573)	(27,583)	(1,168,156)

	As of December 31, 2020
	As	Restatement	As
	previously	adjustments	Restated
	reported
	RMB	RMB	RMB
Balance as of January 1, 2020	(1,140,573)	(27,583)	(1,168,156)
Net loss	(492,181)	66,949	(425,232)
Accretion and modification of Redeemable Convertible Preferred Shares	(3,269,820)	2,196,305	(1,073,515)
Deemed dividends	(12,070)	(2,659)	(14,729)
Balance as of Deceber 31, 2020	(4,914,644)	2,233,012	(2,681,632)

(k)
Loss per share

As a result of the foregoing, the cumulative effect of loss per share as follows:

	For the year ended December 31, 2019
	As previously	Restatement	As
	reported	adjustments	Restated
	RMB	RMB	RMB
Numerator:
Net loss	(174,803)	(42,336)	(217,139)
Accretion and modifications of Redeemable Convertible Preferred Shares	(141,032)	117,691	(23,341)
Numerator for basic and diluted net loss per share calculation	(315,835)	75,355	(240,480)
Denominator:
Weighted average number of pre-offering ordinary shares	89,567,463	-	89,567,463
Denominator for basic and diluted net loss per share calculation	89,567,463	-	89,567,463
Net loss per share attributable to ordinary shareholders	(3.62)	0.94	(2.68)

For the year ended December 31, 2020
	As previously	Restatement	As
	reported	adjustments	Restated
	RMB	RMB	RMB
Numerator:
Net loss	(492,181)	66,949	(425,232)

Accretion and modifications of Redeemable Convertible Preferred Shares	(3,327,580)	2,188,472	(1,139,108)
Deemed dividend to Series E Redeemable Convertible Preferred Shareholders	(12,070)	(2,659)	(14,729)
Numerator for basic and diluted net loss per share calculation	(3,831,831)	2,252,762	(1,579,069)
Denominator:
Weighted average number of pre-offering ordinary shares	85,103,964	-	85,103,964
Denominator for basic and diluted net loss per share calculation	85,103,964	-	85,103,964
Net loss per share attributable to ordinary shareholders	(45.12)	26.57	(18.55)

4. BUSINESS ACQUISITION

The Company accounted for its acquisition in accordance with ASC 805, “Business Combination” (“ASC 805”). The result of the acquiree’s operation has been included in the consolidated financial statements since the acquisition date. The excess of the fair value of the consideration transferred over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes.

a) Acquisition of EliteCRM

On March 10, 2021, the Company entered into a definitive agreement to acquire all the equity interests of EliteCRM in exchange for RMB180 million consideration in cash. EliteCRM was a customer relationship management software provider, and the Group expected to generate synergy with the Cloud-based CC service line after the closing of acquisition. The Group obtained the control of EliteCRM business on March 22, 2021, and paid off the cash consideration for the year ended December 31, 2021.

The acquisition was recorded as a business combination. The Group determined the fair values of assets acquired and liabilities assumed for this acquisition with assistance of an independent appraiser. The goodwill resulting from the acquisition is primarily attributable to the assembled workforce and established network of customers around China. The acquired goodwill is not deductible for tax purposes. A summary of identifiable assets acquired and liabilities assumed in connection with the acquisition is as follows:

Purchase consideration:	RMB
cash	180,000

Recognized amounts of identifiable assets acquired and liabilities assumed:	March 22,2021
Cash	3,986
Accounts receivable	6,455
Prepaid expenses and other current assets	765
Property and equipment, net	4,944
Intangible assets
Trademark	4,632
Non-compete arrangements	85
Customer relationship	15,000
Technology	4,588
Accounts payable	(5,215)
Contract liabilities	(568)
Accrued expenses and other current liabilities	(8)
Deferred income tax liability	(1,665)
Total identifiable assets acquired and liabilities assumed	32,999
Goodwill	147,001

The intangible assets consist of trademark, non-compete arrangements, customer relationship and Technology. The fair values of trademark of RMB4,632, non-competition arrangements of RMB85 customer relationship of RMB15,000 and Technology of RMB 4,588 are amortized over 8 years, 2 years, 10 years and 6 years, respectively on a straight-line basis.

Intangible assets and goodwill arising from the above acquisition was subjected to annual impairment assessment, and impairment loss of RMB82,467 from goodwill was recorded for the year ended December 31 2021 (refer to Note 11).

Since the date of acquisition, EliteCRM have contributed RMB48,701 and RMB8,968 in aggregate to the Group’s Revenue and loss, respectively, for the year ended 31 December 2021.

Had the combination taken place on 1 January 2020, the revenue of the Group would have been RMB782,127 and RMB759,057, and loss of the Group would have been RMB426,359, and RMB898,419 respectively, for the years ended 31 December 2020 and 2021.

b) Acquisition of Kunlunjiexin

On August 10, 2021, the Company entered into a share purchase agreement with the largest shareholder of Beijing Kunlunjiexin technology Co., LTD (“Kunlunjiexin”) to acquire 58.1273% equity interests of Kunlunjiexin in exchange for RMB23 million consideration in cash. Kunlunjiexin mainly provided AI risk management solutions to energy industry, and the Group expected to generate synergy with the Cloud-based UC&C service line after the closing of acquisition. The Group obtained the control of Kunlunjiexin business on August 31, 2021, and paid cash consideration of RMB23 million for the year ended December 31, 2021.

According to the share purchase agreement, all shareholders will dilute a total of 11.5% equity interest, on a pro rate basis, to setup an ESOP plan upon six months after closing of the acquisition. According to ASC 718, Compensation-Stock Compensation (“ASC 718”), the shares to be retained for ESOP, which plans to issue shares to employees and management members of Kunlunjiexin should be accounted as compensation for post-combination service as the share options or restricted shares are restricted and are subject to a vesting schedule of service period and forfeiture to the extent any restricted shares remains unvested in case of early termination of employment. As of December 21, 2021, the ESOP plan was canceled, and as of the reporting date, the Company has not approved any incentive plan in this ESOP.

The acquisition was recorded as a business combination, the Group determined the fair values of assets acquired and liabilities assumed for this acquisition with assistance of an independent appraiser. The goodwill resulting from the acquisition is primarily attributable to the assembled workforce and established network of customers around China. The acquired goodwill is not deductible for tax purposes. A summary of identifiable assets acquired and liabilities assumed in connection with the acquisition is as follows:

Purchase consideration:	RMB
cash	23,100

Recognized amounts of identifiable assets acquired and liabilities assumed:	August 31,2021
Cash	31
Accounts receivable	936
Prepaid expenses and other current assets	15,578
Property and equipment, net	16
Intangible assets
Technology	147
Deferred income tax assets	1,327
Accounts payable	(9,050)
Contract liabilities	(624)
Accrued expenses and other current liabilities	(1,690)
Total identifiable assets acquired and liabilities assumed	6,671
Fair value of non-redeemable non-controlling interests in kunlunjiexin	(2,793)
Goodwill	19,222

The intangible assets is Technology. The fair values Technology is RMB147 are amortized over 5 years, on a straight-line basis.

Intangible assets and goodwill arising from the above acquisition was subjected to the annual impairment assessment, and impairment loss of RMB136 and RMB19,222 from intangible assets and goodwill was recorded for the year ended December 2021, respectively (refer to Note 10, and 11).

The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

c) Acquisition of Joytel Singapore PTE. Ltd

On November 12, 2021, the Company entered into a share purchase agreement with all of the selling shareholders of Joytel Singapore PTE. Ltd to acquire 100% equity interests of Joytel Singapore PTE. Ltd in exchange for RMB64 consideration in cash. The Group obtained the control of Joytel Singapore PTE. Ltd on November 30, 2021, and paid off the cash consideration of RMB64 in November, 2021.

The acquisition was recorded as a business combination. The total identifiable assets acquired and liabilities assumed was RMB6, and no intangible assets and goodwill was identified. The different between the consideration and total identifiable assets acquired and liabilities amounting RMB58 was recognized in expenses during the year ended in December 31, 2021.

d) Acquisition of Zhuge Inc.

On December 8, 2021, the Company entered into a share purchase agreement with all of the selling shareholders of Zhuge Inc. to acquire 100% equity interests of Zhuge Inc. in exchange for RMB93.5 million consideration in cash and 30,463 ordinary shares of the Company. Zhuge Inc. mainly provided professional data intelligence solutions, and the Group expected to generate synergy with the Cloud-based CC service line after the closing of acquisition. The Group obtained the control of Zhuge Inc. on December 22, 2021 and paid off the cash consideration of RMB93.5 million in February, 2022.

The acquisition was recorded as a business combination. The Group determined the fair values of assets acquired and liabilities assumed for this acquisition with assistance of an independent appraiser. The goodwill resulting from the acquisition is primarily attributable to the assembled workforce and established network of customers around China. The acquired goodwill is not deductible for tax purposes. A summary of identifiable assets acquired and liabilities assumed in connection with the acquisition is as follows:

Purchase consideration:	RMB
cash	93,511
Fair value of 30,463 ordinary shares	300
93,811

Recognized amounts of identifiable assets acquired and liabilities assumed:	December 31,2021
Cash	6,551
Accounts receivable	815
Prepaid expenses and other current assets	635
Property and equipment, net	19
Intangible assets
Trademark	2,840
Non-compete arrangements	720
Order backlogs	8,560
Customer relationship	-
Technology	6,400
Short-term loan	(5,500)
Accounts payable	(1,220)
Contract liabilities	(4,129)
Accrued expenses and other current liabilities	(12,780)
Deferred income tax liability	(4,630)
Long-term borrowings	(9,144)
Total identifiable assets acquired and liabilities assumed	(10,863)
Goodwill	104,674

The intangible assets consist of trademark, non-compete arrangements, order backlogs, customer relationship and Technology. The fair values of trademark of RMB2,840, non-competition arrangements of RM720, order backlogs of RMB8,560, and Technology of RMB6,400 are amortized over 10 years, 4 years, 4 years and 7 years, respectively on a straight-line basis.

The consideration was negotiated and determined several months before the signature of the share purchase agreement. The Company made the annual impairment test on goodwill, and an impairment loss of RMB47.4 million for goodwill was recorded for the year ended December 31, 2021 (refer to Note 11).

The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

5. CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash	165,508	299,109	656,179
Restricted cash	893	1,893	698
Total cash and restricted cash shown in the consolidated statements of cash flows	166,401	301,002	656,877

The balances of restricted cash were mainly related to bank deposits for performance guarantee, which were restricted for use as of December 31, 2019, 2020 and 2021, and will be released from restriction within the next 12 months.

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Accounts receivable - third parties	192,744	245,276	216,069
Allowance for doubtful accounts - third parties	(15,512)	(43,104)	(57,344)
Accounts receivable - third parties, net	177,232	202,172	158,725

Accounts receivable – related parties	10,751	13,740	320
Allowance for doubtful accounts – related parties	(543)	(1,298)	(16)
Accounts receivable – related parties	10,208	12,442	304

The movement of the allowance for doubtful accounts including both account receivables due from third parties and a related party is as follows:

	Year ended December 31,
Allowance for doubtful accounts - third parties	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	17,844	15,512	43,104
Additions charged to bad debt expense	2,255	27,592	14,526
Write-off	(4,587)	-	(286)
Balance at the end of the year	15,512	43,104	57,344

	Year ended December 31,
Allowance for doubtful accounts –related parties	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	56	543	1,298
Additions charged to bad debt expense	487	755	(1,282)
Balance at the end of the year	543	1,298	16

The aging analysis table of allowance for doubtful accounts is as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Within 1 year	(9,081)	(9,998)	(8,354)
Thereafter	(6,431)	(33,106)	(48,990)
Allowance for doubtful accounts - third parties	(15,512)	(43,104)	(57,344)

Within 1 year	(543)	(1,298)	(16)
Allowance for doubtful accounts - related parties	(543)	(1,298)	(16)

As of December 31, 2019, accounts receivable - third parties, net includes accounts receivable that were pledged for bank borrowings, and as of December 31, 2020 and 2021, accounts receivable were not pledged for bank borrowings (see Note 12).

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2019, 2020 and 2021 consisted of the following:

		December 31,
	2019	2020	2021
	RMB	RMB	RMB
Advance to suppliers	38,392	66,972	82,482
Deposits	3,804	7,218	15,798
Staff advances	4,136	636	938
Deductible input VAT	16,059	18,614	20,391
Receivables from third party payment platforms	5	1,174	10,364
Others	5,365	1,838	6,692
Prepayments and Other Current Assets	67,761	96,452	136,665

8. LONG-TERM INVESTMENTS

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Equity method investments
Beijing Lianxinzhihui Technology Co., Ltd.	1,500	1,500	-
Sichuan Xingneng Ronglian Technology Co., Ltd.	-	-	2,842
Shanghai Keshen Information Technology Co., Ltd.	-	-	16,115
Total equity method investments	1,500	1,500	18,957

Other equity investments
Beijing Chenfeng Network Technology Co., Ltd.	2,500	11,960	51,207
Shanghai Yuhuan Information System Co.Ltd.	23,040	23,040	18,784
Beijing Hujingtiaoyue Technology Co., Ltd.	5,000	5,000	13,000
Hangzhou Paileyun Technology Co., Ltd.	3,188	5,800	5,800
Xinyu Hongling Investment Management Center (limited Partnership)	-	-	20,000
Total other equity investments	33,728	45,800	108,791
Total long-term investments	35,228	47,300	127,748

(a)
Equity method investments

Investments in Lianxinzhihui

In September 2017, Ronglian Yitong acquired 16% equity interest of Beijing Lianxinzhihui Technology Co., Ltd.(“Lianxinzhihui”), which is principally engaged in provision of big data solutions in the area of fraud prevention and precision marketing, at a cash consideration of RMB4,500. Ronglian Yitong has the right to appoint one out of three directors. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through its board representation. In June, 2021, Lianxinzhihui repurchased all shares held by Ronglian Yitong at the price of RMB1,500. The company recognized share of loss of this equity investment of RMB696 and made an impairment of RMB2,304 prior to December 31, 2018.

Investments in Sichuan Xingneng

In July 2021, Ronglian Yitong entered into an agreement with Beijing Siji Xingneng Digital Technology Co., Ltd. to establish a joint venture Sichuan Xingneng Ronglian Technology Co., Ltd. (“Sichuan Xingneng”), of which Ronglian Yitong contributed RMB4,900, accounting for 49% of the equity interest. Ronglian Yitong has 49% voting rights at the shareholders' meeting, which shall be approved by the shareholders representing more than half of the voting rights. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through voting rights. Ronglian Yitong recognized its share of loss RMB117 for the year ended December 31, 2021. The Company performed an impairment analysis and recognized an other than temporary loss for the investments of RMB1,941 for the year ended December 31, 2021. In June 2022, Sichuan Xingneng was liquidated. For details, please refer to Note 23(d).

Investments in Shanghai Keshen

In November 2021, Ronglian Yitong aquired 20% equity interest of Shanghai Keshen Information Technology Co., Ltd. (“Shanghai Keshen”), which is principally engaged in technology development, technology transfer, technical consultation and technical services, at a cash consideration of RMB15 million. Ronglian Yitong has the right to appoint one out of three director for the year ended December 31, 2021. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through its board representation. Ronglian Yitong recognized its share of loss RMB479 for the year ended December 31, 2021. The Company performed an impairment analysis in 2021, and recognized RMB406 impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

(b)
Other equity investments

Investments in Beijing Chenfeng

On September 2, 2019, Ronglian Yitong entered into a shares purchase agreement to acquire 10% equity interest of Beijing Chenfeng Network Technology Co., Ltd. (“Beijing Chenfeng”), which is principally engaged in provision of customer relationship management solutions, at a cash consideration of RMB2,500. The investment was classified as other equity investments since its investment is not in-substance common stock due to the liquidation preference feature, and does not have readily determinable fair value. The Group elected to measure other equity investments without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

In 2020, Beijing Chenfeng entered into a series of new financing agreements with new investors, which diluted Ronglian Yitong's equity interest in Beijing Chenfeng from 9% to 4.49%. In 2021, Beijing Chenfeng entered into a series of new financing agreements with other new investors, which diluted Ronglian Yitong's equity interest in Beijing Chenfeng to 3.1%. The new financing from third parties provided an observable price for Ronglian Yitong's investment in Beijing Chenfeng and Ronglian Yitong evaluated the investment's carrying amount based on the observable price and recognized a gain of nil, RMB9,460 and RMB39,247 from the change in fair value for the year ended December 31, 2019, 2020 and 2021. In December 29, 2021 and January 17, 2022, the Company entered into definitive agreements to sell its equity interest of Beijing Chenfeng with cash consideration of US$7,627 (equivalent to RMB51,207). For details, please refer to Note 23(c).

Investments in Hangzhou Paileyun

In August 2019, Ronglian Yitong entered into a shares purchase agreement to acquire 3% equity interest of Hangzhou Paileyun Technology Co., Ltd. (“Hangzhou Paileyun”), which is principally engaged in provision of real-time voice and video cloud communication services, at a cash consideration of RMB3,188. According to the shares purchase agreement, Ronglian Yitong does not have the right to appoint any directors. The Group accounts for its investment in Hangzhou Paileyun as other equity investments since its investment is not in-substance common stock due to the liquidation preference feature, and does not have readily determinable fair value. The Group elected to measure other equity investments without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer. The Group did not identify any observable price changes requiring an adjustment to the investments in Hangzhou Paileyun during the year ended December 31, 2019.

In August 2020, Hangzhou Paileyun entered into new financing agreements with new investors. After Hangzhou Paileyun's new financing, Ronglian Yitong's equity interest remained at 3% as Ronglian Huitong made an additional investment of RMB457 in Hangzhou Paileyun pursuant to a capital increase agreement. In December 2020, Hangzhou Paileyun entered into another financing agreement with certain other new investors, which diluted Ronglian Yitong's equity interest in Hanzhou Paileyun from 3% to 2.88%. The new financing from third parties provided an observable price for Ronglian Yitong's investment in Hangzhou Paileyun and Ronglian Yitong evaluated the investment's carrying amount based on the observable price and recognized a gain of RMB2,154 from the change in fair value during the year ended December 31, 2020. In February 2022, the Company entered into a definitive agreement to sell its equity interest of Hangzhou Paileyun with cash consideration of RMB10,938. The difference between the cash consideration and carrying amount will be recognized as a gain of RMB5,138 during the year ended December 31, 2022. For details, please refer to Note 23(c).

Investments in Hujingtiaoyue

In September 2017, Ronglian Yitong entered into a share purchase agreement to acquire 6.56% equity interest of Beijing Hujingtiaoyue Technology Co., Ltd. (“Hujingtiaoyue”), which is principally engaged in provision of artificial intelligence marketing solutions, at a cash consideration of RMB4,000. According to the shares purchase agreement, Ronglian Yitong, together with another shareholder, has the right to appoint one director. The Group accounts for its investment in Hujingtiaoyue as other equity investments since its investment is not in-substance common stock due to the liquidation preference feature, and does not have readily determinable fair value. The Group elected to measure other equity investments without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

In June 2018, Hujingtiaoyue entered into new financing agreements with new investors. After Hujingtiaoyue's new financing, Ronglian Yitong's equity interest in Hujingtiaoyue decreased to 5.45% and Ronglian Yitong, together with another shareholder, remains the right to appoint one director. The new financing provided an observable price for Ronglian Yitong's investment in Hujingtiaoyue and Ronglian Yitong evaluated the investment's carrying amount based on the observable price and recognized a gain of RMB100 from the change in fair value.

In May 2019, Hujingtiaoyue entered into new financing agreements with new investors. After Hujingtiaoyue's new financing, Ronglian Yitong's equity interest in Hujingtiaoyue further decreased to 4.29% and Ronglian Yitong, together with another shareholder, remains the right to appoint one director. The new financing provided an observable price for Ronglian Yitong's investments in Hujingtiaoyue and Ronglian Yitong evaluated this investment's carrying amount based on the observable price, and recognized a gain of RMB900 from the change in fair value.

In May 2021, Hujingtiaoyue conducted reorganization and setup Beijing Tanma Qifu Technolory Co., Ltd.(“Beijing Tanma”), a new VIE. All shareholders of Hujingtiaoyue were transferred to Beijing Tanma, on a pro rate basis. Ronglian Yitong owned 4.29% equity interest in Beijing Tanma.

In October 2021 and December 2021, Beijing Tanma entered into new financing agreements with new investors. After Beijing Tanma’s new financing, Ronglian Yitong’s equity interest in Beijing Tanma further decreased to 2.45%. Since May 2021, Ronglian Yitong had no right to appoint any director due to reduction of equity interest. The new financing provided an observable price for Ronglian Yitong's investments in Hujingtiaoyue and Ronglian Yitong evaluated the investment's carrying amount based on the observable price, and recognized a gain of RMB8,000 from the change in fair value.

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

Investments in Xinyu Hongling

In August 2021, Ronglian Yitong and other third party entities set up a limited partnership, Xinyu Hongling Investment Management Center (limited partnership) (“Xinyu Hongling”), which is mainly engaged in investment management and asset management, with a subscribed capital of RMB150 million. Xinyu Hongling's fund is used to invest in Xicheng Zhiyuan Digital Power Selection (Beijing) Investment Center (Limited Partnership) ("Xicheng Zhiyuan"), with a target subscription amount of RMB751 million. The subscribed capital contribution of Ronglian Yitong is RMB20,000, accounting for 13.33% and 2.66% of the registered capital of Xinyu Hongling and Xicheng Zhiyuan. As at December 31, 2021, Ronglian Yitong made the capital contribution of RMB20,000 to Xinyu Hongling, and Xinyu Hongling made the capital contribution of RMB75,000 to the Xicheng Zhiyuan, which received its capital funds of RMB340.5 million. According to the investment agreement, Ronglian Yitong does not have the right to appoint any directors. The Group accounts for its investment in Xinyu Hongling as other equity investments since its investment is not in-substance common stock due to the liquidation preference feature, and does not have readily determinable fair value. The Group elected to measure other equity investments without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

Investments in Shanghai Yuhuan

The Company performed an impairment analysis for Shanghai Yuhuan Information System Co., Ltd. ("ShanghaiYuhuan") in 2021, and recognized RMB4,256 impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value. To estimate the fair value of investment in Shanghai Yuhuan, the Company used discounted cash flow model ("DCF Model"), which is based on the fair value of the entire invested capital of Shanghai Yuhuan using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2019, 2020 and 2021 consisted of the following:

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Computer and office equipment	23,052	25,266	18,998
Furniture and fixtures	1,798	2,277	2,857
Motor vehicles	327	263	938
Leasehold improvement	440	1,012	2,141
Buildings	-	-	4,702
Property and Equipment	25,617	28,818	29,636
Less: Accumulated depreciation	16,525	21,098	15,542
Property and Equipment, net	9,092	7,720	14,094

Depreciation expenses were RMB5,184 RMB4,721 and RMB5,507 for the years ended December 31, 2019, 2020 and 2021, respectively.

Depreciation expenses on property and equipment were allocated to the following expense items:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	1,211	1,377	1,404
Research and development expenses	1,034	538	1,395
Selling and marketing expenses	1,669	1,449	1,703
General and administrative expenses	1,270	1,357	1,005
Total depreciation expenses	5,184	4,721	5,507

10. INTANGIBLE ASSETS, NET

The following table summarizes the Company's intangible assets, as of December 31, 2019, 2020 and 2021.

	December 31, 2019
	Gross	Accumulated	Net	Weighted average
	carrying	amortization	carrying	amortization
	amount		amount	Period
	RMB	RMB	RMB	Years
Software copyrights	13,050	(3,861)	9,189	6.2
Telecommunication business operation licenses	7,675	(5,349)	2,326	4.3
Total	20,725	(9,210)	11,515

	December 31, 2020
	Gross	Accumulated	Net	Weighted average
	carrying	amortization	carrying	amortization
	amount		amount	Period
	RMB	RMB	RMB	Years
Software copyrights	15,134	(6,425)	8,709	6.6
Telecommunication business operation licenses	5,906	(4,609)	1,297	4.0
Total	21,040	(11,034)	10,006

	December 31, 2021
	Gross	Accumulated	Accumulated	Net	Weighted average
	carrying	amortization	impairment	carrying	amortization
	amount			amount	Period
	RMB	RMB	RMB	RMB	Years
Software copyrights	15,461	(8,159)	—	7,302	6.8
Telecommunication business operation licenses	3,262	(2,827)	—	435	4.1
Technology	11,135	(585)	(136)	10,414	6.0
Non-compete arrangements	805	(32)	—	773	3.8
Customer relationship	15,000	(1,125)	—	13,875	10.0
Trademark	7,472	(434)	—	7,038	8.8
Order backlogs	8,560	—	—	8,560	4.0
Total	61,695	(13,162)	(136)	48,397

Amortization expenses for intangible assets recognized as general and administrative expenses were RMB3,606 RMB3,895 and RMB4,997 for the years ended December 31, 2019 , 2020 and 2021, respectively.

The estimated amortization expense for the next five years is as follows:

RMB
2022	8,674
2023	8,431
2024	7,837
2025	7,013
2026	4,732
Then thereafter	11,710

11. GOODWILL

The change in the carrying amount of goodwill by reporting unit is as follows:

	Acquisition of
	Guohebing	Kunlunjiexin	Zhuge Inc.	Total
	RMB(000)	RMB(000)	RMB(000)	RMB(000)
Balance as of December 31, 2020	-	-	-	-
Additions	147,001	19,222	104,674	270,897
Impairment	(82,467)	(19,222)	(47,403)	(149,092)
Balance as of December 31, 2021	64,534	-	57,271	121,805

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of these reporting units exceeded their respective fair values and recorded impairment losses of nil, nil and RMB149.1 million during the years ended December 31, 2019, 2020 and 2021, respectively. The fair value of these reporting units are determined using the market value approach.

12. BORROWINGS

	December 31,
	2,019	2,020	2,021
	RMB	RMB	RMB
Secured bank loans	26,838	-	5,500
Unsecured bank loans	-	20,000	-
Short-term borrowings	26,838	20,000	5,500
Long-term borrowings	104,198	-	8,004

Secured bank loans

During the years ended December 31, 2019 and 2020, Ronglian Yitong obtained short-term borrowings with amounts of RMB19,941 and nil, respectively, from Silicon Valley Bank (“SPD”) and repaid SPD with amounts of RMB12,989 and RMB26,838, respectively.

As of December 31, 2019, the Company's secured bank borrowings bear a weighted average interest rate of 7.51% per annum. The short-term bank borrowings were pledged by accounts receivable - third parties of Ronglian Yitong and were jointly guaranteed by the Company, Beijing Ronglian 7Moor Technology Co., Ltd. (“Ronglian 7Moor”), and Beijing Ronglian Guanghui Technology Co., Ltd. (“Ronglian Guanghui”), subsidiaries of the Company. As of December 31, 2019, accounts receivable - third parties of Ronglian Yitong with amounts of RMB124,291 and other receivables included in prepayments and other current assets of RMB8,452 were pledged to secure bank borrowings from SPD. Upon the secured bank loans matured on December 18, 2020, the accounts receivable and other receivables of Ronglian Yitong Technology were released from the pledge.

During the year ended December 31, 2021, the secured bank loans of RMB5,500 was from the business acquisition of Zhuge Inc. The short-term bank borrowings were secured by Kongmiao, the founder of Zhuge Inc. As of December 31, 2021, the secured bank loans bear a weighted average interest rate of 5.45% per annum, and mature at various times within one year and contain no renewal terms.

Unsecured bank loans

During the year ended December 31, 2019, 2020 and 2021, Ronglian Yitong obtained short-term borrowings with amounts of nil, RMB20,000 and nil respectively, from Bank of Beijing (“BOB”) and repaid BOB with amounts of nil, nil and RMB20,000, respectively.

As of December 31, 2020, the Company's unsecured bank borrowings bear a weighted average interest rate of 3.85% per annum. The unsecured bank loans mature at various times within one year and contain no renewal terms.

Long-term borrowings

On September 25, 2019, the Company borrowed two unsecured loans in total of US$15 million (equivalent to RMB106.1 million) with detachable warrants from two PRC onshore investment funds. The warrants entitled the PRC onshore investment funds to purchase 6,112,570 Series E Redeemable Convertible Preferred Shares (see Note 14).

At initial recognition, the Company recorded the warrants as liabilities at their estimated fair value in the amount of US0.3 million (equivalent to RMB2.1 million) and the remaining proceeds of US$14.7 million (equivalent to RMB104.0 million) were allocated to the non-current interest free loan. The difference between US$14.7 million (equivalent to RMB104.0 million) allocated to the non-current interest free loan and the US$15 million (equivalent to RMB106.1 million), the repayment amount, is accreted as interest expense over the 16.5 months term of the loans using an effective interest rate of 1.36%. The Company repaid such unsecured loans on December 30, 2020.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Accrued payroll and social insurance	44,610	54,993	82,993
Taxes payable	17,460	23,040	19,241
Accrued issuance costs for Series F financing	-	5,549	-
Payable for repurchase of treasury stocks	-	-	12,744
Deposits of BNY MELLON	-	-	30,641
Deposits	184	765	191
Staff reimbursements	1,375	911	17,918
Other payables	979	471	3,259
Accrued expenses and other current liabilities	64,608	85,729	166,987

14. WARRANT LIABILITIES

The Company classified the warrants to purchase redeemable convertible preferred shares as warrant liabilities and adjusted the carrying value of the warrant liabilities to fair value at the end of each reporting period utilizing the binomial option pricing model, which involves significant assumptions including the risk-free interest rate, the expected volatility, expected dividend yield and expected term. The risk-free interest rate was based on the U.S. Treasury rate for the expected remaining life of preferred shares warrants. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company's warrant liabilities. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the remaining life of the warrant liabilities.

Series C Warrant

In February 2016, Ronglian Yitong entered into a two-year credit facility with SPD to borrow up to RMB40 million. On September 23, 2016, in connection with the credit facility arrangement, the Company issued a warrant to China Equities HK

Limited (“China Equities”), a related party of SPD, to purchase an aggregate of 661,376 shares of the Company's Series C Redeemable Convertible Preferred Shares at an exercise price of US$0.945 per share. The warrant is exercisable upon issuance and expires on September 23, 2023. At initial recognition, the Group recorded the warrant liabilities on the consolidated balance sheet at its estimated fair value and subsequently, at each reporting date, recorded changes in estimated fair value included in the change in fair value of warrant liabilities on the consolidated statement of comprehensive loss. The fair value of the warrant to purchase 661,376 Series C Redeemable Convertible Preferred Shares is US$547 (equivalent to RMB3,795) at the issuance date, US$384 (equivalent to RMB2,679) as of December 31, 2019 and US$1,479 (equivalent to RMB9,650) as of December 31, 2020.

On March 22, 2021, China Equities exercised the Series C warrants, which entitled China Equities to purchase an aggregate of 664,611 shares of the Company's Series C Redeemable Convertible Preferred Shares at an exercise price of US$0.9404 per share. China Equities paid the exercise price by surrendering 26,042 Series C Redeemable Convertible Preferred Shares that it would entitle to receive upon a cash exercise of the warrant. Accordingly, by virtue of the cashless exercise of the warrant, the Company issued 638,569 Class A Ordinary Shares to China Equities, with the conversion and redesignation of all series C Redeemable Convertible Preferred Shares into Class A Ordinary Shares on a one-for-one basis after the Company's consummation of IPO. The fair value of Series C warrant is US$5,958 (equivalent to RMB38,841) at the exercise date.

The fair value of the warrant liability to China Equities HK Limited for purchasing Series C Redeemable Convertible Preferred Shares as of December 31, 2019, 2020 and March 22, 2021 are estimated with the following assumptions used:

	December 31, 2019	December 31, 2020	March 22, 2021
Risk-free rate of return	1.69%	0.23%	0.38%
Volatility	42%	53%	54%
Expected dividend yield	0%	0%	0%
Fair value of underlying Series C Redeemable Convertible Preferred Shares	1.30	3.12	9.91
Expected term	3.7 years	2.7 years	2.5 years

Series E Warrant

During the Company's Series E financing in September 2019, two PRC onshore investment funds would also like to invest in the Series E Redeemable Convertible Preferred Shares. However, these two PRC onshore investment funds were required to obtain ODI approvals from relevant PRC government authorities and complete foreign currency exchange procedures before conducting an outbound direct investment pursuant to the PRC laws. To facilitate these two PRC onshore investment funds to invest in the Series E Redeemable Convertible Preferred Shares with the same preference and rights as other three offshore investment funds, a series of agreements were entered into by the Company and Ronglian Yitong. On September 25, 2019, Ronglian Yitong entered into loan agreements with the two PRC onshore investment funds to borrow two loans in the amount of US$9.0 million and US$6.0 million, respectively (equivalent to RMB106,092 in total). The Company also entered into warrant purchase agreements with the two PRC onshore investment funds, which entitle the PRC onshore investment funds to purchase 6,112,570 Series E Redeemable Convertible Preferred Shares at Series E's issuance price of US$2.45 per share. Such preferred shares shall be issuable upon the exercise of the warrants once the two investors obtain the government approval and complete the exchange procedures for ODI. The warrants are exercisable through February 28, 2021. If the government approval is not obtained before the due date of the loans, the warrants are lapsed. At initial recognition, the Group allocated the proceeds from the issuance of the debt instrument to the warrants based on the warrant liabilities' fair value. The warrant liabilities are subject to remeasurement at each reporting period.

On March 25, 2020 and July 15, 2020, the Company issued 3,706,745 and 3,501,087 ordinary shares, in connection with the purchase of non-controlling interests of the Group's subsidiaries. Pursuant to the anti-dilution provision in the Series E financing arrangement, the two PRC onshore investment funds were entitled to additional 123,677 and 190,597 warrants to purchase Series E Redeemable Convertible Preferred Shares, respectively.

On November 3, 2020, the warrants in connection with Series E financing were exercised and the Company issued 6,426,844 Series E Redeemable Convertible Preferred Shares to the offshore affiliates of the two PRC onshore investment funds (the “Offshore Affiliates”) in exchange for two promissory notes in the aggregate amount of US$15 million.

The fair value of the warrant to purchase 6,112,570 Series E Redeemable Convertible Preferred Shares is US$310 (equivalent to RMB2,193) at the issuance date and US$291 (equivalent to RMB2,030) as of December 31, 2019. The fair value of additional warrants issued to purchase the additional 123,677 and 190,597 Series E Redeemable Convertible Preferred Shares is US$114 (equivalent to RMB801) at issuance date and total fair value of the warrant to purchase 6,426,844 Series E Redeemable Convertible Preferred Shares at the exercise date of Series E warrants is US$2,472 (equivalent to RMB16,550).

The fair value of the warrant liability issued to two PRC onshore investment funds for purchasing Series E Redeemable Convertible Preferred Shares as of December 31, 2019 and November 3, 2020 are estimated with the following assumptions used:

	December 31, 2019	November 3, 2020
Risk-free rate of return	0.35%	0.22%
Volatility	53.0%	50%
Expected dividend yield	0.0%	0%
Fair value of underlying Series E Redeemable Convertible Preferred Shares	1.30	2.62
Expected term	1.2 years	0.5 year

Series F Warrant

On November 13, 2020, the Company agreed to issue a warrant to Novo Investment HK Limited (“Novo Investment”) with the exercise price of US$34,000. Novo Investment may, within six months commencing from the issuance date, subscribe for an aggregate of 11,799,685 Series F Redeemable Convertible Preferred Shares of the Company, par value of US$0.0001 per share, at the exercise price of US$2.8814 per share, subject to adjustment. On January 7, 2021, the Series F warrant was fully exercised with the exercise price of US$34,000 and the Company issued 11,799,685 Series F Redeemable Convertible Preferred Shares to Novo Investment. At initial recognition, the Group recorded the warrant liabilities on the consolidated balance sheet at its estimated fair value and subsequently, at each reporting date, recorded changes in estimated fair value included in the change in fair value of warrant liabilities on the consolidated statement of comprehensive loss.

The fair value of the warrant to purchase 11,799,685 Series F Redeemable Convertible Preferred Shares is US$3,262 (equivalent to RMB21,622) at the issuance date, US$5,809 (RMB37,903) and 5,809 (RMB37,531)as of December 31, 2020 and January 7, 2021 (the exercise date).

The fair value of the warrant liability issued to Novo Investment for purchasing Series F Redeemable Convertible Preferred Shares as of November 13, 2020, December 31, 2020 and January 7, 2021 are estimated with the following assumptions used:

	November 13, 2020	December 31, 2020 and January 7, 2021
Risk-free rate of return	0.22%	0.19%
Volatility	50%	50%
Expected dividend yield	0%	0%
Fair value of underlying Series F Redeemable Convertible Preferred Shares	2.62	3.12
Expected term	0.5 year	0.36 years

15. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 30, 2014, the Company issued 18,642,038 Series A Redeemable Convertible Preferred Shares ("Series A Preferred Shares”) at US$0.1475 per share with total consideration of US$2,750 (equivalent to RMB16,902).

On February 6, 2015, the Company issued 19,617,225 Series B Redeemable Convertible Preferred Shares ("Series B Preferred Shares”) at US$0.52 per share with total consideration of US$10,200 (equivalent to RMB62,691).

On June 10, 2016, the Company issued 18,608,315 Series C Redeemable Convertible Preferred Shares ("Series C Preferred Shares”) to investors at US$1.34 per share with total consideration of US$25,000 (equivalent to RMB165,466).

Also on June 10, 2016, Max Connect Limited (“Max Connect”), incorporated in the Cayman Islands, purchased 26,051,641 Series C Redeemable Convertible Preferred Shares at nominal consideration. On the same day, Beijing Hongshan Shengde Equity Investment Center (Limited Partnership) (“Hongshan Shengde”), registered in the People's Republic of China and is an affiliate of Max Connect, and Ronglian Yitong and its nominee shareholders entered into a capital increase agreement, pursuant to which, Hongshan Shengde invested into Ronglian Yitong with cash of RMB230,087 (equivalent to US$35,000).

On November 3, 2020, the Company, Max Connect and Hongshan Shengde agreed to change certain investment arrangements relating to Max Connect's investment in Series C Redeemable Convertible Preferred Shares and Hongshan Shengde's investment in Ronglian Yitong, pursuant to which, (1) Max Honest Ltd. (“Max Honest”), incorporated in the Cayman Islands and is an affiliate of Max Connect and Hongshan Shengde, would be designated as the new holder of 26,051,641 Series C Redeemable Convertible Preferred Shares which was previously held by Max Connect, and (2) the capital increase arrangement with Ronglian Yitong would be terminated.

On the same day, the holder of Series C Redeemable Convertible Preferred Shares was re-designated: Max Connect surrendered 26,051,641 Series C Redeemable Convertible Preferred Shares for nominal consideration, and the Company approved the issue of 26,051,641 Series C Redeemable Convertible Preferred Shares to Max Honest for a consideration of US$35,000, which would be paid via a promissory note. To facilitate the repayment of the promissory note issued by Max Honest, the Company intends for Ronglian Yitong to pay to Hongshan Shengde the cash consideration that Max Honest have promised for its Series C Redeemable Convertible Preferred Shares and Max Honest will return such cash consideration to the Company. The net impact of those transactions will be to transfer a certain amount of cash from the Company's subsidiary to the Company, with no net impact on cash.

On November 3, 2020, the subscription receivable of US$35,000 from Max Honest was recorded as a reduction of mezzanine equity, and the payable by Ronglian Yitong to Hongshan Shengde with an amount of RMB230,087 was recorded in liabilities.

On March 19, 2018, the Company issued 12,462,157 Series D Redeemable Convertible Preferred Shares ("Series D Preferred Shares”) at US$2.05 per share with total consideration of US$25,600 (equivalent to RMB160,975).

On August 28, 2019, the Company issued 13,040,152 Series E Redeemable Convertible Preferred Shares ("Series E Preferred Shares”) at US$2.45 per share with total consideration of US$32,000 (equivalent to RMB226,646). The issuance costs were US$1,766 (equivalent to RMB12,427).

On March 25, 2020 and July 15, 2020, the Company issued 3,706,745 and 3,501,087 ordinary shares, in connection with the purchase of non-controlling interests of the Group's subsidiaries. Pursuant to the anti-dilution provision in the Series E financing arrangement, the Company issued 263,843 and 406,605 additional Series E Preferred shares at par value to existing Series E Preferred Shareholders on March 25, 2020 and July 15, 2020, respectively. The newly issued preferred shares were deemed as dividends to the existing Series E Preferred Shares.

On November 13, 2020, the Company issued 31,581,509 Series F Redeemable Convertible Preferred Shares ("Series F Preferred Shares”) at US$2.88 per share with total consideration of US$91,000 (equivalent to RMB598,662). The issuance costs were US$1,807 (equivalent to RMB11,830).

In February 2021, the Company completed its IPO on the New York stock exchange and issued 23,000 ADSs for a net proceeds of US$342 million (equivalent to RMB2.2 billion) at an issuance price of US$16 per ADS. Each ADS represents two ordinary shares. The issued and outstanding 158,900,014 redeemable convertible preferred shares were converted to Class A ordinary shares on a one-for-one-basis at the same time in the amount of US$1.27 billion (equivalent to RMB8.20 billion), which includes accretion from January 1, 2021 to February 9, 2021, the date of the Company's initial public offering. The issued and outstanding 95,140,749 pre-offering ordinary shares were converted to Class A ordinary shares on a one-for-one-basis at the same time, and the remaining 25,649,839 pre-offering ordinary shares were converted to Class B ordinary shares.

The Company's redeemable convertible preferred shares activities consist of the following:

RMB	Series A	Series B	Series C	Series D	Series E	Series F	Total
Balance as of January 1, 2019	172,724	202,494	603,825	195,864	-	-	1,174,907
Issuance for cash	-	-	-	-	226,646	-	226,646
Issuance costs	-	-	-	-	(12,427)	-	(12,427)
Inducement cost*	-	-	-	-	(4,350)	-	(4,350)
Modifications	-	-	6,716	5,562	-	-	12,278
Accretion of Redeemable Convertible Preferred Shares	(1,029)	(2,842)	(12,570)	4,066	23,437	-	11,062
Foreign currency translation adjustment	2,833	3,302	9,876	3,334	(3,332)	-	16,013
Balance as of December 31, 2019	174,528	202,954	607,847	208,826	229,974	-	1,424,129
Exercise of Series E warrants	-	-	-	-	122,642	-	122,642
Issuance for cash	-	-	-	-	-	598,662	598,662
Issuance costs	-	-	-	-	-	(11,830)	(11,830)
Deemed dividends	-	-	-	-	14,729	-	14,729
Accretion of Redeemable Convertible Preferred Shares	229,846	226,825	396,106	77,441	93,773	115,117	1,139,108
Foreign currency translation adjustment	(23,710)	(25,385)	(60,725)	(17,694)	(23,869)	(10,477)	(161,860)
Balance as of December 31, 2020	380,664	404,394	943,228	268,573	437,249	691,472	3,125,580
Subscription receivables	-	-	(230,087)	-	(106,092)	-	(336,179)
Carrying amount as of December 31, 2020	380,664	404,394	713,141	268,573	331,157	691,472	2,789,401
Issuance of Series F Preferred Shares	-	-	-	-	-	257,198	257,198
Accretion of Redeemable Convertible Preferred Shares	588,758	615,764	1,379,371	379,571	610,099	1,305,090	4,878,653
Foreign currency translation adjustment	(7,001)	(7,391)	213,120	(4,768)	98,368	(14,146)	278,182
Balance as of Feburary 9, 2021	962,421	1,012,767	2,305,632	643,376	1,039,624	2,239,614	8,203,434
Conversion to Class A Ordinary Shares	(962,421)	(1,012,767)	(2,305,632)	(643,376)	(1,039,624)	(2,239,614)	(8,203,434)
Balance as of December 31, 2021	-	-	-	-	-	-	-

* On August 28, 2019, the Series E investors requested to restrict one of the founders, Mr. Li's ordinary shares for a period of three years, which was a protective clause and was an inducement made to facilitate the investment in the Series E Preferred Shares on behalf of the Company. Therefore, the fair value of the restricted shares recognized as additional paid-in capital and reflected as a reduction of the proceeds allocated to the Series E Preferred Shares. The fair value of restricted shares was estimated by management with the assistance of valuer and involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, risk‑free interest rate and subjective judgments regarding the Company's projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. As of August 28, 2019, the fair value of the restricted shares was determined to be RMB4,350 based on the Company's ordinary share price on August 28, 2019.

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

Upon the issuance of Series E Preferred Shares in August 2019, the redemption term of Series A, B, C and D Preferred Shares were modified to be the same as Series E Preferred Shares, in which they were redeemable at the option of holders of these preferred shares: at any time after the third anniversary of the issuance date of Series E Preferred Shares, if the Company has not consummated a Qualified IPO by then, which extends the redemption start date of Series A, B,C and D Preferred Shares was extended from March 18, 2021 to August 27, 2022 to be in line with the optional redemption date of Series E Preferred Shares. The redemption term of Series F Preferred Shares remained the same as Series E Preferred Shares.

The redemption price equals to the greater of (1) 100% of the Preferred Shares issue price with an 8% compound per annum, plus any declared but unpaid dividends on such Preferred Shares, and (2) the fair market value of the relevant Preferred Shares. The fair value of the relevant Preferred Shares was determined by management with the assistance from a valuation firm using management's estimates and assumptions.

The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Redeemable Convertible Preferred Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date for the Redeemable Convertible Preferred Shares.

The Company determines whether an amendment or modification to the terms of Series A, B, C and D Preferred Shares represents an extinguishment based on a fair value approach. If the fair value of the preferred shares immediately before and after the amendment is significantly different (by more than 10%), the amendment or modification represents an extinguishment. The Company has determined that the amendment to the terms of Series A, B, C and D Preferred Shares did not represent an extinguishment, and therefore modification accounting was applied by analogy to the modification guidance contained in ASC 718 20, Compensation—Stock Compensation. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. Modifications that result in a decrease in the fair value of the modified preferred shares were not recognized. Upon the issuance of Series E Preferred Shares in August 2019, the increase in fair value of Series C Preferred Shares and Series D Preferred Shares at the modification date resulting from extension of optional redemption date were US$974 (equivalent to RMB6,716) and US$806 (equivalent to RMB5,562), respectively. The inputs for appraising the fair value of the modified preferred shares are the redemption term, volatility, dividend rate and risk-free interest rate.

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

The Company evaluated the embedded conversion option in all series preferred shares to determine if the embedded conversion option require bifurcation and accounting for as a derivative. The Company concluded the embedded conversion option did not need to be bifurcated pursuant to ASC 815 Derivatives and Hedging. The Company also determined that there was no beneficial conversion feature attributable to all series preferred shares because the initial effective conversion prices of these all series preferred share were higher than the fair value of the Company's ordinary shares at the relevant commitment dates. The fair value of the Company's ordinary shares on the commitment date was estimated by management, which involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, risk‑free interest rate and subjective judgments regarding the Company's projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Except for the warrant liability with proceeds allocated from the issuance of the debt instrument, the Company also determined there was no other embedded features to be separated from all series preferred shares.

16. SHARE‑BASED COMPENSATION

Restricted ordinary shares

On August 28, 2019, 8,154,893 ordinary shares held by Cloopen Co., Ltd., which is wholly owned by Mr. Sun Changxun, became restricted with a graded vesting as to 1/3 of the restricted ordinary shares vest on the first anniversary of August 28, 2019 and with the remaining 2/3 of the restricted ordinary shares vesting evenly over the next two years. Such restricted shares are also subject to immediate vesting upon the Company's completion of a qualified IPO. The fair value of the shares of US$9,827 are amortized to consolidated statements of comprehensive loss over the vesting term of three years.

In March 2020, the Company, through the VIE, obtained 38% equity interest in one subsidiary, Beijing Baiyi High-tech Information Technology Co., Ltd. (“Baiyi”) from the non-controlling shareholders, who are also the management employees in Baiyi. This transaction was accounted for as equity transactions of changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary according to ASC Topic 810-10-45-23. Therefore, no gain or loss shall be recognized in consolidated statements of comprehensive loss. At the same time, the Company issued 3,706,745 ordinary shares at par value to the management employees. These ordinary shares became restricted and subject to a graded vesting that 1,853,373 restricted ordinary shares will vest on March 25, 2021 and the remaining 1,853,372 restricted ordinary shares will vest evenly over the next twelve months. The fair value of the shares of US$4,804 (equivalent to RMB33,137) are amortized to consolidated statements of comprehensive loss over the vesting term of two years.

In July 2020, the Company accelerated the vesting of 3,706,745 restricted shares so that all the restricted shares vested immediately. The Company accounted for the modification as a Type I (probable-to-probable) modification. Such a modification resulted in the unrecognized share-based compensation expense of US$3,465 (equivalent to RMB23,898) to be recognized as general and administrative expenses at the time of the modification.

In January 2021, the Company adopted a second share option Plan (“2021 Share Plan”), under which the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under such plan is 15,144,221. The ordinary shares became restricted with a vesting schedule of four years. Under the 2021 Share Plan, 5,898,500 ordinary shares were granted to employees for the year 2021.

In March 2021, the Company offered certain management members of EliteCRM 2,411,177 ordinary shares, which become restricted with a graded vesting as to 1/2 of the restricted ordinary shares vest on the first anniversary of March 22, 2022 and with the remaining 1/2 of the restricted ordinary shares vesting on March 22, 2023. The fair value of the shares of US$23,883 are amortized to consolidated statements of comprehensive loss over the vesting term of two years.

A summary of the Company's restricted ordinary shares held by the Company's employees for the years ended December 31, 2019, 2020 and 2021 is presented below:

	Number of shares	Weighted average grant date fair value
Unvested as of January 1, 2019	-	-
Granted	8,154,893	1.32
Unvested as of December 31, 2019	8,154,893	1.32
Granted	3,706,745	1.31
Vested	(6,425,043)	1.31
Unvested as of December 31, 2020	5,436,595	1.32
Granted	8,309,677	4.65
Vested	(5,436,595)	1.32
Forfeited	(295,000)	3.19
Unvested as of December 31, 2021	8,014,677	4.71

Total compensation expenses recognized for restricted ordinary shares for the years ended December 31, 2019, 2020 and 2021 were allocated to the following expense items:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Research and development expenses	-	-	8,618
General and administrative expenses	13,809	67,026	112,218
Selling and marketing expenses	-	-	4,191
Total restricted ordinary shares compensation expenses	13,809	67,026	125,027

In addition to the restricted ordinary shares held by the Company's employees, 1,700,000 ordinary shares were held by a non-employee founder, which were restricted and have been vested immediately upon the completion of the Company's initial public offering on February 9, 2021. The fair value of 1,700,000 restricted ordinary shares on grant date is US$111.

As of December 31, 2021, total unrecognized compensation expense related to restricted ordinary shares were RMB133,877 until 2025. The restricted ordinary shares are expected to be recognized over a weighted average period of approximately 2.88 years.

Shares Options

In January 2017, the Company's shareholders and board of directors approved a share option Plan ("2016 Share Plan''), under which a maximum aggregate number of 21,119,408 ordinary shares may be issued pursuant to all awards to be granted. In September 2018, the Company's shareholders and board of directors approved that the maximum aggregate number of ordinary shares may be issued under 2016 Share Plan shall be modified to 25,838,502 pre-offering Class A Ordinary Shares. In March 2020 and July 2020, the Company's shareholders and board of directors approved that the maximum aggregate number of ordinary shares may be issued under 2016 Share Plan shall be modified to 26,419,211 and 29,525,465 pre-offering Class A Ordinary Shares, respectively.

In addition, the options may be exercised with respect to 25% to 50% of the shares subject to the options as of the first anniversary of the vesting commencement date with the remaining shares subject to the options shall become vested in equal monthly installments over a period of 12-36 months thereafter. Share options were granted with exercise prices ranging from US$0.01 to US$0.38 and will expire 10 years from the grant dates.

Under the 2016 Share Plan, 2,750,000 7,700,228 and 5,355,499 share options were granted to employees, officers, and board members for the years ended December 31, 2019, 2020 and 2021, respectively. A summary of the share options activities for the years ended December 31, 2019, 2020 and 2021 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2019	21,950,001	0.24
Granted	2,750,000	0.26
Forfeited	(3,448,846)	0.27
Outstanding as of December 31, 2019	21,251,155	0.24
Granted	7,700,228	0.30
Forfeited	(3,752,791)	0.27
Outstanding as of December 31, 2020	25,198,592	0.25
Granted	5,355,499	0.26
Forfeited	(1,754,969)	0.30
Excercised	(6,729,352)	0.26		8,798
Outstanding as of December 31, 2021	22,069,770	0.25
Vested and expected to vest as of December 31, 2021	22,069,770	0.25	6.14	43,970
Exercisable as of December 31, 2021	16,613,310	0.25	4.59	27,774

The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

	Year ended December 31,
Grant dates:	2019	2020	2021
Risk free rate of return	1.37%-2.67%	0.61%-1.88%	1.06%-1.57%
Volatility	48.21%-53.09%	48.21%-49.36%	48.76%-49.21%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.20	2.20	2.20
Fair value of underlying ordinary share	US$1.20- US$1.30	US$1.30- US$3.12	US$1.45- US$16.70
Expiration terms	10 years	10 years	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company's options. The risk‑free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company's options in effect at the option valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. "Employee Stock Option Exercises: An Empirical Analysis." Journal of Accounting and Economics, vol. 21, no. 1 (February), pages 5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. Expected term is the contract life of the option.

The weighted average grant date fair value of the share options granted during the years ended December 31, 2019, 2020 and 2021 was US$1.00, US$2.24 and US$6.19, respectively. Compensation expense recognized for share options during the years ended December 31, 2019, 2020 and 2021 is allocated to the following expense items:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	707	761	507
Research and development expenses	671	909	9,946
Selling and marketing expenses	5,547	3,467	16,960
General and administrative expenses	6,417	25,132	109,530
Total share option compensation expenses	13,342	30,269	136,943

As of December 31, 2021, RMB87,336 of total unrecognized compensation expense related to share options that are expected to be recognized until 2025. The share options are expected to be recognized over a weighted average period of approximately 2.84 years.

Ordinary shares issued to management employees to acquire their equity interests in the majority-owned subsidiaries

In July 2020, the Company, through the VIE, obtained minority interest in three majority-owned subsidiaries from the non-controlling shareholders, among which there are management employees of the three subsidiaries. The consideration included cash consideration of RMB16,095 and 3,501,087 ordinary shares, which were issued by the Company on July 15, 2020. These transactions were accounted for as equity transactions of changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary according to ASC Topic 810-10-45-23. Therefore, no gain or loss shall be recognized in consolidated statements of comprehensive loss.

The difference between fair value of consideration paid to certain management employees and fair value of the non-controlling interest at the time of acquisition is recognized as share-based compensation expenses in the amount of RMB13,750 for the year ended December 31, 2020. Cash consideration of RMB16,095 was fully paid before December 31, 2020.

Waiver of subscription receivable due from a shareholder

On June 10, 2016, the Company issued 16,982,978 ordinary shares at fair value to Mr. Changxun Sun, for an aggregate consideration of US$3,674 (the "Subscription Price").

On November 3, 2020, all the shareholders and directors of the Company passed a special resolution to waive the Subscription Price, except for the par value which would be paid by Mr. Changxun Sun.

The waiver of the subscription receivable with Mr. Changxun Sun was recorded as compensation expense of US$3,673 (equivalent to RMB23,219) in the consolidated statements of comprehensive loss for the year ended December 31, 2020.
17. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019, 2020 and 2021, respectively:

	December 31, 2019
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short‑term investments (Note 5)	-	2,501	-	2,501

Liabilities
Non-current warrant liabilities (Note 14)	-	-	4,709	4,709

	December 31, 2020
RMB	Level 1	Level 2	Level 3	Total Fair Value
Liabilities
Warrants Liabilities, current portion (Note 14)	-	-	37,903	37,903
Non-current warrants Liabilities(Note 14)	-	-	9,650	9,650

	December 31, 2021
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short‑term investments (Note 5)	-	-	127,514	127,514

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2019, 2020 and 2021:

				Year ended December 31, 2019
				Gain or Losses
RMB	January 1, 2019	Purchase/Issue	Sell	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2019
Assets
Short‑term investments (Note 5)	2,994	34,000	34,614	114	7	-	2,501

Liabilities
Non-current warrant liabilities (Note 14)	2,999	2,193	-	(499)	-	16	4,709

				Year ended December 31, 2020
				Gain or Losses
RMB	January 1, 2020	Purchase/Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2020
Assets
Short‑term investments (Note 5)	2,501	-	2,501	-	-	-	-

Liabilities
Warrants Liabilities, current portion (Note 14)	-	21,622	-	16,906	-	(415)	37,903
Non-current warrants Liabilities(Note 14)	4,709	-	16,550	23,376	-	(1,885)	9,650

				Year ended December 31, 2021
				Gain or Losses
RMB	January 1, 2021	Purchase/Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2021
Assets
Short‑term investments (Note 5)	-	127,727	-	-	-	(213)	127,514

Liabilities
Warrants Liabilities, current portion (Note 14)	37,903	-	37,531	-	-	(372)	-
Non-current warrants Liabilities(Note 14)	9,650	-	38,841	29,011	-	180	-

18. INCOME TAX

a) Income tax

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company's Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2019, 2020 and 2021.

Japan

The Company's Japan subsidiary, Cloopen Japan Co., Ltd., is subject to Japanese corporation tax (including national corporation tax, local enterprise tax and other income-based taxes) on its worldwide income. The statutory effective tax rate is approximately 30% to 34%, depending on the size of the company.

Dividends paid by a Japanese company are generally subject to Japanese withholding tax. If the Japanese company paying dividends is a non-listed company and the payee is a non-resident of Japan, the rate of such withholding tax is 20.42% under Japanese Tax law. The Company enjoys preferential withholding tax rate of 10% under Japan-China tax treaty.

The PRC

The Group's PRC subsidiaries, the VIE, and the VIE's subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

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

Ronglian 7Moor obtained the HNTE certificate in December 2016, and subsequently renewed the HNTE certificate in October 2019 and November 2022. Thus, Ronglian 7Moor is entitled to a preferential tax rate of 15% from 2016 to 2024.

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

Ronglian Yitong, a subsidiary of the Company, obtained the HNTE certificate in September 2015 and subsequently renewed the HNTE certificate in September 2018 and December 2021. Thus, it was entitled to the preferential tax rate of 15% from 2015 to 2023.

Beijing Ronglian Huitong Technology Co., Ltd. and Shenzhen Zhongtian Wangjing Technology Co., Ltd., subsidiaries of the Company, obtained the HNTE certificates in December 2019. Thus, they are entitled to the preferential tax rate of 15% from 2019 to 2021.In December 2022, Beijing Yunrong Tianxia Technology Co., Ltd., renewed its HNTE status which entitled it to the preferential income tax rate of 15% from 2022 to 2024.

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

The components of loss before income taxes are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
The Cayman Islands*	(27,733)	(173,957)	(453,788)
Hong Kong S.A.R*	(21)	(1,223)	19,023
Japan*	3,194	10,169	(3,159)
The PRC, excluding Hong Kong S.A.R.	(208,350)	(259,099)	(455,408)
Total	(232,910)	(424,110)	(893,332)

*Non PRC entities not subject to income tax

Withholding tax on undistributed dividends

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of Mainland China, if such immediate holding company is considered as a non‑resident enterprise without any establishment or place within Mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within Mainland China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and Hong Kong S.A.R. on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in Mainland China to its immediate holding company in Hong Kong S.A.R. will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group did not record any dividend withholding tax, as the Group's PRC entities, have no retained earnings in any of the years presented.

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on interest income from the foreign investment enterprises established in Mainland China. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. The Group applies a preferential withholding tax rate of 7% due to a tax treaty between Mainland China and the jurisdiction of the foreign investors.

Income tax expense recognized in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense	715	1,201	5,998
Deferred income tax expense (benefit)	(166)	(74)	5,122
Total income tax expense	549	1,127	11,120

Reconciliation of the differences between the income tax benefit computed based on the PRC statutory income tax rate and the Group's income tax expense for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Computed expected income tax benefit	(58,227)	(106,028)	(223,333)
Non-deductible expenses / taxable deemed income
Share-based compensation	6,788	33,566	66,705
Non-deductible entertainment	919	577	940
Uninvoiced expenditures	446	217	-
Taxable deemed interest income from inter-company interest-free loans	996	2,155	6,659
Non-deductible IPO fees	977	2,210	824
Employee commercial Insurance	82	110	372
Effect of withholding tax at 7% on the interest income of a PRC subsidiary	-	-	1,144
Selling Commission	-	581	2,072
Others	333	46	63
Non-PRC entities not subject to income tax	(531)	7,296	47,479
Effect of income tax rate differences in jurisdictions other than the PRC	123	-	(2,334)
Over provision in respect of prior years	-	104	4,883
NOL expired	-	200	8,635
Amortization of intangible assets formed by business combinations	(166)	(74)	(536)
Others	-	-	813
Changes in valuation allowance	48,809	60,167	96,734
Actual income tax expense	549	1,127	11,120

b) Deferred income tax assets

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net operating loss carry forwards	149,073	218,478	280,865
Uninvoiced expenditures	23,400	6,204	9,867
Accounts receivable and contract assets allowance	5,367	12,707	16,486
Other equity investments impairment	5,836	10,337	11,412
Goodwill impairment	1,417	1,417	38,690
Share of losses of equity method investments	174	174	149
Others	26	9	1
Less: Valuation allowance	(180,643)	(239,007)	(335,339)
Total deferred income tax assets, net	4,650	10,319	22,131
Intangible assets	(259)	(185)	(8,883)
Equity method investment on the gain from the disposal of a subsidiary	-	-	(2,766)
Change in fair value of other equity investments	(4,650)	(10,319)	(19,365)
Total gross deferred income tax liabilities	(4,909)	(10,504)	(31,014)
Net deferred income tax assets	(259)	(185)	(8,883)

As of December 31, 2021, the Group had net operating loss carry forwards of approximately RMB1,123 million attributable to the PRC and Hong Kong S.A.R. subsidiaries, the VIE, and the VIE's subsidiaries. The loss carried forward by the PRC companies will expire during the period from year 2022 to year 2031. As of December 31, 2021, the Group had tax loss carry forwards for PRC and Hong Kong S.A.R. income tax purpose of RMB 1,123,462, which will expire if unused by the following year-end:

Year ending December 31,	RMB
2022	115,517
2023	103,035
2024	20,060
2025	34,927
2026	74,384
Then thereafter	775,539
Total	1,123,462

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group's operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2021, the valuation allowance of RMB335,339 was related to the deferred income tax assets of the PRC and Hong Kong S.A.R. entities which were in loss position. As of December 31, 2021, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance.

Changes in valuation allowance are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	(131,834)	(180,643)	(239,007)
Additions	(48,809)	(60,167)	(96,734)
Decrease upon disposal of a subsidiary	-	1,803	402
Balance at the end of the year	(180,643)	(239,007)	(335,339)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company's PRC subsidiary, the VIE and the VIE's subsidiaries for the years from 2016 to 2021 are open to examination by the PRC tax authorities.

19. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2019	2020	2021
	RMB'	RMB	RMB
Numerator:
Net loss	(217,139)	(425,232)	(903,859)
Accretion and modifications of Redeemable Convertible Preferred Shares	(23,341)	(1,139,108)	(4,878,652)
Deemed dividends to Series E Redeemable Convertible Preferred Shareholders	-	(14,729)	-
Numerator for basic and diluted net loss per ordinary share calculation	(240,480)	(1,579,069)	(5,782,511)
Denominator:
Weighted average number of pre-offering Class A and pre-offering Class B ordinary shares	89,567,463	85,103,964	-
Weighted average number of Class A and Class B ordinary shares	-	-	294,793,258
Denominator for basic and diluted net loss per ordinary share calculation	89,567,463	85,103,964	294,793,258
Net loss per ordinary share attributable to pre-offering Class A and pre-offering Class B ordinary shareholders
—Basic and diluted	(2.68)	(18.55)	(19.62)

Securities that could potentially dilute basic net loss per ordinary share in the future that were not included in the computation of diluted net loss per ordinary share because to do so would have been antidilutive for the years ended December 31,2019, 2020 and 2021 are as follow:

	Year ended December 31,
	2019	2020	2021
Share options	21,251,155	25,198,592	22,069,770
Restricted ordinary shares	9,854,893	7,136,595	8,014,677
Redeemable Convertible Preferred Shares	108,421,528	147,100,329	-
Warrants	6,773,946	12,461,061	-

20. REVENUE INFORMATION

Revenues

The Group's revenues are disaggregated by major products/services lines, timing of revenue recognition and primary geographical markets (based on the location of customers) as follow:

Major products/services lines	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
CPaaS(Note1)
- Text messaging	224,703	244,445	235,842
- Voice calls	60,331	81,574	56,892
- Others(Note2)	36,700	59,418	56,136
Cloud-based CC	150,485	227,550	276,126
Cloud-based UC&C	111,994	107,378	125,358
Other services	8,585	3,088	2,334
Revenues	592,798	723,453	752,688

Note 1: The gross amount of revenue from services as an agent was RMB148 million, RMB212 million and RMB166 million for the years ended December 31, 2019, 2020 and 2021. The net amount of revenue from services as an agent was RMB17 million, RMB50 million and RMB41 million for the years ended December 31, 2019, 2020 and 2021 respectively.

Note 2: Others mainly include CPaaS revenue from the customers' use of the Group's Internet of Things (IoT) and jointly-operated CPaaS platforms.

Timing of revenue recognition	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Point in time	419,930	490,449	476,019
Over time	172,868	233,004	276,669
Revenues	592,798	723,453	752,688

Primary geographical markets (based on the location of customers)	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
The PRC	583,496	700,535	711,932
Japan	9,302	22,918	40,756
Revenues	592,798	723,453	752,688

Revenue based on a gross basis/ net basis	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
On a gross basis	574,049	667,732	689,667
On a net basis	18,749	55,722	63,021
Revenues	592,798	723,453	752,688

Contract Assets and Contract Liabilities

The Group's contract assets and contract liabilities as of December 31, 2019, 2020 and 2021 are as follows:

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Contract assets	15,582	18,342	21,118
Contract liabilities	121,748	177,376	285,936

The contract assets primarily relate to the Group's rights to consideration for work performed but not invoiced at the reporting date on Cloud-based UC&C projects. The contract assets are transferred to receivables when the rights to consideration become unconditional.

The contract liabilities primarily related to the advanced consideration received from customers in relation to the subsequent provision of Cloud-based CC services and CPaaS solutions. The contract liabilities will be recognized as revenue when the Group fulfils its performance obligations to transfer the promised products or services to customers, which is expected to occur within one year.

Changes in the contract assets balances for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Gross amount at the beginning of the year	19,001	16,577	25,075
Increases due to revenue recognized during the year	42,448	46,662	51,712
Transfers to accounts receivable during the year	(44,872)	(38,164)	(45,065)
Gross amount at the end of the year	16,577	25,075	31,722
Allowance for contract assets	(995)	(6,733)	(10,604)
Contract assets, net	15,582	18,342	21,118

The movement of the allowance for contract assets is as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	950	995	6,733
Additions charged to bad debt expense	45	5,738	3,871
Balance at the end of the year	995	6,733	10,604

Changes in the contract liabilities balances for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	83,443	121,748	177,376
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	(84,100)	(81,807)	(74,907)
Increase due to cash received, excluding amount recognized as revenue during the year	122,405	137,435	183,467
Balance at the end of the year	121,748	177,376	285,936

The amounts of revenue recognized for the years ended December 31, 2019, 2020 and 2021 that were included in the contract liabilities balances at the beginning of the year are RMB84,100, RMB81,807 and RMB74,907, respectively.

The Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

21. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Group leases its offices under non‑cancelable operating lease agreements. Rental expenses were RMB19,783 RMB20,976 and RMB23,738 for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, future minimum lease commitments, all under office and facilities non‑cancelable operating lease agreements, were as follows:

Year ended December 31,	RMB
2022	26,263
2023	9,615
2024	2,806

Except for those disclosed above, the Group did not have any significant capital or other commitments, long‑term obligations, or guarantees as of December 31, 2021.

Legal Proceedings

On April 19, 2021, the Company and certain of the Company's current and former directors and officers and the underwriters in the initial public offering and the agent for service of process in the United States were named as defendants in a securities class action filed in the Supreme Court of the State of New York, New York County (Index No. 652617/2021). The action, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the ADSs, alleges that the Company's registration statement on Form F-1 in connection with the initial public offering contained material misstatements and omissions in violation of the U.S. federal securities laws, including those relating to the estimates on financial results of the fourth quarter of 2020. On December 10, 2021, the Company and certain of current and former directors and officers, the underwriters of the Company in the initial public offering and the Company's agent for service of process in the United States were named as defendants in a securities class action filed in the United States District Court of the Southern District of New York (Case No. 1:21-cv-10610-JGK), which also has arisen out of certain public disclosures made in connection with the initial public offering. The plaintiff sought to, among others, have the court certify the class action as well as award damages, reasonable costs and expenses and other relief as deemed appropriate by the court in favor of the class.

As of December 31, 2021, this action remains in its preliminary stage, and the Company believe this case is without merit and intend to defend the actions vigorously.In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2021 since it is not probable that a liability has incurred and the amount of loss cannot be reasonably estimated.Subsequent legal proceedings see “Note 23 Subsequent events – U.S Class Action”.

Purchase Commitment

The Group’s purchase commitments primarily relate to purchase of software and equipment. Total purchase commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 were as follows:

Year ended December 31,	RMB
2022	15,078
2023 and thereafter	140

22. RELATED PARTY TRANSACTIONS

(i)
Related Parties

Name of Related Parties	Relationship with the Company
Beijing Puhui Sizhong Technology Limited Company	A company controlled by Mr. Changxun Sun
Changxun Sun, Zhiqiang Xu, Muchao Deng	Three management employees
Beijing Jingu Shitong Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 55.38% equity interest and has significant influence
Hi Sun Technology (China) Limited	A company that controls Main Access Limited, an entity that is a shareholder of the Company
Shanghai Keshen Information Technology Co., Ltd.	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence since December 2021
Beijing Lianxinzhihui Technology Co., Ltd.	One of the Company’s investment affiliates and the Company owns 15.93% equity interest and has significant influence
Shenzhen City Yunjitong Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 18.52% equity interest and has significant influence
Shenyang Yunrongxin Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence

(ii)
The Company had the following related party transactions for the years ended December 31, 2019, 2020 and 2021:

		Year ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB
Interest free loans provided to related parties:
-Three management employees	(a)	-	2,550	-
-Beijing Jingu Shitong Technology Co., Ltd	(a)	-	1,400	-

Interest free loans collected from related parties:
-Three management employees	(a)	310	4,160	900
Beijing Jingu Shitong Technology Co., Ltd	(a)	-	-	1,400

Cloud-based UC&C services provided to a related party:
-Hi Sun Technology (China) Limited	(b)	38,280	30,352	5,158

CPaaS services provided to related parties:
-Beijing Lianxinzhihui Technology Co., Ltd.	(c)	2,626	2,360	200
-Shenyang Yunrongxin Technology Co., Ltd	(c)	873	145	532
-Shenzhen City Yunjitong Technology Co., Ltd	(c)	3	3	5
-Beijing Jingu Shitong Technology Co., Ltd	(c)	-	208	99

Sub-lease income from an equity investee:
-Beijing Jingu Shitong Technology Co., Ltd	(d)	-	317	-

Project development services purchased from related parties :
-Hi Sun Technology (China) Limited	(e)	7,111	368	-
-Shenyang Yunrongxin Technology Co., Ltd	(e)	-	1,046	-

Research and development services purchased from a related party:
-Hi Sun Technology (China) Limited	(e)	-	5,667	1,974

Rental expenses paid for a related party:
-Beijing Puhui Sizhong Technology Limited Company	(f)	100	150	-

(a)
Interest free loans provided to and collected from related parties

For the years ended December 31, 2019, 2020 and 2021, the Company provided interest-free loans of nil, RMB2,550 and nil, respectively, to the three management employees of the Group. For the years ended December 31, 2019, 2020 and 2021, the Company collected interest-free loans of RMB310, RMB4,160 and RMB900, respectively, from the three management employees of the Group. As of December 31, 2019, 2020 and 2021, the amounts due from the three management employees were RMB2,510, RMB900 and nil, respectively. The Company received repayments of RMB900 in cash from the three management employees of the Group in January 2021.

For the year ended December 31, 2020, the Company provided interest-free loans of RMB1,400 to Beijing Jingu Shitong Technology Co., Ltd. (“Jingu”). As of December 31, 2020, the amount due from Jingu was RMB1,400. The Company received RMB1,400 in cash from Jingu in January 2021.

(b)
Cloud-based UC&C services provided to a related party

The Company provided Cloud-based UC&C services to subsidiaries of Hi Sun Technology (China) Limited (“Hi Sun Group”), a company which controls Main Access Limited, one of the Company's shareholders. Revenues of RMB38,280 RMB30,352 and RMB5,158 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2019, 2020 and 2021, respectively. Amounts due from Hi Sun Group were RMB10,136 RMB12,094 and nil as of December 31, 2019, 2020 and 2021, which are included in accounts receivable - related parties, net on the consolidated balance sheets. Deposits for performance guarantee, which are included in amounts due from related parties on the consolidated balance sheets, were RMB3,936 as of December 31, 2019, and 2020, respectively.

The Company provided Cloud-based UC&C services to subsidiaries of Shanghai Keshen Information Technology Co., Ltd (“Shanghai Keshen”) Amounts due from Shanghai Keshen were RMB194 as of December 31, 2021, which are included in accounts receivable - related parties, net on the consolidated balance sheets.

(c)
CPaaS services provided to related parties

The Company provided CPaaS services to Lianxinzhihui. Revenues of RMB2,626 RMB2,360 and RMB200 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2019, 2020 and 2021, respectively. Amounts due from Lianxinzhihui were nil, RMB270 and RMB3 as of December 31, 2019, 2020 and 2021, which are included in accounts receivable - related parties, net on the consolidated balance sheets. Amounts due to Lianxinzhihui were RMB173, nil and nil as of December 31, 2019, 2020 and 2021, respectively, which is included in amounts due to a related party on the consolidated balance sheets.

The Company provided CPaaS services to Shenyang Yunrongxin Technology Co., Ltd (“Shenyang Yunrongxin”). Revenues of RMB873, RMB145 and RMB532 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2019, 2020 and 2021, respectively. Amounts due from Shenyang Yunrongxin were RMB72, RMB40 and RMB107 as of December 31, 2019, 2020 and 2021, which are included in accounts receivable - related parties, net on the consolidated balance sheets.

The Company provided CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd (“Shenzhen City Yunjitong”). Revenues of RMB3, RMB3 and RMB5 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, the amounts due from Shenzhen City Yunjitong were RMB6, RMB6 and nil, respectively.

The Company provided CPaaS services to Jingu. Revenues of nil, RMB208 and RMB99 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2019, 2020 and 2021, respectively. Accounts receivable from Jingu were nil, RMB38 and nil as of December 31, 2019, 2020 and 2021, which are included in accounts amounts due from related parties on the consolidated balance sheets.

(d)
Sub-lease income from an equity investee

For the years ended December 31, 2019, 2020 and 2021, the Group leased office to Jingu with sub-lease income of nil, RMB317 and nil, respectively. As of December 31, 2019, 2020 and 2021, the amount due from the equity investee was nil, RMB1,400 and nil, respectively.

(e)
Outsourcing services purchased from related parties

The Company purchased from Hi Sun Group project development services, which is included in cost of revenues of RMB7,111, RMB368, and nil, for the years ended December 31, 2019, 2020 and 2021, respectively and research and development services, which is included in research and development expenses of nil, RMB5,667 and 1,974 for the years ended December 31, 2019, 2020 and 2021, respectively. Amounts due to Hi Sun Group were RMB3,405 RMB3,360 and nil as of December 31, 2019, 2020 and 2021, respectively, which is included in amounts due to a related party on the consolidated balance sheets.

The Company purchased from Shenyang Yunrongxin project development services, which is included in cost of revenues of nil, RMB1,046, and nil, for the years ended December 31, 2019, 2020 and 2021, respectively. Amounts due to Shenyang Yunrongxin were RMB160, RMB900 and RMB731 as of December 31, 2019, 2020 and 2021, which are included in accounts amounts due to related parties on the consolidated balance sheets.

The Company purchased from Shanghai Keshen project development services, amounts due to Shanghai Keshen were RMB58 as of December 31, 2021.

The Company purchased from Shenzhen City Yunjitong project development services, amounts due to Shenzhen City Yunjitong were RMB6, RMB6 and RMB5 as of December 31, 2019, 2020 and 2021, which are included in accounts amounts due to related parties on the consolidated balance sheets.

(f)
Rental expenses paid for a related party

For the years ended December 31,2019, 2020 and 2021, the Group paid rental expenses of RMB100, RMB150 and nil, respectively on behalf of Beijing Puhui Sizhong Technology Limited Company (“Puhui Sizhong”), a company affiliated with Mr. Changxun Sun, the Group's founder and a board member. The Group did not expect to collect the amount paid from Puhui Sizhong and therefore recognized the rental expenses paid on behalf of Puhui Sizhong as general and administrative expenses.

(iii)
The Company had the following related party balances as of December 31, 2019, 2020 and 2021:

	Notes	2019	2020	2021
		RMB	RMB	RMB
Accounts receivable - related parties, net:
-Hi Sun Technology (China) Limited	(b)	10,136	12,094	-
-Shanghai Keshen Information Technology Co., Ltd.	(b)	-	-	194
-Beijing Lianxinzhihui Technology Co., Ltd.	(c)	-	270	3
-Shenyang Yunrongxin Technology Co., Ltd	(c)	72	40	107
-Beijing Jingu Shitong Technology Co., Ltd	(c)	-	38	-

Amounts due from related parties:
-Three management employees	(a)	2,510	900	-
-Beijing Jingu Shitong Technology Co., Ltd	(a) (d)	-	1,400	-
-Hi Sun Technology (China) Limited	(b)	3,936	3,936	-
-Shenzhen City Yunjitong Technology Co., Ltd	(c)	6	6	-
Total amounts due from related parties		6,452	6,242	-

Amounts due to related parties:
-Hi Sun Technology (China) Limited	(e)	3,405	3,360	-
-Shenyang Yunrongxin Technology Co., Ltd	(e)	160	900	731
-Shenzhen City Yunjitong Technology Co., Ltd	(e)	6	6	5
-Shanghai Keshen Information Technology Co., Ltd.	(e)	-	-	58
-Beijing Lianxinzhihui Technology Co., Ltd.	(c)	173	-	-
Total amounts due to related parties		3,744	4,266	794

23. SUBSEQUENT EVENTS

(a)
Coronavirus Impact

Since the outbreak of COVID-19 throughout China and other countries and regions, a series of precautionary and control measures have been implemented worldwide to contain the virus. The outbreak of COVID-19 has had certain negative impact on the overall economy of the regions where the Company deliver its products or services. Any economic slowdown and/or negative business sentiment could potentially have an impact on the industries in which the Company's major customers operate, including the settlement of the outstanding accounts receivable from these customers.

The Group will continue to closely focus on both global and domestic situation of concerning its prevention and control, and cope with the related impacts on the Company actively.

(b)
Acquisition of Molun SCRM

On January 26, 2022, the Company entered into a definitive agreement to acquire all the equity interests of Molun SCRM business with the cash consideration of RMB31.8 million, which is the private domain social customer relationship management (“SCRM”) software provider targeting car OEMs and dealers. The Group expected to generate synergy with the Cloud-based CC service line after the closing of acquisition. The Group completed the acquisition in March, 2022. As at the date of the report, the Company paid off the cash consideration.

The transaction will be accounted for under the acquisition method of accounting in accordance with ASC Topic 805. The acquisition will be recorded as a business combination. The Group determined the fair values of assets acquired and liabilities assumed for this acquisition with assistance of an independent appraiser. The goodwill resulting from the acquisition is primarily attributable to the assembled workforce and established network of customers around China. The acquired goodwill is not deductible for tax purposes. A summary of identifiable assets acquired and liabilities assumed in connection with the acquisition is as follows:

Purchase consideration:	RMB
cash	31,800

Recognized amounts of identifiable assets acquired and liabilities assumed:
Prepaid expenses and other current assets	150
Intangible assets
Non-compete arrangements	100
Customer relationship	9,700
Technology	5,700
Contract liabilities	(12,002)
Deferred income tax liability	(3,875)
Total identifiable assets acquired and liabilities assumed	(227)
Goodwill	32,027

The intangible assets consist of non-compete arrangements, customer relationship and Technology. The fair values of non-competition arrangements of RMB100 customer relationship of RMB9,700 and Technology of RMB5,700 are amortized over 1 year, 6 years and 7 years, respectively on a straight-line basis.

(c)
Disposal of other equity investments

In December 2021 and January 2022, the Company entered into definitive agreements to sell its equity interest of Beijing Chenfeng with cash consideration of US$7,627 (equivalent to RMB51,207). The equity interest of Beijing Chenfeng was transferred to the buyer in March 2022. As at the date of the report, the Company received the cash consideration.

In February 2022, the Company entered into a definitive agreement to sell its equity interest of Hangzhou Paileyun with cash consideration of RMB10,938. The equity interest of Hangzhou Paileyun was transferred to the buyer in April 2022. As at the date of the report, the Company received the cash consideration.

(d)
Disposal of equity securities of Sichuan Xingneng

In June 2022, Sichuan Xingneng was liquidated and the Company received RMB2,842 in cash of its initial investment contribution of RMB4,900.

(e)
U.S. Class Action

On April 19, 2021, the Company and certain of current and former directors and officers, the underwriters of the Company in the initial public offering and the Company's agent for service of process in the United States were named as defendants in a securities class action filed in the Supreme Court of the State of New York, New York County (Index No. 652617/2021). The plaintiff alleges that the registration statement on Form F-1 in connection with the initial public offering contained material misstatements and omissions in violation of the U.S. federal securities laws, including those relating to estimates on financial results of the fourth quarter of 2020. On December 10, 2021, the Company and certain of current and former directors and officers, the underwriters of the Company in the initial public offering and the Company's agent for service of process in the United States were named as defendants in a securities class action filed in the United States District Court of the Southern District of New York (Case No. 1:21-cv-10610-JGK), which also has arisen out of certain public disclosures made in connection with the initial public offering. On June 5, 2023, the Company as well as all parties to the above-mentioned class action lawsuits executed a binding term sheet, which set forth all material deal points associated with the full and final resolution of the class action lawsuits. On June 6, 2023, the parties informed the courts that they had reached an agreement-in-principle to settle the claims in the class action lawsuits, and, the same day, the United States District Court for the Southern District of New York discontinued and closed the Dong action. On August 16, 2023, the Company entered into a stipulation of settlement reflecting the terms of the settlement. The settlement documents require the Company to pay a total of US$12,000 (equivalent to RMB83,575) in cash to the plaintiff class. The Company and the other defendants received full releases of claims pursuant to the terms of the settlement. On October 5, 2023, the Supreme Court of the State of New York preliminarily approved the settlement of the class action lawsuits. On January 23, 2024, the Supreme Court of the State of New York issued an order granting final approval of the settlement and dismissing the claims in the Sonny St. John action.

(f)
Independent Investigation

Our board of directors formed an independent special committee, the Special Committee, to oversee an independent internal investigation, or the Independent Investigation, of the employee misconduct and transaction irregularities that were raised to our board’s attention by KPMG Huazhen LLP, our previous independent registered public accounting firm, during its audit of our consolidated financial statements for the fiscal year ended December 31, 2021. The Special Committee retained White & Case LLP as its independent legal advisor, which had been assisted by BDO Limited as the independent forensic accounting expert.

During the period from May to September 2021, the Company’s audit committee conducted the Investigation. Based on the assessment from the Independent Investigation, the Special Committee had found that our previously reported revenues were inflated by approximately RMB11.6 million (unaudited) in the second quarter of the fiscal year 2021 and by approximately RMB17.8 million (unaudited) in the third quarter of the fiscal year 2021, representing approximately 4% and 6% of its reported total revenues in the same period, respectively. Our previously reported costs and expenses were inflated by approximately RMB9.2 million (unaudited) in the second quarter of the fiscal year 2021 and by approximately RMB1.8 million (unaudited) in the third quarter of the fiscal year 2021. The Company also identified accounting errors and restated its prior years financial statements as disclosed in Note 3 to the Consolidated Financial Statements.

(g)
Impairment of long-lived assets

Since coronavirus negative impact on the Company's business, the Company performed an impairment analysis on long-lived assets subsequently, and will recognize RMB15,002 and RMB57,271 impairment loss related to intangle assets and goodwill for the year ending December 31, 2022, respectively. The detail of the long-lived assets is as follows:

As of December 31,2022
Intangible assets	RMB
Trademark	2,556
Non-compete arrangements	540
Order backlogs	6,420
Customer relationship	5,486
Total	15,002

As of December 31,2022
Goodwill	RMB
Acquisition of Zhuge	57,271
Total	57,271

To estimate the fair value of long-lived assets, the Company used discounted cash flow model ("DCF Model"). The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses.

24. PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of Cloopen Group Holding Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2021, there were no material contingencies, significant provisions of long‑term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Cloopen Group Holding Limited, except for those, which have been separately disclosed in the consolidated financial statements.

(a) Condensed Balance Sheets

	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Assets
Current assets
Cash	355	1,144	35,660
Term deposits	-	160,349	1,342,085
Short-term investments	-	-	127,514
Other current assets	15	359	7,556
Total current assets	370	161,852	1,512,815
Non-current asset:
Investments in and amounts due from subsidiaries and consolidated VIE and VIE's subsidiaries	159,658	305,094	850,554
Total non-current asset	159,658	305,094	850,554
Total assets	160,028	466,946	2,363,369
Liabilities
Current liabilities
Amounts due to VIE	-	230,087	-
Accrued expenses and other current liabilities…	3	5,552	57,033
Warrant liabilities, current portion	-	38,099	-
Total current liabilities	3	273,738	57,033
Non‑current liability
Non-current warrant liabilities	4,709	9,644	-
Total non-current liability	4,709	9,644	-
Total liabilities	4,712	283,382	57,033
Mezzanine equity
Series A Redeemable Convertible Preferred Shares	174,528	380,664	-
Series B Redeemable Convertible Preferred Shares	202,954	404,394	-
Series C Redeemable Convertible Preferred Shares	607,847	943,228	-
Series D Redeemable Convertible Preferred Shares	208,826	268,573	-
Series E Redeemable Convertible Preferred Shares	229,974	437,249	-
Series F Redeemable Convertible Preferred Shares	-	691,472	-
Subscription receivables for Series C and Series E Redeemable Convertible Preferred Shares	-	(336,179)	-
Total mezzanine equity	1,424,129	2,789,401	-
Shareholders' equity (deficit):
Pre-offering Class A ordinary shares	24	29	-
Pre-offering Class B ordinary shares	33	33	-
Class A Ordinary Shares	-	-	192
Class B Ordinary Shares	-	-	17
Additional paid-in capital	-	-	11,066,975
Treasury stock	-	-	(81,638)
Subscription receivable	(23,220)	-	-
Accumulated other comprehensive income (loss)	(77,494)	75,733	(232,268)
Accumulated deficit	(1,168,156)	(2,681,632)	(8,446,942)
Total shareholders' equity (deficit)	(1,268,813)	(2,605,837)	2,306,336
Total liabilities, mezzanine equity and shareholders' equity (deficit)	160,028	466,946	2,363,369

(b) Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Total operating expenses	(39,359)	(120,031)	(280,773)
Change in fair value of warrant liabilities	(134)	(61,465)	(29,011)
Share of losses from subsidiaries and consolidated VIE and VIE's subsidiaries	(177,646)	(243,736)	(594,075)
Loss before income taxes	(217,139)	(425,232)	(903,859)
Income tax expense	-	-	-
Net loss	(217,139)	(425,232)	(903,859)
Accretion and modification of Redeemable Convertible Preferred Shares	(23,341)	(1,139,108)	(4,878,652)
Deemed dividends to Series E Redeemable Convertible Preferred Shareholders	-	(14,729)	-
Net loss attributable to ordinary shareholders	(240,480)	(1,579,069)	(5,782,511)

(c) Condensed Statements of Cash Flows

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash used in operating activities	(3,038)	(1,574)	(13,099)
Net cash used in investing activities	(218,538)	(438,055)	(1,397,584)
Net cash provided by financing activities	215,232	602,202	2,685,674
Effect of foreign currency exchange rate changes on cash	(11)	(1,434)	(58,740)
Net (decrease) increase in cash	(6,355)	161,139	1,216,251
Cash at the beginning of the year	6,710	355	161,494
Cash at the end of the year	355	161,494	1,377,745