Form 20-F
period 2022-12-31
Cloopen Group Holding Ltd
filed 2024-08-27
CIK 1804583

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 308,308,147 Class A ordinary shares (excluding treasury shares) and 25,649,839 Class B ordinary shares outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Yes ☐ No ☐

i

INTRODUCTION

Unless we indicate otherwise and for the purpose of this annual report only:

●	“active customers” at the end of any period refers to customers which had over RMB50 in annual spending in the preceding 12 months;

●	“ADRs” refers to the American depositary receipts, which, if issued, evidence the ADSs;

●	“ADSs” refers to our American depositary shares, each of which represents six Class A ordinary shares;

●	“AI” or “artificial intelligence” refers to intelligence demonstrated by machines, in contrast to the natural intelligence displayed by humans and other animals;

●	“API” or “application programming interface” refers to an application-specific computing interface that allows third parties to utilize and extend the features and functions of the application;

●	“A2P SMS” or “application-to-person short message service” refers to a one-way process of sending messages from an application to mobile users;

●	“CC” or “contact center” refers to a business’s central point for managing all communications with customers, including customer service and acquisition, through all channels;

●	“CPaaS” or “communications platform as a service” refers to a cloud-based solution that allows enterprises to add real-time communications capabilities such as voice and messaging to their applications and systems by deploying APIs and SDKs;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share, each of which entitles the holder thereof to one vote;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share, each of which entitles the holder thereof to ten votes;

●	“dollar-based net customer retention rate” illustrates our ability to increase revenue generated from our existing customer base. To calculate dollar-based net customer retention rate for a given period, we first identify all customers for solutions that we offer on a recurring basis, unless otherwise specified, with over RMB1,000 in monthly spending in the preceding period, then calculate the quotient from dividing the revenue generated from such customers in the given period by the revenue generated from the same group of customers in the preceding period. Solutions that we offer on a recurring basis include our CPaaS solutions and cloud-based CC solutions deployed primarily on public cloud, for which we change a combination of seat subscription fees and related resource usage fees;

●	“dollar-based net customer retention rate for active customers” represents the dollar-based net customer retention rate for all active customers for solutions that we offer on a recurring basis, unless otherwise specified;

●	“IM” or “instant messaging” refers to the exchange or real-time messages over the internet;

ii

●	“IoT” or “Internet of Things” refers to a network of interrelated computing devices that enables data transmissions without human-to-human or human-to-computer interactions;

●	“IVR” or “interactive voice response” refers to an automated telephony system that interacts with human callers through voice and keypad selections;

●	“large-enterprise customers” at the end of any period refers to customers which had over RMB700,000 (equivalent to approximately US$100,000) in annual spending in the preceding 12 months;

●	“multi-capability vendors” refers to vendors which offer a wide range of cloud-based communications services;

●	“RMB” and “Renminbi” refers to the legal currency of China;

●	“shares” or “ordinary shares” refers to our Class A ordinary shares and our Class B ordinary shares;

●	“single-capability vendors” refers to vendors which focus on only one specific type of cloud-based communications services, with such service contributing over 75% of total revenues;

●	“SDK” or “software development kit” refers to an installable software package that contains the tools one needs to build a platform;

●	“UC&C” or “unified communications and collaboration” refers to the integration of enterprise communications and collaboration through a unified user interface, which allows consistent user experience across multiple devices, channels and communications formats;

●	“US$” and “U.S. dollars” refers to the legal currency of the United States;

●	“VIE” or “Ronglian Yitong” refers to Beijing Ronglian Yitong Information Technology Co. Ltd., and “affiliated entities” refers to, collectively, the VIE and its subsidiaries;

●	“we,” “us,” “our company,” “our,” “our group” or “Ronglian” refers to Cloopen Group Holding Limited, our Cayman Islands holding company, its predecessor entity, its subsidiaries and its affiliated entities, as the context requires; and

●	“WFOE” or “Anxun Guantong” refers to Anxun Guantong (Beijing) Technology Co., Ltd.

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

Our reporting currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the noon buying rate on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all. On August 23, 2024, the noon buying rate was RMB7.1244 to US$1.00 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

iii

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our results of operations, financial condition, business strategy and financial needs. The forward-looking statements included in this annual report relate to, among other things:

●	our mission, goals and strategies;

●	our ability to retain and grow customer base;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions globally and in China; and

●	assumptions underlying or related to any of the foregoing.

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

iv

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

We, together with our WFOE and the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investment in companies that engage in value-added telecommunications services as set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC. As a result, we operate value-added telecommunications business in China through the affiliated entities, and rely on a series of contractual arrangements by and among WFOE, the VIE and its shareholders to control and receive the economic benefits of the business operations of the affiliated entities. Our VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. The contractual agreements enable us to (1) exercise effective control over the affiliated entities; (2) receive substantially all of the economic benefits of the affiliated entities; and (3) have an exclusive option to purchase all or part of the equity interests in the affiliated entities when and to the extent permitted by PRC law. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” As a result of our direct ownership in WFOE and the contractual agreements with the VIE, we are regarded as the primary beneficiary of the VIE, and the VIE and its subsidiaries are treated as our consolidated affiliated entities under U.S. GAAP. However, our contractual arrangements with the VIE are not equivalent of an investment in the VIE, and the PRC regulatory authorities could disallow our corporate structure at any time.

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

We may face challenges in enforcing the contractual arrangements due to jurisdictional and legal limitations. There are and will continue to be substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders through our WFOE. As of the date of this annual report, the agreements under the contractual arrangements among our WFOE, the VIE and its shareholders have not been tested in a court of law. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits, filings or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. The PRC regulatory authorities could disallow the VIE structure at any time in the future. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties and may incur substantial costs to enforce the terms of the arrangements, or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries, the affiliated entities, and investors in our securities (including the ADS) face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of our company and the affiliated entities as a whole. For details, see “Risk Factors—Risks Related to Our Corporate Structure.”

Revenues contributed by the affiliated entities accounted for substantially all of our total revenues in 2020, 2021 and 2022. For a consolidation schedule depicting the results of operations, financial position and cash flows for us and the affiliated entities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Information Related to the VIE.”

Cash and asset flows through our organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur may highly depend upon dividends paid by our WFOE to us and service fees paid by the affiliated entities to our WFOE, despite that we may obtain financing at the holding company level through other methods. For example, if any of our WFOE or the VIE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and the investors in the ADS as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Cloopen Group Holding Limited, our WFOE and the VIE has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors. In 2020, 2021 and 2022, the VIE did not pay any service fees to our WFOE under the contractual arrangements. We expect to distribute earnings and settle the service fees owed under the contractual arrangements at the request of our WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Cloopen Group Holding Limited, the subsidiaries of Cloopen Group Holding Limited (including our WFOE), the affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

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

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund our WFOE only through capital contributions or loans, and fund the affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. See “—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares, including those represented by the ADSs,” and “—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We, through our WFOE and the affiliated entities, conduct our operations in China. We also control Anxun Shuzhi (Shenzhen) Technology Co., Ltd., our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws, which has no material business operations as of the date of this annual report. Our operations in China are governed by PRC laws and regulations. We and the affiliated entities are required to obtain certain licenses, permits, filings or approvals from relevant governmental authorities in China in order to operate our business. As of the date of this annual report, as advised by our PRC counsel, CM Law Firm, our PRC subsidiaries and the affiliated entities in China have obtained the material licenses, permits, filings and approvals from the PRC government authorities necessary for our business operations in China, including, among others, Value-Added Telecommunications Business Operating Licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, filings or approvals for our business operations in the future. We cannot assure you that we or the affiliated entities will be able to obtain, in a timely manner or at all, or maintain such licenses, permits, filings or approvals, and we or the affiliated entities may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite licenses, permits, filings or approvals applicable to us or the affiliated entities may have a material adverse effect on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “—D. Risk Factors—Risks Related to Regulatory Compliance—Our business is subject to extensive regulation, and if we fail to obtain and maintain required licenses and permits, we could face government enforcement actions, fines and possibly restrictions on our ability to operate or offer certain of our solutions.”

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and other 12 PRC regulatory authorities jointly issued an amendment to the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures stipulates that (1) critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are subject to the cybersecurity review by the Cybersecurity Review Office, and (2) network platform operators holding personal information of more than one million users seeking for listing in a foreign country must apply for the cybersecurity review. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to cybersecurity and privacy protection—Cybersecurity.” As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. See “—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to comply with laws and contractual obligations related to data privacy and protection and cybersecurity, our business, results of operations and financial condition could be materially and adversely affected.”

On February 17, 2023, Chinese Securities Regulatory Commission, or the CSRC, promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on an overseas stock exchange prior to March 31, 2023, we are not required to make such immediate filing with the CSRC in connection with such previous listing. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings or seek to list our securities on a stock exchange. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to M&A Rule and overseas listing in the PRC.”

We cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filings or approvals or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of the ADSs. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors, and cause the value of such securities to significantly decline or be worthless. See “—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter, or OTC, trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in mainland China and Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, and upon two consecutive years of non-inspection under the HFCAA, our shares and the ADSs will not be permitted for trading on a national securities exchange or the OTC trading market in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of the ADSs to decline significantly or become worthless. For details, see “—D. Risk Factors—Risks Related to Doing Business in China—The ADSs may be prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The prohibition from trading of the ADSs, or the threat of their being prohibited from being traded, may materially and adversely affect the value of your investment.”

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, results of operations, financial condition, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to the Independent Investigation and restatement of consolidated financial statements

●	legal proceedings, investigations and inquiries in connection with or arising from the previously disclosed employee misconduct and transaction irregularities, and other associated adverse effects;

●	adverse publicity and potential concerns from our customers and other business partners relating to or arising from the Independent Investigation and restatement of consolidated financial statements;

●	our ability to implement and maintain an effective system of internal control over financial reporting to accurately report our results of operations, meet our reporting obligations and prevent fraud; and

●	our failure to timely comply with our SEC reporting obligations.

Risks related to our business and industry

●	our ability to attract new customers or retain existing ones;

●	continued development of our solutions and the markets our solutions target;

●	our limited operating history;

●	our ability to generate profits and positive cash flows;

●	our reliance on collaborations with China’s major mobile network operators;

●	our ability to enhance or upgrade our existing solutions and introduce new ones;

●	compatibility of our solutions across devices, business systems and applications and physical infrastructure;

●	our ability to compete effectively in China’s cloud-based communications industry and internationally;

●	our ability to collect accounts receivable from our customers in a timely manner;

●	our ability to maintain and enhance our brand image and generate positive publicity;

●	our ability to optimize the prices for our solutions;

●	our ability to manage our sales cycle to large enterprises;

●	our ability to comply with related laws and regulations associated with conducting business with state-owned enterprises;

●	real or perceived errors, defects, failures, vulnerabilities, or bugs in our solutions;

●	our ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions;

●	our ability to support and resolve intellectual property rights claims and other litigation matters;

●	our ability to protect or defend our intellectual property rights; and

●	our ability to comply with laws and contractual obligations related to data privacy and protection and cybersecurity.

Risks related to regulatory compliance

●	compliance with extensive and evolving laws and regulations in the PRC;

●	third-party misconduct and misuse of our solutions in violation of relevant laws and regulations; and

●	our limited insurance coverage, which could expose us to significant costs and business disruption.

Risks related to doing business in China

●	changes in China’s economic, political or social conditions or government policies;

●	evolving legal development, non-compliance with which, or changes in which, may adversely affect our business and prospects;

●	Chinese government’s significant authority to intervene or influence our operations and to exert control over offerings conducted overseas and/or foreign investment in China-based issuers;

●	the approval of and the filing with the CSRC or other PRC government authorities in connection with our future offshore offerings; and

●	the threat of the ADSs being prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely.

Risks related to our corporate structure

●	compliance of the contractual arrangements that establish our corporate structure for operating our business;

●	failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them; and

●	actual or potential conflicts of interest of shareholders of the VIE with us.

Risks related to corporate governance

●	our status as a foreign private issuer;

●	our status as an emerging growth company; and

●	our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to the ADS

●	delisting of the ADSs from the New York Stock Exchange, which may continue to have a material adverse effect on the trading and price of the ADSs;

●	volatility of the trading price of the ADSs; and

●	the sale or availability for sale of substantial amounts of the ADSs.

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

The employee misconduct and transaction irregularities had and could continue to have material adverse effects on us. On February 6, 2024, we reached a settlement with the SEC regarding the employee misconduct and transaction irregularities, under which we shall cease and desist from committing or causing any violations and any future violations of certain federal securities laws. Entering into the settlement with the SEC also results in the loss of certain exemptions or protections that were available to us under federal securities laws. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Other Proceedings.” We incurred significant costs, including legal expenses and cost associated with the restatement and adjustment of our financial statements. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees. Moreover, an unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, and/or our current or former directors or officers, which could harm our reputation, business, results of operations, financial condition, or liquidity. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. Following disclosure of the employee misconduct and transaction irregularities, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. The employee misconduct and transaction irregularities also led to material adverse effects on our operations, our reputation and our relationships with business partners, as well as material adverse effects on our financial position, including incurred costs and expenses and our ability to raise new capital in the future. Furthermore, our senior management team devoted significant time to facilitate the Independent Investigation and is expected to continue to devote significant time and efforts to address the impacts associated with or arising from the employee misconduct and transaction irregularities.

We cannot predict all impacts on us in connection with or arising from the employee misconduct and transaction irregularities. Any unknown or new risks might result in a material adverse effect on us.

We were named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse effect on our business, results of operation, financial condition and cash flows, and our reputation. We may continue to be, the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the employee misconduct and transaction irregularities.

We were named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Other Proceedings.” We may continue to be, the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the employee misconduct and transaction irregularities.

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

In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2022. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) lack of rigorous implementation of controls on financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) insufficient authorization, monitoring or review controls in the revenue and the purchase processes, (6) lack of systematic process controls over the filing and registration of the sales and purchase agreements, (7) improper approval and timely review on certain system user’s authorization relating to general information technology control, and (8) insufficient acceptance control of systems (or subsystems) developed by external subcontractors. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting” for details of our remedial measures.

The implementation of remedial measures, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies or material misstatements in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are subject to reporting obligations under the U.S. securities laws. As a public company, we are also subject to the Sarbanes-Oxley Act of 2002. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for such year, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022. See “Item 15. Controls and Procedures.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may also place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, results of operations, financial condition and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We began offering cloud-based communications solutions in 2014. As a result of our limited operating history, however, our ability to forecast our future results of operations is limited and subject to a number of uncertainties. We have encountered, and expect to continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties related to technological development and regulatory environment. We derive a significant portion of our revenues from project-based solutions focusing primarily on large enterprises, and the continued availability of such projects and customers is uncertain, which could materially affect the accuracy of our forecasts and our financial performance. For solutions that we offer on a recurring basis, our short operating history also limits our ability to predict our future pricing capabilities and sales volumes. If we do not successfully address these risks and uncertainties, our results of operations and financial condition could differ materially from our estimates and forecasts, which could materially and adversely impact our business and the trading price of the ADSs.

We have incurred significant net losses and negative operating cash flows since inception, and we may therefore not be able to achieve or sustain profitability in the future.

We have incurred substantial net losses since our inception. In 2020, 2021 and 2022, our net loss was RMB425.2 million, RMB904.5 million and RMB975.9 million (US$141.5 million), respectively, our operating cash outflow was RMB216.5 million, RMB238.1 million and RMB567.3 million (US$82.2 million), respectively. Over the past few years, we have spent considerable amounts of time and financial resources to develop new cloud-based communications solutions and enhance or upgrade our existing ones in order to position us favorably for future growth. In addition, we have expended significant resources upfront to market, promote and sell our solutions through various direct and indirect channels, and expect to continue to do so in the future. Our aggressive investments continue to drive our negative cash flows and we expect to continue to invest in business operations, technological improvements, marketing campaigns and international expansion. Our status as a public company could also incur significant additional accounting, legal and other expenses.

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

Our contract assets represented our right to consideration for work performed but not invoiced. When our right to consideration becomes unconditional, we reclassify the contract assets to accounts receivable. We had contract assets of RMB18.3 million, RMB21.1 million and RMB50.8 million (US$7.4 million) as of December 31, 2020, 2021 and 2022, respectively. We recorded allowance for contract assets of RMB6.7 million, RMB10.6 million and RMB12.3 million (US$1.8 million), respectively, as of December 31, 2020, 2021 and 2022. We typically extend to our customers payments terms ranging from 60 to 180 days after our customers have been billed, resulting in accounts receivable. We had accounts receivable, net, including those due from third parties and related parties, of RMB214.6 million, RMB159.0 million and RMB133.7 million (US$19.4 million) as of December 31, 2020, 2021 and 2022, respectively. We recorded allowance for doubtful accounts in relation to accounts receivable of RMB44.4 million, RMB57.4 million and RMB81.2 million (US$11.8 million), respectively, as of December 31, 2020, 2021 and 2022.

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

Furthermore, we are exposed to concentration of credit risk. As of December 31, 2022, two of our customers represented 21.0% and 17.1% of our total accounts receivable, net including related party amounts and contract assets, respectively. Any substantial delay in or default of payments from these customers could materially and adversely affect our cash flows. We may also have to re-evaluate our relationship with these customers if we cannot timely obtain payment from them, which could have a negative impact on our customer base.

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

We currently derive a significant portion of our revenues from sales of our solutions to large enterprises. We generated 73.9%, 72.1% and 65.0% of our total revenues from large-enterprise customers in 2020, 2021 and 2022, respectively. We believe that increasing our sales to these customers is key to our future growth. The length of our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale to that customer, is approximately four months on average and varies upon the size of potential customer and project. Based on our experience, the sales cycle for large enterprises, which generally ranges from four months to one year, is often lengthy and unpredictable, especially when we serve them with our project-based solutions. Many of our prospective customers do not have prior experience with cloud-based communications and, therefore, typically spend significant time and resources evaluating our solutions before they purchase from us. Similarly, we typically spend more time and effort determining their requirements and educating these customers about the benefits and uses of our solutions. Large enterprises also tend to demand more customizations, integrations and additional features than their smaller counterparts. As a result, we may be required to divert more sales and research and development resources to large enterprises and will have less personnel available to support other customers, or that we will need to hire additional personnel, which would increase our operating expenses. It is often difficult for us to forecast when a potential enterprise sale will close, the size of the customer’s initial service order and the period over which the implementation will occur, any of which may impact the amount of revenues we recognize or the timing of revenue recognition. Large enterprises may delay their purchases as they assess their budget constraints, negotiate early contract terminations with their existing providers or wait for us to develop new features. Any delay in closing, or failure to close, a large-enterprise sales opportunity in a particular period or year could significantly harm our projected growth rates and cause the amount of new sales we book to vary significantly from period to period. We also may have to delay revenue recognition on some of these transactions until the customer’s technical or implementation requirements have been met.

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

We have acquired several businesses in recent years, such as Beijing Ronglian Qimo Technology Co., Ltd., or Ronglian Qimo. In addition, in March 2021, we acquired Shanghai GuoHeBing Software Technology Co., Ltd., or EliteCRM, a leading customer relationship management software provider, and issued 2,411,177 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of EliteCRM. In December 2021, we acquired Zhuge Inc., or Zhuge, a user-centric intelligent data solution provider. In connection with the acquisition, we issued 468,455 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of Zhuge (excluding those repurchased pursuant to performance target adjustments). These restricted shares were issued under private placements pursuant to exemption or exclusion from the registration requirements under the Securities Act, subject to certain vesting schedule and forfeiture to the extent any share remains unvested in case of early termination of employment. We may make additional acquisitions in the future.

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

Moreover, existing PRC privacy, cybersecurity and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy, cybersecurity and data protection-related matters. Furthermore, the PRC Civil Code, the PRC Cybersecurity Law, the Personal Information Protection Law and the PRC Data Security Law set general requirement on internet service providers to protect individual privacy and personal data security. Internet service providers are required to collect data in accordance with the laws and in proper manner, and obtain consent from internet users prior to the collection, use or disclosure of internet users’ personal data. These developments could adversely affect our business, operating results and financial condition. Any failure or perceived failure by us, our products or our platform to comply with new or existing PRC privacy, cybersecurity or data protection laws, regulations, policies, industry standards or legal obligations, any failure to bind our suppliers and contractors to appropriate agreements or to manage their practices or any systems failure or security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other data relating to customers or individuals may result in governmental investigations, inquiries, enforcement actions and prosecutions, private claims and litigation, fines and penalties, adverse publicity or potential loss of business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to cybersecurity and privacy protection.” For example, on June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and tiered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is manipulated, destroyed, leaked or illegally acquired or used. The PRC Data Security Law also introduces a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data information. Furthermore, along with the promulgation of the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities.

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

On November 14, 2021, the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations. The Cyber Draft Data Security Regulations sets out general guidelines on a number of matters, including protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Specifically, the Draft Cyber Data Security Regulations provides that data processors conducting merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security shall apply for cybersecurity review. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to cybersecurity and privacy protection—Cybersecurity.” However, we are not certain whether such draft measures will apply to our company, or whether the scope of financing activities that are subject to such draft measures may change in the future. Furthermore, if such draft measures are adopted into law in the future, we may become subject to enhanced cybersecurity review.

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

Our existing operations and future growth require a sizeable and qualified workforce. For example, the effective operation of our solutions and the underlying infrastructure depends in part on our professional employees. We also rely on experienced personnel for our business aspects of technology and solution design and development to anticipate and effectively respond to the changing customer preferences and market trends. However, our industry is characterized by high demand and intense competition for talents. In order to attract and retain talents, we may need to offer higher compensation, better trainings, more attractive career trajectory and other benefits to our employees, which may be costly and burdensome. We cannot assure you that we will be able to attract or retain qualified workforce necessary to support our future growth. We may fail to manage our relationship with our employees, and any disputes between us and our employees, or any labor-related regulatory or legal proceedings may divert managerial and financial resources, negatively impact staff morale, reduce our productivity, or harm our reputation and future recruiting efforts. In addition, as our business grows, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business. Any of the above issues related to our workforce may materially and adversely affect our results of operations and future growth.

We have experienced robust growth and our recent growth rates may not be indicative of our future growth.

We have experienced robust growth, and we may not be able to sustain growth consistent with recent history or at all in future periods. Further, as we operate in a new and rapidly changing industry, widespread acceptance and use of our solutions are critical to our future growth and success. We believe our revenue growth depends on a number of factors, including our ability to:

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

Our growth has placed and may continue to place significant demands on our management and our operational and financial resources. For example, our solutions have supported a large number of customers and data. Our headcount had grown from 806 employees as of January 1, 2018 to 1,397 employees as of December 31, 2022. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and managerial controls as well as our reporting systems and procedures. In particular, we have acquired several businesses, and have expanded our international operations into certain regions and areas outside China such as Japan, Philippines, Malaysia, South Korea, Singapore and Mexico. We plan to strengthen our presence in Japan and Southeast Asia.

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

In 2020, 2021 and 2022, our ten largest customers in terms of revenues contributed an aggregate of 24.8%, 37.0% and 32.8% of our total revenues for the same years, respectively. The high quality of our services and the time and expenses required for switching to other qualified cloud-based communications solution providers help us retain our customers. As we typically do not have long-term contracts with our customers, they may reduce their usage at any time or terminate their adoption of our solutions upon expiration of original terms. Although we have made considerable efforts to diversify our customer base and attract new customers, if any of our large customers cease or reduce their use of our solutions, or use our solutions on less favorable terms, our business, results of operations and financial condition could be materially and adversely affected.

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

We have adopted the 2016 share incentive plan, or the 2016 Plan, which permits the grant of a number of equity-linked awards, including share options and restricted shares, to directors, officers, employees and external consultants. The 2016 Plan is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through the awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 26,219,285 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which (1) options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised in January 2021, and such shares were issued in February 2021 subject to certain transfer and repurchase restrictions, (2) options to purchase 3,645,942 Class A ordinary shares granted to certain employees were subsequently exercised, and (3) options to purchase 3,733,441 Class A ordinary shares under the 2016 Plan are still outstanding.

In January 2021, we adopted the 2021 share incentive plan, or the 2021 Plan, under which the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under such plan is 15,144,221. As of the date of this annual report, restricted share units to purchase an aggregate of 9,783,899 Class A ordinary shares have been granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 9,593,243 Class A ordinary shares are still outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for more information.

In 2020, 2021 and 2022, we recorded share-based compensation expenses of RMB134.2 million, RMB277.6 million and RMB107.5 million (US$15.6 million), respectively. For details on the measurements of our share-based compensation, See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Share-based compensation.” As of December 31, 2022, there were RMB10.3 million (US$1.5 million) and RMB24.4 million (US$3.5 million) of total unrecognized share-based compensation expenses related to share options and restricted shares, respectively. The related share options and restricted shares are expected to be recognized over a weighted average period of 1.70 years and 2.74 years, respectively. We expect to further recognize a substantial amount of share-based compensation expenses going forward, which we expect to have a significant impact on our results of operations. Moreover, if we grant additional share options or other equity-linked awards in the future, such as those under our share incentive plans or in connection with future acquisitions, our expenses associated with share-based compensation may increase significantly, which may materially and adversely affect our business, results of operations and financial condition.

We are expanding internationally, which could expose us to significant risks.

We established our first overseas subsidiary, Cloopen Japan Co., Ltd., in Japan in 2016 and have recently begun to generate revenues from our international operations. As of the date of this annual report, we also have overseas subsidiaries in Philippines, Malaysia, South Korea, Singapore and Mexico. We plan to strengthen our presence in Japan and Southeast Asia. Any new markets or countries into which we attempt to sell our solutions may not be receptive. For example, we may not be able to expand into certain markets if we are not able to satisfy certain government- and industry-specific requirements. In addition, our ability to manage our business and conduct our operations internationally in the future may require considerable management’s attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Future international expansion will require investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

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

Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in China’s cloud communications industry;

●	our future profitability, overall results of operations, financial condition and cash flows;

●	general market conditions for capital raising activities in China and globally; and

●	economic, political and other conditions in China and globally.

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

Certain enterprises which deploy our solutions in their business operations are internet finance companies, which accounted for 5.0% to 10.0% of our total revenues in 2020, 2021 and 2022, respectively. Due to the relatively short history of the online consumer finance industry in China, a comprehensive regulatory framework is under development by the PRC government. Since mid-2015, the PRC government and relevant regulatory authorities have issued a number of laws and regulations, including the Interim Measure on the Internet Micro-credit Business (Draft for Comments) announced in November 2020, seeking to tighten the online consumer finance industry. These laws and regulations have imposed stringent requirements on the operation of peer-to-peer (P2P) online lending platforms. Although how these requirements will be interpreted and implemented is still unclear, it is likely that more stringent laws and regulations will be issued and adopted to further regulate related businesses. As a result of the stringent and evolving regulatory environment, online consumer finance industry is facing great challenges and shrinking in size, which has adversely affected and could continue to adversely affect our business. For example, relevant PRC authorities took stringent government measures in 2019 to regulate the operation of P2P online lending platforms, and we, after assessing potential risks, chose to voluntarily terminate certain transactions with existing customers in the online consumer finance industry to ensure compliance with relevant laws and regulations, which led to a decrease in our existing customer base and our revenues primarily related to cloud-based CC solutions that we offer on a recurring basis in such year. Furthermore, if the practice of our customers in the online consumer finance industry is deemed to violate any rules, laws or regulations, they could be forced to substantially modify their business model, face injunctions, including orders to cease illegal activities, discontinuation of operations and correction orders, fines and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities, which could significantly harm their business operations and IT spending levels. As a result, our customer base may shrink, and our business, results of operations and financial condition may be adversely affected.

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

Certain of the affiliated entities have obtained licenses from the MIIT and/or its local authorities to use telecommunications network code resources and provide internet content, and the Value-Added Telecommunications Business Operating Licenses to provide domestic multi-party communications services, domestic call center services, non-internet information services and internet information services. Certain of our telecommunications network code practices may be found to be not in full compliance with relevant laws and regulations, and as a result, we may be subject to administrative measures including confiscation of pertinent revenues, penalties and withdrawal of the telecommunications network code resources. For instance, the affiliated entities may be deemed to be using the telecommunications network code resources registered under the names of other affiliated entities. As of the date of this annual report, the affiliated entities have not been subject to any legal or regulatory sanction for failure to obtain, renew or update such licenses. However, we cannot assure you that the affiliated entities can successfully obtain or maintain required licenses and permits in a timely manner or at all, and we may be subject to fines, confiscation of income and discontinuation of or restrictions on certain of our operations as a result. Moreover, if we fail to renew or update any of our current licenses and permits in a timely manner and on commercially reasonable terms or at all, our business, results of operations and financial condition could be materially and adversely affected.

As the regulatory regime for the industry in which we operate continues to evolve and the government authorities may continue to implement new laws and regulations or interpretations and applications of existing laws and regulations as applicable to us in the course of our expansion to new business operations, we may be required to obtain additional licenses and permits. For example, we do not believe our current operations of interactive voice response fall under the licensing requirements for instant information interaction services and, therefore, we do not believe we are required to obtain the related license. However, we cannot assure you that the regulators will not take a contrary position or that the regulatory regime will not evolve in a way to expand the licensing requirements. As a result, we may incur increased costs of compliance, and there can be no assurance that we will be able to obtain the related license of instant information interaction services or any additional requisite license and permit or that we will not be found in violation of any existing or new law. If our operations are no longer in compliance with existing or new laws and regulations, or if we fail to obtain any license required under such laws and regulations, we could be subject to various penalties, including fines and discontinuation of or restrictions on our operations, which could materially and adversely affect our business, results of operations and financial condition.

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

In addition, our customers which deploy our solutions in their business communications may misuse them to make unauthorized calls and send unauthorized text messages and other content. For example, certain customers utilized our 7moor Cloud to make unauthorized calls in telemarketing settings, which had subjected us to negative media coverage and publicity. Such misuses may also subject us to potential risks, including liabilities or claims relating to consumer rights protection laws. As a provider of short message services, we are required to comply with relevant laws and regulations relating to internet information protections. For example, on May 19, 2015, the MIIT published the Provisions on the Administration of Short Message Services, which took effect on June 30, 2015, prohibiting the use of text messages in telemarketing or other commercial settings without consumers’ proper request and consent. In addition, the CAC published the AIGC Administrative Measures pursuant to which AIGC service providers must comply with a number of rules and filing requirements in relation to AIGC content, personal data, privacy protection and intellectual property rights. In case of a breach of the rules or non-compliance with the filing requirements, the regulatory authorities will impose warning, fine and other penalties. Failure to rectify the breach or non-compliance may lead to suspension in operations. Moreover, we could also be required to comply with relevant laws and regulations regarding the control and management of unauthorized calls, including, among others, establishing forbidden call lists to prevent telemarketing calls from reaching end-users who have formerly explicitly refused to be reached by telemarketing calls of a particular industry or business, and improving technological capability and risk precautions regarding the prevention and monitoring of unauthorized calls. The scope and interpretation of relevant laws and regulations that are or may be applicable to the delivery of text messages, calls and other content are continuously evolving. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to cybersecurity and privacy protection—Unauthorized calls and text messages.” We have taken certain acts to reduce unauthorized text messages and calls, such as contract restrictions in our agreements with customers. In response to the past misuses by certain of our customers, we have also been more proactive in screening business partners, prohibiting non-compliant behaviors, and conducting rigorous real-time quality inspections. However, as in practice we have little control over text messages, calls and other content delivered by our customers to their end-users, we cannot assure you that our current systems and acts will be sufficient or effective under applicable laws and regulations. If we do not comply with relevant laws and regulations or if we become liable under these laws and regulations, we could face direct liability and loss of customer confidence, which could materially harm our reputation, business, results of operations and financial condition.

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

Government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities at any time, or to exert oversight and control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the affiliated entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. See “—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfill the filing procedure with the CSRC and report relevant information to the CSRC. At the press conference held for the Overseas Listing Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that had already been listed overseas on or before the effective date of the Overseas Listing Trial Measures, i.e., March 31, 2023, shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC would solicit opinions from relevant regulatory authorities and supplement the filing requirements for the overseas listing of companies with VIE structure which meet the compliance requirements. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to M&A Rule and overseas listing in the PRC.” As we had been listed on an overseas stock exchange prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with such previous listing. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings or seek to list our securities on a stock exchange. Given that the Overseas Listing Trial Measures were recently promulgated, uncertainties remain as to the implementation and interpretation, and how they will affect our future financing. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other financing activities which are subject to the filing requirements under the Overseas Listing Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected.

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

The ADSs may be prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The prohibition from trading of the ADSs, or the threat of their being prohibited from being traded, may materially and adversely affect the value of your investment.

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

On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in mainland China and Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, and upon two consecutive years of non-inspection under the HFCAA, our shares and the ADSs will not be permitted for trading on a national securities exchange or the OTC trading market in the United States under the HFCAA and related regulations. In that case, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so and have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In the opinion of our PRC counsel, CM Law Firm, (1) the ownership structures of WFOE and the VIE in China currently are not in any violation of the applicable PRC laws or regulations currently in effect; and (2) the contractual arrangements by and among WFOE, the VIE and its shareholders governed by PRC laws and regulations are currently valid, binding and enforceable, and will not result in any violation of the applicable PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking the business and operating licenses of our company;

●	discontinuing or restricting any related-party transactions between our group and the affiliated entities;

●	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the share pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exercise effective control over the affiliated entities;

●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

●	restricting the use of financing sources by us or the affiliated entities or otherwise restricting our or their ability to conduct business.

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

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with relevant legal procedures, which could be time-consuming and costly and could operate to limit our abilities to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the affiliated entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations.”

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

Our authorized and issued ordinary shares have been divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of the date of this annual report, Mr. Changxun Sun beneficially owns 2,000,000 Class A ordinary shares and all of our 25,649,839 Class B ordinary shares, representing approximately 8.29% of our then total issued and outstanding share capital and 45.79% of our then aggregate voting power.

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

On October 25, 2023, we were delisted from the New York Stock Exchange, or the NYSE, when the NYSE staff filed a Form 25 Notification of Delisting. The delisting of the ADSs from the NYSE has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of the ADSs and limiting:

●	the liquidity of the ADSs;

●	the market price of the ADSs;

●	the number of institutional and other investors that will consider investing in the ADSs;

●	the availability of information concerning the trading prices and volume of the ADSs;

●	the number of broker-dealers willing to execute trades in the ADSs; and

●	our ability to obtain equity or debt financing for the continuation of our operations.

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

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and expansions by us or our competitors;

●	announcements of applicable new policies, rules or regulations relating to the communications industry;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our solutions, our competitors or our industry;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There are 20,972,233 ADSs, equivalent to 125,833,398 Class A ordinary shares, outstanding as of the date of this annual report. The lock-up agreements that our directors, executive officers and then-existing shareholders signed with the underwriters of our initial public offering have expired, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of the ADSs has been relatively low and, therefore, sales of even relatively small amounts of the ADSs in the public market could adversely affect the market price of the ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

We were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2022, and may be a PFIC for years after our taxable year ended December 31, 2022. As such, certain adverse U.S. federal income tax consequences may apply to U.S. investors owning the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a PFIC for any taxable year if either (1) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during a taxable year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements.

Based on the market price of the ADSs and ordinary shares and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis. In addition, if it were determined that we are not the beneficial owner of the VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2022, and future taxable years.

Because we believe we were a PFIC for the taxable year ended December 31, 2022, certain adverse U.S. federal income tax consequences could apply to U.S. investors with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. If we are so classified during a U.S. investor’s holding period, the ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. investor holds the ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company rules.” U.S. investors should consult their own tax advisors with respect to their particular circumstances.

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

As of December 31, 2020, 2021 and 2022 we had an active customer base of 12,632, 11,406 and 9,980 enterprises, respectively, among which 144, 142 and 118 were large-enterprise customers, respectively. In 2020, 2021 and 2022, the dollar-based net customer retention rate in relation to solutions that we offer on a recurring basis was 87.3%, 90.2% and 61.7%, respectively, and the dollar-based net customer retention rate for active customers was 92.1%, 94.2% and 64.5%, respectively. We served 224, 274 and 229 customers for our project-based solutions in 2020, 2021 and 2022, respectively. Our revenues increased by 4.0% from RMB723.5 million in 2020 to RMB752.7 million in 2021, and decreased by 21.1% to RMB593.6 million (US$86.1 million) in 2022, of which 74.4%, 71.2% and 64.0% were recurring revenues in the same years, respectively. In 2020, 2021 and 2022, we incurred net loss of RMB425.2 million, RMB904.5 million and RMB975.9 million (US$141.5 million), respectively, and our adjusted EBITDA was RMB227.7 million, RMB422.8 million and RMB563.4 million (US$81.7 million), respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measure” for information on how we define and calculate the non-GAAP financial measure as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

As of December 31, 2020, 2021 and 2022, our CPaaS solutions had approximately 6,600, 5,900 and 4,600 active customers, respectively. In 2020, 2021 and 2022, we achieved a dollar-based net customer retention rate of 82.2%, 85.3% and 42.6% for our CPaaS solutions, respectively, and our dollar-based net customer retention rate for active customers in relation to CPaaS solutions was 86.9%, 86.5% and 44.6%, respectively. We experienced decreased dollar-based net customer retention rate in 2022, primarily because we strategically downsized our CPaaS business, including our text messaging services and voice call services with relatively lower gross profit margin. We charge our customers generally based on the number of text messages and call minutes facilitated through our CPaaS solutions.

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

RongCC enables enterprises, freed from cumbersome tasks associated with configuring, integrating, maintaining and upgrading their contact centers, to focus on what matters most to them - their customers and business operations. We offer RongCC in the form of pre-built readily available functional modules, which can be configured based on our customers’ needs, to achieve easy delivery and rapid deployment. RongCC improves enterprises’ customer service through the following ways.

●	We operate our own data centers and deploy our centrally-managed computing and storage resources and hosting and network equipment to ensure RongCC’s stability and security. We have also made RongCC readily deployable by supporting the cloud computing platforms from China’s major internet infrastructure service providers and providing abundant telecommunications resources to make on-demand access possible.

●	To address our customers’ considerations of costs and information security, we offer different cloud deployment options for RongCC. Our customers may choose private cloud deployment to achieve enhanced information security while leaving ample room for customization. In addition, having no need of sharing resources with other enterprises, private cloud deployment enables contact centers with significant capacity and a large number of agents. We also support proprietary cloud deployment, through which our customers are able to leverage our cloud infrastructure to access exclusive but scalable computing resources in a cost-effective manner. To a lesser extent, we offer public cloud deployment for enterprises with relatively limited business scale and operation and maintenance capabilities.

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

●	Our data intelligence module analyzes customer needs and behaviors to empower enterprises with digital marketing. We gather data on user and sales behaviors across all channels and along the purchasing decision-making process by event tracking, and label users into different groups to create comprehensive user profiling. We also provide an intelligent marketing canvas for enterprises, which allows for flexible and customized marketing strategies for different user groups. Enterprises can then reach target customers across all channels leveraging our multi-channel contact center module, and track and review various metrics in real time to evaluate their marketing effectiveness.

●	Our multi-channel contact center module allows enterprises to manage customer services across various platforms and channels, including phone calls, emails, social media platforms and live chats, and to efficiently and conveniently communicate with customers. We support various communications formats, such as text, audio, video, emoji, graphic, document, or a combination of these formats.

●	Our CRM module assists enterprises in enhancing their internal collaboration and efficiency and resolving legacy issues with cross-platform operation. Through our unified customer identification and ticket tracking system, enterprises can effectively streamline their customer service process by locating the service requests of a customer and accomplishing all steps needed to resolve the requests, such as to address and assign the inquiries or complaints, to supervise the execution of attempted solutions, and to carry out follow-ups.

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

We offer certain RongCC solutions deployed on private clouds on a project basis, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2020, 2021 and 2022, RongCC served 111, 141 and 125 enterprises, respectively, on a project basis. We also offer certain RongCC solutions on a recurring basis for a combination of subscription and usage. We offer different subscription fee packages according to capacity and number of functional modules embedded. We also charge customers based on the number of call minutes facilitated. As of December 31, 2020, 2021 and 2022, RongCC had 65, 154 and 154 active customers, respectively, on a recurring basis.

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

We primarily offer 7moor Cloud on a recurring basis for a combination of subscription and usage. As of December 31, 2020, 2021 and 2022, 7moor Cloud had approximately 6,000, 5,400 and 5,200 active customers, respectively, on a recurring basis.

In 2020, 2021 and 2022, we achieved a dollar-based net customer retention rate of 80.8%, 100.1% and 90.9%, respectively, for cloud-based CC solutions that we offer on a recurring basis, i.e., those deployed primarily on public cloud and for which we charge a combination of seat subscription fees and related resource usage fees. The dollar-based net customer retention rate for cloud-based CC solutions that we offer on a recurring basis increased from 80.8% in 2020 to 100.1% in 2021, primarily as we devoted more resources to our cloud-based CC solutions, especially through our enhanced cross-selling and up-selling efforts. The dollar-based net customer retention rate decreased to 90.9% in 2022, primarily due to a decrease in the usage of our cloud-based CC solutions caused by the regional resurgence of COVID-19 outbreak. In 2020, 2021 and 2022, our dollar-based net customer retention rate for active customers in relation to cloud-based CC solutions that we offer on a recurring basis was 85.4%, 102.4% and 93.9%, respectively.

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

Our RongVideo is predominantly project-based, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2020, 2021 and 2022, RongVideo served 75, 94 and 49 enterprises, respectively. The delivery cycle for project-based RongVideo typically ranges from three to 12 months, due to the amount of efforts required in configuration, integration and additional customization. Projects with higher customization levels usually require more substantial upfront investment from us and have lower profit margins. However, once we complete a project for an enterprise in a particular industry, subsequent projects for other enterprises in the same industry typically require less investment as we are able to achieve greater economies of scale by replicating certain basic industry-specific features.

We also offer software development and other technical support services to large enterprises in the telecommunications and financial services industries, which allows us to initiate business collaboration with prospective customers and maintain stable business rapport with existing customers.

Our Customers

We serve a diverse and loyal customer base consisting of enterprises of all sizes and across a variety of industries, such as internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2020, 2021 and 2022, we had an active customer base of 12,632, 11,406 and 9,980 enterprises, respectively, among which 144, 142 and 118 were large-enterprise customers, respectively. We believe our capabilities in attracting and retaining these large-enterprise customers rest on our ability to develop and offer industry-specific features and functionalities that satisfy their disparate needs and complex internal deployment and integration requirements. We also serve small- to medium-sized enterprises leveraging our comprehensive business portfolio and ready-to-use solution deployment.

We have implemented a “land and expand” strategy to encourage existing customers to explore and expand into other solutions leveraging our multi-capability offering mix. For example, we initiated our business collaboration with a financial institution customer by satisfying its basic instant messaging needs and, as our relationship deepens, up-sold our video-enabled solutions to provide them with capabilities in multi-format internal communications and a novel use case in real-time financial transaction monitoring. For solutions that we offer on a recurring basis, such as CPaaS and cloud-based CC solutions deployed primarily on public cloud, we achieved a dollar-based net customer retention rate of 87.3%, 90.2% and 61.7% in 2020, 2021 and 2022, respectively. In 2020, 2021 and 2022, our dollar-based net customer retention rate for active customers was 92.1%, 94.2% and 64.5%, respectively. We believe these solutions present significant cross-selling and up-selling potential as customers tend to stay with us due to the critical role our solutions play in their business operations.

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

Research and Development

We have developed many core technologies underlying our cloud-based communications solutions in-house. We have established our second research and development center in Wuhan, China in addition to the primary research and development center at our Beijing headquarters. As of December 31, 2022, we had a stable and dedicated research and development team of 652 members, accounting for 46.7% of our total employees. We have received numerous awards and recognitions in recent years for our research and development capabilities. In 2018, we were recognized as an “Artificial Intelligence Innovative Enterprise” by the Institute of Electrical and Electronics Engineers in China. In 2019, we were recognized as one of the “Top Ten Enterprise Cloud Technology Vendors,” ranking first in the field of cloud-based communications, by iFenxi. In 2020, our proprietary voice-based AI robot was recognized as a “Reliable AI Product” by China Academy of Information and Communications Technology. In 2021, we were recognized as one of the “Top 100 Industry Digitalization Enterprises,” one of the “Top 20 Cloud Computing Big Data Enterprises,” and the “Leading Intelligent Communications Enterprise in the Financial Sector” by China Center for Information Industry Development, and one of the “Top 100 Private Enterprises of Scientific and Technological Innovation” by the United Front Work Department of Beijing Municipal and Beijing Federation of Industry and Commerce. In 2022, we jointly released the Research Report on Intelligent Technology and Application of Customer Service Center with the China Academy of Information and Communication Research. In 2023, we were awarded with the “Co-Innovation Award” and “Best Support Award” by Guangfa Bank Credit Card Center. In 2024, our Chitu Big Model was selected as a leading industry big model in People’s Daily Big Model Report.

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

We have also organized or participated in various industry events for brand building and customer acquisition purposes. For example, in April 2019, we organized the “Cloud Communications through China” event in Shanghai and invited over 100 existing customers and channel partners to initiate and reinforce business collaborations. In addition, we have actively participated in industry events hosted by third parties with a focus on financial services industry. In 2020, 2021 and 2022, we participated in over 100 online and offline industry events to explore business opportunities with a broad range of enterprises. These events have broadened our access to potential customers and have furnished us with valuable opportunities for in-person communications.

We believe our online and offline branding and customer acquisition efforts have contributed to our brand awareness and reputation and effectively fueled our business growth.

Direct sales

We have built a sales and marketing team well-versed in China’s cloud-based communications industry. As of December 31, 2022, we had a sales and marketing team of 405 members with an average of approximately nine years of relevant experience. Our sales and marketing team is generally responsible for contacting prospective customers, renewing existing subscriptions, and maintaining customer relationships. Leveraging their sales expertise, thorough knowledge of our business and dedication to customer support, our sales and marketing team focuses primarily on large enterprises in key industry verticals with complex communications requirements and has a strong cross-selling and up-selling track record. We have offered competitive compensation schemes to motivate our sales and marketing personnel, under which we grant them bonuses when their sales achieve the financial targets.

As part of our go-to-market strategy, we had established sales representative offices in 19 cities distributed across China as of December 31, 2022 to expand our sales network. We believe such offices enable us to stay closer to our potential customers, and capture and accommodate specific needs and customs in different localities more effectively. In addition, leveraging such sales representative offices, we are able to recruit experienced sales personnel with first-hand customer resources locally and build collaborative relationships with mobile network operators’ local branches, both of which will contribute to our ability to establish a nationwide business network.

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

Data Privacy and Protection

See “Item 16K. Cybersecurity” for details.

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

We are the registered holder of 142 trademarks, 75 patents, 514 software copyrights and 37 domain names in the PRC as of the date of this annual report. We also hold 12 pending software copyright applications in the PRC as of the same date.

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

Regulations

Regulations relating to foreign investment

Company Law

The Company Law of the PRC, as amended in December 29, 2023, has become effective on July 1, 2024, which provides that the amount of capital contributions subscribed for by all the shareholders shall be fully paid up by shareholders within five years as of the date of establishment and the shareholder may forfeit its equities for which the capital contribution has not been paid. Aforementioned new version also provides specific regulations on organization structure of company and duty of diligence of directors and supervisors.

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

Regulations relating to intellectual property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC promulgated by the SCNPC in 1984 and then respectively amended in 1992, 2000 and 2008 and on October 17, 2020, with the latest amendment to take effect from June 1, 2021, and its implementation rules, which was last amended on December 11, 2023 by the State Council, and became effective on January 20, 2024. According to these regulations, patents are divided into three categories, i.e., invention patent, utility model patent and design patent. Novelty, inventiveness and practicality are three essential ingredients of patens in the PRC. The protection period is 20 years for an invention patent and ten years for a utility model patent and a design patent, commencing from their respective application dates.

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

Cloopen Group Holding Limited[(1)]
(Cayman Islands)
100%
Cloopen Investment Inc.
(Cayman Islands)
100%
Zhuge (Hong Kong) Limited
(Hong Kong)
100%
Cloopen Limited
(Hong Kong)
Other overseas subsidiaries[(2)]
Outside China
Inside China
100%
Anxun Guantong (Beijing) Technology Co., Ltd.
(PRC)
100%
Anxun Shuzhi (Shenzhen) Technology Co., Ltd.
(PRC)
Beijing Ronglian Yitong Information Technology Co., Ltd.[(3)]
(PRC)
100%
Beijing Ronglian Huitong Technology Information Co., Ltd.
(PRC)
Beijing Baiyi High-Tech Information Technology Co., Ltd.
(PRC)
Beijing Ronglian Guanghui Technology Co., Ltd.
(PRC)
Beijing Ronglian Qimo Technology Co., Ltd.
(PRC)
Ronglian Cloud (Shenzhen) Information Technology Co., Ltd.
(PRC)
Wuhan Ronglian Yuntong Information Technology Co., Ltd
(PRC)
Shanghai GuoHeBing Software Technology Co., Ltd.
(PRC)
Beijing Zhuge Yunyou Technology Co., Ltd.
(PRC)
Other affiliated entities[(4)]
Shenzhen Zhongtian Wangjing Technology Co., Ltd.
(PRC)
Ownership
Contractual Arrangements

(1)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details of our shareholding structure.

(2)	Includes six subsidiaries incorporated in Japan, Philippines, Malaysia, South Korea, Singapore and Mexico. The subsidiary incorporated in Mexico is owned as to 70.0% by Cloopen Limited and as to 30.0% by Cloopen Investment Inc. The subsidiary incorporated in South Korea is owned as to 70.4% by Cloopen Limited. Other overseas subsidiaries are wholly owned by Cloopen Limited.

(3)	As of the date of this annual report, Ronglian Yitong is owned as to 72.1% by Mr. Changxun Sun, our founder and chief executive officer, 26.9% by Mr. Jianhong Zhou, and 1.0% by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.).

(4)	Includes 17 wholly-owned subsidiaries and three non-wholly owned subsidiaries of the VIE, all of which are individually immaterial.

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

D. Property, Plant and Equipment

Our principal executive offices are in Beijing, China, where we lease approximately 2,768 square meters of office space that are currently in use. We also maintain other leased offices in cities across China totaling approximately 4,269 square meters that are currently in use. We opened Malaysia office in December 2020, which has approximately 181 square meters of office space. Our Japan office has approximately 274 square meters of office space, and our office in South Korea has approximately 84 square meters of office space. In addition, we own approximately 759 square meters of office premises in Shanghai. We believe our existing premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to accommodate our future expansion plans.

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

As of December 31, 2020, 2021 and 2022, we had an active customer base of 12,632, 11,406 and 9,980 enterprises, respectively, among which 144, 142 and 118 were large-enterprise customers, respectively. In 2020, 2021 and 2022, the dollar-based net customer retention rate in relation to solutions we offer on a recurring basis was 87.3%, 90.2% and 61.7%, respectively, and the dollar-based net customer retention rate for active customers was 92.1%, 94.2% and 64.5%, respectively. We served 224, 274 and 229 customers for our project-based solutions in 2020, 2021 and 2022, respectively. Our revenues increased by 4.0% from RMB723.5 million in 2020 to RMB752.7 million in 2021, and decreased by 21.1% to RMB593.6 million (USD$86.1 million) in 2022, of which 74.4%, 71.2% and 64.0% were recurring revenues in the same years, respectively. In 2020, 2021 and 2022, we incurred net loss of RMB425.2 million, RMB904.5 million and RMB975.9 million (US$141.5 million), respectively, and our adjusted EBITDA was RMB227.7 million, RMB422.8 million and RMB563.4 million (US$81.7 million), respectively. See “—Non-GAAP Financial Measure” for information on how we define and calculate the non-GAAP financial measure as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

Improving customer acquisition, retention and lifetime value

Our results of operations are highly dependent on the total number and the lifetime value of our customers. We have cultivated a large and diverse customer base of enterprises of all sizes and various industries, including internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2020, 2021 and 2022, we had an active customer base of 12,632, 11,406 and 9,980 enterprises, respectively, among which 144, 142 and 118 were large-enterprise customers, respectively. To retain and grow our customer base, we need to predict future market acceptance and customer demand and continue to invest in sales and marketing to penetrate into more industry verticals and second- and lower-tier cities and further promote our brand image and recognition in China’s cloud-based communications industry. We also plan to expand our cross-selling and up-selling efforts to existing customers.

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

Controlling costs and expenses

One of the largest costs we incur during our business operations, particularly for our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis, is service fees paid for telecommunications resources. In 2020, 2021 and 2022, costs paid for telecommunications resources represented 72.2%, 65.3% and 51.6%. of our total cost of revenues, respectively. Mobile network operators in China typically adjust the unit prices for resources, such as text messages and voice calls, once every several years based on government recommendations. A sudden adjustment by major mobile network operators would likely negatively affect our results of operations in current contract periods because we may not be able to pass on the impact to our customers as a result of fixed unit resource price throughout the current contract periods. On the other hand, we are generally able to pass on the impact from such unit price adjustment to customers relatively quickly due to our relatively short contract periods, which enable us to adjust our resource usage fees from time to time. Additionally, we may also benefit from the increase in the unit resource price in the long term because such price increase could eliminate weaker market players and strengthen our market leadership position.

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

Key Operating Metrics

	As of/For the Year Ended December 31,
	2020	2021	2022
Number of active customers	12,632	11,406	9,980
Number of large-enterprise customers	144	142	118
Percentage of revenue contribution by large-enterprise customers	73.9%	72.1%	65.0%
Dollar-based net customer retention rate	87.3%	90.2%	61.7%

*	The operating metrics as of/for the year ended December 31, 2021 include the operating metrics of EliteCRM since the second quarter of 2021, which we acquired in March 2021, and exclude the operating metrics of Zhuge, which we acquired in December 2021. The operating metrics of EliteCRM and Zhuge are included in the operating metrics as of/for the year ended December 31, 2022, except that the dollar-based net customer retention rate does not include the operating results of Zhuge in 2022 due to the lack of data for calculation in 2021.

Our dollar-based net customer retention rate increased from 87.3% in 2020 to 90.2% in 2021, primarily as (1) we devoted more resources to our cloud-based CC solutions, and (2) our overseas business increased rapidly. Our dollar-based net customer retention rate decreased to 61.7% in 2022, as we strategically downsized our business of CPaaS solutions. In 2020, 2021 and 2022, our dollar-based net customer retention rate for active customers was 92.1%, 94.2% and 64.5%, respectively.

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

We define non-GAAP net loss as net loss excluding share-based compensation, change in fair value of warrant liabilities, change in fair value of long-term investments, (gain)/loss from disposal of subsidiaries, net, (gain) from disposal of long-term investments, impairment loss of long-term investments, impairment loss of intangible assets, impairment loss of goodwill, provision for U.S class action, and other operating expenses. We define adjusted EBITDA as net loss excluding depreciation and amortization, interest expenses, net, income tax expense, share-based compensation, investment income, impairment loss of long-term investments, impairment loss of intangible assets, impairment loss of goodwill, provision for U.S class action, other operating expenses, (gain)/loss from disposal of subsidiaries, net, (gain) from disposal of long-term investments, share of losses of equity method investments, change in fair value of warrant liabilities, change in fair value of long-term investments, and foreign currency exchange (gains)/losses, net. We believe that non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. The non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our non-GAAP financial measures to net loss for the years indicated.

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(425,237)	(904,452)	(975,899)	(141,490)
Add:
Share-based compensation	134,263	277,616	107,462	15,581
Change in fair value of warrant liabilities	61,454	29,011	—	—
Change in fair value of long-term investments	(11,614)	(47,247)	—	—
Loss/(gain) from disposal of subsidiaries, net	7,275	(2,899)	2,739	397
(Gain) from disposal of long-term investments	—	—	(5,138)	(745)
Impairment loss of long-term investments	—	6,603	7,400	1,073
Impairment loss of intangible assets	—	136	28,011	4,061
Impairment loss of goodwill	—	149,092	107,407	15,573
Provision for U.S class action	—	—	83,575	12,117
Other operating expenses	—	51,354	70,417	10,210
Non-GAAP net loss	(233,859)	(440,786)	(574,026)	(83,223)

Net loss	(425,237)	(904,452)	(975,899)	(141,490)
Add:
Depreciation and amortization	8,616	10,504	13,893	2,014
Interest expenses, net	2,499	(10,978)	(14,199)	(2,059)
Income tax expense/(benefit)	1,127	11,120	(342)	(50)
EBITDA:	(412,995)	(893,806)	(976,547)	(141,585)
Adjust:
Share-based compensation	134,263	277,616	107,462	15,581
Investment income	(12)	—	(340)	(49)
Impairment loss of long-term investments	—	6,603	7,400	1,073
Impairment loss of intangible assets	—	136	28,011	4,061
Impairment loss of goodwill	—	149,092	107,407	15,573
Provision for U.S class action	—	—	83,575	12,117
Other operating expenses	—	51,354	70,417	10,210
Loss/(gain) from disposal of subsidiaries, net	7,275	(2,899)	2,739	397
(Gain) from disposal of long-term investments	—	—	(5,138)	(745)
Share of losses of equity method investments	—	596	1,969	285
Change in fair value of warrant liabilities	61,454	29,011	—	—
Change in fair value of long-term investments	(11,614)	(47,247)	—	—
Foreign currency exchange (gains)/losses, net	(6,115)	6,696	9,666	1,401
Adjusted EBITDA	(227,744)	(422,848)	(563,379)	(81,681)

Key Components of Our Results of Operations

Revenues

We generate revenue primarily from the sales of our CPaaS, cloud-based CC and cloud-based UC&C solutions. In 2020, 2021 and 2022, our revenues were RMB723.5 million, RMB752.7 million and RMB593.6 million (US$86.1 million), respectively. The following table sets forth the breakdown of our total revenues both in absolute amount and as a percentage of total revenues in the years indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	244,445	33.8	235,842	31.3	119,416	17,314	20.1
Voice calls	81,574	11.3	56,892	7.6	25,953	3,763	4.4
Jointly-operated CPaaS	22,919	3.2	22,546	3.0	27,591	4,000	4.6
IoT	35,902	5.0	30,467	4.0	13,268	1,924	2.2
Others	598	0.1	3,122	0.4	5,936	860	1.0
Subtotal	385,438	53.3	348,869	46.3	192,164	27,861	32.4
Cloud-based CC
Recurring(1)	152,872	21.1	186,684	24.8	187,693	27,213	31.6
Project	74,678	10.3	89,442	11.9	123,072	17,844	20.7
Subtotal	227,550	31.5	276,126	36.7	310,765	45,057	52.3
Cloud-based UC&C	107,378	14.8	125,358	16.7	89,350	12,955	15.1
Other services	3,087	0.4	2,335	0.3	1,355	196	0.2
Total revenues	723,453	100.0	752,688	100.0	593,634	86,069	100.0

(1)	Includes cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees.

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

Our revenues from cloud-based CC solutions primarily consist of seat subscription fees and related resource usage fees, and to a lesser extent, software license fees and related service fees. We charge customers using our cloud-based CC solutions deployed on public cloud a combination of seat subscription fees and related resource usage fees that are determined according to the capacity and number of functional modules embedded as well as the number of texts and call minutes facilitated through our solutions. In 2020, 2021 and 2022, solutions that we offer on a recurring basis generated 67.2%, 67.6% and 60.4% of our revenues from cloud-based CC solutions, respectively. We generally charge customers using our solutions deployed on private cloud software license fees and related customized service fees that are negotiated on a project basis and recognize revenues in accordance with the agreed-upon project milestones. The delivery cycle of our project-based cloud-based CC solutions typically ranges from three to 12 months.

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

Cost of revenues

Our cost of revenues primarily consists of (1) costs paid for telecommunications resources, (2) outsourcing costs, (3) infrastructure and equipment costs, and (4) staff costs related to solution delivery. In 2020, 2021 and 2022, our cost of revenues was RMB478.1 million, RMB480.8 million and RMB367.3 million (US$53.3 million), respectively. The following table sets forth the breakdown of our cost of revenues by nature both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of telecommunications resources	344,999	72.2	313,912	65.3	189,376	27,456	51.6
Outsourcing costs	60,876	12.7	85,174	17.7	99,608	14,442	27.1
Infrastructure and equipment costs	39,183	8.2	40,633	8.5	41,656	6,040	11.3
Staff costs	28,390	5.9	35,415	7.4	33,266	4,823	9.1
Rentals and others	4,670	1.0	5,621	1.2	3,428	497	0.9
Total cost of revenues	478,118	100.0	480,755	100.0	367,334	53,258	100.0

Costs of telecommunications resources represent fees we pay to mobile network operators based on the number of texts and minutes of voice calls we subscribed for. We typically enter into annual contracts with mobile network operators which set forth the unit price for each text message and every minute of voice call. In 2020, 2021 and 2022, costs of telecommunications resources represented the largest portion of our cost of revenues, representing 72.2%, 65.3% and 51.6% of our total cost of revenues, respectively. We also outsource certain parts of the solution delivery and incur outsourcing costs. Infrastructure and equipment costs relate to our use of servers and our purchase of hardware and equipment to support our solutions. Staff costs represent compensation paid to employees who primarily deliver solution customization and perform other services to customers. Rentals and others primarily consists of rental costs related to our leases.

The following table sets forth the breakdown of our cost of revenues by service type both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	232,857	48.7	221,065	46.0	111,999	16,238	30.5
Voice calls	62,146	13.0	44,872	9.3	24,133	3,499	6.6
Jointly-operated CPaaS	928	0.2	572	0.1	281	41	0.1
IoT	—	—	—	—	—	—	—
Others	0	0.0	3,935	0.8	2,968	430	0.8
Subtotal	295,931	61.9	270,444	56.3	139,381	20,208	37.9
Cloud-based CC
Recurring(1)	73,910	15.5	88,843	18.5	95,260	13,811	25.9
Project	39,585	8.3	47,337	9.8	70,851	10,272	19.3
Subtotal	113,495	23.7	136,180	28.3	166,111	24,083	45.2
Cloud-based UC&C	66,264	13.9	73,346	15.3	60,936	8,836	16.6
Other services	2,428	0.5	785	0.2	906	131	0.2
Total cost of revenues	478,118	100.0	480,755	100.0	367,334	53,258	100.0

(1)	Includes cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees.

Gross profit

Our gross profit was RMB245.3 million, RMB271.9 million and RMB226.3 million (US$32.8 million) in 2020, 2021 and 2022, respectively. Our overall gross profit margin was 33.9%, 36.1% and 38.1%, respectively. The following table sets forth a breakdown of our gross profit and gross profit margin.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS	89,507	23.2	78,425	22.5	52,783	7,653	27.5
Cloud-based CC(1)	114,055	50.1	139,946	50.7	144,654	20,974	46.5
Cloud-based UC&C	41,114	38.3	52,012	41.5	28,414	4,119	31.8
Other services	659	21.4	1,550	66.4	449	65	33.1
Total	245,335	33.9	271,933	36.1	226,300	32,811	38.1

(1)	The gross profit margin for cloud-based CC solutions that we offer on a recurring basis was 51.7%, 52.4 % and 49.2% in 2020, 2021 and 2022, respectively.

The gross profit margin of our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis is primarily affected by the costs of telecommunications resources we paid to mobile network operators, which represented a majority of the costs for these solutions in 2020, 2021 and 2022. See “—Factors Affecting our Results of Operations—Controlling costs and expenses” for details of the impacts.

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

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses	174,192	28.3	297,360	30.3	326,513	47,340	35.8
Selling and marketing expenses	200,410	32.5	300,043	30.5	265,304	38,465	29.1
General and administrative expenses	241,356	39.2	385,498	39.2	319,217	46,282	35.1
Total	615,958	100.0	982,901	100.0	911,034	132,087	100.0

Research and development expenses

Our research and development expenses were RMB174.2 million, RMB297.4 million and RMB326.5 million (US$47.3 million) in 2020, 2021 and 2022, respectively, primarily representing (1) compensation paid to our research and development staff and (2) technology service expenses paid to outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions.

Selling and marketing expenses

Our selling and marketing expenses were RMB200.4 million, RMB300.0 million and RMB265.3 million (US$38.5 million) in 2020, 2021 and 2022, respectively, primarily representing (1) compensation paid to our sales and marketing staff, (2) our spending on online advertisement and other online promotional events to reach more customers, and (3) participation and organization of offline events to boost our brand image.

General and administrative expenses

Our general and administrative expenses were RMB241.4 million, RMB385.5 million and RMB319.2 million (US$46.3 million) in 2020, 2021 and 2022, respectively, primarily representing (1) compensation paid to our administrative staff and management team, including share-based compensation expenses, (2) professional services fees, rentals and certain administrative expenses, and (3) provision for doubtful accounts.

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

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	723,453	100.0	752,688	100.0	593,634	86,069	100.0
Cost of revenues	(478,118)	(66.1)	(480,755)	(63.9)	(367,334)	(53,258)	(61.9)
Gross profit	245,335	33.9	271,933	36.1	226,300	32,811	38.1
Operating expenses:
Selling and marketing expenses	(200,410)	(27.7)	(300,043)	(39.9)	(265,304)	(38,465)	(44.7)
General and administrative expenses	(241,356)	(33.4)	(385,498)	(51.2)	(319,217)	(46,282)	(53.8)
Impairment loss of goodwill	—	—	(149,092)	(19.8)	(107,407)	(15,573)	(18.1)
Impairment loss of intangible assets	—	—	(136)	(0.0)	(28,011)	(4,061)	(4.7)
Provision for U.S class action	—	—	—	—	(83,575)	(12,117)	(14.1)
Other operating expenses	—	—	(51,354)	(6.8)	(70,417)	(10,210)	(11.9)
Research and development expenses	(174,192)	(24.1)	(297,360)	(39.5)	(326,513)	(47,340)	(55.0)
Total operating expenses	(615,958)	(85.1)	(1,183,483)	(157.2)	(1,200,444)	(174,048)	(202.2)
Operating loss	(370,623)	(51.2)	(911,550)	(121.1)	(974,144)	(141,237)	(164.1)
Interest expenses	(3,477)	(0.5)	(366)	(0.0)	(428)	(62)	(0.1)
Interest income	978	0.1	11,344	1.5	14,627	2,121	2.5
Investment income	12	0.0	—	—	340	49	0
Share of losses of equity method investments	—	—	(596)	(0.1)	(1,969)	(285)	(0.3)
Gain from disposal of long-term investments	—	—	—	—	5,138	745	—
Change in fair value of long-term investment	11,614	1.6	47,247	6.28	—	—	—
Impairment loss of long-term investments	—	—	(6,603)	(0.9)	(7,400)	(1,073)	(1.2)
Change in fair value of warrant liabilities	(61,454)	(8.5)	(29,011)	(4)	—	—	—
(Loss)/gain from disposal of subsidiaries, net	(7,275)	(1.0)	2,899	0.4	(2,739)	(397)	(0.5)
Foreign currency exchange gains/(losses), net	6,115	0.8	(6,696)	(0.9)	(9,666)	(1,401)	(1.6)
Loss before income taxes	(424,110)	(58.6)	(893,332)	(118.7)	(976,241)	(141,540)	(164.4)
Income tax benefit/(expense)	(1,127)	(0.2)	(11,120)	(1.5)	342	50	0.1
Net loss	(425,237)	(58.8)	(904,452)	(120.2)	(975,899)	(141,490)	(164.4)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 21.1% from RMB752.7 million in 2021 to RMB593.6 million (US$86.1 million) in 2022, primarily due to the following.

●	Revenues from our CPaaS solutions decreased by 44.9% from RMB348.9 million in 2021 to RMB192.2 million in (US$27.9 million) in 2022, primarily due to (1) a 49.4% decrease in revenues generated from our text messaging services from RMB235.8 million in 2021 to RMB119.4 million (US$17.3 million) in 2022, (2) a 54.4% decrease in revenues generated from our voice call services from RMB56.9 million in 2021 to RMB 26.0 million (US$3.8 million) in 2022, and (3) a 56.5% decrease in revenues generated from our IoT services from RMB30.5 million in 2021 to RMB 13.3 million (US$1.9 million) in 2022, all of which were due to our strategic adjustment of business and the impact of local outbreaks of COVID-19.

●	Revenues from our cloud-based CC solutions increased by 12.5% from RMB276.1 million in 2021 to RMB310.8 million (US$45.1 million) in 2022. Our recurring revenues increased by 0.5% from RMB186.7 million in 2021 to RMB187.7 million (US$27.2 million) in 2022, primarily because we acquired Zhuge in December 2021 and devoted more resources to our cloud-based CC solutions, which contributed to our business growth, partially offset by decreased usage of certain enterprise customers as they were affected by the continued impact from COVID-19 outbreak. Our project-based revenues increased by 37.6% from RMB89.4 million in 2021 to RMB123.1 million (US$17.8 million) in 2022, primarily due to an increase in the number of projects as a result of our business expansion.

●	Revenues from our cloud-based UC&C solutions decreased by 28.7% from RMB125.4 million in 2021 to RMB89.4 million (US$13.0 million) in 2022, primarily due to the impact of local outbreaks of COVID-19 on our business development and project delivery.

Cost of revenues

Our cost of revenues decreased by 23.6% from RMB480.8 million in 2021 to and RMB367.3 million (US$53.3 million) in 2022, respectively, primarily due to the following.

●	Cost of revenues from our CPaaS solutions decreased by 48.5% from RMB270.4 million in 2021 to RMB139.4 (US$20.2 million) in 2022, primarily due to (1) a 49.4% decrease in costs related to text messaging from RMB221.1 million in 2021 to RMB112.0 million (US$16.2 million) in 2022, and (2) a 46.2% decrease in costs related to voice call services from RMB44.9 million in 2021 to RMB24.1 million (US$3.5 million) in 2022, both of which were mainly due to the decreased usages of text messages and voice calls.

●	Cost of revenues from our cloud-based CC solutions increased by 22.0% from RMB136.2 million in 2021 to RMB166.1 million (US$24.1 million) in 2022, primarily due to (1) a 49.7% increase in cost of revenues from our project-based cloud-based CC solutions from RMB47.3 million in 2021 to RMB70.9 million (US$10.3 million) in 2022 primarily as a result of increased business scale, and (2) 7.2% increase in cost of revenues from our subscription-based cloud-based CC solutions from RMB88.8 million in 2021 to RMB95.3 million (US$13.8 million) in 2022 primarily as a result of increased business scale, to which our acquisition of Zhuge also contributed.

●	Cost of revenues from our cloud-based UC&C solutions decreased by 16.9% from RMB73.3 million in 2021 to RMB60.9 million (US$8.8 million) in 2022, primarily due to the decrease in the number of projects delivered.

Gross profit

As a result of the foregoing, our gross profit decreased by 16.5% from RMB271.9 million in 2021 to RMB226.3 million (US$32.8 million) in 2022. Our gross profit margin increased from 36.1% in 2021 to 38.1% in 2022, primarily due to a greater portion of revenues generated from our cloud-based CC solutions, which typically have higher profit margins as compared to CPaaS solutions.

Operating expenses

●	Research and development expenses. Our research and development expenses increased by 9.8% from RMB297.4 million in 2021 to RMB326.5 million (US$47.3 million) in 2022, primarily due to (1) a 29.7% increase in the R&D staff expenses of RMB63.3 million (US$9.2 million) as we recruited highly regarded experts in the second half of 2021 to develop core features and functions for our cloud-based CC solutions and cloud-based UC&C solutions, (2) a 28.4% increase in the lease expenses of RMB3.1 million (US$0.5 million), which was in line with the increased number of R&D staff, partially offset by (i) a significant decrease in the share-based compensation expenses of RMB24.5 million (US$3.6 million) due to the departure of certain R&D staff in the second half of 2022, and (ii) a 35.0% decrease in the technology service expenses paid to the outsourcing service providers of RMB15.1 million (US$2.2 million) as an increased proportion of our R&D activities was carried out by our enlarged in-house R&D team.

●	Selling and marketing expenses. Our selling and marketing expenses decreased by 11.6% from RMB300.0 million in 2021 to RMB265.3 (US$38.5 million) in 2022, primarily due to (1) a 26.8% decrease in spending on advertising campaigns and marketing activities of RMB19.3 million (US$2.8 million) as a result of the impact of local outbreaks of COVID-19, (2) a 97.6% decrease in share-based compensation expenses of RMB20.6 million (US$3.0 million) due to the departure of certain sales and marketing staff in the second half of 2022, partially offset by a 4.2% increase in staff expenses of RMB7.5 million (US$1.1 million) due to the increase in the number of highly compensated employees as we recruited more talents in the second half of 2021 to achieve business growth.

●	General and administrative expenses. Our general and administrative expenses decreased by 17.2% from RMB385.5 million in 2021 to RMB319.2 million (US$46.3 million) in 2022, primarily due to a 52.2% decrease in share-based compensation expenses of RMB123.9 million (US$18.0 million) due to the departure of certain general and administrative staff in the second half of 2022, partially offset by (i) a significant increase in the service fees paid to third parties of RMB37.4 million (US$5.4 million), and (ii) a 31.2% increase in staff expenses of RMB20.3 million (US$2.9 million) primarily due to the increase in the number of highly compensated employees as we recruited more talents in the second half of 2021 to improve our administrative efficiency.

●	Impairment loss of goodwill. We recorded impairment loss of goodwill of RMB107.4 million (US$15.6 million) in 2022, as compared to RMB149.1 million in 2021, primarily due to the fair value of reporting unit is less than the carrying amount.

●	Other operating expenses. We recorded other operating expenses of RMB70.4 million (US$10.2 million) in 2022, as compared to RMB51.4 million in 2021, primarily because we expensed the prepayments as we concluded that there is a possibility that such amounts may not be fully recovered in the future according to the conservatism principle of accounting.

Operating loss

As a result of the foregoing, our operating loss increased from RMB911.6 million in 2021 to RMB974.1 million (US$141.2 million) in 2022.

Other income and expenses

●	Interest expenses. Our interest expenses increased by 16.9% from RMB0.4 million in 2021 to RMB0.4 million (US$62,000) in 2022, primarily due to an increase in average borrowings.

●	Interest income. Our interest income increased by 28.9% from RMB11.3 million in 2021 to RMB14.6 million (US$2.1 million) in 2022, primarily due to an increase in average deposit interest rate.

●	Investment income. We recorded investment income of RMB0.3 million (US$49,000) in 2022, as compared to nil in 2021, primarily relating to our short-term investments.

●	Share of losses of equity method investments. Our share of losses of equity method investments increased significantly from RMB0.6 million in 2021 to RMB2.0 million (US$0.3 million) in 2022, primarily due to the losses incurred by an equity investee we invested in in December 2021.

●	Gain from disposal of long-term investments. We recorded gain from disposal of long-term investments of RMB5.1 million (US$0.7 million) in 2022, as compared to nil in 2021, primarily as we disposed of our interests in an equity investee.

●	Impairment loss of long-term investments. We incurred impairment loss of long-term investments of RMB7.4 million (US$1.1 million) in 2022, as compared to RMB6.6 million in 2021, primarily due to a non-temporary impairment of long-term investments.

●	Change in fair value of long-term investments. We recorded change in fair value of long-term investments of nil in 2022, as compared to RMB47.2 million in 2021, primarily due to the fair value change of our other equity investments with an observable price in 2021.

●	Change in fair value of warrant liabilities. We recorded change in fair value of warrant liabilities of nil in 2022, as compared to RMB29.0 million in 2021, primarily due to the fair value change of Series C warrant, Series E warrant and Series F warrant, which was exercised in March 2021, November 2020, and January 2021, respectively.

●	Gain/(loss) from disposal of subsidiaries, net. We recorded loss from disposal of subsidiaries of RMB2.7 million (US$0.4 million) in 2022, as compared to gain from disposal of subsidiaries of RMB2.9 million in 2021.

●	Foreign currency exchange gains/(losses), net. We recorded foreign currency exchange losses of RMB9.7 million (US$1.4 million) in 2022, as compared to foreign currency exchange loss of RMB6.7 million in 2021, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax benefit/(expense)

We incurred income tax expense of RMB11.1 million and income tax benefit of RMB0.3 million (US$50,000) in 2021 and 2022, respectively.

Net loss

As a result of the foregoing, our net loss increased by 7.9% from RMB904.5 million in 2021 to RMB975.9 million (US$141.5 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by 4.0% from RMB723.5 million in 2020 to RMB752.7 million (US$118.1 million) in 2021, primarily due to the following.

●	Revenues from our CPaaS solutions decreased by 9.5% from RMB385.4 million in 2020 to RMB348.9 million (US$54.7 million) in 2021, primarily due to (1) a 30.3% decrease in revenues generated from our voice call services from RMB81.6 million in 2020 to RMB56.9 million (US$8.9 million) in 2021 as a result of decreased customer demands caused by new regulations on K-12 after-school tutoring in China, (2) a 15.1% decrease in revenues generated from our IoT services from RMB35.9 million in 2020 to RMB30.5 million (US$4.8 million) in 2021 due to the negative impact from COVID-19 outbreak on our business operations in Japan, and (3) a 3.5% decrease in revenues generated from our text messaging services from RMB244.4 million in 2020 to RMB235.8 million (US$37.0 million) in 2021 due to the negative impact of COVID-19 outbreak and our strategic adjustment of business operations to engage more direct selling customers with higher gross profit margin.

●	Revenues from our cloud-based CC solutions increased by 21.3% from RMB227.6 million in 2020 to RMB276.1 million (US$43.3 million) in 2021. Our recurring revenues increased by 22.1% from RMB152.9 million in 2020 to RMB186.7 million (US$29.3 million) in 2021, primarily because we devoted more resources to our cloud-based CC solutions, partially offset by decreased usage of certain enterprise customers as they were affected by the continued impact from COVID-19 outbreak. Our project-based revenues increased by 19.8% from RMB74.7 million in 2020 to RMB89.4 million (US$14.0 million) in 2021, primarily due to an increase in the number of projects as a result of our business expansion and acquisition of EliteCRM.

●	Revenues from our cloud-based UC&C solutions increased by 16.7% from RMB107.4 million in 2020 to RMB125.4 million (US$19.7 million) in 2021, primarily due to the increase in project scale of new customers in 2021.

Cost of revenues

Our cost of revenues remained relatively stable at RMB478.1 million and RMB480.8 million (US$75.4 million) in 2020 and 2021, respectively, primarily due to the following.

●	Cost of revenues from our CPaaS solutions decreased by 8.6% from RMB295.9 million in 2020 to RMB270.4 million (US$42.4 million) in 2021, primarily due to (1) a 27.8% decrease in costs related to voice call services from RMB62.1 million in 2020 to RMB44.9 million (US$7.0 million) in 2021, and (2) a 5.1% decrease in costs related to text messaging from RMB232.9 million in 2020 to RMB221.1 million (US$34.7 million) in 2021, both of which were mainly due to the decreased usages of text messages and voice calls.

●	Cost of revenues from our cloud-based CC solutions increased by 20.0% from RMB113.5 million in 2020 to RMB136.2 million (US$21.4 million) in 2021, primarily due to (1) a 20.2% increase in cost of revenues from our subscription-based cloud-based CC solutions from RMB73.9 million in 2020 to RMB88.8 million (US$14.0 million) in 2021 primarily as a result of increased business scale and an increase in the number of minutes of voice calls we facilitated through our solutions, and (2) a 19.6% increase in cost of revenues from our project-based cloud-based CC solutions from RMB39.6 million in 2020 to RMB47.3 million (US$7.4 million) in 2021 primarily as a result of increased business scale.

●	Cost of revenues from our cloud-based UC&C solutions increased by 10.7% from RMB66.3 million in 2020 to RMB73.3 million (US$11.5 million) in 2021, primarily due to increased outsourcing costs for certain projects we undertook.

Gross profit

As a result of the foregoing, our gross profit increased by 10.8% from RMB245.3 million in 2020 to RMB271.9 million (US$42.7 million) in 2021. Our gross profit margin increased from 33.9% in 2020 to 36.1% in 2021, primarily due to a greater portion of revenues generated from our cloud-based CC solutions, which typically have higher profit margins as compared to CPaaS solutions.

Operating expenses

●	Research and development expenses. Our research and development expenses increased by 70.7% from RMB174.2 million in 2020 to RMB297.4 million (US$46.7 million) in 2021, primarily due to (1) a 65.1% increase in the R&D staff expenses of RMB84.1 million (US$13.2 million) as we recruited highly-regarded experts to develop core features and functions for our cloud-based CC solutions and cloud-based UC&C solutions, (2) a significant increase in the share-based compensation expense of RMB17.7 million (US$2.8 million) to retain and incentivize our R&D personnel, and (3) a 59.6% increase in technology service expenses of RMB16.1 million (US$2.5 million) for outsourcing service providers to develop certain non-core features and functions in our cloud-based UC&C solutions and cloud-based CC solutions.

●	Selling and marketing expenses. Our selling and marketing expenses increased by 49.7% from RMB200.4 million in 2020 to RMB300.0 million (US$47.1 million) in 2021, primarily due to (1) a 43.6% increase in staff expenses of RMB54.2 million (US$8.5 million) as we continued to scale our business to reach a wider customer base, (2) a 44.9% increase in spending on advertising campaigns and marketing activities of RMB22.3 million (US$3.5 million) to boost our brand image, and (3) a significant increase in share-based compensation expenses of RMB17.7 million (US$2.8 million) to retain and incentivize our sales and marketing team members.

●	General and administrative expenses. Our general and administrative expenses increased by 59.7% from RMB241.4 million in 2020 to RMB385.5 million (US$60.5 million) in 2021, primarily due to (1) a 75.5% increase in share-based compensation expenses of RMB108.2 million (US$17.0 million) to retain and incentivize our management and administrative personnel, and (2) a 45.3% increase in staff costs of RMB20.3 million (US$3.2 million) as we continued to build our team and as we enjoyed a social insurance premium deduction in 2020 as a result of the government relief policies during the COVID-19 outbreak that was not available in 2021, partially offset by a 22.0% decrease in the provision for doubtful accounts of RMB7.5 million (US$1.2 million) resulting from our strengthened efforts in collecting accounts receivable.

●	Impairment loss of goodwill. We recorded impairment loss of goodwill of RMB149.1 million (US$23.4 million) in 2021, as compared to nil in 2020, primarily due to the fair value of reporting unit is less than the carrying amount.

●	Other operating expenses. We recorded other operating expenses of RMB51.4 million (US$8.1 million) in 2021, as compared to nil in 2020, primarily because we expensed the prepayments as we concluded that there is a possibility that such amounts may not be fully recovered in the future according to the conservatism principle of accounting.

Operating loss

As a result of the foregoing, our operating loss increased significantly from RMB370.6 million in 2020 to RMB911.6 million (US$143.0 million) in 2021.

Other income and expenses

●	Interest expenses. Our interest expenses decreased by 89.3% from RMB3.4 million in 2020 to RMB0.4 million (US$57,000) in 2021, primarily due to a decrease in average borrowings.

●	Interest income. Our interest income increased significantly from RMB1.0 million in 2020 to RMB11.3 million (US$1.8 million) in 2021, primarily due to an increase in average cash and term deposits.

●	Impairment loss of long-term investments. We incurred impairment loss of long-term investments of RMB6.6 million (US$1.0 million) in 2021, as compared to nil in 2020, primarily due to a non-temporary impairment of equity method investments in 2021.

●	Change in fair value of long-term investments. Our change in fair value of long-term investments increased significantly from RMB11.6 million in 2020 to RMB47.2 million (US$7.4 million) in 2021, primarily due to the fair value change of our other equity investments with an observable price in 2021.

●	Change in fair value of warrant liabilities. Our change in fair value of warrant liabilities decreased from negative RMB61.5 million in 2020 to negative RMB29.0 million (US$4.6 million) in 2021, primarily due to the fair value change of Series C warrant, Series E warrant and Series F warrant, which was exercised in March 2021, November 2020, and January 2021, respectively.

●	Gain/(loss) from disposal of subsidiaries, net. We recorded gain from disposal of subsidiaries of RMB2.9 million (US$0.5 million) in 2021, as compared to loss of RMB7.3 million in 2020.

●	Foreign currency exchange gains/(losses), net. We recorded foreign currency exchange losses of RMB6.7 million (US$1.1 million) in 2021, as compared to foreign currency exchange gain of RMB6.1 million in 2020, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax expense

We incurred income tax expense of RMB1.1 million and RMB11.1 million (US$1.7 million) in 2020 and 2021, respectively.

Net loss

As a result of the foregoing, our net loss increased significantly from RMB425.2 million in 2020 to RMB904.5 million (US$141.9 million) in 2021.

B. Liquidity and Capital Resources

In 2020, 2021 and 2022, we incurred net loss of RMB425.2 million, RMB904.5 million and RMB975.9 million (US$141.5 million), and our net cash used in operating activities was RMB216.5 million, RMB238.1 million and RMB567.3 million (US$82.2 million) in the same years, respectively. In 2020, 2021 and 2022, cash flow from financing activities, such as cash generated from issuance of preferred shares and long-term borrowings, and proceeds from our initial public offering, have been our principal sources of liquidity. In 2020 and 2021, net cash provided by financing activities amounted to RMB457.6 million and RMB2,444.7 million, respectively. In 2022, net cash used in financing activities was RMB52.8 million (US$7.7 million). We recorded net cash used in investing activities of RMB95.8 million and RMB1,814.6 million in 2020 and 2021, respectively. In 2022, net cash provided by investing activities was RMB351.6 million (US$51.0 million).

Based upon service type and our assessment of customers’ credit and ongoing relationships, our payment terms typically range from 60 to 180 days after our customers have been billed. Days sales outstanding, calculated by gross accounts receivable outstanding as of the year end divided by revenues for the year and multiplied by the number of days in such year, were 130 days, 105 days and 132 days for 2020, 2021 and 2022, respectively. Our days sales outstanding increased from 105 days in 2021 to 132 days in 2022, primarily due to the extended payment cycles caused by the local outbreaks of COVID-19. We will closely monitor our outstanding accounts receivable and follow up with relevant customers on a continuous basis in order to collect overdue balances.

In February 2016, Ronglian Yitong entered into a two-year credit facility with SPD Silicon Valley Bank, or SPD, to borrow up to RMB40.0 million. In December 2017, the credit line was decreased from RMB40.0 million to RMB20.0 million, and Ronglian Yitong entered into another one-year credit facility with SPD to borrow up to RMB20.0 million. In December 2018, Ronglian Yitong entered into an additional two-year credit facility with SPD to borrow up to RMB40.0 million to support our working capital. These facilities were pledged by accounts receivable - third parties of Ronglian Yitong. As of December 31, 2019, accounts receivable - third parties and other receivables of Ronglian Yitong of RMB124.3 million, RMB8.5 million, respectively, were restricted as they were served as pledged securities to such bank borrowings under these credit facilities. The secured bank loans matured and were paid off in full in December 2020 and the accounts receivable - third parties and other receivables of Ronglian Yitong were released from pledge in the meantime. In June 2020, Beijing Ronglian Guanghui Technology Co., Ltd., Ronglian Qimo, and Beijing Ronglian Huitong Technology Information Co., Ltd., all of which are the affiliated entities in China, entered into a one-year credit facility with Bank of Beijing to borrow up to RMB3.0 million, RMB4.0 million and RMB3.0 million, respectively. In August 2020, Ronglian Yitong obtained unsecured short-term bank borrowings in the amount of RMB10.0 million from Bank of Beijing. Such bank borrowings from Bank of Beijing were paid off in full in 2021. In December 2021, we obtained secured bank loans of RMB5.5 million (US$0.9 million) from the business acquisition of Zhuge, which were secured by the founder of Zhuge. As of December 31, 2022, we did not have short-term bank borrowings.

As of December 31, 2022, 66.7% of our cash and cash equivalents were held in China, and 19.3% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the affiliated entities, we do not have direct access to the cash and cash equivalents or future earnings of the affiliated entities. However, a portion of the cash balances of the affiliated entities will be paid to us pursuant to our contractual arrangements with the affiliated entities. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the years indicated.

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(216,521)	(238,079)	(567,270)	(82,245)
Net cash (used in)/provided by investing activities	(95,800)	(1,814,560)	351,628	50,980
Net cash provided by/(used in) financing activities	457,641	2,444,749	(52,765)	(7,650)
Effect of foreign currency exchange rate changes on cash	(10,719)	(36,235)	138,795	20,123
Net increase/(decrease) in cash and restricted cash	134,601	355,875	(129,612)	(18,792)
Cash and restricted cash at the beginning of the year	166,401	301,002	656,877	95,238
Cash and restricted cash at the end of the year	301,002	656,877	527,265	76,446

Operating activities

Net cash used in operating activities was RMB567.3 million (US$82.2 million) in 2022, primarily due to net loss of RMB975.9 million (US$141.5 million), adjusted primarily by (1) non-cash items including share-based compensation of RMB107.5 million (US$15.6 million), impairment loss of goodwill of RMB107.4 million (US$15.6 million), provision for U.S class action of RMB83.6 million (US$12.1 million), impairment loss of intangible asset of RMB28.0 million (US$4.1 million) and allowance for doubtful accounts of RMB25.6 million (US$3.7 million), (2) changes in working capital that negatively affected operating cash flow, including an increase in contract assets of RMB31.4 million (US$4.6 million), an increase in operating lease right-of-use assets of RMB25.2 million (US$3.6 million) primarily as we adopted new accounting policies for operating leases in January 2022 and recognized right-of-use assets and lease liabilities based on the present value of the lease payments over the lease term, and a decrease in accounts payable of RMB24.6 million (US$3.6 million) primarily due to the decrease in advances to mobile network operators for telecommunications resources, which was in line with the decrease in our CPaaS business, and (3) changes in working capital that positively affected operating cash flow, including an increase in contract liabilities of RMB61.9 million (US$9.0 million) primarily as a result of the increase in cash received from customers, and an decrease in prepayments and other current assets of RMB27.6 million (US$4.0 million).

Net cash used in operating activities was RMB238.1 million in 2021, primarily due to net loss of RMB904.5 million, adjusted primarily by (1) non-cash items including share-based compensation of RMB277.6 million, impairment of goodwill of RMB149.1 million, change in fair value of long-term investments of RMB47.2 million, and change in fair value of warrant liabilities of RMB29.0 million, (2) changes in working capital that negatively affected operating cash flow, including an increase in prepayments and other current assets of RMB15.5 million primarily in relation to advances to mobile network operators for telecommunications resources, and (3) changes in working capital that positively affected operating cash flow, including an increase in contract liabilities of RMB95.0 million primarily as a result of the increase in cash received from customers, an increase in accrued expenses and other current liabilities of RMB59.3 million primarily relating to the fee recoupment by the depositary bank and receipt of individual option exercise payments, a decrease in accounts receivable from third parties of RMB34.3 million primarily due to the increase in collections from customers, and an increase in accounts payable of RMB28.2 million.

Net cash used in operating activities was RMB216.5 million in 2020, primarily due to net loss of RMB425.2 million, adjusted primarily by (1) non-cash items including share-based compensation of RMB134.3 million, change in fair value of warrant liabilities of RMB61.5 million, allowance for doubtful accounts of RMB34.1 million, and change in fair value of long-term investments of RMB11.6 million, (2) changes in working capital that negatively affected operating cash flow, including an increase in accounts receivable from third parties of RMB52.9 million primarily resulting from our business growth, an increase in prepayments and other current assets of RMB23.5 million primarily in relation to advances to mobile network operators for telecommunications resources, and an increase in contract assets of RMB8.5 million, and (3) changes in working capital that positively affected operating cash flow, including an increase in contract liabilities of RMB55.6 million primarily as a result of the increase in cash received from customers, and an increase in accrued expenses and other current liabilities of RMB16.5 million.

Investing activities

Net cash provided by investing activities was RMB351.6 million (US$51.0 million) in 2022, primarily due to cash received from maturity of term deposits of RMB5,040.3 million (US$730.8 million), cash received from disposal of long-term investments of RMB65.0 million (US$9.4 million) and cash received from sale of short-term investments of RMB64.8 million (US$9.4 million), partially offset by cash paid for term deposits of RMB4,345.9 million (US$630.1 million) and cash paid for purchase of short-term investments of RMB349.4 million (US$50.7 million).

Net cash used in investing activities was RMB1,814.6 million in 2021, primarily due to cash paid for term deposits of RMB3,375.9 million, cash paid for business combination of RMB203.1 million, cash paid for purchase of short-term investments of RMB127.5 million, cash paid for purchase of equity method investments of RMB21.9 million and cash paid for purchase of other equity investments of RMB20.0 million, partially offset by cash received from maturity of term deposits of RMB1,926.4 million and cash received from consolidation of subsidiaries of RMB10.9 million.

Net cash used in investing activities was RMB95.8 million in 2020, primarily due to cash paid for term deposits of RMB160.3 million, partially offset by cash received from maturity of term deposits of RMB69.8 million.

Financing activities

Net cash used in financing activities was RMB52.8 million (US$7.7 million) in 2022, primarily due to repurchase of treasury stock of RMB39.3 million (US$5.7 million), repayment of long-term borrowings of RMB8.0 million (US$1.2 million), and repayment for short-term bank borrowings of RMB5.5 million (US$0.8 million).

Net cash used in financing activities was RMB2,444.7 million in 2021, primarily due to proceeds from our initial public offering of RMB2,195.8 million, subscription amounts received for Series C and E redeemable convertible preferred shares of RMB336.2 million and proceeds from the exercise of Series F warrant of RMB219.7 million, partially offset by the payables to a shareholder of the VIE of RMB230.1 million and repurchase of treasury shares of RMB68.9 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment such as computer, software and office equipment and purchase of intangible assets including software copyrights and telecommunication business licenses. Our capital expenditures were RMB6.1 million, RMB8.7 million and RMB6.8 million (US$1.0 million) in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance.

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

Financial Information Related to the VIE

The following tables present the consolidating schedule of financial information relating to Cloopen Group Holding Limited, or the Parent, consolidated affiliated entities and non-VIE consolidated entities as of and for the years ended December 31, 2020, 2021 and 2022.

Selected consolidated statements of comprehensive loss data

	Year ended December 31, 2020
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	699,218	198,289	(174,054)	723,453
Cost of revenues	—	(481,800)	(71,298)	74,980	(478,118)
Gross profit	—	217,418	126,991	(99,074)	245,335
Operating expenses	(120,816)	(450,107)	(147,662)	102,627	(615,958)
Operating loss	(120,816)	(232,689)	(20,671)	3,553	(370,623)
Loss before income taxes	(181,267)	(226,543)	(19,807)	3,507	(424,110)
Net loss	(181,267)	(227,670)	(19,806)	3,506	(425,237)

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	639,139	156,521	(42,972)	752,688
Cost of revenues	—	(427,786)	(72,085)	19,116	(480,755)
Gross profit	—	211,353	84,436	(23,856)	271,933
Operating expenses	(280,773)	(819,753)	(122,756)	39,799	(1,183,483)
Operating loss	(280,773)	(608,400)	(38,320)	15,943	(911,550)
Loss before income taxes	(280,773)	(692,550)	(12,371)	92,363	(893,331)
Net loss	(280,773)	(699,152)	(16,905)	92,379	(904,451)

	Year ended December 31, 2022
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	636,320	52,911	(95,597)	593,634
Cost of revenues	—	(324,465)	(137,686)	94,817	(367,334)
Gross profit	—	311,855	(84,775)	(780)	226,300
Operating expenses	(238,074)	(860,969)	(109,776)	8,375	(1,200,444)
Operating loss	(238,074)	(549,114)	(194,551)	7,595	(974,144)
Loss before income taxes	(238,074)	(548,206)	(194,782)	4,821	(976,241)
Net loss	(238,074)	(544,042)	(198,605)	4,822	(975,899)

Selected consolidated balance sheets data

	As of December 31, 2020
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	161,852	376,751	903,024	(644,626)	797,001
Total non-current assets	305,094	65,000	9,380	(309,653)	69,821
Total assets	466,946	441,751	912,404	(954,279)	866,822
Total current liabilities	273,738	1,249,590	129,515	(981,933)	670,910
Total non-current liabilities	9,644	185	—	6	9,835
Total liabilities	283,382	1,249,775	129,515	(981,927)	680,745
Total mezzanine equity	2,789,401	—	—	—	2,789,401
Total shareholders’ deficit attributable to Cloopen Group Holding Limited	(2,605,837)	(804,670)	777,022	27,648	(2,605,837)
Non-controlling interests	—	(3,354)	5,867	—	2,513
Total liabilities, mezzanine equity and shareholders’ deficit	466,946	441,751	912,404	(954,279)	866,822

	As of December 31, 2021
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	1,512,815	776,119	2,287,193	(1,865,062)	2,711,065
Total non-current assets	850,554	312,531	1,350	(849,261)	315,174
Total assets	2,363,369	1,088,650	2,288,543	(2,714,323)	3,026,239
Total current liabilities	57,033	1,977,013	1,215,603	(2,548,902)	700,747
Total non-current liabilities	—	14,883	2,004	3,334	20,221
Total liabilities	57,033	1,991,896	1,217,607	(2,545,568)	720,968
Total shareholders’ deficit attributable to Cloopen Group Holding Limited	2,306,336	(902,181)	1,070,936	(168,755)	2,306,336
Non-controlling interests	—	(1,065)	—	—	(1,065)
Total liabilities and shareholders’ equity	2,363,369	1,088,650	2,288,543	(2,714,323)	3,026,239

	As of December 31, 2022
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	840,910	562,506	2,919,642	(2,175,169)	2,147,889
Total non-current assets	857,362	526,144	419,965	(1,638,269)	165,202
Total assets	1,698,272	1,088,650	3,339,607	(3,813,438)	2,313,091
Total current liabilities	135,054	2,558,058	(488,308)	(1,460,298)	744,506
Total non-current liabilities	—	6,262	2,381	—	8,643
Total liabilities	135,054	2,564,320	(485,927)	(1,460,298)	753,149
Total shareholders’ deficit attributable to Cloopen Group Holding Limited	1,563,218	1,091,926	1,261,214	(2,353,140)	1,563,218
Non-controlling interests	—		—	—	(3,276)
Total liabilities and shareholders’ equity		1,088,650	3,339,607	(3,813,438)	2,313,091

Selected consolidated statements of cash flows data

	Year ended December 31, 2020
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(1,574)	(20,582)	(315,020)	120,655	(216,521)
Net cash used in investing activities	(598,404)	(32,260)	—	534,864	(95,800)
Net cash provided by financing activities	602,202	(6,838)	438,749	(576,472)	457,641

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(13,099)	(174,049)	(644,927)	593,998	(238,077)
Net cash used in investing activities	(1,397,584)	(275,719)	(267,779)	126,520	(1,814,562)
Net cash provided by financing activities	2,685,674	579,690	1,371,923	(2,192,537)	2,444,750

	Year ended December 31, 2022
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(290,137)	(574,227)	(215,296)	512,390	(567,270)
Net cash provided by investing activities	(335,194)	26,940	(15,224)	675,106	351,628
Net cash used in financing activities	(47,474)	437,759	148,688	(591,738)	(52,765)

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

Commitments

The following table sets forth our contractual obligations as of December 31, 2022.

			Year Ending December 31,
	Total		2023	2024 and tereafter
	RMB	US$	RMB	RMB
	(in thousands)
Purchase commitments*	16,681	2,419	14,945	1,736

* Relates to purchase of software and equipment. The purchase commitments are contracted but not yet reflected in the consolidated financial statements as of December 31, 2022.

Save as disclosed above, we did not have any significant capital or other commitments, long term obligations or guarantees as of December 31, 2022.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trend, uncertainty, demand, commitment or event for the year of 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

3)	Cloud-based UC&C, where we create customized communications software on customers’ private clouds to meet their specific needs and deliver the software licenses to customers.

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

In January 2017, we adopted the 2016 Plan. Under the 2016 Plan, we granted 7,700,228, 5,355,499 and nil share options to our directors, officers and employees for 2020, 2021 and 2022, respectively. In January 2021, we adopted the 2021 Plan, under which restricted share units to purchase 9,783,899 Class A ordinary shares have been granted as of the date of this annual report, excluding those repurchased. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for more information in respect of the key terms of the 2016 Plan and the 2021 Plan and the outstanding options granted under such plans as of the date of this annual report. Further, in connection with the acquisition of EliteCRM in March 2021, we issued 2,411,177 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of EliteCRM. In addition, in connection with the acquisition of Zhuge in December 2021, we issued 468,455 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of Zhuge (excluding those repurchased pursuant to performance target adjustments). These restricted shares were issued under a private placement pursuant to an exemption or exclusion from the registration requirements under the Securities Act, subject to certain vesting schedule and forfeiture to the extent any share remains unvested in case of early termination of employment.

The weighted average grant date fair value of the share options granted was US$2.24, US$6.19 and nil for 2020, 2021 and 2022, respectively. The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	Year Ended December 31,
	2020	2021
Risk-free rate of return(1)	0.61%-1.88%	1.06%-1.57%
Volatility(2)	48.21%-49.36%	48.76%-49.21%
Expected dividend yield(3)	0%	0%
Exercise multiple(4)	2.20	2.20
Fair value of underlying ordinary share	US$1.30- US$3.12	US$1.45- US$16.70
Expiration terms(5)	10 years	10 years

(1)	We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollars for a term consistent with the expected term of our options in effect at the option valuation date.
(2)	We estimate expected volatility based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options.

(3)	Expected dividend yield is zero as we do not anticipate any dividend payments in the foreseeable future.

(4)	We estimate the expected exercise multiple as the average ratio of the stock price to the exercise price of when our employees will decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication.

(5)	Expiration term is the contract life of the options.

In 2020, 2021 and 2022, we recorded share-based compensation expenses of RMB134.2 million, RMB277.6 million and RMB107.5 million (US$15.6 million) related to our share options, restricted shares, ordinary shares issued to management employees to acquire their equity interests in majority-owned subsidiaries and waiver of subscription receivable due from Mr. Changxun Sun. The following table sets forth the breakdown of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses in the years indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	761	0.6	507	0.2	(621)	(90)	(0.6)
Research and development expenses	909	0.7	18,564	6.7	(5,953)	(863)	(5.5)
Selling and marketing expenses	3,467	2.6	21,150	7.6	510	74	0.5
General and administrative expenses	129,126	96.2	237,395	85.5	113,526	16,460	105.6
Total	134,263	100.0	277,616	100.0	107,462	15,581	100.0

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong Special Administrative Region profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate at 8.25%, whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2020, 2021 and 2022.

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC enterprise is located.” Based on a review of surrounding facts and circumstances, we believe that our operations outside the PRC will unlikely be considered a “resident enterprise” for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders.”

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

In August 2024, Mr. Lei Du resigned as a director of our company, and Mr. Qingsheng Zheng agreed to be and was appointed as a new director to serve on our board.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Changxun Sun	48	Chief executive officer
Yipeng Li	47	Chief financial officer
Xiegang Xiong	54	Chief product officer and chief technology officer
Cheng Luo	41	Chairman of the board, director and chief executive officer assistant
Pengfei Yuan	41	Director and financial director
Qingsheng Zheng	47	Director
Ye Yuan	42	Director
Yuanqi Wang	31	Director
Ming Zhao	49	Director
Zi Yang	39	Director
Adam J. Zhao	56	Independent director
Tim Yimin Liu	48	Independent director
Ziguang Gao	42	Independent director

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

Xiegang Xiong has served as our chief product officer since November 2018 and our chief technology officer since May 2020. Mr. Xiong served as our director from February 2021 to November 2023. Prior to joining us, Mr. Xiong served as the chief technology officer of Avaya Greater China from April 2012 to October 2018. From May 2000 to March 2012, Mr. Xiong served as a product director at the UC&C product department of Cisco China. From April 1999 to April 2000, Mr. Xiong served as a system engineer manager of Lucent Technologies, Inc. Mr. Xiong received his bachelor’s degree in exploration engineering from Chengdu University of Technology in July 1992, and his master’s degree in exploration engineering from China University of Geosciences in July 1995.

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

Qingsheng Zheng has served as our director since August 2024. Mr. Zheng previously served as our director since February 2015 to November 2023. Mr. Zheng has served as a partner at HongShan since October 2014, focusing on investments in consumer internet and enterprise. Prior to joining HongShan, Mr. Zheng served as a partner and director of Trustbridge from 2007 to 2014. Mr. Zheng also worked for Shanda Interactive, BearingPoint, IBM and PwC from 1999 to 2007. Mr. Zheng received his bachelor’s degree in economics from Fudan University in 1999.

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

B. Compensation

Compensation of Directors and Executive Officers

For 2022, the aggregate cash compensation to directors and executive officers was approximately RMB10.2 million (US$1.5 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance, as well as housing fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 26,219,285 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which

●	options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised on January 25, 2021, which may be repurchased by our company in case of termination of employment;

●	options to purchase 3,645,942 Class A ordinary shares granted to certain employees were subsequently exercised; and

●	options to purchase 3,733,441 Class A ordinary shares are still outstanding, with exercise prices ranging from US$0.147 to US$0.38 per share.

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

As of the date of this annual report, among 18,839,902 Class A ordinary shares issued upon exercise of the options, (1) 70,630 Class A ordinary shares are still subject to restrictions and will remain in effect subject to the original vesting schedule, and (2) all the remaining 18,769,272 Class A ordinary shares have become unrestricted under their respective original vesting schedules as of the date of this annual report.

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

As of the date of this annual report, restricted share units to purchase an aggregate of 9,783,899 Class A ordinary shares are granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 9,593,243 Class A ordinary shares are still outstanding.

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

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Class A Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration(1)
Changxun Sun	-	-	-	-	-
Yipeng Li	-	-	-	-	-
Xiegang Xiong	*	0.38	*	November 30, 2022, January 29, 2024	January 29, 2034
Cheng Luo	-	-	*	April 1, 2024	-
Pengfei Yuan	-	-	*	April 1,2024	-
Kui Zhou(2)	-	-	-	-	-
Qingsheng Zheng	-	-	-	-	-
Ye Yuan	-	-	-	-	-
Lei Du (3)	-	-	-	-	-
Yuanqi Wang	-	-	-	-	-
Ming Zhao	-	-	-	-	-
Zi Yang	-	-	-	-	-
Adam J. Zhao	-	-	-	-	-
Tim Yimin Liu	-	-	-	-	-
Ziguang Gao	-	-	-	-	-
All directors and executive officers as a group	1,000,000		2,900,000

* Represents less than 1% of our total outstanding shares on an as converted basis.

(1)	Not applicable to restricted share units.

(2)	Mr. Kui Zhou ceased to be our director since November 2023.

(3)	Mr. Lei Du ceased to be our director since August 2024.

As of the date of this annual report, other grantees as a group held options to purchase an aggregate of 2,733,441 Class A ordinary shares, with exercise prices ranging from US$0.147 per share to US$0.38 per share, and restricted shares units to purchase an aggregate of 6,693,243 Class A ordinary shares.

C. Board Practices

Board of Directors

Our board of directors consists of ten directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested, whether directly or indirectly, therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (1) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may from time to time at their discretion exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any party thereof, and issue debentures, debenture share, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and our independent registered public accounting firms;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and reporting regularly to the board of directors.

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

D. Employees

As of December 31, 2022, we had a total of 1,397 employees. The following table sets forth the breakdown of our employees as of December 31, 2022 by function.

	Number of
Function	Employees	% of Total
Research and development	652	46.7
Sales and marketing	405	29.0
Project execution	235	16.8
General administration	105	7.5
Total	1,397	100.0

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

The percentage of beneficial ownership in the table below is calculated based on 333,703,515 ordinary shares, comprising 308,053,676 Class A ordinary shares (excluding treasury shares) and 25,649,839 Class B ordinary shares outstanding as of the date of this annual report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

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

			Total	% of total
			ordinary	ordinary
			shares on	shares on	% of
	Class A	Class B	an as-	an as-	aggregate
	ordinary	ordinary	converted	converted	voting
	shares	shares	basis	basis††	power†††
Directors and Executive Officers†
Changxun Sun(1)	2,000,000	25,649,839	27,649,839	8.29	45.79
Yipeng Li(2)	*	-	*	*	*
Xiegang Xiong(2)	*	-	*	*	*
Cheng Luo(2)	*	-	*	*	*
Pengfei Yuan(2)	*	-	*	*	*
Kui Zhou(3)	-	-	-	-	-
Qingsheng Zheng	-	-	-	-	-
Ye Yuan	-	-	-	-	-
Lei Du(4)	-	-	-	-	-
Yuanqi Wang	-	-	-	-	-
Ming Zhao	-	-	-	-	-
Zi Yang	-	-	-	-	-
Adam J. Zhao	*	-	*	*	*
Tim Yimin Liu	-	-	-	-	-
Ziguang Gao	*	-	*	*	*
All directors and executive officers as a group	7,889,978	25,649,839	33,539,817	10.02	46.75
Principal Shareholders:
Main Access Limited(5)	55,677,341	-	55,677,341	16.68	9.86
HSG CV IV Holdco, Ltd and Max Honest Limited(6)	53,580,097	-	53,580,097	16.06	9.49
Trustbridge Partners V, L.P.(7)	38,474,611	-	38,474,611	11.53	6.82
Cloopen Co., Ltd.	-	25,649,839	25,649,839	7.69	45.43

*	Represents less than 1% of our total outstanding shares on an as converted basis.

†	Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Tower A, Fairmont Tower 33 Guangshun North Main Street, Chaoyang District, Beijing, People’s Republic of China.

††	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (1) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun, and (2) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under our share incentive plans issued due to exercise of options under the 2016 Plan. The registered address of Cloopen Co., Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Flawless Success Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under our share incentive plans, and Class A ordinary shares the person has the right to acquire within 60 days of the date of this annual report. The registered address of Flawless Success Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Excludes shares held by Max Honest Limited. See footnote (5). Mr. Kui Zhou ceased to be our director since November 2023.

(4)	Mr. Lei Du ceased to be our director since August 2024.

(5)	Represents 55,677,341 Class A ordinary shares held by Main Access Limited, a company incorporated in British Virgin Islands, as reported in the Schedule 13G filed with the SEC on February 9, 2022. Main Access Limited is a wholly-owned subsidiary of Turbo Speed Technology Limited, which is a wholly-owned subsidiary of Success Bridge Limited, which is a wholly-owned subsidiary of Hi Sun Technology (China) Limited, a company listed on The Stock Exchange of Hong Kong Limited (Stock Code: 818). There is no ultimate controlling person of Main Access limited. Turbo Speed Technology Limited, Success Bridge Limited and Hi Sun Technology (China) Limited disclaim beneficial ownership of the securities other than to the extent of any pecuniary interest they may have therein. The registered office of Main Access Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Represents (1) 27,528,456 Class A ordinary shares held by HSG CV IV Holdco, Ltd., a company incorporated in Cayman Islands with limited liability, and (2) 26,051,641 Class A ordinary shares held by Max Honest Limited, as reported in the Schedule 13G filed with the SEC on February 14, 2022. The sole shareholder of HSG CV IV Holdco, Ltd. is HSG CV IV Senior Holdco, Ltd. The sole shareholder of HSG CV IV Senior Holdco, Ltd. is HongShan Capital Venture Fund IV, L.P., the general partner of which is HSG Venture IV Management, L.P., whose general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of HSG CV IV Holdco, Ltd. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The sole shareholder of Max Honest Limited is Beijing HongShan Mingde Equity Investment Center Company (L.P.), or, Mingde, whose general partner is Beijing HongShan Kunde Investment Management Center Limited Partnership, or Kunde. The general partner of Kunde is Shanghai Huanyuan Investment Management Limited, or Huanyuan. Huanyuan is wholly owned by Mr. Kui Zhou and Ms. Xin Fu. The investment committee of Mingde, which includes Mr. Neil Nanpeng Shen and Mr. Kui Zhou, manages the decisions taken by Mingde to vote or to direct a vote, or to dispose, or direct the disposition of, the shares held by Mingde. As the management power is vested in the investment committee of which Mr. Neil Nanpeng Shen and Mr. Kui Zhou are members, Mr. Shen and Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Mingde. The registered office of Max Honest Limited is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P., as reported in the Schedule 13G/A filed with the SEC on February 5, 2024. Trustbridge Partners V, L.P. is a Cayman registered private equity fund. The registered office of Trustbridge Partners V, L.P. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of the date of this annual report, a total of 125,833,398 Class A ordinary shares are held by one record holder in the United States, which was the Bank of New York Mellon, the depositary of the ADSs, representing approximately 37.71% of our total outstanding shares. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

We leased an office space for one of the affiliated entities through Beijing Puhui Sizhong Technology Limited Company, a company controlled by Mr. Changxun Sun, as a result of which, we paid rental expenses of RMB0.2 million, nil and nil to this company in 2020, 2021 and 2022, respectively.

In 2020, 2021 and 2022, we provided certain interest-free loans of RMB2.6 million, nil and nil, respectively, to three management members of our company, including Mr. Changxun Sun, and collected interest-free loans of RMB4.2 million, RMB0.9 million and nil, respectively. As of December 31, 2020, 2021 and 2022, the amount due from such management members were RMB0.9 million, nil and nil, respectively. We received full repayment of the outstanding amount in cash in January 2021.

Transitions with entities affiliated with a principal shareholder

We provided cloud-based UC&C solutions to subsidiaries of Hi Sun Technology (China) Limited, or Hi Sun Technology, an entity affiliated with Main Access Limited, which is one of our principal shareholders. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We generated revenues of RMB30.4 million, RMB5.2 million, and nil in 2020, 2021 and 2022, respectively. The amounts due from Hi Sun Technology, which were recorded under accounts receivable - related parties, net, were RMB12.1 million, nil and nil as of December 31, 2020, 2021 and 2022, respectively. Deposits paid by us for performance guarantee were RMB3.9 million, nil and nil as of December 31, 2020, 2021 and 2022, respectively.

We also engaged subsidiaries of Hi Sun Technology for outsourcing services in relation to project development, and recognized cost of revenues of RMB0.4 million, nil and nil in 2020, 2021 and 2022, respectively. We also engaged subsidiaries of Hi Sun Technology for outsourcing services in relation to research and development, and recognized research and development expenses of RMB5.7 million, RMB2.0 million and nil in 2020, 2021 and 2022, respectively. The amounts due to Hi Sun Technology were RMB3.4 million, nil and nil as of December 31, 2020, 2021 and 2022, respectively.

Transactions with certain unconsolidated affiliates

In 2020, we provided office rental services to Beijing Jingu Shitong Technology Co., Ltd., or Beijing Jingu, an unconsolidated affiliate, and generated rental income of RMB0.3 million. In 2020, we also provided certain interest-free loans of RMB1.4 million to Beijing Jingu, which were repaid in January 2021. In addition, we recorded revenues of RMB0.2 million, RMB99,000 and nil from CPaaS services to Beijing Jingu in 2020, 2021 and 2022, respectively. Amounts due from Beijing Jingu were RMB38,000, nil and nil as of December 31, 2020, 2021 and 2022, respectively, which were recorded under accounts receivable - related parties, net.

We recorded revenues of RMB2.3 million, RMB0.2 million and nil from CPaaS services to Beijing Lianxinzhihui Technology Co., Ltd., or Beijing Lianxinzhihui, in 2020, 2021 and 2022, respectively. Amounts due from Beijing Lianxinzhihui were RMB0.3 million, RMB3,000 and nil as of December 31, 2020, 2021 and 2022, respectively, which were recorded under accounts receivable - related parties, net.

We recorded revenues of RMB0.1 million, RMB0.5 million and RMB1.3 million (US$0.2 million) from CPaaS services to Shenyang Yunrongxin Technology Co., Ltd, or Shenyang Yunrongxin, in 2020, 2021 and 2022, respectively. Amounts due from Shenyang Yunrongxin were RMB40,000, RMB0.1 million and RMB0.1 million (US$14,000) as of December 31, 2020, 2021 and 2022, respectively, which were recorded under accounts receivable - related parties, net. In addition, we engaged subsidiaries of Shenyang Yunrongxin for outsourcing services in relation to project development, and recognized cost of revenues of RMB1.0 million, nil and nil in 2020, 2021 and 2022, respectively. Amounts due from Shenyang Yunrongxin were RMB0.9 million, RMB0.7 million and RMB0.7 million (US$0.1 million) as of December 31, 2020, 2021 and 2022, respectively, which were recorded under amounts due from related parties.

We recorded revenues of RMB3,000, RMB5,000 and RMB2,000 (US$300) from CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd, or Shenzhen City Yunjitong, in 2020, 2021 and 2022, respectively. Amounts due to Shenzhen City Yunjitong were RMB6,000, RMB5,000 and RMB5,000 (US$700), as of December 31, 2020, 2021 and 2022, respectively, which were received in advance for CPaaS services and were recorded under amounts due to related parties.

In November 2021, we acquired 20% of the equity interest in Shanghai Keshen Information Technology Co., Ltd, or Shanghai Keshen, and significant influence over it through board representation. Accordingly, we regarded it as one of our related parties since then. We provided cloud-based UC&C services to subsidiaries of Shanghai Keshen. In 2022, we recorded revenues of RMB34,000 (US$5,000). Amounts due from Shanghai Keshen were RMB0.2 million and nil as of December 31, 2021 and 2022, respectively, which were recorded under accounts receivable - related parties, net. We purchased project development services from Shanghai Keshen. Amounts due to Shanghai Keshen were RMB58,000 and RMB53,000 (US$8,000) as of December 31, 2021 and 2022, respectively, which were recorded under amounts due to related parties. We also recorded amounts due from related party of RMB0.1 million (US$15,000) relating to prepayment of project development service fee as of December 31, 2022.

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

On April 19, 2021, we and certain of our current and former directors and officers, the underwriters in our initial public offering and our agent for service of process in the United States were named as defendants in a securities class action filed in the Supreme Court of the State of New York, New York County (captioned Sonny St. John v. Cloopen Group Holding Limited et al., Index No. 652617/2021 (N.Y. Sup. Ct. N.Y. Cnty.)). The plaintiff alleged that our registration statement on Form F-1 in connection with our initial public offering contained material misstatements and omissions in violation of the U.S. federal securities laws, including those relating to our estimates on financial results of the fourth quarter of 2020. On December 3, 2021, defendants in the Sonny St. John action filed a motion to dismiss the complaint, and on August 10, 2022, the Supreme Court of the State of New York denied that motion to dismiss. On December 10, 2021, we and certain of our current and former directors and officers, the underwriters in our initial public offering and our agent for service of process in the United States were named as defendants in a securities class action filed in the United States District Court for the Southern District of New York (captioned Dong v. Cloopen Group Holding Limited et al., Case No. 1:21-cv-10610-JGK-RWL (S.D.N.Y.)), which also arose out of certain public disclosures made in connection with our initial public offering. On July 15, 2022, defendants in the Dong action filed a motion to dismiss the complaint, and on March 16, 2023, the United States District Court for the Southern District of New York denied that motion to dismiss. On June 5, 2023, we, as well as all parties to the above-mentioned class action lawsuits, executed a binding term sheet for the settlement of both class action lawsuits. On June 6, 2023, the parties informed the courts that they had reached an agreement-in-principle to settle the claims in the class action lawsuits, and, the same day, the United States District Court for the Southern District of New York discontinued and closed the Dong action. On August 16, 2023, we entered into a stipulation of settlement with all parties to the suits reflecting the terms of the settlement. The settlement required us to pay a total of US$12.0 million in cash to the plaintiff class. We and the other defendants received full releases of claims pursuant to the terms of the settlement. On October 5, 2023, the Supreme Court of the State of New York preliminarily approved the settlement of the class action lawsuits. On January 23, 2024, the Supreme Court of the State of New York issued an order granting final approval of the settlement and dismissing the claims in the Sonny St. John action.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us or of the affiliated entities to pay cash dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares, including those represented by the ADSs.”

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to foreign exchange.”

E. Taxation

Cayman Islands Taxation

As advised by Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed thereunder. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders.”

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

Although the law in this regard is unclear, we treat the affiliated entities, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Based on the market price of the ADSs and ordinary shares and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis. In addition, if it were determined that we are not the beneficial owner of the VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2022, and future taxable years.

The determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). Among other matters, if our market capitalization continues to decline, there is a significant risk that we will be classified as a PFIC for future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years.

The determination of whether we will be or continue to be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including any remaining cash raised in our initial public offering. Under circumstances where we retain significant amounts of liquid assets, or if the affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of continuing to be classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares.

The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “—Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including constructive distributions and the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Under current law, a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are currently quoted and tradeable on the OTC market, which we do not believe is considered to be an established securities market in the United States, and therefore we do not believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, dividends that we pay on our ordinary shares that are not backed by ADSs will not meet the conditions required for the reduced tax rate. Regardless, as discussed above under “—Passive foreign investment company considerations,” we believe we are classified as a PFIC for our taxable year ended December 31, 2022. Accordingly, we do not expect that dividends paid on the ADSs or ordinary shares will meet the conditions required for such reduced tax rates.

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

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount of the excess distribution or gain allocated to the taxable year of the distribution or disposition and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

●	the amount of the excess distribution or gain allocated to each taxable year other than the taxable year of the distribution or disposition or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such U.S. Holder, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are classified as a PFIC for any year during which a U.S. Holder held ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held ADSs or ordinary shares. If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Based on the market price of the ADSs and ordinary shares and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis. In addition, if it were determined that we are not the beneficial owner of the VIE for U.S. federal income tax purposes, we would be treated as a PFIC for our taxable year ended December 31, 2022, and future taxable years.

If we are a PFIC at any time when a U.S. Holder holds the ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares even if we cease to be a PFIC. However, if we cease to be a PFIC, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election, a “Purging Election”, to recognize gain in the manner described above as if the ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. In addition, for a U.S. Holder making such an election, a new holding period would be deemed to begin for the ADSs or ordinary shares for purposes of the PFIC rules. After the Purging Election, the ADSs or ordinary shares with respect to which the Purging Election was made will not be treated as shares in a PFIC, and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares, unless we subsequently become a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration Risk

No customers individually represented greater than 10.0% of our total revenues in 2020, 2021 and 2022. No suppliers individually represented greater than 10.0% of our total purchases in 2020 and 2021. One of our suppliers represented 11.1% of our total purchases in 2022.

One of our customers represented 17.4% of our total accounts receivable, net including related party amounts and contract assets as of December 31, 2021. Two of our customers represented 21.0% and 17.1% of our total accounts receivable, net including related party amounts and contract assets as of December 31, 2022, respectively.

Two of our suppliers represented 12.7% and 10.5% of our total accounts payable as of December 31, 2021, respectively. Two of our suppliers represented 11.2% and 11.1% of our total accounts payable as of December 31, 2022, respectively.

One of our customers represented 11.4% of our total contract liabilities as of December 31, 2021, and no customers of us individually represented greater than 10.0% of our total contract liabilities as of December 31, 2022.

Two of our suppliers represented 26.1% and 13.9% of our prepayments and other current assets excluding related party amounts as of December 31, 2021, respectively, and one of our suppliers represented 21.5% of our prepayments and other current assets excluding related party amounts as of December 31, 2022.

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, restricted cash, term deposits, short-term investments and accounts receivable. The total amount of these financial instruments was RMB2,553.3 million and RMB1,988.8 million (US$288.4 million) as of December 31, 2021 and 2022. Our investment policy requires cash, restricted cash, term deposits and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. We regularly evaluate the credit standing of the counterparties or financial institutions.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2022, we did not receive any reimbursement from the depositary.

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

As of the date of this annual report, we used approximately US$166.9 million of the net proceeds received from our initial public offering to fund our strategic investments and acquisitions, enhancement and upgrade of our existing solutions and introduction of new ones, investment in technologies and working capital and general corporate purposes. We intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2022.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective due to the outstanding material weaknesses detailed under the below section.

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

As required by Section 404 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was ineffective due to the material weaknesses identified below.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) lack of rigorous implementation of controls on financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) insufficient authorization, monitoring or review controls in the revenue and the purchase processes, (6) lack of systematic process controls over the filing and registration of the sales and purchase agreements, (7) improper approval and timely review on certain system user’s authorization relating to general information technology control, and (8) insufficient acceptance control of systems (or subsystems) developed by external subcontractors.

To remedy the identified material weaknesses, we have begun to, and will continue to, improve our internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework,(2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) enhancing guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process, especially on recognizing a gross or net basis revenue and monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) enhancing systematic management and review process controls over the acceptance check of outsource services and labor cost of project-based revenue, (6) enhancing systematic process controls over the filing and registration of the sales and purchase agreements, (7) enhancing authorization or review controls in the revenue and the purchase processes to ensure the existence, reasonableness and accuracy of the transactions, (8) enhancing background check controls of the customers and suppliers, (9) implementing regular review on staff to self-disclose conflicts of interest on a yearly basis, (10) enhancing approval, documentation and regular log review procedures relating to database, and (11) enhancing approval and regular review procedures relating to access authorization to operating system. Because such remedial measures had not been fully implemented as of December 31, 2022, our management concluded that the material weaknesses still existed as of such date.

We cannot assure you that we will remediate our material weaknesses in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Independent Investigation and Restatement of Consolidated Financial Statements—If we fail to implement and maintain an effective system of internal control over financial reporting, we could be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting during the fiscal year of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2021	2022
	RMB	RMB	US$
	(in thousands)
Audit fees*	19,282	7,354	1,038

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

	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Program	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (US$)
November 2021	478,896	4.02	478,896	38,076,220
December 2021	3,430,327	3.17	3,909,223	27,200,386
January 2022	-	-	3,909,223	27,200,386
February 2022	-	-	3,909,223	27,200,386
March 2022	25,873	1.49	3,935,096	27,161,947
April 2022	200,300	1.07	4,135,396	26,946,673
May 2022	1,257,654	0.78	5,393,050	25,971,532
June 2022	1,021,424	0.98	6,414,474	24,971,669
July 2022	472,432	1.05	6,886,906	24,474,942
August 2022	664,013	1.02	7,550,919	23,796,747
September 2022	662,771	0.93	8,213,690	23,177,080
October 2022	608,539	0.96	8,822,229	22,592,157
November 2022	219,157	1.00	9,041,386	22,373,663

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our company, or each an Affiliate, and extends to all activities within and outside an individual’s duties at our company. The insider trading policy establishes guidelines and procedures for the following:

●	No Trading: No Affiliate may purchase or sell any type of security or enter into a binding security trading plan in compliance with Rule 10b5-1 under the Exchange Act, as amended, while in possession of material non-public information. Affiliates in possession of such information may not purchase or sell our securities until the later of (1) the expiration of a 48-hour waiting period following public disclosure of the material information by us, and (2) the lapse of one full trading day following such public disclosure. Additionally, Affiliates may not trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.

●	Trading Window: The insider trading policy establishes a trading window for Affiliates, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and Affiliates must comply with all policies.

●	No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

●	Confidentiality: No Affiliate may communicate any material information to anyone outside our company under any circumstances unless approved by the compliance officer in advance, or to anyone within our company other than on a need-to-know basis.

●	No Comment: No Affiliate may discuss any internal matters or developments of our company with anyone outside our company, except as required in the performance of regular corporate duties. Unless expressly authorized to do otherwise, if an Affiliate receives any inquiries about us or our securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the compliance officer or any other office designated by the chief executive officer.

●	Corrective Action: If any information that may be considered material information is inadvertently disclosed, any Affiliate with knowledge of the disclosure should notify the compliance officer immediately.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

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

As of the date of this annual report, we have not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by applicable laws and regulations in China and other jurisdictions. As of the same date, we have not experienced any cybersecurity incidents that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our business strategy, results of operations or financial condition. However, the scope and impact of any future incidents cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity incidents may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

Our chief technology officer leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our chief technology officer has over 20 years of relevant experience in risk management, cybersecurity and information technology. Our chief technology officer and dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (to reflect the ADS ratio change effected on March 15, 2023) (incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.3	Deposit Agreement dated February 8, 2021, by and among the Registrant, the depositary and the owners and holders of American depositary shares issued thereunder (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)
2.4	The Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated as of November 13, 2020 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.5	The Sixth Amended and Restated Right of First Refusal and Co-sale Agreement between the Registrant and other parties thereto dated as of November 13, 2020 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.6*	Description of Securities
4.1	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.2	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.4	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.5	Amended and Restated Exclusive Business Cooperation Agreement between Anxun Guantong (Beijing) Technology Co., Ltd. and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.6	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.7	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.8	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.9	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing Hongshan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.10	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.11	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.12	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.13	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing Hongshan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.14	Power of Attorney issued by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.) dated as of August 28, 2019 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.15	Power of Attorney issued by Changxun Sun dated as of August 28, 2019 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.16	Power of Attorney issued by Jianhong Zhou dated as of March 28, 2019 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.17	Power of Attorney issued by Beijing Hongshan Shengde Equity Investment Center (Limited Partnership) dated as of November 3, 2020 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.18	Spousal Consent Letter issued by the spouse of Changxun Sun dated as of August 28, 2019 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.19	Series F Preferred Share Purchase Agreement between the Registrant and other parties thereto dated as of November 4, 2020 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.20	Warrant to Purchase Series F Preferred Shares of the Registrant, dated as of November 13, 2020 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.21	Termination Agreement in respect of the Current Contractual Agreements among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing HongShan Shengde Equity Investment Center (Limited Partnership) and Bejing Ronglian Yitong Information Technology Co., Ltd. dated as of January 5, 2024 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
8.1*	List of Principal Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of CM Law Firm
15.3*	Consent of ARK Pro CPA & Co
16.1	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
16.2	Letter from Yu Certified Public Accountant, P.C. to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.2 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: August 27, 2024

CLOOPEN GROUP HOLDING LIMITED

To the Shareholders and Board of Directors

Cloopen Group Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cloopen Group Holding Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

/s/ ARK PRO CPA & Co

We have served as the Company’s auditor since 2023.

Hong Kong, China

August 27, 2024

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		December 31,
	Notes	2021	2022
		RMB	RMB	US$
ASSETS
Current assets
Cash	4	656,179	526,740	76,370
Restricted cash	4	698	525	76
Term deposits	2(i)	1,609,864	915,845	132,785
Short-term investments	17	127,514	412,031	59,739
Accounts receivable – third parties, net	5	158,725	133,577	19,367
Accounts receivable – related parties, net	5,22	304	99	14
Contract assets	20	21,118	50,838	7,371
Amounts due from a related party	22	-	105	15
Prepayments and other current assets	6	136,665	108,129	15,679
Total current assets		2,711,067	2,147,889	311,416
Non-current assets
Long-term investments	7	127,748	58,530	8,486
Property and equipment, net	8	14,094	14,389	2,086
Operating lease right-of-use assets	9	-	16,342	2,369
Intangible assets, net	10	48,397	16,934	2,455
Goodwill	11	121,805	54,427	7,891
Other non-current assets		3,128	4,580	664
Total non-current assets		315,172	165,202	23,951
Total assets		3,026,239	2,313,091	335,367
LIABILITIES AND SHAREHOLDERS’ EUQITY
Current liabilities
Short-term bank borrowings	12	5,500	-	-
Accounts payable		148,019	122,124	17,706
Contract liabilities	20	285,936	359,801	52,166
Operating lease liabilities-current	9	-	10,162	1,473
Amounts due to related parties	22	794	780	113
Payable for business acquisition	4	93,511	8,915	1,293
Accrued expenses and other current liabilities	13	166,987	242,724	35,192
Total current liabilities		700,747	744,506	107,943
Non-current liabilities
Long-term borrowings	12	8,004	-	-
Operating lease liabilities-non current	9	-	6,448	935
Deferred income tax liabilities	18	8,883	1,285	186
Other non-current liabilities		3,334	910	132
Total non-current liabilities		20,221	8,643	1,253
Total liabilities		720,968	753,149	109,196
Commitments and contingencies (Note 21)
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 600,000,000 shares authorized, 309,105,485 shares issued as of December 31, 2021 and 2022, and 301,287,039 and 300,489,701 shares outstanding as of December 31, 2021 and 2022, respectively)		192	193	28
Class B Ordinary Shares (US$0.0001 par value, 25,649,839 shares authorized, issued and outstanding as of December 31, 2021 and 2022; each Class B ordinary share is convertible into one Class A ordinary share)		17	17	3
Additional paid-in capital		11,066,975	11,184,360	1,621,580
Treasury stock		(81,638)	(120,899)	(17,529)
Accumulated other comprehensive loss		(232,268)	(78,613)	(11,398)
Accumulated deficit		(8,446,942)	(9,421,840)	(1,366,038)
Total shareholders’ Equity attributable to Cloopen Group Holding Limited		2,306,336	1,563,218	226,646
Non-controlling interests		(1,065)	(3,276)	(475)
Total shareholders’ Equity		2,305,271	1,559,942	226,171
Total liabilities and shareholders’ equity		3,026,239	2,313,091	335,367

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		Year ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Revenues (including related parties amounts of RMB 33,068, RMB 5,994 and RMB 1,377 for the years ended December 31,2020, 2021 and 2022, respectively)	20,22	723,453	752,688	593,634	86,069
Cost of revenues (including related parties amounts of RMB 1,414, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively)	22	(478,118)	(480,755)	(367,334)	(53,258)
Gross profit		245,335	271,933	226,300	32,811
Operating expenses:
Selling and marketing expenses		(200,410)	(300,043)	(265,304)	(38,465)
General and administrative expenses		(241,356)	(385,498)	(319,217)	(46,282)
Impairment loss of goodwill		-	(149,092)	(107,407)	(15,573)
Impairment loss of intangible assets		-	(136)	(28,011)	(4,061)
Provision for U.S Class Action		-	-	(83,575)	(12,117)
Other operating expenses		-	(51,354)	(70,417)	(10,210)
Research and development expenses (including related parties amounts of RMB5,667, RMB1,974 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)	22	(174,192)	(297,360)	(326,513)	(47,340)
Total operating expenses		(615,958)	(1,183,483)	(1,200,444)	(174,048)

Operating loss		(370,623)	(911,550)	(974,144)	(141,237)

Interest expenses		(3,477)	(366)	(428)	(62)
Interest income		978	11,344	14,627	2,121
Investment income		12	-	340	49
Share of losses of equity method investments	7	-	(596)	(1,969)	(285)
Gain from disposal of long-term investments	7	-	-	5,138	745
Change in fair value of long-term investments	7	11,614	47,247	-	-
Impairment loss of long-term investments	7	-	(6,603)	(7,400)	(1,073)
Change in fair value of warrant liabilities	14	(61,454)	(29,011)	-	-
Gain(loss) from disposal of subsidiaries, net		(7,275)	2,899	(2,739)	(397)
Foreign currency exchange gains (losses), net		6,115	(6,696)	(9,666)	(1,401)
Loss before income taxes		(424,110)	(893,332)	(976,241)	(141,540)
Income tax benefit (expense)	18	(1,127)	(11,120)	342	50
Net loss		(425,237)	(904,452)	(975,899)	(141,490)
Net loss attributable to non-controlling interests		(5)	(593)	(1,001)	(145)
Net loss attributable to Cloopen Group Holding Limited		(425,232)	(903,859)	(974,898)	(141,345)
Accretion and modifications of Redeemable Convertible Preferred Shares	15	(1,139,108)	(4,878,652)	-	-
Deemed dividends to Series E Redeemable Convertible Preferred Shareholders	15	(14,729)	-	-	-
Net loss attributable to ordinary shareholders		(1,579,069)	(5,782,511)	(974,898)	(141,345)

Net loss		(425,237)	(904,452)	(975,899)	(141,490)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes		153,151	(308,001)	153,655	22,278
Total other comprehensive income (loss)		153,151	(308,001)	153,655	22,278

Comprehensive loss		(1,425,923)	(6,091,105)	(822,244)	(119,212)
Comprehensive loss attributable to non-controlling interests		(81)	(593)	(1,001)	(145)
Comprehensive loss attributable to Cloopen Group Holding Limited		(1,425,842)	(6,090,512)	(821,243)	(119,067)

Net loss per ordinary share
—Basic and diluted	19	(18.55)	(19.62)	(3.03)	(0.44)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	19	85,103,964	294,793,258	321,885,046	321,885,046

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Pre-offering Class A ordinary shares		Pre-offering Class B ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated other comprehensive income(loss)	Accumulated deficit	Total shareholders’ deficit attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders’ deficit
		Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020		34,724,614	24	55,957,962	33	-	(23,220)	(77,494)	(1,168,156)	(1,268,813)	(26,277)	(1,295,090)
Issuance of ordinary shares to Baiyi’s non-controlling interest shareholders as share based compensation	16	3,706,745	3	-	-	33,136	-	-	-	33,139	-	33,139
Purchase of the non-controlling interests of the Group’s subsidiaries by issuing ordinary shares		3,501,087	2	-	-	(42,166)	-	-	-	(42,164)	22,692	(19,472)
Receipt of subscription receivables		-	-	-	-	-	1	-	-	1	-	1
Change in the ownership interest in the subsidiaries		-	-	-	-	(3,286)	-	-	-	(3,286)	6,179	2,893
Net loss		-	-	-	-	-	-	-	(425,232)	(425,232)	(5)	(425,237)
Share-based compensation	16	-	-	-	-	77,909	23,219	-	-	101,128	-	101,128
Accretion of Redeemable Convertible Preferred Shares	15	-	-	-	-	(65,593)	-	-	(1,073,515)	(1,139,108)	-	(1,139,108)
Deemed dividends	15	-	-	-	-	-	-	-	(14,729)	(14,729)	-	(14,729)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	153,227	-	153,227	(76)	153,151
Balance as of December 31, 2020		41,932,446	29	55,957,962	33	-	-	75,733	(2,681,632)	(2,605,837)	2,513	(2,603,324)

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	A ordinary shares		B Ordinary shares		Treasury Shares	Pre-offering Class A ordinary shares		Pre-offering Class B ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated other comprehensive income(loss)	Accumulated deficit	Total shareholders’ deficit attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders’ deficit
		Number of shares	RMB	Number of shares	RMB	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2021		-	-	-	-	-	41,932,446	29	55,957,962	33	-	-	75,733	(2,681,632)	(2,605,837)	2,513	(2,603,324)
Issuance of ordinary shares to Cloopen Japan’s non- controlling interest shareholders as share based compensation	16	-	-	-	-	-	1,424,312	1	-	-	20,620	-	-	-	20,621	(5,867)	14,754
Exercise of options before IPO		-	-	-	-	-	11,697,012	7	-	-	15,917	-	-	-	15,924	-	15,924
IPO Pre-offering ordinary shares converted to ordinary shares		85,361,893	53	25,649,839	17	-	(55,053,770)	(37)	(55,957,962)	(33)	-	-	-	-	-	-	-
IPO preferred shares converted to ordinary shares		158,900,014	103	-	-	-	-	-	-	-	8,539,512	(336,179)	-	-	8,203,436	-	8,203,436
Initial Public Offering		46,000,000	30	-	-	-	-	-	-	-	2,195,797	-	-	-	2,195,827	-	2,195,827
Exercise of Warrant C		638,569	-	-	-	-	-	-	-	-	38,844	-	-	-	38,844	-	38,844
Change in the ownership interest in subsidiaries		-	-	-	-	-	-	-	-	-	251	-	-	-	251	89	340
Exercise of options		6,385,825	4	-	-	-	-	-	-	-	10,964	-	-	-	10,968	-	10,968
Issuance of restricted ordinary shares to company’s interest shareholders as share based compensation	16	2,411,177	2	-	-	-	-	-	-	-	89,784	-	-	-	89,786	-	89,786
Acquisition of Kunlun		-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,793	2,793
Repurchase of ordinary shares		-	-	-	-	(81,638)	-	-	-	-	-	-	-	-	(81,638)	-	(81,638)
Acquisition of subsidiaries Zhuge	4	30,462	-	-	-	-	-	-	-	-	299	-	-	-	299	-	299
Receive the Subscription receivables for Series C and Series E Redeemable Convertible Preferred Shares	15	-	-	-	-	-	-	-	-	-	-	336,179	-	-	336,179	-	336,179
Net loss		-	-	-	-	-	-	-	-	-	-	-	-	(903,859)	(903,859)	(593)	(904,452)
Share-based compensation	16	-	-	-	-	-	-	-	-	-	172,188	-	-	-	172,188	-	172,188
Accretion and modification of Redeemable Convertible Preferred Shares		-	-	-	-	-	-	-	-	-	(17,201)	-	-	(4,861,451)	(4,878,652)	-	(4,878,652)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	-	-	-	-	-	(308,001)	-	(308,001)	-	(308,001)
Balance as of December 31, 2021		299,727,940	192	25,649,839	17	(81,638)	-	-	-	-	11,066,975	-	(232,268)	(8,446,942)	2,306,336	(1,065)	2,305,271

The accompanying notes are an integral part of these consolidated financial statements

CLOOPEN GROUP HOLDING LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders’ equity
		Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022		299,727,940	192	25,649,839	17	(81,638)	11,066,975	(232,268)	(8,446,942)	2,306,336	(1,065)	2,305,271
Change in the ownership interest in the subsidiaries		-	-	-	-	-	4,877	-	-	4,877	(1,210)	3,667
Exercise option		8,529,150	1	-	-	-	4,012	-	-	4,013	-	4,013
Issuance of restricted ordinary shares to company’s interest shareholders as share based compensation	16	-	-	-	-	-	1,034	-	-	1,034	-	1,034
Repurchase of common shares		797,338	-	-	-	(39,261)	-	-	-	(39,261)	-	(39,261)
Net loss		-	-	-	-	-	-	-	(974,898)	(974,898)	(1,001)	(975,899)
Share-based compensation	16	-	-	-	-	-	107,462	-	-	107,462	-	107,462
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	153,655	-	153,655	-	153,655
Balance as of December 31, 2022		309,054,428	193	25,649,839	17	(120,899)	11,184,360	(78,613)	(9,421,840)	1,563,218	(3,276)	1,559,942
Balance as of December 31, 2022—US$			28		3	(17,529)	1,621,580	(11,398)	(1,366,038)	226,646	(475)	226,171

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Operating activities:

Net loss	(425,237)	(904,452)	(975,899)	(141,490)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for doubtful accounts	34,085	17,115	25,589	3,710
Share-based compensation	134,264	277,617	107,462	15,581
Depreciation of Property and equipment and amortization of Intangible assets	8,616	10,504	13,893	2,014
Amortization of right-of-use asset and interest on lease liabilities	-	-	8,823	1,279
Deferred tax expense (benefit)	(74)	5,122	(8,806)	(1,277)
Share of losses of equity method investments	-	596	1,969	285
Change in fair value of long-term investments	(11,614)	(47,247)	-	-
Gain from disposal of long-term investments	-	-	(5,138)	(745)
Impairment loss of long-term investments	-	6,603	7,400	1,073
Losses (gains) from disposal of property and equipment	(76)	493	62	9
Investment income	(12)	-	(340)	(49)
Impairment loss of intangible assets	-	136	28,011	4,061
Losses from disposal of intangible assets	-	24	-	-
Impairment loss of goodwill	-	149,092	107,407	15,573
Accretion of interest expenses on unsecured loans	1,894	-	-	-
Losses (gains) from disposal of subsidiaries, net	7,275	(2,899)	2,739	397
Change in fair value of warrant liabilities	61,454	29,011	-	-
Provision for U.S Class Action	-	-	83,575	12,117
Unrealized foreign exchange (gains) losses	(6,115)	6,696	9,666	1,401
Changes in operating assets and liabilities, net of effect of disposal of subsidiaries:
Accounts receivable - third parties, net	(52,869)	34,342	1,234	179
Accounts receivable - related parties, net	(2,989)	13,420	216	31
Contract assets	(8,498)	(6,647)	(31,422)	(4,556)
Amounts due from related parties	-	3,942	(105)	(15)
Prepayments and other current assets	(23,484)	(15,497)	27,591	4,000
Operating lease right-of-use assets	-	-	(25,165)	(3,649)
Other non-current assets	(1,089)	1,667	(1,452)	(211)
Accounts payable	(4,744)	28,206	(24,589)	(3,565)
Contract liabilities	55,628	94,962	61,863	8,969
Amounts due to related parties	522	(3,472)	(14)	(2)
Operating lease liabilities	-	-	16,610	2,408
Other non-current liabilities	-	3,334	(2,424)	(351)
Accrued expenses and other current liabilities	16,542	59,253	3,974	578
Net cash used in operating activities	(216,521)	(238,079)	(567,270)	(82,245)
Investing activities:
Cash paid for business combination	-	(203,164)	(116,396)	(16,876)
Cash paid for purchase of property and equipment	(3,402)	(7,390)	(5,825)	(845)
Cash paid for purchase of intangible assets	(2,667)	(1,273)	(980)	(142)
Cash paid for purchase of equity method investments	-	(21,900)	-	-
Cash paid for purchase of other equity investments	(457)	(20,000)	-	-
Cash received from sale of short-term investments	2,512	-	64,833	9,400
Cash paid for purchase of short-term investments	-	(127,514)	(349,350)	(50,651)
Cash received from disposal of property and equipment	62	30	-	-
Cash received from consolidation of subsidiaries	-	10,890	-	-
Cash received from disposal of a subsidiary	-	2,500	-	-
Cash Received from disposal of long-term investments	-	1,500	64,987	9,422
Cash from disposal of subsidiaries	(1,471)	(1,024)	-	-
Payment of interest free loans provided to related parties	(3,950)	-	-	-
Collection of interest free loans provided to related parties	4,160	2,300	-	-
Cash paid for term deposits	(160,349)	(3,375,933)	(4,345,910)	(630,098)
Cash received from maturity of term deposits	69,762	1,926,418	5,040,269	730,770
Net cash provided by/(used in) investing activities	(95,800)	(1,814,560)	351,628	50,980
Financing activities:
Proceeds from IPO	-	2,195,827	-	-
Proceeds from issuance of Series F Redeemable Convertible Preferred Shares	598,662	-	-	-
Receive the Subscription receivables for Series C and E Redeemable Convertible Preferred Shares	-	336,179	-	-
Exercises of warrant F	-	219,667	-	-
Payment of issuance costs	(6,282)	(5,549)	-	-
Exercises share options	-	26,892	-	-
Repayment of long-term borrowings	(106,092)	-	(8,004)	(1,161)
Payables to a VIE shareholder	-	(230,087)	-	-
Cash paid to acquire subsidiaries’ equity interests held by non-controlling shareholders, net	(16,095)	-	-	-
Payment of initial public offering (“IPO”) costs	(5,714)	(8,146)	-	-
Repurchase of treasury stock	-	(68,894)	(39,261)	(5,692)
Proceeds from short-term bank borrowings	20,000	-	-	-
Repayment for short-term bank borrowings	(26,838)	(21,140)	(5,500)	(797)
Net cash provided by/(used in) financing activities	457,641	2,444,749	(52,765)	(7,650)
Effect of foreign currency exchange rate changes on cash	(10,719)	(36,235)	138,795	20,123
Net increase/(decrease) in cash and restricted cash	134,601	355,875	(129,612)	(18,792)
Cash and restricted cash at the beginning of the year	166,401	301,002	656,877	95,238
Cash and restricted cash at the end of the year	301,002	656,877	527,265	76,446
Supplemental information
Interest paid	1,608	291	479	69
Income tax paid	116	299	368	53
Income tax refund	(33)	-	-	-
Non-cash investing and financing activities:
Transfer of equity interest of subsidiaries at nil consideration	5,793	-	-	-
Issuance of ordinary shares as the consideration for purchase of non-controlling interests	27,025	20,621	-	-
Accrual for IPO costs	275	-	-	-
Accrual for Series F financing issuance costs	5,549	-	-	-
Exercise of Series E Warrant	16,550	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2021 and 2022, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements:

	December 31,
	2021	2022
	RMB	RMB
Cash	192,105	82,750
Restricted cash	698	525
Accounts receivable - third parties, net	470,204	125,644
Accounts receivable - related parties, net*	2,995	30,113
Contract assets	21,118	50,838
Amounts due from related parties	688	211,453
Prepayments and other current assets	88,311	61,184
Total current assets	776,119	562,507
Long-term investments	127,748	58,530
Property and equipment, net	13,883	13,613
Operating lease right-of-use assets	-	14,039
Intangible assets, net	46,019	15,533
Goodwill	121,805	54,427
Other non-current assets	3,076	3,958
Total assets	1,088,650	722,607
Short-term borrowings	5,500	-
Accounts payable	200,856	113,687
Contract liabilities	66,646	359,154
Amounts due to related parties**	1,518,382	1,977,866
Payable for business acquisition	93,511	8,915
Operating lease liabilities-current	-	8,871
Accrued expenses and other current liabilities	92,118	89,565
Total current liabilities	1,977,013	2,558,058
Long-term borrowings	6,000	-
Operating lease liabilities-non current	-	4,977
Deferred income tax liabilities	8,883	1,285
Total liabilities	1,991,896	2,564,320

*	Accounts receivable-related parties, net includes accounts receivable, net due from the Company and its subsidiaries, which are eliminated upon consolidation, and accounts receivable, net due from one of the Company’s shareholders and other related parties of RMB304 and RMB99 as of December 31, 2021, and 2022.

**	Amounts due to related parties include amounts due to the Company and its subsidiaries, which are eliminated upon consolidation, and amounts due to one of the Company’s shareholders and other related parties of RMB794 and RMB780 as of December 31, 2021 and 2022.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues	699,218	639,139	636,320
Net loss	(227,670)	(699,152)	(544,042)
Net cash used in operating activities	(20,582)	(174,049)	(574,227)
Net cash provided by/ (used in) investing activities	(32,260)	(275,719)	26,940
Net cash provided by/ (used in) financing activities	(6,838)	579,690	437,759
Net increase / (decrease) in cash and restricted cash	(59,680)	129,922	(109,528)
Cash and restricted cash at the beginning of the year	122,561	62,881	192,803
Cash and restricted cash at the end of the year	62,881	192,803	83,275

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for restricted cash of RMB698 and RMB525 as of December 31, 2021 and 2022, respectively. The creditors of VIEs do not have recourse to the general credit of WFOE.

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

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2022:

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

(c) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Group’s financial statements include, but not limited to, revenue recognition, fair value of assets and liabilities acquired in business combination, the allowance for doubtful accounts receivable and contract assets, depreciable lives and recoverability of property and equipment and intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill, the realization of deferred income tax assets, the fair value of share based compensation awards, redeemable convertible preferred shares, short-term investments, equity method investments, other equity investments, warrant liabilities, incremental borrowing rates for operating lease liabilities, the fair value of the ordinary shares to determine the existence of beneficial conversion feature of the redeemable convertible preferred shares, and management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.

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

(d) Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of Federal Reserve Board on December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

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

(g) Cash

Cash consists of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31,
	2021	2022
	RMB	RMB
Cash on hand	28	23
Cash balances include deposits in: Financial institutions in the mainland of the PRC
—Denominated in Renminbi (“RMB”)	224,984	209,053
—Denominated in US$	121,721	142,257
—Denominated in Hong Kong S.A.R. Dollar (“HKD”)	16	-
Total cash balances held at mainland PRC financial institutions	346,721	351,310
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”)
—Denominated in HKD	5,942	-
—Denominated in US$	192,427	105,357
—Denominated in RMB	64,726	-
Total cash balances held at HKSAR financial institutions	263,095	105,357
Financial institutions in Japan
—Denominated in Japanese Yen	8,890	53,464
Total cash balances held at Japan financial institutions	8,890	53,464
Financial institutions in Malaysia
—Denominated in Malaysian Ringgit	105	328
—Denominated in US$	3,912	3,099
Total cash balances held at Malaysia financial institutions	4,017	3,427
Financial institutions in Singapore
—Denominated in SGD	322	7,513
— Denominated in United Stated Dollars (“USD”)	-	301
Total cash balances held at Singapore financial institutions	322	7,814
Financial institutions in the United States
—Denominated in USD	31,893	5,047
Total cash balances held at the United States financial institutions	31,893	5,047
Financial institutions in the Philippines
—Denominated in PHP	1,213	-
Total cash balances held at the Philippines financial institutions	1,213	-
Financial institutions in Korean
— Denominated in Korean Won (“KRW”)	-	298
Total cash balances held at Korean financial institutions	-	298
Total cash balances held at financial institutions	656,151	526,717
Total cash balances	656,179	526,740

The bank deposits, including term deposits, with financial institutions in the mainland of the PRC and Japan are insured by the government authorities up to RMB500 and JPY10,000, respectively. The bank deposits including term deposits are insured by the government authorities with amounts up to RMB24,678 and RMB20,337 as of December 31, 2021, and 2022, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and Japan with acceptable credit rating.

(h) Restricted cash

Cash balances that have restrictions as to withdrawal or usage are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheets.

(i) Term deposits

Term deposits represent deposits at banks with original maturities more than three months but less than one year. The Group’s term deposits were denominated in US$ and were deposited at financial institutions in the mainland of the PRC with the interest rate of 0.44%, and 4.20% per annum as of December 31, 2021 and 2022, respectively.

Term deposits maintained at financial institutions consist of the following:

	2021	2022
	RMB	RMB
US$ denominated bank deposits with financial institutions in the PRC	1,609,864	915,845

To limit exposure to credit risk relating to bank deposits, the Company primarily places term deposits only with large financial institutions in the PRC with acceptable credit rating.

(j) Short-term Investments

The Group’s short-term investments represent the Group’s investments in financial products managed by financial institutions in the PRC and Cayman which are redeemable at the option of the Group on any working day. Short-term investments are classified as available for sale debt securities and reported at fair value, with unrealized holding gains or losses, net of any related income tax effect, excluded from earnings and recorded as accumulated other comprehensive loss until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as investment income when earned.

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

(n) Intangible Assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives. The Group performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets.

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

(p) Impairment of Long-lived Assets

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

Financial assets and liabilities of the Group primarily consist of cash, restricted cash, term deposits, short-term investments, accounts receivable - third parties, net, accounts receivable - related parties, net, other receivables included in prepayments and other current assets, long-term investment, amounts due from related parties, short-term borrowings, long-term borrowings, accounts payable, contract liabilities, other payables included in accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on prices per units quoted by issuers and are categorized in Level 2 of the fair value hierarchy.

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

The Group generate substantially all of the Group’s revenues from the following services and products:

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

We recognize the incremental costs of obtaining contracts as selling, general and administrative expenses when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less. Assets recognized for costs to obtain a contract were not material as of December 31, 2022. Costs to fulfill a contract are recorded as assets if they relate directly to a contract or a specific anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in the future and the costs are expected to be recovered. Costs to fulfill a contract recognized as assets primarily consist of labor and materials costs and generally relate to engineering and set-up costs incurred prior to the satisfaction of performance obligations. Assets recognized for costs to fulfill a contract are included in the “Prepaid expenses and other current assets” line of the consolidated balance sheets and were not material as of December 31, 2022. Such assets are recognized as expenses as we transfer the related goods or services to the customer. All other costs to fulfill a contract are expensed as incurred.

As of December 31, 2022, there were no material amounts of remaining performance obligations that are required to be disclosed. As permitted by ASC 606, we have elected not to disclose information about remaining performance obligations where i) the performance obligation is part of a contract that has an original expected duration of one year or less or ii) when we recognize revenue from the satisfaction of the performance obligation in accordance with the right-to-invoice practical expedient.

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

The Company also provides services as an agent in provision of CPaaS platforms to customers. The Company identified one performance obligation and recognized the revenues, on a monthly basis, at the amount equal to the difference between the amount charged to the customers and the amount charged by telecommunication operators. The gross amount of revenue from services as an agent was RMB212 million, RMB166 million and RMB89 million for the years ended December 31, 2020, 2021 and 2022, respectively. The net amount of revenue from services as an agent was RMB50 million, RMB41 million and RMB14 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Company also offers customized Cloud-based CC solutions to customers with tailored functionalities and interfacing capabilities suitable to their complicated IT environment. The Company has identified that the nature of our overall promise to customers as the provision of an appropriately customized and interfaced software solution comprising the customized CC license and other highly interdependent and interrelated services, and has accounted for the promise as one combined performance obligation. The Company applies an iterative process to design, test and implement the software in customers’ IT environment and recognizes revenue for this performance obligation over a period of time during which the control of the customized Cloud-based CC solution is progressively transferred to the customers. The Company uses an input method to estimate progress, based on the proportion of the labour hours incurred relative to the estimated total labour hours. The Company also offers standard or non-complex cloud-based CC solutions to customers, and has identified one performance obligation in the agreement and recognized revenue upon delivery of standard software. The Company’s Cloud-based CC contracts generally include a standard assurance-type warranty.

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

(v) Research and Development Expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching in the field of cloud communication, and outsourced design expenses as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Research and development expenses are expensed as incurred in accordance with ASC 730 amounted to RMB174,192 RMB297,360 and RMB326,513 for the years ended December 31, 2020, 2021 and 2022, respectively.

(w) Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising expenses, promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2020, 2021 and 2022, the advertising expenses were RMB46,942, RMB57,618 and RMB52,716 respectively.

(x) General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, such as rental and depreciation expenses, professional fees and other general corporate expenses.

(y) Share-based Compensation

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

(z) Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in the PRC participate in a government mandated, multi-employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by the subsidiary of Japan. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB45,181, RMB94,148 and RMB104,722 for the years ended December 31, 2020, 2021 and 2022, respectively.

(aa) Income Taxes

The Company follows the asset and liability method in according for income taxes in according to ASC topic 740”Taxation” (“ASC 740”), Income Taxes, Under this method, current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

The Company adopts ASC740 to account for uncertainty in income taxes. ASC740 clarifies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

(bb) Operating Leases

The Company adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2022 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at lease inception. Leases are classified at the inception date as either as a finance lease or an operating lease. The Company classifies a lease as a finance lease when the lease meets any one of the following criteria at lease commencement:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for a major part of the remaining economic life of the underlying asset.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

For operating leases, the Company recognizes an ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Company.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement.

Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recorded as a single cost on a straight-line basis over the lease term.

The Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The effect of the changes made to the Company’s consolidated balance sheet as of January 1, 2022 for the adoption of ASU 2016-02 is as follows:

	Balance as of	Adjustments due	Balance as of
	December 31,	to the adoption of	January 1,
	2021	ASU 2016-02	2022
	RMB	RMB	RMB
ASSETS
Prepayments and other current assets	136,665	(2,663)	134,002
Operating lease right-of-use assets	-	34,948	34,948
LIABILITIES
Operating lease liabilities-current	-	(20,405)	(20,405)
Operating lease liabilities-non current	-	(11,882)	(11,882)

The impact of adopting ASU 2016-02 on the Company’s consolidated balance sheet as of December 31, 2022 are as follows:

			Adjustments due
			to the adoption of
	As reported	Legacy GAAP	ASU 2016-02
	RMB	RMB	RMB
ASSETS
Prepayments and other current assets	108,129	(109,489)	(1,360)
Operating lease right-of-use assets	16,342	-	16,342
LIABILITIES
Operating lease liabilities-current	(10,162)	-	(10,162)
Operating lease liabilities-non current	(6,448)	-	(6,448)

The adoption of the standard did not have significant impact to the Company’s consolidated statements of comprehensive loss or cash flows for the year ended December 31, 2022.

(cc) Foreign Currency Translation and Foreign Currency Risks

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

(dd) Concentration and Risk

Concentration of customers and suppliers

No customers individually represent greater than 10.0% of total revenues of the Group during the years ended December 31, 2020, 2021 and 2022.

No suppliers individually represent greater than 10.0% of total purchases of the Group during the years ended December 31, 2020 and 2021. One supplier represents 11.1% of total purchases of the Group during the year ended December 31,2022.

One customer represents 17.4% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2021. Two customers represent 21.0% and 17.1% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2022, respectively.

Two suppliers represent 12.7% and 10.5% of total accounts payable of the Group as of December 31, 2021, respectively. Two suppliers represent 11.2% and 11.1% of total accounts payable of the Group as of December 31, 2022, respectively.

One customer represents 11.4% of total contract liabilities of the Group as of December 31,2021, and no customers individually represent greater than 10.0% of of total contract liabilities of the Group as of December 31, 2022.

Two suppliers represent 26.1% and 13.9% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2021, respectively, and one supplier individually represents 21.5% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2022.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, term deposits, short-term investments and accounts receivable. The total amount of these financial instruments was RMB2,553 million and RMB1,989 million as of December 31, 2021 and 2022.

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

(ff) Segment Reporting

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

(hh) Statutory Reserves

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

During the years ended December 31, 2021 and 2022, no profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC. No appropriation to discretionary surplus fund was made for any of the periods presented by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries.

(ii) Impact of newly adopted accounting pronouncement

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). It requires issuers to make annual disclosures about government assistance, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. The amendments in this Update are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 with no material impact on the Company’s consolidated financial statements.

(jj) Recently issued accounting pronouncements not yet adopted

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

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the group’s consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. The amendments do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The new guidance is required to be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. This guidance is effective for the Company for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the group’s consolidated financial statements.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending March 31, 2026. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

3. BUSINESS ACQUISITION

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

The intangible assets consist of trademark, non-compete arrangements, customer relationship and Technology. The fair values of trademark of RMB4,632, non-competition arrangements of RMB85,customer relationship of RMB15,000 and Technology of RMB 4,588 are amortized over 8 years, 2 years, 10 years and 6 years, respectively on a straight-line basis.

Intangible assets and goodwill arising from the above acquisition was subjected to annual impairment assessment, and impairment loss of nil and RMB8,691 from intangible assets, and impairment loss of RMB82,467 and RMB10,107 from goodwill was recorded for the year ended December 31 2021, and 2022, respectively (refer to Note 10, and 11).

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

According to the share purchase agreement, all shareholders will dilute a total of 11.5% equity interest, on a pro rate basis, to setup an ESOP plan upon six months after closing of the acquisition. According to ASC 718, Compensation-Stock Compensation (“ASC 718”), the shares to be retained for ESOP, which plans to issue shares to employees and management members of Kunlunjiexin should be accounted as compensation for post-combination service as the share options or restricted shares are restricted and are subject to a vesting schedule of service period and forfeiture to the extent any restricted shares remain unvested in case of early termination of employment. As of December 21, 2021, the ESOP plan was canceled, and as of the reporting date, the Company has not approved any incentive plan in this ESOP.

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

The intangible assets are Technology. The fair value of Technology is RMB147, which is amortized over 5 years, on a straight-line basis.

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

d) Acquisition of Zhuge Inc.

On December 8, 2021, the Company entered into a share purchase agreement with all of the selling shareholders of Zhuge Inc. to acquire 100% equity interests of Zhuge Inc. in exchange for RMB93.5 million consideration in cash and 30,463 ordinary shares of the Company. Zhuge Inc. mainly provided professional data intelligence solutions, and the Group expected to generate synergy with the Cloud-based CC service line after the closing of acquisition. The Group obtained the control of Zhuge Inc. on December 22, 2021 and paid off the cash consideration of RMB93.5 million as of the report date.

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

Purchase consideration:	RMB
cash	93,511
Fair value of 30,463 ordinary shares	300
93,811

Recognized amounts of identifiable assets acquired and liabilities assumed:	December 31, 2021
Cash	6,551
Accounts receivable	815
Prepaid expenses and other current assets	635
Property and equipment, net	19
Intangible assets
Trademark	2,840
Non-compete arrangements	720
Order backlogs	8,560
Customer relationship	-
Technology	6,400
Short-term loan	(5,500)
Accounts payable	(1,220)
Contract liabilities	(4,129)
Accrued expenses and other current liabilities	(12,780)
Deferred income tax liability	(4,630)
Long-term borrowings	(9,144)
Total identifiable assets acquired and liabilities assumed	(10,863)
Goodwill	104,674

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

Intangible assets and goodwill arising from the above acquisition was subjected to the annual impairment assessment, and impairment loss of RMB15,002 and RMB57,271 from intangible assets and goodwill was recorded for the year ended December 2022, respectively (refer to Note 10, and 11).

The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

e) Acquisition of Molun SCRM

On January 26, 2022, the Company entered into a definitive agreement to acquire all the equity interests of Molun SCRM business with the cash consideration of RMB31.8 million, which was the private domain social customer relationship management (“SCRM”) software provider targeting car OEMs and dealers. The Group expected to generate synergy with the Cloud-based CC service line after the closing of acquisition. The Group obtained the control of Molun SCRM business in March, 2022 and paid off the cash consideration of RMB31.8 million as of December 31, 2022.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC Topic 805. The acquisition was recorded as a business combination. The Group determined the fair values of assets acquired and liabilities assumed for this acquisition with assistance of an independent appraiser. The goodwill resulting from the acquisition is primarily attributable to the assembled workforce and established network of customers around China. The acquired goodwill is not deductible for tax purposes. A summary of identifiable assets acquired and liabilities assumed in connection with the acquisition is as follows:

Purchase consideration:	RMB
cash	31,800

Recognized amounts of identifiable assets acquired and liabilities assumed:	March,2022
Prepaid expenses and other current assets	150
Intangible assets
Order backlogs	100
Trademark	1,000
Technology	3,730
Contract liabilities	(12,002)
Deferred income tax liability	(1,207)
Total identifiable assets acquired and liabilities assumed	(8,229)
Goodwill	40,029

The intangible assets consist of non-compete arrangements, customer relationship and Technology. The fair values of order backlogs of RMB100, trademark of RMB1,000 and Technology of RMB3,730 are amortized over 1 year, 10 years and 9 years, respectively on a straight-line basis.

Intangible assets and goodwill arising from the above acquisition was subjected to the annual impairment assessment, and impairment loss of RMB4,318 and RMB40,029 from intangible assets and goodwill was recorded for the year ended December 31, 2022, respectively (refer to Note 10, and 11).

The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

4. CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	December 31,
	2021	2022
	RMB	RMB
Cash	656,179	526,740
Restricted cash	698	525
Total cash and restricted cash shown in the consolidated statements of cash flows	656,877	527,265

The balances of restricted cash were mainly related to bank deposits for performance guarantee, which were restricted for use as of December 31, 2021 and 2022, and will be released from restriction within the next 12 months.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2021	2022
	RMB	RMB
Accounts receivable - third parties	216,069	214,819
Allowance for doubtful accounts - third parties	(57,344)	(81,242)
Accounts receivable - third parties, net	158,725	133,577

Accounts receivable – related parties	320	104
Allowance for doubtful accounts – related parties	(16)	(5)
Accounts receivable – related parties	304	99

The movement of the allowance for doubtful accounts including both account receivables due from third parties and a related party is as follows:

	Year ended December 31,
Allowance for doubtful accounts - third parties	2021	2022
	RMB	RMB
Balance at the beginning of the year	43,104	57,344
Additions charged to bad debt expense	14,526	23,898
Write-off	(286)	-
Balance at the end of the year	57,344	81,242

	Year ended December 31,
Allowance for doubtful accounts –related parties	2021	2022
	RMB	RMB
Balance at the beginning of the year	1,298	16
Additions charged to bad debt expense	(1,282)	(11)
Balance at the end of the year	16	5

The aging analysis table of allowance for doubtful accounts is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Within 1 year	(8,354)	(7,031)
Thereafter	(48,990)	(74,211)
Allowance for doubtful accounts - third parties	(57,344)	(81,242)

Within 1 year	(16)	(5)
Allowance for doubtful accounts - related parties	(16)	(5)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2021 and 2022 consisted of the following:

	December 31,
	2021	2022
	RMB	RMB
Advance to suppliers	82,482	60,721
Deposits	15,798	11,417
Staff advances	938	902
Deductible input VAT	20,391	25,975
Receivables from third party payment platforms	10,364	1,387
Others	6,692	7,727
Prepayments and Other Current Assets	136,665	108,129

7. LONG-TERM INVESTMENTS

	For the year ended December 31,
	2021	2022
	RMB	RMB
Equity method investments
Sichuan Xingneng Ronglian Technology Co., Ltd.	2,842	-
Shanghai Keshen Information Technology Co., Ltd.	16,115	14,146
Total equity method investments	18,957	14,146

Other equity investments
Beijing Chenfeng Network Technology Co., Ltd.	51,207	-
Shanghai Yuhuan Information System Co.Ltd.	18,784	18,784
Beijing Hujingtiaoyue Technology Co., Ltd.	13,000	11,000
Hangzhou Paileyun Technology Co., Ltd.	5,800	-
Xinyu Hongling Investment Management Center (limited Partnership)	20,000	14,600
Total other equity investments	108,791	44,384
Total long-term investments	127,748	58,530

(a) Equity method investments

Investments in Sichuan Xingneng

In July 2021, Ronglian Yitong entered into an agreement with Beijing Siji Xingneng Digital Technology Co., Ltd. to establish a joint venture Sichuan Xingneng Ronglian Technology Co., Ltd. (“Sichuan Xingneng”), of which Ronglian Yitong contributed RMB4,900, accounting for 49% of the equity interest. Ronglian Yitong has 49% voting rights at the shareholders’ meeting, which shall be approved by the shareholders representing more than half of the voting rights. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through voting rights. Ronglian Yitong recognized its share of loss RMB117 for the year ended December 31, 2021. The Company performed an impairment analysis and recognized an other than temporary loss for the investments of RMB1,941 for the year ended December 31, 2021. In June 2022, Sichuan Xingneng was liquidated and the Company received RMB2,842 in cash.

Investments in Shanghai Keshen

In November 2021, Ronglian Yitong aquired 20% equity interest of Shanghai Keshen Information Technology Co., Ltd. (“Shanghai Keshen”), which is principally engaged in technology development, technology transfer, technical consultation and technical services, at a cash consideration of RMB15 million. Ronglian Yitong has the right to appoint one out of three director for the year ended December 31, 2021. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through its board representation. Ronglian Yitong recognized its share of loss RMB479 and RMB1,969 for the year ended December 31, 2021 and 2022. The Company performed an impairment analysis in 2021 and 2022, and recognized RMB406 and nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

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

In 2020, Beijing Chenfeng entered into a series of new financing agreements with new investors, which diluted Ronglian Yitong’s equity interest in Beijing Chenfeng from 9% to 4.49%. In 2021, Beijing Chenfeng entered into a series of new financing agreements with other new investors, which diluted Ronglian Yitong’s equity interest in Beijing Chenfeng to 3.1%. The new financing from third parties provided an observable price for Ronglian Yitong’s investment in Beijing Chenfeng and Ronglian Yitong evaluated the investment’s carrying amount based on the observable price and recognized a gain of RMB9,460 and RMB39,247 from the change in fair value for the year ended December 31, 2020 and 2021. In December 29, 2021 and January 17, 2022, the Company entered into definitive agreements to sell its equity interest of Beijing Chenfeng with cash consideration of US$7,627 (equivalent to RMB51,207). The equity interest of Beijing Chenfeng was transferred to the buyer in March 2022, and the Company received the cash consideration as of December 31, 2022.

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

In August 2020, Hangzhou Paileyun entered into new financing agreements with new investors. After Hangzhou Paileyun’s new financing, Ronglian Yitong’s equity interest remained at 3% as Ronglian Huitong made an additional investment of RMB457 in Hangzhou Paileyun pursuant to a capital increase agreement. In December 2020, Hangzhou Paileyun entered into another financing agreement with certain other new investors, which diluted Ronglian Yitong’s equity interest in Hanzhou Paileyun from 3% to 2.88%. The new financing from third parties provided an observable price for Ronglian Yitong’s investment in Hangzhou Paileyun and Ronglian Yitong evaluated the investment’s carrying amount based on the observable price and recognized a gain of RMB2,154 from the change in fair value during the year ended December 31, 2020. In February 2022, the Company entered into a definitive agreement to sell its equity interest of Hangzhou Paileyun with cash consideration of RMB10,938. The difference between the cash consideration and carrying amount was recognized as a gain of RMB5,138 during the year ended December 31, 2022. The Company received the cash consideration as of December 31, 2022.

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

In June 2018, Hujingtiaoyue entered into new financing agreements with new investors. After Hujingtiaoyue’s new financing, Ronglian Yitong’s equity interest in Hujingtiaoyue decreased to 5.45% and Ronglian Yitong, together with another shareholder, remains the right to appoint one director. The new financing provided an observable price for Ronglian Yitong’s investment in Hujingtiaoyue and Ronglian Yitong evaluated the investment’s carrying amount based on the observable price and recognized a gain of RMB100 from the change in fair value.

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

In October 2021 and December 2021, Beijing Tanma entered into new financing agreements with new investors. After Beijing Tanma’s new financing, Ronglian Yitong’s equity interest in Beijing Tanma further decreased to 2.45%. Since May 2021, Ronglian Yitong had no right to appoint any director due to reduction of equity interest. The new financing provided an observable price for Ronglian Yitong’s investments in Hujingtiaoyue and Ronglian Yitong evaluated the investment’s carrying amount based on the observable price, and recognized a gain of RMB8,000 from the change in fair value.

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

In December 2022, The Company performed an impairment analysis, and recognized RMB2,000 impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

Investments in Xinyu Hongling

In August 2021, Ronglian Yitong and other third party entities set up a limited partnership, Xinyu Hongling Investment Management Center (limited partnership) (“Xinyu Hongling”), which is mainly engaged in investment management and asset management, with a subscribed capital of RMB150 million. Xinyu Hongling’s fund is used to invest in Xicheng Zhiyuan Digital Power Selection (Beijing) Investment Center (Limited Partnership) (“Xicheng Zhiyuan”), with a target subscription amount of RMB751 million. The subscribed capital contribution of Ronglian Yitong is RMB20,000, accounting for 13.33% and 2.66% of the registered capital of Xinyu Hongling and Xicheng Zhiyuan. As at December 31, 2021, Ronglian Yitong made the capital contribution of RMB20,000 to Xinyu Hongling, and Xinyu Hongling made the capital contribution of RMB75,000 to the Xicheng Zhiyuan, which received its capital funds of RMB340.5 million. According to the investment agreement, Ronglian Yitong does not have the right to appoint any directors. The Group accounts for its investment in Xinyu Hongling as other equity investments since its investment is not in-substance common stock due to the liquidation preference feature, and does not have readily determinable fair value. The Group elected to measure other equity investments without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

In December 2022, the Company performed an impairment analysis, and recognized RMB5,400 impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

Investments in Shanghai Yuhuan

The Company performed an impairment analysis for Shanghai Yuhuan Information System Co., Ltd. (“ShanghaiYuhuan”) in 2021 and 2022, and recognized RMB4,256 and nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value. To estimate the fair value of investment in Shanghai Yuhuan, the Company used discounted cash flow model (“DCF Model”), which is based on the fair value of the entire invested capital of Shanghai Yuhuan using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2021 and 2022 consisted of the following:

	December 31,
	2021	2022
	RMB	RMB
Computer and office equipment	18,998	23,301
Furniture and fixtures	2,857	3,323
Motor vehicles	938	938
Leasehold improvement	2,141	2,618
Buildings	4,702	4,702
Property and Equipment	29,636	34,882
Less: Accumulated depreciation	15,542	20,493
Property and Equipment, net	14,094	14,389

Depreciation expenses were RMB4,721, RMB5,507 and RMB5,304 for the years ended December 31, 2020, 2021 and 2022, respectively.

Depreciation expenses on property and equipment were allocated to the following expense items:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	1,377	1,404	22
Research and development expenses	538	1,395	1,403
Selling and marketing expenses	1,449	1,703	2,158
General and administrative expenses	1,357	1,005	1,721
Total depreciation expenses	4,721	5,507	5,304

9. Lease

The Group has entered into various non-cancellable operating lease agreements for certain offices. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	For the year ended December 31,
Operating leases:	2021	2022
Assets：	RMB(000)	RMB(000)
Right-of-use assets - operating lease	-	16,342
Liabilities：
Current portion of operating lease liabilities	-	10,162
Non-current operating lease liabilities	-	6,448
Total operating lease liabilities	-	16,610

The components of lease expenses were as follows:

	For the year ended December 31, 2022
Lease Cost	RMB(000)	US$(000)
Amortization of right-of-use assets	24,158	3,503
Interest of operating lease liabilities	1,414	205
Expenses for short-term leases within 12 months and other non-lease component	2,315	336
Total lease cost	27,887	4,044

As of December 31, 2022, the weighted average remaining lease term was 1.74 years and weighted average discount rate was 5.28% for the Company’s operating leases.

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the year ended December 31, 2022
	RMB(000)	US$(000)
Cash payments for operating leases	27,575	3,998
ROU assets obtained in exchange for operating lease liabilities	7,455	1,081

As of Dec 31, 2022, the maturities of our operating are as follows:

	Operating Lease
Year ending December 31.	RMB(000)	US$(000)
2023	13,260	1,923
2024	6,031	874
2025	941	136
Total future lease payments	20,232	2,933
Less: Imputed interest	2,895	420
Total lease liability balance	17,337	2,513

As previously reported in our Annual Report on Form 20-F for the year ended December 31, 2021 and under legacy lease accounting (ASC 840), future minimum lease payments under non-cancellable leases as of December 31, 2021 are as follows:

Year ended December 31,	RMB
2022	26,263
2023	9,615
2024	2,806

For the year ended December 31, 2020 and 2021, the Company recognized lease expense of RMB20,976 and RMB23,738, respectively, under ASC 840.

10. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, as of December 31, 2021 and 2022.

	December 31, 2021
	Gross			Net	Weighted average
	carrying	Accumulated	Accumulated	carrying	amortization
	amount	amortization	impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Software copyrights	15,461	(8,159)	-	7,302	6.8
Telecommunication business operation licenses	3,262	(2,827)	-	435	4.1
Technology	11,135	(585)	(136)	10,414	6.0
Non-compete arrangements	805	(32)	-	773	3.8
Customer relationship	15,000	(1,125)	-	13,875	10.0
Trademark	7,472	(434)	-	7,038	8.8
Order backlogs	8,560	-	-	8,560	4.0
Total	61,695	(13,162)	(136)	48,397

	December 31, 2022
	Gross			Net	Weighted average
	carrying	Accumulated	Accumulated	carrying	amortization
	amount	amortization	impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Software copyrights	16,109	(9,833)	-	6,276	7.0
Telecommunication business operation licenses	2,882	(2,787)	-	95	4.0
Technology	14,865	(2,608)	(10,474)	1,783	7.2
Non-compete arrangements	805	(254)	(545)	6	3.8
Customer relationship	15,000	(2,625)	(5,586)	6,789	10.0
Trademark	8,472	(1,381)	(5,106)	1,985	8.9
Order backlogs	8,660	(2,223)	(6,437)	-	4.0
Total	66,793	(21,711)	(28,148)	16,934

Amortization expenses for intangible assets were RMB3,895, RMB4,997 and RMB8,589 for the years ended December 31, 2020, 2021 and 2022, respectively.

The estimated amortization expense for the next five years is as follows:

RMB
2023	3,447
2024	2,977
2025	2,360
2026	2,227
2027	1,900
Then thereafter	4,021

11. GOODWILL

The change in the carrying amount of goodwill by reporting unit is as follows:

	Acquisition of
	Guohebing	Kunlunjiexin	Zhuge Inc.	Molun SAAS	Total
	RMB(000)	RMB(000)	RMB(000)	RMB(000)	RMB(000)
Balance as of December 31, 2020	-	-	-	-	-
Additions	147,001	19,222	104,674	-	270,897
Impairment	(82,467)	(19,222)	(47,403)	-	(149,092)
Balance as of December 31, 2021	64,534	-	57,271	-	121,805
Additions	-	-	-	40,029	40,029
Impairment	(10,107)	-	(57,271)	(40,029)	(107,407)
Balance as of December 31, 2022	54,427	-	-	-	54,427

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of these reporting units exceeded their respective fair values and recorded impairment losses of RMB149.1 million and RMB107.4 million during the years ended December 31, 2021 and 2022, respectively. The fair value of these reporting units was determined using the market value approach.

12. BORROWINGS

	December 31,
	2,021	2,022
	RMB	RMB
Short-term borrowings
– Secured bank loans	5,500	-
Long-term borrowings	8,004	-

Secured bank loans

During the year ended December 31, 2021, the secured bank loans of RMB5,500 was from the business acquisition of Zhuge Inc. The short-term bank borrowings were secured by Kongmiao, the founder of Zhuge Inc. During the year ended December 31, 2022, the secured bank loans were repaid.

As of December 31, 2021, the secured bank loans bear a weighted average interest rate of 5.45% per annum, and mature at various times within one year and contain no renewal terms.

Long-term borrowings

During the year ended December 31, 2021, the long-term borrowings of RMB8,004 was from the business acquisition of Zhuge Inc. During the year ended December 31, 2022, the long-term borrowings were repaid.

As of December 31, 2021, the secured bank loans bear a weighted average interest rate of 8% per annum, and mature at various times within one year and contain renewal terms.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2022
	RMB	RMB
Accrued payroll and social insurance	82,993	95,297
Taxes payable	19,241	21,742
Payable for repurchase of treasury stocks	12,744	-
Deposits of BNY MELLON	30,641	32,726
Deposits	191	303
Staff reimbursements	17,918	7,991
Accrued liabilities for class action	-	83,575
Other payables	3,259	1,090
Accrued expenses and other current liabilities	166,987	242,724

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

Series C Warrant

In February 2016, Ronglian Yitong entered into a two-year credit facility with SPD to borrow up to RMB40 million. On September 23, 2016, in connection with the credit facility arrangement, the Company issued a warrant to China Equities HK Limited (“China Equities”), a related party of SPD, to purchase an aggregate of 661,376 shares of the Company’s Series C Redeemable Convertible Preferred Shares at an exercise price of US$0.945 per share. The warrant is exercisable upon issuance and expires on September 23, 2023. At initial recognition, the Group recorded the warrant liabilities on the consolidated balance sheet at its estimated fair value and subsequently, at each reporting date, recorded changes in estimated fair value included in the change in fair value of warrant liabilities on the consolidated statement of comprehensive loss. The fair value of the warrant to purchase 661,376 Series C Redeemable Convertible Preferred Shares is US$384 (equivalent to RMB2,679) as of December 31, 2019 and US$1,479 (equivalent to RMB9,650) as of December 31, 2020.

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

The fair value of the warrant liability to China Equities HK Limited for purchasing Series C Redeemable Convertible Preferred Shares as of December 31, 2020 and March 22, 2021 are estimated with the following assumptions used:

	December 31, 2020	March 22, 2021
Risk-free rate of return	0.23%	0.38%
Volatility	53%	54%
Expected dividend yield	0%	0%
Fair value of underlying Series C Redeemable Convertible Preferred Shares	3.12	9.91
Expected term	2.7 years	2.5 years

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

The fair value of the warrant to purchase 6,112,570 Series E Redeemable Convertible Preferred Shares is US$291 (equivalent to RMB2,030) as of December 31, 2019. The fair value of additional warrants issued to purchase the additional 123,677 and 190,597 Series E Redeemable Convertible Preferred Shares is US$114 (equivalent to RMB801) at issuance date and total fair value of the warrant to purchase 6,426,844 Series E Redeemable Convertible Preferred Shares at the exercise date of Series E warrants is US$2,472 (equivalent to RMB16,550).

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

The fair value of the warrant to purchase 11,799,685 Series F Redeemable Convertible Preferred Shares is US$3,262 (equivalent to RMB21,622) at the issuance date, US$5,809 (RMB37,903) and 5,809 (RMB37,531) as of December 31, 2020 and January 7, 2021 (the exercise date).

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

15. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 30, 2014, the Company issued 18,642,038 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) at US$0.1475 per share with total consideration of US$2,750 (equivalent to RMB16,902).

On February 6, 2015, the Company issued 19,617,225 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) at US$0.52 per share with total consideration of US$10,200 (equivalent to RMB62,691).

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

On March 19, 2018, the Company issued 12,462,157 Series D Redeemable Convertible Preferred Shares (“Series D Preferred Shares”) at US$2.05 per share with total consideration of US$25,600 (equivalent to RMB160,975).

On August 28, 2019, the Company issued 13,040,152 Series E Redeemable Convertible Preferred Shares (“Series E Preferred Shares”) at US$2.45 per share with total consideration of US$32,000 (equivalent to RMB226,646). The issuance costs were US$1,766 (equivalent to RMB12,427).

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

On November 13, 2020, the Company issued 31,581,509 Series F Redeemable Convertible Preferred Shares (“Series F Preferred Shares”) at US$2.88 per share with total consideration of US$91,000 (equivalent to RMB598,662). The issuance costs were US$1,807 (equivalent to RMB11,830).

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

The Company’s redeemable convertible preferred shares activities consist of the following:

RMB	Series A	Series B	Series C	Series D	Series E	Series F	Total
Balance as of January 1, 2020	174,528	202,954	607,847	208,826	229,974	-	1,424,129
Exercise of Series E warrants	-	-	-	-	122,642	-	122,642
Issuance for cash	-	-	-	-	-	598,662	598,662
Issuance costs	-	-	-	-	-	(11,830)	(11,830)
Deemed dividends	-	-	-	-	14,729	-	14,729
Accretion of Redeemable Convertible Preferred Shares	229,846	226,825	396,106	77,441	93,773	115,117	1,139,108
Foreign currency translation adjustment	(23,710)	(25,385)	(60,725)	(17,694)	(23,869)	(10,477)	(161,860)
Balance as of December 31, 2020	380,664	404,394	943,228	268,573	437,249	691,472	3,125,580
Subscription receivables	-	-	(230,087)	-	(106,092)	-	(336,179)
Carrying amount as of December 31, 2020	380,664	404,394	713,141	268,573	331,157	691,472	2,789,401
Issuance of Series F Preferred Shares	-	-	-	-	-	257,198	257,198
Accretion of Redeemable Convertible Preferred Shares	588,758	615,764	1,379,371	379,571	610,099	1,305,090	4,878,653
Foreign currency translation adjustment	(7,001)	(7,391)	213,120	(4,768)	98,368	(14,146)	278,182
Balance as of Feburary 9, 2021	962,421	1,012,767	2,305,632	643,376	1,039,624	2,239,614	8,203,434
Conversion to Class A Ordinary Shares	(962,421)	(1,012,767)	(2,305,632)	(643,376)	(1,039,624)	(2,239,614)	(8,203,434)
Balance as of December 31, 2021	-	-	-	-	-	-	-

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

A summary of the Company’s restricted ordinary shares held by the Company’s employees for the years ended December 31, 2021 and 2022 is presented below:

	Number of shares	Weighted average grant date fair value
Unvested as of January 1, 2021	5,436,595	1.32
Granted	8,309,677	4.65
Vested	(5,436,595)	1.32
Forfeited	(295,000)	3.19
Unvested as of December 31, 2021	8,014,677	4.71
Granted	3,822,089	0.66
Vested	(1,755,548)	7.45
Forfeited	(5,104,733)	2.21
Unvested as of December 31, 2022	4,976,485	3.20

Total compensation expenses recognized for restricted ordinary shares for the years ended December 31, 2020, 2021 and 2022 were allocated to the following expense items:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Research and development expenses	-	8,618	(5,158)
General and administrative expenses	67,026	112,218	59,133
Selling and marketing expenses	-	4,191	1,275
Total restricted ordinary shares compensation expenses	67,026	125,027	55,250

In addition to the restricted ordinary shares held by the Company’s employees, 1,700,000 ordinary shares were held by a non-employee founder, which were restricted and have been vested immediately upon the completion of the Company’s initial public offering on February 9, 2021. The fair value of 1,700,000 restricted ordinary shares on grant date is US$111.

As of December 31, 2022, total unrecognized compensation expense related to restricted ordinary shares were RMB24,372 until 2025. The restricted ordinary shares are expected to be recognized over a weighted average period of approximately 2.74 years.

Shares Options

In January 2017, the Company’s shareholders and board of directors approved a share option Plan (“2016 Share Plan’’), under which a maximum aggregate number of 21,119,408 ordinary shares may be issued pursuant to all awards to be granted. In September 2018, the Company’s shareholders and board of directors approved that the maximum aggregate number of ordinary shares may be issued under 2016 Share Plan shall be modified to 25,838,502 pre-offering Class A Ordinary Shares. In March 2020 and July 2020, the Company’s shareholders and board of directors approved that the maximum aggregate number of ordinary shares may be issued under 2016 Share Plan shall be modified to 26,419,211 and 29,525,465 pre-offering Class A Ordinary Shares, respectively.

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

Under the 2016 Share Plan, 5,355,499 and nil share options were granted to employees, officers, and board members for the years ended December 31, 2021 and 2022, respectively. A summary of the share options activities for the years ended December 31, 2021 and 2022 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2021	25,198,592	0.25
Granted	5,355,499	0.26
Forfeited	(1,754,969)	0.30
Excercised	(6,729,352)	0.26
Outstanding as of December 31, 2021	22,069,770	0.25
Forfeited	(755,960)	0.34
Excercised	(3,718,773)	0.25		7,160
Outstanding as of December 31, 2022	17,595,037	0.24
Vested and expected to vest as of December 31, 2022	17,595,037	0.24	4.66	30,507
Exercisable as of December 31, 2022	16,708,959	0.21	3.59	30,245

The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Grant dates:	2020	2021
Risk free rate of return	0.61%-1.88%	1.06%-1.57%
Volatility	48.21%-49.36%	48.76%-49.21%
Expected dividend yield	0%	0%
Exercise multiple	2.20	2.20
Fair value of underlying ordinary share	US$1.30- US$3.12	US$1.45- US$16.70
Expiration terms	10 years	10 years

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

The weighted average grant date fair value of the share options granted during the years ended December 31, 2020 and 2021 was US$2.24 and US$6.19, respectively. Compensation expense recognized for share options during the years ended December 31,2020, 2021 and 2022 is allocated to the following expense items:

	RMB	RMB	RMB
	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	761	507	(621)
Research and development expenses	909	9,946	(795)
Selling and marketing expenses	3,467	16,960	(765)
General and administrative expenses	25,132	109,530	54,393
Total share option compensation expenses	30,269	136,943	52,212

As of December 31, 2022, RMB10,284 of total unrecognized compensation expense related to share options that are expected to be recognized until 2025. The share options are expected to be recognized over a weighted average period of approximately 1.7 years.

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

Waiver of subscription receivable due from a shareholder

On June 10, 2016, the Company issued 16,982,978 ordinary shares at fair value to Mr. Changxun Sun, for an aggregate consideration of US$3,674 (the “Subscription Price”).

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

17. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020, 2021 and 2022, respectively:

	December 31, 2020
RMB	Level 1	Level 2	Level 3	Total Fair Value
Liabilities
Warrants Liabilities, current portion (Note 14)	-	-	37,903	37,903
Non-current warrants Liabilities (Note 14)	-	-	9,650	9,650

	December 31, 2021
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	127,514	127,514

	December 31, 2022
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	412,031	412,031

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2020, 2021 and 2022:

				Year ended December 31, 2020
				Gain or Losses
RMB	January 1, 2020	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2020
Assets
Short-term investments	2,501	-	2,501	-	-	-	-

Liabilities
Warrants Liabilities, current portion (Note 14)	-	21,622	-	16,906	-	(415)	37,903
Non-current warrants Liabilities (Note 14)	4,709	-	16,550	23,376	-	(1,885)	9,650

				Year ended December 31, 2021
				Gain or Losses
RMB	January 1, 2021	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2021
Assets
Short-term investments	-	127,727	-	-	-	(213)	127,514

Liabilities
Warrants Liabilities, current portion (Note 14)	37,903	-	37,531	-	-	(372)	-
Non-current warrants Liabilities (Note 14)	9,650	-	38,841	29,011	-	180	-

				Year ended December 31, 2022
				Gain or Losses
RMB	January 1, 2022	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2022
Assets
Short term investments	127,514	357,142	70,306	-	-	(2,320)	412,031

18. INCOME TAX

a) Income tax

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2020, 2021 and 2022.

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

Beijing Ronglian Huitong Technology Co., Ltd. and Shenzhen Zhongtian Wangjing Technology Co., Ltd., subsidiaries of the Company, obtained the HNTE certificates in December 2019. Thus, they are entitled to the preferential tax rate of 15% from 2019 to 2021. In December 2021, Beijing Ronglian Huitong Technology Co., Ltd., renewed its HNTE status which entitled it to the preferential income tax rate of 15% in 2022. In December 2022, Shenzhen Zhongtian Wangjing Technology Co., Ltd., renewed its HNTE status which entitled it to the preferential income tax rate of 15% from 2022 to 2024.

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

The components of loss before income taxes are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
The Cayman Islands*	(173,957)	(453,788)	(345,945)
Hong Kong S.A.R*	(1,223)	19,023	(34,946)
Japan*	10,169	(3,159)	(27,883)
The PRC, excluding Hong Kong S.A.R.	(259,099)	(455,408)	(567,467)
Total	(424,110)	(893,332)	(976,241)

*	Non PRC entities not subject to income tax

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

Income tax expense recognized in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense	1,201	5,998	8,464
Deferred income tax benefit (expense)	(74)	5,122	(8,806)
Total income tax expense	1,127	11,120	(342)

Reconciliation of the differences between the income tax benefit computed based on the PRC statutory income tax rate and the Group’s income tax expense for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Computed expected income tax benefit	(106,028)	(223,333)	(244,060)
Non-deductible expenses / taxable deemed income
Share-based compensation	33,566	66,705	26,865
Non-deductible entertainment	577	940	1,240
Uninvoiced expenditures	217	-	-
Taxable deemed interest income from inter-company interest-free loans	2,155	6,659	2,659
Non-deductible IPO fees	2,210	824	-
Employee commercial Insurance	110	372	291
Effect of withholding tax at 7% on the interest income of a PRC subsidiary	-	1,144	2,121
Selling Commission	581	2,072	1,003
Others	46	63	109
Non-PRC entities not subject to income tax	7,296	47,479	66,530
Effect of income tax rate differences in jurisdictions other than the PRC	-	(2,334)	2,964
Over provision in respect of prior years	104	4,883	203
NOL expired	200	8,635	38,871
Amortization of intangible assets formed by business combinations	(74)	(536)	(8,806)
Others	-	813	1,701
Changes in valuation allowance	60,167	96,734	107,967
Actual income tax expense	1,127	11,120	(342)

b) Deferred income tax assets

	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net operating loss carry forwards	218,478	280,865	349,681
Uninvoiced expenditures	6,204	9,867	9,867
Accounts receivable and contract assets allowance	12,707	16,486	22,172
Other equity investments impairment	10,337	11,412	12,777
Goodwill impairment	1,417	38,690	55,534
Share of losses of equity method investments	174	149	641
Others	9	1	2,050
Less: Valuation allowance	(239,007)	(335,339)	(443,306)
Total deferred income tax assets, net	10,319	22,131	9,416
Intangible assets	(185)	(8,883)	(1,285)
Equity method investment on the gain from the disposal of a subsidiary	-	(2,766)	(2,766)
Change in fair value of other equity investments	(10,319)	(19,365)	(6,650)
Total gross deferred income tax liabilities	(10,504)	(31,014)	(10,701)
Net deferred income tax assets	(185)	(8,883)	(1,285)

As of December 31, 2022, the Group had net operating loss carry forwards of approximately RMB1,598 million attributable to the PRC and Hong Kong S.A.R. subsidiaries, the VIE, and the VIE’s subsidiaries. The loss carried forward by the PRC companies will expire during the period from year 2023 to year 2032. As of December 31, 2022, the Group had tax loss carry forwards for PRC and Hong Kong S.A.R. income tax purpose of RMB 1,598,037, which will expire if unused by the following year-end:

Year ending December 31,	RMB
2023	134,456
2024	49,989
2025	76,725
2026	268,086
2027	288,277
Then thereafter	780,504
Total	1,598,037

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

As of December 31, 2022, the valuation allowance of RMB 443,306 was related to the deferred income tax assets of the PRC and Hong Kong S.A.R. entities which were in loss position. As of December 31, 2022, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance.

Changes in valuation allowance are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	(180,643)	(239,007)	(335,339)
Additions	(60,167)	(96,734)	(107,967)
Decrease upon disposal of a subsidiary	1,803	402	—
Balance at the end of the year	(239,007)	(335,339)	(443,306)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary, the VIE and the VIE’s subsidiaries for the years from 2017 to 2022 are open to examination by the PRC tax authorities.

19. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2021	2022
	RMB	RMB
Numerator:
Net loss	(903,859)	(974,898)
Accretion and modifications of Redeemable Convertible Preferred Shares	(4,878,652)	-
Numerator for basic and diluted net loss per ordinary share calculation	(5,782,511)	(974,898)
Denominator:
Weighted average number of Class A and Class B ordinary shares	294,793,258	321,885,046
Denominator for basic and diluted net loss per ordinary share calculation	294,793,258	321,885,046
Net loss per ordinary share attributable to pre-offering Class A and pre-offering Class B ordinary shareholders
—Basic and diluted	(19.62)	(3.03)

Securities that could potentially dilute basic net loss per ordinary share in the future that were not included in the computation of diluted net loss per ordinary share because to do so would have been antidilutive for the years ended December 31, 2021 and 2022 are as follow:

	Year ended December 31,
	2021	2022
Share options	22,069,770	17,595,037
Restricted ordinary shares	8,014,677	4,976,485

20. REVENUE INFORMATION

Revenues

The Group’s revenues are disaggregated by major products/services lines, timing of revenue recognition and primary geographical markets (based on the location of customers) as follow:

Major products/services lines	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
CPaaS
- Text messaging	244,445	235,842	119,416
- Voice calls	81,574	56,892	25,953
- Others (Note2)	59,418	56,136	46,796
Cloud-based CC	227,550	276,126	310,765
Cloud-based UC&C	107,378	125,358	89,350
Other services	3,088	2,334	1,354
Revenues	723,453	752,688	593,634

Note 1: The gross amount of revenue from services as an agent was RMB212 million, RMB166 million and RMB89 million for the years ended December 31, 2020, 2021 and 2022. The net amount of revenue from services as an agent was RMB50 million, RMB41 million and RMB14 million for the years ended December 31, 2020, 2021 and 2022 respectively.

Note 2: Others mainly include CPaaS revenue from the customers’ use of the Group’s Internet of Things (IoT) and jointly-operated CPaaS platforms.

Timing of revenue recognition	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Point in time	490,449	476,019	381,163
Over time	233,004	276,669	212,471
Revenues	723,453	752,688	593,634

Primary geographical markets (based on the location of customers)	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
The PRC	700,535	711,932	556,663
Japan	22,918	40,756	36,971
Revenues	723,453	752,688	593,634

Revenue based on a gross basis/ net basis	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
On a gross basis	667,732	689,667	579,629
On a net basis	55,722	63,021	14,005
Revenues	723,453	752,688	593,634

Contract Assets and Contract Liabilities

The Group’s contract assets and contract liabilities as of December 31, 2020, 2021 and 2022 are as follows:

	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Contract assets	18,342	21,118	50,838
Contract liabilities	177,376	285,936	359,801

The contract assets primarily relate to the Group’s rights to consideration for work performed but not invoiced at the reporting date on Cloud-based UC&C projects and Cloud-based CC projects. The contract assets are transferred to receivables when the rights to consideration become unconditional.

The contract liabilities primarily related to the advanced consideration received from customers in relation to the subsequent provision of Cloud-based CC services and CPaaS solutions. The contract liabilities will be recognized as revenue when the Group fulfils its performance obligations to transfer the promised products or services to customers, which is expected to occur within one year.

Changes in the contract assets balances for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Gross amount at the beginning of the year	16,577	25,075	31,722
Increases due to revenue recognized during the year	46,662	51,712	50,825
Transfers to accounts receivable during the year	(38,164)	(45,065)	(19,403)
Gross amount at the end of the year	25,075	31,722	63,144
Allowance for contract assets	(6,733)	(10,604)	(12,306)
Contract assets, net	18,342	21,118	50,838

The movement of the allowance for contract assets is as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	995	6,733	10,604
Additions charged to bad debt expense	5,738	3,871	1,702
Balance at the end of the year	6,733	10,604	12,306

Changes in the contract liabilities balances for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	121,748	177,376	285,936
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	(81,807)	(74,907)	(96,082)
Increase due to cash received, excluding amount recognized as revenue during the year	137,435	183,467	169,947
Balance at the end of the year	177,376	285,936	359,801

The amounts of revenue recognized for the years ended December 31, 2020, 2021 and 2022 that were included in the contract liabilities balances at the beginning of the year are RMB81,807, RMB74,907 and RMB96,082, respectively.

The Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

21. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information, the Group has recorded accrued liabilities for class action of US$12,000 (equivalent to RMB83,575) in this regard as of December 31, 2022. Subsequent legal proceedings see “Note 23 Subsequent events – U.S Class Action”.

Purchase Commitment

The Group’s purchase commitments primarily relate to purchase of software and equipment. Total purchase commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 were as follows:

Year ended December 31,	RMB
2023	14,945
2024 and thereafter	1,736

22. RELATED PARTY TRANSACTIONS

(i) Related Parties

Name of Related Parties	Relationship with the Company
Beijing Puhui Sizhong Technology Limited Company	A company controlled by Mr. Changxun Sun
Changxun Sun, Zhiqiang Xu, Muchao Deng	Three management employees
Beijing Jingu Shitong Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 55.38% equity interest and has significant influence
Hi Sun Technology (China) Limited	A company that controls Main Access Limited, an entity that is a shareholder of the Company
Shanghai Keshen Information Technology Co., Ltd.	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence since December 2021
Beijing Lianxinzhihui Technology Co., Ltd.	One of the Company’s investment affiliates and the Company owns 15.93% equity interest and has significant influence
Shenzhen City Yunjitong Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 18.52% equity interest and has significant influence
Shenyang Yunrongxin Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence

(ii) The Company had the following related party transactions for the years ended December 31, 2020, 2021 and 2022:

		Year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB
Interest free loans provided to related parties:
-Three management employees	(a)	2,550	-	-
-Beijing Jingu Shitong Technology Co., Ltd	(a)	1,400	-	-

Interest free loans collected from related parties:
-Three management employees	(a)	4,160	900	-
Beijing Jingu Shitong Technology Co., Ltd	(a)	-	1,400	-

Cloud-based UC&C services provided to a related party:
-Hi Sun Technology (China) Limited	(b)	30,352	5,158	-
-Shanghai Keshen Information Technology Co., Ltd.	(b)	-	-	34

CPaaS services provided to related parties:
-Beijing Lianxinzhihui Technology Co., Ltd.	(c)	2,360	200	-
-Shenyang Yunrongxin Technology Co., Ltd	(c)	145	532	1,341
-Shenzhen City Yunjitong Technology Co., Ltd	(c)	3	5	2
-Beijing Jingu Shitong Technology Co., Ltd	(c)	208	99	-

Sub-lease income from an equity investee:
-Beijing Jingu Shitong Technology Co., Ltd	(d)	317	-	-

Project development services purchased from related parties:
-Hi Sun Technology (China) Limited	(e)	368	-	-
-Shenyang Yunrongxin Technology Co., Ltd	(e)	1,046	-	-

Research and development services purchased from a related party:
-Hi Sun Technology (China) Limited	(e)	5,667	1,974	-

Rental expenses paid for a related party:
-Beijing Puhui Sizhong Technology Limited Company	(f)	150	-	-

(a) Interest free loans provided to and collected from related parties

For the year ended December 31, 2020, the Company provided interest-free loans of RMB2,550 to the three management employees of the Group. For the years ended December 31, 2020 and 2021, the Company collected interest-free loans of RMB4,160, RMB900, respectively, from the three management employees of the Group. As of December 31, 2020, the amounts due from the three management employees were RMB900. The Company received repayments of RMB900 in cash from the three management employees of the Group in January 2021.

For the year ended December 31, 2020, the Company provided interest-free loans of RMB1,400 to Beijing Jingu Shitong Technology Co., Ltd. (“Jingu”). As of December 31, 2020, the amount due from Jingu was RMB1,400. The Company received RMB1,400 in cash from Jingu in January 2021.

(b) Cloud-based UC&C services provided to a related party

The Company provided Cloud-based UC&C services to subsidiaries of Hi Sun Technology (China) Limited (“Hi Sun Group”), a company which controls Main Access Limited, one of the Company’s shareholders. Revenues of RMB30,352 and RMB5,158 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2020 and 2021, respectively.

The Company provided Cloud-based UC&C services to subsidiaries of Shanghai Keshen Information Technology Co., Ltd (“Shanghai Keshen”). Revenues of RMB34 were recorded in the consolidated statements of comprehensive loss for the year ended December 31, 2022. Amounts due from Shanghai Keshen were RMB194 and nil as of December 31, 2021 and 2022, which are included in accounts receivable - related parties, net on the consolidated balance sheets. Amounts due to Shanghai Keshen were RMB58 and RMB53, which were deposits as of December 31, 2021 and 2022.

(c) CPaaS services provided to related parties

The Company provided CPaaS services to Lianxinzhihui. Revenues of RMB2,360 RMB200 and nil were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively. Amounts due from Lianxinzhihui were RMB3 and nil as of December 31, 2021 and 2022, which are included in accounts receivable - related parties, net on the consolidated balance sheets.

The Company provided CPaaS services to Shenyang Yunrongxin Technology Co., Ltd (“Shenyang Yunrongxin”). Revenues of RMB145, RMB532 and RMB1,341 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively. Amounts due from Shenyang Yunrongxin were RMB107 and RMB99 as of December 31, 2021 and 2022, which are included in accounts receivable - related parties, net on the consolidated balance sheets.

The Company provided CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd (“Shenzhen City Yunjitong”). Revenues of RMB3, RMB5 and RMB2 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively.

The Company provided CPaaS services to Jingu. Revenues of 208, RMB99 and nil were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively.

(d) Sub-lease income from an equity investee

For the years ended December 31, 2020, the Group leased office to Jingu with sub-lease income of RMB317.

(e) Outsourcing services purchased from related parties

The Company purchased project development services, which is included in cost of revenues of RMB368 for the year ended December 31, 2020, and research and development services from Hi Sun Group, which is included in research and development expenses of RMB5,667 and RMB1,974, for the years ended December 31, 2020 and 2021, respectively.

The Company purchased from Shenyang Yunrongxin project development services, which is included in cost of revenues of RMB1,046, nil, and nil, for the years ended December 31, 2020, 2021 and 2022, respectively. Amounts due to Shenyang Yunrongxin were RMB731 and RMB722 as of December 31, 2021 and 2022, which are included in accounts amounts due to related parties on the consolidated balance sheets.

The Company purchased project development services from Shanghai Keshen. Amounts due from Shanghai Keshen were nil and RMB105, which were prepayment of project development services fee as of December 31, 2021 and 2022, respectively.

The Company purchased project development services from Shenzhen City Yunjitong, amounts due to Shenzhen City Yunjitong were RMB5 and RMB5 as of December 31, 2021 and 2022, which are included in accounts amounts due to related parties on the consolidated balance sheets.

(f) Rental expenses paid for a related party

For the year ended December 31,2020, the Group paid rental expenses of RMB150 on behalf of Beijing Puhui Sizhong Technology Limited Company (“Puhui Sizhong”), a company affiliated with Mr. Changxun Sun, the Group’s founder and a board member. The Group did not expect to collect the amount paid from Puhui Sizhong and therefore recognized the rental expenses paid on behalf of Puhui Sizhong as general and administrative expenses.

(iii)	The Company had the following related party balances as of December 31, 2021 and 2022:

	Notes	2021	2022
		RMB	RMB
Accounts receivable - related parties, net:
-Shanghai Keshen Information Technology Co., Ltd.	(b)	194	-
-Beijing Lianxinzhihui Technology Co., Ltd.	(c)	3	-
-Shenyang Yunrongxin Technology Co., Ltd	(c)	107	99

Amounts due from related parties:
-Shanghai Keshen Information Technology Co., Ltd.	(e)	-	105
Total amounts due from related parties		-	105

Amounts due to related parties:
-Shenyang Yunrongxin Technology Co., Ltd	(e)	731	722
-Shenzhen City Yunjitong Technology Co., Ltd	(e)	5	5
-Shanghai Keshen Information Technology Co., Ltd.	(b)	58	53
Total amounts due to related parties		794	780

23. SUBSEQUENT EVENTS

(a)	Coronavirus Impact

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

(b)	U.S. Class Action

On April 19, 2021, the Company and certain of current and former directors and officers, the underwriters of the Company in the initial public offering and the Company’s agent for service of process in the United States were named as defendants in a securities class action filed in the Supreme Court of the State of New York, New York County (Index No. 652617/2021). The plaintiff alleges that the registration statement on Form F-1 in connection with the initial public offering contained material misstatements and omissions in violation of the U.S. federal securities laws, including those relating to estimates on financial results of the fourth quarter of 2020. On December 3, 2021, defendants in the Sonny St. John action filed a motion to dismiss the complaint, and on August 10, 2022, the Supreme Court of the State of New York denied that motion to dismiss. On December 10, 2021, the Company and certain of current and former directors and officers, the underwriters of the Company in the initial public offering and the Company’s agent for service of process in the United States were named as defendants in a securities class action filed in the United States District Court of the Southern District of New York (Case No. 1:21-cv-10610-JGK), which also has arisen out of certain public disclosures made in connection with the initial public offering. On July 15, 2022, defendants in the Dong action filed a motion to dismiss the complaint, and on March 16, 2023, the United States District Court for the Southern District of New York denied that motion to dismiss. On June 5, 2023, we as well as all parties to the above-mentioned class action lawsuits executed a binding term sheet, which set forth all material deal points associated with the full and final resolution of the class action lawsuits. On August 16, 2023, we entered into a stipulation of settlement reflecting the terms of the settlement. The settlement documents require us to pay a total of US$12,000 (equivalent to RMB83,575) in cash to the plaintiff class. On October 5,2023, the Supreme Court of the State of New York preliminarily approved the settlement of the class action lawsuits. On October 26, 2023, the Company paid off the settlement amount. On January 23,2024, the Supreme Court of the State of New York issued an order granting final approval of the settlement and dismissing the claims the in the Sonny St. John action.

24. PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of Cloopen Group Holding Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Cloopen Group Holding Limited, except for those, which have been separately disclosed in the consolidated financial statements.

(a) Condensed Balance Sheets

	December 31,
	2021	2022
	RMB	RMB
Assets
Current assets
Cash	35,660	64,344
Term deposits	1,342,085	713,872
Short-term investments	127,514	62,681
Other current assets	7,556	13
Total current assets	1,512,815	840,910
Non-current asset:
Investments in and amounts due from subsidiaries and consolidated VIE and VIE’s subsidiaries	850,554	857,362
Total non-current asset	850,554	857,362
Total assets	2,363,369	1,698,272
Liabilities
Current liabilities
Accrued expenses and other current liabilities…	57,033	135,054
Total current liabilities	57,033	135,054
Total liabilities	57,033	135,054
Shareholders’ equity:
Class A Ordinary Shares	192	193
Class B Ordinary Shares	17	17
Additional paid-in capital	11,066,975	11,184,360
Treasury stock	(81,638)	(120,899)
Accumulated other comprehensive loss	(232,268)	(78,613)
Accumulated deficit	(8,446,942)	(9,421,840)
Total shareholders’ equity	2,306,336	1,563,218
Total liabilities and shareholders’ equity	2,363,369	1,698,272

(b) Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Total operating expenses	(120,031)	(280,773)	(238,074)
Change in fair value of warrant liabilities	(61,465)	(29,011)	-
Share of losses from subsidiaries and consolidated VIE and VIE’s subsidiaries	(243,736)	(594,075)	(736,824)
Loss before income taxes	(425,232)	(903,859)	(974,898)
Income tax expense	-	-	-
Net loss	(425,232)	(903,859)	(974,898)
Accretion and modification of Redeemable Convertible Preferred Shares	(1,139,108)	(4,878,652)	-
Deemed dividends to Series E Redeemable Convertible Preferred Shareholders	(14,729)	-	-
Net loss attributable to ordinary shareholders	(1,579,069)	(5,782,511)	(974,898)

(c) Condensed Statements of Cash Flows

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash used in operating activities	(1,574)	(13,099)	(290,137)
Net cash used in investing activities	(438,055)	(1,397,584)	(335,194)
Net cash provided by/ (used in) financing activities	602,202	2,685,674	(47,474)
Effect of foreign currency exchange rate changes on cash	(1,434)	(58,740)	73,275
Net increase/(decrease) in cash	161,139	1,216,251	(599,530)
Cash at the beginning of the year	355	161,494	1,377,745
Cash at the end of the year	161,494	1,377,745	778,215

