Form 20-F
period 2023-12-31
Cloopen Group Holding Ltd
filed 2025-03-24
CIK 1804583

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were 308,308,147 Class A ordinary shares (excluding treasury shares) and 25,649,839 Class B ordinary shares outstanding.

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

Our reporting currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the noon buying rate on December 29, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all. On March 14, 2025, the noon buying rate was RMB7.2377 to US$1.00 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

We, together with our WFOE and the affiliated entities, are subject to PRC laws relating to, among others, restrictions over foreign investment in companies that engage in value-added telecommunications services as set out in the Negative List (2024 Version) promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC. As a result, we operate value-added telecommunications business in China through the affiliated entities, and rely on a series of contractual arrangements by and among WFOE, the VIE and its shareholders to control and receive the economic benefits of the business operations of the affiliated entities. Our VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. The contractual agreements enable us to (1) exercise effective control over the affiliated entities; (2) receive substantially all of the economic benefits of the affiliated entities; and (3) have an exclusive option to purchase all or part of the equity interests in the affiliated entities when and to the extent permitted by PRC law. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” As a result of our direct ownership in WFOE and the contractual agreements with the VIE, we are regarded as the primary beneficiary of the VIE, and the VIE and its subsidiaries are treated as our consolidated affiliated entities under U.S. GAAP. However, our contractual arrangements with the VIE are not equivalent of an investment in the VIE, and the PRC regulatory authorities could disallow our corporate structure at any time.

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

Revenues contributed by the affiliated entities accounted for substantially all of our total revenues in 2021, 2022 and 2023. For a consolidation schedule depicting the results of operations, financial position and cash flows for us and the affiliated entities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Information Related to the VIE.”

Cash and asset flows through our organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur may highly depend upon dividends paid by our WFOE to us and service fees paid by the affiliated entities to our WFOE, despite that we may obtain financing at the holding company level through other methods. For example, if any of our WFOE or the VIE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and the investors in the ADS as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Cloopen Group Holding Limited, our WFOE and the VIE has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors. In 2021, 2022 and 2023, the VIE did not pay any service fees to our WFOE under the contractual arrangements. We expect to distribute earnings and settle the service fees owed under the contractual arrangements at the request of our WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Cloopen Group Holding Limited, the subsidiaries of Cloopen Group Holding Limited (including our WFOE), the affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

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

In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2023. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) lack of rigorous implementation of controls on financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) insufficient authorization, monitoring or review controls in the revenue and the purchase processes, and the long-term investment procedures, (6) lack of systematic process controls over the filing and registration of the sales and purchase agreements, (7) improper approval and timely review on certain system user’s authorization relating to general information technology control, and (8) insufficient due diligence on long-term equity investments. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting” for details of our remedial measures.

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

We are subject to reporting obligations under the U.S. securities laws. As a public company, we are also subject to the Sarbanes-Oxley Act of 2002. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for such year, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023. See “Item 15. Controls and Procedures.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may also place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We have incurred substantial net losses since our inception. In 2021, 2022 and 2023, our net loss was RMB904.5 million, RMB975.9 million and RMB412.4 million (US$58.1 million), respectively, our operating cash outflow was RMB238.1 million, RMB567.3 million and RMB516.2 million (US$72.7 million), respectively. Over the past few years, we have spent considerable amounts of time and financial resources to develop new cloud-based communications solutions and enhance or upgrade our existing ones in order to position us favorably for future growth. In addition, we have expended significant resources upfront to market, promote and sell our solutions through various direct and indirect channels, and expect to continue to do so in the future. Our aggressive investments continue to drive our negative cash flows and we expect to continue to invest in business operations, technological improvements, marketing campaigns and international expansion. Our status as a public company could also incur significant additional accounting, legal and other expenses.

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

Our contract assets represented our right to consideration for work performed but not invoiced. When our right to consideration becomes unconditional, we reclassify the contract assets to accounts receivable. We had contract assets of RMB21.1 million, RMB50.8 million and RMB26.1 (US$3.7 million) as of December 31, 2021, 2022 and 2023, respectively. We recorded allowance for credit loss of contract assets of RMB10.6 million, RMB12.3 million and RMB10.4 million (US$1.5 million), respectively, as of December 31, 2021, 2022 and 2023. We typically extend to our customers payments terms ranging from 60 to 180 days after our customers have been billed, resulting in accounts receivable. We had accounts receivable, net, including those due from third parties and related parties, of RMB159.0 million, RMB133.7 million and RMB144.1 million (US$20.3 million) as of December 31, 2021, 2022 and 2023, respectively. We recorded allowance for doubtful accounts in relation to accounts receivable of RMB57.4 million, RMB81.2 million and RMB99.6 million (US$14.0 million), respectively, as of December 31, 2021, 2022 and 2023.

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

Furthermore, we are exposed to concentration of credit risk. As of December 31, 2023, two of our customers represented 15.4% and 13.8% of our total accounts receivable, net including related party amounts and contract assets, respectively. Any substantial delay in or default of payments from these customers could materially and adversely affect our cash flows. We may also have to re-evaluate our relationship with these customers if we cannot timely obtain payment from them, which could have a negative impact on our customer base.

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

We currently derive a significant portion of our revenues from sales of our solutions to large enterprises. We generated 72.1%, 65.0% and 67.0% of our total revenues from large-enterprise customers in 2021, 2022 and 2023, respectively. We believe that increasing our sales to these customers is key to our future growth. The length of our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale to that customer, is approximately four months on average and varies upon the size of potential customer and project. Based on our experience, the sales cycle for large enterprises, which generally ranges from four months to one year, is often lengthy and unpredictable, especially when we serve them with our project-based solutions. Many of our prospective customers do not have prior experience with cloud-based communications and, therefore, typically spend significant time and resources evaluating our solutions before they purchase from us. Similarly, we typically spend more time and effort determining their requirements and educating these customers about the benefits and uses of our solutions. Large enterprises also tend to demand more customizations, integrations and additional features than their smaller counterparts. As a result, we may be required to divert more sales and research and development resources to large enterprises and will have less personnel available to support other customers, or that we will need to hire additional personnel, which would increase our operating expenses. It is often difficult for us to forecast when a potential enterprise sale will close, the size of the customer’s initial service order and the period over which the implementation will occur, any of which may impact the amount of revenues we recognize or the timing of revenue recognition. Large enterprises may delay their purchases as they assess their budget constraints, negotiate early contract terminations with their existing providers or wait for us to develop new features. Any delay in closing, or failure to close, a large-enterprise sales opportunity in a particular period or year could significantly harm our projected growth rates and cause the amount of new sales we book to vary significantly from period to period. We also may have to delay revenue recognition on some of these transactions until the customer’s technical or implementation requirements have been met.

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

On September 24, 2024, the CAC published the Cyber Data Security Regulations, which came into force on January 1, 2025. It provides that the data processors shall be subject to national security review if their network data handling activities affect or may affect national security, with no further explanation or interpretation as to how to determine what constitutes “affecting national security.” The Cyber Data Security Regulations outline the requirements for establishing an important data catalog and stipulate the responsibilities of network data processors to identify and report important data. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to cybersecurity and privacy protection—Cybersecurity.”

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

Our revenue growth depends on a number of factors, many of which are beyond our control.

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

Our growth has placed and may continue to place significant demands on our management and our operational and financial resources. For example, our solutions have supported a large number of customers and data. Our headcount had grown from 806 employees as of January 1, 2018 to 1,214 employees as of December 31, 2023. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and managerial controls as well as our reporting systems and procedures. In particular, we have acquired several businesses, and have expanded our international operations into certain regions and areas outside China such as Japan, Philippines, Malaysia, South Korea, Singapore and Mexico.

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

In 2021, 2022 and 2023, our ten largest customers in terms of revenues contributed an aggregate of 37.0%, 32.8% and 29.3% of our total revenues for the same years, respectively. The high quality of our services and the time and expenses required for switching to other qualified cloud-based communications solution providers help us retain our customers. As we typically do not have long-term contracts with our customers, they may reduce their usage at any time or terminate their adoption of our solutions upon expiration of original terms. Although we have made considerable efforts to diversify our customer base and attract new customers, if any of our large customers cease or reduce their use of our solutions, or use our solutions on less favorable terms, our business, results of operations and financial condition could be materially and adversely affected.

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

We have adopted the 2016 share incentive plan, or the 2016 Plan, which permits the grant of a number of equity-linked awards, including share options and restricted shares, to directors, officers, employees and external consultants. The 2016 Plan is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through the awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 26,176,809 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which (1) options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised in January 2021, and such shares were issued in February 2021 subject to certain transfer and repurchase restrictions, (2) options to purchase 3,645,942 Class A ordinary shares granted to certain employees were subsequently exercised, and (3) options to purchase 3,690,965 Class A ordinary shares under the 2016 Plan are still outstanding.

In January 2021, we adopted the 2021 share incentive plan, or the 2021 Plan, under which the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under such plan is 15,144,221. As of the date of this annual report, restricted share units to purchase an aggregate of 10,674,879 Class A ordinary shares have been granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 10,484,223 Class A ordinary shares are still outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for more information.

In 2021, 2022 and 2023, we recorded share-based compensation expenses of RMB277.6 million, RMB107.5 million and RMB22.2 million (US$3.1 million), respectively. For details on the measurements of our share-based compensation, See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Share-based compensation.” As of December 31, 2023, there were RMB1.8 million (US$0.3 million) and RMB6.2 million (US$0.9 million) of total unrecognized share-based compensation expenses related to share options and restricted shares, respectively. The related share options and restricted shares are expected to be recognized over a weighted average period of 1.12 years and 2.41 years, respectively. We expect to further recognize a substantial amount of share-based compensation expenses going forward, which we expect to have a significant impact on our results of operations. Moreover, if we grant additional share options or other equity-linked awards in the future, such as those under our share incentive plans or in connection with future acquisitions, our expenses associated with share-based compensation may increase significantly, which may materially and adversely affect our business, results of operations and financial condition.

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

Certain enterprises which deploy our solutions in their business operations are internet finance companies, which accounted for 5.0% to 10.0% of our total revenues in 2021, 2022 and 2023, respectively. Due to the relatively short history of the online consumer finance industry in China, a comprehensive regulatory framework is under development by the PRC government. Since mid-2015, the PRC government and relevant regulatory authorities have issued a number of laws and regulations, including the Interim Measure on the Internet Micro-credit Business (Draft for Comments) announced in November 2020, seeking to tighten the online consumer finance industry. These laws and regulations have imposed stringent requirements on the operation of peer-to-peer (P2P) online lending platforms. Although how these requirements will be interpreted and implemented is still unclear, it is likely that more stringent laws and regulations will be issued and adopted to further regulate related businesses. As a result of the stringent and evolving regulatory environment, online consumer finance industry is facing great challenges and shrinking in size, which has adversely affected and could continue to adversely affect our business. For example, relevant PRC authorities took stringent government measures in 2019 to regulate the operation of P2P online lending platforms, and we, after assessing potential risks, chose to voluntarily terminate certain transactions with existing customers in the online consumer finance industry to ensure compliance with relevant laws and regulations, which led to a decrease in our existing customer base and our revenues primarily related to cloud-based CC solutions that we offer on a recurring basis in such year. Furthermore, if the practice of our customers in the online consumer finance industry is deemed to violate any rules, laws or regulations, they could be forced to substantially modify their business model, face injunctions, including orders to cease illegal activities, discontinuation of operations and correction orders, fines and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities, which could significantly harm their business operations and IT spending levels. As a result, our customer base may shrink, and our business, results of operations and financial condition may be adversely affected.

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

Current PRC laws and regulations impose certain restrictions on foreign ownership of companies that engage in certain business operations, such as value-added telecommunications services. In June 2019, the MOFCOM and the NDRC promulgated the Negative List, which became effective on July 30, 2019, in order to amend the Guidance Catalogue of Industries for Foreign Investment. The Negative List was further amended, and the version of the Negative List currently in force was amended on April 8, 2024 and became effective on November 1, 2024. Pursuant to the Negative List (2024 Version), foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communications services, store-and-forward services and domestic call center services) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the MIIT, for the incorporation of the joint ventures and the business operations. The primary foreign investors must also have operating experience and a good track record in providing value-added telecommunications services overseas.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain register of members or corporate records (other than the memorandum and articles of associations, our register of mortgages and charges, and special resolutions passed by our shareholders). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2023, and may be a PFIC for years after our taxable year ended December 31, 2023. As such, certain adverse U.S. federal income tax consequences may apply to U.S. investors owning the ADSs or our ordinary shares.

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

Based on the market price of the ADSs and ordinary shares and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis. In addition, if it were determined that we are not the beneficial owner of the VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2023, and future taxable years.

Because we believe we were a PFIC for the taxable year ended December 31, 2023, certain adverse U.S. federal income tax consequences could apply to U.S. investors with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. If we are so classified during a U.S. investor’s holding period, the ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. investor holds the ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company rules.” U.S. investors should consult their own tax advisors with respect to their particular circumstances.

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

As of December 31, 2021, 2022 and 2023 we had an active customer base of 11,406, 9,980 and 8,703 enterprises, respectively, among which 142, 118 and 121 were large-enterprise customers, respectively. In 2021, 2022 and 2023, the dollar-based net customer retention rate in relation to solutions that we offer on a recurring basis was 90.2%, 61.7% and 85.8%, respectively, and the dollar-based net customer retention rate for active customers was 94.2%, 64.5% and 89.0%, respectively. We served 274, 229 and 279 customers for our project-based solutions in 2021, 2022 and 2023, respectively. Our revenues decreased by 21.1% from RMB752.7 million in 2021 to RMB593.6 million in 2022, and further decreased by 3.8% to RMB571.0 million (US$80.4 million) in 2023, of which 71.2%, 64.0% and 65.6% were recurring revenues in the same years, respectively. In 2021, 2022 and 2023, we incurred net loss of RMB904.5 million, RMB975.9 million and RMB 412.4 million (US$58.1 million), respectively, and our adjusted EBITDA was RMB422.8 million, RMB563.4 million and RMB405.5 million (US$57.1 million), respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures” for information on how we define and calculate the non-GAAP financial measures as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

As of December 31, 2021, 2022 and 2023, our CPaaS solutions had approximately 5,900, 4,600 and 3,800 active customers, respectively. In 2021, 2022 and 2023, we achieved a dollar-based net customer retention rate of 85.3%, 42.6% and 73.1% for our CPaaS solutions, respectively, and our dollar-based net customer retention rate for active customers in relation to CPaaS solutions was 86.5%, 44.6% and 74.8%, respectively. We experienced decreased dollar-based net customer retention rate in 2022, primarily because we strategically downsized our CPaaS business, including our text messaging services and voice call services with relatively lower gross profit margin. We experienced increased dollar-based net customer retention rate in 2023, primarily due to an increase in the business demand for text messaging services from our financial institution customers. We charge our customers generally based on the number of text messages and call minutes facilitated through our CPaaS solutions.

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

We offer certain RongCC solutions deployed on private clouds on a project basis, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2021, 2022 and 2023, RongCC served 141, 125 and 209 enterprises, respectively, on a project basis. We also offer certain RongCC solutions on a recurring basis for a combination of subscription and usage. We offer different subscription fee packages according to capacity and number of functional modules embedded. We also charge customers based on the number of call minutes facilitated. As of December 31, 2021, 2022 and 2023, RongCC had 154, 154 and 134 active customers, respectively, on a recurring basis.

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

We primarily offer 7moor Cloud on a recurring basis for a combination of subscription and usage. As of December 31, 2021, 2022 and 2023, 7moor Cloud had approximately 5400, 5,200 and 4,700 active customers, respectively, on a recurring basis.

In 2021, 2022 and 2023, we achieved a dollar-based net customer retention rate of 100.1%, 90.9% and 90.3%, respectively, for cloud-based CC solutions that we offer on a recurring basis, i.e., those deployed primarily on public cloud and for which we charge a combination of seat subscription fees and related resource usage fees. In 2021, 2022 and 2023, our dollar-based net customer retention rate for active customers in relation to cloud-based CC solutions that we offer on a recurring basis was 102.4%, 93.9% and 96.3%, respectively. The dollar-based net customer retention rate for cloud-based CC solutions that we offer on a recurring basis decreased from 100.1% in 2021 to 90.9% in 2022, primarily due to a decrease in the usage of our cloud-based CC solutions caused by the regional resurgence of COVID-19 outbreak.

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

Our RongVideo is predominantly project-based, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2021, 2022 and 2023, RongVideo served 94, 49 and 48 enterprises, respectively. The delivery cycle for project-based RongVideo typically ranges from three to 12 months, due to the amount of efforts required in configuration, integration and additional customization. Projects with higher customization levels usually require more substantial upfront investment from us and have lower profit margins. However, once we complete a project for an enterprise in a particular industry, subsequent projects for other enterprises in the same industry typically require less investment as we are able to achieve greater economies of scale by replicating certain basic industry-specific features.

We also offer software development and other technical support services to large enterprises in the telecommunications and financial services industries, which allows us to initiate business collaboration with prospective customers and maintain stable business rapport with existing customers.

Our Customers

We serve a diverse and loyal customer base consisting of enterprises of all sizes and across a variety of industries, such as internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2021, 2022 and 2023, we had an active customer base of 11,406, 9,980 and 8,703 enterprises, respectively, among which 142, 118 and 121 were large-enterprise customers, respectively. We believe our capabilities in attracting and retaining these large-enterprise customers rest on our ability to develop and offer industry-specific features and functionalities that satisfy their disparate needs and complex internal deployment and integration requirements. We also serve small- to medium-sized enterprises leveraging our comprehensive business portfolio and ready-to-use solution deployment.

We have implemented a “land and expand” strategy to encourage existing customers to explore and expand into other solutions leveraging our multi-capability offering mix. For example, we initiated our business collaboration with a financial institution customer by satisfying its basic instant messaging needs and, as our relationship deepens, up-sold our video-enabled solutions to provide them with capabilities in multi-format internal communications and a novel use case in real-time financial transaction monitoring. For solutions that we offer on a recurring basis, such as CPaaS and cloud-based CC solutions deployed primarily on public cloud, we achieved a dollar-based net customer retention rate of 90.2%, 61.7% and 85.8% in 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, our dollar-based net customer retention rate for active customers was 94.2%, 64.5% and 89.0%, respectively. We believe these solutions present significant cross-selling and up-selling potential as customers tend to stay with us due to the critical role our solutions play in their business operations.

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

Research and Development

We have developed many core technologies underlying our cloud-based communications solutions in-house. We have established our second research and development center in Wuhan, China in addition to the primary research and development center at our Beijing headquarters. As of December 31, 2023, we had a stable and dedicated research and development team of 329 members, accounting for 27.1% of our total employees. We have received numerous awards and recognitions in recent years for our research and development capabilities. In 2018, we were recognized as an “Artificial Intelligence Innovative Enterprise” by the Institute of Electrical and Electronics Engineers in China. In 2019, we were recognized as one of the “Top Ten Enterprise Cloud Technology Vendors,” ranking first in the field of cloud-based communications, by iFenxi. In 2020, our proprietary voice-based AI robot was recognized as a “Reliable AI Product” by China Academy of Information and Communications Technology. In 2021, we were recognized as one of the “Top 100 Industry Digitalization Enterprises,” one of the “Top 20 Cloud Computing Big Data Enterprises,” and the “Leading Intelligent Communications Enterprise in the Financial Sector” by China Center for Information Industry Development, and one of the “Top 100 Private Enterprises of Scientific and Technological Innovation” by the United Front Work Department of Beijing Municipal and Beijing Federation of Industry and Commerce. In 2022, we jointly released the Research Report on Intelligent Technology and Application of Customer Service Center with the China Academy of Information and Communication Research. In 2023, we were awarded with the “Co-Innovation Award” and “Best Support Award” by Guangfa Bank Credit Card Center. In 2024, our Chitu Big Model was selected as a leading industry big model in People’s Daily Big Model Report.

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

We have also organized or participated in various industry events for brand building and customer acquisition purposes. For example, in April 2019, we organized the “Cloud Communications through China” event in Shanghai and invited over 100 existing customers and channel partners to initiate and reinforce business collaborations. In addition, we have actively participated in industry events hosted by third parties with a focus on financial services industry. In 2021, 2022 and 2023, we participated in over 100 online and offline industry events to explore business opportunities with a broad range of enterprises. These events have broadened our access to potential customers and have furnished us with valuable opportunities for in-person communications.

We believe our online and offline branding and customer acquisition efforts have contributed to our brand awareness and reputation and effectively fueled our business growth.

Direct sales

We have built a sales and marketing team well-versed in China’s cloud-based communications industry. As of December 31, 2023, we had a sales and marketing team of 388 members with an average of approximately ten years of relevant experience. Our sales and marketing team is generally responsible for contacting prospective customers, renewing existing subscriptions, and maintaining customer relationships. Leveraging their sales expertise, thorough knowledge of our business and dedication to customer support, our sales and marketing team focuses primarily on large enterprises in key industry verticals with complex communications requirements and has a strong cross-selling and up-selling track record. We have offered competitive compensation schemes to motivate our sales and marketing personnel, under which we grant them bonuses when their sales achieve the financial targets.

As part of our go-to-market strategy, we had established sales representative offices in 15 cities distributed across China as of December 31, 2023 to expand our sales network. We believe such offices enable us to stay closer to our potential customers, and capture and accommodate specific needs and customs in different localities more effectively. In addition, leveraging such sales representative offices, we are able to recruit experienced sales personnel with first-hand customer resources locally and build collaborative relationships with mobile network operators’ local branches, both of which will contribute to our ability to establish a nationwide business network.

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

We are the registered holder of 147 trademarks, 75 patents, 537 software copyrights and 38 domain names in the PRC as of the date of this annual report. We also hold five pending software copyright applications in the PRC as of the same date.

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

Investments conducted by foreign investors in the PRC are subject to the Catalogue of Industries for Encouraging Foreign Investment, or the Catalogue, and the Negative List, which were jointly issued by the NDRC and the MOFCOM. The version of the Catalogue currently in force was amended in 2022 and became effective on January 1, 2023, and the version of the Negative List currently in force was amended on April 8, 2024 and became effective on November 1, 2024, both of which further reduce restrictions on the foreign investment. The Catalogue of Industries for Encouraged Foreign Investment (2022 Version), or the Encouraging Catalogue 2022, replaced the catalogue promulgated in 2020. Pursuant to the Encouraging Catalogue 2022, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative List are permitted foreign-invested projects. According to the Negative List, industries such as Value-Added Telecommunications Services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and contact center services) fall into restricted category, where the shareholding percentage of the foreign investors in the joint venture enterprises shall not exceed 50%.

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

On September 24, 2024, the State Council promulgated the Cyber Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC. The Cyber Data Security Regulations aim to regulate network data processing activities, protect the legitimate rights and interests of individuals and organizations and safeguard national security and public interests. The Cyber Data Security Regulations put forward general requirements and provisions for network data security, further specify rules concerning personal information protection and fine-tune mechanisms for the management of important data.

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
(PRC)
100%
Anxun Shuzhi (Shenzhen) Technology Co., Ltd
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
Beijing Zhuge Yunyou Technology Co., Ltd.
(PRC)
100%
Shenzhen Zhongtian Wangjing Technology Co., Ltd.
(PRC)
Ownership
Contractual Arrangements

(1)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details of our shareholding structure.

(2)	Includes six subsidiaries incorporated in Japan, Philippines, Malaysia, South Korea, Singapore and Mexico. The subsidiary incorporated in Mexico is owned as to 70.0% by Cloopen Limited and as to 30.0% by Cloopen Investment Inc. The subsidiary incorporated in South Korea is owned as to 70.4% by Cloopen Limited. Other overseas subsidiaries are wholly owned by Cloopen Limited. We are in the process of dissolving our subsidiaries in Philippines, South Korea and Mexico as of the date of this annual report.

(3)	As of the date of this annual report, Ronglian Yitong is owned as to 72.1% by Mr. Changxun Sun, our founder and chief executive officer, 26.9% by Mr. Jianhong Zhou, and 1.0% by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.).

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

D. Property, Plant and Equipment

Our principal executive offices are in Beijing, China, where we lease approximately 2,768 square meters of office space that are currently in use. We also maintain other leased offices in cities across China totaling approximately 4,627 square meters that are currently in use. We opened Malaysia office in December 2020, which has approximately 181 square meters of office space. Our Japan office has approximately 274 square meters of office space. In addition, we own approximately 394 square meters of office premises in Shanghai. We believe our existing premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to accommodate our future expansion plans.

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

As of December 31, 2021, 2022 and 2023, we had an active customer base of 11,406, 9,980 and 8,703 enterprises, respectively, among which 142, 118 and 121 were large-enterprise customers, respectively. In 2021, 2022 and 2023, the dollar-based net customer retention rate in relation to solutions we offer on a recurring basis was 90.2%, 61.7% and 85.8%, respectively, and the dollar-based net customer retention rate for active customers was 94.2%, 64.5% and 89.0%, respectively. We served 274, 229 and 279 customers for our project-based solutions in 2021, 2022 and 2023, respectively. Our revenues decreased by 21.1% from RMB752.7 million in 2021 to RMB593.6 million in 2022, and further decreased by 3.8% to RMB571.0 million (USD$80.4 million) in 2023, of which 71.2%, 64.0% and 65.6% were recurring revenues in the same years, respectively. In 2021, 2022 and 2023, we incurred net loss of RMB904.5 million, RMB975.9 million and RMB412.4 million (US$58.1 million), respectively, and our adjusted EBITDA was RMB422.8 million, RMB563.4 million and RMB405.5 million (US$57.1 million), respectively. See “—Non-GAAP Financial Measures” for information on how we define and calculate the non-GAAP financial measures as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

Improving customer acquisition, retention and lifetime value

Our results of operations are highly dependent on the total number and the lifetime value of our customers. We have cultivated a large and diverse customer base of enterprises of all sizes and various industries, including internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2021, 2022 and 2023, we had an active customer base of 11,406, 9,980 and 8,703 enterprises, respectively, among which 142, 118 and 121 were large-enterprise customers, respectively. To retain and grow our customer base, we need to predict future market acceptance and customer demand and continue to invest in sales and marketing to penetrate into more industry verticals and second- and lower-tier cities and further promote our brand image and recognition in China’s cloud-based communications industry. We also plan to expand our cross-selling and up-selling efforts to existing customers.

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

Controlling costs and expenses

One of the largest costs we incur during our business operations, particularly for our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis, is service fees paid for telecommunications resources. In 2021, 2022 and 2023, costs paid for telecommunications resources represented 65.3%, 51.6% and 55.0%. of our total cost of revenues, respectively. Mobile network operators in China typically adjust the unit prices for resources, such as text messages and voice calls, once every several years based on government recommendations. A sudden adjustment by major mobile network operators would likely negatively affect our results of operations in current contract periods because we may not be able to pass on the impact to our customers as a result of fixed unit resource price throughout the current contract periods. On the other hand, we are generally able to pass on the impact from such unit price adjustment to customers relatively quickly due to our relatively short contract periods, which enable us to adjust our resource usage fees from time to time. Additionally, we may also benefit from the increase in the unit resource price in the long term because such price increase could eliminate weaker market players and strengthen our market leadership position.

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

Key Operating Metrics

	As of/For the Year Ended December 31,
	2021	2022	2023
Number of active customers	11,406	9,980	8,703
Number of large-enterprise customers	142	118	121
Percentage of revenue contribution by large-enterprise customers	72.1%	65.0%	67.0%
Dollar-based net customer retention rate	90.2%	61.7%	85.8%

*	The operating metrics as of/for the year ended December 31, 2021 include the operating metrics of EliteCRM since the second quarter of 2021, which we acquired in March 2021, and exclude the operating metrics of Zhuge, which we acquired in December 2021. The operating metrics of EliteCRM and Zhuge are included in the operating metrics as of/for the year ended December 31, 2022 and 2023, except that the dollar-based net customer retention rate does not include the operating results of Zhuge in 2022 due to the lack of data for calculation in 2021.

Our dollar-based net customer retention rate decreased from 90.2% in 2021 to 61.7% in 2022, as we strategically downsized our business of CPaaS solutions. Our dollar-based net customer retention rate increased to 85.8% in 2023, primarily due to an increase in the business demand for text messaging services from our financial institution customers. In 2021, 2022 and 2023, our dollar-based net customer retention rate for active customers was 94.2%, 64.5% and 89.0%, respectively.

We expect that, as the applicable regulatory framework becomes more established and China’s economy recovers from the COVID-19 pandemic, and as we continuously optimize our existing solutions and develop new features and solutions, our dollar-based net customer retention rate will remain stable at a relatively high level.

Non-GAAP Financial Measures

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

We define non-GAAP net loss as net loss excluding share-based compensation, change in fair value of warrant liabilities, change in fair value of long-term investments, (gain)/loss from disposal of subsidiaries, net, gain from disposal of long-term investments, impairment loss of long-term investments, impairment loss of intangible assets, impairment loss of goodwill, provision for U.S class action, and other operating expenses. We define adjusted EBITDA as net loss excluding depreciation and amortization, interest expenses, net, income tax expense/(benefit), share-based compensation, investment income, impairment loss of long-term investments, impairment loss of intangible assets, impairment loss of goodwill, provision for U.S class action, other operating expenses, (gain)/loss from disposal of subsidiaries, net, gain from disposal of long-term investments, share of losses of equity method investments, change in fair value of warrant liabilities, change in fair value of long-term investments, and foreign currency exchange (gains)/losses, net. We believe that non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. The non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our non-GAAP financial measures to net loss for the years indicated.

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(904,452)	(975,899)	(412,374)	(58,083)
Add:
Share-based compensation	277,616	107,462	22,239	3,133
Change in fair value of warrant liabilities	29,011	—	—	—
Change in fair value of long-term investments	(47,247)	—	—	—
(Gain)/loss from disposal of subsidiaries, net	(2,899)	2,739	—	—
Gain from disposal of long-term investments	—	(5,138)	—	—
Impairment loss of long-term investments	6,603	7,400	8,011	1,128
Impairment loss of intangible assets	136	28,011	—	—
Impairment loss of goodwill	149,092	107,407	—	—
Provision for U.S class action	—	83,575	—	—
Other operating expenses	51,354	70,417	—	—
Non-GAAP net loss	(440,786)	(574,026)	(382,124)	(53,822)

Net loss	(904,452)	(975,899)	(412,374)	(58,083)
Add:
Depreciation and amortization	10,504	13,893	8,775	1,236
Interest expenses, net	(10,978)	(14,199)	(26,826)	(3,778)
Income tax expense/(benefit)	11,120	(342)	(564)	(79)
EBITDA:	(893,806)	(976,547)	(430,989)	(60,704)
Adjust:
Share-based compensation	277,616	107,462	22,239	3,133
Investment income	—	(340)	(563)	(79)
Impairment loss of long-term investments	6,603	7,400	8,011	1,128
Impairment loss of intangible assets	136	28,011	—	—
Impairment loss of goodwill	149,092	107,407	—	—
Provision for U.S class action	—	83,575	—	—
Other operating expenses	51,354	70,417	—	—
(Gain)/loss from disposal of subsidiaries, net	(2,899)	2,739	—	—
Gain from disposal of long-term investments	—	(5,138)	—	—
Share of losses of equity method investments	596	1,969	1,470	207
Change in fair value of warrant liabilities	29,011	—	—	—
Change in fair value of long-term investments	(47,247)	—	—	—
Foreign currency exchange (gains)/losses, net	6,696	9,666	(5,699)	(803)
Adjusted EBITDA	(422,848)	(563,379)	(405,431)	(57,118)

Key Components of Our Results of Operations

Revenues

We generate revenue primarily from the sales of our CPaaS, cloud-based CC and cloud-based UC&C solutions. In 2021, 2022 and 2023, our revenues were RMB752.7 million, RMB593.6 million and RMB571.0 million (US$80.4 million), respectively. The following table sets forth the breakdown of our total revenues both in absolute amount and as a percentage of total revenues in the years indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	235,842	31.3	119,416	20.1	136,654	19,247	23.9
Voice calls	56,892	7.6	25,953	4.4	25,958	3,656	4.5
Jointly-operated CPaaS	22,546	3.0	27,591	4.6	15,439	2,175	2.7
IoT	30,467	4.0	13,268	2.2	13,937	1,963	2.4
Others	3,122	0.4	5,936	1.0	3,423	482	0.6
Subtotal	348,869	46.3	192,164	32.4	195,411	27,523	34.2
Cloud-based CC
Recurring(1)	186,684	24.8	187,693	31.6	179,042	25,218	31.4
Project	89,442	11.9	123,072	20.7	77,919	10,975	13.6
Subtotal	276,126	36.7	310,765	52.3	256,961	36,193	45.0
Cloud-based UC&C	125,358	16.7	89,350	15.1	117,554	16,556	20.6
Other services	2,335	0.3	1,355	0.2	1,098	155	0.2
Total revenues	752,688	100.0	593,634	100.0	571,024	80,427	100.0

(1)	Includes cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees.

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

Our revenues from cloud-based CC solutions primarily consist of seat subscription fees and related resource usage fees, and to a lesser extent, software license fees and related service fees. We charge customers using our cloud-based CC solutions deployed on public cloud a combination of seat subscription fees and related resource usage fees that are determined according to the capacity and number of functional modules embedded as well as the number of texts and call minutes facilitated through our solutions. In 2021, 2022 and 2023, solutions that we offer on a recurring basis generated 67.6%, 60.4% and 69.7% of our revenues from cloud-based CC solutions, respectively. We generally charge customers using our solutions deployed on private cloud software license fees and related customized service fees that are negotiated on a project basis and recognize revenues in accordance with the agreed-upon project milestones. The delivery cycle of our project-based cloud-based CC solutions typically ranges from three to 12 months.

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

Cost of revenues

Our cost of revenues primarily consists of (1) costs paid for telecommunications resources, (2) outsourcing costs, (3) infrastructure and equipment costs, and (4) staff costs related to solution delivery. In 2021, 2022 and 2023, our cost of revenues was RMB408.8 million, RMB367.3 million and RMB366.4 million (US$51.6 million), respectively. The following table sets forth the breakdown of our cost of revenues by nature both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of telecommunications resources	313,912	65.3	189,376	51.6	201,683	28,407	55.0
Outsourcing costs	85,174	17.7	99,608	27.1	49,264	6,939	13.5
Infrastructure and equipment costs	40,633	8.5	41,656	11.3	40,011	5,635	10.9
Staff costs	35,415	7.4	33,266	9.1	68,459	9,642	18.7
Rentals and others	5,621	1.2	3,428	0.9	6,958	980	1.9
Total cost of revenues	480,755	100.0	367,334	100.0	366,375	51,603	100.0

Costs of telecommunications resources represent fees we pay to mobile network operators based on the number of texts and minutes of voice calls we subscribed for. We typically enter into annual contracts with mobile network operators which set forth the unit price for each text message and every minute of voice call. In 2021, 2022 and 2023, costs of telecommunications resources represented the largest portion of our cost of revenues, representing 65.3%, 51.6% and 55.0% of our total cost of revenues, respectively. We also outsource certain parts of the solution delivery and incur outsourcing costs. Infrastructure and equipment costs relate to our use of servers and our purchase of hardware and equipment to support our solutions. Staff costs represent compensation paid to employees who primarily deliver solution customization and perform other services to customers. Rentals and others primarily consist of rental costs related to our leases.

The following table sets forth the breakdown of our cost of revenues by service type both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	221,065	46.0	111,999	30.5	128,564	18,108	35.1
Voice calls	44,872	9.3	24,133	6.6	24,026	3,384	6.6
Jointly-operated CPaaS	572	0.1	281	0.1	262	37	0.1
IoT	—	—	—	—	—	—	—
Others	3,935	0.8	2,968	0.8	2,754	388	0.8
Subtotal	270,444	56.3	139,381	37.9	155,606	21,917	42.5
Cloud-based CC
Recurring(1)	88,843	18.5	95,260	25.9	86,109	12,128	23.5
Project	47,337	9.8	70,851	19.3	42,997	6,056	11.7
Subtotal	136,180	28.3	166,111	45.2	129,106	18,184	35.2
Cloud-based UC&C	73,346	15.3	60,936	16.6	80,722	11,369	22.0
Other services	785	0.2	906	0.2	941	133	0.3
Total cost of revenues	480,755	100.0	367,334	100.0	366,375	51,603	100.0

(1)	Includes cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees.

Gross profit

Our gross profit was RMB271.9 million, RMB226.3 million and RMB 204.6 million (US$28.8 million) in 2021, 2022 and 2023, respectively. Our overall gross profit margin was 36.1%, 38.1% and 35.8%, respectively. The following table sets forth a breakdown of our gross profit and gross profit margin.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS	78,425	22.5	52,783	27.5	39,805	5,606	20.4
Cloud-based CC(1)	139,946	50.7	144,654	46.5	127,855	18,009	49.8
Cloud-based UC&C	52,012	41.5	28,414	31.8	36,832	5,187	31.3
Other services	1,550	66.4	449	33.1	157	22	14.3
Total	271,933	36.1	226,300	38.1	204,649	28,824	35.8

(1)	The gross profit margin for cloud-based CC solutions that we offer on a recurring basis was 52.4%, 49.2% and 51.9% in 2021, 2022 and 2023, respectively.

The gross profit margin of our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis is primarily affected by the costs of telecommunications resources we paid to mobile network operators, which represented a majority of the costs for these solutions in 2021, 2022 and 2023. See “—Factors Affecting our Results of Operations—Controlling costs and expenses” for details of the impacts.

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

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses	297,360	30.3	326,513	35.8	222,538	31,344	34.7
Selling and marketing expenses	300,043	30.5	265,304	29.1	227,543	32,049	35.5
General and administrative expenses	385,498	39.2	319,217	35.1	191,113	26,918	29.8
Total	982,901	100.0	911,034	100.0	641,194	90,311	100.0

Research and development expenses

Our research and development expenses were RMB297.4 million, RMB326.5 million and RMB222.5 million (US$31.3 million) in 2021, 2022 and 2023, respectively, primarily representing (1) compensation paid to our research and development staff and (2) technology service expenses paid to outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions.

Selling and marketing expenses

Our selling and marketing expenses were RMB300.0 million, RMB265.3 million and RMB227.5 million (US$32.0 million) in 2021, 2022 and 2023, respectively, primarily representing (1) compensation paid to our sales and marketing staff, (2) our spending on online advertisement and other online promotional events to reach more customers, and (3) participation and organization of offline events to boost our brand image.

General and administrative expenses

Our general and administrative expenses were RMB385.5 million, RMB319.2 million and RMB191.1 million (US$26.9 million) in 2021, 2022 and 2023, respectively, primarily representing (1) compensation paid to our administrative staff and management team, including share-based compensation expenses, (2) professional services fees, rentals and certain administrative expenses, and (3) provision for doubtful accounts.

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

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	752,688	100.0	593,634	100.0	571,024	80,427	100.0
Cost of revenues	(480,755)	(63.9)	(367,334)	(61.9)	(366,375)	(51,603)	(64.2)
Gross profit	271,933	36.1	226,300	38.1	204,649	28,824	35.8
Operating expenses:
Selling and marketing expenses	(300,043)	(39.9)	(265,304)	(44.7)	(227,543)	(32,049)	(39.8)
General and administrative expenses	(385,498)	(51.2)	(319,217)	(53.8)	(191,113)	(26,918)	(33.5)
Impairment loss of goodwill	(149,092)	(19.8)	(107,407)	(18.1)	—	—	—
Impairment loss of intangible assets	(136)	(0.0)	(28,011)	(4.7)	—	—	—
Provision for U.S Class Action	—	—	(83,575.0)	(14.1)	—	—	—
Other operating expenses	(51,354)	(6.8)	(70,417)	(11.9)	—	—	—
Research and development expenses	(297,360)	(39.5)	(326,513)	(55.0)	(222,538)	(31,344)	(39.0)
Total operating expenses	(1,183,483)	(157.2)	(1,200,444)	(202.2)	(641,194)	(90,311)	(112.3)
Operating loss	(911,550)	(121.1)	(974,144)	(164.1)	(436,545)	(61,487)	(76.4)
Interest expenses	(366)	(0.0)	(428)	(0.1)	—	—	(0.0)
Interest income	11,344	1.5	14,627	2.5	26,826	3,778	4.7
Investment income/(loss)	—	—	340	—	563	79	0
Share of losses of equity method investments	(596)	(0)	(1,969)	(0.3)	(1,470)	(207)	(0.3)
Gain from disposal of other equity investments	—	—	5,138	—	—	—	—
Change in fair value of long-term investment	47,247	6.3	—	—	—	—	—
Impairment loss of long-term investments	(6,603)	(1)	(7,400)	(1.2)	(8,011)	(1,128)	(1.4)
Change in fair value of warrant liabilities	(29,011)	(3.9)	—	—	—	—	—
Gain/(loss) from disposal of subsidiaries, net	2,899	0.4	(2,739)	(0.5)	—	—	—
Foreign currency exchange gains/(losses), net	(6,696)	(0.9)	(9,666)	(1.6)	5,699	803	1.0
Loss before income taxes	(893,332)	(118.7)	(976,241)	(164.4)	(412,938)	(58,162)	(72.3)
Income tax (expense)/benefit	(11,120)	(1.5)	342	0.1	564	79	0.1
Net loss	(904,452)	(120.2)	(975,899)	(164.4)	(412,374)	(58,083)	(72.2)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 3.8% from RMB593.6 million in 2022 to RMB571.0 million (US$80.4 million) in 2023, primarily due to the following.

●	Revenues from our CPaaS solutions remained relatively stable at RMB192.2 million and RMB195.4 million (US$27.5 million) in 2022 and 2023, respectively, primarily due to a 14.4% increase in revenues generated from our text messaging services from RMB119.4 million in 2022 to RMB136.7 million (US$19.2 million) in 2023, which was primarily due to business recovery from the impact of COVID-19 pandemic, partially offset by a 44.0% decrease in revenues generated from our jointly-operated CPaaS services from RMB27.6 million in 2022 to RMB15.4 million (US$2.2 million) in 2023 because we terminated the cooperation with respect to one of the communications service platforms jointly operated with mobile network operators.

●	Revenues from our cloud-based CC solutions decreased by 17.3% from RMB310.8 million in 2022 to RMB257.0 million (US$36.2 million) in 2023. Our recurring revenues decreased by 4.6% from RMB187.7 million in 2022 to RMB179.0 million (US$25.2 million) in 2023, primarily due to the decreased demands from our customers. Our project-based revenues decreased by 36.7% from RMB123.1 million in 2022 to RMB77.9 million (US$11.0 million) in 2023, primarily due to the decreased average project value in 2023.

●	Revenues from our cloud-based UC&C solutions increased by 31.6% from RMB89.4 million in 2022 to RMB117.6 million (US$16.6 million) in 2023, primarily due to projects delayed during the COVID-19 pandemic in 2021 and 2022 being delivered and revenues being recognized in 2023.

Cost of revenues

Our cost of revenues remained relatively stable at RMB367.3 million in 2022 and RMB366.4 million (US$51.6 million) in 2023, primarily due to the following.

●	Cost of revenues from our CPaaS solutions increased by 11.6% from RMB139.4million in 2022 to RMB155.6 million (US$21.9 million) in 2023, primarily due to a 14.8% increase in costs related to text messaging from RMB112.0 million in 2022 to RMB128.6 million (US$18.1 million) in 2023, generally in line with the increased revenues from our text messaging services. Our costs related to text messaging are affected by the number of texts sent by our customers and the unit price charged by the major mobile network operators in China.

●	Cost of revenues from our cloud-based CC solutions decreased by 22.3% from RMB166.1 million in 2022 to RMB129.1 million (US$18.2 million) in 2023, primarily due to (1) a 39.3% decrease in cost of revenues from our project-based cloud-based CC solutions from RMB70.9 million in 2022 to RMB43.0 million (US$6.1 million) in 2023 mainly due to the decreased business scale and the decreased outsourcing costs for certain projects that we undertook, and (2) a 9.6% decrease in cost of revenues from our subscription-based cloud-based CC solutions from RMB95.3 million in 2022 to RMB86.1 million (US$12.1 million) in 2023 mainly due to the decreased business scale and the decrease in the number of minutes of voice calls that we facilitated through our solutions.

●	Cost of revenues from our cloud-based UC&C solutions increased by 32.5% from RMB60.9 million in 2022 to RMB80.7 million (US$11.4 million) in 2023, primarily due to the increased business scale.

Gross profit

As a result of the foregoing, our gross profit decreased by 9.6% from RMB226.3 million in 2022 to RMB204.6 million (US$28.8 million) in 2023. Our gross profit margin decreased from 38.1% in 2022 to 35.8% in 2023, primarily due to a lower proportion of revenues generated from our cloud-based CC solutions, which typically have higher profit margins as compared to CPaaS solutions.

Operating expenses

●	Research and development expenses. Our research and development expenses decreased by 31.8% from RMB326.5 million in 2022 to RMB222.5 million (US$31.3 million) in 2023, primarily due to (1) a 35.4% decrease in the R&D staff expenses of RMB97.9 million (US$13.8 million), mainly due to decreases in the headcount of and the compensation level for our R&D personnel, (2) a 24.4% decrease in the technology service expenses of RMB6.8 million (US$1.0 million) as our solutions grew mature, and (3) a 39.3% decrease in lease expenses of RMB5.5 million (US$0.8 million), which was in line with the reduced R&D headcount, partially offset by an increase in the share-based compensation expenses from negative RMB6.0 million in 2022 to RMB1.7 million (US$0.2 million) in 2023, mainly due to the departure of certain R&D staff in 2022.

●	Selling and marketing expenses. Our selling and marketing expenses decreased by 14.2% from RMB265.3 million in 2022 to RMB227.5 (US$32.0 million) in 2023, primarily due to (1) a 14.8% decrease in staff expenses of RMB27.5 million (US$3.9 million), mainly due to decreases in the headcount of and the compensation level for our sales and marketing personnel, and (2) a 18.6% decrease in spending on advertising campaigns and marketing activities of RMB9.8 million (US$1.4 million), mainly due to our expenses control measures.

●	General and administrative expenses. Our general and administrative expenses decreased by 40.1% from RMB319.2 million in 2022 to RMB191.1 million (US$26.9 million) in 2023, primarily due to (1) an 85.1% decrease in share-based compensation expenses of RMB96.6 million (US$13.6 million), mainly due to a decrease in amortized expenses as the options vested, and (2) a 24.5% decrease in staff expenses of RMB20.9 million (US$2.9 million) , mainly due to decreases in the headcount of and the compensation level for our management and administrative personnel, partially offset by a 29.3% increase in the service fees paid to third parties of RMB15.9 million (US$2.2 million).

●	Impairment loss of goodwill. We did not record impairment loss of goodwill in 2023, as compared to RMB107.4 million recorded in 2022, primarily because the fair value of reporting unit was less than the carrying amount as of December 31, 2022.

●	Other operating expenses. We did not record operating expenses in 2023, as compared to RMB70.4 million recorded in 2022, primarily because we expensed the prepayments in 2022 as we expected that there was a possibility that such amounts might not be fully recovered in the future.

Operating loss

As a result of the foregoing, our operating loss decreased by 55.2% from RMB974.1 million in 2022 to RMB436.5 million (US$61.5 million) in 2023.

Other income and expenses

●	Interest expenses. Our interest expenses decreased from RMB0.4 million in 2022 to nil in 2023, as we had no borrowings in 2023.

●	Interest income. Our interest income increased by 83.4% from RMB14.6 million in 2022 to RMB26.8 million (US$3.8 million) in 2023, primarily due to the increases in average deposits and interest rate.

●	Investment income. Our investment income increased by 65.6% from RMB0.3 million in 2022 to RMB0.6 million (US$79,000), primarily due to the increased realized gain related to short-term investments.

●	Share of losses of equity method investments. Our share of losses of equity method investments decreased by 25.3% from RMB2.0 million in 2022 to RMB1.5 million (US$0.2 million) in 2023, primarily due to the decreased losses incurred by an equity investee that we invested in.

●	Gain from disposal of long-term investments. We recorded gain from disposal of long-term investments of nil in 2023 as we had no such disposal in the same year, as compared to RMB5.1 million in 2022.

●	Impairment loss of long-term investments. We incurred impairment loss of long-term investments of RMB8.0 million (US$1.1 million) in 2023, as compared to RMB7.4 million in 2022, primarily due to a non-temporary impairment of the long-term investments.

●	Gain from disposal of subsidiaries, net. We recorded gain from disposal of subsidiaries of nil in 2023 as we had no such disposal in the same year, as compared to gain from disposal of subsidiaries of RMB2.7 million in 2022.

●	Foreign currency exchange gains/(losses), net. We recorded foreign currency exchange gains of RMB5.7 million (US$0.8 million) in 2023, as compared to foreign currency exchange loss of RMB9.7 million in 2022, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax (expense)/benefit

We recorded income tax benefit of RMB0.3 million and RMB0.6 million (US$79,000) in 2022 and 2023, respectively.

Net loss

As a result of the foregoing, our net loss decreased by 57.7% from RMB975.9 million in 2022 to RMB412.4 million (US$58.1 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 21.1% from RMB752.7 million in 2021 to RMB593.6 million in 2022, primarily due to the following.

●	Revenues from our CPaaS solutions decreased by 44.9% from RMB348.9 million in 2021 to RMB192.2 million in in 2022, primarily due to (1) a 49.4% decrease in revenues generated from our text messaging services from RMB235.8 million in 2021 to RMB119.4 million in 2022, (2) a 54.4% decrease in revenues generated from our voice call services from RMB56.9 million in 2021 to RMB 26.0 million in 2022, and (3) a 56.5% decrease in revenues generated from our IoT services from RMB30.5 million in 2021 to RMB 13.3 million in 2022, all of which were due to our strategic adjustment of business and the impact of local outbreaks of COVID-19.

●	Revenues from our cloud-based CC solutions increased by 12.5% from RMB276.1 million in 2021 to RMB310.8 million in 2022. Our recurring revenues increased by 0.5% from RMB186.7 million in 2021 to RMB187.7 million in 2022, primarily because we acquired Zhuge in December 2021 and devoted more resources to our cloud-based CC solutions, which contributed to our business growth, partially offset by decreased usage of certain enterprise customers as they were affected by the continued impact from COVID-19 outbreak. Our project-based revenues increased by 37.6% from RMB89.4 million in 2021 to RMB123.1 million in 2022, primarily due to an increase in the number of projects as a result of our business expansion.

●	Revenues from our cloud-based UC&C solutions decreased by 28.7% from RMB125.4 million in 2021 to RMB89.4 million in 2022, primarily due to the impact of local outbreaks of COVID-19 on our business development and project delivery.

Cost of revenues

Our cost of revenues decreased by 23.6% from RMB480.8 million in 2021 to and RMB367.3 million in 2022, respectively, primarily due to the following.

●	Cost of revenues from our CPaaS solutions decreased by 48.5% from RMB270.4 million in 2021 to RMB139.4 in 2022, primarily due to (1) a 49.4% decrease in costs related to text messaging from RMB221.1 million in 2021 to RMB112.0 million in 2022, and (2) a 46.2% decrease in costs related to voice call services from RMB44.9 million in 2021 to RMB24.1 million in 2022, both of which were mainly due to the decreased usages of text messages and voice calls.

●	Cost of revenues from our cloud-based CC solutions increased by 22.0% from RMB136.2 million in 2021 to RMB166.1 million in 2022, primarily due to (1) a 49.7% increase in cost of revenues from our project-based cloud-based CC solutions from RMB47.3 million in 2021 to RMB70.9 million in 2022 primarily as a result of increased business scale, and (2) 7.2% increase in cost of revenues from our subscription-based cloud-based CC solutions from RMB88.8 million in 2021 to RMB95.3 million in 2022 primarily as a result of increased business scale, to which our acquisition of Zhuge also contributed.

●	Cost of revenues from our cloud-based UC&C solutions decreased by 16.9% from RMB73.3 million in 2021 to RMB60.9 million in 2022, primarily due to the decrease in the number of projects delivered.

Gross profit

As a result of the foregoing, our gross profit decreased by 16.5% from RMB271.9 million in 2021 to RMB226.3 million in 2022. Our gross profit margin increased from 36.1% in 2021 to 38.1% in 2022, primarily due to a greater portion of revenues generated from our cloud-based CC solutions, which typically have higher profit margins as compared to CPaaS solutions.

Operating expenses

●	Research and development expenses. Our research and development expenses increased by 9.8% from RMB297.4 million in 2021 to RMB326.5 million in 2022, primarily due to (1) a 29.7% increase in the R&D staff expenses of RMB63.3 million as we recruited highly regarded experts in the second half of 2021 to develop core features and functions for our cloud-based CC solutions and cloud-based UC&C solutions, (2) a 28.4% increase in the lease expenses of RMB3.1 million, which was in line with the increased number of R&D staff, partially offset by (i) a significant decrease in the share-based compensation expenses of RMB24.5 million due to the departure of certain R&D staff in the second half of 2022, and (ii) a 35.0% decrease in the technology service expenses paid to the outsourcing service providers of RMB15.1 million as an increased proportion of our R&D activities was carried out by our enlarged in-house R&D team.

●	Selling and marketing expenses. Our selling and marketing expenses decreased by 11.6% from RMB300.0 million in 2021 to RMB265.3 in 2022, primarily due to (1) a 26.8% decrease in spending on advertising campaigns and marketing activities of RMB19.3 million as a result of the impact of local outbreaks of COVID-19, (2) a 97.6% decrease in share-based compensation expenses of RMB20.6 million due to the departure of certain sales and marketing staff in the second half of 2022, partially offset by a 4.2% increase in staff expenses of RMB7.5 million due to the increase in the number of highly compensated employees as we recruited more talents in the second half of 2021 to achieve business growth.

●	General and administrative expenses. Our general and administrative expenses decreased by 17.2% from RMB385.5 million in 2021 to RMB319.2 million in 2022, primarily due to a 52.2% decrease in share-based compensation expenses of RMB123.9 million due to the departure of certain general and administrative staff in the second half of 2022, partially offset by (i) a significant increase in the service fees paid to third parties of RMB37.4 million, and (ii) a 31.2% increase in staff expenses of RMB20.3 million primarily due to the increase in the number of highly compensated employees as we recruited more talents in the second half of 2021 to improve our administrative efficiency.

●	Impairment loss of goodwill. We recorded impairment loss of goodwill of RMB107.4 million in 2022, as compared to RMB149.1 million in 2021, primarily due to the fair value of reporting unit is less than the carrying amount.

●	Other operating expenses. We recorded other operating expenses of RMB70.4 million in 2022, as compared to RMB51.4 million in 2021, primarily because we expensed the prepayments as we concluded that there is a possibility that such amounts may not be fully recovered in the future according to the conservatism principle of accounting.

Operating loss

As a result of the foregoing, our operating loss increased from RMB911.6 million in 2021 to RMB974.1 million in 2022.

Other income and expenses

●	Interest expenses. Our interest expenses increased by 16.9% from RMB0.4 million in 2021 to RMB0.4 million in 2022, primarily due to an increase in average borrowings.

●	Interest income. Our interest income increased by 28.9% from RMB11.3 million in 2021 to RMB14.6 million in 2022, primarily due to an increase in average deposit interest rate.
●	Investment income. We recorded investment income of RMB0.3 million in 2022, as compared to nil in 2021, primarily relating to our short-term investments.

●	Share of losses of equity method investments. Our share of losses of equity method investments increased significantly from RMB0.6 million in 2021 to RMB2.0 million in 2022, primarily due to the losses incurred by an equity investee we invested in in December 2021.

●	Gain from disposal of long-term investments. We recorded gain from disposal of long-term investments of RMB5.1 million in 2022, as compared to nil in 2021, primarily as we disposed of our interests in an equity investee.

●	Impairment loss of long-term investments. We incurred impairment loss of long-term investments of RMB7.4 million in 2022, as compared to RMB6.6 million in 2021, primarily due to a non-temporary impairment of long-term investments.

●	Change in fair value of long-term investments. We recorded change in fair value of long-term investments of nil in 2022, as compared to RMB47.2 million in 2021, primarily due to the fair value change of our other equity investments with an observable price in 2021.

●	Change in fair value of warrant liabilities. We recorded change in fair value of warrant liabilities of nil in 2022, as compared to RMB29.0 million in 2021, primarily due to the fair value change of Series C warrant, Series E warrant and Series F warrant, which was exercised in March 2021, November 2020, and January 2021, respectively.

●	Gain/(loss) from disposal of subsidiaries, net. We recorded loss from disposal of subsidiaries of RMB2.7 million in 2022, as compared to gain from disposal of subsidiaries of RMB2.9 million in 2021.

●	Foreign currency exchange gains/(losses), net. We recorded foreign currency exchange losses of RMB9.7 million in 2022, as compared to foreign currency exchange loss of RMB6.7 million in 2021, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax benefit/(expense)

We incurred income tax expense of RMB11.1 million and income tax benefit of RMB0.3 million in 2021 and 2022, respectively.

Net loss

As a result of the foregoing, our net loss increased by 7.9% from RMB904.5 million in 2021 to RMB975.9 million in 2022.

B. Liquidity and Capital Resources

In 2021, 2022 and 2023, we incurred net loss of RMB904.5 million, RMB975.9 million and RMB412.4 million (US$58.1 million), and our net cash used in operating activities was RMB238.1 million, RMB567.3 million and RMB516.2 million (US$72.7 million) in the same years, respectively. In 2021, cash flow from financing activities, such as cash generated from issuance of preferred shares and long-term borrowings, and proceeds from our initial public offering, have been our principal sources of liquidity. In 2022 and 2023, we recorded cash used in financing activities of RMB52.8 million and nil, respectively. In 2021, net cash provided by financing activities amounted to RMB2,444.7 million. In 2022 and 2023, net cash used in financing activities was RMB52.8 million and nil, respectively. We recorded net cash used in investing activities of RMB1,814.6 million in 2021. In 2022 and 2023, net cash provided by investing activities was RMB351.6 million and RMB351.3 million (US$49.5 million), respectively.

Based upon service type and our assessment of customers’ credit and ongoing relationships, our payment terms typically range from 60 to 180 days after our customers have been billed. Days sales outstanding, calculated by gross accounts receivable outstanding as of the year end divided by revenues for the year and multiplied by the number of days in such year, were 105 days, 132 days and 156 days for 2021, 2022 and 2023, respectively. Our days sales outstanding increased from 132 days in 2022 to 156 days in 2023, primarily because we extended payment cycles for large customers to maintain stable customer relationship. Our days sales outstanding increased from 105 days in 2021 to 132 days in 2022, primarily due to the extended payment cycles caused by the local outbreaks of COVID-19. We will closely monitor our outstanding accounts receivable and follow up with relevant customers on a continuous basis in order to collect overdue balances.

In February 2016, Ronglian Yitong entered into a two-year credit facility with SPD Silicon Valley Bank, or SPD, to borrow up to RMB40.0 million. In December 2017, the credit line was decreased from RMB40.0 million to RMB20.0 million, and Ronglian Yitong entered into another one-year credit facility with SPD to borrow up to RMB20.0 million. In December 2018, Ronglian Yitong entered into an additional two-year credit facility with SPD to borrow up to RMB40.0 million to support our working capital. These facilities were pledged by accounts receivable - third parties of Ronglian Yitong. As of December 31, 2019, accounts receivable - third parties and other receivables of Ronglian Yitong of RMB124.3 million, RMB8.5 million, respectively, were restricted as they were served as pledged securities to such bank borrowings under these credit facilities. The secured bank loans matured and were paid off in full in December 2020 and the accounts receivable - third parties and other receivables of Ronglian Yitong were released from pledge in the meantime. In June 2020, Beijing Ronglian Guanghui Technology Co., Ltd., Ronglian Qimo, and Beijing Ronglian Huitong Technology Information Co., Ltd., all of which are the affiliated entities in China, entered into a one-year credit facility with Bank of Beijing to borrow up to RMB3.0 million, RMB4.0 million and RMB3.0 million, respectively. In August 2020, Ronglian Yitong obtained unsecured short-term bank borrowings in the amount of RMB10.0 million from Bank of Beijing. Such bank borrowings from Bank of Beijing were paid off in full in 2021. In December 2021, we obtained secured bank loans of RMB5.5 million (US$0.9 million) from the business acquisition of Zhuge, which were secured by the founder of Zhuge. As of December 31, 2023, we did not have short-term bank borrowings.

As of December 31, 2023, 78.3% of our cash and cash equivalents were held in China, and 34.9% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the affiliated entities, we do not have direct access to the cash and cash equivalents or future earnings of the affiliated entities. However, a portion of the cash balances of the affiliated entities will be paid to us pursuant to our contractual arrangements with the affiliated entities. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the years indicated.

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(238,079)	(567,270)	(516,202)	(72,707)
Net cash (used in)/provided by investing activities	(1,814,560)	351,628	351,294	49,479
Net cash provided by/(used in) financing activities	2,444,749	(52,765)	—	—
Effect of foreign currency exchange rate changes on cash	(36,235)	138,795	20,092	2,831
Net increase/(decrease) in cash and restricted cash	355,875	(129,612)	(144,816)	(20,397)
Cash and restricted cash at the beginning of the year	301,002	656,877	527,265	74,264
Cash and restricted cash at the end of the year	656,877	527,265	382,449	53,867

Operating activities

Net cash used in operating activities was RMB516.2 million (US$72.7 million) in 2023, primarily due to net loss of RMB412.4 million (US$58.1 million), adjusted primarily by (1) non-cash items including share-based compensation of RMB22.2 million (US$3.1 million), allowance for doubtful accounts RMB16.5 million (US$2.3 million), depreciation of property and equipment and amortization of intangible assets of RMB8.8 million (US$1.2 million), impairment loss of long-term investments of RMB8.0 million (US$1.1 million), (2) changes in working capital that negatively affected operating cash flow, including a decrease in accrued expenses and other current liabilities of RMB118.2 million (US$16.6 million) primarily relating to payment for U.S class action, a decrease in accounts payable of RMB34.4 million (US$4.8 million) primarily due to the increase of payment to mobile network operators for telecommunications resources, and an increase in accounts receivable from third parties, net of RMB28.1 million (US$4.0 million) primarily due to the decrease in customer collections, and (3) changes in working capital that positively affected operating cash flow, including a decrease in contract assets of RMB26.7 million (US$3.8 million) primarily as such amounts were reclassified into accounts receivable following our issuance of invoices.

Net cash used in operating activities was RMB567.3 million in 2022, primarily due to net loss of RMB975.9 million, adjusted primarily by (1) non-cash items including share-based compensation of RMB107.5 million, impairment loss of goodwill of RMB107.4 million, provision for U.S class action of RMB83.6 million, impairment loss of intangible asset of RMB28.0 million and allowance for doubtful accounts of RMB25.6 million, (2) changes in working capital that negatively affected operating cash flow, including an increase in contract assets of RMB31.4 million, an increase in operating lease right-of-use assets of RMB25.2 million primarily as we adopted new accounting policies for operating leases in January 2022 and recognized right-of-use assets and lease liabilities based on the present value of the lease payments over the lease term, and a decrease in accounts payable of RMB24.6 million primarily due to the decrease in advances to mobile network operators for telecommunications resources, which was in line with the decrease in our CPaaS business, and (3) changes in working capital that positively affected operating cash flow, including an increase in contract liabilities of RMB61.9 million primarily as a result of the increase in cash received from customers, and an decrease in prepayments and other current assets of RMB27.6 million.

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

Investing activities

Net cash provided by investing activities was RMB351.3 million (US$49.5 million) in 2023, primarily due to cash received from maturity of term deposits of RMB1,308.9 million (US$184.4 million) and cash received from sale of short-term investments of RMB24.7 million (US$3.5 million), partially offset by cash paid for term deposits of RMB938.5 million (US$132.2 million) and cash paid for purchase of short-term investments of RMB28.2 million (US$4.0 million).

Net cash provided by investing activities was RMB351.6 million in 2022, primarily due to cash received from maturity of term deposits of RMB5,040.3 million, cash received from disposal of long-term investments of RMB65.0 million and cash received from sale of short-term investments of RMB64.8 million, partially offset by cash paid for term deposits of RMB4,345.9 million and cash paid for purchase of short-term investments of RMB349.4 million.

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

Financing activities

We did not incur net cash used in or provided by financing activities in 2023, primarily because we possessed sufficient cash and did not engage in any financing activity in 2023.

Net cash used in financing activities was RMB52.8 million in 2022, primarily due to repurchase of treasury stock of RMB39.3 million, repayment of long-term borrowings of RMB8.0 million, and repayment for short-term bank borrowings of RMB5.5 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment such as computer, software and office equipment and purchase of intangible assets including software copyrights and telecommunication business licenses. Our capital expenditures were RMB8.7 million, RMB6.8 million and RMB1.8 million (US$0.2 million) in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance.

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

Financial Information Related to the VIE

The following tables present the consolidating schedule of financial information relating to Cloopen Group Holding Limited, or the Parent, consolidated affiliated entities and non-VIE consolidated entities as of and for the years ended December 31, 2021, 2022 and 2023.

Selected consolidated statements of comprehensive loss data

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	639,139	156,521	(42,972)	752,688
Cost of revenues	—	(427,786)	(72,085)	19,116	(480,755)
Gross profit	—	211,353	84,436	(23,856)	271,933
Operating expenses	(280,773)	(819,753)	(122,756)	39,799	(1,183,483)
Operating loss	(280,773)	(608,400)	(38,320)	15,943	(911,550)
Loss before income taxes	(280,773)	(692,550)	(12,371)	92,363	(893,331)
Net loss	(280,773)	(699,152)	(16,905)	92,379	(904,451)

	Year ended December 31, 2022
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	636,320	52,911	(95,597)	593,634
Cost of revenues	—	(324,465)	(137,686)	94,817	(367,334)
Gross profit	—	311,855	(84,775)	(780)	226,300
Operating expenses	(238,074)	(860,969)	(109,776)	8,375	(1,200,444)
Operating loss	(238,074)	(549,114)	(194,551)	7,595	(974,144)
Loss before income taxes	(238,074)	(548,206)	(194,782)	4,821	(976,241)
Net loss	(238,074)	(544,042)	(198,605)	4,822	(975,899)

	Year ended December 31, 2023
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	553,910	45,600	(28,486)	571,024
Cost of revenues	—	(346,257)	(49,906)	29,788	(366,375)
Gross profit	—	207,653	(4,306)	1,302	204,649
Operating expenses	(89,953)	(439,508)	(92,566)	(19,167)	(641,194)
Operating loss	(89,953)	(231,855)	(96,872)	(17,865)	(436,545)
Loss before income taxes	(89,953)	(233,465)	(103,841)	14,321	(412,938)
Net loss	(89,953)	(232,856)	(103,885)	14,320	(412,374)

Selected consolidated balance sheets data

	As of December 31, 2021
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	1,512,815	776,119	2,287,193	(1,865,062)	2,711,065
Total non-current assets	850,554	312,531	1,350	(849,261)	315,174
Total assets	2,363,369	1,088,650	2,288,543	(2,714,323)	3,026,239
Total current liabilities	57,033	1,977,013	1,215,603	(2,548,902)	700,747
Total non-current liabilities	—	14,883	2,004	3,334	20,221
Total liabilities	57,033	1,991,896	1,217,607	(2,545,568)	720,968

Total shareholders’ deficit attributable to Cloopen Group Holding Limited	2,306,336	(902,181)	1,070,936	(168,755)	2,306,336
Non-controlling interests	—	(1,065)	—	—	(1,065)
Total liabilities and shareholders’ equity	2,363,369	1,088,650	2,288,543	(2,714,323)	3,026,239

	As of December 31, 2022
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	840,910	562,507	2,919,641	(2,175,169)	2,147,889
Total non-current assets	857,362	526,143	419,966	(1,638,269)	165,202
Total assets	1,698,272	1,088,650	3,339,607	(3,813,438)	2,313,091
Total current liabilities	135,054	2,558,058	(488,308)	(1,460,298)	744,506
Total non-current liabilities	—	6,262	2,381	—	8,643
Total liabilities	135,054	2,564,320	(485,927)	(1,460,298)	753,149
Total shareholders’ deficit attributable to Cloopen Group Holding Limited	1,563,218	1,091,926	1,261,214	(2,353,140)	1,563,218
Non-controlling interests	—	(3,276)	—	—	(3,276)
Total liabilities and shareholders’ equity	1,698,272	1,088,650	3,339,607	(3,813,438)	2,313,091

	As of December 31, 2023
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	145,207	509,400	1,142,659	(163,853)	1,633,413
Total non-current assets	1,108,131	213,207	2,264,779	(3,435,442)	150,675
Total assets	1,253,338	722,607	3,407,438	(3,599,295)	1,784,088
Total current liabilities	52,372	2,728,417	22,400	(2,217,187)	586,002
Total non-current liabilities	—	2,799	249	—	3,048
Total liabilities	52,372	2,731,216	22,649	(2,217,187)	589,050
Total mezzanine equity	—	—	—	—	—
Total shareholders’ deficit attributable to Cloopen Group Holding Limited	1,200,966	728,535	653,573	(1,382,108)	1,200,966
Non-controlling interests	—	(5,928)	—	—	(5,928)
Total liabilities, mezzanine equity and shareholders’ deficit	1,253,338	722,607	3,407,438	(3,599,295)	1,784,088

Selected consolidated statements of cash flows data

	Year ended December 31, 2021
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(13,099)	(174,049)	(644,927)	593,998	(238,077)
Net cash used in investing activities	(1,397,584)	(275,719)	(267,779)	126,520	(1,814,562)
Net cash provided by financing activities	2,685,674	579,690	1,371,923	(2,192,537)	2,444,750

	Year ended December 31, 2022
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(290,137)	(574,227)	(215,296)	512,390	(567,270)
Net cash provided by investing activities	(335,194)	26,940	(15,224)	675,106	351,628
Net cash provided by financing activities	(47,474)	437,759	148,688	(591,738)	(52,765)

	Year ended December 31, 2023
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(133,979)	(184,395)	(197,828)	—	(516,202)
Net cash used in investing activities	(569,407)	(6,700)	(860,399)	1,787,800	351,294
Net cash provided by financing activities	—	218,926	1,568,874	(1,787,800)	—

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

Commitments

The following table sets forth our contractual obligations as of December 31, 2023.

			Year Ending December 31,
	Total		2024	2025 and thereafter
	RMB	US$	RMB	RMB
	(in thousands)
Purchase commitments*	6,559	924	5,703	856

* Relates to purchase of software and equipment. The purchase commitments are contracted but not yet reflected in the consolidated financial statements as of December 31, 2023.

Save as disclosed above, we did not have any significant capital or other commitments, long term obligations or guarantees as of December 31, 2023.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trend, uncertainty, demand, commitment or event for the year of 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

In January 2017, we adopted the 2016 Plan. Under the 2016 Plan, we granted 5,355,499, nil and nil share options to our directors, officers and employees for 2021, 2022 and 2023, respectively. In January 2021, we adopted the 2021 Plan, under which restricted share units to purchase 10,674,879 Class A ordinary shares have been granted as of the date of this annual report, excluding those repurchased. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for more information in respect of the key terms of the 2016 Plan and the 2021 Plan and the outstanding options granted under such plans as of the date of this annual report. Further, in connection with the acquisition of EliteCRM in March 2021, we issued 2,411,177 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of EliteCRM. In addition, in connection with the acquisition of Zhuge in December 2021, we issued 468,455 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of Zhuge (excluding those repurchased pursuant to performance target adjustments). These restricted shares were issued under a private placement pursuant to an exemption or exclusion from the registration requirements under the Securities Act, subject to certain vesting schedule and forfeiture to the extent any share remains unvested in case of early termination of employment.

The weighted average grant date fair value of the share options granted was US$6.19, nil and nil for 2021, 2022 and 2023, respectively. The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

Year Ended December 31,
2021
Risk-free rate of return(1)	0.61%-1.88%
Volatility(2)	48.21%-49.36%
Expected dividend yield(3)	0%
Exercise multiple(4)	2.20
Fair value of underlying ordinary share	US$1.30- US$3.12
Expiration terms(5)	10 years

(1)	We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollars for a term consistent with the expected term of our options in effect at the option valuation date.

(2)	We estimate expected volatility based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options.

(3)	Expected dividend yield is zero as we do not anticipate any dividend payments in the foreseeable future.

(4)	We estimate the expected exercise multiple as the average ratio of the stock price to the exercise price of when our employees will decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication.

(5)	Expiration term is the contract life of the options.

In 2021, 2022 and 2023, we recorded share-based compensation expenses of RMB277.6 million, RMB107.5 million and RMB22.2 million (US$3.1 million) related to our share options, restricted shares, ordinary shares issued to management employees to acquire their equity interests in majority-owned subsidiaries and waiver of subscription receivable due from Mr. Changxun Sun. The following table sets forth the breakdown of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses in the years indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	507	0.2	(621)	(0.6)	3.0	0.0	0.0
Research and development expenses	18,564	6.7	(5,953)	(5.5)	1,660.0	234.0	7.5
Selling and marketing expenses	21,150	7.6	510	0.5	3,639.0	513.0	16.4
General and administrative expenses	237,395	85.5	113,526	105.6	16,937.0	2,386.0	76.2
Total	277,616	100.0	107,462	100.0	22,238	3,132	100.0

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2(ii) to our consolidated financial statements included elsewhere in this annual report.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong Special Administrative Region profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate at 8.25%, whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2021, 2022 and 2023.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Changxun Sun	49	Chief executive officer
Yipeng Li	48	Chief financial officer
Xiegang Xiong	55	Chief product officer and chief technology officer
Cheng Luo	42	Chairman of the board, director and chief executive officer assistant
Pengfei Yuan	42	Director and financial director
Qingsheng Zheng	48	Director
Ye Yuan	43	Director
Yuanqi Wang	32	Director
Ming Zhao	50	Director
Zi Yang	40	Director
Adam J. Zhao	57	Independent director
Tim Yimin Liu	49	Independent director
Ziguang Gao	43	Independent director

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

B. Compensation

Compensation of Directors and Executive Officers

For 2023, the aggregate cash compensation to directors and executive officers was approximately RMB9.2 million (US$1.3 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance, as well as housing fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 26,176,809 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which

●	options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised on January 25, 2021, which may be repurchased by our company in case of termination of employment;

●	options to purchase 3,645,942 Class A ordinary shares granted to certain employees were subsequently exercised; and

●	options to purchase 3,690,965 Class A ordinary shares are still outstanding, with exercise prices ranging from US$0.147 to US$0.38 per share.

The 18,839,902 Class A ordinary shares issued upon exercise of the options on January 25, 2021 include options granted to certain management members to purchase 6,410,750 Class A ordinary shares, and are subject to restrictions on transfer during their respective original vesting periods and may be repurchased by our company at the original exercise price to the extent any remains unvested in case of termination of employment. As of the date of this annual report, all of the 18,839,902 Class A ordinary shares issued upon exercise of the options have become unrestricted under their respective original vesting schedules.

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

As of the date of this annual report, restricted share units to purchase an aggregate of 10,674,879 Class A ordinary shares are granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 10,484,223 Class A ordinary shares are still outstanding.

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

As of the date of this annual report, other grantees as a group held options to purchase an aggregate of 2,690,965 Class A ordinary shares, with exercise prices ranging from US$0.147 per share to US$0.38 per share, and restricted shares units to purchase an aggregate of 7,584,223 Class A ordinary shares.

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

D. Employees

As of December 31, 2023, we had a total of 1,214 employees. The following table sets forth the breakdown of our employees as of December 31, 2023 by function.

	Number of
Function	Employees	% of Total
Research and development	122	10.0
Sales and marketing	329	27.1
Project execution	375	30.9
General administration	388	32.0
Total	1,214	100.0

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

			Total	% of total
			ordinary	ordinary
			shares on	shares on	% of
	Class A	Class B	an as-	an as-	aggregate
	ordinary	ordinary	converted	converted	voting
	shares	shares	basis	basis††	power†††
Directors and Executive Officers†
Changxun Sun(1)	2,000,000	25,649,839	27,649,839	8.29	45.79
Yipeng Li(2)	*	-	*	*	*
Xiegang Xiong(2)	*	-	*	*	*
Cheng Luo(2)	*	-	*	*	*
Pengfei Yuan(2)	*	-	*	*	*
Kui Zhou(3)	-	-	-	-	-
Qingsheng Zheng	-	-	-	-	-
Ye Yuan	-	-	-	-	-
Lei Du(4)	-	-	-	-	-
Yuanqi Wang	-	-	-	-	-
Ming Zhao	-	-	-	-	-
Zi Yang	-	-	-	-	-
Adam J. Zhao	*	-	*	*	*
Tim Yimin Liu	-	-	-	-	-
Ziguang Gao	*	-	*	*	*
All directors and executive officers as a group	8,614,978	25,649,839	34,264,817	10.22	46.82
Principal Shareholders:
Main Access Limited(5)	55,677,341	-	55,677,341	16.68	9.86
HSG CV IV Holdco, Ltd and Max Honest Limited(6)	53,580,097	-	53,580,097	16.06	9.49
Trustbridge Partners V, L.P.(7)	38,474,611	-	38,474,611	11.53	6.82
Cloopen Co., Ltd.	-	25,649,839	25,649,839	7.69	45.43

*	Represents less than 1% of our total outstanding shares on an as converted basis.

†	Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Tower A, Fairmont Tower 33 Guangshun North Main Street, Chaoyang District, Beijing, People’s Republic of China.

††	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (1) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun, and (2) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under our share incentive plans issued due to exercise of options under the 2016 Plan. The registered address of Cloopen Co., Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Flawless Success Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents Class A ordinary shares held by Flawless Success Limited and Flawless Wisdom Limited, nominees of two employee incentive trusts that hold such shares for and on behalf of the grantees under our share incentive plans, respectively, and Class A ordinary shares the person has the right to acquire within 60 days of the date of this annual report. The registered address of Flawless Success Limited and Flawless Wisdom Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Excludes shares held by Max Honest Limited. See footnote (6). Mr. Kui Zhou ceased to be our director since November 2023.

(4)	Mr. Lei Du ceased to be our director since August 2024.

(5)	Represents 55,677,341 Class A ordinary shares held by Main Access Limited, a company incorporated in British Virgin Islands, as reported in the Schedule 13G filed with the SEC on February 9, 2022. Main Access Limited is a wholly-owned subsidiary of Turbo Speed Technology Limited, which is a wholly-owned subsidiary of Success Bridge Limited, which is a wholly-owned subsidiary of Hi Sun Technology (China) Limited, a company listed on The Stock Exchange of Hong Kong Limited (Stock Code: 818). There is no ultimate controlling person of Main Access limited. Turbo Speed Technology Limited, Success Bridge Limited and Hi Sun Technology (China) Limited disclaim beneficial ownership of the securities other than to the extent of any pecuniary interest they may have therein. The registered office of Main Access Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Represents (1) 27,528,456 Class A ordinary shares held by HSG CV IV Holdco, Ltd., a company incorporated in Cayman Islands with limited liability, and (2) 26,051,641 Class A ordinary shares held by Max Honest Limited, as reported in the Schedule 13G filed with the SEC on February 14, 2022. The sole shareholder of HSG CV IV Holdco, Ltd. is HSG CV IV Senior Holdco, Ltd. The sole shareholder of HSG CV IV Senior Holdco, Ltd. is HongShan Capital Venture Fund IV, L.P., the general partner of which is HSG Venture IV Management, L.P., whose general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of HSG CV IV Holdco, Ltd. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The sole shareholder of Max Honest Limited is Beijing HongShan Mingde Equity Investment Center Company (L.P.), or, Mingde, whose general partner is Beijing HongShan Kunde Investment Management Center Limited Partnership, or Kunde. The general partner of Kunde is Shanghai Huanyuan Investment Management Limited, or Huanyuan. Huanyuan is wholly owned by Mr. Kui Zhou and Ms. Xin Fu. The investment committee of Mingde, which includes Mr. Neil Nanpeng Shen and Mr. Kui Zhou, manages the decisions taken by Mingde to vote or to direct a vote, or to dispose, or direct the disposition of, the shares held by Mingde. As the management power is vested in the investment committee of which Mr. Neil Nanpeng Shen and Mr. Kui Zhou are members, Mr. Shen and Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Mingde. The registered office of Max Honest Limited is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P., as reported in the Schedule 13G/A filed with the SEC on February 5, 2024. Trustbridge Partners V, L.P. is a Cayman registered private equity fund. The registered office of Trustbridge Partners V, L.P. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Related Parties

Transactions with certain managements

As of December 31, 2020, the amounts due from the three management employees, including Mr. Changxun Sun, were RMB0.9 million. We received full repayments of RMB0.9 million in cash from the three management employees in January 2021.

Transitions with entities affiliated with a principal shareholder

We provided cloud-based UC&C solutions to subsidiaries of Hi Sun Technology (China) Limited, or Hi Sun Technology, an entity affiliated with Main Access Limited, which is one of our principal shareholders. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We generated revenues of RMB5.2 million, nil, and nil in 2021, 2022 and 2023, respectively. We did not have amounts due from Hi Sun Technology as of December 31, 2021, 2022 and 2023.

We also engaged subsidiaries of Hi Sun Technology for outsourcing services in relation to research and development, and recognized research and development expenses of RMB2.0 million, nil and nil in 2021, 2022 and 2023, respectively. We did not have amounts due to Hi Sun Technology as of December 31, 2021, 2022 and 2023.

Transactions with certain unconsolidated affiliates

In 2020, we provided certain interest-free loans of RMB1.4 million to Beijing Jingu Shitong Technology Co., Ltd., or Beijing Jingu, an unconsolidated affiliate, which were repaid in January 2021. In addition, we recorded revenues of RMB99,000, nil and nil from CPaaS services to Beijing Jingu in 2021, 2022 and 2023, respectively. We did not have amounts due from Beijing Jingu as of December 31, 2021, 2022 and 2023.

We recorded revenues of RMB0.2 million, nil million and nil from CPaaS services to Beijing Lianxinzhihui Technology Co., Ltd., or Beijing Lianxinzhihui, in 2021, 2022 and 2023, respectively. Amounts due from Beijing Lianxinzhihui were RMB3,000, nil and nil as of December 31, 2021, 2022 and 2023, respectively, which were recorded under accounts receivable - related parties, net.

We recorded revenues of RMB0.5 million, RMB1.3 million and RMB0.9 million (US$0.1 million) from CPaaS services to Shenyang Yunrongxin Technology Co., Ltd, or Shenyang Yunrongxin, in 2021, 2022 and 2023, respectively. Amounts due from Shenyang Yunrongxin were RMB0.1 million, RMB99,000 and RMB0.7 million (US$98,000) as of December 31, 2021, 2022 and 2023, respectively, which were recorded under accounts receivable - related parties, net. In addition, we engaged subsidiaries of Shenyang Yunrongxin for outsourcing services in relation to project development, and recognized cost of revenues of nil, nil and RMB0.3 million (US$45,000) in 2021, 2022 and 2023, respectively. Amounts due to Shenyang Yunrongxin were RMB0.7 million, RMB0.7 million and RMB0.2 million (US$21,000) as of December 31, 2021, 2022 and 2023, respectively, which were recorded under amounts due to related parties.

We recorded revenues of RMB5,000, RMB2,000 and nil from CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd, or Shenzhen City Yunjitong, in 2021, 2022 and 2023, respectively. Amounts due to Shenzhen City Yunjitong were RMB5,000, RMB5,000 and RMB4,000 (US$600), as of December 31, 2021, 2022 and 2023, respectively, which were received in advance for CPaaS services and were recorded under amounts due to related parties.

In November 2021, we acquired 20% of the equity interest in Shanghai Keshen Information Technology Co., Ltd, or Shanghai Keshen, and significant influence over it through board representation. Accordingly, we regarded it as one of our related parties since then. We provided cloud-based UC&C services to subsidiaries of Shanghai Keshen. In 2021, 2022 and 2023, we recorded revenues of nil, RMB34,000 and RMB6,000 (US$800). Amounts due from Shanghai Keshen were nil and RMB4,000 (US$600) as of December 31, 2022 and 2023, respectively, which were recorded under accounts receivable - related parties, net. We purchased project development services from Shanghai Keshen, which is included in cost of revenues of nil, nil and RMB3.3 million (US$0.5 million) in 2021, 2022 and 2023, respectively. Amounts due to Shanghai Keshen were RMB53,000 and RMB51,000 (US$7,000) as of December 31, 2022 and 2023, respectively, which were recorded under amounts due to related parties. We also recorded amounts due from related party of RMB0.1 million and RMB3.4 million (US$0.5 million) relating to prepayment of project development service fee as of December 31, 2022 and 2023, respectively.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to foreign exchange.”

E. Taxation

Cayman Islands Taxation

As advised by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporate tax.

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

Although the law in this regard is unclear, we treat the affiliated entities, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Based on the market price of the ADSs and ordinary shares and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis. In addition, if it were determined that we are not the beneficial owner of the VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2023, and future taxable years.

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

Under current law, a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are currently quoted and tradeable on the OTC market, which we do not believe is considered to be an established securities market in the United States, and therefore we do not believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, dividends that we pay on our ordinary shares that are not backed by ADSs will not meet the conditions required for the reduced tax rate. Regardless, as discussed above under “—Passive foreign investment company considerations,” we believe we are classified as a PFIC for our taxable year ended December 31, 2023. Accordingly, we do not expect that dividends paid on the ADSs or ordinary shares will meet the conditions required for such reduced tax rates.

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

Based on the market price of the ADSs and ordinary shares and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis. In addition, if it were determined that we are not the beneficial owner of the VIE for U.S. federal income tax purposes, we would be treated as a PFIC for our taxable year ended December 31, 2023, and future taxable years.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration Risk

No customers individually represented greater than 10.0% of our total revenues in 2021, 2022 and 2023. No suppliers individually represented greater than 10.0% of our total purchases in 2021. One of our suppliers represented 11.1% of our total purchases in 2022. Two suppliers represented 14.7% and 13.4% of our total purchases in 2023, respectively.

Two customers represent 21.0% and 17.1% of our total accounts receivable, net including related party amounts and contract assets as of December 31, 2022, respectively. Two of our customers represented 15.4% and 13.8% of our total accounts receivable, net including related party amounts and contract assets as of December 31, 2023, respectively.

Two of our suppliers represented 11.2% and 11.1% of our total accounts payable as of December 31, 2022, respectively. Two of our suppliers represented 14.7% and 11.3% of our total accounts payable as of December 31, 2023, respectively.

No customers of us individually represented greater than 10.0% of our total contract liabilities as of December 31, 2022. One customer represented 10.2% of our total contract liabilities as of December 31, 2023.

One of our suppliers represented 21.5% of our prepayments and other current assets excluding related party amounts as of December 31, 2022. One supplier individually represented 21.0% of our prepayments and other current assets excluding related party amounts as of December 31, 2023.

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, restricted cash, term deposits, short-term investments and accounts receivable. The total amount of these financial instruments was RMB1,988.8 million and RMB1,494.0 million (US$210.4 million) as of December 31, 2022 and 2023. Our investment policy requires cash, restricted cash, term deposits and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. We regularly evaluate the credit standing of the counterparties or financial institutions.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2023, we did not receive any reimbursement from the depositary.

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

As of the date of this annual report, we used approximately US$180.1 million of the net proceeds received from our initial public offering to fund our strategic investments and acquisitions, enhancement and upgrade of our existing solutions and introduction of new ones, investment in technologies and working capital and general corporate purposes. We intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2023.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective due to the outstanding material weaknesses detailed under the below section.

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

As required by Section 404 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was ineffective due to the material weaknesses identified below.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) lack of rigorous implementation of controls on financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) insufficient authorization, monitoring or review controls in the revenue and the purchase processes, and the long-term investment procedures, (6) lack of systematic process controls over the filing and registration of the sales and purchase agreements, (7) insufficient acceptance control of systems (or subsystems) developed by external subcontractors and (8) insufficient due diligence on long-term equity investments.

To remedy the identified material weaknesses, we have begun to, and will continue to, improve our internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) enhancing guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process, especially on recognizing a gross or net basis revenue and monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) enhancing systematic management and review process controls over the acceptance check of outsource services and labor cost of project-based revenue, (6) enhancing systematic process controls over the filing and registration of the sales and purchase agreements, (7) enhancing authorization or review controls in the revenue and the purchase processes to ensure the existence, reasonableness and accuracy of the transactions, (8) enhancing background check controls of the customers and suppliers, and (9) implementing regular review on staff to self-disclose conflicts of interest on a yearly basis. Because such remedial measures have not been fully implemented as of the date of this annual report, our management concludes that the material weaknesses still exist as of such date.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting during the fiscal year of 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ARK Pro CPA & Co, our incumbent independent registered public accounting firm, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2022	2023
	RMB	RMB	US$
	(in thousands)
Audit fees*	7,354	6,280	884

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 18, 2022, we engaged Yu Certified Public Accountant, P.C., or Yu CPA, as our independent registered public accounting firm. Yu CPA replaced KPMG Huazhen LLP, or KPMG, who resigned on April 29, 2022. The engagement of our independent registered public accounting firm was made after careful consideration and evaluation process and was approved by our board of directors and our audit committee.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (to reflect the ADS ratio change effected on March 15, 2023) (incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.3	Deposit Agreement dated February 8, 2021, by and among the Registrant, the depositary and the owners and holders of American depositary shares issued thereunder (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)
2.4	The Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated as of November 13, 2020 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.5	The Sixth Amended and Restated Right of First Refusal and Co-sale Agreement between the Registrant and other parties thereto dated as of November 13, 2020 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.6*	Description of Securities
4.1	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.2	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.4	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.5	Amended and Restated Exclusive Business Cooperation Agreement between Anxun Guantong (Beijing) Technology Co., Ltd. and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.6	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.7	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.8	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.9	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing Hongshan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.10	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.11	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.12	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.13	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing Hongshan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.14	Power of Attorney issued by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.) dated as of August 28, 2019 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.15	Power of Attorney issued by Changxun Sun dated as of August 28, 2019 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.16	Power of Attorney issued by Jianhong Zhou dated as of March 28, 2019 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.17	Power of Attorney issued by Beijing Hongshan Shengde Equity Investment Center (Limited Partnership) dated as of November 3, 2020 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.18	Spousal Consent Letter issued by the spouse of Changxun Sun dated as of August 28, 2019 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.19	Series F Preferred Share Purchase Agreement between the Registrant and other parties thereto dated as of November 4, 2020 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.20	Warrant to Purchase Series F Preferred Shares of the Registrant, dated as of November 13, 2020 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.21	Termination Agreement in respect of the Current Contractual Agreements among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing HongShan Shengde Equity Investment Center (Limited Partnership) and Bejing Ronglian Yitong Information Technology Co., Ltd. dated as of January 5, 2024 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
8.1*	List of Principal Subsidiaries and Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on August 27, 2024)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of CM Law Firm
15.3*	Consent of ARK Pro CPA & Co
16.1	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
16.2	Letter from Yu Certified Public Accountant, P.C. to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.2 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: March 24, 2025

CLOOPEN GROUP HOLDING LIMITED

To the Shareholders and Board of Directors

Cloopen Group Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cloopen Group Holding Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

Hong Kong, China

March 24, 2025

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		December 31,
	Notes	2022	2023
		RMB	RMB	US$
ASSETS
Current assets
Cash	4	526,740	377,947	53,233
Restricted cash	4	525	4,502	634
Term deposits	2(i)	915,845	545,368	76,813
Short-term investments	16	412,031	422,559	59,516
Accounts receivable – third parties, net	5	133,577	143,421	20,200
Accounts receivable – related parties, net	5,21	99	704	99
Contract assets	19	50,838	26,107	3,677
Amounts due from a related party	21	105	3,350	472
Prepayments and other current assets	6	108,129	109,455	15,417
Total current assets		2,147,889	1,633,413	230,061
Non-current assets
Long-term investments	7	58,530	54,049	7,613
Property and equipment, net	8	14,389	10,385	1,463
Operating lease right-of-use assets	9	16,342	13,992	1,971
Intangible assets, net	10	16,934	14,294	2,013
Goodwill	11	54,427	54,427	7,666
Other non-current assets		4,580	3,528	497
Total non-current assets		165,202	150,675	21,223
Total assets		2,313,091	1,784,088	251,284
LIABILITIES AND SHAREHOLDERS’ EUQITY
Current liabilities
Accounts payable		122,124	87,729	12,356
Contract liabilities	19	359,801	363,228	51,160
Operating lease liabilities-current	9	10,162	10,300	1,451
Amounts due to related parties	21	780	205	29
Payable for business acquisition	4	8,915	-	-
Accrued expenses and other current liabilities	12	242,724	124,540	17,541
Total current liabilities		744,506	586,002	82,537
Non-current liabilities
Operating lease liabilities-non current	9	6,448	2,164	305
Deferred income tax liabilities	17	1,285	857	121
Other non-current liabilities		910	27	4
Total non-current liabilities		8,643	3,048	430
Total liabilities		753,149	589,050	82,967
Commitments and contingencies (Note 20)
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 600,000,000 shares authorized, 309,105,485 shares issued as of December 31, 2022 and 2023, and 301,287,039 and 308,308,147 shares outstanding as of December 31, 2022 and 2023, respectively)		193	195	27
Class B Ordinary Shares (US$0.0001 par value, 25,649,839 shares authorized, issued and outstanding as of December 31, 2022 and 2023; each Class B ordinary share is convertible into one Class A ordinary share)		17	17	2
Additional paid-in capital		11,184,360	11,210,542	1,578,972
Treasury stock		(120,899)	(120,899)	(17,028)
Accumulated other comprehensive loss		(78,613)	(57,327)	(8,074)
Accumulated deficit		(9,421,840)	(9,831,562)	(1,384,747)
Total shareholders’ Equity attributable to Cloopen Group Holding Limited		1,563,218	1,200,966	169,152
Non-controlling interests		(3,276)	(5,928)	(835)
Total shareholders’ Equity		1,559,942	1,195,038	168,317
Total liabilities and shareholders’ equity		2,313,091	1,784,088	251,284

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		Year ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
Revenues (including related parties amounts of RMB 5,994, RMB 1,377 and RMB 919 for the years ended December 31,2021, 2022 and 2023, respectively)	19,21	752,688	593,634	571,024	80,427
Cost of revenues (including related parties amounts of RMB nil, nil and 3,623 for the years ended December 31, 2021, 2022 and 2023, respectively)	21	(480,755)	(367,334)	(366,375)	(51,603)
Gross profit		271,933	226,300	204,649	28,824
Operating expenses:
Selling and marketing expenses		(300,043)	(265,304)	(227,543)	(32,049)
General and administrative expenses		(385,498)	(319,217)	(191,113)	(26,918)
Impairment loss of goodwill		(149,092)	(107,407)	-	-
Impairment loss of intangible assets		(136)	(28,011)	-	-
Provision for U.S Class Action		-	(83,575)	-	-
Other operating expenses		(51,354)	(70,417)	-	-
Research and development expenses (including related parties amounts of RMB1,974, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	21	(297,360)	(326,513)	(222,538)	(31,344)
Total operating expenses		(1,183,483)	(1,200,444)	(641,194)	(90,311)

Operating loss		(911,550)	(974,144)	(436,545)	(61,487)
Interest expenses		(366)	(428)	-	-
Interest income		11,344	14,627	26,826	3,778
Investment income		-	340	563	79
Share of losses of equity method investments	7	(596)	(1,969)	(1,470)	(207)
Gain from disposal of long-term investments		-	5,138	-	-
Change in fair value of long-term investments		47,247	-	-	-
Impairment loss of long-term investments	7	(6,603)	(7,400)	(8,011)	(1,128)
Change in fair value of warrant liabilities	13	(29,011)	-	-	-
Gain(loss) from disposal of subsidiaries, net		2,899	(2,739)	-	-
Foreign currency exchange gains (losses), net		(6,696)	(9,666)	5,699	803
Loss before income taxes		(893,332)	(976,241)	(412,938)	(58,162)
Income tax expense	17	(11,120)	342	564	79
Net loss		(904,452)	(975,899)	(412,374)	(58,083)
Net loss attributable to non-controlling interests		(593)	(1,001)	(2,652)	(374)
Net loss attributable to Cloopen Group Holding Limited		(903,859)	(974,898)	(409,722)	(57,709)
Accretion and modifications of Redeemable Convertible Preferred Shares	14	(4,878,652)	-	-	-
Net loss attributable to ordinary shareholders		(5,782,511)	(974,898)	(409,722)	(57,709)

Net loss		(904,452)	(975,899)	(412,374)	(58,083)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes		(308,001)	153,655	21,286	2,998
Total other comprehensive income (loss)		(308,001)	153,655	21,286	2,998

Comprehensive loss		(6,091,105)	(822,244)	(391,088)	(55,085)
Comprehensive loss attributable to non-controlling interests		(593)	(1,001)	(2,652)	(374)
Comprehensive loss attributable to Cloopen Group Holding Limited		(6,090,512)	(821,243)	(388,436)	(54,711)

Net loss per ordinary share
—Basic and diluted	18	(19.62)	(3.03)	(1.27)	(0.18)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	18	294,793,258	321,885,046	321,945,825	321,945,825

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	A ordinary shares		B Ordinary shares		Treasury Shares	Pre-offering Class A ordinary shares		Pre-offering Class B ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated other comprehensive income(loss)	Accumulated deficit	Total shareholders’ equity attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders’ equity
		Number of shares	RMB	Number of shares	RMB	RMB	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021		-	-	-	-	-	41,932,446	29	55,957,962	33	-	-	75,733	(2,681,632)	(2,605,837)	2,513	(2,603,324)
Issuance of ordinary shares to Cloopen Japan’s non-controlling interest shareholders as share based compensation	16	-	-	-	-	-	1,424,312	1	-	-	20,620	-	-	-	20,621	(5,867)	14,754
Exercise of options before IPO		-	-	-	-	-	11,697,012	7	-	-	15,917	-	-	-	15,924	-	15,924
IPO Pre-offering ordinary shares converted to ordinary shares		85,361,893	53	25,649,839	17	-	(55,053,770)	(37)	(55,957,962)	(33)	-	-	-	-	-	-	-
IPO preferred shares converted to ordinary shares		158,900,014	103	-	-	-	-	-	-	-	8,539,512	(336,179)	-	-	8,203,436	-	8,203,436
Initial Public Offering		46,000,000	30	-	-	-	-	-	-	-	2,195,797	-	-	-	2,195,827	-	2,195,827
Exercise of Warrant C		638,569	-	-	-	-	-	-	-	-	38,844	-	-	-	38,844	-	38,844
Change in the ownership interest in subsidiaries		-	-	-	-	-	-	-	-	-	251	-	-	-	251	89	340
Exercise of options		6,385,825	4	-	-	-	-	-	-	-	10,964	-	-	-	10,968	-	10,968
Issuance of restricted ordinary shares to company’s interest shareholders as share based compensation	16	2,411,177	2	-	-	-	-	-	-	-	89,784	-	-	-	89,786	-	89,786
Acquisition of Kunlun		-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,793	2,793
Repurchase of ordinary shares		-	-	-	-	(81,638)	-	-	-	-	-	-	-	-	(81,638)	-	(81,638)
Acquisition of subsidiaries Zhuge	4	30,462	-	-	-	-	-	-	-	-	299	-	-	-	299	-	299
Receive the Subscription receivables for Series C and Series E Redeemable Convertible Preferred Shares	15	-	-	-	-	-	-	-	-	-	-	336,179	-	-	336,179	-	336,179
Net loss		-	-	-	-	-	-	-	-	-	-	-	-	(903,859)	(903,859)	(593)	(904,452)
Share-based compensation	16	-	-	-	-	-	-	-	-	-	172,188	-	-	-	172,188	-	172,188
Accretion and modification of Redeemable Convertible Preferred Shares		-	-	-	-	-	-	-	-	-	(17,201)	-	-	(4,861,451)	(4,878,652)	-	(4,878,652)
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	-	-	-	-	-	(308,001)	-	(308,001)	-	(308,001)
Balance as of December 31, 2021		299,727,940	192	25,649,839	17	(81,638)	-	-	-	-	11,066,975	-	(232,268)	(8,446,942)	2,306,336	(1,065)	2,305,271

The accompanying notes are an integral part of these consolidated financial statements

CLOOPEN GROUP HOLDING LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders’ equity
		Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022		299,727,940	192	25,649,839	17	(81,638)	11,066,975	(232,268)	(8,446,942)	2,306,336	(1,065)	2,305,271
Change in the ownership interest in the subsidiaries		-	-	-	-	-	4,877	-	-	4,877	(1,210)	3,667
Exercise option		8,529,150	1	-	-	-	4,012	-	-	4,013	-	4,013
Issuance of restricted ordinary shares to company’s interest shareholders as share based compensation	15	-	-	-	-	-	1,034	-	-	1,034	-	1,034
Repurchase of common shares		797,338	-	-	-	(39,261)	-	-	-	(39,261)	-	(39,261)
Net loss		-	-	-	-	-	-	-	(974,898)	(974,898)	(1,001)	(975,899)
Share-based compensation	15	-	-	-	-	-	107,462	-	-	107,462	-	107,462
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	153,655	-	153,655	-	153,655
Balance as of December 31, 2022		309,054,428	193	25,649,839	17	(120,899)	11,184,360	(78,613)	(9,421,840)	1,563,218	(3,276)	1,559,942

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

	Note	Class A ordinary shares		Class B ordinary shares		Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders’ equity
		Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023		309,054,428	193	25,649,839	17	(120,899)	11,184,360	(78,613)	(9,421,840)	1,563,218	(3,276)	1,559,942
Cumulative effect of adoption of ASC 326	2	-	-	-	-	-	-	-	(196)	(196)	-	(196)
Exercise option		1,442,808	2	-	-	-	3,943	-	-	3,945	-	3,945
Net loss		-	-	-	-	-	-	-	(409,526)	(409,526)	(2,652)	(412,178)
Share-based compensation	15	-	-	-	-	-	22,239	-	-	22,239	-	22,239
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	21,286	-	21,286	-	21,286
Balance as of December 31, 2023		310,491,236	195	25,649,839	17	(120,899)	11,210,542	(57,327)	(9,831,562)	1,200,966	(5,928)	1,195,038
Balance as of December 31, 2023—US$		-	27	-	2	(17,028)	1,578,972	(8,074)	(1,384,747)	169,152	(835)	168,317

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Operating activities:

Net loss	(904,452)	(975,899)	(412,374)	(58,083)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for doubtful accounts	17,115	-	-	-
Allowance for credit loss	-	25,589	16,456	2,318
Share-based compensation	277,617	107,462	22,238	3,132
Depreciation of Property and equipment and amortization of Intangible assets	10,504	13,893	8,775	1,236
Amortization of right-of-use asset and interest on lease liabilities	-	8,823	4,516	636
Deferred tax expense (benefit)	5,122	(8,806)	(429)	(60)
Share of losses of equity method investments	596	1,969	1,470	207
Change in fair value of long-term investments	(47,247)	-	-	-
Gain from disposal of long-term investments	-	(5,138)	-	-
Impairment loss of long-term investments	6,603	7,400	8,011	1,128
Losses (gains) from disposal of property and equipment	493	62	66	9
Investment income	-	(340)	(563)	(79)
Impairment loss of intangible assets	136	28,011	-	-
Losses from disposal of intangible assets	24	-	-	-
Impairment loss of goodwill	149,092	107,407	-	-
Losses (gains) from disposal of subsidiaries, net	(2,899)	2,739	-	-
Change in fair value of warrant liabilities	29,011	-	-	-
Provision for U.S Class Action	-	83,575	-	-
Unrealized foreign exchange (gains) losses	6,696	9,666	(5,699)	(803)
Changes in operating assets and liabilities, net of effect of disposal of subsidiaries:
Accounts receivable - third parties, net	34,342	1,234	(28,125)	(3,961)
Accounts receivable - related parties, net	13,420	216	(724)	(102)
Contract assets	(6,647)	(31,422)	26,675	3,757
Amounts due from related parties	3,942	(105)	(3,245)	(457)
Prepayments and other current assets	(15,497)	27,591	(1,326)	(187)
Operating lease right-of-use assets	-	(25,165)	(2,166)	(305)
Other non-current assets	1,667	(1,452)	1,052	148
Accounts payable	28,206	(24,589)	(34,395)	(4,844)
Contract liabilities	94,962	61,863	3,427	483
Amounts due to related parties	(3,472)	(14)	(575)	(81)
Operating lease liabilities	-	16,610	(4,146)	(584)
Other non-current liabilities	3,334	(2,424)	3,063	431
Accrued expenses and other current liabilities	59,253	3,974	(118,184)	(16,646)
Net cash used in operating activities	(238,079)	(567,270)	(516,202)	(72,707)
Investing activities:
Cash paid for business combination	(203,164)	(116,396)	(8,915)	(1,256)
Cash paid for purchase of property and equipment	(7,390)	(5,825)	(807)	(114)
Cash paid for purchase of intangible assets	(1,273)	(980)	(952)	(134)
Cash paid for purchase of equity method investments	(21,900)	-	-	-
Cash paid for purchase of other equity investments	(20,000)	-	(5,000)	(704)
Cash received from sale of short-term investments	-	64,833	24,663	3,474
Cash paid for purchase of short-term investments	(127,514)	(349,350)	(28,187)	(3,970)
Cash received from disposal of property and equipment	30	-	15	2
Cash received from consolidation of subsidiaries	10,890	-	-	-
Cash received from disposal of a subsidiary	2,500	-	-	-
Cash Received from disposal of long-term investments	1,500	64,987	-	-
Cash from disposal of subsidiaries	(1,024)	-	-	-
Collection of interest free loans provided to related parties	2,300	-	-	-
Cash paid for term deposits	(3,375,933)	(4,345,910)	(938,458)	(132,179)
Cash received from maturity of term deposits	1,926,418	5,040,269	1,308,935	184,360
Net cash provided by/(used in) investing activities	(1,814,560)	351,628	351,294	49,479
Financing activities:
Proceeds from IPO	2,195,827	-	-	-
Receive the Subscription receivables for Series C and E Redeemable Convertible Preferred Shares	336,179	-	-	-
Exercises of warrant F	219,667	-	-	-
Payment of issuance costs	(5,549)	-	-	-
Exercises share options	26,892	-	-	-
Repayment of long-term borrowings	-	(8,004)	-	-
Payables to a VIE shareholder	(230,087)	-	-	-
Payment of initial public offering (“IPO”) costs	(8,146)	-	-	-
Repurchase of treasury stock	(68,894)	(39,261)	-	-
Repayment for short-term bank borrowings	(21,140)	(5,500)	-	-
Net cash provided by/(used in) financing activities	2,444,749	(52,765)	-	-
Effect of foreign currency exchange rate changes on cash	(36,235)	138,795	20,092	2,831
Net increase/(decrease) in cash and restricted cash	355,875	(129,612)	(144,816)	(20,397)
Cash and restricted cash at the beginning of the year	301,002	656,877	527,265	74,264
Cash and restricted cash at the end of the year	656,877	527,265	382,449	53,867
Supplemental information
Interest paid	291	479	-	-
Income tax paid	299	368	93	13
Non-cash investing and financing activities:
Issuance of ordinary shares as the consideration for purchase of non-controlling interests	20,621	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2022 and 2023, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements:

	December 31,
	2022	2023
	RMB	RMB
Cash	82,750	106,603
Restricted cash	525	4,502
Accounts receivable - third parties, net	125,644	140,673
Accounts receivable - related parties, net*	30,113	50,144
Contract assets	50,838	26,107
Amounts due from related parties	211,453	117,764
Prepayments and other current assets	61,184	63,607
Total current assets	562,507	509,400
Long-term investments	58,530	54,049
Property and equipment, net	13,613	9,943
Operating lease right-of-use assets	14,039	11,094
Intangible assets, net	15,533	13,639
Goodwill	54,427	54,427
Other non-current assets	3,958	2,997
Total assets	722,607	655,549
Accounts payable	113,687	81,211
Contract liabilities	359,154	363,180
Amounts due to related parties**	1,977,866	2,217,392
Payable for business acquisition	8,915	-
Operating lease liabilities-current	8,871	7,775
Accrued expenses and other current liabilities	89,565	58,859
Total current liabilities	2,558,058	2,728,417
Operating lease liabilities-non current	4,977	1,942
Deferred income tax liabilities	1,285	857
Total liabilities	2,564,320	2,731,216

*	Accounts receivable-related parties, net includes accounts receivable, net due from the Company and its subsidiaries, which are eliminated upon consolidation, and accounts receivable, net due from one of the Company’s shareholders and other related parties of RMB99 and RMB704 as of December 31, 2022, and 2023.

**	Amounts due to related parties include amounts due to the Company and its subsidiaries, which are eliminated upon consolidation, and amounts due to one of the Company’s shareholders and other related parties of RMB780 and RMB205 as of December 31, 2022 and 2023.

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues	639,139	636,320	553,910
Net loss	(699,152)	(544,042)	(232,856)
Net cash used in operating activities	(174,049)	(574,227)	(184,395)
Net cash provided by/ (used in) investing activities	(275,719)	26,940	(6,700)
Net cash provided by financing activities	579,690	437,759	218,926
Net increase / (decrease) in cash and restricted cash	129,922	(109,528)	27,831
Cash and restricted cash at the beginning of the year	62,881	192,803	83,275
Cash and restricted cash at the end of the year	192,803	83,275	111,106

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for restricted cash of RMB525 and RMB4,502 as of December 31, 2022 and 2023, respectively. The creditors of VIEs do not have recourse to the general credit of WFOE.

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

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2023:

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

(c) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Group’s financial statements include, but not limited to, revenue recognition, fair value of assets and liabilities acquired in business combination, the allowance for credit loss of accounts receivable and contract assets, depreciable lives and recoverability of property and equipment and intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill, the realization of deferred income tax assets, the fair value of share based compensation awards, redeemable convertible preferred shares, short-term investments, equity method investments, other equity investments, warrant liabilities, incremental borrowing rates for operating lease liabilities, the fair value of the ordinary shares to determine the existence of beneficial conversion feature of the redeemable convertible preferred shares, and management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.

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

(d) Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of Federal Reserve Board on December 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

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

(g) Cash

Cash consists of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31,
	2022	2023
	RMB	RMB
Cash on hand	23	-
Cash balances include deposits in: Financial institutions in the mainland of the PRC
—Denominated in Renminbi (“RMB”)	209,053	237,178
—Denominated in US$	142,257	58,722
Total cash balances held at mainland PRC financial institutions	351,310	295,900
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”)
—Denominated in US$	105,357	30,882
Total cash balances held at HKSAR financial institutions	105,357	30,882
Financial institutions in Japan
—Denominated in Japanese Yen	53,464	28,544
— Denominated in United Stated Dollars (“USD”)	-	14,720
Total cash balances held at Japan financial institutions	53,464	43,264
Financial institutions in Malaysia
—Denominated in Malaysian Ringgit	328	413
—Denominated in US$	3,099	286
Total cash balances held at Malaysia financial institutions	3,427	699
Financial institutions in Singapore
—Denominated in SGD	7,513	6,153
— Denominated in United Stated Dollars (“USD”)	301	46
Total cash balances held at Singapore financial institutions	7,814	6,199
Financial institutions in the United States
—Denominated in USD	5,047	-
Total cash balances held at the United States financial institutions	5,047	-
Financial institutions in Korean
— Denominated in Korean Won (“KRW”)	298	280
— Denominated in United Stated Dollars (“USD”)	-	227
Total cash balances held at Korean financial institutions	298	507
Financial institutions in Mexico
— Denominated in United Stated Dollars (“USD”)	-	496
Total cash balances held at Korean financial institutions	-	496
Total cash balances held at financial institutions	526,717	377,947
Total cash balances	526,740	377,947

The bank deposits, including term deposits, with financial institutions in the mainland of the PRC and Japan are insured by the government authorities up to RMB500 and JPY10,000, respectively. The bank deposits including term deposits are insured by the government authorities with amounts up to RMB20,337 and RMB22,854 as of December 31, 2022, and 2023, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and Japan with acceptable credit rating.

(h) Restricted cash

Cash balances that have restrictions as to withdrawal or usage are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheets.

(i) Term deposits

Term deposits represent deposits at banks with original maturities more than three months but less than one year. The Group’s term deposits were denominated in US$ and were deposited at financial institutions in the mainland of the PRC with the interest rate of 4.2%, and 5.13% per annum as of December 31, 2022 and 2023, respectively.

Term deposits maintained at financial institutions consist of the following:

	2022	2023
	RMB	RMB
US$ denominated bank deposits with financial institutions in the PRC	915,845	545,368

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

(k) Accounts Receivable, net

Prior to January 1, 2023, the Company assesses recoverability of accounts receivable in accordance with ASC 310. Subsequent to January 1, 2023, accounts receivable is recorded at the realizable value amount, net of allowances for credit loss in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses are classified as “General and administrative” in the consolidated statements of comprehensive loss. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses using probability-of-default method, the Company considers size, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, and other factors that may affect the Company’s ability to collect from customers.

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

Financial assets and liabilities of the Group primarily consist of cash, restricted cash, term deposits, short-term investments, accounts receivable - third parties, net, accounts receivable - related parties, net, other receivables included in prepayments and other current assets, long-term investment, amounts due from related parties, accounts payable, contract liabilities, other payables included in accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on prices per units quoted by issuers and are categorized in Level 2 of the fair value hierarchy.

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

We recognize the incremental costs of obtaining contracts as selling, general and administrative expenses when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less. Assets recognized for costs to obtain a contract were not material as of December 31, 2023. Costs to fulfill a contract are recorded as assets if they relate directly to a contract or a specific anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in the future and the costs are expected to be recovered. Costs to fulfill a contract recognized as assets primarily consist of labor and materials costs and generally relate to engineering and set-up costs incurred prior to the satisfaction of performance obligations. Assets recognized for costs to fulfill a contract are included in the “Prepaid expenses and other current assets” line of the consolidated balance sheets and were not material as of December 31, 2023. Such assets are recognized as expenses as we transfer the related goods or services to the customer. All other costs to fulfill a contract are expensed as incurred.

As of December 31, 2023, there were no material amounts of remaining performance obligations that are required to be disclosed. As permitted by ASC 606, we have elected not to disclose information about remaining performance obligations where i) the performance obligation is part of a contract that has an original expected duration of one year or less or ii) when we recognize revenue from the satisfaction of the performance obligation in accordance with the right-to-invoice practical expedient.

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

The Company also provides services as an agent in provision of CPaaS platforms to customers. The Company identified one performance obligation and recognized the revenues, on a monthly basis, at the amount equal to the difference between the amount charged to the customers and the amount charged by telecommunication operators. The gross amount of revenue from services as an agent was RMB166 million, RMB89 million and RMB69 million for the years ended December 31, 2021, 2022 and 2023, respectively. The net amount of revenue from services as an agent was RMB41 million, RMB14 million and RMB16 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

(v) Research and Development Expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching in the field of cloud communication, and outsourced design expenses as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Research and development expenses are expensed as incurred in accordance with ASC 730 amounted to RMB297,360 RMB326,513 and RMB222,538 for the years ended December 31, 2021, 2022 and 2023, respectively.

(w) Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising expenses, promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2021, 2022 and 2023, the advertising expenses were RMB57,618, RMB52,716 and RMB42,885 respectively.

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

(z) Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in the PRC participate in a government mandated, multi-employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by the subsidiary of Japan. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB94,148, RMB104,722 and RMB86,198 for the years ended December 31, 2021, 2022 and 2023, respectively.

(aa) Income Taxes

The Company follows the asset and liability method in according for income taxes in according to ASC topic 740 “Taxation” (“ASC 740”), Income Taxes, Under this method, current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

The Company adopts ASC740 to account for uncertainty in income taxes. ASC740 clarifies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

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

(dd) Concentration and Risk

Concentration of customers and suppliers

No customers individually represent greater than 10.0% of total revenues of the Group during the years ended December 31, 2021, 2022 and 2023.

No suppliers individually represent greater than 10.0% of total purchases of the Group during the years ended December 31, 2021. One supplier represents 11.1% of total purchases of the Group during the year ended December 31,2022. Two supplier represents 14.7% and 13.4% of total purchases of the Group during the year ended December 31, 2023, respectively.

Two customers represent 21.0% and 17.1% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2022, respectively. Two customers represent 15.4% and 13.8% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2023, respectively.

Two suppliers represent 11.2% and 11.1% of total accounts payable of the Group as of December 31, 2022, respectively. Two suppliers represent 14.7% and 11.3% of total accounts payable of the Group as of December 31, 2023, respectively.

No customers individually represent greater than 10.0% of total contract liabilities of the Group as of December 31, 2022. One customer represents 10.2% of total contract liabilities of the Group as of December 31, 2023.

One supplier individually represents 21.5% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2022. One supplier individually represents 21.0% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2023.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, term deposits, short-term investments and accounts receivable. The total amount of these financial instruments was RMB1,989 million and RMB1,494 million as of December 31, 2022 and 2023.

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

During the years ended December 31, 2022 and 2023, no profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC. No appropriation to discretionary surplus fund was made for any of the periods presented by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries.

(ii) Impact of newly adopted accounting pronouncement

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. Prior to this ASU, an acquirer generally recognizes contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The ASU is to be applied prospectively to business combinations occurring on or after the effective date of the amendment (or if adopted early as of an interim period, as of the beginning of the fiscal year that includes the interim period of early application). The Group adopted this guidance on January 1, 2023 with no material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses, which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables and net investments on leases. The Group assessed that trade receivables, contract assets, other current assets and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of accounts receivable and contract assets which include size, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include industry-specific factors that could impact the credit quality of the Group’s receivables. This is assessed at year end based on the Group’s specific facts and circumstances. All forward looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group’s control. Primarily as a result of the macroeconomic and market turmoil caused by COVID-19, the Group updated the model based on the continuously monitoring result and took the latest available information into consideration.

The Group adopted this ASC 326 on January 1, 2023 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB196, which contributed by a decrease of accumulated deficit of RMB183 from the expected credit loss provision for accounts receivables and an increase of accumulated deficit of RMB379 from the expected credit loss provision for contract assets.

Other current assets and other non-current assets of the Group primarily consist of prepayment to suppliers, contract deposits and rent deposits, which don’t carry significant expected credit loss provision, and the expected loss of which is recognized individually. The following tables summarize the activity in the allowance for credit losses related to accounts receivable and contract assets for the year ended December 31, 2023.

Accounts receivable, net

	December 31,
	2022	2023
	RMB	RMB	US$
Accounts receivable	214,923	243,772	34,335
Allowance for credit loss	(81,247)	(99,647)	(14,035)
Accounts receivable, net	133,676	144,125	20,300

The following movement represents the movement in the allowance for credit losses:

	Year ended December 31,
	2022	2023
	RMB	RMB	US$
Balance at the beginning of the year	57,360	81,247	11,443
Adoption of ASC326	-	(183)	(26)
Provisions	23,887	18,583	2,617
Write-off	-	-	-
Balance at the end of the year	81,247	99,647	14,034

Contract assets, net

	December 31,
	2022	2023
	RMB	RMB	US$
Contract assets	63,144	36,469	5,136
Allowance for credit loss	(12,306)	(10,362)	(1,459)
Contract assets, net	50,838	26,107	3,677

The following movement represents the movement in the allowance for credit losses:

	Year ended December 31,
	2022	2023
	RMB	RMB	US$
Balance at the beginning of the year	10,604	12,306	1,733
Adoption of ASC326	-	379	53
Provisions	1,702	(2,323)	(327)
Write-off	-	-	-
Balance at the end of the year	12,306	10,362	1,459

(jj) Recently issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending December 31, 2024 and interim reporting periods during the year ending December 31, 2024. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the group’s consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. The amendments do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The new guidance is required to be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. This guidance is effective for the Company for the year ending December 31, 2024 and interim reporting periods during the year ending December 31, 2024. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the group’s consolidated financial statements.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

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

In March 2024, the Securities and Exchange Commission issued The Enhancement and Standardization of Climate - Related Disclosures for Investors, which requires entities to provide information of certain climate - related information. This update will be effective for the Company’s fiscal years beginning in 2027. The Company is currently in the process of evaluating the disclosure impact.

In November 2024, the FASB issued ASU2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The standard will require additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU2024-03 applies to all public business entities and is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. We are evaluating this standard to determine if adoption will have a material impact on our consolidated financial statements.

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

The intangible assets consist of trademark, non-compete arrangements, customer relationship and Technology. The fair values of trademark of RMB4,632, non-competition arrangements of RMB85, customer relationship of RMB15,000 and Technology of RMB 4,588 are amortized over 8 years, 2 years, 10 years and 6 years, respectively on a straight-line basis.

Intangible assets and goodwill arising from the above acquisition was subjected to annual impairment assessment, and impairment loss of nil, RMB8,691 and nil from intangible assets, and impairment loss of RMB82,467, RMB10,107 and nil from goodwill was recorded for the year ended December 31 2021, 2022 and 2023, respectively (refer to Note 10, and 11).

Since the date of acquisition, EliteCRM have contributed RMB48,701 and RMB8,968 in aggregate to the Group’s Revenue and loss, respectively, for the year ended December 31 2021.

Had the combination taken place on 1 January 2021, the revenue of the Group would have been RMB759,057, and loss of the Group would have been RMB898,419 respectively, for the year ended 31 December 2021.

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

Purchase consideration:	RMB
cash	31,800

Recognized amounts of identifiable assets acquired and liabilities assumed:	March, 2022
Prepaid expenses and other current assets	150
Intangible assets
Order backlogs	100
Trademark	1,000
Technology	3,730
Contract liabilities	(12,002)
Deferred income tax liability	(1,207)
Total identifiable assets acquired and liabilities assumed	(8,229)
Goodwill	40,029

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

4. CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	December 31,
	2022	2023
	RMB	RMB
Cash	526,740	377,947
Restricted cash	525	4,502
Total cash and restricted cash shown in the consolidated statements of cash flows	527,265	382,449

The balances of restricted cash were mainly related to bank deposits for performance guarantee, which were restricted for use as of December 31, 2022 and 2023, and will be released from restriction within the next 12 months.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2022	2023
	RMB	RMB
Accounts receivable - third parties	214,819	242,944
Allowance for credit loss - third parties	(81,242)	(99,523)
Accounts receivable - third parties, net	133,577	143,421

Accounts receivable – related parties	104	828
Allowance for credit loss – related parties	(5)	(124)
Accounts receivable – related parties	99	704

The movement of the allowance for credit loss including both account receivables due from third parties and a related party is as follows:

	Year ended December 31,
Allowance for credit loss - third parties	2022	2023
	RMB	RMB
Balance at the beginning of the year	57,344	81,242
Additions charged to credit loss	23,898	18,281
Write-off	-	-
Balance at the end of the year	81,242	99,523

	Year ended December 31,
Allowance for credit loss –related parties	2022	2023
	RMB	RMB
Balance at the beginning of the year	16	5
Additions charged to credit loss	(11)	119
Balance at the end of the year	5	124

The aging analysis table of allowance for credit loss is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Within 1 year	(7,031)	(61,083)
Thereafter	(74,211)	(38,440)
Allowance for credit loss - third parties	(81,242)	(99,523)

Within 1 year	(5)	(124)
Allowance for credit loss - related parties	(5)	(124)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2022 and 2023 consisted of the following:

	December 31,
	2022	2023
	RMB	RMB
Advance to suppliers	60,721	44,277
Deposits	11,417	13,452
Staff advances	902	967
Deductible input VAT	25,975	39,999
Receivables from third party payment platforms	1,387	1,594
Others	7,727	9,166
Prepayments and Other Current Assets	108,129	109,455

7. LONG-TERM INVESTMENTS

	For the year ended December 31,
	2022	2023
	RMB	RMB
Equity method investments
Shanghai Keshen Information Technology Co., Ltd.	14,146	13,165
Beijing Lingshang Chunding Technology Co., Ltd.	-	-
Total equity method investments	14,146	13,165

Other equity investments
Shanghai Yuhuan Information System Co.Ltd.	18,784	18,784
Beijing Hujingtiaoyue Technology Co., Ltd.	11,000	11,000
Xinyu Hongling Investment Management Center (limited Partnership)	14,600	11,100
Total other equity investments	44,384	40,884
Total long-term investments	58,530	54,049

(a) Equity method investments

Investments in Shanghai Keshen

In November 2021, Ronglian Yitong aquired 20% equity interest of Shanghai Keshen Information Technology Co., Ltd. (“Shanghai Keshen”), which is principally engaged in technology development, technology transfer, technical consultation and technical services, at a cash consideration of RMB15 million. Ronglian Yitong has the right to appoint one out of three directors for the year ended December 31, 2021. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through its board representation. Ronglian Yitong recognized its share of loss RMB479, RMB1,969 and RMB981 for the year ended December 31, 2021, 2022 and 2023. The Company performed an impairment analysis in 2021, 2022 and 2023, and recognized RMB406, nil and nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

Investments in Beijing Lingshang

In January 2023, Ronglian Yitong aquired 20% equity interest of Beijing Lingshang Chunding Technology Co., Ltd. (“Beijing Lingshang”), which is principally engaged in intelligent voice product development, technology transfer, technical consultation and technical services, at a cash consideration of RMB5 million. Ronglian Yitong has the right to appoint one out of three directors for the year ended December 31, 2023. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through its board representation. Ronglian Yitong recognized its share of loss RMB489 for the year ended December 31, 2023. The Company performed an impairment analysis in 2023, and recognized RMB4,511 impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

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

In December 2022 and 2023, The Company performed impairment analysis, and recognized RMB2,000 and nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

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

In December 2022 and 2023, the Company performed an impairment analysis, and recognized RMB5,400 and RMB3,500 impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

Investments in Shanghai Yuhuan

The Company performed impairment analysis for Shanghai Yuhuan Information System Co., Ltd. (“ShanghaiYuhuan”) in 2021, 2022 and 2023, and recognized RMB4,256, nil and nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value. To estimate the fair value of investment in Shanghai Yuhuan, the Company used discounted cash flow model (“DCF Model”), which is based on the fair value of the entire invested capital of Shanghai Yuhuan using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2022 and 2023 consisted of the following:

	December 31,
	2022	2023
	RMB	RMB
Computer and office equipment	23,301	22,045
Furniture and fixtures	3,323	2,855
Motor vehicles	938	938
Leasehold improvement	2,618	3,431
Buildings	4,702	4,702
Property and Equipment	34,882	33,971
Less: Accumulated depreciation	20,493	23,586
Property and Equipment, net	14,389	10,385

Depreciation expenses were RMB5,507, RMB5,304 and RMB5,383 for the years ended December 31, 2021, 2022 and 2023, respectively.

Depreciation expenses on property and equipment were allocated to the following expense items:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	1,404	22	279
Research and development expenses	1,395	1,403	2,019
Selling and marketing expenses	1,703	2,158	1,299
General and administrative expenses	1,005	1,721	1,786
Total depreciation expenses	5,507	5,304	5,383

9. Lease

The Group has entered into various non-cancellable operating lease agreements for certain offices. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	For the year ended December 31,
Operating leases:	2022	2023
Assets：	RMB	RMB	US$
Right-of-use assets - operating lease	16,342	13,992	1,971
Liability：
Current portion of operating lease liabilities	10,162	10,300	1,451
Non-current operating lease liabilities	6,448	2,164	305
Total operating lease liabilities	16,610	12,464	1,756

The components of lease expenses were as follows:

	For the year ended December 31,
	2022	2023
Lease Cost	RMB	RMB	US$
Amortization of right-of-use assets	24,158	14,437	2,033
Interest of operating lease liabilities	1,414	3,210	414
Expenses for short-term leases within 12 months and other non-lease component	2,315	2,022	226
Total lease cost	27,887	19,669	2,673

As of December 31, 2022 and 2023, the weighted average remaining lease term was 1.74 and 1.28 years and weighted average discount rate was 5.28% and 5.49% for the Company’s operating leases.

For the year ended December 31, 2021, 2022 and 2023, the Company recognized lease expense of RMB23,738, RMB26,954 and RMB19,669, respectively, under ASC 840.

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the year ended December 31,
	2022	2023
	RMB	RMB	US$
Cash payments for operating leases	27,575	20,582	2,899
ROU assets obtained in exchange for operating lease liabilities	7,455	7,825	1,102

As of Dec 31, 2023, the maturities of our operating are as follows:

	Operating Lease
Year ending December 31.	RMB	US$
2024	11,255	1,585
2025	2,320	327
Total future lease payments	13,575	1,912
Less: Imputed interest	1,111	156
Total lease liability balance	12,464	1,756

As of Dec 31, 2022, the maturities of our operating are as follows:

	Operating Lease
Year ending December 31.	RMB	US$
2023	13,260	1,923
2024	6,031	874
2025	941	136
Total future lease payments	20,232	2,933
Less: Imputed interest	2,895	420
Total lease liability balance	17,337	2,513

10. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, as of December 31, 2022 and 2023.

	December 31, 2022
	Gross			Net	Weighted average
	carrying	Accumulated	Accumulated	carrying	amortization
	amount	amortization	impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Software copyrights	16,109	(9,833)	-	6,276	7.0
Telecommunication business operation licenses	2,882	(2,787)	-	95	4.0
Technology	14,865	(2,608)	(10,474)	1,783	7.2
Non-compete arrangements	805	(254)	(545)	6	3.8
Customer relationship	15,000	(2,625)	(5,586)	6,789	10.0
Trademark	8,472	(1,381)	(5,106)	1,985	8.9
Order backlogs	8,660	(2,223)	(6,437)	-	4.0
Total	66,793	(21,711)	(28,148)	16,934

	December 31, 2023
	Gross			Net	Weighted average
	carrying	Accumulated	Accumulated	carrying	amortization
	amount	amortization	impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Software copyrights	16,860	(11,627)	-	5,233	7.2
Telecommunication business operation licenses	2,882	(2,819)	-	63	4.0
Technology	14,865	(3,027)	(10,474)	1,364	7.2
Non-compete arrangements	805	(260)	(545)	-	3.8
Customer relationship	15,000	(3,448)	(5,586)	5,966	10.0
Trademark	8,472	(1,698)	(5,106)	1,668	8.9
Order backlogs	8,660	(2,223)	(6,437)	-	7.2
Total	67,544	(25,102)	(28,148)	14,294

Amortization expenses for intangible assets were RMB4,997, RMB8,589 and RMB3,392 for the years ended December 31, 2021, 2022 and 2023, respectively.

The estimated amortization expense for the next five years is as follows:

RMB
2024	3,085
2025	2,456
2026	2,323
2027	1,995
2028	1,727
Then thereafter	2,708

11. GOODWILL

The change in the carrying amount of goodwill by reporting unit is as follows:

	Acquisition of
	Guohebing	Kunlunjiexin	Zhuge Inc.	Molun SAAS	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	-	-	-	-	-
Additions	147,001	19,222	104,674	-	270,897
Impairment	(82,467)	(19,222)	(47,403)	-	(149,092)
Balance as of December 31, 2021	64,534	-	57,271	-	121,805
Additions	-	-	-	40,029	40,029
Impairment	(10,107)	-	(57,271)	(40,029)	(107,407)
Balance as of December 31, 2022	54,427	-	-	-	54,427
Additions	-	-	-	-	-
Impairment	-	-	-	-	-
Balance as of December 31, 2023	54,427	-	-	-	54,427

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of these reporting units exceeded their respective fair values and recorded impairment losses of RMB149.1 million, RMB107.4 million and nil during the years ended December 31, 2021, 2022 and 2023, respectively. The fair value of these reporting units was determined using the market value approach.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2022	2023
	RMB	RMB
Accrued payroll and social insurance	95,297	53,679
Taxes payable	21,742	29,666
Deposits of BNY MELLON	32,726	33,078
Deposits	303	406
Staff reimbursements	7,991	5,727
Accrued liabilities for class action	83,575	-
Other payables	1,090	1,984
Accrued expenses and other current liabilities	242,724	124,540

13. WARRANT LIABILITIES

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

14. REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

In February 2021, the Company completed its IPO on the New York stock exchange and issued 23,000 ADSs for a net proceed of US$342 million (equivalent to RMB2.2 billion) at an issuance price of US$16 per ADS. Each ADS represents two ordinary shares. The issued and outstanding 158,900,014 redeemable convertible preferred shares were converted to Class A ordinary shares on a one-for-one-basis at the same time in the amount of US$1.27 billion (equivalent to RMB8.20 billion), which includes accretion from January 1, 2021 to February 9, 2021, the date of the Company’s initial public offering. The issued and outstanding 95,140,749 pre-offering ordinary shares were converted to Class A ordinary shares on a one-for-one-basis at the same time, and the remaining 25,649,839 pre-offering ordinary shares were converted to Class B ordinary shares.

The Company’s redeemable convertible preferred shares activities consist of the following:

RMB	Series A	Series B	Series C	Series D	Series E	Series F	Total
Carrying amount as of January 1, 2021	380,664	404,394	713,141	268,573	331,157	691,472	2,789,401
Issuance of Series F Preferred Shares	-	-	-	-	-	257,198	257,198
Accretion of Redeemable Convertible Preferred Shares	588,758	615,764	1,379,371	379,571	610,099	1,305,090	4,878,653
Foreign currency translation adjustment	(7,001)	(7,391)	213,120	(4,768)	98,368	(14,146)	278,182
Balance as of February 9, 2021	962,421	1,012,767	2,305,632	643,376	1,039,624	2,239,614	8,203,434
Conversion to Class A Ordinary Shares	(962,421)	(1,012,767)	(2,305,632)	(643,376)	(1,039,624)	(2,239,614)	(8,203,434)
Balance as of December 31, 2021	-	-	-	-	-	-	-

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

15. SHARE-BASED COMPENSATION

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

A summary of the Company’s restricted ordinary shares held by the Company’s employees for the years ended December 31, 2022 and 2023 is presented below:

	Number of shares	Weighted average grant date fair value
Unvested as of January 1, 2022	8,014,677	4.71
Granted	3,822,089	0.66
Vested	(1,755,548)	7.45
Forfeited	(5,104,733)	2.21
Unvested as of December 31, 2022	4,976,485	3.20
Granted	860,000	0.29
Vested	(2,001,838)	1.07
Forfeited	(1,031,670)	1.04
Unvested as of December 31, 2023	2,802,977	4.62

Total compensation expenses recognized for restricted ordinary shares for the years ended December 31, 2021, 2022 and 2023 were allocated to the following expense items:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Research and development expenses	8,618	(5,158)	654
General and administrative expenses	112,218	59,133	10,868
Selling and marketing expenses	4,191	1,275	1,851
Total restricted ordinary shares compensation expenses	125,027	55,250	13,373

In addition to the restricted ordinary shares held by the Company’s employees, 1,700,000 ordinary shares were held by a non-employee founder, which were restricted and have been vested immediately upon the completion of the Company’s initial public offering on February 9, 2021. The fair value of 1,700,000 restricted ordinary shares on grant date is US$111.

As of December 31, 2023, total unrecognized compensation expense related to restricted ordinary shares were RMB6,212 until 2026. The restricted ordinary shares are expected to be recognized over a weighted average period of approximately 2.41 years.

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

In addition, the options may be exercised with respect to 25% to 50% of the shares subject to the options as of the first anniversary of the vesting commencement date with the remaining shares subject to the options shall become vested in equal monthly instalments over a period of 12-36 months thereafter. Share options were granted with exercise prices ranging from US$0.01 to US$0.38 and will expire 10 years from the grant dates.

Under the 2016 Share Plan, no share options w granted to employees, officers, and board members for the years ended December 31, 2022 and 2023, respectively. A summary of the share options activities for the years ended December 31, 2022 and 2023 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2022	22,069,770	0.25
Forfeited	(755,960)	0.34
Exercised	(3,718,773)	0.25
Outstanding as of December 31, 2022	17,595,037	0.24
Forfeited	(721,728)	0.15
Exercised	(3,731,723)	0.17		3,881
Outstanding as of December 31, 2023	13,141,586	0.26
Vested and expected to vest as of December 31, 2023	13,141,586	0.26	3.91	26,256
Exercisable as of December 31, 2023	12,255,508	0.23	2.60	25,994

The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Grant dates:	2021
Risk free rate of return	1.06%-1.57%
Volatility	48.76%-49.21%
Expected dividend yield	0%
Exercise multiple	2.20
Fair value of underlying ordinary share	US$1.45- US$16.70
Expiration terms	10 years

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

The weighted average grant date fair value of the share options granted during the year ended December 31 2021 was US$6.19, respectively. Compensation expense recognized for share options during the years ended December 31,2021, 2022 and 2023 is allocated to the following expense items:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	507	(621)	3
Research and development expenses	9,946	(795)	1,006
Selling and marketing expenses	16,960	(765)	6,068
General and administrative expenses	109,530	54,393	1,788
Total share option compensation expenses	136,943	52,212	8,865

As of December 31, 2023, RMB1,813 of total unrecognized compensation expense related to share options that are expected to be recognized until 2026. The share options are expected to be recognized over a weighted average period of approximately 1.12 years.

16. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021, 2022 and 2023 respectively:

	December 31, 2021
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	127,514	127,514

	December 31, 2022
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	412,031	412,031

	December 31, 2023
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	422,559	422,559

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2021, 2022 and 2023:

				Year ended December 31, 2021
				Gain or Losses
RMB	January 1, 2021	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2021
Assets
Short-term investments	-	127,727	-	-	-	(213)	127,514

Liabilities
Warrants Liabilities, current portion (Note 13)	37,903	-	37,531	-	-	(372)	-
Non-current warrants Liabilities (Note 13)	9,650	-	38,841	29,011	-	180	-

				Year ended December 31, 2022
				Gain or Losses
RMB	January 1, 2022	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2022
Assets
Short term investments	127,514	357,142	70,306	-	-	(2,320)	412,031

				Year ended December 31, 2023
				Gain or Losses
RMB	January 1, 2023	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2023
Assets
Short term investments	412,031	28,187	24,663	563	-	6,441	422,559

17. INCOME TAX

a) Income tax

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2021, 2022 and 2023.

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

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009 and June 2017, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan (2009) No. 203 (“Circular 203”) and SAT Announcement (2017) No. 24 (“Announcement 24”) stipulating that the entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

Ronglian 7Moor obtained the HNTE certificate in December 2016, and subsequently renewed the HNTE certificate in October 2019 and November 2022. Thus, Ronglian 7Moor is entitled to a preferential tax rate of 15% from 2016 to 2024.

Beijing Baiyi High-Tech Information Technology Co., Ltd., a subsidiary of the Company, obtained the HNTE certificate in October 2017, which expired in October 2020. In October 2020, Baiyi renewed its HNTE status which entitles it to the preferential income tax rate of 15% from 2020 to 2022. Due to business scope change, Baiyi has no plan to renew the HNTE certificates and could not entitle to the preferential tax rate of 15% after the HNTE certificate became void from January 1, 2023.

Beijing Yunrong Tianxia Technology Co., Ltd., a subsidiary of the Company, obtained the HNTE certificates in December 2017 and subsequently renewed the HNTE Certificate in October 2020 and October 2023. Thus, it was entitled to the preferential tax rate of 15% from 2017 to 2025.

Ronglian Yitong, a subsidiary of the Company, obtained the HNTE certificate in September 2015 and subsequently renewed the HNTE certificate in September 2018 and December 2021. Thus, it was entitled to the preferential tax rate of 15% from 2015 to 2023.

Beijing Ronglian Huitong Technology Co., Ltd. and Shenzhen Zhongtian Wangjing Technology Co., Ltd., subsidiaries of the Company, obtained the HNTE certificates in December 2019. Thus, they are entitled to the preferential tax rate of 15% from 2019 to 2021. In December 2021, Beijing Ronglian Huitong Technology Co., Ltd., renewed its HNTE status which entitled it to the preferential income tax rate of 15% in 2022. In August 2023, Beijing Ronglian Huitong Technology Co., Ltd., renewed its HNTE status which entitled it to the preferential income tax rate of 15% from 2023 to 2024. In December 2022, Shenzhen Zhongtian Wangjing Technology Co., Ltd., renewed its HNTE status which entitled it to the preferential income tax rate of 15% from 2022 to 2024.

Zhuge Yunyou, a subsidiary of the Company, obtained the HNTE certificate in October 2021. Thus, it was entitled to the preferential tax rate of 15% from 2021 to 2023.

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

The components of loss before income taxes are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
The Cayman Islands*	(453,788)	(345,945)	(69,414)
Hong Kong S.A.R*	19,023	(34,946)	3,397
Japan*	(3,159)	(27,883)	(19,507)
The PRC, excluding Hong Kong S.A.R.	(455,408)	(567,467)	(327,414)
Total	(893,332)	(976,241)	(412,938)

*	Non-PRC entities not subject to income tax

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

Income tax expense recognized in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense	5,998	8,464	(135)
Deferred income tax benefit (expense)	5,122	(8,806)	(429)
Total income tax expense	11,120	(342)	(564)

Reconciliation of the differences between the income tax benefit computed based on the PRC statutory income tax rate and the Group’s income tax expense for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Computed expected income tax benefit	(223,333)	(244,060)	(103,234)
Non-deductible expenses / taxable deemed income
Share-based compensation	66,705	26,865	5,560
Non-deductible entertainment	940	1,240	1,264
Uninvoiced expenditures	-	-	-
Taxable deemed interest income from inter-company interest-free loans	6,659	2,659	1,828
Non-deductible IPO fees	824	-	-
Employee commercial Insurance	372	291	208
Effect of withholding tax at 7% on the interest income of a PRC subsidiary	1,144	2,121	-
Selling Commission	2,072	1,003	1,057
Others	63	109	167
Non-PRC entities not subject to income tax	47,479	66,530	16,571
Effect of income tax rate differences in jurisdictions other than the PRC	(2,334)	2,964	(282)
Over provision in respect of prior years	4,883	203	36
NOL expired	8,635	38,871	34,921
Amortization of intangible assets formed by business combinations	(536)	(8,806)	(429)
Others	813	1,701	(2,759)
Changes in valuation allowance	96,734	107,967	44,528
Actual income tax expense	11,120	(342)	(564)

b) Deferred income tax assets

	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net operating loss carry forwards	280,865	349,681	388,065
Un-invoiced expenditures	9,867	9,867	9,867
Accounts receivable and contract assets allowance	16,486	22,172	26,561
Other equity investments impairment	11,412	12,777	10,278
Goodwill impairment	38,690	55,534	55,534
Share of losses of equity method investments	149	641	980
Others	1	2,050	3,199
Less: Valuation allowance	(335,339)	(443,306)	(487,834)
Total deferred income tax assets, net	22,131	9,416	6,650
Intangible assets	(8,883)	(1,285)	(857)
Equity method investment on the gain from the disposal of a subsidiary	(2,766)	(2,766)	-
Change in fair value of other equity investments	(19,365)	(6,650)	(6,650)
Total gross deferred income tax liabilities	(31,014)	(10,701)	(7,507)
Net deferred income tax assets	(8,883)	(1,285)	(857)

As of December 31, 2023, the Group had net operating loss carry forwards of approximately RMB2,067 million attributable to the PRC and Hong Kong S.A.R. subsidiaries, the VIE, and the VIE’s subsidiaries. The loss carried forward by the PRC companies will expire during the period from year 2024 to year 2033. As of December 31, 2023, the Group had tax loss carry forwards for PRC and Hong Kong S.A.R. income tax purpose of RMB 2,067,227 which will expire if unused by the following year-end:

Year ending December 31,	RMB
2024	48,074
2025	49,360
2026	237,091
2027	333,338
2028	215,567
Then thereafter	1,183,797
Total	2,067,227

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

As of December 31, 2023, the valuation allowance of RMB 487,834 was related to the deferred income tax assets of the PRC and Hong Kong S.A.R. entities which were in loss position. As of December 31, 2023, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance.

Changes in valuation allowance are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	(239,007)	(335,339)	(443,306)
Additions	(96,734)	(107,967)	(44,528)
Decrease upon disposal of a subsidiary	402	-	-
Balance at the end of the year	(335,339)	(443,306)	(487,834)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary, the VIE and the VIE’s subsidiaries for the years from 2018 to 2023 are open to examination by the PRC tax authorities.

18. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2022	2023
	RMB	RMB
Numerator:
Net loss	(974,898)	(409,722)
Numerator for basic and diluted net loss per ordinary share calculation	(974,898)	(409,722)
Denominator:
Weighted average number of Class A and Class B ordinary shares	321,885,046	321,945,825
Denominator for basic and diluted net loss per ordinary share calculation	321,885,046	321,945,825
Net loss per ordinary share attributable to pre-offering Class A and pre-offering Class B ordinary shareholders
—Basic and diluted	(3.03)	(1.27)

Securities that could potentially dilute basic net loss per ordinary share in the future that were not included in the computation of diluted net loss per ordinary share because to do so would have been antidilutive for the years ended December 31, 2022 and 2023 are as follow:

	Year ended December 31,
	2022	2023
Share options	17,595,037	13,141,586
Restricted ordinary shares	4,976,485	2,802,977

19. REVENUE INFORMATION

Revenues

The Group’s revenues are disaggregated by major products/services lines, timing of revenue recognition and primary geographical markets (based on the location of customers) as follow:

Major products/services lines	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
CPaaS
- Text messaging	235,842	119,416	136,654
- Voice calls	56,892	25,953	25,958
- Others (Note2)	56,136	46,796	32,799
Cloud-based CC	276,126	310,765	256,961
Cloud-based UC&C	125,358	89,350	117,554
Other services	2,334	1,354	1,098
Revenues	752,688	593,634	571,024

Note 1: The gross amount of revenue from services as an agent was RMB166 million, RMB89 million and RMB69 million for the years ended December 31, 2021, 2022 and 2023. The net amount of revenue from services as an agent was RMB41 million, RMB14 million and RMB16 million for the years ended December 31, 2021, 2022 and 2023 respectively.

Note 2: Others mainly include CPaaS revenue from the customers’ use of the Group’s Internet of Things (IoT) and jointly-operated CPaaS platforms.

Timing of revenue recognition	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Point in time	476,019	381,163	331,220
Over time	276,669	212,471	239,804
Revenues	752,688	593,634	571,024

Primary geographical markets (based on the location of customers)	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
The PRC	711,932	556,663	539,867
Japan	40,756	36,971	31,157
Revenues	752,688	593,634	571,024

Revenue based on a gross basis/ net basis	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
On a gross basis	689,667	579,629	555,409
On a net basis	63,021	14,005	15,615
Revenues	752,688	593,634	571,024

Contract Assets and Contract Liabilities

The Group’s contract assets and contract liabilities as of December 31, 2021, 2022 and 2023 are as follows:

	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Contract assets	21,118	50,838	26,107
Contract liabilities	285,936	359,801	363,228

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

Changes in the contract assets balances for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Gross amount at the beginning of the year	25,075	31,722	63,144
Increases due to revenue recognized during the year	51,712	50,825	27,787
Transfers to accounts receivable during the year	(45,065)	(19,403)	(54,462)
Gross amount at the end of the year	31,722	63,144	36,469
Allowance for contract assets	(10,604)	-	-
Allowance for credit loss of contract assets	-	(12,306)	(10,362)
Contract assets, net	21,118	50,838	26,107

The movement of the allowance for contract assets is as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	6,733	10,604	12,306
Additions charged to bad debt expense	3,871	-	-
Additions charged to credit loss	-	1,702	(1,944)
Balance at the end of the year	10,604	12,306	10,362

Changes in the contract liabilities balances for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	177,376	285,936	359,801
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	(74,907)	(96,082)	(92,339)
Increase due to cash received, excluding amount recognized as revenue during the year	183,467	169,947	95,766
Balance at the end of the year	285,936	359,801	363,228

The amounts of revenue recognized for the years ended December 31, 2021, 2022 and 2023 that were included in the contract liabilities balances at the beginning of the year are RMB74,907, RMB96,082 and RMB92,339, respectively.

The Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

20. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information, the Group has recorded accrued liabilities for class action of US$12,000 (equivalent to RMB83,575) in this regard as of December 31, 2022. Subsequent legal proceedings see “Note 22 Subsequent events – U.S Class Action”.

Purchase Commitment

The Group’s purchase commitments primarily relate to purchase of software and equipment. Total purchase commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2023 were as follows:

Year ended December 31,	RMB
2024	5,703
2025 and thereafter	856

21. RELATED PARTY TRANSACTIONS

(i) Related Parties

Name of Related Parties	Relationship with the Company
Beijing Puhui Sizhong Technology Limited Company	A company controlled by Mr. Changxun Sun
Changxun Sun, Zhiqiang Xu, Muchao Deng	Three management employees
Beijing Jingu Shitong Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 55.38% equity interest and has significant influence
Hi Sun Technology (China) Limited	A company that controls Main Access Limited, an entity that is a shareholder of the Company
Shanghai Keshen Information Technology Co., Ltd.	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence since December 2021
Beijing Lianxinzhihui Technology Co., Ltd.	One of the Company’s investment affiliates and the Company owns 15.93% equity interest and has significant influence
Shenzhen City Yunjitong Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 18.52% equity interest and has significant influence
Shenyang Yunrongxin Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence

(ii) The Company had the following related party transactions for the years ended December 31, 2021, 2022 and 2023:

		Year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB
Interest free loans collected from related parties:
-Three management employees	(a)	900	-	-
Beijing Jingu Shitong Technology Co., Ltd	(a)	1,400	-	-

Cloud-based UC&C services provided to a related party:
-Hi Sun Technology (China) Limited	(b)	5,158	-	-
-Shanghai Keshen Information Technology Co., Ltd.	(b)	-	34	6

CPaaS services provided to related parties:
-Beijing Lianxinzhihui Technology Co., Ltd.	(c)	200	-	-
-Shenyang Yunrongxin Technology Co., Ltd	(c)	532	1,341	913
-Shenzhen City Yunjitong Technology Co., Ltd	(c)	5	2	-
-Beijing Jingu Shitong Technology Co., Ltd	(c)	99	-	-
Project development services purchased from related parties:
-Shenyang Yunrongxin Technology Co., Ltd	(d)	-	-	321
- Shanghai Keshen Information Technology Co., Ltd.	(d)	-	-	3,302

Research and development services purchased from a related party:
-Hi Sun Technology (China) Limited	(d)	1,974	-	-

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

(b) Cloud-based UC&C services provided to a related party

The Company provided Cloud-based UC&C services to subsidiaries of Hi Sun Technology (China) Limited (“Hi Sun Group”), a company which controls Main Access Limited, one of the Company’s shareholders. Revenues of RMB5,158, nil and nil were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2021 ,2022 and 2023, respectively.

The Company provided Cloud-based UC&C services to subsidiaries of Shanghai Keshen Information Technology Co., Ltd (“Shanghai Keshen”). Revenues of nil, RMB34 and RMB6 were recorded in the consolidated statements of comprehensive loss for the year ended December 31, 2021,2022 and 2023. Amounts due from Shanghai Keshen were nil and RMB4 as of December 31, 2022 and 2023, which are included in accounts receivable - related parties, net on the consolidated balance sheets. Amounts due to Shanghai Keshen were RMB53 and RMB51, which were deposits as of December 31, 2022 and 2023.

(c) CPaaS services provided to related parties

The Company provided CPaaS services to Lianxinzhihui. Revenues of RMB200, nil, and nil were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company provided CPaaS services to Shenyang Yunrongxin Technology Co., Ltd (“Shenyang Yunrongxin”). Revenues of RMB532, RMB1,341 and RMB913 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively. Amounts due from Shenyang Yunrongxin were RMB99 and RMB700 as of December 31, 2022 and 2023, which are included in accounts receivable - related parties, net on the consolidated balance sheets.

The Company provided CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd (“Shenzhen City Yunjitong”). Revenues of RMB5, RMB2 and nil were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company provided CPaaS services to Jingu. Revenues of RMB 99, nil, and nil were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively.

(d) Outsourcing services purchased from related parties

The Company research and development services from Hi Sun Group, which is included in research and development expenses of RMB1,974, nil, and nil for the years ended December 31, 2021,2022 and 2023, respectively.

The Company purchased from Shenyang Yunrongxin project development services, which is included in cost of revenues of nil, nil and RMB321, for the years ended December 31, 2021, 2022 and 2023, respectively. Amounts due to Shenyang Yunrongxin were RMB722 and RMB150 as of December 31, 2022 and 2023, which are included in accounts amounts due to related parties on the consolidated balance sheets.

The Company purchased project development services from Shanghai Keshen, which is included in cost of revenues of nil, nil and RMB3,302, for the years ended December 31, 2021, 2022 and 2023, respectively. Amounts due from Shanghai Keshen were RMB105 and RMB3,350, which were prepayment of project development services fee as of December 31, 2022 and 2023, respectively.

The Company purchased project development services from Shenzhen City Yunjitong, amounts due to Shenzhen City Yunjitong were RMB5 and RMB4 as of December 31, 2022 and 2023, which are included in accounts amounts due to related parties on the consolidated balance sheets.

(iii) The Company had the following related party balances as of December 31, 2022 and 2023:

	Notes	2022	2023
		RMB	RMB
Accounts receivable - related parties, net:
-Shanghai Keshen Information Technology Co., Ltd.	(b)	-	4
-Shenyang Yunrongxin Technology Co., Ltd	(c)	99	700

Amounts due from related parties:
-Shanghai Keshen Information Technology Co., Ltd.	(d)	105	3,350
Total amounts due from related parties		105	3,350

Amounts due to related parties:
-Shenyang Yunrongxin Technology Co., Ltd	(d)	722	150
-Shenzhen City Yunjitong Technology Co., Ltd	(d)	5	4
-Shanghai Keshen Information Technology Co., Ltd.	(b)	53	51
Total amounts due to related parties		780	205

22. SUBSEQUENT EVENTS

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

23. PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of Cloopen Group Holding Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Cloopen Group Holding Limited, except for those, which have been separately disclosed in the consolidated financial statements.

(a) Condensed Balance Sheets

	December 31,
	2022	2023
	RMB	RMB
Assets
Current assets
Cash	64,344	20,475
Term deposits	713,872	85,522
Short-term investments	62,681	39,197
Other current assets	13	13
Total current assets	840,910	145,207
Non-current asset:
Investments in and amounts due from subsidiaries and consolidated VIE and VIE’s subsidiaries	857,362	1,108,131
Total non-current asset	857,362	1,108,131
Total assets	1,698,272	1,253,338
Liabilities
Current liabilities
Accrued expenses and other current liabilities	135,054	52,372
Total current liabilities	135,054	52,372
Total liabilities	135,054	52,372
Shareholders’ equity:
Class A Ordinary Shares	193	195
Class B Ordinary Shares	17	17
Additional paid-in capital	11,184,360	11,210,542
Treasury stock	(120,899)	(120,899)
Accumulated other comprehensive loss	(78,613)	(57,327)
Accumulated deficit	(9,421,840)	(9,831,562)
Total shareholders’ equity	1,563,218	1,200,966
Total liabilities and shareholders’ equity	1,698,272	1,253,338

(b) Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Total operating expenses	(280,773)	(238,074)	(89,953)
Change in fair value of warrant liabilities	(29,011)	-	-
Share of losses from subsidiaries and consolidated VIE and VIE’s subsidiaries	(594,075)	(736,824)	(319,769)
Loss before income taxes	(903,859)	(974,898)	(409,722)
Income tax expense	-	-	-
Net loss	(903,859)	(974,898)	(409,722)
Accretion and modification of Redeemable Convertible Preferred Shares	(4,878,652)	-	-
Net loss attributable to ordinary shareholders	(5,782,511)	(974,898)	(409,722)

(c) Condensed Statements of Cash Flows

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash used in operating activities	(13,099)	(290,137)	(133,979)
Net cash used in investing activities	(1,397,584)	(335,194)	(569,407)
Net cash provided by/ (used in) financing activities	2,685,674	(47,474)	-
Effect of foreign currency exchange rate changes on cash	(58,740)	73,275	31,168
Net increase/(decrease) in cash	1,216,251	(599,530)	(672,218)
Cash at the beginning of the year	161,494	1,377,745	778,215
Cash at the end of the year	1,377,745	778,215	105,997

