Form 20-F
period 2024-12-31
Cloopen Group Holding Ltd
filed 2025-09-03
CIK 1804583

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Chaoyang District, Beijing 100102

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

As of December 31, 2024, there were 308,053,676 Class A ordinary shares (excluding treasury shares) and 25,649,839 Class B ordinary shares outstanding.

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

ii

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

Our reporting currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the noon buying rate on December 31, 2024 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all. On August 29, 2025, the noon buying rate was RMB7.1304 to US$1.00 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

Revenues contributed by the affiliated entities accounted for substantially all of our total revenues in 2022, 2023 and 2024. For a consolidation schedule depicting the results of operations, financial position and cash flows for us and the affiliated entities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Information Related to the VIE.”

Cash and asset flows through our organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur may highly depend upon dividends paid by our WFOE to us and service fees paid by the affiliated entities to our WFOE, despite that we may obtain financing at the holding company level through other methods. For example, if any of our WFOE or the VIE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and the investors in the ADS as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Cloopen Group Holding Limited, our WFOE and the VIE has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors. In 2022, 2023 and 2024, the VIE did not pay any service fees to our WFOE under the contractual arrangements. We expect to distribute earnings and settle the service fees owed under the contractual arrangements at the request of our WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Cloopen Group Holding Limited, the subsidiaries of Cloopen Group Holding Limited (including our WFOE), the affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

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

A. Reserved

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

In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S, GAAP and SEC reporting requirements, (2) lack of rigorous implementation of controls over financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) insufficient acceptance control of systems (or subsystems) developed by external subcontractors, (6) insufficient due diligence on long-term equity investments. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting” for details of our remedial measures.

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

We are subject to reporting obligations under the U.S. securities laws. As a public company, we are also subject to the Sarbanes-Oxley Act of 2002. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for such year, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024. See “Item 15. Controls and Procedures.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may also place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We have incurred substantial net losses since our inception. In 2022, 2023 and 2024, our net loss was RMB975.9 million, RMB412.4 million and RMB146.8 million (US$20.1 million), respectively, our operating cash outflow was RMB567.3 million, RMB516.2 million and RMB180.2 million (US$24.7 million), respectively. Over the past few years, we have spent considerable amounts of time and financial resources to develop new cloud-based communications solutions and enhance or upgrade our existing ones in order to position us favorably for future growth. In addition, we have expended significant resources upfront to market, promote and sell our solutions through various direct and indirect channels, and expect to continue to do so in the future. Our aggressive investments continue to drive our negative cash flows and we expect to continue to invest in business operations, technological improvements, marketing campaigns and international expansion. Our status as a public company could also incur significant additional accounting, legal and other expenses.

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

Our contract assets represented our right to consideration for work performed but not invoiced. When our right to consideration becomes unconditional, we reclassify the contract assets to accounts receivable. We had contract assets of RMB50.8 million, RMB26.1 million, and RMB27.8 million (US$3.8 million) as of December 31, 2022, 2023 and 2024, respectively. We recorded allowance for credit loss of contract assets of RMB12.3 million, RMB10.4 million, and RMB21.7 million (US$3.0 million), respectively, as of December 31, 2022, 2023 and 2024. We typically extend to our customers payments terms ranging from 60 to 180 days after our customers have been billed, resulting in accounts receivable. We had accounts receivable, net, including those due from third parties and related parties, of RMB133.7 million, RMB144.1 million, and RMB120.8 million (US$16.5 million) as of December 31, 2022, 2023 and 2024, respectively. We recorded allowance for doubtful accounts in relation to accounts receivable of RMB81.2 million, RMB99.6 million, and RMB84.4 million (US$11.6 million), respectively, as of December 31, 2022, 2023 and 2024.

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

Furthermore, we are exposed to concentration of credit risk. As of December 31, 2024, two of our customers represented 16.6% and 9.0% of our total accounts receivable, net including related party amounts and contract assets, respectively. Any substantial delay in or default of payments from these customers could materially and adversely affect our cash flows. We may also have to re-evaluate our relationship with these customers if we cannot timely obtain payment from them, which could have a negative impact on our customer base.

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

We currently derive a significant portion of our revenues from sales of our solutions to large enterprises. We generated 65.0%, 67.0%, and 68.7% of our total revenues from large-enterprise customers in 2022, 2023 and 2024, respectively. We believe that increasing our sales to these customers is key to our future growth. The length of our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale to that customer, is approximately four months on average and varies upon the size of potential customer and project. Based on our experience, the sales cycle for large enterprises, which generally ranges from four months to one year, is often lengthy and unpredictable, especially when we serve them with our project-based solutions. Many of our prospective customers do not have prior experience with cloud-based communications and, therefore, typically spend significant time and resources evaluating our solutions before they purchase from us. Similarly, we typically spend more time and effort determining their requirements and educating these customers about the benefits and uses of our solutions. Large enterprises also tend to demand more customizations, integrations and additional features than their smaller counterparts. As a result, we may be required to divert more sales and research and development resources to large enterprises and will have less personnel available to support other customers, or that we will need to hire additional personnel, which would increase our operating expenses. It is often difficult for us to forecast when a potential enterprise sale will close, the size of the customer’s initial service order and the period over which the implementation will occur, any of which may impact the amount of revenues we recognize or the timing of revenue recognition. Large enterprises may delay their purchases as they assess their budget constraints, negotiate early contract terminations with their existing providers or wait for us to develop new features. Any delay in closing, or failure to close, a large-enterprise sales opportunity in a particular period or year could significantly harm our projected growth rates and cause the amount of new sales we book to vary significantly from period to period. We also may have to delay revenue recognition on some of these transactions until the customer’s technical or implementation requirements have been met.

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

Our growth has placed and may continue to place significant demands on our management and our operational and financial resources. For example, our solutions have supported a large number of customers and data. Our headcount had grown from 806 employees as of January 1, 2018 to 1,107 employees as of December 31, 2024. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and managerial controls as well as our reporting systems and procedures. In particular, we have acquired several businesses, and have expanded our international operations into certain regions and areas outside China such as Japan, Philippines, Malaysia, Singapore and Mexico.

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

In 2022, 2023 and 2024, our ten largest customers in terms of revenues contributed an aggregate of 32.8%, 29.3% and 27.3% of our total revenues for the same years, respectively. The high quality of our services and the time and expenses required for switching to other qualified cloud-based communications solution providers help us retain our customers. As we typically do not have long-term contracts with our customers, they may reduce their usage at any time or terminate their adoption of our solutions upon expiration of original terms. Although we have made considerable efforts to diversify our customer base and attract new customers, if any of our large customers cease or reduce their use of our solutions, or use our solutions on less favorable terms, our business, results of operations and financial condition could be materially and adversely affected.

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

We have adopted the 2016 share incentive plan, or the 2016 Plan, which permits the grant of a number of equity-linked awards, including share options and restricted shares, to directors, officers, employees and external consultants. The 2016 Plan is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through the awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 26,095,554 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which (1) options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised in January 2021, and such shares were issued in February 2021 subject to certain transfer and repurchase restrictions, (2) options to purchase 3,645,942 Class A ordinary shares granted to certain employees were subsequently exercised, and (3) options to purchase 3,609,710 Class A ordinary shares under the 2016 Plan are still outstanding.

In January 2021, we adopted the 2021 share incentive plan, or the 2021 Plan, under which the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under such plan is 15,144,221. As of the date of this annual report, restricted share units to purchase an aggregate of 11,707,389 Class A ordinary shares have been granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 11,516,733 Class A ordinary shares are still outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for more information.

In 2022, 2023 and 2024, we recorded share-based compensation expenses of RMB107.5 million, RMB22.2 million and RMB14.3 million, (US$2.0 million), respectively. For details on the measurements of our share-based compensation, See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Share-based compensation.” As of December 31, 2024, there were RMB1.1 million (US$0.2 million) and RMB21.0 million (US$2.9 million) of total unrecognized share-based compensation expenses related to share options and restricted shares, respectively. The related share options and restricted shares are expected to be recognized over a weighted average period of 2.84 years and 3.35 years, respectively. We expect to further recognize a substantial amount of share-based compensation expenses going forward, which we expect to have a significant impact on our results of operations. Moreover, if we grant additional share options or other equity-linked awards in the future, such as those under our share incentive plans or in connection with future acquisitions, our expenses associated with share-based compensation may increase significantly, which may materially and adversely affect our business, results of operations and financial condition.

We are expanding internationally, which could expose us to significant risks.

We established our first overseas subsidiary, Cloopen Japan Co., Ltd., in Japan in 2016 and have recently begun to generate revenues from our international operations. As of the date of this annual report, we also have overseas subsidiaries in Philippines, Malaysia, Singapore and Mexico. Any new markets or countries into which we attempt to sell our solutions may not be receptive. For example, we may not be able to expand into certain markets if we are not able to satisfy certain government- and industry-specific requirements. In addition, our ability to manage our business and conduct our operations internationally in the future may require considerable management’s attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Future international expansion will require investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

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

Certain enterprises which deploy our solutions in their business operations are internet finance companies, which accounted for approximately 5% of our total revenues in 2022, 2023 and 2024, respectively. Due to the relatively short history of the online consumer finance industry in China, a comprehensive regulatory framework is under development by the PRC government. Since mid-2015, the PRC government and relevant regulatory authorities have issued a number of laws and regulations, including the Interim Measure on the Internet Micro-credit Business (Draft for Comments) announced in November 2020, seeking to tighten the online consumer finance industry. These laws and regulations have imposed stringent requirements on the operation of peer-to-peer (P2P) online lending platforms. Although how these requirements will be interpreted and implemented is still unclear, it is likely that more stringent laws and regulations will be issued and adopted to further regulate related businesses. As a result of the stringent and evolving regulatory environment, online consumer finance industry is facing great challenges and shrinking in size, which has adversely affected and could continue to adversely affect our business. For example, relevant PRC authorities took stringent government measures in 2019 to regulate the operation of P2P online lending platforms, and we, after assessing potential risks, chose to voluntarily terminate certain transactions with existing customers in the online consumer finance industry to ensure compliance with relevant laws and regulations, which led to a decrease in our existing customer base and our revenues primarily related to cloud-based CC solutions that we offer on a recurring basis in such year. Furthermore, if the practice of our customers in the online consumer finance industry is deemed to violate any rules, laws or regulations, they could be forced to substantially modify their business model, face injunctions, including orders to cease illegal activities, discontinuation of operations and correction orders, fines and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities, which could significantly harm their business operations and IT spending levels. As a result, our customer base may shrink, and our business, results of operations and financial condition may be adversely affected.

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

Failure to make adequate contributions to social insurance and housing fund as required by PRC regulations may subject us to penalties

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

The approval of and the filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our future offshore offerings or listing, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

We incur significant legal, accounting and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$ 1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2024, and may be a PFIC for years after our taxable year ended December 31, 2024. As such, certain adverse U.S. federal income tax consequences may apply to U.S. investors owning the ADSs or our ordinary shares.

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

Based on the market price of the ADSs and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis. In addition, if it were determined that we are not the beneficial owner of the VIE for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for our taxable year ended December 31, 2024, and future taxable years.

Because we believe we were a PFIC for the taxable year ended December 31, 2024, certain adverse U.S. federal income tax consequences could apply to U.S. investors with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. If we are so classified during a U.S. investor’s holding period, the ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. investor holds the ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company rules.” U.S. investors should consult their own tax advisors with respect to their particular circumstances.

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

As of December 31, 2022, 2023 and 2024, we had an active customer base of 9,980, 8,703 and 7,529 enterprises, respectively, among which 118, 121 and 114 were large-enterprise customers, respectively. In 2022, 2023 and 2024, the dollar-based net customer retention rate in relation to solutions that we offer on a recurring basis was 61.7%, 85.8% and 74.6% respectively, and the dollar-based net customer retention rate for active customers was 64.5%, 89.0% and 77.4% respectively. We served 229, 279 and 337 customers for our project-based solutions in 2022, 2023 and 2024, respectively. Our revenues decreased by 3.8% from RMB593.6 million in 2022 to RMB571.0 million in 2023, and increased by 0.4% to RMB573.6 million (US$78.6 million) in 2024, of which 64.0%, 65.6% and 59.2 % were recurring revenues in the same years, respectively. In 2022, 2023 and 2024, we incurred net loss of RMB975.9 million, RMB412.4 million and RMB146.8 million (US$20.1 million), respectively, and our adjusted EBITDA was million RMB563.4 million, RMB405.5 million and RMB225.4 million (US$30.9 million), respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures” for information on how we define and calculate the non-GAAP financial measures as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

As of December 31, 2022, 2023 and 2024, our CPaaS solutions had approximately 4,600, 3,800 and 3,400 active customers, respectively. In 2022, 2023 and 2024, we achieved a dollar-based net customer retention rate of 42.6%, 73.1% and 59.5% for our CPaaS solutions, respectively, and our dollar-based net customer retention rate for active customers in relation to CPaaS solutions was 44.6%, 74.8% and 61.1% respectively. We charge our customers generally based on the number of text messages and call minutes facilitated through our CPaaS solutions. We experienced increased dollar-based net customer retention rate in 2023, primarily due to an increase in the business demand for text messaging services from our financial institution customers. We experienced decreased dollar-based net customer retention rate in 2024, primarily because we replaced certain SMS channel clients due to consideration of pricing. We charge our customers generally based on the number of text messages and call minutes facilitated through our CPaaS solutions.

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

We offer certain RongCC solutions deployed on private clouds on a project basis, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2022, 2023 and 2024, RongCC served 125, 209 and 227 enterprises, respectively, on a project basis. We also offer certain RongCC solutions on a recurring basis for a combination of subscription and usage. We offer different subscription fee packages according to capacity and number of functional modules embedded. We also charge customers based on the number of call minutes facilitated. As of December 31, 2022, 2023 and 2024, RongCC had 154 ,134 and 27 active customers, respectively, on a recurring basis. We experienced decreased number of active customers of RongCC in 2024, primarily because of a decline in the business demand of RongCC’s medium-sized customers.

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

We primarily offer 7moor Cloud on a recurring basis for a combination of subscription and usage. As of December 31, 2022, 2023 and 2024, 7moor Cloud had approximately 5,200, 4,700 and 3,900 active customers, respectively, on a recurring basis.

In 2022, 2023 and 2024, we achieved a dollar-based net customer retention rate of 90.9%, 90.3% and 84.9%, respectively, for cloud-based CC solutions that we offer on a recurring basis, i.e., those deployed primarily on public cloud and for which we charge a combination of seat subscription fees and related resource usage fees. In 2022, 2023 and 2024, our dollar-based net customer retention rate for active customers in relation to cloud-based CC solutions that we offer on a recurring basis was 93.9%, 96.3% and 87.6% respectively. The dollar-based net customer retention rate for cloud-based CC solutions that we offer on a recurring basis decreased from 90.3% in 2023 to 84.9% in 2024, primarily due to the decrease in business demands of our clients as a result of their reduction in relevant business.

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

Our RongVideo is predominantly project-based, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2022, 2023 and 2024, RongVideo served 49, 48 and 37 enterprises, respectively. The delivery cycle for project-based RongVideo typically ranges from three to 12 months, due to the amount of efforts required in configuration, integration and additional customization. Projects with higher customization levels usually require more substantial upfront investment from us and have lower profit margins. However, once we complete a project for an enterprise in a particular industry, subsequent projects for other enterprises in the same industry typically require less investment as we are able to achieve greater economies of scale by replicating certain basic industry-specific features.

We also offer software development and other technical support services to large enterprises in the telecommunications and financial services industries, which allows us to initiate business collaboration with prospective customers and maintain stable business rapport with existing customers.

Our Customers

We serve a diverse and loyal customer base consisting of enterprises of all sizes and across a variety of industries, such as internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2022, 2023 and 2024, we had an active customer base of 9,980, 8,703 and 7,529 enterprises, respectively, among which 118, 121 and 114 were large-enterprise customers, respectively. We experienced decreased number of active customer and large-enterprise customers in 2024, primarily due to natural attrition among small- to medium-sized customers as a result of their operational challenges or reduced business demand, and a decline in business demand from large-enterprise customers.  We believe our capabilities in attracting and retaining these large-enterprise customers rest on our ability to develop and offer industry-specific features and functionalities that satisfy their disparate needs and complex internal deployment and integration requirements. We also serve small- to medium-sized enterprises leveraging our comprehensive business portfolio and ready-to-use solution deployment.

We have implemented a “land and expand” strategy to encourage existing customers to explore and expand into other solutions leveraging our multi-capability offering mix. For example, we initiated our business collaboration with a financial institution customer by satisfying its basic instant messaging needs and, as our relationship deepens, up-sold our video-enabled solutions to provide them with capabilities in multi-format internal communications and a novel use case in real-time financial transaction monitoring. For solutions that we offer on a recurring basis, such as CPaaS and cloud-based CC solutions deployed primarily on public cloud, we achieved a dollar-based net customer retention rate of 61.7%, 85.8% and 74.6% in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, our dollar-based net customer retention rate for active customers was 64.5%, 89.0% and 77.4%, respectively. We experienced decreased dollar-based customer retention rate in 2024, primarily because of the decline in the PaaS business retention rate, resulting from the replacement of certain SMS channel clients for consideration of pricing. We believe these solutions present significant cross-selling and up-selling potential as customers tend to stay with us due to the critical role our solutions play in their business operations.

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

Research and Development

We have developed many core technologies underlying our cloud-based communications solutions in-house. We have established our second research and development center in Wuhan, China in addition to the primary research and development center at our Beijing headquarters. As of December 31, 2024, we had a stable and dedicated research and development team of 263 members, accounting for 23.8 % of our total employees. We have received numerous awards and recognitions in recent years for our research and development capabilities. In 2018, we were recognized as an “Artificial Intelligence Innovative Enterprise” by the Institute of Electrical and Electronics Engineers in China. In 2019, we were recognized as one of the “Top Ten Enterprise Cloud Technology Vendors,” ranking first in the field of cloud-based communications, by iFenxi. In 2020, our proprietary voice-based AI robot was recognized as a “Reliable AI Product” by China Academy of Information and Communications Technology. In 2021, we were recognized as one of the “Top 100 Industry Digitalization Enterprises,” one of the “Top 20 Cloud Computing Big Data Enterprises,” and the “Leading Intelligent Communications Enterprise in the Financial Sector” by China Center for Information Industry Development, and one of the “Top 100 Private Enterprises of Scientific and Technological Innovation” by the United Front Work Department of Beijing Municipal and Beijing Federation of Industry and Commerce. In 2022, we jointly released the Research Report on Intelligent Technology and Application of Customer Service Center with the China Academy of Information and Communication Research. In 2023, we were awarded with the “Co-Innovation Award” and “Best Support Award” by Guangfa Bank Credit Card Center. In 2024, People’s Daily subsequently officially released the “2024 China AI Large Model Industry Development Report” and our Chitu Big Model was selected as the only financial industry big model among the typical representatives of big models in China. In 2025, our big model application Copilot & Agent was selected as one of the “Top 10 Chinese Agents with the Most Global Development Potential” in the “2024 China AI Agent Annual List” released by a leading internationally consulting firm in collaboration with Toubao Research Institute.

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

We have also organized or participated in various industry events for brand building and customer acquisition purposes. For example, in April 2019, we organized the “Cloud Communications through China” event in Shanghai and invited over 100 existing customers and channel partners to initiate and reinforce business collaborations. In addition, we have actively participated in industry events hosted by third parties with a focus on financial services industry. In 2022, 2023 and 2024, we participated in over 60 online and offline industry events to explore business opportunities with a broad range of enterprises. These events have broadened our access to potential customers and have furnished us with valuable opportunities for in-person communications.

We believe our online and offline branding and customer acquisition efforts have contributed to our brand awareness and reputation and effectively fueled our business growth.

Direct sales

We have built a sales and marketing team well-versed in China’s cloud-based communications industry. As of December 31, 2024, we had a sales and marketing team of 282 members with an average of approximately ten years of relevant experience. Our sales and marketing team is generally responsible for contacting prospective customers, renewing existing subscriptions, and maintaining customer relationships. Leveraging their sales expertise, thorough knowledge of our business and dedication to customer support, our sales and marketing team focuses primarily on large enterprises in key industry verticals with complex communications requirements and has a strong cross-selling and up-selling track record. We have offered competitive compensation schemes to motivate our sales and marketing personnel, under which we grant them bonuses when their sales achieve the financial targets.

As part of our go-to-market strategy, we had established sales representative offices in 12 cities distributed across China as of December 31, 2024 to expand our sales network. We believe such offices enable us to stay closer to our potential customers, and capture and accommodate specific needs and customs in different localities more effectively. In addition, leveraging such sales representative offices, we are able to recruit experienced sales personnel with first-hand customer resources locally and build collaborative relationships with mobile network operators’ local branches, both of which will contribute to our ability to establish a nationwide business network.

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

We are the registered holder of 125 trademarks, 75 patents, 570 software copyrights and 39 domain names in the PRC as of the date of this annual report. We also hold nine pending software copyright applications in the PRC as of the same date.

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

Internet information services

The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the PRC State Council on September 25, 2000 and last amended on December 6, 2024, set forth more specific rules on the provision of internet information services, or the ICP Service. According to the ICP Measures, internet information services are classified into two categories: profit-making ICP Services and non-profit-making ICP Services, among which, the profit-making ICP Services generally refers to the provision of specific information content, online advertising, web page construction and other online application services through the internet for profit-making purpose. According to the ICP Measures, a profit-making ICP Services provider shall apply for and obtain a permit for the operation of value-added telecom services of internet information services, while a non-profit-making ICP Services provider shall apply for and obtain relevant record-filing. Any ICP Service provider who does not obtain such permit or does not go through the record-filing formalities shall not engage in ICP Services.

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

Trade secrets

According to the PRC Anti-Unfair Competition Law, promulgated by the SCNPC in September 1993, as amended in November 4, 2017, April 23, 2019 and June 27, 2025 respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; or (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. Pursuant to the PRC Civil Code, if one intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party is entitled to request for the corresponding punitive compensation.

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

Regulations relating to taxation

Dividend withholding tax

The National People’s Congress enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 then further amended on April 23, 2019 and last amended on December 26, 2024, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met, including: (1) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (2) the Hong Kong enterprise must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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
Beijing Zhuge Yunyou Technology Co., Ltd.
(PRC)
100%
Shenzhen Zhongtian Wangjing Technology Co., Ltd.
(PRC)
Ownership
Contractual Arrangements

(1)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details of our shareholding structure.

(2)	Includes five subsidiaries incorporated in Japan, Philippines, Malaysia, Singapore and Mexico. The subsidiary incorporated in Mexico is owned as to 70.0% by Cloopen Limited and as to 30.0% by Cloopen Investment Inc. Other overseas subsidiaries are wholly owned by Cloopen Limited. We are in the process of dissolving our subsidiaries in Philippines and Mexico as of the date of this annual report.

(3)	As of the date of this annual report, Ronglian Yitong is owned as to 72.1% by Mr. Changxun Sun, our founder and chief executive officer, 26.9% by Mr. Jianhong Zhou, and 1.0% by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.).

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

D. Property, Plant and Equipment

Our principal executive offices are in Beijing, China, where we lease approximately 2,759 square meters of office space that are currently in use. We also maintain other leased offices in cities across China totaling approximately 4,469 square meters that are currently in use. We opened Malaysia office in December 2020, which has approximately 181 square meters of office space. Our Japan office has approximately 274 square meters of office space. In addition, we own approximately 394 square meters of office premises in Shanghai. We believe our existing premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to accommodate our future expansion plans.

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

As of December 31, 2022, 2023 and 2024, we had an active customer base of 9,980, 8,703 and 7,529 enterprises, respectively, among which 118, 121 and 114 were large-enterprise customers, respectively. In 2022, 2023 and 2024, the dollar-based net customer retention rate in relation to solutions we offer on a recurring basis was 61.7%, 85.8% and 74.6% respectively, and the dollar-based net customer retention rate for active customers was 64.5%, 89.0% and 77.4% respectively. We served 229, 279 and 337 customers for our project-based solutions in 2022, 2023 and 2024, respectively. Our revenues decreased by 3.8% from RMB593.6 million in 2022 to RMB571.0 million in 2023, and increased by 0.4% to RMB573.6 million (US$78.6 million) in 2024, of which 64.0%, 65.6% and 59.2% were recurring revenues in the same years, respectively. In 2022, 2023 and 2024, we incurred net loss of RMB975.9 million, RMB412.4 million and RMB146.8 million (US$20.1 million), respectively, and our adjusted EBITDA was RMB563.4 million, RMB405.5 million, and RMB225.4 million (US$30.9 million), respectively. See “—Non-GAAP Financial Measures” for information on how we define and calculate the non-GAAP financial measures as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

Improving customer acquisition, retention and lifetime value

Our results of operations are highly dependent on the total number and the lifetime value of our customers. We have cultivated a large and diverse customer base of enterprises of all sizes and various industries, including internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2022, 2023 and 2024, we had an active customer base of 9,980, 8,703 and 7,529 enterprises, respectively, among which 118, 121 and 114 were large-enterprise customers, respectively. To retain and grow our customer base, we need to predict future market acceptance and customer demand and continue to invest in sales and marketing to penetrate into more industry verticals and second- and lower-tier cities and further promote our brand image and recognition in China’s cloud-based communications industry. We also plan to expand our cross-selling and up-selling efforts to existing customers.

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

Controlling costs and expenses

One of the largest costs we incur during our business operations, particularly for our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis, is service fees paid for telecommunications resources. In 2022, 2023 and 2024, costs paid for telecommunications resources represented 51.6%, 55.0% and 52.0% of our total cost of revenues, respectively. Mobile network operators in China typically adjust the unit prices for resources, such as text messages and voice calls, once every several years based on government recommendations. A sudden adjustment by major mobile network operators would likely negatively affect our results of operations in current contract periods because we may not be able to pass on the impact to our customers as a result of fixed unit resource price throughout the current contract periods. On the other hand, we are generally able to pass on the impact from such unit price adjustment to customers relatively quickly due to our relatively short contract periods, which enable us to adjust our resource usage fees from time to time. Additionally, we may also benefit from the increase in the unit resource price in the long term because such price increase could eliminate weaker market players and strengthen our market leadership position.

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

Key Operating Metrics

	As of/For the Year Ended December 31,
	2022	2023	2024
Number of active customers	9,980	8,703	7,529
Number of large-enterprise customers	118	121	114
Percentage of revenue contribution by large-enterprise customers	65.0%	67.0%	68.7%
Dollar-based net customer retention rate	61.7%	85.8%	74.6%

*	The operating metrics of EliteCRM and Zhuge are included in the operating metrics as of/for the year ended December 31, 2022, 2023, and 2024, except that the dollar-based net customer retention rate does not include the operating results of Zhuge in 2022 due to the lack of data for calculation in 2021 because Zhuge was acquired in December 2021.

Our dollar-based net customer retention rate increased from 61.7% in 2022 to 85.8% in 2023, primarily due to an increase in the business demand for text messaging services from our financial institution customers. Our dollar-based net customer retention rate decreased to 74.6% in 2024, primarily because of the decline in the PaaS business retention rate, resulting from the replacement of certain SMS channel clients for consideration of pricing. In 2022, 2023 and 2024, our dollar-based net customer retention rate for active customers was 64.5%, 89.0% and 77.4% respectively.

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

We define non-GAAP net loss as net loss excluding share-based compensation, (gains)/losses from disposal of subsidiaries, net, gains from disposal of long-term investments, impairment loss of long-term investments, impairment loss of intangible assets, impairment loss of goodwill, provision for U.S class action, and other operating (income)/expenses. We define adjusted EBITDA as net loss excluding depreciation and amortization, interest expenses, net, income tax benefit, share-based compensation, investment income, impairment loss of long-term investments, impairment loss of intangible assets, impairment loss of goodwill, provision for U.S class action, other operating (income)/expenses, (gains)/losses from disposal of subsidiaries, net, gains from disposal of long-term investments, share of (gains)/losses of equity method investments, and foreign currency exchange (gains)/losses, net. We believe that non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. The non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our non-GAAP financial measures to net loss for the years indicated.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(975,899)	(412,374)	(146,827)	(20,115)
Add:
Share-based compensation	107,462	22,239	14,305	1,960
(Gains)/losses from disposal of subsidiaries, net	2,739	—	(403)	(55)
Gains from disposal of long-term investments	(5,138)	—	—	—
Impairment loss of long-term investments	7,400	8,011	—	—
Impairment loss of intangible assets	28,011	—	—	—
Impairment loss of goodwill	107,407	—	—	—
Provision for U.S class action	83,575	—	—	—
Other operating (income)/expenses	70,417	—	(49,530)	(6,786)
Non-GAAP net loss	(574,026)	(382,124)	(182,455)	(24,996)

Net loss	(975,899)	(412,374)	(146,827)	(20,115)
Add:
Depreciation and amortization	13,893	8,775	7,634	1,046
Interest expenses, net	(14,199)	(26,826)	(42,151)	(5,775)
Income tax benefit	(342)	(564)	(316)	(43)
EBITDA:	(976,547)	(430,989)	(181,660)	(24,887)
Adjust:
Share-based compensation	107,462	22,239	14,305	1,960
Investment income	(340)	(563)	(11,859)	(1,625)
Impairment loss of long-term investments	7,400	8,011	—	—
Impairment loss of intangible assets	28,011	—	—	—
Impairment loss of goodwill	107,407	—	—	—
Provision for U.S class action	83,575	—	—	—
Other operating (income)/expenses	70,417	—	(49,530)	(6,786)
(Gains)/losses from disposal of subsidiaries, net	2,739	—	(403)	(55)
Gains from disposal of long-term investments	(5,138)	—	—	—
Share of (gains)/losses of equity method investments	1,969	1,470	(3)	—
Foreign currency exchange (gains)/losses, net	9,666	(5,699)	3,717	509
Adjusted EBITDA	(563,379)	(405,431)	(225,433)	(30,884)

Key Components of Our Results of Operations

Revenues

We generate revenue primarily from the sales of our CPaaS, cloud-based CC and cloud-based UC&C solutions. In 2022, 2023 and 2024, our revenues were RMB593.6 million, RMB571.0 million and RMB573.6 million (US$78.6 million), respectively. The following table sets forth the breakdown of our total revenues both in absolute amount and as a percentage of total revenues in the years indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	119,416	20.1	136,654	23.9	132,242	18,117	23.1
Voice calls	25,953	4.4	25,958	4.5	35,706	4,892	6.2
Jointly-operated CPaaS	27,591	4.6	15,439	2.7	—	—	0.0
IoT	13,268	2.2	13,937	2.4	21,440	2,937	3.7
Others	5,936	1.0	3,423	0.6	18	3	0.0
Subtotal	192,164	32.4	195,411	34.2	189,406	25,949	33.0
Cloud-based CC
Recurring(1)	187,693	31.6	179,042	31.4	150,165	20,573	26.2
Project	123,072	20.7	77,919	13.6	117,916	16,154	20.6
Subtotal	310,765	52.3	256,961	45.0	268,081	36,727	46.8
Cloud-based UC&C	89,350	15.1	117,554	20.6	116,079	15,902	20.2
Other services	1,355	0.2	1,098	0.2	—	—	0.0
Total revenues	593,634	100.0	571,024	100.0	573,566	78,578	100.0

(1)	Includes cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees.

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

Our revenues from cloud-based CC solutions primarily consist of seat subscription fees and related resource usage fees, and to a lesser extent, software license fees and related service fees. We charge customers using our cloud-based CC solutions deployed on public cloud a combination of seat subscription fees and related resource usage fees that are determined according to the capacity and number of functional modules embedded as well as the number of texts and call minutes facilitated through our solutions. In 2022, 2023 and 2024, solutions that we offer on a recurring basis generated 60.4%, 69.7% and 56.0% of our revenues from cloud-based CC solutions, respectively. We generally charge customers using our solutions deployed on private cloud software license fees and related customized service fees that are negotiated on a project basis and recognize revenues in accordance with the agreed-upon project milestones. The delivery cycle of our project-based cloud-based CC solutions typically ranges from three to 12 months.

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

Cost of revenues

Our cost of revenues primarily consists of (1) costs paid for telecommunications resources, (2) outsourcing costs, (3) infrastructure and equipment costs, and (4) staff costs related to solution delivery]. In 2022, 2023 and 2024, our cost of revenues was RMB367.3 million, RMB366.4 million and RMB362.7 million (US$49.7 million), respectively. The following table sets forth the breakdown of our cost of revenues by nature both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of telecommunications resources	189,376	51.6	201,683	55.0	188,470	25,820	52.0
Outsourcing costs	99,608	27.1	49,264	13.5	67,794	9,288	18.7
Infrastructure and equipment costs	41,656	11.3	40,011	10.9	33,909	4,646	9.3
Staff costs	33,266	9.1	68,459	18.7	71,388	9,780	19.7
Rentals and others	3,428	0.9	6,958	1.9	1,156	158	0.3
Total cost of revenues	367,334	100.0	366,375	100.0	362,717	49,692	100.0

Costs of telecommunications resources represent fees we pay to mobile network operators based on the number of texts and minutes of voice calls we subscribed for. We typically enter into annual contracts with mobile network operators which set forth the unit price for each text message and every minute of voice call. In 2022, 2023 and 2024, costs of telecommunications resources represented the largest portion of our cost of revenues, representing 51.6%, 55.0% and 52.0% of our total cost of revenues, respectively. We also outsource certain parts of the solution delivery and incur outsourcing costs. Infrastructure and equipment costs relate to our use of servers and our purchase of hardware and equipment to support our solutions. Staff costs represent compensation paid to employees who primarily deliver solution customization and perform other services to customers. Rentals and others primarily consist of rental costs related to our leases.

The following table sets forth the breakdown of our cost of revenues by service type both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	111,999	30.5	128,564	35.1	121,444	16,597	33.4
Voice calls	24,133	6.6	24,026	6.6	32,827	4,497	9.1
Jointly-operated CPaaS	281	0.1	262	0.1	—	—	—
IoT	—	—	—	—	13,536	1,854	4
Others	2,968	0.8	2,754	0.8	—	—	0.0
Subtotal	139,381	37.9	155,606	42.6	167,507	22,948	46.2
Cloud-based CC
Recurring(1)	95,260	25.9	86,109	23.5	65,422	8,963	18.0
Project	70,851	19.3	42,997	11.7	62,265	8,530	17.2
Subtotal	166,111	45.2	129,106	35.2	127,687	17,493	35.2
Cloud-based UC&C	60,936	16.6	80,722	22.0	67,523	9,251	18.6
Other services	906	0.2	941	0.3	—	—	0.0
Total cost of revenues	367,334	100.0	366,375	100.1	362,717	49,692	100.0

(1)	Includes cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees.

Gross profit

Our gross profit was RMB226.3 million, RMB204.6 million and RMB210.8 million (US$28.9 million) in 2022, 2023 and 2024, respectively. Our overall gross profit margin was 38.1%, 35.8% and 36.8% respectively. The following table sets forth a breakdown of our gross profit and gross profit margin.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS	52,783	27.5	39,805	20.4	21,899	3,001	11.6
Cloud-based CC(1)	144,654	46.5	127,855	49.8	140,394	19,234	52.4
Cloud-based UC&C	28,414	31.8	36,832	31.3	48,556	6,651	41.8
Other services	449	33.1	157	14.3	—	—	0.0
Total	226,300	38.1	204,649	35.8	210,849	28,886	36.8

(1)	The gross profit margin for cloud-based CC solutions that we offer on a recurring basis was 49.2%, 51.9% and 56.4% in 2022, 2023 and 2024, respectively.

The gross profit margin of our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis is primarily affected by the costs of telecommunications resources we paid to mobile network operators, which represented a majority of the costs for these solutions] in 2022, 2023 and 2024. See “—Factors Affecting our Results of Operations—Controlling costs and expenses” for details of the impacts.

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

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses	326,513	35.8	222,538	34.7	177,000	24,249	38.6
Selling and marketing expenses	265,304	29.1	227,543	35.5	187,305	25,661	40.9
General and administrative expenses	319,217	35.1	191,113	29.9	93,916	12,866	20.5
Total	911,034	100.0	641,194	100.0	458,221	62,776	100.0

Research and development expenses

Our research and development expenses were RMB326.5 million, RMB222.5 million and RMB177.0 million (US$24.2 million) in 2022, 2023 and 2024, respectively, primarily representing (1) compensation paid to our research and development staff and (2) technology service expenses paid to outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions.

Selling and marketing expenses

Our selling and marketing expenses were RMB265.3 million, RMB227.5 million and RMB187.3 million (US$25.7 million) in 2022, 2023 and 2024, respectively, primarily representing (1) compensation paid to our sales and marketing staff, (2) our spending on online advertisement and other online promotional events to reach more customers, and (3) participation and organization of offline events to boost our brand image.

General and administrative expenses

Our general and administrative expenses were RMB319.2 million, RMB191.1 million and RMB93.9 million (US$12.9 million) in 2022, 2023 and 2024, respectively, primarily representing (1) compensation paid to our administrative staff and management team, including share-based compensation expenses, (2) professional services fees, rentals and certain administrative expenses, and (3) provision for doubtful accounts.

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

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	593,634	100.0	571,024	100.0	573,566	78,578	100.0
Cost of revenues	(367,334)	(61.9)	(366,375)	(64.2)	(362,717)	(49,692)	(63.2)
Gross profit	226,300	38.1	204,649	35.8	210,849	28,886	36.8
Operating expenses:
Selling and marketing expenses	(265,304)	(44.7)	(227,543)	(39.8)	(187,305)	(25,661)	(32.7)
General and administrative expenses	(319,217)	(53.8)	(191,113)	(33.5)	(93,916)	(12,866)	(16.4)
Impairment loss of goodwill	(107,407)	(18.1)	—	—	—	—	—
Impairment loss of intangible assets	(28,011)	(4.7)	—	—	—	—	—
Provision for U.S Class Action	(83,575)	(14.1)	—	—	—	—	—
Other operating income (expenses)	(70,417)	(11.9)	—	—	49,530	6,786	8.6
Research and development expenses	(326,513)	(55.0)	(222,538)	(39.0)	(177,000)	(24,249)	(30.9)
Total operating expenses	(1,200,444)	(202.2)	(641,194)	(112.3)	(408,691)	(55,990)	(71.3)
Operating loss	(974,144)	(164.1)	(436,545)	(76.4)	(197,842)	(27,104)	(34.5)
Interest expenses	(428)	(0.1)	—	—	—	—	—
Interest income	14,627	2.5	26,826	4.7	42,151	5,775	7.3
Investment income	340	—	563	0	11,859	1,625	2
Share of gains (losses) of equity method investments	(1,969)	(0)	(1,470)	(0.3)	3	—	—
Gains from disposal of other equity investments	5,138	—	—	—	—	—	—
Impairment loss of long-term investments	(7,400)	(1)	(8,011)	(1.4)	—	—	—
Gains (losses) from disposal of subsidiaries, net	(2,739)	(0.5)	—	—	403	55	0.1
Foreign currency exchange gains (losses), net	(9,666)	(1.6)	5,699	1.0)	(3,717)	(509)	(0.6)
Loss before income taxes	(976,241)	(164.4)	(412,938)	(72.3)	(147,143)	(20,158)	(25.7)
Income tax benefit	342	0.1	564	0.1	316	43	0.1
Net loss	(975,899)	(164.4)	(412,374)	(72.2)	(146,827)	(20,115)	(25.6)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 0.4% from RMB571.0 million in 2023 to RMB573.6 million (US$78.6 million) in 2024, primarily due to the following.

●	Revenues from our CPaaS solutions decreased by 3.1% from RMB195.4 million in 2023 to RMB 189.4 million (US$25.9 million) in 2024, primarily due to a 37.6% increase in revenues generated from our voice calls services from RMB26.0 million in 2023 to RMB35.7 million (US$4.9 million) in 2024, which was primarily due to business recovery from the impact of COVID-19 pandemic, partially offset by a significant decrease in revenues generated from our jointly-operated CPaaS services from RMB15.4 million in 2023 to nil in 2024 because we terminated the cooperation with respect to one of the communications service platforms jointly operated with mobile network operators in 2023.

●	Revenues from our cloud-based CC solutions increased by 4.3% from RMB257.0 million in 2023 to RMB268.1 million (US$36.7 million) in 2024. Our recurring revenues decreased by 16.1% from RMB179.0 million in 2023 to RMB150.2 million (US$20.6 million) in 2024, primarily due to the decreased demands from our customers. Our project-based revenues increased by 51.3% from RMB77.9 million in 2023 to RMB117.9 million (US$16.2 million) in 2024, primarily due to an increase in the number of projects as a result of our business expansion.

●	Revenues from our cloud-based UC&C solutions decreased by 1.3% from RMB117.6 million in 2023 to RMB116.1 million (US$15.9 million) in 2024, primarily due to the decreased demands from our customers.

Cost of revenues

Our cost of revenues decreased by 1.0% from RMB366.4 million in 2023 to RMB362.7 million (US$49.7 million) in 2024, primarily due to the following.

●	Cost of revenues from our CPaaS solutions increased by 7.6% from RMB155.6 million in 2023 to RMB167.5 million (US$22.9 million) in 2024, primarily due to the increase of RMB 13.5 million (US$1.9 million) in costs related to IOT, as the Company start selling IOT devices in 2024, while there was only IOT services in 2023.

●

Cost of revenues from our cloud-based CC solutions decreased by 1.1% from RMB129.1 million in 2023 to RMB127.7 million (US$17.5 million) in 2024, primarily due to (1) a 44.8% increase in cost of revenues from our project-based cloud-based CC solutions from RMB43.0 million in 2023 to RMB62.3 million (US$8.5 million) in 2024 mainly due to the increased business scale and the increased outsourcing costs for certain projects that we undertook, and (2) a 24.0% decrease in cost of revenues from our subscription-based cloud-based CC solutions from RMB86.1 million in 2023 to RMB65.4 million (US$9.0 million) in 2024 mainly due to the decreased business scale and the decrease in the number of minutes of voice calls that we facilitated through our solutions.

●	Cost of revenues from our cloud-based UC&C solutions decreased by 16.4% from RMB80.7 million in 2023 to RMB67.5 million (US$9.3 million) in 2024, primarily due to the decreased business scale.

Gross profit

As a result of the foregoing, our gross profit increased by 3.0% from RMB204.6 million in 2023 to RMB210.8 million (US$28.9 million) in 2024. Our gross profit margin increased from 35.8% in 2023 to 36.8% in 2024, primarily due to primarily due to a greater portion of revenues generated from our cloud-based CC solutions, which typically have higher profit margins as compared to CPaaS solutions.

Operating expenses

●	Research and development expenses. Our research and development expenses decreased by 20.5% from RMB222.5 million in 2023 to RMB177.0 million (US$24.2 million) in 2024, primarily due to (1) a 24.5% decrease in the R&D staff expenses of RMB43.7 million (US$6.0 million), mainly due to decreases in the headcount of and the compensation level for our R&D personnel, and (2) a 32.0% decrease in lease expenses of RMB2.7 million (US$0.4 million), which was in line with the reduced R&D headcount.

●

Selling and marketing expenses. Our selling and marketing expenses decreased by 17.7% from RMB227.5 million in 2023 to RMB187.3 million (US$25.7 million) in 2024, primarily due to (1) a 26.2% decrease in staff expenses of RMB41.5 million (US$5.7 million), mainly due to decreases in the headcount of and the compensation level for our sales and marketing personnel, and (2) a 8.7% decrease in spending on advertising campaigns and marketing activities of RMB3.7 million (US$0.5 million), mainly due to our expenses control measures..

●	General and administrative expenses. Our general and administrative expenses decreased by 50.9% from RMB191.1 million in 2023 to RMB93.9 million (US$12.9 million) in 2024, primarily due to (1) a 61.4% decrease in the service fees paid to third parties of RMB43.1 million (US$5.9 million), mainly due to the settlement of the Class Action in 2023, (2) a 16.9% decrease in staff expenses of RMB10.9 million (US$1.5 million), mainly due to decreases in the headcount of and the compensation level for our management and administrative personnel, (3) a 79.4% decrease in share-based compensation expenses of RMB13.5 million (US$1.8 million), mainly due to a decrease in amortized expenses as the options vested, and (4) a significant decrease in allowance for doubtful accounts of RMB20.3 million (US$2.8 million).

●	Other operating income (expenses). We recorded other operating income of RMB49.5 million (US$6.8 million) in 2024, as compared to nil in 2023, primarily because we ceased the cooperation with some customers and the advances from the customers will not refund in the future according to the suspension agreements.

Operating loss

As a result of the foregoing, our operating loss decreased from RMB436.5 million in 2023 to RMB197.8million (US$27.1 million) in 2024.

Other income and expenses

●

Interest income. Our interest income increased by 57.1% from RMB26.8 million in 2023 to RMB 42.2 million (US$5.8 million) in 2024, primarily due to an increase in average deposit interest rate and cash and cash equivalent balance denominated in USD.

●

Investment income. We recorded investment income of RMB11.9 million (US$1.6 million) in 2024, as compared to RMB0.6 million in 2023, primarily relating to the increased realized gain related to short-term investments.

●	Share of gains (losses) of equity method investments. We recorded share of losses of equity method investments of RMB1.5 million in 2023, and share of gains of equity method investments of RMB3,000 (US$411) in 2024, primarily due to the gains (losses) incurred by an equity investee that we invested in.

●	Impairment loss of long-term investments. We incurred impairment loss of long-term investments of nil in 2024, as compared to RMB8.0 million in 2023, primarily due to a non-temporary impairment of the long-term investments in 2023.

●	Losses from disposal of subsidiaries, net. We recorded loss from disposal of subsidiaries of RMB0.4 million (US$60,000) in 2024, as compared to nil in 2023, primarily due to we had no disposal in 2023.

●	Foreign currency exchange gains (losses), net. We recorded foreign currency exchange losses of RMB3.7 million (US$0.5 million) in 2024, as compared to foreign currency exchange gains of RMB5.7 million in 2023, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax benefit

We incurred income tax benefit of RMB0.6 million and RMB0.3 million (US$43,000) in 2023 and 2024, respectively.

Net loss

As a result of the foregoing, our net loss decreased by 64.4% from RMB412.4 million in 2023 to RMB146.8 million (US$20.1 million) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 3.8% from RMB593.6 million in 2022 to RMB571.0 million in 2023, primarily due to the following.

●	Revenues from our CPaaS solutions remained relatively stable at RMB192.2 million and RMB195.4 million in 2022 and 2023, respectively, primarily due to a 14.4% increase in revenues generated from our text messaging services from RMB119.4 million in 2022 to RMB136.7 million in 2023, which was primarily due to business recovery from the impact of COVID-19 pandemic, partially offset by a 44.0% decrease in revenues generated from our jointly-operated CPaaS services from RMB27.6 million in 2022 to RMB15.4 million in 2023 because we terminated the cooperation with respect to one of the communications service platforms jointly operated with mobile network operators.

●	Revenues from our cloud-based CC solutions decreased by 17.3% from RMB310.8 million in 2022 to RMB257.0 million in 2023. Our recurring revenues decreased by 4.6% from RMB187.7 million in 2022 to RMB179.0 million in 2023, primarily due to the decreased demands from our customers. Our project-based revenues decreased by 36.7% from RMB123.1 million in 2022 to RMB77.9 million in 2023, primarily due to the decreased average project value in 2023.

●	Revenues from our cloud-based UC&C solutions increased by 31.6% from RMB89.4 million in 2022 to RMB117.6 million in 2023, primarily due to projects delayed during the COVID-19 pandemic in 2022 being delivered and revenues being recognized in 2023.

Cost of revenues

Our cost of revenues remained relatively stable at RMB367.3 million in 2022 and RMB366.4 million (US$51.6 million) in 2023, primarily due to the following.

●	Cost of revenues from our CPaaS solutions increased by 11.6% from RMB139.4million in 2022 to RMB155.6 million in 2023, primarily due to a 14.8% increase in costs related to text messaging from RMB112.0 million in 2022 to RMB128.6 million in 2023, generally in line with the increased revenues from our text messaging services. Our costs related to text messaging are affected by the number of texts sent by our customers and the unit price charged by the major mobile network operators in China.

●	Cost of revenues from our cloud-based CC solutions decreased by 22.3% from RMB166.1 million in 2022 to RMB129.1 million in 2023, primarily due to (1) a 39.3% decrease in cost of revenues from our project-based cloud-based CC solutions from RMB70.9 million in 2022 to RMB43.0 million in 2023 mainly due to the decreased business scale and the decreased outsourcing costs for certain projects that we undertook, and (2) a 9.6% decrease in cost of revenues from our subscription-based cloud-based CC solutions from RMB95.3 million in 2022 to RMB86.1 million in 2023 mainly due to the decreased business scale and the decrease in the number of minutes of voice calls that we facilitated through our solutions.

●	Cost of revenues from our cloud-based UC&C solutions increased by 32.5% from RMB60.9 million in 2022 to RMB80.7 million in 2023, primarily due to the increased business scale.

Gross profit

As a result of the foregoing, our gross profit decreased by 9.6% from RMB226.3 million in 2022 to RMB204.6 million in 2023. Our gross profit margin decreased from 38.1% in 2022 to 35.8% in 2023, primarily due to a lower proportion of revenues generated from our cloud-based CC solutions, which typically have higher profit margins as compared to CPaaS solutions.

Operating expenses

●	Research and development expenses. Our research and development expenses decreased by 31.8% from RMB326.5 million in 2022 to RMB222.5 million in 2023, primarily due to (1) a 35.4% decrease in the R&D staff expenses of RMB97.9 million, mainly due to decreases in the headcount of and the compensation level for our R&D personnel, (2) a 24.4% decrease in the technology service expenses of RMB6.8 million as our solutions grew mature, and (3) a 39.3% decrease in lease expenses of RMB5.5 million, which was in line with the reduced R&D headcount, partially offset by an increase in the share-based compensation expenses from negative RMB6.0 million in 2022 to RMB1.7 million in 2023, mainly due to the departure of certain R&D staff in 2022.

●	Selling and marketing expenses. Our selling and marketing expenses decreased by 14.2% from RMB265.3 million in 2022 to RMB227.5 in 2023, primarily due to (1) a 14.8% decrease in staff expenses of RMB27.5 million, mainly due to decreases in the headcount of and the compensation level for our sales and marketing personnel, and (2) a 18.6% decrease in spending on advertising campaigns and marketing activities of RMB9.8 million, mainly due to our expenses control measures.

●	General and administrative expenses. Our general and administrative expenses decreased by 40.1% from RMB319.2 million in 2022 to RMB191.1 million in 2023, primarily due to (1) an 85.1% decrease in share-based compensation expenses of RMB96.6 million, mainly due to a decrease in amortized expenses as the options vested, and (2) a 24.5% decrease in staff expenses of RMB20.9 million, mainly due to decreases in the headcount of and the compensation level for our management and administrative personnel, partially offset by a 29.3% increase in the service fees paid to third parties of RMB15.9 million.

●	Impairment loss of goodwill. We did not record impairment loss of goodwill in 2023, as compared to RMB107.4 million recorded in 2022, primarily because the fair value of reporting unit was less than the carrying amount as of December 31, 2022.

●	Other operating expenses. We did not record operating expenses in 2023, as compared to RMB70.4 million recorded in 2022, primarily because we expensed the prepayments in 2022 as we expected that there was a possibility that such amounts might not be fully recovered in the future.

Operating loss

As a result of the foregoing, our operating loss decreased by 55.2% from RMB974.1 million in 2022 to RMB436.5 million in 2023.

Other income and expenses

●	Interest expenses. Our interest expenses decreased from RMB0.4 million in 2022 to nil in 2023, as we had no borrowings in 2023.

●	Interest income. Our interest income increased by 83.4% from RMB14.6 million in 2022 to RMB26.8 million in 2023, primarily due to the increases in average deposits and interest rate.

●	Investment income. Our investment income increased by 65.6% from RMB0.3 million in 2022 to RMB0.6 million, primarily due to the increased realized gain related to short-term investments.

●	Share of losses of equity method investments. Our share of losses of equity method investments decreased by 25.3% from RMB2.0 million in 2022 to RMB1.5 million in 2023, primarily due to the decreased losses incurred by an equity investee that we invested in.

●	Gains from disposal of long-term investments. We recorded gain from disposal of long-term investments of nil in 2023 as we had no such disposal in the same year, as compared to RMB5.1 million in 2022.

●	Impairment loss of long-term investments. We incurred impairment loss of long-term investments of RMB8.0 million in 2023, as compared to RMB7.4 million in 2022, primarily due to a non-temporary impairment of the long-term investments.

●	Gains from disposal of subsidiaries, net. We recorded gain from disposal of subsidiaries of nil in 2023 as we had no such disposal in the same year, as compared to gain from disposal of subsidiaries of RMB2.7 million in 2022.

●	Foreign currency exchange gains (losses), net. We recorded foreign currency exchange gains of RMB5.7 million in 2023, as compared to foreign currency exchange loss of RMB9.7 million in 2022, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax benefit

We recorded income tax benefit of RMB0.3 million and RMB0.6 million in 2022 and 2023, respectively.

Net loss

As a result of the foregoing, our net loss decreased by 57.7% from RMB975.9 million in 2022 to RMB412.4 million in 2023.

B. Liquidity and Capital Resources

In 2022, 2023 and 2024, we incurred net loss of RMB975.9 million, RMB412.4 million and RMB146.8 million (US$20.1 million), and our net cash used in operating activities was RMB567.3 million, RMB516.2 million and RMB180.2 million (US$24.7 million) in the same years, respectively. In 2022, 2023 and 2024, we recorded cash used in financing activities of RMB52.8 million, nil and nil, respectively. In 2022, 2023 and 2024, net cash provided by investing activities was RMB351.6 million, RMB351.3 million, and RMB460.2 million (US$63.1 million), respectively.

Based upon service type and our assessment of customers’ credit and ongoing relationships, our payment terms typically range from 60 to 180 days after our customers have been billed. Days sales outstanding, calculated by gross accounts receivable outstanding as of the year end divided by revenues for the year and multiplied by the number of days in such year, were 132 days, 156 days and 131 days for 2022, 2023 and 2024, respectively. Our days sales outstanding decreased from 156 days in 2023 to 131 in 2024, primarily because we have strengthened the Company’s collection management of accounts receivable. Our days sales outstanding increased from 132 days in 2022 to 156 days in 2023, primarily because we extended payment cycles for large customers to maintain stable customer relationship. We will closely monitor our outstanding accounts receivable and follow up with relevant customers on a continuous basis in order to collect overdue balances.

In December 2021, we obtained secured bank loans of RMB5.5 million (US$0.9 million) from the business acquisition of Zhuge, which were secured by the founder of Zhuge. Such bank borrowings were paid off in full in 2022. As of December 31, 2024, we did not have short-term bank borrowings.

As of December 31, 2024, 65.4% of our cash and cash equivalents were held in China, and 25.7% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the affiliated entities, we do not have direct access to the cash and cash equivalents or future earnings of the affiliated entities. However, a portion of the cash balances of the affiliated entities will be paid to us pursuant to our contractual arrangements with the affiliated entities. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the years indicated.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(567,270)	(516,202)	(180,240)	(24,693)
Net cash provided by investing activities	351,628	351,294	460,228	63,051
Net cash used in financing activities	(52,765)	—	—	—
Effect of foreign currency exchange rate changes on cash	138,795	20,092	(11,922)	(1,633)
Net increase/(decrease) in cash and restricted cash	(129,612)	(144,816)	268,066	36,725
Cash and restricted cash at the beginning of the year	656,877	527,265	382,449	52,395
Cash and restricted cash at the end of the year	527,265	382,449	650,515	89,120

Operating activities

Net cash used in operating activities was RMB180.2 million (US$24.7 million) in 2024, primarily due to net loss of RMB146.8 million (US$20.1 million), adjusted primarily by (1) non-cash items including share-based compensation of RMB14.3 million (US$2.0 million), a decrease of allowance for doubtful accounts RMB3.9 million (US$0.5 million), depreciation of property and equipment and amortization of intangible assets of RMB7.6 million (US$1.0 million), amortization of right-of-use asset and interest on lease liabilities of RMB8.5 million (US$1.2 million), investment income of RMB11.9 million (US$1.6 million), unrealized foreign exchange losses of RMB3.7 million (US$0.5 million), (2) changes in working capital that negatively affected operating cash flow, including a decrease in accrued expenses and other current liabilities of RMB22.5 million (US$3.1 million) primarily due to our timely payments to third parties, a decrease in contract liabilities of RMB57.1 million (US$7.8 million) primarily as a result of the decrease in cash received from customers, and an increase in contract assets of RMB13.0 million (US$1.8 million) primarily due to the increased amounts to issue invoices to our project based on customers, and (3) changes in working capital that positively affected operating cash flow, including an decrease in accounts receivable of RMB38.6 million (US$5.3 million) primarily due our strengthened collection management of accounts receivable, and an increase in accounts payable of RMB7.8 million (US$1.1 million) primarily due to our effectively management of payments to mobile network operators for telecommunications resources.

Net cash used in operating activities was RMB516.2 million in 2023, primarily due to net loss of RMB412.4 million, adjusted primarily by (1) non-cash items including share-based compensation of RMB22.2 million, allowance for doubtful accounts RMB16.5 million, depreciation of property and equipment and amortization of intangible assets of RMB8.8 million, impairment loss of long-term investments of RMB8.0 million, (2) changes in working capital that negatively affected operating cash flow, including a decrease in accrued expenses and other current liabilities of RMB118.2 million primarily relating to payment for U.S class action, a decrease in accounts payable of RMB34.4 million primarily due to the increase of payment to mobile network operators for telecommunications resources, and an increase in accounts receivable from third parties, net of RMB28.1 million primarily due to the decrease in customer collections, and (3) changes in working capital that positively affected operating cash flow, including a decrease in contract assets of RMB26.7 million primarily as such amounts were reclassified into accounts receivable following our issuance of invoices.

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

Investing activities

Net cash provided by investing activities was RMB460.2 million (US$63.1 million) in 2024, primarily due to cash received from maturity of term deposits of RMB1,571.5 million (US$215.3 million) and cash received from sale of short-term investments of RMB357.8 million (US$49.0 million), partially offset by cash paid for term deposits of RMB1,243.9 million (US$170.4 million) and cash paid for purchase of short-term investments of RMB222.0 million (US$30.4 million).

Net cash provided by investing activities was RMB351.3 million in 2023, primarily due to cash received from maturity of term deposits of RMB1,308.9 million and cash received from sale of short-term investments of RMB24.7 million, partially offset by cash paid for term deposits of RMB938.5 million and cash paid for purchase of short-term investments of RMB28.2 million.

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

Financing activities

We did not incur net cash used in or provided by financing activities in 2023 and 2024, primarily because we possessed sufficient cash and did not engage in any financing activity in 2023 and 2024.

Net cash used in financing activities was RMB52.8 million in 2022, primarily due to repurchase of treasury stock of RMB39.3 million, repayment of long-term borrowings of RMB8.0 million, and repayment for short-term bank borrowings of RMB5.5 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment such as computer, software and office equipment and purchase of intangible assets including software copyrights and telecommunication business licenses. Our capital expenditures were RMB6.8 million, RMB1.8 million, and RMB3.2 million (US$0.4 million) in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance.

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

Financial Information Related to the VIE

The following tables present the consolidating schedule of financial information relating to Cloopen Group Holding Limited, or the Parent, consolidated affiliated entities and non-VIE consolidated entities as of and for the years ended December 31, 2022, 2023 and 2024.

Selected consolidated statements of comprehensive loss data

	Year ended December 31, 2022
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Total revenues	—	636,320	52,911	(95,597)	593,634
Cost of revenues	—	(324,465)	(137,686)	94,817	(367,334)
Gross profit	—	311,855	(84,775)	(780)	226,300
Operating expenses	(238,074)	(860,969)	(109,776)	8,375	(1,200,444)
Operating loss	(238,074)	(549,114)	(194,551)	7,595	(974,144)
Loss before income taxes	(238,074)	(548,206)	(194,782)	4,821	(976,241)
Net loss	(238,074)	(544,042)	(198,605)	4,822	(975,899)

	Year ended December 31, 2023
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Total revenues	—	553,910	45,600	(28,486)	571,024
Cost of revenues	—	(346,257)	(49,906)	29,788	(366,375)
Gross profit	—	207,653	(4,306)	1,302	204,649
Operating expenses	(89,953)	(439,508)	(92,566)	(19,167)	(641,194)
Operating loss	(89,953)	(231,855)	(96,872)	(17,865)	(436,545)
Loss before income taxes	(89,953)	(233,465)	(103,841)	14,321	(412,938)
Net loss	(89,953)	(232,856)	(103,885)	14,320	(412,374)

	Year ended December 31, 2024
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total revenues	—	563,277	55,685	(45,396)	573,566
Cost of revenues	—	(360,984)	(43,748)	42,015	(362,717)
Gross profit	—	202,293	11,937	(3,381)	210,849
Operating expenses	(32,074)	(222,378)	(103,961)	(50,278)	(408,691)
Operating loss	(32,074)	(20,085)	(92,024)	(53,659)	(197,842)
Loss before income taxes	(32,074)	(33,370)	(89,806)	8,107	(147,143)
Net loss	(32,074)	(33,078)	(89,781)	8,106	(146,827)

Selected consolidated balance sheets data

	As of December 31, 2022
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	840,910	562,507	2,919,641	(2,175,169)	2,147,889
Total non-current assets	857,362	526,143	419,966	(1,638,269)	165,202
Total assets	1,698,272	1,088,650	3,339,607	(3,813,438)	2,313,091
Total current liabilities	135,054	2,558,058	(488,308)	(1,460,298)	744,506
Total non-current liabilities	—	6,262	2,381	—	8,643
Total liabilities	135,054	2,564,320	(485,927)	(1,460,298)	753,149
Total shareholders’ equity attributable to Cloopen Group Holding Limited	1,563,218	(1,472,394)	3,825,534	(2,353,140)	1,563,218
Non-controlling interests	—	(3,276)	—	—	(3,276)
Total liabilities and shareholders’ equity	1,698,272	1,088,650	3,339,607	(3,813,438)	2,313,091

	As of December 31, 2023
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	145,207	509,400	1,142,659	(163,853)	1,633,413
Total non-current assets	1,108,131	213,207	2,264,779	(3,435,442)	150,675
Total assets	1,253,338	722,607	3,407,438	(3,599,295)	1,784,088
Total current liabilities	52,372	2,728,417	22,400	(2,217,187)	586,002
Total non-current liabilities	—	2,799	249	—	3,048
Total liabilities	52,372	2,731,216	22,649	(2,217,187)	589,050
Total shareholders’ equity attributable to Cloopen Group Holding Limited	1,200,966	(2,002,681)	3,384,789	(1,382,108)	1,200,966
Non-controlling interests	—	(5,928)	—	—	(5,928)
Total liabilities and shareholders’ equity	1,253,338	722,607	3,407,438	(3,599,295)	1,784,088

	As of December 31, 2024
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Total current assets	263,126	421,886	805,866	(55,199)	1,435,679
Total non-current assets	993,075	233,663	2,569,349	(3,653,387)	142,700
Total assets	1,256,201	655,549	3,375,215	(3,708,586)	1,578,379
Total current liabilities	181,624	2,655,390	(120,570)	(2,207,841)	508,603
Total non-current liabilities	—	3,173	2,024	—	5,197
Total liabilities	181,624	2,658,563	(118,546)	(2,207,841)	513,800
Total shareholders’ equity attributable to Cloopen Group Holding Limited	1,074,577	(1,993,016)	3,493,761	(1,500,745)	1,074,577
Non-controlling interests	—	(9,998)	—	—	(9,998)
Total liabilities and shareholders’ equity	1,256,201	655,549	3,375,215	(3,708,586)	1,578,379

Selected consolidated statements of cash flows data

	Year ended December 31, 2022
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(290,137)	(574,227)	(215,296)	512,390	(567,270)
Net cash provided by investing activities	(335,194)	26,940	(15,224)	675,106	351,628
Net cash provided by financing activities	(47,474)	437,759	148,688	(591,738)	(52,765)

	Year ended December 31, 2023
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	(133,979)	(184,395)	(197,828)	—	(516,202)
Net cash used in investing activities	(569,407)	(6,700)	(860,399)	1,787,800	351,294
Net cash provided by financing activities	—	218,926	1,568,874	(1,787,800)	—

	Year ended December 31, 2024
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)
Net cash used in operating activities	115,285	46,516	(342,041)	—	(180,240)
Net cash used in investing activities	(486)	(3,216)	35,173	428,757	460,228
Net cash provided by financing activities	—	(4,712)	4,712	—	—

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

Commitments

The following table sets forth our contractual obligations as of December 31, 2024.

			Year Ending December 31,
	Total		2025	2026	2027
	RMB	US$	RMB	RMB	RMB
	(in thousands)
Purchase commitments*	5,424	743	5,274	90	60

* Relates to purchase of software and equipment. The purchase commitments are contracted but not yet reflected in the consolidated financial statements as of December 31, 2024.

Save as disclosed above, we did not have any significant capital or other commitments, long term obligations or guarantees as of December 31, 2024.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trend, uncertainty, demand, commitment or event for the year of 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

In January 2017, we adopted the 2016 Plan. Under the 2016 Plan, we granted nil, nil and 1,000,000 share options to our directors, officers and employees for 2022, 2023 and 2024, respectively. In January 2021, we adopted the 2021 Plan, under which restricted share units to purchase 11,707,389 Class A ordinary shares have been granted as of the date of this annual report, excluding those repurchased. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for more information in respect of the key terms of the 2016 Plan and the 2021 Plan and the outstanding options granted under such plans as of the date of this annual report. Further, in connection with the acquisition of EliteCRM in March 2021, we issued 2,411,177 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of EliteCRM. In addition, in connection with the acquisition of Zhuge in December 2021, we issued 468,455 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of Zhuge (excluding those repurchased pursuant to performance target adjustments). These restricted shares were issued under a private placement pursuant to an exemption or exclusion from the registration requirements under the Securities Act, subject to certain vesting schedule and forfeiture to the extent any share remains unvested in case of early termination of employment.

The weighted average grant date fair value of the share options granted was nil, nil and US$0.29 for 2022, 2023 and 2024, respectively. The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

Year Ended December 31,
2024
Risk-free rate of return(1)	2.50%
Volatility(2)	45.0%
Expected dividend yield(3)	0%
Exercise multiple(4)	2.20
Fair value of underlying ordinary share	US$0.30- US$0.52
Expiration terms(5)	10 years

(1)	We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollars for a term consistent with the expected term of our options in effect at the option valuation date.

(2)	We estimate expected volatility based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options.

(3)	Expected dividend yield is zero as we do not anticipate any dividend payments in the foreseeable future.

(4)	We estimate the expected exercise multiple as the average ratio of the stock price to the exercise price of when our employees will decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication.

(5)	Expiration term is the contract life of the options.

In 2022, 2023 and 2024, we recorded share-based compensation expenses of RMB107.5 million, RMB22.2 million, and RMB14.3 million (US$2.0 million) related to our share options, restricted shares, ordinary shares issued to management employees to acquire their equity interests in majority-owned subsidiaries. The following table sets forth the breakdown of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses in the years indicated.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	(621)	(0.6)	3	0.0	-	-	0.0
Research and development expenses	(5,953)	(5.5)	1,660	7.5	(490)	(67)	(3.4)
Selling and marketing expenses	510	0.5	3,639	16.4	11,314	1,550	79.1
General and administrative expenses	113,526	105.6	16,937	76.1	3,481	477	24.3
Total	107,462	100.0	22,239	100.0	14,305	1,960	100.0

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong Special Administrative Region profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate at 8.25%, whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No material provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2022, 2023 and 2024.

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

B. Compensation

Compensation of Directors and Executive Officers

For 2024, the aggregate cash compensation to directors and executive officers was approximately RMB9.9 million (US$1.4 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance, as well as housing fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 26,095,554 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which

●	options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised on January 25, 2021, which may be repurchased by our company in case of termination of employment;

●	options to purchase 3,645,942 Class A ordinary shares granted to certain employees were subsequently exercised; and

●	options to purchase 3,609,710 Class A ordinary shares are still outstanding, with exercise prices ranging from US$0.147 to US$0.38 per share.

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

As of the date of this annual report, restricted share units to purchase an aggregate of 11,707,389 Class A ordinary shares are granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 11,516,733 Class A ordinary shares are still outstanding.

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

As of the date of this annual report, other grantees as a group held options to purchase an aggregate of 2,609,710 Class A ordinary shares, with exercise prices ranging from US$0.147 per share to US$0.38 per share, and restricted shares units to purchase an aggregate of 8,616,733 Class A ordinary shares.

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

D. Employees

As of December 31, 2024, we had a total of 1,107 employees. The following table sets forth the breakdown of our employees as of December 31, 2024 by function.

	Number of
Function	Employees	% of Total
Research and development	263	23.8
Sales and marketing	282	25.5
Project execution	473	42.7
General administration	89	8.0
Total	1,107	100

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

			Total	% of total
			ordinary	ordinary
			shares on	shares on	% of
	Class A	Class B	an as-	an as-	aggregate
	ordinary	ordinary	converted	converted	voting
	shares	shares	basis	basis††	power†††
Directors and Executive Officers†
Changxun Sun(1)	2,000,000	25,649,839	27,649,839	8.29	45.79
Yipeng Li(2)	*	-	*	*	*
Xiegang Xiong(2)	*	-	*	*	*
Cheng Luo(2)	*	-	*	*	*
Pengfei Yuan(2)	*	-	*	*	*
Qingsheng Zheng	-	-	-	-	-
Ye Yuan	-	-	-	-	-
Yuanqi Wang	-	-	-	-	-
Ming Zhao	-	-	-	-	-
Zi Yang	-	-	-	-	-
Adam J. Zhao	*	-	*	*	*
Tim Yimin Liu	-	-	-	-	-
Ziguang Gao	*	-	*	*	*
All directors and executive officers as a group	8,614,978	25,649,839	34,264,817	10.22	46.82
Principal Shareholders:
Main Access Limited(3)	55,677,341	-	55,677,341	16.68	9.86
HSG CV IV Holdco, Ltd and Max Honest Limited(4)	53,580,097	-	53,580,097	16.06	9.49
Trustbridge Partners V, L.P.(5)	38,474,611	-	38,474,611	11.53	6.82
Cloopen Co., Ltd.	-	25,649,839	25,649,839	7.69	45.43

*	Represents less than 1% of our total outstanding shares on an as converted basis.

†	Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Tower A, Fairmont Tower 33 Guangshun North Main Street, Chaoyang District, Beijing, People’s Republic of China.

††	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (1) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun, and (2) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under our share incentive plans issued due to exercise of options under the 2016 Plan. The registered address of Cloopen Co., Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of Flawless Success Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents Class A ordinary shares held by Flawless Success Limited and Flawless Wisdom Limited, nominees of two employee incentive trusts that hold such shares for and on behalf of the grantees under our share incentive plans, respectively, and Class A ordinary shares the person has the right to acquire within 60 days of the date of this annual report. The registered address of Flawless Success Limited and Flawless Wisdom Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Represents 55,677,341 Class A ordinary shares held by Main Access Limited, a company incorporated in British Virgin Islands, as reported in the Schedule 13G filed with the SEC on February 9, 2022. Main Access Limited is a wholly-owned subsidiary of Turbo Speed Technology Limited, which is a wholly-owned subsidiary of Success Bridge Limited, which is a wholly-owned subsidiary of Hi Sun Technology (China) Limited, a company listed on The Stock Exchange of Hong Kong Limited (Stock Code: 818). There is no ultimate controlling person of Main Access limited. Turbo Speed Technology Limited, Success Bridge Limited and Hi Sun Technology (China) Limited disclaim beneficial ownership of the securities other than to the extent of any pecuniary interest they may have therein. The registered office of Main Access Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents (1) 27,528,456 Class A ordinary shares held by HSG CV IV Holdco, Ltd., a company incorporated in Cayman Islands with limited liability, and (2) 26,051,641 Class A ordinary shares held by Max Honest Limited, as reported in the Schedule 13G filed with the SEC on February 14, 2022. The sole shareholder of HSG CV IV Holdco, Ltd. is HSG CV IV Senior Holdco, Ltd. The sole shareholder of HSG CV IV Senior Holdco, Ltd. is HongShan Capital Venture Fund IV, L.P., the general partner of which is HSG Venture IV Management, L.P., whose general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of HSG CV IV Holdco, Ltd. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The sole shareholder of Max Honest Limited is Beijing HongShan Mingde Equity Investment Center (L.P.), or, Mingde, whose general partner is Beijing HongShan Kunde Investment Management Center (Limited Partnership), or Kunde. The general partner of Kunde is Shanghai Huanyuan Investment Management Limited, or Huanyuan. Huanyuan is wholly owned by Mr. Kui Zhou and Ms. Xin Fu. The investment committee of Mingde, which includes Mr. Neil Nanpeng Shen and Mr. Kui Zhou, manages the decisions taken by Mingde to vote or to direct a vote, or to dispose, or direct the disposition of, the shares held by Mingde. As the management power is vested in the investment committee of which Mr. Neil Nanpeng Shen and Mr. Kui Zhou are members, Mr. Shen and Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Mingde. The registered office of Max Honest Limited is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)	Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P., as reported in the Schedule 13G/A filed with the SEC on February 5, 2024. Trustbridge Partners V, L.P. is a Cayman registered private equity fund. The registered office of Trustbridge Partners V, L.P. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Related Parties

Transactions with certain unconsolidated affiliates

We recorded revenues of RMB1.3 million, RMB0.9 million, and RMB0.2 million (US$22,000) from CPaaS services to Shenyang Yunrongxin Technology Co., Ltd, or Shenyang Yunrongxin, in 2022, 2023 and 2024, respectively. Amounts due from Shenyang Yunrongxin were RMB99,000, RMB0.7 million and RMB0.4 million (US$53,000) as of December 31, 2022, 2023 and 2024, respectively, which were recorded under accounts receivable - related parties, net. In addition, we engaged subsidiaries of Shenyang Yunrongxin for outsourcing services in relation to project development, and recognized cost of revenues of nil, RMB0.3 million and nil in 2022, 2023 and 2024, respectively. Amounts due to Shenyang Yunrongxin were RMB0.7 million, RMB0.2 million, and RMB91,000(US$ 12,000) as of December 31, 2022, 2023 and 2024, respectively, which were recorded under amounts due to related parties.

We recorded revenues of RMB2,000, nil and RMB1,000 (US$140) from CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd, or Shenzhen City Yunjitong, in 2022, 2023 and 2024, respectively. Amounts due to Shenzhen City Yunjitong were RMB5,000 and RMB4,000, and RMB1,000 (US$140), as of December 31, 2022, 2023 and 2024, respectively, which were received in advance for CPaaS services and were recorded under amounts due to related parties. We purchased project development services from Shenzhen City Yunjitong. Amounts due to Shenzhen City Yunjitong were RMB4 and RMB1 as of December 31, 2023 and 2024.

In November 2021, we acquired 20% of the equity interest in Shanghai Keshen Information Technology Co., Ltd, or Shanghai Keshen, and significant influence over it through board representation. Accordingly, we regarded it as one of our related parties since then. We provided cloud-based UC&C services to subsidiaries of Shanghai Keshen. In 2022, 2023 and 2024, we recorded revenues of RMB34,000, RMB6,000, and nil. Amounts due from Shanghai Keshen were nil, RMB4,000 and nil as of December 31, 2022, 2023 and 2024, respectively, which were recorded under accounts receivable - related parties, net. We purchased project development services from Shanghai Keshen, which is included in cost of revenues of nil, RMB3.3 million, and RMB2.0 million (US$0.3 million) in 2022, 2023 and 2024, respectively. Amounts due to Shanghai Keshen were RMB53,000, RMB51,000 and RMB62,000 (US$8,000) as of December 31, 2022, 2023, and 2024, respectively, which were recorded under amounts due to related parties.

See note 19 to our consolidated financial statements included elsewhere in this annual report for more information.

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

Although the law in this regard is unclear, we treat the affiliated entities, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Based on the market price of the ADSs and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis. In addition, if it were determined that we are not the beneficial owner of the VIE for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for our taxable year ended December 31, 2024, and future taxable years.

The determination of whether we were, are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income (which may differ from our historical results and current projections) and assets. Fluctuations in the market price of our ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time-to-time (which may be volatile).

Furthermore, the determination of whether we will be or continue to be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including any remaining cash raised in our initial public offering. Under circumstances where we retain significant amounts of liquid assets, or if the affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of continuing to be classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance regarding our PFIC status for the current taxable year or any future taxable year.

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

Under current law, a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are currently quoted and tradeable on the OTC market, which we do not believe is considered to be an established securities market in the United States, and therefore we do not believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, dividends that we pay on our ordinary shares that are not backed by ADSs will not meet the conditions required for the reduced tax rate. Regardless, as discussed above under “—Passive foreign investment company considerations,” we believe we are classified as a PFIC for our taxable year ended December 31, 2024. Accordingly, we do not expect that dividends paid on the ADSs or ordinary shares will meet the conditions required for such reduced tax rates.

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

Based on the market price of the ADSs and ordinary shares and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis. In addition, if it were determined that we are not the beneficial owner of the VIE for U.S. federal income tax purposes, we would nevertheless likely be treated as a PFIC for our taxable year ended December 31, 2024, and future taxable years.

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

In addition, if a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration Risk

No customers individually represented greater than 10.0% of our total revenues in 2022, 2023 and 2024. One of our suppliers represented 11.1% of our total purchases in 2022. Two suppliers represented 14.7% and 13.4% of our total purchases in 2023, respectively. One of our suppliers represented 19.6% of our total purchases in 2024.

Two of our customers represented 15.4% and 13.8% of our total accounts receivable, net including related party amounts and contract assets as of December 31, 2023, respectively. One customer represents 16.6% of our total accounts receivable, net including related party amounts and contract assets as of December 31, 2024.

Two of our suppliers represented 14.7% and 11.3% of our total accounts payable as of December 31, 2023, respectively. Two of our suppliers represented 13.3% and 12.4% of our total accounts payable as of December 31, 2023, respectively.

One customer represented 10.2% of our total contract liabilities as of December 31, 2023. No customers of us individually represented greater than 10.0% of our total contract liabilities as of December 31, 2024.

One supplier individually represented 21.0% of our prepayments and other current assets excluding related party amounts as of December 31, 2023. Two of our suppliers represented 20.8% and 10.8% of our prepayments and other current assets excluding related party amounts as of December 31, 2024, respectively.

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, restricted cash, term deposits, short-term investments and accounts receivable. The total amount of these financial instruments wasRMB1,494.0 million and RMB1,285 million (US$176.1 million) as of December 31, 2023 and 2024, respectively. Our investment policy requires cash, restricted cash, term deposits and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. We regularly evaluate the credit standing of the counterparties or financial institutions.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2024, we did not receive any reimbursement from the depositary.

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

As of the date of this annual report, we used approximately US$189.2 million of the net proceeds received from our initial public offering to fund our strategic investments and acquisitions, enhancement and upgrade of our existing solutions and introduction of new ones, investment in technologies and working capital and general corporate purposes. We intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2024.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective due to the outstanding material weaknesses detailed under the below section.

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

As required by Section 404 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was ineffective due to the material weaknesses identified below.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S, GAAP and SEC reporting requirements, (2) lack of rigorous implementation of controls over financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) insufficient acceptance control of systems (or subsystems) developed by external subcontractors, (6) insufficient due diligence on long-term equity investments.

To remedy the identified material weaknesses, we have begun to, and will continue to, improve our internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) enhancing guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process, especially on recognizing a gross or net basis revenue and monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) initiating the construction of the project management system and launching the module for the reporting of working hours by outsourced personnel, along with designing a process mechanism where the work tasks of outsourced personnel need to be reviewed by relevant parties , (6) It should be specifically noted that the company has purchased professional external service providers to offer systematic support for process management and revenue-cost accounting for its business, including but not limited to project-based business and subscription-based business, and to provide solutions. The relevant system control functions and reports will be launched successively by 2025. Because such remedial measures had not been fully implemented as of December 31, 2024, our management concluded that the material weaknesses still existed as of the date of this annual report.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting during the fiscal year of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Audit fees*	7,354	6,280	6,004	826

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (to reflect the ADS ratio change effected on March 15, 2023) (incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.3	Deposit Agreement dated February 8, 2021, by and among the Registrant, the depositary and the owners and holders of American depositary shares issued thereunder (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)
2.4	The Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated as of November 13, 2020 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.5	The Sixth Amended and Restated Right of First Refusal and Co-sale Agreement between the Registrant and other parties thereto dated as of November 13, 2020 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.6	Description of Securities (incorporated by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on March 24, 2025)
4.1	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.2	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.4	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.5	Amended and Restated Exclusive Business Cooperation Agreement between Anxun Guantong (Beijing) Technology Co., Ltd. and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.6	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.7	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.8	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.9	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing Hongshan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.10	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.11	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.12	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.13	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing Hongshan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.14	Power of Attorney issued by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.) dated as of August 28, 2019 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.15	Power of Attorney issued by Changxun Sun dated as of August 28, 2019 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.16	Power of Attorney issued by Jianhong Zhou dated as of March 28, 2019 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.17	Power of Attorney issued by Beijing Hongshan Shengde Equity Investment Center (Limited Partnership) dated as of November 3, 2020 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.18	Spousal Consent Letter issued by the spouse of Changxun Sun dated as of August 28, 2019 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.19	Series F Preferred Share Purchase Agreement between the Registrant and other parties thereto dated as of November 4, 2020 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.20	Warrant to Purchase Series F Preferred Shares of the Registrant, dated as of November 13, 2020 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.21	Termination Agreement in respect of the Current Contractual Agreements among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing HongShan Shengde Equity Investment Center (Limited Partnership) and Bejing Ronglian Yitong Information Technology Co., Ltd. dated as of January 5, 2024 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
8.1	List of Principal Subsidiaries and Affiliated Entities of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on March 24, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on August 27, 2024)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of CM Law Firm
15.3*	Consent of ARK Pro CPA & Co
16.1	Letter from KPMG Huazhen LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
16.2	Letter from Yu Certified Public Accountant, P.C. to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.2 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: September 3, 2025

CLOOPEN GROUP HOLDING LIMITED

To the Shareholders and Board of Directors

Cloopen Group Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cloopen Group Holding Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

Hong Kong, China

September 3, 2025

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

 (Amounts in thousands of RMB and US$, except for number of shares and per share data)

		December 31,
	Notes	2023	2024
		RMB	RMB	US$
ASSETS
Current assets
Cash	4	377,947	640,119	87,696
Restricted cash	4	4,502	10,396	1,424
Term deposits	2(i)	545,368	222,783	30,521
Short-term investments	14	422,559	291,280	39,905
Accounts receivable – third parties, net	5	143,421	120,374	16,491
Accounts receivable – related parties, net	5,19	704	389	53
Contract assets	17	26,107	27,752	3,802
Amounts due from a related party	19	3,350	2,590	355
Prepayments and other current assets	6	109,455	119,996	16,439
Total current assets		1,633,413	1,435,679	196,686
Non-current assets
Long-term investments	7	54,049	54,052	7,405
Property and equipment, net	8	10,385	8,173	1,120
Operating lease right-of-use assets	9	13,992	10,800	1,480
Intangible assets, net	10	14,294	11,609	1,590
Goodwill	11	54,427	54,427	7,457
Other non-current assets		3,528	3,639	498
Total non-current assets		150,675	142,700	19,550
Total assets		1,784,088	1,578,379	216,236
LIABILITIES AND SHAREHOLDERS’ EUQITY
Current liabilities
Accounts payable		87,729	95,485	13,081
Contract liabilities	17	363,228	306,112	41,937
Operating lease liabilities-current	9	10,300	5,843	801
Amounts due to related parties	19	205	154	21
Accrued expenses and other current liabilities	12	124,540	101,009	13,838
Total current liabilities		586,002	508,603	69,678
Non-current liabilities
Operating lease liabilities-non current	9	2,164	4,731	648
Deferred income tax liabilities	15	857	466	64
Other non-current liabilities		27	-	-
Total non-current liabilities		3,048	5,197	712
Total liabilities		589,050	513,800	70,390
Commitments and contingencies (Note 18)
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 600,000,000 shares authorized, 309,105,485 shares issued as of December 31, 2023 and 2024, and 308,308,147 and 308,053,676 shares outstanding as of December 31, 2023 and 2024, respectively)		195	195	27
Class B Ordinary Shares (US$0.0001 par value, 25,649,839 shares authorized, issued and outstanding as of December 31, 2023 and 2024; each Class B ordinary share is convertible into one Class A ordinary share)		17	17	2
Additional paid-in capital		11,210,542	11,225,945	1,537,948
Treasury stock		(120,899)	(120,899)	(16,563)
Accumulated other comprehensive loss		(57,327)	(56,362)	(7,722)
Accumulated deficit		(9,831,562)	(9,974,319)	(1,366,476)
Total shareholders’ Equity attributable to Cloopen Group Holding Limited		1,200,966	1,074,577	147,216
Non-controlling interests		(5,928)	(9,998)	(1,370)
Total shareholders’ Equity		1,195,038	1,064,579	145,846
Total liabilities and shareholders’ equity		1,784,088	1,578,379	216,236

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		Year ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
Revenues (including related parties amounts of RMB1,377, RMB 919 and RMB 163 for the years ended December 31,2022, 2023 and 2024, respectively)	17,19	593,634	571,024	573,566	78,578
Cost of revenues (including related parties amounts of RMB nil, RMB3,623 and RMB1,981 for the years ended December 31, 2022, 2023 and 2024, respectively)	19	(367,334)	(366,375)	(362,717)	(49,692)
Gross profit		226,300	204,649	210,849	28,886
Operating expenses:
Selling and marketing expenses		(265,304)	(227,543)	(187,305)	(25,661)
General and administrative expenses		(319,217)	(191,113)	(93,916)	(12,866)
Impairment loss of goodwill		(107,407)	-	-	-
Impairment loss of intangible assets		(28,011)	-	-	-
Provision for U.S Class Action		(83,575)	-	-	-
Other operating income (expenses)		(70,417)	-	49,530	6,786
Research and development expenses	19	(326,513)	(222,538)	(177,000)	(24,249)
Total operating expenses		(1,200,444)	(641,194)	(408,691)	(55,990)

Operating loss		(974,144)	(436,545)	(197,842)	(27,104)
Interest expenses		(428)	-	-	-
Interest income		14,627	26,826	42,151	5,775
Investment income		340	563	11,859	1,625
Share of gains (losses) of equity method investments	7	(1,969)	(1,470)	3	-
Gains from disposal of long-term investments		5,138	-	-	-
Impairment loss of long-term investments	7	(7,400)	(8,011)	-	-
Gains (losses) from disposal of subsidiaries, net		(2,739)	-	403	55
Foreign currency exchange gains (losses), net		(9,666)	5,699	(3,717)	(509)
Loss before income taxes		(976,241)	(412,938)	(147,143)	(20,158)
Income tax benefit	15	342	564	316	43
Net loss		(975,899)	(412,374)	(146,827)	(20,115)
Net loss attributable to non-controlling interests		(1,001)	(2,652)	(4,070)	(558)
Net loss attributable to Cloopen Group Holding Limited		(974,898)	(409,722)	(142,757)	(19,557)
Net loss attributable to ordinary shareholders		(974,898)	(409,722)	(142,757)	(19,557)

Net loss		(975,899)	(412,374)	(146,827)	(20,115)
Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes		153,655	21,286	965	132
Total other comprehensive income		153,655	21,286	965	132

Comprehensive loss		(822,244)	(391,088)	(145,862)	(19,983)
Comprehensive loss attributable to non-controlling interests		(1,001)	(2,652)	(4,070)	(558)
Comprehensive loss attributable to Cloopen Group Holding Limited		(821,243)	(388,436)	(141,792)	(19,425)

Net loss per ordinary share
—Basic and diluted	16	(3.03)	(1.27)	(0.44)	(0.06)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	16	321,885,046	321,945,825	322,945,205	322,945,205

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

CLOOPEN GROUP HOLDING LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders’ equity
		Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023		309,054,428	193	25,649,839	17	(120,899)	11,184,360	(78,613)	(9,421,840)	1,563,218	(3,276)	1,559,942
Cumulative effect of adoption of ASC 326		-	-	-	-	-	-	-	(196)	(196)	-	(196)
Exercise option		1,442,808	2	-	-	-	3,943	-	-	3,945	-	3,945
Net loss		-	-	-	-	-	-	-	(409,526)	(409,526)	(2,652)	(412,178)
Share-based compensation	13	-	-	-	-	-	22,239	-	-	22,239	-	22,239
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	21,286	-	21,286	-	21,286
Balance as of December 31, 2023		310,491,236	195	25,649,839	17	(120,899)	11,210,542	(57,327)	(9,831,562)	1,200,966	(5,928)	1,195,038
Balance as of December 31, 2023—US$		-	27	-	2	(17,028)	1,578,972	(8,074)	(1,384,747)	169,152	(835)	168,317

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders’ equity
		Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024		310,491,236	195	25,649,839	17	(120,899)	11,210,542	(57,327)	(9,831,562)	1,200,966	(5,928)	1,195,038
Exercise option		588,187	-	-	-	-	1,099	-	-	1,099	-	1,099
Net loss		-	-	-	-	-	-	-	(142,757)	(142,757)	(4,070)	(146,827)
Share-based compensation	13	-	-	-	-	-	14,304	-	-	14,304	-	14,304
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	965	-	965	-	965
Balance as of December 31, 2024		311,079,423	195	25,649,839	17	(120,899)	11,225,945	(56,362)	(9,974,319)	1,074,577	(9,998)	1,064,579
Balance as of December 31, 2024—US$		-	27	-	2	(16,563)	1,537,948	(7,722)	(1,366,476)	147,216	(1,370)	145,846

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Operating activities:

Net loss	(975,899)	(412,374)	(146,827)	(20,115)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for doubtful accounts	25,589	16,456	(3,875)	(531)
Share-based compensation	107,462	22,238	14,304	1,960
Depreciation of property and equipment and amortization of Intangible assets	13,893	8,775	7,634	1,046
Amortization of right-of-use asset and interest on lease liabilities	8,823	4,516	8,468	1,160
Deferred tax benefit	(8,806)	(429)	(390)	(54)
Share of losses (gains) of equity method investments	1,969	1,470	(3)	-
Gains from disposal of long-term investments	(5,138)	-	-	-
Impairment loss of long-term investments	7,400	8,011	-	-
Loss from disposal of property and equipment	62	66	63	9
Investment income	(340)	(563)	(11,859)	(1,625)
Impairment loss of intangible assets	28,011	-	-	-
Impairment loss of goodwill	107,407	-	-	-
Losses (gains) from disposal of subsidiaries, net	2,739	-	(403)	(55)
Provision for U.S Class Action	83,575	-	-	-
Unrealized foreign exchange (gains) losses	9,666	(5,699)	3,717	509
Changes in operating assets and liabilities, net of effect of disposal of subsidiaries:
Accounts receivable - third parties, net	1,234	(28,125)	38,573	5,284
Accounts receivable - related parties, net	216	(724)	34	5
Contract assets	(31,422)	26,675	(13,015)	(1,783)
Amounts due from related parties	(105)	(3,245)	760	104
Prepayments and other current assets	27,591	(1,326)	1,726	236
Operating lease right-of-use assets	(25,165)	(2,166)	(5,276)	(723)
Other non-current assets	(1,452)	1,052	(111)	(15)
Accounts payable	(24,589)	(34,395)	7,756	1,063
Contract liabilities	61,863	3,427	(57,116)	(7,825)
Amounts due to related parties	(14)	(575)	(51)	(7)
Operating lease liabilities	16,610	(4,146)	(1,890)	(259)
Other non-current liabilities	(2,424)	3,063	-	-
Accrued expenses and other current liabilities	3,974	(118,184)	(22,459)	(3,077)
Net cash used in operating activities	(567,270)	(516,202)	(180,240)	(24,693)
Investing activities:
Cash paid for business combination	(116,396)	(8,915)	-	-
Cash paid for purchase of property and equipment	(5,825)	(807)	(2,892)	(396)
Cash paid for purchase of intangible assets	(980)	(952)	(328)	(45)
Cash paid for purchase of other equity investments	-	(5,000)	-	-
Cash received from sale of short-term investments	64,833	24,663	357,825	49,022
Cash paid for purchase of short-term investments	(349,350)	(28,187)	(222,036)	(30,419)
Cash received from disposal of property and equipment	-	15	4	1
Cash Received from disposal of long-term investments	64,987	-	-	-
Cash paid for term deposits	(4,345,910)	(938,458)	(1,243,877)	(170,410)
Cash received from maturity of term deposits	5,040,269	1,308,935	1,571,532	215,298
Net cash provided by/(used in) investing activities	351,628	351,294	460,228	63,051
Financing activities:
Repayment of long-term borrowings	(8,004)	-	-	-
Repurchase of treasury stock	(39,261)	-	-	-
Repayment for short-term bank borrowings	(5,500)	-	-	-
Net cash provided by/(used in) financing activities	(52,765)	-	-	-
Effect of foreign currency exchange rate changes on cash	138,795	20,092	(11,922)	(1,633)
Net increase/(decrease) in cash and restricted cash	(129,612)	(144,816)	268,066	36,725
Cash and restricted cash at the beginning of the year	656,877	527,265	382,449	52,395
Cash and restricted cash at the end of the year	527,265	382,449	650,515	89,120
Supplemental information
Interest paid	479	-	-	-
Income tax paid	368	93	11	2
Income tax refund	-	-	(774)	(106)

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2023 and 2024, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements:

	December 31,
	2023	2024
	RMB	RMB
Cash	106,603	139,299
Restricted cash	4,502	10,396
Accounts receivable - third parties, net	140,673	112,705
Accounts receivable - related parties, net*	50,144	49,603
Contract assets	26,107	27,752
Amounts due from related parties	117,764	8,575
Prepayments and other current assets	63,607	73,556
Total current assets	509,400	421,886
Long-term investments	54,049	54,052
Property and equipment, net	9,943	6,759
Operating lease right-of-use assets	11,094	6,856
Intangible assets, net	13,639	11,507
Goodwill	54,427	54,427
Other non-current assets	2,997	2,949
Total assets	655,549	558,436
Accounts payable	81,211	84,134
Contract liabilities	363,180	299,010
Amounts due to related parties**	2,217,392	2,207,995
Operating lease liabilities-current	7,775	3,930
Accrued expenses and other current liabilities	58,859	60,321
Total current liabilities	2,728,417	2,655,390
Operating lease liabilities-non current	1,942	2,707
Deferred income tax liabilities	857	466
Total liabilities	2,731,216	2,658,563

*	Accounts receivable-related parties, net includes accounts receivable, net due from the Company and its subsidiaries, which are eliminated upon consolidation, and accounts receivable, net due from one of the Company’s shareholders and other related parties of RMB704 and RMB389 as of December 31, 2023, and 2024.

**	Amounts due to related parties include amounts due to the Company and its subsidiaries, which are eliminated upon consolidation, and amounts due to one of the Company’s shareholders and other related parties of RMB205 and RMB 154 as of December 31, 2023 and 2024.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues	636,320	553,910	563,277
Net loss	(544,042)	(232,856)	(33,078)
Net cash provided by/ (used in) operating activities	(574,227)	(184,395)	46,516
Net cash provided by/ (used in) investing activities	26,940	(6,700)	(3,216)
Net cash provided by/ (used in) financing activities	437,759	218,926	(4,712)
Net increase / (decrease) in cash and restricted cash	(109,528)	27,831	38,588
Cash and restricted cash at the beginning of the year	192,803	83,275	111,106
Cash and restricted cash at the end of the year	83,275	111,106	149,694

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for restricted cash of RMB4,502 and RMB10,396 as of December 31, 2023 and 2024, respectively. The creditors of VIEs do not have recourse to the general credit of WFOE.

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

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2024:

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

(c) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Group’s financial statements include, but not limited to, revenue recognition, fair value of assets and liabilities acquired in business combination, the allowance for credit loss of accounts receivable and contract assets, depreciable lives and recoverability of property and equipment and intangible assets, assessment of impairment of long-lived assets, intangible assets and goodwill, the realization of deferred income tax assets, the fair value of share based compensation awards, short-term investments, equity method investments, other equity investments, incremental borrowing rates for operating lease liabilities,  and management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.

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

(d) Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

(g) Cash

Cash consists of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31,
	2023	2024
	RMB	RMB
Cash balances include deposits in: Financial institutions in the mainland of the PRC
—Denominated in Renminbi (“RMB”)	237,178	257,829
—Denominated in US$	58,722	160,963
Total cash balances held at mainland PRC financial institutions	295,900	418,792
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”)
—Denominated in US$	30,882	180,551
Total cash balances held at HKSAR financial institutions	30,882	180,551
Financial institutions in Japan
—Denominated in Japanese Yen	28,544	25,265
— Denominated in United Stated Dollars (“USD”)	14,720	11,030
Total cash balances held at Japan financial institutions	43,264	36,295
Financial institutions in Malaysia
—Denominated in Malaysian Ringgit	413	842
—Denominated in US$	286	77
Total cash balances held at Malaysia financial institutions	699	919
Financial institutions in Singapore
—Denominated in SGD	6,153	1,978
— Denominated in United Stated Dollars (“USD”)	46	1,166
Total cash balances held at Singapore financial institutions	6,199	3,144
Financial institutions in Korean
— Denominated in Korean Won (“KRW”)	280	362
— Denominated in United Stated Dollars (“USD”)	227	49
Total cash balances held at Korean financial institutions	507	411
Financial institutions in Mexico
— Denominated in United Stated Dollars (“USD”)	496	7
Total cash balances held at Korean financial institutions	496	7
Total cash balances held at financial institutions	377,947	640,119
Total cash balances	377,947	640,119

The bank deposits, including term deposits, with financial institutions in the mainland of the PRC and Japan are insured by the government authorities up to RMB500 and JPY10,000, respectively. The bank deposits including term deposits are insured by the government authorities with amounts up to RMB22,854 and RMB20,422 as of December 31, 2023, and 2024, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and Japan with acceptable credit rating.

(h) Restricted cash

Cash balances that have restrictions as to withdrawal or usage are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheets.

(i) Term deposits

Term deposits represent deposits at banks with original maturities more than three months but less than one year. The Group’s term deposits were denominated in US$ and were deposited at financial institutions in the mainland of the PRC with the interest rate of 5.13%, and 4.72% per annum as of December 31, 2023 and 2024, respectively.

Term deposits maintained at financial institutions consist of the following:

	2023	2024
	RMB	RMB
US$ denominated bank deposits with financial institutions in the PRC	545,368	222,783

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

(r) Fair Value Measurements

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

(s) Revenue recognition

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

We recognize the incremental costs of obtaining contracts as selling, general and administrative expenses when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less. Assets recognized for costs to obtain a contract were not material as of December 31, 2024. Costs to fulfill a contract are recorded as assets if they relate directly to a contract or a specific anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in the future and the costs are expected to be recovered. Costs to fulfill a contract recognized as assets primarily consist of labor and materials costs and generally relate to engineering and set-up costs incurred prior to the satisfaction of performance obligations. Assets recognized for costs to fulfill a contract are included in the “Prepaid expenses and other current assets” line of the consolidated balance sheets and were not material as of December 31, 2024. Such assets are recognized as expenses as we transfer the related goods or services to the customer. All other costs to fulfill a contract are expensed as incurred.

As of December 31, 2024, there were no material amounts of remaining performance obligations that are required to be disclosed. As permitted by ASC 606, we have elected not to disclose information about remaining performance obligations where i) the performance obligation is part of a contract that has an original expected duration of one year or less or ii) when we recognize revenue from the satisfaction of the performance obligation in accordance with the right-to-invoice practical expedient.

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

The Company also provides services as an agent in provision of CPaaS platforms to customers. The Company identified one performance obligation and recognized the revenues, on a monthly basis, at the amount equal to the difference between the amount charged to the customers and the amount charged by telecommunication operators. The gross amount of revenue from services as an agent was RMB89 million, 69million and RMB50 million for the years ended December 31, 2022, 2023 and 2024, respectively. The net amount of revenue from services as an agent was RMB14 million, RMB16 million and RMB15 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(t) Cost of Revenues

Cost of revenues mainly consists of payroll and related costs for employees, communication service expense associated with the use of facilities and equipment by these employees, such as rental and depreciation expenses, communication service expense charges to telecom operators or its distributors and cloud service fees to cloud service providers.

(u) Research and Development Expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching in the field of cloud communication, and outsourced design expenses as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Research and development expenses are expensed as incurred in accordance with ASC 730 amounted to RMB326,513 RMB222,538 and RMB177,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

(v) Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising expenses, promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2022, 2023 and 2024, the advertising expenses were RMB52,716, RMB42,885 and RMB39,154 respectively.

(w) General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, such as rental and depreciation expenses, professional fees and other general corporate expenses.

(x) Share-based Compensation

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

(y) Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in the PRC participate in a government mandated, multi-employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by the subsidiary of Japan. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB104,722, RMB86,198 and RMB65,998 for the years ended December 31, 2022, 2023 and 2024, respectively.

(z) Income Taxes

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

The Company adopts ASC740 to account for uncertainty in income taxes. ASC740 clarifies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

(aa) Operating Leases

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

  (bb) Foreign Currency Translation and Foreign Currency Risks

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

(cc) Concentration and Risk

Concentration of customers and suppliers

No customers individually represent greater than 10.0% of total revenues of the Group during the years ended December 31, 2022, 2023 and 2024.

One supplier represents 11.1% of total purchases of the Group during the year ended December 31,2022. Two supplier represents 14.7% and 13.4% of total purchases of the Group during the year ended December 31, 2023, respectively. One supplier represents 19.6% of total purchases of the Group during the year ended December 31,2024.

Two customers represent 15.4% and 13.8% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2023, respectively. One customer represents 16.6% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2024.

Two suppliers represent 14.7% and 11.3% of total accounts payable of the Group as of December 31, 2023, respectively. Two suppliers represent 13.3% and 12.4% of total accounts payable of the Group as of December 31, 2024, respectively.

One customer represents 10.2% of total contract liabilities of the Group as of December 31, 2023. No customers individually represent greater than 10.0% of total contract liabilities of the Group as of December 31, 2024.

One supplier individually represents 21.0% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2023. Two suppliers represent 20.8% and 10.8% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2024, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, term deposits, short-term investments and accounts receivable. The total amount of these financial instruments was RMB1,494 million and RMB1,285 million as of December 31, 2023 and 2024.

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

(dd) Loss per Share

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

(ee) Segment Reporting

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

(ff) Treasury Stock

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

(gg) Statutory Reserves

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

During the years ended December 31, 2023 and 2024, no profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC. No appropriation to discretionary surplus fund was made for any of the periods presented by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries.

(hh) Impact of newly adopted accounting pronouncement

In September 2022, the FASB issued ASU 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. The amendments do not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The new guidance is required to be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. This guidance is effective for the Company for the year ending December 31, 2024 and interim reporting periods during the year ending December 31, 2024. Early adoption is permitted. The Company adopted this guidance for the fiscal year ended December 31, 2024 with no material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company adopted this guidance for the fiscal year ended December 31, 2024 with no material impact on the Company’s consolidated financial statements.

(ii) Recently issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending December 31, 2025 and interim reporting periods during the year ending December 31, 2025. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the group’s consolidated financial statements.

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

Intangible assets and goodwill arising from the above acquisition was subjected to annual impairment assessment, and impairment loss of RMB8,691, nil and nil from intangible assets, and impairment loss of RMB10,107, nil and nil from goodwill was recorded for the year ended December 31 2022, 2023 and 2024, respectively (refer to Note 10, and 11).

b) Acquisition of Zhuge Inc.

On December 8, 2021, the Company entered into a share purchase agreement with all of the selling shareholders of Zhuge Inc. to acquire 100% equity interests of Zhuge Inc. in exchange for RMB93.5 million consideration in cash and 30,463 ordinary shares of the Company. Zhuge Inc. mainly provided professional data intelligence solutions, and the Group expected to generate synergy with the Cloud-based CC service line after the closing of acquisition. The Group obtained the control of Zhuge Inc. on December 22, 2021 and paid off the cash consideration of RMB93.5 million as of December 31, 2023.

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

c) Acquisition of Molun SCRM

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

4. CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	December 31,
	2023	2024
	RMB	RMB
Cash	377,947	640,119
Restricted cash	4,502	10,396
Total cash and restricted cash shown in the consolidated statements of cash flows	382,449	650,515

The balances of restricted cash were mainly related to bank deposits for performance guarantee, which were restricted for use as of December 31, 2023 and 2024, and will be released from restriction within the next 12 months.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2023	2024
	RMB	RMB
Accounts receivable - third parties	242,944	204,502
Allowance for credit loss - third parties	(99,523)	(84,128)
Accounts receivable - third parties, net	143,421	120,374

Accounts receivable – related parties	828	663
Allowance for credit loss – related parties	(124)	(274)
Accounts receivable – related parties	704	389

The movement of the allowance for credit loss including both account receivables due from third parties and a related party is as follows:

	Year ended December 31,
Allowance for credit loss - third parties	2023	2024
	RMB	RMB
Balance at the beginning of the year	81,242	99,523
Additions charged to credit loss	18,281	(15,395)
Write-off	-	-
Balance at the end of the year	99,523	84,128

	Year ended December 31,
Allowance for credit loss –related parties	2023	2024
	RMB	RMB
Balance at the beginning of the year	5	124
Additions charged to credit loss	119	150
Balance at the end of the year	124	274

The aging analysis table of allowance for credit loss is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Within 1 year	(61,083)	(36,044)
Thereafter	(38,440)	(48,084)
Allowance for credit loss - third parties	(99,523)	(84,128)

Within 1 year	(124)	(274)
Allowance for credit loss - related parties	(124)	(274)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2023 and 2024 consisted of the following:

	December 31,
	2023	2024
	RMB	RMB
Advance to suppliers	44,277	45,325
Deposits	13,452	11,951
Staff advances	967	848
Deductible input VAT	39,999	45,188
Receivables from third party payment platforms	1,594	550
Others	9,166	16,134
Prepayments and Other Current Assets	109,455	119,996

7. LONG-TERM INVESTMENTS

	For the year ended December 31,
	2023	2024
	RMB	RMB
Equity method investments
Shanghai Keshen Information Technology Co., Ltd.	13,165	13,168
Beijing Lingshang Chunding Technology Co., Ltd.	-	-
Total equity method investments	13,165	13,168

Other equity investments
Shanghai Yuhuan Information System Co.Ltd.	18,784	18,784
Beijing Hujingtiaoyue Technology Co., Ltd.	11,000	11,000
Xinyu Hongling Investment Management Center (limited Partnership)	11,100	11,100
Total other equity investments	40,884	40,884
Total long-term investments	54,049	54,052

(a) Equity method investments

Investments in Shanghai Keshen

In November 2021, Ronglian Yitong aquired 20% equity interest of Shanghai Keshen Information Technology Co., Ltd. (“Shanghai Keshen”), which is principally engaged in technology development, technology transfer, technical consultation and technical services, at a cash consideration of RMB15 million. Ronglian Yitong has the right to appoint one out of three directors for the year ended December 31, 2021. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through its board representation. Ronglian Yitong recognized its share of loss of RMB1,969, RMB981 and share of gain of RMB3 for the year ended December 31, 2022, 2023 and 2024. The Company performed an impairment analysis in 2022, 2023 and 2024, and no impairment loss was recognized related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

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

In December 2022, 2023 and 2024, The Company performed impairment analysis, and recognized RMB2,000, nil and nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

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

In December 2022, 2023 and 2024, the Company performed an impairment analysis, and recognized RMB5,400 and RMB3,500 and nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

Investments in Shanghai Yuhuan

The Company performed impairment analysis for Shanghai Yuhuan Information System Co., Ltd. (“ShanghaiYuhuan”) in 2022, 2023 and 2024, and recognized nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value. To estimate the fair value of investment in Shanghai Yuhuan, the Company used discounted cash flow model (“DCF Model”), which is based on the fair value of the entire invested capital of Shanghai Yuhuan using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2023 and 2024 consisted of the following:

	December 31,
	2023	2024
	RMB	RMB
Computer and office equipment	22,045	22,836
Furniture and fixtures	2,855	2,661
Motor vehicles	938	938
Leasehold improvement	3,431	5,448
Buildings	4,702	4,702
Property and Equipment	33,971	36,585
Less: Accumulated depreciation	23,586	28,412
Property and Equipment, net	10,385	8,173

Depreciation expenses were RMB5,304, RMB5,383 and RMB4,992 for the years ended December 31, 2022, 2023 and 2024, respectively.

Depreciation expenses on property and equipment were allocated to the following expense items:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	22	279	106
Research and development expenses	1,403	2,019	1,787
Selling and marketing expenses	2,158	1,299	1,712
General and administrative expenses	1,721	1,786	1,387
Total depreciation expenses	5,304	5,383	4,992

9. Lease

The Group has entered into various non-cancellable operating lease agreements for certain offices. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	For the year ended December 31,
Operating leases:	2023	2024
Assets：	RMB(000)	RMB(000)	US$(000)
Right-of-use assets - operating lease	13,992	10,800	1,480
Liability：
Current portion of operating lease liabilities	10,300	5,843	801
Non-current operating lease liabilities	2,164	4,731	648
Total operating lease liabilities	12,464	10,574	1,449

The components of lease expenses were as follows:

	For the year ended December 31,
	2023	2024
Lease Cost	RMB(000)	RMB(000)	US$(000)
Amortization of right-of-use assets	14,437	9,769	1,338
Interest of operating lease liabilities	3,210	2,719	373
Expenses for short-term leases within 12 months and other non-lease component	2,022	1,281	175
Total lease cost	19,669	13,769	1,886

As of December 31, 2023 and 2024, the weighted average remaining lease term was 1.28 and 2.32 years and weighted average discount rate was 5.49% and 5.93% for the Company’s operating leases.

For the year ended December 31, 2022, 2023 and 2024, the Company recognized lease expense of RMB26,954, RMB19,669 and RMB13,769, respectively, under ASC 840.

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the year ended December 31,
	2023	2024
	RMB(000)	RMB(000)	US$(000)
Cash payments for operating leases	20,582	14,331	1,963
ROU assets obtained in exchange for operating lease liabilities	7,825	11,634	1,594

As of Dec 31, 2024, the maturities of our operating are as follows:

	Operating Lease
Year ending December 31.	RMB(000)	US$(000)
2025	7,849	1,075
2026	4,219	578
2027	1,321	181
Total future lease payments	13,389	1,834
Less: Imputed interest	2,815	385
Total lease liability balance	10,574	1,449

As of Dec 31, 2023, the maturities of our operating are as follows:

	Operating Lease
Year ending December 31.	RMB	US$
2024	11,255	1,585
2025	2,320	327
Total future lease payments	13,575	1,912
Less: Imputed interest	1,111	156
Total lease liability balance	12,464	1,756

10. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, as of December 31, 2023 and 2024.

	December 31, 2023
	Gross			Net	Weighted average
	carrying	Accumulated	Accumulated	carrying	amortization
	amount	amortization	impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Software copyrights	16,860	(11,627)	-	5,233	7.2
Telecommunication business operation licenses	2,882	(2,819)	-	63	4.0
Technology	14,865	(3,027)	(10,474)	1,364	7.2
Non-compete arrangements	805	(260)	(545)	-	3.8
Customer relationship	15,000	(3,448)	(5,586)	5,966	10.0
Trademark	8,472	(1,698)	(5,106)	1,668	8.9
Order backlogs	8,660	(2,223)	(6,437)	-	7.2
Total	67,544	(25,102)	(28,148)	14,294

	December 31, 2024
	Gross			Net	Weighted average
	carrying	Accumulated	Accumulated	carrying	amortization
	amount	amortization	impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Software copyrights	16,816	(12,687)	-	4,129	7.0
Telecommunication business operation licenses	2,882	(2,839)	-	43	4.0
Technology	14,865	(3,447)	(10,474)	944	7.0
Non-compete arrangements	805	(260)	(545)	-	4.0
Customer relationship	15,000	(4,271)	(5,586)	5,143	10.0
Trademark	8,472	(2,016)	(5,106)	1,350	9.0
Order backlogs	8,660	(2,223)	(6,437)	-	4.0
Total	67,500	(27,743)	(28,148)	11,609

Amortization expenses for intangible assets were RMB8,589, RMB3,392 and RMB2,641 for the years ended December 31, 2022, 2023 and 2024, respectively.

The estimated amortization expense for the next five years is as follows:

RMB
2025	1,610
2026	1,606
2027	1,292
2028	1,188
2029	950
Then thereafter	4,963

11. GOODWILL

The change in the carrying amount of goodwill by reporting unit is as follows:

	Acquisition of
	Guohebing	Zhuge Inc.	Molun SAAS	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	64,534	57,271	-	121,805
Additions	-	-	40,029	40,029
Impairment	(10,107)	(57,271)	(40,029)	(107,407)
Balance as of December 31, 2022	54,427	-	-	54,427
Additions	-	-	-	-
Impairment	-	-	-	-
Balance as of December 31, 2023	54,427	-	-	54,427
Additions	-	-	-	-
Impairment	-	-	-	-
Balance as of December 31, 2024	54,427	-	-	54,427

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of these reporting units exceeded their respective fair values and recorded impairment losses of RMB107.4 million, nil and nil during the years ended December 31, 2022, 2023 and 2024, respectively. The fair value of these reporting units was determined using the market value approach.

 12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2023	2024
	RMB	RMB
Accrued payroll and social insurance	53,679	42,547
Taxes payable	29,666	32,383
Deposits of BNY MELLON	33,078	19,016
Deposits	406	218
Staff reimbursements	5,727	4,915
Other payables	1,984	1,930
Accrued expenses and other current liabilities	124,540	101,009

13. SHARE-BASED COMPENSATION

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

A summary of the Company’s restricted ordinary shares held by the Company’s employees for the years ended December 31, 2023 and 2024 is presented below:

	Number of shares	Weighted average grant date fair value
Unvested as of January 1, 2023	4,976,485	3.20
Granted	860,000	0.29
Vested	(2,001,838)	1.07
Forfeited	(1,031,670)	1.04
Unvested as of December 31, 2023	2,802,977	4.62
Granted	6,430,000	0.54
Vested	(906,732)	0.89
Forfeited	(87,225)	1.76
Unvested as of December 31, 2024	8,239,020	1.88

Total compensation expenses recognized for restricted ordinary shares for the years ended December 31, 2022, 2023 and 2024 were allocated to the following expense items:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Research and development expenses	(5,158)	654	(545)
General and administrative expenses	59,133	10,868	1,828
Selling and marketing expenses	1,275	1,851	10,968
Total restricted ordinary shares compensation expenses	55,250	13,373	12,251

In addition to the restricted ordinary shares held by the Company’s employees, 1,700,000 ordinary shares were held by a non-employee founder, which were restricted and have been vested immediately upon the completion of the Company’s initial public offering on February 9, 2021. The fair value of 1,700,000 restricted ordinary shares on grant date is US$111.

As of December 31, 2024, total unrecognized compensation expense related to restricted ordinary shares were RMB21,006 until 2028. The restricted ordinary shares are expected to be recognized over a weighted average period of approximately 3.35 years.

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

Under the 2016 Share Plan, nil and 1,000,000 share options were granted to employees, officers, and board members for the years ended December 31, 2023 and 2024, respectively. A summary of the share options activities for the years ended December 31, 2023 and 2024 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2023	17,595,037	0.24
Forfeited	(721,728)	0.15
Exercised	(3,731,723)	0.17
Outstanding as of December 31, 2023	13,141,586	0.26
Granted	1,000,000	0.38
Forfeited	(736,690)	0.15
Exercised	(1,018,889)	0.19		1,463
Outstanding as of December 31, 2024	12,386,007	0.28
Vested and expected to vest as of December 31, 2024	12,386,007	0.28	3.39	24,278
Exercisable as of December 31, 2024	11,499,929	0.25	2.33	24,016

The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Year ended December 31,
Grant dates:	2024
Risk free rate of return	2.5%
Volatility	45.0%
Expected dividend yield	0%
Exercise multiple	2.20
Fair value of underlying ordinary share	US$0.30- US$0.52
Expiration terms	10 years

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

Compensation expense recognized for share options during the years ended December 31,2022, 2023 and 2024 is allocated to the following expense items:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	(621)	3	-
Research and development expenses	(795)	1,006	55
Selling and marketing expenses	(765)	6,068	345
General and administrative expenses	54,393	1,788	1,653
Total share option compensation expenses	52,212	8,865	2,053

As of December 31, 2024, RMB1,111 of total unrecognized compensation expense related to share options that are expected to be recognized until 2028. The share options are expected to be recognized over a weighted average period of approximately 2.84 years.

14. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022, 2023 and 2024 respectively:

	December 31, 2022
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	412,031	412,031

	December 31, 2023
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	422,559	422,559

	December 31, 2024
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	291,280	291,280

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2022, 2023 and 2024:

				Year ended December 31, 2022
				Gain or Losses
RMB	January 1, 2022	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2022
Assets
Short term investments	127,514	357,142	70,306	-	-	(2,320)	412,031

				Year ended December 31, 2023
				Gain or Losses
RMB	January 1, 2023	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2023
Assets
Short term investments	412,031	28,187	24,663	563	-	6,441	422,559

				Year ended December 31, 2024
				Gain or Losses
RMB	January 1, 2024	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2024
Assets
Short term investments	422,559	222,036	357,825	11,859	-	(7,349)	291,280

15. INCOME TAX

a) Income tax

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2022, 2023 and 2024.

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

Ronglian Yitong, a subsidiary of the Company, obtained the HNTE certificate in September 2015 and subsequently renewed the HNTE certificate in September 2018, December 2021 and December 2024. Thus, it was entitled to the preferential tax rate of 15% from 2015 to 2026.

Beijing Ronglian Huitong Technology Co., Ltd. and Shenzhen Zhongtian Wangjing Technology Co., Ltd., subsidiaries of the Company, obtained the HNTE certificates in December 2019. Thus, they are entitled to the preferential tax rate of 15% from 2019 to 2021. Beijing Ronglian Huitong Technology Co., Ltd., renewed its HNTE status in December 2021 and August 2023, and is entitled to a preferential tax rate of 15% from 2022 to 2024. In December 2022, Shenzhen Zhongtian Wangjing Technology Co., Ltd., renewed its HNTE status which entitled it to the preferential income tax rate of 15% from 2022 to 2024.

Zhuge Yunyou, a subsidiary of the Company, obtained the HNTE certificate in October 2021 and subsequently renewed the HNTE certificate in December 2024. Thus, it was entitled to the preferential tax rate of 15% from 2021 to 2026.

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

The components of loss before income taxes are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
The Cayman Islands*	(345,945)	(69,414)	(13,599)
Hong Kong S.A.R*	(34,946)	3,397	35,238
Japan*	(27,883)	(19,507)	(10,690)
The PRC, excluding Hong Kong S.A.R.	(567,467)	(327,414)	(158,092)
Total	(976,241)	(412,938)	(147,143)

*	Non-PRC entities not subject to income tax

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

Income tax expense recognized in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense	8,464	(135)	74
Deferred income tax benefit	(8,806)	(429)	(390)
Total income tax benefit	(342)	(564)	(316)

 Reconciliation of the differences between the income tax benefit computed based on the PRC statutory income tax rate and the Group’s income tax expense for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Computed expected income tax benefit	(244,060)	(103,234)	(36,786)
Non-deductible expenses / taxable deemed income
Share-based compensation	26,865	5,560	3,576
Non-deductible entertainment	1,240	1,264	802
Taxable deemed interest income from inter-company interest-free loans	2,659	1,828	1,633
Employee commercial Insurance	291	208	271
Effect of withholding tax at 7% on the interest income of a PRC subsidiary	2,121	-	-
Selling Commission	1,003	1,057	1,016
Others	109	167	97
Non-PRC entities not subject to income tax	66,530	16,571	1,044
Effect of income tax rate differences in jurisdictions other than the PRC	2,964	(282)	(345)
Over provision in respect of prior years	203	36	(65)
NOL expired	38,871	34,921	18,292
Amortization of intangible assets formed by business combinations	(8,806)	(429)	(390)
Others	1,701	(2,759)	(1,725)
Changes in valuation allowance	107,967	44,528	12,264
Actual income tax expense	(342)	(564)	(316)

b) Deferred income tax assets

	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net operating loss carry forwards	349,681	388,065	398,464
Un-invoiced expenditures	9,867	9,867	9,867
Accounts receivable and contract assets allowance	22,172	26,561	25,711
Other equity investments impairment	12,777	10,278	10,278
Goodwill impairment	55,534	55,534	55,534
Share of losses of equity method investments	641	980	979
Others	2,050	3,199	5,915
Less: Valuation allowance	(443,306)	(487,834)	(500,098)
Total deferred income tax assets, net	9,416	6,650	6,650
Intangible assets	(1,285)	(857)	(466)
Equity method investment on the gain from the disposal of a subsidiary	(2,766)	-	-
Change in fair value of other equity investments	(6,650)	(6,650)	(6,650)
Total gross deferred income tax liabilities	(10,701)	(7,507)	(7,116)
Net deferred income tax assets	(1,285)	(857)	(466)

As of December 31, 2024, the Group had net operating loss carry forwards of approximately RMB1,945 million attributable to the PRC and Hong Kong S.A.R. subsidiaries, the VIE, and the VIE’s subsidiaries. The loss carried forward by the PRC companies will expire during the period from year 2025 to year 2034. As of December 31, 2024, the Group had tax loss carry forwards for PRC and Hong Kong S.A.R. income tax purpose of RMB 1,945,332 which will expire if unused by the following year-end:

Year ending December 31,	RMB
2025	49,758
2026	238,123
2027	207,161
2028	182,163
2029	219,983
Then thereafter	1,048,144
Total	1,945,332

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

As of December 31, 2024, the valuation allowance of RMB 500,098 was related to the deferred income tax assets of the PRC and Hong Kong S.A.R. entities which were in loss position. As of December 31, 2024, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance.

Changes in valuation allowance are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	(335,339)	(443,306)	(487,834)
Additions	(107,967)	(44,528)	(12,264)
Balance at the end of the year	(443,306)	(487,834)	(500,098)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary, the VIE and the VIE’s subsidiaries for the years from 2019 to 2024 are open to examination by the PRC tax authorities.

16. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2023	2024
	RMB	RMB
Numerator:
Net loss	(409,722)	(142,757)
Numerator for basic and diluted net loss per ordinary share calculation	(409,722)	(142,757)
Denominator:
Weighted average number of Class A and Class B ordinary shares	321,945,825	322,945,205
Denominator for basic and diluted net loss per ordinary share calculation	321,945,825	322,945,205
Net loss per ordinary share attributable to pre-offering Class A and pre-offering Class B ordinary shareholders
—Basic and diluted	(1.27)	(0.44)

Securities that could potentially dilute basic net loss per ordinary share in the future that were not included in the computation of diluted net loss per ordinary share because to do so would have been antidilutive for the years ended December 31, 2023 and 2024 are as follow:

	Year ended December 31,
	2023	2024
Share options	13,141,586	12,386,007
Restricted ordinary shares	2,802,977	8,239,020

17. REVENUE INFORMATION

Revenues

The Group’s revenues are disaggregated by major products/services lines, timing of revenue recognition and primary geographical markets (based on the location of customers) as follow:

Major products/services lines	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
CPaaS
- Text messaging	119,416	136,654	132,242
- Voice calls	25,953	25,958	35,708
- Others (Note2)	46,796	32,799	21,457
Cloud-based CC	310,765	256,961	268,081
Cloud-based UC&C	89,350	117,554	116,078
Other services	1,354	1,098	-
Revenues	593,634	571,024	573,566

Note 1: The gross amount of revenue from services as an agent was RMB89 million, RMB69 million and RMB50 million for the years ended December 31, 2022, 2023 and 2024. The net amount of revenue from services as an agent was RMB14 million, RMB16 million and RMB15 million for the years ended December 31, 2022, 2023 and 2024 respectively.

Note 2: Others mainly include CPaaS revenue from the customers’ use of the Group’s Internet of Things (IoT) and jointly-operated CPaaS platforms.

Timing of revenue recognition	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Point in time	381,163	331,220	301,480
Over time	212,471	239,804	272,086
Revenues	593,634	571,024	573,566

Primary geographical markets (based on the location of customers)	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
The PRC	556,663	539,867	543,774
Japan	36,971	31,157	29,792
Revenues	593,634	571,024	573,566

Revenue based on a gross basis/ net basis	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
On a gross basis	579,629	555,409	558,926
On a net basis	14,005	15,615	14,640
Revenues	593,634	571,024	573,566

Contract Assets and Contract Liabilities

The Group’s contract assets and contract liabilities as of December 31, 2022, 2023 and 2024 are as follows:

	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Contract assets	50,838	26,107	27,752
Contract liabilities	359,801	363,228	306,112

The contract assets primarily relate to the Group’s rights to consideration for work performed but not invoiced at the reporting date on Cloud-based UC&C projects and Cloud-based CC projects. The contract assets are transferred to receivables when the rights to consideration become unconditional.

The contract liabilities primarily related to the advanced consideration received from customers in relation to the subsequent provision of Cloud-based CC services and CPaaS solutions. The contract liabilities will be recognized as revenue when the Group fulfills its performance obligations to transfer the promised products or services to customers, which is expected to occur within one year.

Changes in the contract assets balances for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Gross amount at the beginning of the year	31,722	63,144	36,469
Increases due to revenue recognized during the year	50,825	27,787	44,616
Transfers to accounts receivable during the year	(19,403)	(54,462)	(31,601)
Gross amount at the end of the year	63,144	36,469	49,484
Allowance for credit loss of contract assets	(12,306)	(10,362)	(21,732)
Contract assets, net	50,838	26,107	27,752

 The movement of the allowance for contract assets is as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	10,604	12,306	10,362
Additions charged to credit loss	1,702	(1,944)	11,370
Balance at the end of the year	12,306	10,362	21,732

Changes in the contract liabilities balances for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	285,936	359,801	363,228
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	(96,082)	(92,339)	(80,856)
Other operating income recognized that was included in the contract liabilities balance at the beginning of the year	-	-	(49,530)
Increase due to cash received, excluding amount recognized as revenue during the year	169,947	95,766	73,270
Balance at the end of the year	359,801	363,228	306,112

The amounts of revenue recognized for the years ended December 31, 2022, 2023 and 2024 that were included in the contract liabilities balances at the beginning of the year are RMB96,082, RMB92,339 and RMB80,856, respectively.

The Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

18. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information, the Group has recorded accrued liabilities for class action of US$12,000 (equivalent to RMB83,575) in this regard as of December 31, 2022, and paid off the settlement amount as of December 31, 2023. On January 23, 2024, the Supreme Court of the State of New York issued an order granting final approval of the settlement and dismissing the claims the in the Sonny St. John action.

Purchase Commitment

The Group’s purchase commitments primarily relate to purchase of software and equipment. Total purchase commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2024 were as follows:

Year ended December 31,	RMB
2025	5,274
2026 and thereafter	150

19. RELATED PARTY TRANSACTIONS

(i) Related Parties

Name of Related Parties	Relationship with the Company
Shanghai Keshen Information Technology Co., Ltd.	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence since December 2021
Shenzhen City Yunjitong Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 18.52% equity interest and has significant influence
Shenyang Yunrongxin Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence

(ii) The Company had the following related party transactions for the years ended December 31, 2022, 2023 and 2024:

		Year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB
Cloud-based UC&C services provided to a related party:
-Shanghai Keshen Information Technology Co., Ltd.	(a)	34	6	-

CPaaS services provided to related parties:
-Shenyang Yunrongxin Technology Co., Ltd	(b)	1,341	913	162
-Shenzhen City Yunjitong Technology Co., Ltd	(b)	2	-	1
Project development services purchased from related parties:
-Shenyang Yunrongxin Technology Co., Ltd	(c)	-	321	-
-Shanghai Keshen Information Technology Co., Ltd.	(c)	-	3,302	1,981

(a) Cloud-based UC&C services provided to a related party

The Company provided Cloud-based UC&C services to subsidiaries of Shanghai Keshen Information Technology Co., Ltd (“Shanghai Keshen”). Revenues of RMB34, RMB6 and nil, were recorded in the consolidated statements of comprehensive loss for the year ended December 31, 2022,2023 and 2024. Amounts due from Shanghai Keshen were RMB4 and nil as of December 31, 2023 and 2024, which are included in accounts receivable - related parties, net on the consolidated balance sheets. Amounts due to Shanghai Keshen were RMB51 and RMB62, which were deposits as of December 31, 2023 and 2024.

(b) CPaaS services provided to related parties

The Company provided CPaaS services to Shenyang Yunrongxin Technology Co., Ltd (“Shenyang Yunrongxin”). Revenues of RMB1,341, RMB913 and RMB162 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively. Amounts due from Shenyang Yunrongxin were RMB700 and RMB389 as of December 31, 2023 and 2024, which are included in accounts receivable - related parties, net on the consolidated balance sheets.

The Company provided CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd (“Shenzhen City Yunjitong”). Revenues of RMB2, nil and RMB1 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

(c) Outsourcing services purchased from related parties

The Company purchased from Shenyang Yunrongxin project development services, which is included in cost of revenues of nil, RMB321 and nil, for the years ended December 31, 2022, 2023 and 2024, respectively. Amounts due to Shenyang Yunrongxin were RMB150 and RMB91 as of December 31, 2023 and 2024, which are included in accounts amounts due to related parties on the consolidated balance sheets.

The Company purchased project development services from Shanghai Keshen, which is included in cost of revenues of nil, RMB3,302 and RMB1,981, for the years ended December 31, 2022, 2023 and 2024, respectively. Amounts due from Shanghai Keshen were RMB3,350 and RMB2,590, which were prepayment of project development services fee as of December 31, 2023 and 2024, respectively.

The Company purchased project development services from Shenzhen City Yunjitong, amounts due to Shenzhen City Yunjitong were RMB4 and RMB1 as of December 31, 2023 and 2024, which are included in accounts amounts due to related parties on the consolidated balance sheets.

(iii)	The Company had the following related party balances as of December 31, 2023 and 2024:

	Notes	2023	2024
		RMB	RMB
Accounts receivable - related parties, net:
-Shanghai Keshen Information Technology Co., Ltd.	(a)	4	-
-Shenyang Yunrongxin Technology Co., Ltd	(b)	700	389

Amounts due from a related party:
-Shanghai Keshen Information Technology Co., Ltd.	(c)	3,350	2,590
Total amounts due from related parties		3,350	2,590

Amounts due to related parties:
-Shenyang Yunrongxin Technology Co., Ltd	(c)	150	91
-Shenzhen City Yunjitong Technology Co., Ltd	(c)	4	1
-Shanghai Keshen Information Technology Co., Ltd.	(a)	51	62
Total amounts due to related parties		205	154

20. PARENT ONLY FINANCIAL INFORMATION

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

(a) Condensed Balance Sheets

	December 31,
	2023	2024
	RMB	RMB
Assets
Current assets
Cash	20,475	79,741
Term deposits	85,522	143,768
Short-term investments	39,197	39,536
Other current assets	13	81
Total current assets	145,207	263,126
Non-current asset:
Investments in and amounts due from subsidiaries and consolidated VIE and VIE’s subsidiaries	1,108,131	993,075
Total non-current asset	1,108,131	993,075
Total assets	1,253,338	1,256,201
Liabilities
Current liabilities
Accrued expenses and other current liabilities	52,372	181,624
Total current liabilities	52,372	181,624
Total liabilities	52,372	181,624
Shareholders’ equity:
Class A Ordinary Shares	195	195
Class B Ordinary Shares	17	17
Additional paid-in capital	11,210,542	11,225,945
Treasury stock	(120,899)	(120,899)
Accumulated other comprehensive loss	(57,327)	(56,362)
Accumulated deficit	(9,831,562)	(9,974,319)
Total shareholders’ equity	1,200,966	1,074,577
Total liabilities and shareholders’ equity	1,253,338	1,256,201

(b) Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total operating expenses	(238,074)	(89,953)	(32,074)
Share of losses from subsidiaries and consolidated VIE and VIE’s subsidiaries	(736,824)	(319,769)	(110,683)
Loss before income taxes	(974,898)	(409,722)	(142,757)
Income tax expense	-	-	-
Net loss	(974,898)	(409,722)	(142,757)

Net loss attributable to ordinary shareholders	(974,898)	(409,722)	(142,757)

(c) Condensed Statements of Cash Flows

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	(290,137)	(133,979)	115,285
Net cash used in investing activities	(335,194)	(569,407)	(486)
Net cash used in financing activities	(47,474)	-	-
Effect of foreign currency exchange rate changes on cash	73,275	31,168	2,713
Net increase/(decrease) in cash	(599,530)	(672,218)	117,512
Cash at the beginning of the year	1,377,745	778,215	105,997
Cash at the end of the year	778,215	105,997	223,509

