Form 20-F
period 2025-12-31
Cloopen Group Holding Ltd
filed 2026-05-08
CIK 1804583

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, there were 316,554,332 Class A ordinary shares (excluding treasury shares) and 25,649,839 Class B ordinary shares outstanding. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐ No ☐

i

INTRODUCTION

Unless we indicate otherwise and for the purpose of this annual report only:

●	“active customers” at the end of any period refers to customers which had over RMB50 in annual spending in the preceding 12 months;

●	“ADRs” refers to the American depositary receipts, which, if issued, evidence the ADSs;

●	“ADSs” refers to our American depositary shares, each of which represents six Class A ordinary shares;

●	“AI” or “artificial intelligence” refers to intelligence demonstrated by machines, in contrast to the natural intelligence displayed by humans and other animals;

●	“API” or “application programming interface” refers to an application-specific computing interface that allows third parties to utilize and extend the features and functions of the application;

●	“A2P SMS” or “application-to-person short message service” refers to a one-way process of sending messages from an application to mobile users;

●	“CC” or “contact center” refers to a business’s central point for managing all communications with customers, including customer service and acquisition, through all channels;

●	“CPaaS” or “communications platform as a service” refers to a cloud-based solution that allows enterprises to add real-time communications capabilities such as voice and messaging to their applications and systems by deploying APIs and SDKs;

●	“China” or “PRC” refers to the People’s Republic of China. For the avoidance of doubt, all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations and entities in Hong Kong and Macau. We do not have material operations in Hong Kong or Macau. Our Hong Kong intermediate holding companies have no substantive business activities, and any income or expenses attributable to Hong Kong are primarily from financial interest income and certain intermediary fees;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share, each of which entitles the holder thereof to one vote;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share, each of which entitles the holder thereof to ten votes;

●	“dollar-based net customer retention rate” illustrates our ability to increase revenue generated from our existing customer base. To calculate dollar-based net customer retention rate for a given period, we first identify all customers for solutions that we offer on a recurring basis, unless otherwise specified, with over RMB1,000 in monthly spending in the preceding period, then calculate the quotient from dividing the revenue generated from such customers in the given period by the revenue generated from the same group of customers in the preceding period. Solutions that we offer on a recurring basis include our CPaaS solutions and cloud-based CC solutions deployed primarily on public cloud, for which we change a combination of seat subscription fees and related resource usage fees;

●	“dollar-based net customer retention rate for active customers” represents the dollar-based net customer retention rate for all active customers for solutions that we offer on a recurring basis, unless otherwise specified;

●	“IM” or “instant messaging” refers to the exchange or real-time messages over the internet;

●	“IoT” or “Internet of Things” refers to a network of interrelated computing devices that enables data transmissions without human-to-human or human-to-computer interactions;

●	“IVR” or “interactive voice response” refers to an automated telephony system that interacts with human callers through voice and keypad selections;

●	“large-enterprise customers” at the end of any period refers to customers which had over RMB700,000 (equivalent to approximately US$100,000) in annual spending in the preceding 12 months;

●	“multi-capability vendors” refers to vendors which offer a wide range of cloud-based communications services;

●	“RMB” and “Renminbi” refers to the legal currency of China;

●	“shares” or “ordinary shares” refers to our Class A ordinary shares and our Class B ordinary shares;

●	“single-capability vendors” refers to vendors which focus on only one specific type of cloud-based communications services, with such service contributing over 75% of total revenues;

●	“SDK” or “software development kit” refers to an installable software package that contains the tools one needs to build a platform;

●	“UC&C” or “unified communications and collaboration” refers to the integration of enterprise communications and collaboration through a unified user interface, which allows consistent user experience across multiple devices, channels and communications formats;

●	“US$” and “U.S. dollars” refers to the legal currency of the United States;

●	“VIE” or “Ronglian Yitong” refers to Beijing Ronglian Yitong Information Technology Co. Ltd., and “affiliated entities” refers to, collectively, the VIE and its subsidiaries;

●	“we,” “us,” “our company,” “our,” “our group” or “Ronglian” refers to Cloopen Group Holding Limited, our Cayman Islands holding company, its predecessor entity, its subsidiaries and its affiliated entities, as the context requires; and

●	“WFOE” or “Anxun Guantong” refers to Anxun Guantong (Beijing) Technology Co., Ltd.

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

Our reporting currency is Renminbi. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9931 to US$1.00, the noon buying rate on December 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate or at all. On May 1, 2026, the noon buying rate was RMB6.8276 to US$1.00 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

ii

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

iii

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

Revenues contributed by the affiliated entities accounted for substantially all of our total revenues in 2023, 2024 and 2025. For a consolidation schedule depicting the results of operations, financial position and cash flows for us and the affiliated entities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources —Financial Information Related to the VIE.”

Cash and asset flows through our organization

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur may highly depend upon dividends paid by our WFOE to us and service fees paid by the affiliated entities to our WFOE, despite that we may obtain financing at the holding company level through other methods. For example, if any of our WFOE or the VIE incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us and the investors in the ADS as well as the ability to settle amounts owed under the contractual arrangements. As of the date of this annual report, none of Cloopen Group Holding Limited, our WFOE and the VIE has paid any dividends or made any distributions to their respective shareholders, including any U.S. investors. In 2023, 2024 and 2025, the VIE did not pay any service fees to our WFOE under the contractual arrangements. We expect to distribute earnings and settle the service fees owed under the contractual arrangements at the request of our WFOE and based on our business needs, and do not expect to declare dividend in the foreseeable future. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Cloopen Group Holding Limited, the subsidiaries of Cloopen Group Holding Limited (including our WFOE), the affiliated entities and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

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

Under PRC laws and regulations, we, the Cayman Islands holding company, may fund our WFOE only through capital contributions or loans, and fund the affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. See “—D. Risk Factors—Risks Related to Our Corporate Structure —We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ordinary shares, including those represented by the ADSs,” and “—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

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

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and other 12 PRC regulatory authorities jointly issued an amendment to the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures stipulates that (1) critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are subject to the cybersecurity review by the Cybersecurity Review Office, and (2) network platform operators holding personal information of more than one million users seeking for listing in a foreign country must apply for the cybersecurity review. See “Item 4. Information on the Company—B. Business Overview—Regulations —Regulations relating to cybersecurity and privacy protection—Cybersecurity.” As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. See “—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to comply with laws and contractual obligations related to data privacy and protection and cybersecurity, our business, results of operations and financial condition could be materially and adversely affected.”

On February 17, 2023, Chinese Securities Regulatory Commission, or the CSRC, promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have already been listed on overseas stock exchanges prior to March 31, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures, i.e., to file with the CSRC within three business days after the closing of such subsequent offerings. As we had been listed on an overseas stock exchange prior to March 31, 2023, we are not required to make such immediate filing with the CSRC in connection with such previous listing. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings or seek to list our securities on a stock exchange. See “Item 4. Information on the Company —B. Business Overview—Regulations—Regulations relating to M&A Rule and overseas listing in the PRC.”

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter, or OTC, trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. Our independent registered public accounting firm, ARK Pro CPA & Co, is located in and organized under the laws of Hong Kong, a jurisdiction where, at the time of the adoption of the HFCAA, the PCAOB was unable to conduct inspections without the approval of the Chinese authorities. On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in mainland China and Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, and upon two consecutive years of non-inspection under the HFCAA, our shares and the ADSs will not be permitted for trading on a national securities exchange or the OTC trading market in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of the ADSs to decline significantly or become worthless. For details, see “—D. Risk Factors—Risks Related to Doing Business in China—The ADSs may be prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The prohibition from trading of the ADSs, or the threat of their being prohibited from being traded, may materially and adversely affect the value of your investment.”

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

D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, results of operations, financial condition, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to the Independent Investigation and restatement of consolidated financial statements

●	legal proceedings, investigations and inquiries in connection with or arising from the previously disclosed employee misconduct and transaction irregularities, and other associated adverse effects;

●	adverse publicity and potential concerns from our customers and other business partners relating to or arising from the Independent Investigation and restatement of consolidated financial statements;

●	our ability to implement and maintain an effective system of internal control over financial reporting to accurately report our results of operations, meet our reporting obligations and prevent fraud; and

●	our failure to timely comply with our SEC reporting obligations.

Risks related to our business and industry

●	our ability to attract new customers or retain existing ones;

●	continued development of our solutions and the markets our solutions target;

●	our limited operating history;

●	our ability to generate profits and positive cash flows;

●	our reliance on collaborations with China’s major mobile network operators;

●	our ability to enhance or upgrade our existing solutions and introduce new ones;

●	compatibility of our solutions across devices, business systems and applications and physical infrastructure;

●	our ability to compete effectively in China’s cloud-based communications industry and internationally;

●	our ability to collect accounts receivable from our customers in a timely manner;

●	our ability to maintain and enhance our brand image and generate positive publicity;

●	our ability to optimize the prices for our solutions;

●	our ability to manage our sales cycle to large enterprises;

●	our ability to comply with related laws and regulations associated with conducting business with state-owned enterprises;

●	real or perceived errors, defects, failures, vulnerabilities, or bugs in our solutions;

●	our ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions;

●	our ability to support and resolve intellectual property rights claims and other litigation matters;

●	our ability to protect or defend our intellectual property rights; and

●	our ability to comply with laws and contractual obligations related to data privacy and protection and cybersecurity.

Risks related to regulatory compliance

●	compliance with extensive and evolving laws and regulations in the PRC;

●	third-party misconduct and misuse of our solutions in violation of relevant laws and regulations; and

●	our limited insurance coverage, which could expose us to significant costs and business disruption.

Risks related to doing business in China

●	changes in China’s economic, political or social conditions or government policies;

●	evolving legal development, non-compliance with which, or changes in which, may adversely affect our business and prospects;

●	Chinese government’s significant authority to intervene or influence our operations and to exert control over offerings conducted overseas and/or foreign investment in China-based issuers;

●	the approval of and the filing with the CSRC or other PRC government authorities in connection with our future offshore offerings; and

●	the threat of the ADSs being prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely.

Risks related to our corporate structure

●	compliance of the contractual arrangements that establish our corporate structure for operating our business;

●	failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them; and

●	actual or potential conflicts of interest of shareholders of the VIE with us.

Risks related to corporate governance

●	our status as a foreign private issuer;

●	our status as an emerging growth company; and

●	our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to the ADS

●	delisting of the ADSs from the New York Stock Exchange, which may continue to have a material adverse effect on the trading and price of the ADSs;

●	uncertainty and potential business disruption associated with the preliminary non-binding going private proposal and its potential impact on the trading price of the ADSs;

●	volatility of the trading price of the ADSs;

●	the sale or availability for sale of substantial amounts of the ADSs; and

●	our status as a passive foreign investment company for U.S. federal income tax purposes for our taxable year ended December 31, 2025.

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

In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) inadequate rigorous implementation of controls over financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) insufficient due diligence, monitoring and review controls in the long-term investment procedures.

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

We are subject to reporting obligations under the U.S. securities laws. As a public company, we are also subject to the Sarbanes-Oxley Act of 2002. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for such year, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025. See “Item 15. Controls and Procedures.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may also place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our historical failure to timely file our annual reports and other SEC filings has had, and may continue to have, an adverse effect on our business and the trading price of the ADSs.

Our historical inability to maintain a timely filing schedule with the SEC resulted in significant delays in providing the market with current financial information. While we became current in our SEC reporting obligations in September 2025 following the filing of our annual report for the fiscal year ended December 31, 2025, the circumstances that led to our past filing delays have caused, and may continue to cause, substantial costs and diversion of management’s attention.

Our ability to remain timely in our future SEC reporting is subject to a number of contingencies, including our ability to effectively remediate identified material weaknesses in our internal control over financial reporting. We cannot assure you that our efforts to strengthen our internal controls will be successful or that we will not experience similar filing delays in the future. Any future failure to timely file our SEC reports could result in the loss of investor confidence and a decrease in the market price of the ADSs.

In addition, our past reporting delays resulted in specific restrictions on our ADR facility. In June 2022, the depositary bank closed its books to conversions of our ordinary shares into ADSs. Although the depositary bank reopened its books for conversions and the issuance of ADSs (including for equity awards under our Form S-8) in September 2025 after we became current in our reporting, certain broker platforms, including our primary designated broker, currently do not accept the deposit of new ADSs from the depositary bank due to their internal compliance policies.

As a result, even though the depositary bank’s books are technically open, the practical ability of shareholders and employees to convert ordinary shares into ADSs and move them into the public market remains restricted. While these broker-imposed restrictions do not affect the trading of previously issued ADSs, they limit the liquidity of our securities. We cannot assure you when or if these broker-level restrictions will be lifted. The lack of practical fungibility between our ordinary shares and ADSs, combined with any lingering investor concerns regarding our reporting history, may have an adverse effect on the market price of the ADSs and our ability to obtain financing in the public markets in the future.

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

We have incurred substantial net losses since our inception. In 2023, 2024 and 2025, our net loss was RMB412.4 million, RMB146.8 million and RMB238.8 million (US$34.1 million), respectively, and our operating cash outflow was RMB516.2 million, RMB180.2 million and RMB231.0 million (US$33.0 million), respectively. Over the past few years, we have spent considerable amounts of time and financial resources to develop new cloud-based communications solutions and enhance or upgrade our existing ones in order to position us favorably for future growth. In addition, we have expended significant resources upfront to market, promote and sell our solutions through various direct and indirect channels, and expect to continue to do so in the future. Our aggressive investments continue to drive our negative cash flows and we expect to continue to invest in business operations, technological improvements, marketing campaigns and international expansion. Our status as a public company could also incur significant additional accounting, legal and other expenses.

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

Our contract assets represented our right to consideration for work performed but not invoiced. When our right to consideration becomes unconditional, we reclassify the contract assets to accounts receivable. We had contract assets of RMB26.1 million, RMB27.8 million, and RMB57.3 million (US$8.2 million) as of December 31, 2023, 2024 and 2025, respectively. We recorded allowance for credit loss of contract assets of RMB10.4 million, RMB21.7 million, and RMB16.8 million (US$2.4 million), respectively, as of December 31, 2023, 2024 and 2025. We typically extend to our customers payments terms ranging from 60 to 180 days after our customers have been billed, resulting in accounts receivable. We had accounts receivable, net, including those due from third parties and related parties, of RMB144.1 million, RMB120.8 million, and RMB140.1 million (US$20.0 million) as of December 31, 2023, 2024 and 2025, respectively. We recorded allowance for doubtful accounts in relation to accounts receivable of RMB99.6 million, RMB84.4 million, and RMB92.2 million (US$13.2 million), respectively, as of December 31, 2023, 2024 and 2025.

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

Furthermore, we are exposed to concentration of credit risk. As of December 31, 2025, two of our customers represented 13.2% and 11.6% of our total accounts receivable, net including related party amounts and contract assets, respectively. Any substantial delay in or default of payments from these customers could materially and adversely affect our cash flows. We may also have to re-evaluate our relationship with these customers if we cannot timely obtain payment from them, which could have a negative impact on our customer base.

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

We currently derive a significant portion of our revenues from sales of our solutions to large enterprises. We generated 67.0%, 68.7%, and 70.1% of our total revenues from large-enterprise customers in 2023, 2024 and 2025, respectively. We believe that increasing our sales to these customers is key to our future growth. The length of our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale to that customer, is approximately four months on average and varies upon the size of potential customer and project. Based on our experience, the sales cycle for large enterprises, which generally ranges from four months to one year, is often lengthy and unpredictable, especially when we serve them with our project-based solutions. Many of our prospective customers do not have prior experience with cloud-based communications and, therefore, typically spend significant time and resources evaluating our solutions before they purchase from us. Similarly, we typically spend more time and effort determining their requirements and educating these customers about the benefits and uses of our solutions. Large enterprises also tend to demand more customizations, integrations and additional features than their smaller counterparts. As a result, we may be required to divert more sales and research and development resources to large enterprises and will have less personnel available to support other customers, or that we will need to hire additional personnel, which would increase our operating expenses. It is often difficult for us to forecast when a potential enterprise sale will close, the size of the customer’s initial service order and the period over which the implementation will occur, any of which may impact the amount of revenues we recognize or the timing of revenue recognition. Large enterprises may delay their purchases as they assess their budget constraints, negotiate early contract terminations with their existing providers or wait for us to develop new features. Any delay in closing, or failure to close, a large-enterprise sales opportunity in a particular period or year could significantly harm our projected growth rates and cause the amount of new sales we book to vary significantly from period to period. We also may have to delay revenue recognition on some of these transactions until the customer’s technical or implementation requirements have been met.

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

For example, the outbreak of COVID-19 has materially and adversely affected the Chinese and global economy. In response to the pandemic, the governments implemented mitigation measures from time to time to contain the spread of the pandemic. During the COVID-19 pandemic, we experienced an increase in demand for our solutions following the COVID-19 outbreak due to the nationwide quarantine measures which have resulted in many businesses requiring their employees to work from home and collaborate remotely via cloud-based communications channels. However, we nonetheless experienced significant business disruptions as a result of the outbreak. Specifically, we experienced customer loss during the outbreak, primarily due to a decrease in the number of enterprise customers of smaller sizes that were less equipped to withstand the impact of COVID-19. We also experienced delayed service delivery, extended payment cycles and delayed collection of accounts receivable. In addition, we experienced delays in establishing cooperative relationships with our customers, especially large-enterprise customers, caused by the disruptions to offline sales and marketing activities during the outbreak. To the extent that future waves of COVID-19 infections or the outbreak of any other severe infectious disease disrupts normal business operations and traveling in countries around the world, we may face disrupted market demand and operational challenges.

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

Our growth has placed and may continue to place significant demands on our management and our operational and financial resources. For example, our solutions have supported a large number of customers and data. Our headcount had grown from 806 employees as of January 1, 2018 to 1,008 employees as of December 31, 2025. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and managerial controls as well as our reporting systems and procedures. In particular, we have acquired several businesses, and have expanded our international operations into certain regions and areas outside China such as Japan, Philippines, Malaysia and Singapore.

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

In 2023, 2024 and 2025, our ten largest customers in terms of revenues contributed an aggregate of 29.3%, 27.3% and 32.8% of our total revenues for the same years, respectively. The high quality of our services and the time and expenses required for switching to other qualified cloud-based communications solution providers help us retain our customers. As we typically do not have long-term contracts with our customers, they may reduce their usage at any time or terminate their adoption of our solutions upon expiration of original terms. Although we have made considerable efforts to diversify our customer base and attract new customers, if any of our large customers cease or reduce their use of our solutions, or use our solutions on less favorable terms, our business, results of operations and financial condition could be materially and adversely affected.

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

We have adopted the 2016 share incentive plan, or the 2016 Plan, which permits the grant of a number of equity-linked awards, including share options and restricted shares, to directors, officers, employees and external consultants. The 2016 Plan is intended to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through the awards. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 25,967,793 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which (1) options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised in January 2021, and such shares were issued in February 2021 subject to certain transfer and repurchase restrictions, (2) options to purchase 3,641,438 Class A ordinary shares granted to certain employees were subsequently exercised, and (3) options to purchase 3,486,453 Class A ordinary shares under the 2016 Plan are still outstanding.

In January 2021, we adopted the 2021 share incentive plan, or the 2021 Plan, under which the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under such plan is 15,144,221. As of the date of this annual report, restricted share units to purchase an aggregate of 12,271,840 Class A ordinary shares have been granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 12,081,184 Class A ordinary shares are still outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation— Share Incentive Plans” for more information.

In 2023, 2024 and 2025, we recorded share-based compensation expenses of RMB22.2 million, RMB14.3 million and RMB13.2 million (US$1.9 million), respectively. For details on the measurements of our share-based compensation, See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Share-based compensation.” As of December 31, 2025, there were RMB0.4 million (US$0.06 million) and RMB11.1 million (US$1.6 million) of total unrecognized share-based compensation expenses related to share options and restricted shares, respectively. The related share options and restricted shares are expected to be recognized over a weighted average period of 2.08 years and 2.63 years, respectively. We expect to further recognize a substantial amount of share-based compensation expenses going forward, which we expect to have a significant impact on our results of operations. Moreover, if we grant additional share options or other equity-linked awards in the future, such as those under our share incentive plans or in connection with future acquisitions, our expenses associated with share-based compensation may increase significantly, which may materially and adversely affect our business, results of operations and financial condition.

We are expanding internationally, which could expose us to significant risks.

We established our first overseas subsidiary, Cloopen Japan Co., Ltd., in Japan in 2016 and have recently begun to generate revenues from our international operations. As of the date of this annual report, we also have overseas subsidiaries in Philippines, Malaysia and Singapore. Any new markets or countries into which we attempt to sell our solutions may not be receptive. For example, we may not be able to expand into certain markets if we are not able to satisfy certain government- and industry-specific requirements. In addition, our ability to manage our business and conduct our operations internationally in the future may require considerable management’s attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Future international expansion will require investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

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

Certain enterprises which deploy our solutions in their business operations are internet finance companies, which accounted for approximately 4% of our total revenues in 2023, 2024 and 2025, respectively. Due to the relatively short history of the online consumer finance industry in China, a comprehensive regulatory framework is under development by the PRC government. Since mid-2015, the PRC government and relevant regulatory authorities have issued a number of laws and regulations, including the Interim Measure on the Internet Micro-credit Business (Draft for Comments) announced in November 2020, seeking to tighten the online consumer finance industry. These laws and regulations have imposed stringent requirements on the operation of peer-to-peer (P2P) online lending platforms. Although how these requirements will be interpreted and implemented is still unclear, it is likely that more stringent laws and regulations will be issued and adopted to further regulate related businesses. As a result of the stringent and evolving regulatory environment, online consumer finance industry is facing great challenges and shrinking in size, which has adversely affected and could continue to adversely affect our business. For example, relevant PRC authorities took stringent government measures in 2019 to regulate the operation of P2P online lending platforms, and we, after assessing potential risks, chose to voluntarily terminate certain transactions with existing customers in the online consumer finance industry to ensure compliance with relevant laws and regulations, which led to a decrease in our existing customer base and our revenues primarily related to cloud-based CC solutions that we offer on a recurring basis in such year. Furthermore, if the practice of our customers in the online consumer finance industry is deemed to violate any rules, laws or regulations, they could be forced to substantially modify their business model, face injunctions, including orders to cease illegal activities, discontinuation of operations and correction orders, fines and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities, which could significantly harm their business operations and IT spending levels. As a result, our customer base may shrink, and our business, results of operations and financial condition may be adversely affected.

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

In addition, our customers which deploy our solutions in their business communications may misuse them to make unauthorized calls and send unauthorized text messages and other content. For example, certain customers utilized our 7moor Cloud to make unauthorized calls in telemarketing settings, which had subjected us to negative media coverage and publicity. Such misuses may also subject us to potential risks, including liabilities or claims relating to consumer rights protection laws. As a provider of short message services, we are required to comply with relevant laws and regulations relating to internet information protections. For example, on May 19, 2015, the MIIT published the Provisions on the Administration of Short Message Services, which took effect on June 30, 2015 and was then amended on February 9, 2026, prohibiting the use of text messages in telemarketing or other commercial settings without consumers’ proper request and consent. In addition, the CAC published the AIGC Administrative Measures pursuant to which AIGC service providers must comply with a number of rules and filing requirements in relation to AIGC content, personal data, privacy protection and intellectual property rights. In case of a breach of the rules or non-compliance with the filing requirements, the regulatory authorities will impose warning, fine and other penalties. Failure to rectify the breach or non-compliance may lead to suspension in operations. Moreover, we could also be required to comply with relevant laws and regulations regarding the control and management of unauthorized calls, including, among others, establishing forbidden call lists to prevent telemarketing calls from reaching end-users who have formerly explicitly refused to be reached by telemarketing calls of a particular industry or business, and improving technological capability and risk precautions regarding the prevention and monitoring of unauthorized calls. The scope and interpretation of relevant laws and regulations that are or may be applicable to the delivery of text messages, calls and other content are continuously evolving. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to cybersecurity and privacy protection—Unauthorized calls and text messages.” We have taken certain acts to reduce unauthorized text messages and calls, such as contract restrictions in our agreements with customers. In response to the past misuses by certain of our customers, we have also been more proactive in screening business partners, prohibiting non-compliant behaviors, and conducting rigorous real-time quality inspections. However, as in practice we have little control over text messages, calls and other content delivered by our customers to their end-users, we cannot assure you that our current systems and acts will be sufficient or effective under applicable laws and regulations. If we do not comply with relevant laws and regulations or if we become liable under these laws and regulations, we could face direct liability and loss of customer confidence, which could materially harm our reputation, business, results of operations and financial condition.

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

We generate substantially all of our revenues from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from many other jurisdictions in many respects.

The PRC government plays a significant role in China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies, Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us. Any prolonged slowdown in the Chinese economy could adversely affect our business, financial condition and results of operations, lead to reduction in demand for our solutions and adversely affect our competitive position.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfill the filing procedure with the CSRC and report relevant information to the CSRC. At the press conference held for the Overseas Listing Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that had already been listed overseas on or before the effective date of the Overseas Listing Trial Measures, i.e., March 31, 2023, shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC would solicit opinions from relevant regulatory authorities and supplement the filing requirements for the overseas listing of companies with VIE structure which meet the compliance requirements. See “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations relating to M&A Rule and overseas listing in the PRC.” As we had been listed on an overseas stock exchange prior to March 31, 2023, we are not required to make immediate filing with the CSRC in connection with such previous listing. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings or seek to list our securities on a stock exchange. Given that the Overseas Listing Trial Measures were recently promulgated, uncertainties remain as to the implementation and interpretation, and how they will affect our future financing. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other financing activities which are subject to the filing requirements under the Overseas Listing Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected.

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

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our shares or the ADSs from being traded on a national securities exchange or in the OTC trading market in the United States. Our independent registered public accounting firm, ARK Pro CPA & Co is located in and organized under the laws of Hong Kong, a jurisdiction where, at the time of the adoption of the HFCAA, the PCAOB was unable to conduct inspections without the approval of the Chinese authorities.

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

In recent years, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit and the ongoing trade and tariffs disputes between China and the United States. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, the tension caused by trade friction, the drastic drop in oil prices and the U.S. Federal Reserve’s fiscal policies to strengthen the market in early 2020 also create uncertainty and challenges to the development of global economic condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies, and the expected or perceived overall economic growth rate. Any prolonged slowdown in the global or Chinese economy may have a negative impact on individual disposable income and in turn our business, results of operations and financial condition, and continued turbulence in the international capital markets may adversely affect our access to capital markets to meet liquidity needs.

The tension in international trade and rising political tension, particularly between the United States and China, may adversely impact our business, results of operations and financial condition.

Our business could be materially and adversely affected by the tensions in international trade in recent years. Changes to international trade policies could adversely affect the global economic conditions. In addition, geopolitical tensions have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. government, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Additionally, there have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, concerns over the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China, concerns about the economic effect of the relationship between China and surrounding Asian countries, and concerns over the rising level of inflation and worries that efforts to curb inflation may result in recession. As a result, rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, and any such tensions or any escalation of such tensions, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, results of operations and financial condition.

In particular, political tensions between the United States and China have escalated due to various incidents relating to trade dispute, sovereign integrity, and sanctions, among others. For example, on October 28, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a final rule on outbound investment (the “Final Rule”) to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025, and restricts direct and indirect investment by U.S. persons into companies with specified connections to China that use specific technologies of concern related to three sectors: (1) semiconductors and microelectronics, (2) quantum information technologies, and (3) artificial intelligence systems. On December 18, 2025, U.S. President Trump signed into law the National Defense Authorization Act for Fiscal Year 2026, which includes the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”). The Final Rule remains in effect, but the COINS Act requires Treasury to propose certain revisions to the Final Rule within 450 days of December 18, 2025. Those revisions ultimately will include, among other changes to the Final Rule, an expansion of the countries of concern, an expansion of the technologies covered to include hypersonic systems, revisions to key defined terms, and the establishment of a formal advisory opinion process. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. If the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business may be materially and adversely affected.

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

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with relevant legal procedures, which could be time-consuming and costly and could operate to limit our abilities to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the affiliated entities, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China—We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations.”

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

Our authorized and issued ordinary shares have been divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of the date of this annual report, Mr. Changxun Sun beneficially owns 2,000,000 Class A ordinary shares and all of our 25,649,839 Class B ordinary shares, representing approximately 8.08% of our then total issued and outstanding share capital and 45.11% of our then aggregate voting power.

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

We have received a preliminary non-binding going private proposal, and the evaluation of this proposal and any potential transaction may cause disruption to our business, distract our management, and result in volatility in the price of the ADSs.

On December 22, 2025, our board of directors received a preliminary non-binding proposal letter from a buyer group, including our founder and chief executive officer, Mr. Changxun Sun, to acquire all of our outstanding ordinary shares (including shares represented by ADSs) not already beneficially owned by the buyer group in a going private transaction. Our board of directors has formed a special committee consisting of independent directors to evaluate the proposal.

The evaluation of the proposal, and the negotiation and potential consummation of any resulting transaction, could cause significant disruptions to our business operations. This process may divert the attention of our management and board of directors from our day-to-day operations and the execution of our business strategy. Furthermore, the pendency of the proposal could create uncertainty among our employees, clients, and business partners, which could harm our business relationships and ability to retain key personnel. The market price of the ADSs may experience increased volatility as a result of the proposal or any market rumors regarding the potential transaction.

There can be no assurance that a definitive offer will be made, that any agreement will be executed, or that the proposed transaction or any other transaction will be approved or consummated. If the proposed transaction is not completed, we will be subject to a number of risks, including a potential decline in the price of the ADSs to the extent that the current market price reflects an assumption that the transaction will be completed, and the fact that we will have incurred significant costs, including legal and financial advisory fees, without realizing the anticipated benefits of the transaction.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There are 22,729,312 ADSs, equivalent to 136,375,872 Class A ordinary shares, outstanding as of the date of this annual report. The lock-up agreements that our directors, executive officers and then-existing shareholders signed with the underwriters of our initial public offering have expired, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of the ADSs has been relatively low and, therefore, sales of even relatively small amounts of the ADSs in the public market could adversely affect the market price of the ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

We believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2025, and may be a PFIC for years after our taxable year ended December 31, 2025. As such, certain adverse U.S. federal income tax consequences may apply to U.S. investors owning the ADSs or our ordinary shares.

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

Based on the market price of the ADSs and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and based on the current and anticipated composition of our income, assets and operations, there is a risk that we will continue to be treated as a PFIC for future taxable years. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis.

Because we believe we were a PFIC for the taxable year ended December 31, 2025, certain adverse U.S. federal income tax consequences could apply to U.S. investors with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. If we are so classified during a U.S. investor’s holding period, the ADSs or ordinary shares will generally continue to be treated as shares in a PFIC for all succeeding years during which such U.S. investor holds the ADSs or ordinary shares, even if we cease to be a PFIC, unless certain elections are made. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company rules.” U.S. investors should consult their own tax advisors concerning the U.S. federal income tax consequences if we are classified as PFIC for any taxable year.

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

On December 22, 2025, our board of directors received a preliminary non-binding proposal letter (the “Proposal”) from Mr. Changxun Sun, our founder and chief executive officer, and Trustbridge Partners VII, L.P. (collectively, the “Buyer Group”). The Buyer Group proposed to acquire all of our outstanding Class A and Class B ordinary shares, including Class A ordinary shares represented by ADSs, that are not already beneficially owned by the Buyer Group or their affiliates, for a purchase price of US$0.4940 per ordinary share, or US$2.9641 per ADS, in cash in a going private transaction. On December 29, 2025, our board of directors formed a special committee consisting of three independent directors, Mr. Adam J. Zhao, Mr. Tim Yimin Liu, and Mr. Ziguang Gao, to evaluate and consider the Proposal. Mr. Zhao chairs the special committee.

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

As of December 31, 2023, 2024 and 2025, we had an active customer base of 8,703, 7,529 and 6,151 enterprises, respectively, among which 121, 114 and 102 were large-enterprise customers, respectively. In 2023, 2024 and 2025, the dollar-based net customer retention rate in relation to solutions that we offer on a recurring basis was 85.8%, 74.6% and 76.7%, respectively, and the dollar-based net customer retention rate for active customers was 89.0%, 77.4% and 79.6%, respectively. We served 279, 337 and 339 customers for our project-based solutions in 2023, 2024 and 2025, respectively. Our revenues increased by 0.4% from RMB571.0 million in 2023 to RMB573.6 million in 2024, and decreased by 6.6% to RMB535.7 million (US$76.6 million) in 2025. In 2023, 2024 and 2025, we incurred net loss of RMB412.4 million, RMB146.8 million and RMB238.8 million (US$34.1 million), respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures” for information on how we define and calculate the non-GAAP financial measures as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

As of December 31, 2023, 2024 and 2025, our CPaaS solutions had approximately 3,800, 3,400 and 2,700 active customers, respectively. In 2023, 2024 and 2025, we achieved a dollar-based net customer retention rate of 73.1%, 59.5% and 56.0% for our CPaaS solutions, respectively, and our dollar-based net customer retention rate for active customers in relation to CPaaS solutions was 74.8%, 61.1% and 57.3%, respectively. We charge our customers generally based on the number of text messages and call minutes facilitated through our CPaaS solutions. We experienced decreased dollar-based net customer retention rate in 2024, primarily because we replaced certain SMS channel clients due to consideration of pricing. We experienced decreased dollar-based net customer retention rate in 2025, primarily because we strategically shifted our focus towards high-margin and high-quality industry customers, which resulted in a decrease in revenues generated from existing customers with lower profit margins.

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

We offer certain RongCC solutions deployed on private clouds on a project basis, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2023, 2024 and 2025, RongCC served 209, 227 and 178 enterprises, respectively, on a project basis. We also offer certain RongCC solutions on a recurring basis for a combination of subscription and usage. We offer different subscription fee packages according to capacity and number of functional modules embedded. We also charge customers based on the number of call minutes facilitated. As of December 31, 2023, 2024 and 2025, RongCC had 134, 27 and 29 active customers, respectively, on a recurring basis. We experienced decreased number of active customers of RongCC in 2024, primarily because of a decline in the business demand of RongCC’s medium-sized customers. The number of recurring customers of RongCC remained relatively stable in 2025.

7moor Cloud

7moor Cloud is a standardized cloud-based contact center solution that strategically focuses on serving small- to medium-sized enterprises, many of which do not have a well-maintained contact center system. Centrally hosted on public clouds, our 7moor Cloud requires minimal upfront investments and can be deployed expediently, equipping small-to medium-sized enterprises with ready-to-use contact center capabilities without excessive costs.

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

We primarily offer 7moor Cloud on a recurring basis for a combination of subscription and usage. As of December 31, 2023, 2024 and 2025, 7moor Cloud had approximately 4,700, 3,900 and 3,200 active customers, respectively, on a recurring basis.

In 2023, 2024 and 2025, we achieved a dollar-based net customer retention rate of 90.3%, 84.9% and 83.7%, respectively, for cloud-based CC solutions that we offer on a recurring basis, i.e., those deployed primarily on public cloud and for which we charge a combination of seat subscription fees and related resource usage fees. In 2023, 2024 and 2025, our dollar-based net customer retention rate for active customers in relation to cloud-based CC solutions that we offer on a recurring basis was 96.3%, 87.6% and 84.7%, respectively. The dollar-based net customer retention rate for cloud-based CC solutions that we offer on a recurring basis decreased from 90.3% in 2023 to 84.9% in 2024, primarily due to the decrease in business demands of our clients as a result of their reduction in relevant business. The dollar-based net customer retention rate for cloud-based CC solutions decreased from 84.9% in 2024 to 83.7% in 2025, primarily because we deepened our strategic focus on serving customers in the pan-financial industry and reduced focus on subscription-based small- and medium-sized enterprise customers, resulting in a decrease in revenues from such customers.

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

Our RongVideo is predominantly project-based, for which customers pay us by installment in accordance with agreed-upon project milestones. In 2023, 2024 and 2025, RongVideo served 48, 37 and 43 enterprises, respectively. The delivery cycle for project-based RongVideo typically ranges from three to 12 months, due to the amount of efforts required in configuration, integration and additional customization. Projects with higher customization levels usually require more substantial upfront investment from us and have lower profit margins. However, once we complete a project for an enterprise in a particular industry, subsequent projects for other enterprises in the same industry typically require less investment as we are able to achieve greater economies of scale by replicating certain basic industry-specific features.

We also offer software development and other technical support services to large enterprises in the telecommunications and financial services industries, which allows us to initiate business collaboration with prospective customers and maintain stable business rapport with existing customers.

Our Customers

We serve a diverse and loyal customer base consisting of enterprises of all sizes and across a variety of industries, such as internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2023, 2024 and 2025, we had an active customer base of 8,703, 7,529 and 6,151 enterprises, respectively, among which 121, 114 and 102 were large-enterprise customers, respectively. We experienced decreased number of active customer and large-enterprise customers in 2024 and 2025, primarily due to natural attrition among small- to medium-sized customers as a result of their operational challenges or reduced business demand, and a decline in business demand from large-enterprise customers. We believe our capabilities in attracting and retaining these large-enterprise customers rest on our ability to develop and offer industry-specific features and functionalities that satisfy their disparate needs and complex internal deployment and integration requirements. We also serve small- to medium-sized enterprises leveraging our comprehensive business portfolio and ready-to-use solution deployment.

We have implemented a “land and expand” strategy to encourage existing customers to explore and expand into other solutions leveraging our multi-capability offering mix. For example, we initiated our business collaboration with a financial institution customer by satisfying its basic instant messaging needs and, as our relationship deepens, up-sold our video-enabled solutions to provide them with capabilities in multi-format internal communications and a novel use case in real-time financial transaction monitoring. For solutions that we offer on a recurring basis, such as CPaaS and cloud-based CC solutions deployed primarily on public cloud, we achieved a dollar-based net customer retention rate of 85.8%, 74.6% and 76.7% in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, our dollar-based net customer retention rate for active customers was 89.0%, 77.4% and 79.6%, respectively. We experienced decreased dollar-based customer retention rate in 2024, primarily because of the decline in the PaaS business retention rate, resulting from the replacement of certain SMS channel clients for consideration of pricing. We experienced increased dollar-based customer retention rate in 2025, primarily driven by the incremental revenues generated from successful cross-selling to our existing customers, which positively offset the respective declines in the retention rates of our CPaaS and cloud-based CC businesses. For example, certain existing CPaaS customers reduced their CPaaS revenue contribution in 2025 but purchased additional cloud-based CC solutions, leading to a slight overall increase in this metric in 2025 compared to 2024. We believe these solutions present significant cross-selling and up-selling potential as customers tend to stay with us due to the critical role our solutions play in their business operations.

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

Research and Development

We have developed many core technologies underlying our cloud-based communications solutions in-house. We have established our second research and development center in Wuhan, China in addition to the primary research and development center at our Beijing headquarters. As of December 31, 2025, we had a stable and dedicated research and development team of 234 members, accounting for 23.2 % of our total employees. We have received numerous awards and recognitions in recent years for our research and development capabilities. In 2023, we were awarded with the “Co-Innovation Award” and “Best Support Award” by Guangfa Bank Credit Card Center. In 2024, People’s Daily subsequently officially released the “2024 China AI Large Model Industry Development Report” and our Chitu Big Model was selected as the only financial industry big model among the typical representatives of big models in China. In 2025, our big model application Copilot & Agent was selected as one of the “Top 10 Chinese Agents with the Most Global Development Potential” in the “2024 China AI Agent Annual List” released by a leading internationally consulting firm in collaboration with Toubao Research Institute. In 2025, we were positioned in the Leaders Category in the “IDC MarketScape: China AI-Enabled Contact Center 2025 Vendor Assessment” report released by IDC. In addition, our “Financial Large Model Copilot & Agent Solution” won the Global Silver Award in the Financial Algorithm Track at the BPAA 5th Global Applied Algorithm Model Practice Paradigm Competition, guided by the Organizing Committee of the World Artificial Intelligence Conference and the People’s Government of Putuo District, Shanghai.

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

We have also organized or participated in various industry events for brand building and customer acquisition purposes. For example, in April 2019, we organized the “Cloud Communications through China” event in Shanghai and invited over 100 existing customers and channel partners to initiate and reinforce business collaborations. In addition, we have actively participated in industry events hosted by third parties with a focus on financial services industry. In 2023, 2024 and 2025, we participated in over 60 online and offline industry events to explore business opportunities with a broad range of enterprises. These events have broadened our access to potential customers and have furnished us with valuable opportunities for in-person communications.

We believe our online and offline branding and customer acquisition efforts have contributed to our brand awareness and reputation and effectively fueled our business growth.

Direct sales

We have built a sales and marketing team well-versed in China’s cloud-based communications industry. As of December 31, 2025, we had a sales and marketing team of 233 members with an average of approximately 11 years of relevant experience. Our sales and marketing team is generally responsible for contacting prospective customers, renewing existing subscriptions, and maintaining customer relationships. Leveraging their sales expertise, thorough knowledge of our business and dedication to customer support, our sales and marketing team focuses primarily on large enterprises in key industry verticals with complex communications requirements and has a strong cross-selling and up-selling track record. We have offered competitive compensation schemes to motivate our sales and marketing personnel, under which we grant them bonuses when their sales achieve the financial targets.

As part of our go-to-market strategy, we had established sales representative offices in 12 cities distributed across China as of December 31, 2025 to expand our sales network. We believe such offices enable us to stay closer to our potential customers, and capture and accommodate specific needs and customs in different localities more effectively. In addition, leveraging such sales representative offices, we are able to recruit experienced sales personnel with first-hand customer resources locally and build collaborative relationships with mobile network operators’ local branches, both of which will contribute to our ability to establish a nationwide business network.

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

We are the registered holder of 125 trademarks, 76 patents, 591 software copyrights and 40 domain names in the PRC as of the date of this annual report. We also hold five pending software copyright applications in the PRC as of the same date.

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

Investments conducted by foreign investors in the PRC are subject to the Catalogue of Industries for Encouraging Foreign Investment, or the Catalogue, and the Negative List, which were jointly issued by the NDRC and the MOFCOM. The version of the Catalogue currently in force was amended 2025 and became effective on February 1, 2026, and the version of the Negative List currently in force was amended on April 8, 2024 and became effective on November 1, 2024, both of which further reduce restrictions on the foreign investment. The Catalogue of Industries for Encouraged Foreign Investment (2025Version), or the Encouraging Catalogue 2025, replaced the catalogue promulgated in 2022. Pursuant to the Encouraging Catalogue 2025, foreign-invested projects are categorized as encouraged, restricted and prohibited. Foreign-invested projects that are not listed in the Negative List are permitted foreign-invested projects. According to the Negative List, industries such as Value-Added Telecommunications Services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and contact center services) fall into restricted category, where the shareholding percentage of the foreign investors in the joint venture enterprises shall not exceed 50%.

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

Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Corporate Structure.” If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses in which foreign investment is restricted or prohibited, we could be subject to severe penalties.

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

The Cybersecurity Law, as adopted by the National People’s Congress on November 7, 2016, has come into force on June 1, 2017, and was then amended on October 28. 2026. Regarded as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of Cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Network operators shall, according to the requirements of the rules for graded protection of cybersecurity, fulfill security protection obligations, so as to ensure that the network is free from interference, damage or unauthorized access, and prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected. Each individual is entitled to require a network operator to delete his or her personal information if he or she finds that collection and use of such information by such operator violate the laws, administrative regulations or the agreement by and between such network operator and such individual; and is entitled to require any network operator to make corrections if he or she finds errors in such information collected and stored by such network operator. Such network operator shall take measures to delete the information or correct the error.

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

According to the Law on Social Insurance of the PRC promulgated by SCNPC on October 28, 2010 and amended on December 29, 2018, and the Regulations on the Administration of Housing Funds promulgated by the State Council on April 3, 1999 and amended on March 24, 2002 and March 24, 2019, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing fund. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation of the PRC, or SAT, become solely responsible for collecting social insurance premiums. On September 1, 2025, the Interpretation (II) of the Supreme People’s Court on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases came into effect. According to this interpretation, among others, where the employer and the employee agree, or the employee promises the employer, that there is no need to make social insurance contributions, the people’s court shall determine that such agreement or promise is invalid. Where the employer fails to make social insurance contributions in accordance with the law, and the employee requests to terminate the labor contract and claim economic compensation in accordance with item (3) of Article 38 of the Labor Contract Law, the people’s court shall uphold such claim.

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

Value-added tax

The Provisional Regulations of the PRC on Value-added Tax or the Interim Regulations were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended in 2008, 2016 and 2017, or the VAT Regulation.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the People’s Republic of China, or the VAT Law, which became effective on January 1, 2026 and replaced the Interim Regulations. The VAT Law, based on consolidating the achievements of reforms such as tax rate adjustments and the replacement of business tax with VAT, systematically optimizes and clarifies core elements including the scope of taxation, calculation rules, collection and management mechanisms, and taxpayer obligations.

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
60%
Beijing Ronglian Guanghui Technology Co., Ltd.
(PRC)
100%
Beijing Ronglian Qimo Technology Co., Ltd.
(PRC)
100%
Ronglian Cloud (Shenzhen) Information Technology Co., Ltd.
(PRC)
100%
Shanghai GuoHeBing Software Technology Co., Ltd.
(PRC)
100%
Beijing Zhuge Yunyou Technology Co., Ltd.
(PRC)
100%
Shenzhen Zhongtian Wangjing Technology Co., Ltd.
(PRC)
Ownership
Contractual Arrangements

(1)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details of our shareholding structure.

(2)	Includes four wholly-owned subsidiaries incorporated in Japan, Philippines, Malaysia and Singapore. We are in the process of dissolving our subsidiary in Philippines as of the date of this annual report.

(3)	As of the date of this annual report, Ronglian Yitong is owned as to 72.1% by Mr. Changxun Sun, our founder and chief executive officer, 26.9% by Mr. Jianhong Zhou, and 1.0% by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.).

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

D. Property, Plant and Equipment

Our principal executive offices are in Beijing, China, where we lease approximately 2,739 square meters of office space that are currently in use. We also maintain other leased offices in cities across China totaling approximately 4,369 square meters that are currently in use. We opened Malaysia office in December 2020, which has approximately 133 square meters of office space. Our Japan office has approximately 274 square meters of office space. In addition, we own approximately 394 square meters of office premises in Shanghai. We believe our existing premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to accommodate our future expansion plans.

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

As of December 31, 2023, 2024 and 2025, we had an active customer base of 8,703, 7,529 and 6,151 enterprises, respectively, among which 121, 114 and 102 were large-enterprise customers, respectively. In 2023, 2024 and 2025, the dollar-based net customer retention rate in relation to solutions we offer on a recurring basis was 85.8%, 74.6% and 76.7%, respectively, and the dollar-based net customer retention rate for active customers was 89.0%, 77.4% and 79.6%, respectively. We served 279, 337 and 339 customers for our project-based solutions in 2023, 2024 and 2025, respectively. Our revenues increased by 0.4% from RMB571.0 million in 2023 to RMB573.6 million in 2024, and decreased by 6.6% to RMB535.7 million (US$76.6 million) in 2025. In 2023, 2024 and 2025, we incurred net loss of RMB412.4 million, RMB146.8 million and RMB238.8 million (US$34.1 million), respectively, and our adjusted EBITDA was RMB405.5 million, RMB225.4 million, and RMB227.4 million (US$32.5 million), respectively. See “—Non-GAAP Financial Measures” for information on how we define and calculate the non-GAAP financial measures as well as a reconciliation of non-GAAP adjusted EBITDA to net loss.

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

Improving customer acquisition, retention and lifetime value

Our results of operations are highly dependent on the total number and the lifetime value of our customers. We have cultivated a large and diverse customer base of enterprises of all sizes and various industries, including internet, telecommunications, financial services, industrial manufacturing and energy. As of December 31, 2023, 2024 and 2025, we had an active customer base of 8,703, 7,529 and 6,151 enterprises, respectively, among which 121, 114 and 102 were large-enterprise customers, respectively. To retain and grow our customer base, we need to predict future market acceptance and customer demand and continue to invest in sales and marketing to penetrate into more industry verticals and second- and lower-tier cities and further promote our brand image and recognition in China’s cloud-based communications industry. We also plan to expand our cross-selling and up-selling efforts to existing customers.

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

Controlling costs and expenses

One of the largest costs we incur during our business operations, particularly for our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis, is service fees paid for telecommunications resources. In 2023, 2024 and 2025, costs paid for telecommunications resources represented 55.0%, 52.0% and 32.3% of our total cost of revenues, respectively. Mobile network operators in China typically adjust the unit prices for resources, such as text messages and voice calls, once every several years based on government recommendations. A sudden adjustment by major mobile network operators would likely negatively affect our results of operations in current contract periods because we may not be able to pass on the impact to our customers as a result of fixed unit resource price throughout the current contract periods. On the other hand, we are generally able to pass on the impact from such unit price adjustment to customers relatively quickly due to our relatively short contract periods, which enable us to adjust our resource usage fees from time to time. Additionally, we may also benefit from the increase in the unit resource price in the long term because such price increase could eliminate weaker market players and strengthen our market leadership position.

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

Key Operating Metrics

	As of/For the Year Ended December 31,
	2023	2024	2025
Number of active customers	8,703	7,529	6,151
Number of large-enterprise customers	121	114	102
Percentage of revenue contribution by large-enterprise customers	67.0%	68.7%	70.1%
Dollar-based net customer retention rate	85.8%	74.6%	76.7%

*	The operating metrics of EliteCRM and Zhuge are included in the operating metrics as of/for the year ended December 31, 2023, 2024, and 2025.

Our dollar-based net customer retention rate increased from 74.6% in 2024 to 76.7% in 2025, primarily driven by the incremental revenues generated from successful cross-selling to our existing customers, which positively offset the respective declines in the retention rates of our CPaaS and cloud-based CC businesses. In 2023, 2024 and 2025, our dollar-based net customer retention rate for active customers was 89.0%, 77.4% and 79.6%, respectively.

We expect that, as the applicable regulatory framework becomes more established, and as we continuously optimize our existing solutions and develop new features and solutions, our dollar-based net customer retention rate will remain stable at a relatively high level.

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

We define non-GAAP net loss as net loss excluding share-based compensation, (gains)/losses from disposal of subsidiaries, net, impairment loss of long-term investments and other operating income. We define adjusted EBITDA as net loss excluding depreciation and amortization, interest income, income tax benefit, share-based compensation, investment income, impairment loss of long-term investments, other operating income, (gains)/losses from disposal of subsidiaries, net, share of (gains)/losses of equity method investments, and foreign currency exchange (gains)/losses, net. We believe that non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. The non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our non-GAAP financial measures to net loss for the years indicated.

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

Net loss	(412,374)	(146,827)	(238,801)	(34,149)
Add:
Share-based compensation	22,239	14,305	13,193	1,887
(Gains)/losses from disposal of subsidiaries, net	—	(403)	1,743	249
Impairment loss of long-term investments	8,011	—	11,145	1,594
Other operating income	—	(49,530)	—	—
Non-GAAP net loss	(382,124)	(182,455)	(212,720)	(30,419)

Net loss	(412,374)	(146,827)	(238,801)	(34,149)
Add:
Depreciation and amortization	8,775	7,634	5,058	723
Interest income	(26,826)	(42,151)	(10,656)	(1,524)
Income tax benefit	(564)	(316)	(820)	(117)
EBITDA:	(430,989)	(181,660)	(245,219)	(35,067)
Adjust:
Share-based compensation	22,239	14,305	13,193	1,887
Investment income	(563)	(11,859)	(10,423)	(1,490)
Impairment loss of long-term investments	8,011	—	11,145	1,594
Other operating income	—	(49,530)	—	—
(Gains)/losses from disposal of subsidiaries, net	—	(403)	1,743	249
Share of (gains)/losses of equity method investments	1,470	(3)	1,638	234
Foreign currency exchange (gains)/losses, net	(5,699)	3,717	513	73
Adjusted EBITDA	(405,531)	(225,433)	(227,410)	(32,520)

Key Components of Our Results of Operations

Revenues

We generate revenue primarily from the sales of our CPaaS, cloud-based CC and cloud-based UC&C solutions. In 2023, 2024 and 2025, our revenues were RMB571.0 million, RMB573.6 million and RMB535.7 million (US$76.6 million), respectively. The following table sets forth the breakdown of our total revenues both in absolute amount and as a percentage of total revenues in the years indicated.

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	136,654	23.9	132,242	23.1	80,927	11,572	15.1
Voice calls	25,958	4.5	35,706	6.2	42,739	6,112	8.0
Jointly-operated CPaaS	15,439	2.7	—	—	—	—	0.0
IoT	13,937	2.4	21,440	3.7	24,931	3,565	4.7
Others	3,423	0.6	18	—	69	10	0.0
Subtotal	195,411	34.2	189,406	33.0	148,666	21,259	27.8
Cloud-based CC
Recurring(1)	179,042	31.4	150,165	26.2	99,917	14,288	18.7
Project	77,919	13.6	117,916	20.6	119,251	17,053	22.3
Subtotal	256,961	45.0	268,081	46.8	219,168	31,341	41.0
Cloud-based UC&C	117,554	20.6	116,079	20.2	162,821	23,282	30.3
Other services	1,098	0.2	—	—	5,054	723	0.9
Total revenues	571,024	100.0	573,566	100.0	535,709	76,605	100.0

(1)	Includes cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees.

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

Our revenues from cloud-based CC solutions primarily consist of seat subscription fees and related resource usage fees, and to a lesser extent, software license fees and related service fees. We charge customers using our cloud-based CC solutions deployed on public cloud a combination of seat subscription fees and related resource usage fees that are determined according to the capacity and number of functional modules embedded as well as the number of texts and call minutes facilitated through our solutions. In 2023, 2024 and 2025, solutions that we offer on a recurring basis generated 69.7%, 56.0% and 45.6% of our revenues from cloud-based CC solutions, respectively. We generally charge customers using our solutions deployed on private cloud software license fees and related customized service fees that are negotiated on a project basis and recognize revenues in accordance with the agreed-upon project milestones. The delivery cycle of our project-based cloud-based CC solutions typically ranges from three to 12 months.

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

Cost of revenues

Our cost of revenues primarily consists of (1) costs paid for telecommunications resources, (2) outsourcing costs, (3) infrastructure and equipment costs, and (4) staff costs related to solution delivery. In 2023, 2024 and 2025, our cost of revenues was RMB366.4 million, RMB362.7 million and RMB389.0 million (US$55.6 million), respectively. The following table sets forth the breakdown of our cost of revenues by nature both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Costs of telecommunications resources	201,683	55.0	188,470	52.0	125,635	17,966	32.3
Outsourcing costs	49,264	13.5	67,794	18.7	105,749	15,122	27.2
Infrastructure and equipment costs	40,011	10.9	33,909	9.3	72,548	10,374	18.7
Staff costs	68,459	18.7	71,388	19.7	83,741	11,975	21.5
Rentals and others	6,958	1.9	1,156	0.3	1,290	184	0.3
Total cost of revenues	366,375	100.0	362,717	100.0	388,963	55,621	100.0

Costs of telecommunications resources represent fees we pay to mobile network operators based on the number of texts and minutes of voice calls we subscribed for. We typically enter into annual contracts with mobile network operators which set forth the unit price for each text message and every minute of voice call. In 2023, 2024 and 2025, costs of telecommunications resources represented the largest portion of our cost of revenues, representing 55.0%, 52.0% and 32.3% of our total cost of revenues, respectively. We also outsource certain parts of the solution delivery and incur outsourcing costs. Infrastructure and equipment costs relate to our use of servers and our purchase of hardware and equipment to support our solutions. Staff costs represent compensation paid to employees who primarily deliver solution customization and perform other services to customers. Rentals and others primarily consist of rental costs related to our leases.

The following table sets forth the breakdown of our cost of revenues by service type both in absolute amount and as a percentage of total cost of revenues in the years indicated.

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS
Text messaging	128,564	35.1	121,444	33.4	62,163	8,889	16.0
Voice calls	24,026	6.6	32,827	9.1	38,705	5,535	10.0
Jointly-operated CPaaS	262	0.1	—	—	—	—	0.0
IoT	—	—	13,536	4	17,316	2,476	4.5
Others	2,754	0.8	—	—	—	—	0.0
Subtotal	155,606	42.6	167,507	46.2	118,184	16,900	30.5
Cloud-based CC
Recurring(1)	86,109	23.5	65,422	18.0	50,755	7,258	13.0
Project	42,997	11.7	62,265	17.2	85,699	12,255	22.0
Subtotal	129,106	35.2	127,687	35.2	136,454	19,513	35.0
Cloud-based UC&C	80,722	22.0	67,523	18.6	128,150	18,325	32.9
Other services	941	0.3	—	—	6,175	883	1.6
Total cost of revenues	366,375	100.0	362,717	100.0	388,963	55,621	100.0

(1)	Includes cloud-based CC solutions deployed primarily on public cloud, for which we charge a combination of seat subscription fees and related resource usage fees.

Gross profit

Our gross profit was RMB204.6 million, RMB210.8 million and RMB146.7 million (US$21.0 million) in 2023, 2024 and 2025, respectively. Our overall gross profit margin was 35.8%, 36.8% and 27.4%, respectively. The following table sets forth a breakdown of our gross profit and gross profit margin.

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
CPaaS	39,805	20.4	21,899	11.6	30,482	4,359	20.5
Cloud-based CC(1)	127,855	49.8	140,394	52.4	82,714	11,828	37.7
Cloud-based UC&C	36,832	31.3	48,556	41.8	34,671	4,957	21.3
Other services	157	14.3	—	—	(1,121)	(160)	(22.2)
Total	204,649	35.8	210,849	36.8	146,746	20,984	27.4

(1)	The gross profit margin for cloud-based CC solutions that we offer on a recurring basis was 51.9%, 56.4% and 49.2% in 2023, 2024 and 2025, respectively.

The gross profit margin of our CPaaS solutions and cloud-based CC solutions that we offer on a recurring basis is primarily affected by the costs of telecommunications resources we paid to mobile network operators, which represented a majority of the costs for these solutions in 2023, 2024 and 2025. See “—Factors Affecting our Results of Operations—Controlling costs and expenses” for details of the impacts.

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

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses	222,538	34.7	177,000	38.6	139,081	19,888	35.4
Selling and marketing expenses	227,543	35.5	187,305	40.9	142,265	20,344	36.3
General and administrative expenses	191,113	29.9	93,916	20.5	111,061	15,882	28.4
Total	641,194	100.0	458,221	100.0	392,407	56,114	100.0

Research and development expenses

Our research and development expenses were RMB222.5 million, RMB177.0 million and RMB139.1 million (US$19.9 million) in 2023, 2024 and 2025, respectively, primarily representing (1) compensation paid to our research and development staff and (2) technology service expenses paid to outsourcing service providers for the development of certain non-core features and functions in cloud-based UC&C solutions.

Selling and marketing expenses

Our selling and marketing expenses were RMB227.5 million, RMB187.3 million and RMB142.3 million (US$20.3 million) in 2023, 2024 and 2025, respectively, primarily representing (1) compensation paid to our sales and marketing staff, (2) our spending on online advertisement and other online promotional events to reach more customers, and (3) participation and organization of offline events to boost our brand image.

General and administrative expenses

Our general and administrative expenses were RMB191.1 million, RMB93.9 million and RMB111.1 million (US$15.9 million) in 2023, 2024 and 2025, respectively, primarily representing (1) compensation paid to our administrative staff and management team, including share-based compensation expenses, (2) professional services fees, rentals and certain administrative expenses, and (3) provision for doubtful accounts.

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

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	571,024	100.0	573,566	100.0	535,709	76,605	100.0
Cost of revenues	(366,375)	(64.2)	(362,717)	(63.2)	(388,963)	(55,621)	(72.6)
Gross profit	204,649	35.8	210,849	36.8	146,746	20,984	27.4
Operating expenses:
Selling and marketing expenses	(227,543)	(39.8)	(187,305)	(32.7)	(142,265)	(20,344)	(26.6)
General and administrative expenses	(191,113)	(33.5)	(93,916)	(16.4)	(111,061)	(15,882)	(20.7)
Other operating income		—	49,530	8.6	—	—	—
Research and development expenses	(222,538)	(39.0)	(177,000)	(30.9)	(139,081)	(19,888)	(26.0)
Total operating expenses	(641,194)	(112.3)	(408,691)	(71.3)	(392,407)	(56,114)	(73.3)
Operating loss	(436,545)	(76.4)	(197,842)	(34.5)	(245,661)	(35,130)	(45.9)
Interest income	26,826	4.7	42,151	7.3	10,656	1,524	2.0
Investment income	563	—	11,859	2	10,423	1,490	2
Share of gains (losses) of equity method investments	(1,470)	(0.3)	3	—	(1,638)	(234)	(0.3)
Impairment loss of long-term investments	(8,011)	(1.4)	—	—	(11,145)	(1,594)	(2.1)
Gains (losses) from disposal of subsidiaries, net		—	403	0.1	(1,743)	(249)	(0.3)
Foreign currency exchange gains (losses), net	5,699	1.0	(3,717)	(0.6)	(513)	(73)	(0.1)
Loss before income taxes	(412,938)	(72.3)	(147,143)	(25.7)	(239,621)	(34,266)	(44.7)
Income tax benefit	564	0.1	316	0.1	820	117	0.2
Net loss	(412,374)	(72.2)	(146,827)	(25.6)	(238,801)	(34,149)	(44.6)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues decreased by 6.6% from RMB573.6 million in 2024 to RMB535.7 million (US$76.6 million) in 2025, primarily due to the following.

●	Revenues from our CPaaS solutions decreased by 21.5% from RMB189.4 million in 2024 to RMB148.7 million (US$21.3 million) in 2025, respectively, primarily due to a 38.8% decrease in revenues generated from our text messaging services from RMB132.2 million in 2024 to RMB80.9 million (US$11.6 million) in 2025, which was primarily due to our strategic adjustment of business, partially offset by a 19.7% increase in revenues generated from our voice calls services from RMB35.7 million in 2024 to RMB42.7 million (US$6.1 million) in 2025, which was primarily due to the increased demands from our customers.

●	Revenues from our cloud-based CC solutions decreased by 18.2% from RMB268.1 million in 2024 to RMB219.2 million (US$31.3 million) in 2025. Our recurring revenues decreased by 33.5% from RMB150.2 million in 2024 to RMB99.9 million (US$14.3 million) in 2025, primarily due to the decreased demands from our customers. Our project-based revenues remained relatively stable at RMB117.9 million in 2024 and RMB119.3 million (US$17.1 million) in 2025.

●	Revenues from our cloud-based UC&C solutions increased by 40.3% from RMB116.1 million in 2024 to RMB162.8 million (US$23.3 million) in 2025, primarily due to our business development and project delivery.

Cost of revenues

Our cost of revenues increased by 7.2% from RMB362.7 million in 2024 to RMB389.0 million (US$55.6 million) in 2025, primarily due to the following.

●	Cost of revenues from our CPaaS solutions decreased by 29.4% from RMB167.5 million in 2024 to RMB118.2 million (US$16.9 million) in 2025, primarily due to (1) a 48.7% decrease in costs related to text messaging from RMB121.1 million in 2024 to RMB62.2 million in 2025 mainly due to the decreased usages of text messages, and (2) a 17.9% increase in costs related to voice call services from RMB32.8 million in 2024 to RMB38.7 million in 2025, which was mainly due to the increased usages of voice calls.

●	Cost of revenues from our cloud-based CC solutions increased by 6.9% from RMB127.7 million in 2024 to RMB136.5 million (US$19.5 million) in 2025, primarily due to (1) a 37.6% increase in cost of revenues from our project-based cloud-based CC solutions from RMB62.3 million in 2024 to RMB85.7 million (US$12.3 million) in 2025 mainly due to the increased infrastructure and equipment costs and outsourcing costs for certain projects that we undertook, and (2) a 22.4% decrease in cost of revenues from our subscription-based cloud-based CC solutions from RMB65.4 million in 2024 to RMB50.8 million (US$7.3 million) in 2025 mainly due to as a result of decreased business scale.

●	Cost of revenues from our cloud-based UC&C solutions increased by 89.8% from RMB67.5 million in 2024 to RMB128.1 million (US$18.3 million) in 2025, primarily due to the increased business scale and the increased percentage of infrastructure and equipment costs and outsourcing costs for certain projects that we undertook.

Gross profit

As a result of the foregoing, our gross profit decreased by 30.6% from RMB210.8 million in 2024 to RMB146.7 million (US$21.0 million) in 2025. Our gross profit margin decreased from 36.8% in 2024 to 27.4% in 2025, primarily due to (1) a lower proportion of revenues generated from our cloud-based CC solutions, which typically have higher profit margins as compared to CPaaS solutions; and (2) the decreased gross profit margin from our cloud-based UC&C solutions and project-based cloud-based CC solutions.

Operating expenses

●	Research and development expenses. Our research and development expenses decreased by 21.4% from RMB177.0 million in 2024 to RMB139.1 million (US$19.9 million) in 2025, primarily due to the decrease in R&D staff expenses resulting from decreases in the headcount of and the compensation level for our R&D personnel.

●	Selling and marketing expenses. Our selling and marketing expenses decreased by 24.0% from RMB187.3 million in 2024 to RMB142.3 million (US$20.3 million) in 2025, primarily due to (1) a 23.7% decrease in staff expenses of RMB27.8 million (US$4.0 million), mainly due to decreases in the headcount of and the compensation level for our sales and marketing personnel, (2) a 27.4% decrease in market development and operational expenses of RMB10.7 million (US$1.5 million), mainly due to our expenses control measures, and (3) a 29.6% decrease in share-based compensation expenses of RMB3.3 million (US$0.5 million), mainly due to a decrease in amortized expenses as the options vested.

●	General and administrative expenses. Our general and administrative expenses increased by 18.3% from RMB93.9 million in 2024 to RMB111.1 million (US$15.9 million) in 2025, primarily due to (1) a 35.4% increase in staff expenses of RMB19.0 million (US$2.7 million), mainly due to increase in headcount of management personnel, partially offset by a 24.6% decrease in professional service fees of RMB6.7 million (US$1.0 million).

●	Other operating income. our operating income decreased by 100% from RMB49.5 million in 2024 to nil in 2025, primarily because we ceased the cooperation with some customers and the advances from the customers will not refund in the future according to the suspension agreements in 2024.

Operating loss

As a result of the foregoing, our operating loss increased by 24.2% from RMB197.8 million in 2024 to RMB245.7 million (US$35.1 million) in 2025.

Other income and expenses

●	Interest income. Our interest income decreased by 74.7% from RMB42.2 million in 2024 to RMB10.7 million (US$1.5 million) in 2025, primarily due to the decreases in average deposits and interest rate.

●	Investment income. Our investment income decreased by 12.1% from RMB11.9 million in 2024 to RMB10.4 million (US$1.5 million) in 2025, primarily due to the decreased realized gain related to short-term investments.

●	Share of losses of equity method investments. We recorded share of gains of equity method investments of RMB3,000 in 2024, and share of losses of equity method investments of RMB1.6 million (US$0.2 million) in 2025, primarily due to the gains (losses) incurred by the equity investees that we invested in.

●	Impairment loss of long-term investments. We incurred impairment loss of long-term investments of nil in 2024 and RMB11.1 million (US$1.6 million) in 2025, primarily due to a non-temporary impairment of the long-term investments.

●	Gains (losses) from disposal of subsidiaries, net. We recorded gains from disposal of subsidiaries of RMB0.4 million in 2024, and losses from disposal of subsidiaries of RMB1.7 million (US$0.2 million) in 2025, primarily due to the disposal of subsidiaries.

●	Foreign currency exchange losses, net. We recorded foreign currency exchange losses of RMB3.7 million in 2024 and RMB0.5 million (US$0.07 million) in 2025, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax benefit

We recorded income tax benefit of RMB0.3 million and RMB0.8 million (US$0.1 million) in 2024 and 2025, respectively.

Net loss

As a result of the foregoing, our net loss increased by 62.6% from RMB146.8 million in 2024 to RMB238.8 million (US$34.1 million) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 0.4% from RMB571.0 million in 2023 to RMB573.6 million in 2024, primarily due to the following.

●	Revenues from our CPaaS solutions decreased by 3.1% from RMB195.4 million in 2023 to RMB 189.4 million in 2024, primarily due to a 37.6% increase in revenues generated from our voice calls services from RMB26.0 million in 2023 to RMB35.7 million in 2024, which was primarily due to business recovery from the impact of COVID-19 pandemic, partially offset by a significant decrease in revenues generated from our jointly-operated CPaaS services from RMB15.4 million in 2023 to nil in 2024 because we terminated the cooperation with respect to one of the communications service platforms jointly operated with mobile network operators in 2023.

●	Revenues from our cloud-based CC solutions increased by 4.3% from RMB257.0 million in 2023 to RMB268.1 million in 2024. Our recurring revenues decreased by 16.1% from RMB179.0 million in 2023 to RMB150.2 million in 2024, primarily due to the decreased demands from our customers. Our project-based revenues increased by 51.3% from RMB77.9 million in 2023 to RMB117.9 million in 2024, primarily due to an increase in the number of projects as a result of our business expansion.

●	Revenues from our cloud-based UC&C solutions decreased by 1.3% from RMB117.6 million in 2023 to RMB116.1 million in 2024, primarily due to the decreased demands from our customers.

Cost of revenues

Our cost of revenues decreased by 1.0% from RMB366.4 million in 2023 to RMB362.7 million in 2024, primarily due to the following.

●	Cost of revenues from our CPaaS solutions increased by 7.6% from RMB155.6 million in 2023 to RMB167.5 million in 2024, primarily due to the increase of RMB 13.5 million in costs related to IOT, as the Company start selling IOT devices in 2024, while there was only IOT services in 2023.

●	Cost of revenues from our cloud-based CC solutions decreased by 1.1% from RMB129.1 million in 2023 to RMB127.7 million in 2024, primarily due to (1) a 44.8% increase in cost of revenues from our project-based cloud-based CC solutions from RMB43.0 million in 2023 to RMB62.3 million in 2024 mainly due to the increased business scale and the increased outsourcing costs for certain projects that we undertook, and (2) a 24.0% decrease in cost of revenues from our subscription-based cloud-based CC solutions from RMB86.1 million in 2023 to RMB65.4 million in 2024 mainly due to the decreased business scale and the decrease in the number of minutes of voice calls that we facilitated through our solutions.

●	Cost of revenues from our cloud-based UC&C solutions decreased by 16.4% from RMB80.7 million in 2023 to RMB67.5 million in 2024, primarily due to the decreased business scale.

Gross profit

As a result of the foregoing, our gross profit increased by 3.0% from RMB204.6 million in 2023 to RMB210.8 million in 2024. Our gross profit margin increased from 35.8% in 2023 to 36.8% in 2024, primarily due to primarily due to a greater portion of revenues generated from our cloud-based CC solutions, which typically have higher profit margins as compared to CPaaS solutions.

Operating expenses

●	Research and development expenses. Our research and development expenses decreased by 20.5% from RMB222.5 million in 2023 to RMB177.0 million in 2024, primarily due to (1) a 24.5% decrease in the R&D staff expenses of RMB43.7 million (US$6.0 million), mainly due to decreases in the headcount of and the compensation level for our R&D personnel, and (2) a 32.0% decrease in lease expenses of RMB2.7 million, which was in line with the reduced R&D headcount.

●	Selling and marketing expenses. Our selling and marketing expenses decreased by 17.7% from RMB227.5 million in 2023 to RMB187.3 million in 2024, primarily due to (1) a 26.2% decrease in staff expenses of RMB41.5 million, mainly due to decreases in the headcount of and the compensation level for our sales and marketing personnel, and (2) a 8.7% decrease in spending on advertising campaigns and marketing activities of RMB3.7 million, mainly due to our expenses control measures..

●	General and administrative expenses. Our general and administrative expenses decreased by 50.9% from RMB191.1 million in 2023 to RMB93.9 million in 2024, primarily due to (1) a 61.4% decrease in the service fees paid to third parties of RMB43.1 million, mainly due to the settlement of the Class Action in 2023, (2) a 16.9% decrease in staff expenses of RMB10.9 million, mainly due to decreases in the headcount of and the compensation level for our management and administrative personnel, (3) a 79.4% decrease in share-based compensation expenses of RMB13.5 million, mainly due to a decrease in amortized expenses as the options vested, and (4) a significant decrease in allowance for doubtful accounts of RMB20.3 million.

●	Other operating income. We recorded other operating income of RMB49.5 million in 2024, as compared to nil in 2023, primarily because we ceased the cooperation with some customers and the advances from the customers will not refund in the future according to the suspension agreements.

Operating loss

As a result of the foregoing, our operating loss decreased from RMB436.5 million in 2023 to RMB197.8million in 2024.

Other income and expenses

●	Interest income. Our interest income increased by 57.1% from RMB26.8 million in 2023 to RMB 42.2 million in 2024, primarily due to an increase in average deposit interest rate and cash and cash equivalent balance denominated in USD.

●	Investment income. We recorded investment income of RMB11.9 million in 2024, as compared to RMB0.6 million in 2023, primarily relating to the increased realized gain related to short-term investments.

●	Share of gains (losses) of equity method investments. We recorded share of losses of equity method investments of RMB1.5 million in 2023, and share of gains of equity method investments of RMB3,000 in 2024, primarily due to the gains (losses) incurred by an equity investee that we invested in.

●	Impairment loss of long-term investments. We incurred impairment loss of long-term investments of nil in 2024, as compared to RMB8.0 million in 2023, primarily due to a non-temporary impairment of the long-term investments in 2023.

●	Gains from disposal of subsidiaries, net. We recorded gains from disposal of subsidiaries of RMB0.4 million in 2024, as compared to nil in 2023, primarily due to we had no disposal in 2023.

●	Foreign currency exchange gains (losses), net. We recorded foreign currency exchange losses of RMB3.7 million in 2024, as compared to foreign currency exchange gains of RMB5.7 million in 2023, primarily due to fluctuations in exchange rate between U.S. dollars and Renminbi.

Income tax benefit

We incurred income tax benefit of RMB0.6 million and RMB0.3 million in 2023 and 2024, respectively.

Net loss

As a result of the foregoing, our net loss decreased by 64.4% from RMB412.4 million in 2023 to RMB146.8 million in 2024.

B. Liquidity and Capital Resources

In 2023, 2024 and 2025, we incurred net loss of RMB412.4 million, RMB146.8 million and RMB238.8 million (US$34.1 million), and our net cash used in operating activities was RMB516.2 million, RMB180.2 million and RMB231.0 million (US$33.0 million) in the same years, respectively. In 2023, 2024 and 2025, no cash provided by/ (used in) financing activities of nil, nil and nil, respectively. In 2023 and 2024, net cash provided by investing activities was RMB351.3 million and RMB460.2 million, respectively, and in 2025, net cash used in investing activities was RMB80.2 million (US$11.5 million).

Based upon service type and our assessment of customers’ credit and ongoing relationships, our payment terms typically range from 60 to 180 days after our customers have been billed. Days sales outstanding, calculated by gross accounts receivable outstanding as of the year end divided by revenues for the year and multiplied by the number of days in such year, were 156 days, 131 days and 158 days for 2023, 2024 and 2025, respectively. Our days sales outstanding decreased from 156 days in 2023 to 131 days in 2024, primarily because we have strengthened the Company’s collection management of accounts receivable. Our days sales outstanding increased from 131 days in 2024 to 158 days in 2025, primarily because we extended payment cycles for large customers to maintain stable customer relationship. We will closely monitor our outstanding accounts receivable and follow up with relevant customers on a continuous basis in order to collect overdue balances.

In December 2021, we obtained secured bank loans of RMB5.5 million (US$0.9 million) from the business acquisition of Zhuge, which were secured by the founder of Zhuge. Such bank borrowings were paid off in full in 2022. As of December 31, 2025, we did not have short-term bank borrowings.

As of December 31, 2025, 74.5% of our cash and cash equivalents were held in China, and 55.1% were held by the VIE and denominated in Renminbi. Although we consolidate the results of the affiliated entities, we do not have direct access to the cash and cash equivalents or future earnings of the affiliated entities. However, a portion of the cash balances of the affiliated entities will be paid to us pursuant to our contractual arrangements with the affiliated entities. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the years indicated.

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

Net cash used in operating activities	(516,202)	(180,240)	(231,019)	(33,037)
Net cash provided by/(used in) investing activities	351,294	460,228	(80,192)	(11,468)
Net cash used in financing activities	—	—	—	—
Effect of foreign currency exchange rate changes on cash	20,092	(11,922)	12,937	1,851
Net increase/(decrease) in cash and restricted cash	(144,816)	268,066	(298,274)	(42,654)
Cash and restricted cash at the beginning of the year	527,265	382,449	650,515	93,023
Cash and restricted cash at the end of the year	382,449	650,515	352,241	50,369

Operating activities

Net cash used in operating activities was RMB231.0 million (US$33.0 million) in 2025, primarily due to net loss of RMB238.8 million (US$34.1 million), adjusted primarily by (1) noncash items including share-based compensation of RMB13.2 million (US$1.9 million), allowance for doubtful accounts of RMB2.8 million (US$0.4 million), depreciation of property and equipment and amortization of intangible assets of RMB5.1 million (US$0.7 million), amortization of right-of-use asset and interest on lease liabilities of RMB2.0 million (US$0.3 million), impairment loss of long-term investments of RMB11.1 million (US$1.6 million), losses from disposal of subsidiaries of RMB1.7 million (US$0.2 million), partially offset by investment income of RMB10.4 million (US$1.5 million), (2) changes in working capital that negatively affected operating cash flow, including an increase in contract assets of RMB24.6 million (US$3.5 million) primarily due to the increased amounts of unbilled work performed for project-based solutions, an increase in accounts receivable of RMB27.0 million (US$3.9 million) primarily due to slower collection from customers, and a decrease in contract liabilities of RMB6.6 million (US$0.9 million) primarily as a result of the decrease in cash received from customers in advance, and (3) changes in working capital that positively affected operating cash flow, including an increase in accounts payable of RMB34.3 million (US$4.9 million) primarily due to our effective management of payments to equipment providers and outsourcing service providers.

Net cash used in operating activities was RMB180.2 million in 2024, primarily due to net loss of RMB146.8 million, adjusted primarily by (1) non-cash items including share-based compensation of RMB14.3 million, a decrease of allowance for doubtful accounts RMB3.9 million, depreciation of property and equipment and amortization of intangible assets of RMB7.6 million, amortization of right-of-use asset and interest on lease liabilities of RMB8.5 million, investment income of RMB 11.9 million, unrealized foreign exchange losses of RMB3.7 million, (2) changes in working capital that negatively affected operating cash flow, including a decrease in accrued expenses and other current liabilities of RMB22.5 million primarily due to our timely payments to third parties, a decrease in contract liabilities of RMB57.1 million primarily as a result of the decrease in cash received from customers, and an increase in contract assets of RMB13.0 million primarily due to the increased amounts to issue invoices to our project based on customers, and (3) changes in working capital that positively affected operating cash flow, including a decrease in accounts receivable of RMB38.6 million primarily due our strengthened collection management of accounts receivable, and an increase in accounts payable of RMB7.8 million primarily due to our effectively management of payments to mobile network operators for telecommunications resources.

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

Investing activities

Net cash used in investing activities was RMB80.2 million (US$11.5 million) in 2025, primarily due to cash paid for term deposits of RMB1,501.8 million (US$214.7 million), cash paid for purchase of short-term investments of RMB434.6 million (US$62.1 million), and cash paid for purchase of long-term investments of RMB12.0 million (US$1.7 million), partially offset by cash received from maturity of term deposits of RMB1,510.2 million (US$216.0 million) and cash received from sale of short-term investments of RMB358.7 million (US$51.3 million).

Net cash provided by investing activities was RMB460.2 million in 2024, primarily due to cash received from maturity of term deposits of RMB1,571.5 million and cash received from sale of short-term investments of RMB357.8 million, partially offset by cash paid for term deposits of RMB1,243.9 million and cash paid for purchase of short-term investments of RMB222.0 million.

Net cash provided by investing activities was RMB351.3 million in 2023, primarily due to cash received from maturity of term deposits of RMB1,308.9 million and cash received from sale of short-term investments of RMB24.7 million, partially offset by cash paid for term deposits of RMB938.5 million and cash paid for purchase of short-term investments of RMB28.2 million.

Financing activities

We did not incur net cash used in or provided by financing activities in 2023, 2024 and 2025, primarily because we possessed sufficient cash and did not engage in any financing activity in those years.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment such as computer, software and office equipment and purchase of intangible assets including software copyrights and telecommunication business licenses. Our capital expenditures were RMB1.8 million, RMB3.2 million and RMB0.8 million (US$0.1 million) in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance.

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

Financial Information Related to the VIE

The following tables present the consolidating schedule of financial information relating to Cloopen Group Holding Limited, or the Parent, consolidated affiliated entities and non-VIE consolidated entities as of and for the years ended December 31, 2023, 2024 and 2025.

Selected consolidated statements of comprehensive loss data

	Year ended December 31, 2023
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Total revenues	—	553,910	45,600	(28,486)	571,024
Cost of revenues	—	(346,257)	(49,906)	29,788	(366,375)
Gross profit	—	207,653	(4,306)	1,302	204,649
Operating expenses	(89,953)	(439,508)	(92,566)	(19,167)	(641,194)
Operating loss	(89,953)	(231,855)	(96,872)	(17,865)	(436,545)
Loss before income taxes	(89,953)	(233,465)	(103,841)	14,321	(412,938)
Net loss	(89,953)	(232,856)	(103,885)	14,320	(412,374)

	Year ended December 31, 2024
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Total revenues	—	563,277	55,685	(45,396)	573,566
Cost of revenues	—	(360,984)	(43,748)	42,015	(362,717)
Gross profit	—	202,293	11,937	(3,381)	210,849
Operating expenses	(32,074)	(222,378)	(103,961)	(50,278)	(408,691)
Operating loss	(32,074)	(20,085)	(92,024)	(53,659)	(197,842)
Loss before income taxes	(32,074)	(33,370)	(89,806)	8,107	(147,143)
Net loss	(32,074)	(33,078)	(89,781)	8,106	(146,827)

	Year ended December 31, 2025
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Total revenues	—	495,463	5,552	34,694	535,709
Cost of revenues	—	(343,066)	(59,609)	13,712	(388,963)
Gross profit	—	152,397	(54,057)	48,406	146,746
Operating expenses	(26,860)	(237,092)	(127,237)	(1,218)	(392,407)
Operating loss	(26,860)	(84,695)	(181,294)	47,188	(245,661)
Loss before income taxes	(26,860)	(83,689)	(131,243)	2,171	(239,621)
Net loss	(26,860)	(82,869)	(131,243)	2,171	(238,801)

Selected consolidated balance sheets data

	As of December 31, 2023
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Total current assets	145,207	509,400	1,142,659	(163,853)	1,633,413
Total non-current assets	1,108,131	213,207	2,264,779	(3,435,442)	150,675
Total assets	1,253,338	722,607	3,407,438	(3,599,295)	1,784,088
Total current liabilities	52,372	2,728,417	22,400	(2,217,187)	586,002
Total non-current liabilities	—	2,799	249	—	3,048
Total liabilities	52,372	2,731,216	22,649	(2,217,187)	589,050
Total shareholders’ equity attributable to Cloopen Group Holding Limited	1,200,966	(2,002,681)	3,384,789	(1,382,108)	1,200,966
Non-controlling interests	—	(5,928)	—	—	(5,928)
Total liabilities and shareholders’ equity	1,253,338	722,607	3,407,438	(3,599,295)	1,784,088

	As of December 31, 2024
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Total current assets	263,126	421,886	805,866	(55,199)	1,435,679
Total non-current assets	993,075	233,663	2,569,349	(3,653,387)	142,700
Total assets	1,256,201	655,549	3,375,215	(3,708,586)	1,578,379
Total current liabilities	181,624	2,655,390	(120,570)	(2,207,841)	508,603
Total non-current liabilities	—	3,173	2,024	—	5,197
Total liabilities	181,624	2,658,563	(118,546)	(2,207,841)	513,800
Total shareholders’ equity attributable to Cloopen Group Holding Limited	1,074,577	(1,993,016)	3,493,761	(1,500,745)	1,074,577
Non-controlling interests	—	(9,998)	—	—	(9,998)
Total liabilities and shareholders’ equity	1,256,201	655,549	3,375,215	(3,708,586)	1,578,379

	As of December 31, 2025
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Total current assets	186,497	490,383	627,861	(68,575)	1,236,166
Total non-current assets	765,636	68,053	2,959,800	(3,653,387)	140,102
Total assets	952,133	558,436	3,587,661	(3,721,962)	1,376,268
Total current liabilities	110,750	2,804,831	(58,790)	(2,316,318)	540,473
Total non-current liabilities	—	2,262	1,599	—	3,861
Total liabilities	110,750	2,807,093	(57,191)	(2,316,318)	544,334
Total shareholders’ equity attributable to Cloopen Group Holding Limited	841,383	(2,239,208)	3,644,852	(1,405,644)	841,383
Non-controlling interests	—	(9,449)	—	—	(9,449)
Total liabilities and shareholders’ equity	952,133	558,436	3,587,661	(3,721,962)	1,376,268

	Year ended December 31, 2023
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Net cash used in operating activities	(133,979)	(184,395)	(197,828)		(516,202)
Net cash used in investing activities	(569,407)	(6,700)	(860,399)	1,787,800	351,294
Net cash provided by financing activities	—	218,926	1,568,874	(1,787,800)	—

	As of December 31, 2024
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Net cash used in operating activities	115,285	46,516	(342,041)	—	(180,240)
Net cash used in investing activities	(486)	(3,216)	35,173	428,757	460,228
Net cash provided by financing activities	—	(4,712)	4,712	—	—

	Year ended December 31, 2025
	Parent	Consolidated affiliated entities	Non-VIE consolidated entities	Inter-company elimination	Group consolidated
	(RMB in thousands)

Net cash used in operating activities	(32,515)	(46,311)	(152,193)	—	(231,019)
Net cash used in investing activities	(185,787)	(12,508)	(25,663)	143,766	(80,192)
Net cash provided by financing activities	—	76,333	(76,333)	—	—

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

Commitments

The following table sets forth our contractual obligations as of December 31, 2025.

			Year Ending December 31,
	Total		2026	2027	2028
	RMB	US$	RMB	RMB	RMB
	(in thousands)
Purchase commitments*	32,159	4,599	31,871	288	—

*	Relates to purchase of software and equipment. The purchase commitments are contracted but not yet reflected in the consolidated financial statements as of December 31, 2025.

Save as disclosed above, we did not have any significant capital or other commitments, long term obligations or guarantees as of December 31, 2025.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview— Intellectual Property.”

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trend, uncertainty, demand, commitment or event for the year of 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

In January 2017, we adopted the 2016 Plan. Under the 2016 Plan, we granted nil, 1,000,000 and nil share options to our directors, officers and employees for 2023, 2024 and 2025, respectively. In January 2021, we adopted the 2021 Plan, under which restricted share units to purchase 11,707,389 Class A ordinary shares have been granted as of the date of this annual report, excluding those repurchased. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for more information in respect of the key terms of the 2016 Plan and the 2021 Plan and the outstanding options granted under such plans as of the date of this annual report. Further, in connection with the acquisition of EliteCRM in March 2021, we issued 2,411,177 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of EliteCRM. In addition, in connection with the acquisition of Zhuge in December 2021, we issued 468,455 Class A ordinary shares in the form of restricted shares as equity awards to certain management members of Zhuge (excluding those repurchased pursuant to performance target adjustments). These restricted shares were issued under a private placement pursuant to an exemption or exclusion from the registration requirements under the Securities Act, subject to certain vesting schedule and forfeiture to the extent any share remains unvested in case of early termination of employment.

The weighted average grant date fair value of the share options granted was nil, US$0.29 and nil for 2023, 2024 and 2025, respectively. The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

Year Ended
December 31, 2025
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

In 2023, 2024 and 2025, we recorded share-based compensation expenses of RMB22.2 million, RMB14.3 million and RMB13.2 million (US$1.9 million) related to our share options, restricted shares, ordinary shares issued to management employees to acquire their equity interests in majority-owned subsidiaries. The following table sets forth the breakdown of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses in the years indicated.

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	3	-	-	-	-	-	-
Research and development expenses	1,660	7.5	(490)	(3.4)	2,013.0	288.0	15.3
Selling and marketing expenses	3,639	16.4	11,314	79.1	7,969.0	1,140.0	60.4
General and administrative expenses	16,937	76.1	3,481	24.3	3,211.0	459.0	24.3
Total	22,239	100.0	14,305	100.0	13,193.0	1,887.0	100.0

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to Hong Kong Special Administrative Region profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate at 8.25%, whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No material provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2023, 2024 and 2025.

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

In February 5, 2026, Mr. Qingsheng Zheng and Mr. Ye Yuan resigned as directors of our company.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Changxun Sun	50	Chief executive officer
Yipeng Li	49	Chief financial officer
Xiegang Xiong	56	Chief product officer and chief technology officer
Cheng Luo	43	Chairman of the board, director and chief executive officer assistant
Pengfei Yuan	43	Director and financial director
Yuanqi Wang	33	Director
Ming Zhao	51	Director
Zi Yang	41	Director
Adam J. Zhao	58	Independent director
Tim Yimin Liu	50	Independent director
Ziguang Gao	44	Independent director

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

Adam J. Zhao has served as our independent director since May 2022. Mr. Zhao currently holds a position as an independent director at Lakeshore Biopharma Co., Ltd (OTCPK: LSBCF). Mr. Zhao served as the chief financial officer and board secretary of PapayaMobile from January 2015 to February 2021. Prior to joining PapayaMobile, Mr. Zhao served as the chief financial officer and board secretary of Country Style Cooking Restaurant Chain Co., Ltd., a prior NYSE-listed company, from January 2012 to November 2014. Prior to that, Mr. Zhao served as a vice president of Ninetowns Internet Technology Group Company Limited, a prior Nasdaq-listed company, from August 2007 to December 2011. From 2004 to 2007, Mr. Zhao was the chief financial officer of Digital Media Group, which was acquired by VisionChina Media Inc., a prior Nasdaq-listed company. Mr. Zhao’s earlier experiences included portfolio management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao also served as an independent director of Jumei International Holding Limited, a prior NYSE-listed company, from 2015 to 2020, and an independent director of eLong, Inc, a prior Nasdaq-listed company, from 2015 to 2018. Mr. Zhao received his bachelor’s degree in economics from Beijing International Studies University in 1989 and his MBA from University of Illinois at Chicago in 2003.

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

B. Compensation

Compensation of Directors and Executive Officers

For 2025, the aggregate cash compensation to directors and executive officers was approximately RMB10.1 million (US$1.4 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiaries, the VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance, as well as housing fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2016 Plan is 29,525,465. As of the date of this annual report, options to purchase an aggregate of 25,967,793 Class A ordinary shares have been granted under the 2016 Plan, excluding those repurchased, among which

●	options to purchase 18,839,902 Class A ordinary shares granted to certain employees were exercised on January 25, 2021, which may be repurchased by our company in case of termination of employment;

●	options to purchase 3,641,438 Class A ordinary shares granted to certain employees were subsequently exercised; and

●	options to purchase 3,486,453 Class A ordinary shares are still outstanding, with exercise prices ranging from US$0.147 to US$0.38 per share.

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

As of the date of this annual report, restricted share units to purchase an aggregate of 12,271,840 Class A ordinary shares are granted under the 2021 Plan, excluding those repurchased, among which (1) restricted share units to purchase 190,656 Class A ordinary shares were exercised, and (2) restricted share units to purchase 12,081,184 Class A ordinary shares are still outstanding.

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

	Class A		Class A
	Ordinary		Ordinary
	Shares		Shares
	Underlying		Underlying
	Outstanding	Exercise Price	Restricted Share		Date of
Name	Options	(US$/Share)	Units	Date of Grant	Expiration(1)
Changxun Sun	-	-	-	-	-
Yipeng Li	-	-	-	-	-
Xiegang Xiong	*	0.38	*	November 30, 2022, January 29, 2024	January 29,2034
Cheng Luo	-	-	*	April 1, 2024	-
Pengfei Yuan	-	-	*	April 1,2024	-
Qingsheng Zheng	-	-	-	-	-
Ye Yuan	-	-	-	-	-
Yuanqi Wang	-	-	-	-	-
Ming Zhao	-	-	-	-	-
Zi Yang	-	-	-	-	-
Adam J. Zhao	-	-	-	-	-
Tim Yimin Liu	-	-	-	-	-
Ziguang Gao	-	-	-	-	-
All directors and executive officers as a group	1,000,000		2,900,000

* Represents less than 1% of our total outstanding shares on an as converted basis.

(1) Not applicable to restricted share units.

As of the date of this annual report, other grantees as a group held options to purchase an aggregate of 2,486,453 Class A ordinary shares, with exercise prices ranging from US$0.147 per share to US$0.38 per share, and restricted shares units to purchase an aggregate of 9,181,184 Class A ordinary shares.

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

Compensation committee

Our compensation committee consists of Mr. Cheng Luo, Mr. Pengfei Yuan and Mr. Adam J. Zhao. Mr. Cheng Luo is the chairman of our compensation committee.

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

D. Employees

As of December 31, 2025, we had a total of 1,008 employees. The following table sets forth the breakdown of our employees as of December 31, 2025 by function.

	Number of
Function	Employees	% of Total
Research and development	234	23.2
Sales and marketing	233	23.1
Project execution	430	42.7
General administration	111	11.0
Total	1,008	100

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

The percentage of beneficial ownership in the table below is calculated based on 342,204,171 ordinary shares, comprising 316,554,332 Class A ordinary shares (excluding treasury shares) and 25,649,839 Class B ordinary shares outstanding as of the date of this annual report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

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

			Total	% of total
			ordinary	ordinary
			shares on	shares on	% of
	Class A	Class B	an as-	an as-	aggregate
	ordinary	ordinary	converted	converted	voting
	shares	shares	basis	basis††	power†††
Directors and Executive Officers†
Changxun Sun(1)	2,000,000	25,649,839	27,649,839	8.08	45.11
Yipeng Li(2)	*	-	*	*	*
Xiegang Xiong(2)	*	-	*	*	*
Cheng Luo(2)	*	-	*	*	*
Pengfei Yuan(2)	*	-	*	*	*
Qingsheng Zheng(3)	-	-	-	-	-
Ye Yuan(3)	-	-	-	-	-
Yuanqi Wang	-	-	-	-	-
Ming Zhao	-	-	-	-	-
Zi Yang	-	-	-	-	-
Adam J. Zhao	*	-	*	*	*
Tim Yimin Liu	-	-	-	-	-
Ziguang Gao	*	-	*	*	*
All directors and executive officers as a group	10,789,978	25,649,839	36,439,817	10.53	46.33
Principal Shareholders:
Main Access Limited(4)	55,677,341	-	55,677,341	16.27	9.72
HSG CV IV Holdco, Ltd and Max Honest Limited(5)	53,580,097	-	53,580,097	15.66	9.35
Trustbridge Partners V, L.P.(6)	38,474,611	-	38,474,611	11.24	6.71
Cloopen Co., Ltd.	-	25,649,839	25,649,839	7.50	44.76

*	Represents less than 1% of our total outstanding shares on an as converted basis.

†	Except as indicated otherwise below, the business address of our directors and executive officers is 16/F, Tower A, Fairmont Tower 33 Guangshun North Main Street, Chaoyang District, Beijing, People’s Republic of China.

††	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†††	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (1) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun, and (2) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under our share incentive plans issued due to exercise of options under the 2016 Plan. The registered address of Cloopen Co., Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Flawless Success Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents Class A ordinary shares held by Flawless Success Limited and Flawless Wisdom Limited, nominees of two employee incentive trusts that hold such shares for and on behalf of the grantees under our share incentive plans, respectively, and Class A ordinary shares the person has the right to acquire within 60 days of the date of this annual report. The registered address of Flawless Success Limited and Flawless Wisdom Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Mr. Qingsheng Zheng and Mr.Ye Yuan ceased to be our directors since February 5, 2026.

(4)	Represents 55,677,341 Class A ordinary shares held by Main Access Limited, a company incorporated in British Virgin Islands, as reported in the Schedule 13G filed with the SEC on February 9, 2022. Main Access Limited is a wholly-owned subsidiary of Turbo Speed Technology Limited, which is a wholly-owned subsidiary of Success Bridge Limited, which is a wholly-owned subsidiary of Hi Sun Technology (China) Limited, a company listed on The Stock Exchange of Hong Kong Limited (Stock Code: 818). There is no ultimate controlling person of Main Access limited. Turbo Speed Technology Limited, Success Bridge Limited and Hi Sun Technology (China) Limited disclaim beneficial ownership of the securities other than to the extent of any pecuniary interest they may have therein. The registered office of Main Access Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	Represents (1) 27,528,456 Class A ordinary shares held by HSG CV IV Holdco, Ltd., a company incorporated in Cayman Islands with limited liability, and (2) 26,051,641 Class A ordinary shares held by Max Honest Limited, as reported in the Schedule 13G filed with the SEC on February 14, 2022. The sole shareholder of HSG CV IV Holdco, Ltd. is HSG CV IV Senior Holdco, Ltd. The sole shareholder of HSG CV IV Senior Holdco, Ltd. is HongShan Capital Venture Fund IV, L.P., the general partner of which is HSG Venture IV Management, L.P., whose general partner is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of HSG CV IV Holdco, Ltd. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The sole shareholder of Max Honest Limited is Beijing HongShan Mingde Equity Investment Center (L.P.), or, Mingde, whose general partner is Beijing HongShan Kunde Investment Management Center (Limited Partnership), or Kunde. The general partner of Kunde is Shanghai Huanyuan Investment Management Limited, or Huanyuan. Huanyuan is wholly owned by Mr. Kui Zhou and Ms. Xin Fu. The investment committee of Mingde, which includes Mr. Neil Nanpeng Shen and Mr. Kui Zhou, manages the decisions taken by Mingde to vote or to direct a vote, or to dispose, or direct the disposition of, the shares held by Mingde. As the management power is vested in the investment committee of which Mr. Neil Nanpeng Shen and Mr. Kui Zhou are members, Mr. Shen and Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Mingde. The registered office of Max Honest Limited is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)	Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P., as reported in the Schedule 13G/A filed with the SEC on February 5, 2024. Trustbridge Partners V, L.P. is a Cayman registered private equity fund. The registered office of Trustbridge Partners V, L.P. is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of the date of this annual report, a total of 136,375,872 Class A ordinary shares are held by one record holder in the United States, which was the Bank of New York Mellon, the depositary of the ADSs, representing approximately 39.85% of our total outstanding shares. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Certain Related Parties

Transactions with certain unconsolidated affiliates

We recorded revenues of RMB0.9 million, RMB0.2 million and RMB0.3 million (US$48,000) from CPaaS services to Shenyang Yunrongxin Technology Co., Ltd, or Shenyang Yunrongxin, in 2023, 2024 and 2025, respectively. Amounts due from Shenyang Yunrongxin were RMB0.4 million and RMB0.5 million (US$70,000) as of December 31, 2024 and 2025, respectively, which were recorded under accounts receivable - a related party, net. In addition, we engaged subsidiaries of Shenyang Yunrongxin for outsourcing services in relation to project development, and recognized cost of revenues of RMB0.3 million, nil and nil in 2023, 2024 and 2025, respectively. Amounts due to Shenyang Yunrongxin were RMB91,000 and RMB0.2 million (US$33,000) as of December 31, 2024 and 2025, respectively, which were recorded under amounts due to related parties.

We recorded revenues of RMB1,000, nil and nil from CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd, or Shenzhen City Yunjitong, in 2023, 2024 and 2025, respectively. Amounts due to Shenzhen City Yunjitong were RMB1,000 and RMBnil, as of December 31, 2024 and 2025, respectively, which were received in advance for CPaaS services and were recorded under amounts due to related parties.

In November 2021, we acquired 20% of the equity interest in Shanghai Keshen Information Technology Co., Ltd, or Shanghai Keshen, and significant influence over it through board representation. Accordingly, we regarded it as one of our related parties since then. We provided cloud-based UC&C services to subsidiaries of Shanghai Keshen. In 2023, 2024 and 2025, we recorded revenues of RMB6,000, nil and nil. We purchased project development services from Shanghai Keshen, which is included in cost of revenues of RMB3.3 million, RMB2.0 million and RMB2.2 million (US$0.3 million) in 2023, 2024 and 2025, respectively. Amounts due from Shanghai Keshen were RMB2.6 million and RMB3.3 (US$0.5 million), which were prepayment of project development services fee as of December 31, 2024 and 2025, respectively. Amounts due to Shanghai Keshen were RMB62,000 and RMB62,000 (US$9,000) as of December 31, 2024 and 2025, respectively, which were recorded under amounts due to related parties.

See note 19 to our consolidated financial statements included elsewhere in this annual report for more information.

Going-Private Proposal

On December 22, 2025, our board of directors received a preliminary non-binding proposal letter (the “Proposal”) from Mr. Changxun Sun, our founder and chief executive officer, and Trustbridge Partners VII, L.P. (collectively, the “Buyer Group”), to acquire all of our outstanding Class A and Class B ordinary shares, including Class A ordinary shares represented by ADSs, that are not already beneficially owned by the Buyer Group or their affiliates, for a purchase price of US0.4940perordinaryshare,orUS2.9641 per ADS, in cash in a going private transaction.

Our board of directors formed a special committee consisting of independent and disinterested directors, Mr. Adam J. Zhao, Mr. Tim Yimin Liu, and Mr. Ziguang Gao, to evaluate and consider the Proposal. The special committee has retained independent financial and legal advisors to assist in this process. As of the date of this annual report, the special committee is continuing its evaluation of the Proposal, and no decisions have been made with respect to our response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed, or that this or any other transaction will be approved or consummated.

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

This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, including:

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders in securities or other persons that elect mark-to-market treatment;

●	partnerships or other pass-through entities and their partners or investors;

●	tax-exempt organizations (including private foundations);

●	investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;

●	investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction;

●	investors holding their ADSs or ordinary shares in connection with a trade or business, fixed place of business, or permanent establishment outside the United States;

●	persons who acquired their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that have a functional currency other than the U.S. dollar;

●	holders of Class B ordinary shares; or

●	investors required to accelerate the recognition of any item of gross income with respect to the ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement.

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

Although the law in this regard is unclear, we treat the affiliated entities, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Based on the market price of the ADSs and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and based on the current and anticipated composition of our income, assets and operations, we believe there is significant risk that we will continue to be treated as a PFIC for future taxable years. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year, as our status as a PFIC is a fact-intensive determination made on an annual basis.

The determination of whether we were, are or will be a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income (which may differ from our historical results and current projections) and assets. Fluctuations in the market price of the ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time-to-time (which may be volatile).

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

Dividends

Subject to the PFIC rules described below, any cash distributions (including constructive distributions and the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from U.S. corporations.

Under current law, a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are currently quoted and tradeable on the OTC market, which we do not believe is considered to be an established securities market in the United States, and therefore we do not believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, dividends that we pay on our ordinary shares that are not backed by ADSs will not meet the conditions required for the reduced tax rate. Regardless, as discussed above under “—Passive foreign investment company considerations,” we believe we were classified as a PFIC for our taxable year ended December 31, 2025. Accordingly, we do not expect that dividends paid on the ADSs or ordinary shares will meet the conditions required for such reduced tax rates.

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

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Gain or loss from the disposition of the ADSs or ordinary shares will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may be able to elect to treat such gain as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. A U.S. Holder that is not eligible for the benefits of the United States-PRC income tax treaty or that fails to treat any such gain as PRC-source would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

As discussed above, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and there is a risk that we will continue to be treated as a PFIC for future taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC at any time when a U.S. Holder holds the ADSs or ordinary shares we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares even if we cease to be a PFIC. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election (described below), such U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election, a “Purging Election”, to recognize gain in the manner described above as if the ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. In addition, for a U.S. Holder making such an election, a new holding period would be deemed to begin for the ADSs or ordinary shares for purposes of the PFIC rules. After the Purging Election, the ADSs or ordinary shares with respect to which the Purging Election was made will not be treated as shares in a PFIC, and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares, unless we subsequently become a PFIC. The rules dealing with the Purging Election are very complex, and each U.S. Holder should consult its tax advisers regarding the possibility and considerations of making a Purging Election.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration Risk

No customers individually represented greater than 10.0% of our total revenues in 2023, 2024 and 2025. Two suppliers represented 14.7% and 13.4% of our total purchases in 2023, respectively. One of our suppliers represented 19.6% of our total purchases in 2024. No supplier represented greater than 10.0% of our total purchases in 2025.

Two of our customers represented 15.4% and 13.8% of our total accounts receivable, net including related party amounts and contract assets as of December 31, 2023, respectively. One customer represented 16.6% of our total accounts receivable, net including related party amounts and contract assets as of December 31, 2024. Two of our customers represented 13.2% and 11.6% of such balance as of December 31, 2025, respectively.

Two of our suppliers represented 14.7% and 11.3% of our total accounts payable as of December 31, 2023, respectively. Two of our suppliers represented 13.3% and 12.4% of our total accounts payable as of December 31, 2024, respectively. One of our suppliers represented 14.1% of our total accounts payable as of December 31, 2025.

One customer represented 10.2% of our total contract liabilities as of December 31, 2023. No customers of us individually represented greater than 10.0% of our total contract liabilities as of December 31, 2024. One customer represented 13.0% of our total contract liabilities as of December 31, 2025.

One supplier individually represented 21.0% of our prepayments and other current assets excluding related party amounts as of December 31, 2023. Two of our suppliers represented 20.8% and 10.8% of our prepayments and other current assets excluding related party amounts as of December 31, 2024, respectively. One supplier represented 23.6% of such balance as of December 31, 2025.

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, restricted cash, term deposits, short-term investments and accounts receivable. The total amount of these financial instruments was RMB1,285 million and RMB1,063 million (US$152 million) as of December 31, 2024 and 2025, respectively. Our investment policy requires cash, restricted cash, term deposits and short-term investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. We regularly evaluate the credit standing of the counterparties or financial institutions.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2025, we did not receive any reimbursement from the depositary.

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

As of the date of this annual report, we used approximately US$ 223.2 million of the net proceeds received from our initial public offering to fund our strategic investments and acquisitions, enhancement and upgrade of our existing solutions and introduction of new ones, investment in technologies and working capital and general corporate purposes. We intend to use the remainder of the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of December 31, 2025.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective due to the outstanding material weaknesses detailed under the below section.

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

As required by Section 404 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was ineffective due to the material weaknesses identified below.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (1) insufficient accounting personnel with appropriate U.S. GAAP knowledge for accounting of complex transactions, presentation and disclosure of financial statements in accordance with U.S. GAAP and SEC reporting requirements, (2) inadequate rigorous implementation of controls over financial closing policies and procedures, (3) lack of sufficient procedures on recognizing revenue on a gross basis or a net basis, (4) insufficient controls and reporting procedures on monitoring the past due status of customer to assess the revenue recognition and provision of accounts receivable, (5) insufficient due diligence, monitoring and review controls in the long-term investment procedures.

To remedy the identified material weaknesses, we have begun to, and will continue to, improve our internal control over financial reporting, including, among others: (1) conducting ongoing U.S. GAAP accounting and financial reporting training for our accounting and financial reporting personnel; (2) refining guidance and manuals for financial close policies and procedures, and improving the quality and accuracy of the period-end financial close process—with a specific focus on key areas including gross versus net revenue recognition and monitoring of accounts receivable past-due status (to assess the reasonableness of revenue recognition and the adequacy of the allowance for doubtful accounts). These revised documents have been approved by management and are being rolled out gradually; (3) engaging an external vendor to perform milestone-based tracking and monitoring of project collections to facilitate accounts receivable recovery and management; (4) the Company has launched the Project Management System (PMS) and other related systems developed by external service providers. Most of the functionalities were officially implemented in 2025, and all remaining functionalities have been fully developed and will be successively launched in 2026 upon completion of rigorous user acceptance testing. Because such remedial measures had not been fully implemented as of December 31, 2025, our management concluded that the material weaknesses still existed as of the date of this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ARK Pro CPA & Co, our incumbent independent registered public accounting firm headquartered in Hong Kong, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Audit fees*	6,280	6,004	7,483	1,070

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)
2.1	Registrant’s Specimen American Depositary Receipt (to reflect the ADS ratio change effected on March 15, 2023) (incorporated by reference to Exhibit 2.1 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.3	Deposit Agreement dated February 8, 2021, by and among the Registrant, the depositary and the owners and holders of American depositary shares issued thereunder (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on May 10, 2021)
2.4	The Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated as of November 13, 2020 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.5	The Sixth Amended and Restated Right of First Refusal and Co-sale Agreement between the Registrant and other parties thereto dated as of November 13, 2020(incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
2.6	Description of Securities (incorporated by reference to Exhibit 2.6 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on March 24,2025)
4.1	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.2	2021 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.4	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.5	Amended and Restated Exclusive Business Cooperation Agreement between Anxun Guantong (Beijing) Technology Co., Ltd. and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No.333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.6	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.7	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co.,Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.8	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co.,Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.9	Share Pledge Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing Hongshan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.10	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.11	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Changxun Sun, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of August 28, 2019 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.12	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Jianhong Zhou, and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of March 28, 2019 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.13	Exclusive Option Agreement among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing Hongshan Shengde Equity Investment Center (Limited Partnership), and Beijing Ronglian Yitong Information Technology Co., Ltd. dated as of November 3, 2020 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.14	Power of Attorney issued by Dazi Heye Investment Management Co., Ltd. (formerly known as Lhasa Heye Investment Management Co., Ltd.) dated as of August 28, 2019 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.15	Power of Attorney issued by Changxun Sun dated as of August 28, 2019 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.16	Power of Attorney issued by Jianhong Zhou dated as of March 28, 2019 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.17	Power of Attorney issued by Beijing Hongshan Shengde Equity Investment Center (Limited Partnership) dated as of November 3, 2020 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.18	Spousal Consent Letter issued by the spouse of Changxun Sun dated as of August 28, 2019 incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)

4.19	Series F Preferred Share Purchase Agreement between the Registrant and other parties thereto dated as of November 4, 2020 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.20	Warrant to Purchase Series F Preferred Shares of the Registrant, dated as of November 13, 2020 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
4.21	Termination Agreement in respect of the Current Contractual Agreements among Anxun Guantong (Beijing) Technology Co., Ltd., Beijing HongShan Shengde Equity Investment Center (Limited Partnership) and Bejing Ronglian Yitong Information Technology Co., Ltd. dated as of January 5, 2024 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on February 27, 2024)
8.1	List of Principal Subsidiaries and Affiliated Entities of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (File No.001-40004) filed with the SEC on March 24, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-252205) initially filed with the SEC on January 19, 2021, as amended)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (File No. 001-40004) filed with the SEC on August 27,2024)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of CM Law Firm
15.3*	Consent of ARK Pro CPA & Co
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: May 8, 2026

CLOOPEN GROUP HOLDING LIMITED

To the Shareholders and Board of Directors

Cloopen Group Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cloopen Group Holding Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

Hong Kong, China

May 8, 2026

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		December 31,
	Notes	2024	2025
		RMB	RMB	US$
ASSETS
Current assets
Cash	4	640,119	324,134	46,351
Restricted cash	4	10,396	28,107	4,019
Term deposits	2(i)	222,783	211,463	30,239
Short-term investments	14	291,280	359,734	51,441
Accounts receivable – third parties, net	5	120,374	139,651	19,970
Accounts receivable – a related party, net	5,19	389	488	70
Contract assets	17	27,752	57,290	8,192
Amounts due from a related party	19	2,590	3,345	478
Prepayments and other current assets	6	119,996	111,954	16,009
Total current assets		1,435,679	1,236,166	176,769
Non-current assets
Long-term investments	7	54,052	53,269	7,617
Property and equipment, net	8	8,173	6,088	871
Operating lease right-of-use assets	9	10,800	14,122	2,019
Intangible assets, net	10	11,609	9,271	1,326
Goodwill	11	54,427	54,427	7,783
Other non-current assets		3,639	2,925	418
Total non-current assets		142,700	140,102	20,034
Total assets		1,578,379	1,376,268	196,803
LIABILITIES AND SHAREHOLDERS’ EUQITY
Current liabilities
Accounts payable		95,485	129,831	18,566
Contract liabilities	17	306,112	299,483	42,825
Operating lease liabilities-current	9	5,843	8,093	1,157
Amounts due to related parties	19	154	391	56
Accrued expenses and other current liabilities	12	101,009	102,675	14,682
Total current liabilities		508,603	540,473	77,286
Non-current liabilities
Operating lease liabilities-non current	9	4,731	3,785	541
Deferred income tax liabilities	15	466	76	11
Total non-current liabilities		5,197	3,861	552
Total liabilities		513,800	544,334	77,838
Commitments and contingencies (Note 18)
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (US$0.0001 par value, 600,000,000 shares authorized, 309,105,485 and 317,606,141 shares issued as of December 31, 2024 and 2025, and 308,053,676 and 316,554,332 shares outstanding as of December 31, 2024 and 2025, respectively)		195	195	28
Class B Ordinary Shares (US$0.0001 par value, 25,649,839 shares authorized, issued and outstanding as of December 31, 2024 and 2025; each Class B ordinary share is convertible into one Class A ordinary share)		17	17	2
Additional paid-in capital		11,225,945	11,239,347	1,607,205
Treasury stock		(120,899)	(120,899)	(17,288)
Accumulated other comprehensive loss		(56,362)	(63,608)	(9,096)
Accumulated deficit		(9,974,319)	(10,213,669)	(1,460,535)
Total shareholders’ Equity attributable to Cloopen Group Holding Limited		1,074,577	841,383	120,316
Non-controlling interests		(9,998)	(9,449)	(1,351)
Total shareholders’ Equity		1,064,579	831,934	118,965
Total liabilities and shareholders’ equity		1,578,379	1,376,268	196,803

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		Year ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$
Revenues (including related parties amounts of RMB 919, RMB 163 and RMB 337 for the years ended December 31,2023, 2024 and 2025, respectively)	17,19	571,024	573,566	535,709	76,605
Cost of revenues (including related parties amounts of RMB 3,623, RMB 1,981 and RMB 2,161 for the years ended December 31, 2023, 2024 and 2025, respectively)	19	(366,375)	(362,717)	(388,963)	(55,621)
Gross profit		204,649	210,849	146,746	20,984
Operating expenses:
Selling and marketing expenses		(227,543)	(187,305)	(142,265)	(20,344)
General and administrative expenses		(191,113)	(93,916)	(111,061)	(15,882)
Other operating income		-	49,530	-	-
Research and development expenses	19	(222,538)	(177,000)	(139,081)	(19,888)
Total operating expenses		(641,194)	(408,691)	(392,407)	(56,114)

Operating loss		(436,545)	(197,842)	(245,661)	(35,130)
Interest income		26,826	42,151	10,656	1,524
Investment income		563	11,859	10,423	1,490
Share of gains (losses) of equity method investments	7	(1,470)	3	(1,638)	(234)
Impairment loss of long-term investments	7	(8,011)	-	(11,145)	(1,594)
Gains (losses) from disposal of subsidiaries, net		-	403	(1,743)	(249)
Foreign currency exchange gains (losses), net		5,699	(3,717)	(513)	(73)
Loss before income taxes		(412,938)	(147,143)	(239,621)	(34,266)
Income tax benefit	15	564	316	820	117
Net loss		(412,374)	(146,827)	(238,801)	(34,149)
Net income (loss) attributable to non-controlling interests		(2,652)	(4,070)	549	79
Net loss attributable to Cloopen Group Holding Limited		(409,722)	(142,757)	(239,350)	(34,228)
Net loss attributable to ordinary shareholders		(409,722)	(142,757)	(239,350)	(34,228)

Net loss		(412,374)	(146,827)	(238,801)	(34,149)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes		21,286	965	(7,246)	(1,036)
Total other comprehensive income (loss)		21,286	965	(7,246)	(1,036)

Comprehensive loss		(391,088)	(145,862)	(246,047)	(35,185)
Comprehensive income (loss) attributable to non-controlling interests		(2,652)	(4,070)	549	79
Comprehensive loss attributable to Cloopen Group Holding Limited		(388,436)	(141,792)	(246,596)	(35,264)

Net loss per ordinary share
—Basic and diluted	16	(1.27)	(0.44)	(0.74)	(0.11)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	16	321,945,825	322,945,205	323,149,126	323,149,126

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

CLOOPEN GROUP HOLDING LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity attributable to Cloopen Group Holding Limited	Non- controlling interests	Total shareholders’ equity
		Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025		311,079,423	195	25,649,839	17	(120,899)	11,225,945	(56,362)	(9,974,319)	1,074,577	(9,998)	1,064,579
Exercise option		4,263,171	-	-	-	-	240	-	-	240	-	240
Change in the ownership interest in the subsidiaries		-	-	-	-	-	(31)	-	-	(31)	-	(31)
Net loss		-	-	-	-	-	-	-	(239,350)	(239,350)	549	(238,801)
Share-based compensation	13	-	-	-	-	-	13,193	-	-	13,193	-	13,193
Foreign currency translation adjustment, net of nil income taxes		-	-	-	-	-	-	(7,246)	-	(7,246)	-	(7,246)
Balance as of December 31, 2025		315,342,594	195	25,649,839	17	(120,899)	11,239,347	(63,608)	(10,213,669)	841,383	(9,449)	831,934
Balance as of December 31, 2025—US$		-	28	-	2	(17,288)	1,607,205	(9,096)	(1,460,535)	120,316	(1,351)	118,965

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Operating activities:

Net loss	(412,374)	(146,827)	(238,801)	(34,149)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for doubtful accounts	16,456	(3,875)	2,802	401
Share-based compensation	22,238	14,304	13,193	1,887
Depreciation of property and equipment and amortization of Intangible assets	8,775	7,634	5,058	723
Amortization of right-of-use asset and interest on lease liabilities	4,516	8,468	2,016	288
Deferred tax benefit	(429)	(390)	(390)	(56)
Share of (gains) losses of equity method investments	1,470	(3)	1,638	234
Impairment loss of long-term investments	8,011	-	11,145	1,594
Loss from disposal of property and equipment	66	63	120	17
Investment income	(563)	(11,859)	(10,423)	(1,490)
Losses (gains) from disposal of subsidiaries, net	-	(403)	1,743	249
Unrealized foreign exchange (gains) losses	(5,699)	3,717	513	73
Changes in operating assets and liabilities, net of effect of disposal of subsidiaries:
Accounts receivable - third parties, net	(28,125)	38,573	(26,984)	(3,859)
Accounts receivable - a related party, net	(724)	34	(179)	(26)
Contract assets	26,675	(13,015)	(24,554)	(3,511)
Amounts due from a related party	(3,245)	760	(755)	(108)
Prepayments and other current assets	(1,326)	1,726	6,299	901
Operating lease right-of-use assets	(2,166)	(5,276)	(5,338)	(763)
Other non-current assets	1,052	(111)	714	102
Accounts payable	(34,395)	7,756	34,346	4,911
Contract liabilities	3,427	(57,116)	(6,629)	(948)
Amounts due to related parties	(575)	(51)	237	34
Operating lease liabilities	(4,146)	(1,890)	1,304	186
Other non-current liabilities	3,063	-	-	-
Accrued expenses and other current liabilities	(118,184)	(22,459)	1,906	273
Net cash used in operating activities	(516,202)	(180,240)	(231,019)	(33,037)
Investing activities:
Cash paid for business combination	(8,915)	-	-	-
Cash paid for purchase of property and equipment	(807)	(2,892)	(787)	(113)
Cash paid for purchase of intangible assets	(952)	(328)	(44)	(6)
Cash paid for purchase of long-term investments	(5,000)	-	(12,000)	(1,716)
Cash received from sale of short-term investments	24,663	357,825	358,732	51,298
Cash paid for purchase of short-term investments	(28,187)	(222,036)	(434,551)	(62,140)
Cash received from disposal of property and equipment	15	4	30	4
Cash paid for term deposits	(938,458)	(1,243,877)	(1,501,761)	(214,749)
Cash received from maturity of term deposits	1,308,935	1,571,532	1,510,189	215,954
Net cash provided by/ (used in) investing activities	351,294	460,228	(80,192)	(11,468)
Financing activities:
Net cash provided by financing activities	-	-	-	-
Effect of foreign currency exchange rate changes on cash	20,092	(11,922)	12,937	1,851
Net increase/(decrease) in cash and restricted cash	(144,816)	268,066	(298,274)	(42,654)
Cash and restricted cash at the beginning of the year	527,265	382,449	650,515	93,023
Cash and restricted cash at the end of the year	382,449	650,515	352,241	50,369
Supplemental information
Income tax paid	93	11	22	3
Income tax refund		(774)	(20)	(3)

The accompanying notes are an integral part of these consolidated financial statements.

CLOOPEN GROUP HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

3) Equity Pledge Agreement

An Equity Pledge Agreement was entered into by and among Anxun Guantong, Ronglian Yitong and equity holders of Ronglian Yitong. To guarantee payment from Ronglian Yitong, including but not limited to the service fee pursuant to the Exclusive Business Cooperation Agreement, and the performance of Ronglian Yitong and the nominee equity holders’ obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Powers of Attorney, the equity holders of Ronglian Yitong pledged their respective equity in Ronglian Yitong to Anxun Guantong under the Equity Pledge Agreement as collateral. In the event Ronglian Yitong fails to pay Anxun Guantong its service fee, Anxun Guantong will have the right to sell the pledged equity and apply the proceeds received to pay any outstanding service fees due by Ronglian Yitong to Anxun Guantong. The equity holders of Ronglian Yitong agree that, during the term of the Equity Pledge Agreement, they will not dispose of the pledged equity or create or allow any encumbrance on the pledged equity, and they also agree that Anxun Guantong’s rights relating to the equity pledges shall not be prejudiced by any legal actions of the equity holders of Ronglian Yitong, their successors or their designees. Except that the pledge of approximately 1.55% of the equity interests of VIE is subject to the registration in compliance with the PRC Property Rights Law, the equity pledge was registered with the relevant local administration for industry and commerce in October 2019 and may only be terminated upon the fulfillment of all contractual obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and Powers of Attorney. During the term of the Equity Pledge Agreement, Anxun Guantong is entitled to receive dividends attributable to the pledged Ronglian Yitong equity.

4) Exclusive Option Agreement

Each of the equity holders of Ronglian Yitong entered into an Exclusive Option Agreement with Anxun Guantong, and Ronglian Yitong, pursuant to which the equity holders of Ronglian Yitong granted Anxun Guantong or other person upon the designation by Anxun Guantong, an irrevocable and exclusive option to purchase, at its discretion and to the extent permitted under the PRC law, all or part of the equity holders’ interests in Ronglian Yitong at the lowest price that the PRC law permits at the time unless a valuation of the equity is required by the PRC law. The equity holders of Ronglian Yitong commit that without the prior written consent of Anxun Guantong, the equity holders of Ronglian Yitong will not, among other things, (1) change or amend the Memorandum and Articles of Association, increase or decrease Ronglian Yitong’s registered capital, change its structure of registered capital in other manners; (2) sell, transfer, mortgage or dispose of in any manner any assets of Ronglian Yitong or legal or beneficial interest in the business or revenue of Ronglian Yitong, or allow the encumbrance thereon of any security interest; (3) incur, inherit, guarantee or suffer the existence of any debt, except for (i) debts incurred in the ordinary course of business other than through loans and (ii) debts disclosed to Anxun Guantong for which Anxun Guantong’s written consent has been obtained; (4) providing any person with any loan or credit or guarantee in any form; (5) cause or permit Ronglian Yitong to merge, consolidate with, acquire or invest in any person, and/or sell permit Ronglian Yitong to sell assets with a value of over RMB500,000; (6)in any manner distribute dividends to its shareholders; (7) create any pledge or encumbrance on their equity interests in Ronglian Yitong; (8) transfer or otherwise dispose of their equity interests in Ronglian Yitong and its equity holders shall appoint those individuals recommended by Anxun Guantong as directors of Ronglian Yitong. Ronglian Yitong shall provide operating and financial information to the Company at the request of Anxun Guantong and ensure the continuance of the business. The Exclusive Option Agreement will remain effective until all equity interests in Ronglian Yitong held by its equity holders are transferred or assigned to the Company or its designee. Ronglian Yitong and its equity holders shall not have any right to terminate the Exclusive Option Agreement.

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

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2024 and 2025, and consolidated revenues, net loss and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements:

	December 31,
	2024	2025
	RMB	RMB
Cash	139,299	159,481
Restricted cash	10,396	7,727
Accounts receivable - third parties, net	112,705	133,813
Accounts receivable - related parties, net*	49,603	51,573
Contract assets	27,752	57,290
Amounts due from related parties	8,575	20,835
Prepayments and other current assets	73,556	59,664
Total current assets	421,886	490,383
Long-term investments	54,052	53,269
Property and equipment, net	6,759	5,029
Operating lease right-of-use assets	6,856	9,214
Intangible assets, net	11,507	9,076
Goodwill	54,427	54,427
Other non-current assets	2,949	2,533
Total assets	558,436	623,931
Accounts payable	84,134	116,020
Contract liabilities	299,010	299,279
Amounts due to related parties**	2,207,995	2,316,709
Operating lease liabilities-current	3,930	5,574
Accrued expenses and other current liabilities	60,321	67,249
Total current liabilities	2,655,390	2,804,831
Operating lease liabilities-non current	2,707	2,186
Deferred income tax liabilities	466	76
Total liabilities	2,658,563	2,807,093

*	Accounts receivable-related parties, net includes accounts receivable, net due from the Company and its subsidiaries, which are eliminated upon consolidation, and accounts receivable, net due from one of the Company’s shareholders and other related parties of RMB389 and RMB488 as of December 31, 2024 and 2025.

**	Amounts due to related parties include amounts due to the Company and its subsidiaries, which are eliminated upon consolidation, and amounts due to one of the Company’s shareholders and other related parties of RMB154 and RMB391 as of December 31, 2024 and 2025.

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues	553,910	563,277	495,463
Net loss	(232,856)	(33,078)	(82,869)
Net cash provided by/ (used in) operating activities	(184,395)	46,516	(46,311)
Net cash used in investing activities	(6,700)	(3,216)	(12,508)
Net cash provided by/ (used in) financing activities	218,926	(4,712)	76,333
Net increase in cash and restricted cash	27,831	38,588	17,514
Cash and restricted cash at the beginning of the year	83,275	111,106	149,694
Cash and restricted cash at the end of the year	111,106	149,694	167,208

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for restricted cash of RMB10,396 and RMB7,727 as of December 31, 2024 and 2025, respectively. The creditors of VIEs do not have recourse to the general credit of WFOE.

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

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2025:

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

(d) Convenience Translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9931, representing the noon buying rate in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

(g) Cash

Cash consists of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31,
	2024	2025
	RMB	RMB
Cash balances include deposits in: Financial institutions in the mainland of the PRC
—Denominated in Renminbi (“RMB”)	257,829	217,384
—Denominated in US$	160,963	24,162
Total cash balances held at mainland PRC financial institutions	418,792	241,546
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”)
—Denominated in US$	180,551	-
— Denominated in Renminbi (“RMB”)	-	45,973
Total cash balances held at HKSAR financial institutions	180,551	45,973
Financial institutions in Japan
—Denominated in Japanese Yen	25,265	18,450
— Denominated in United Stated Dollars (“USD”)	11,030	10,570
Total cash balances held at Japan financial institutions	36,295	29,020
Financial institutions in Malaysia
—Denominated in Malaysian Ringgit	842	463
—Denominated in US$	77	174
Total cash balances held at Malaysia financial institutions	919	637
Financial institutions in Singapore
—Denominated in SGD	1,978	2,202
— Denominated in United Stated Dollars (“USD”)	1,166	4,756
Total cash balances held at Singapore financial institutions	3,144	6,958
Financial institutions in Korean
— Denominated in Korean Won (“KRW”)	362	-
— Denominated in United Stated Dollars (“USD”)	49	-
Total cash balances held at Korean financial institutions	411	-
Financial institutions in Mexico
— Denominated in United Stated Dollars (“USD”)	7	-
Total cash balances held at Korean financial institutions	7	-
Total cash balances held at financial institutions	640,119	324,134
Total cash balances	640,119	324,134

The bank deposits, including term deposits, with financial institutions in the mainland of the PRC and Japan are insured by the government authorities up to RMB500 and JPY10,000, respectively. The bank deposits including term deposits are insured by the government authorities with amounts up to RMB20,422 and RMB21,177 as of December 31, 2024 and 2025, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and Japan with acceptable credit rating.

(h) Restricted cash

Cash balances that have restrictions as to withdrawal or usage are considered restricted cash. Restricted cash that will be released to cash within the next 12 months is classified as current asset, while the balance restricted for use longer than one year is classified as non-current asset on the consolidated balance sheets.

(i) Term deposits

Term deposits represent deposits at banks with original maturities more than three months but less than one year. The Group’s term deposits were denominated in US$ and were deposited at financial institutions in the mainland of the PRC with the interest rate of 4.72%, and 3.05% per annum as of December 31, 2024 and 2025, respectively.

Term deposits maintained at financial institutions consist of the following:

	2024	2025
	RMB	RMB
US$ denominated bank deposits with financial institutions in the PRC	222,783	211,463

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

Financial assets and liabilities of the Group primarily consist of cash, restricted cash, term deposits, short-term investments, accounts receivable - third parties, net, accounts receivable – a related party, net, other receivables included in prepayments and other current assets, long-term investment, amounts due from a related party, accounts payable, contract liabilities, amounts due to related parties, and other payables included in accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on prices per units quoted by issuers and are categorized in Level 2 of the fair value hierarchy.

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

We recognize the incremental costs of obtaining contracts as selling, general and administrative expenses when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less. Assets recognized for costs to obtain a contract were not material as of December 31, 2025. Costs to fulfill a contract are recorded as assets if they relate directly to a contract or a specific anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in the future and the costs are expected to be recovered. Costs to fulfill a contract recognized as assets primarily consist of labor and materials costs and generally relate to engineering and set-up costs incurred prior to the satisfaction of performance obligations. Assets recognized for costs to fulfill a contract are included in the “Prepaid expenses and other current assets” line of the consolidated balance sheets and were not material as of December 31, 2025. Such assets are recognized as expenses as we transfer the related goods or services to the customer. All other costs to fulfill a contract are expensed as incurred.

As of December 31, 2025, there were no material amounts of remaining performance obligations that are required to be disclosed. As permitted by ASC 606, we have elected not to disclose information about remaining performance obligations where i) the performance obligation is part of a contract that has an original expected duration of one year or less or ii) when we recognize revenue from the satisfaction of the performance obligation in accordance with the right-to-invoice practical expedient.

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

The Company also provides services as an agent in provision of CPaaS platforms to customers. The Company identified one performance obligation and recognized the revenues, on a monthly basis, at the amount equal to the difference between the amount charged to the customers and the amount charged by telecommunication operators. The net amount of revenue from services as an agent was RMB16 million, RMB15 million and RMB11 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(u) Research and Development Expenses

Research and development expenses mainly consist of payroll and related costs for employees involved in researching in the field of cloud communication, and outsourced design expenses as well as expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Research and development expenses are expensed as incurred in accordance with ASC 730 amounted to RMB222,538, RMB177,000 and RMB139,081 for the years ended December 31, 2023, 2024 and 2025, respectively.

(v) Selling and Marketing Expenses

Selling and marketing expenses mainly consist of advertising expenses, promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. Advertising expenses are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2023, 2024 and 2025, the advertising expenses were RMB42,885, RMB39,154 and RMB28,433 respectively.

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

(y) Employee Benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in the PRC participate in a government mandated, multi-employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by the subsidiary of Japan. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB86,198, RMB65,998 and RMB64,390 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Company adopts ASC740 to account for uncertainty in income taxes. ASC740 clarifies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

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

(cc) Concentration and Risk

Concentration of customers and suppliers

No customers individually represent greater than 10.0% of total revenues of the Group during the years ended December 31, 2023, 2024 and 2025.

Two supplier represents 14.7% and 13.4% of total purchases of the Group during the year ended December 31, 2023, respectively. One supplier represents 19.6% of total purchases of the Group during the year ended December 31,2024. No supplier represents greater than 10.0% of total purchases of the Group during the year ended December 31,2025.

Two customers represent 15.4% and 13.8% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2023, respectively. One customer represents 16.6% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2024. Two customers represent 13.2% and 11.6% of total accounts receivable, net including related party amounts and contract assets of the Group as of December 31, 2025, respectively.

Two suppliers represent 14.7% and 11.3% of total accounts payable of the Group as of December 31, 2023, respectively. Two suppliers represent 13.3% and 12.4% of total accounts payable of the Group as of December 31, 2024, respectively. One supplier represents 14.0% of total accounts payable of the Group as of December 31, 2025.

One customer represents 10.2% of total contract liabilities of the Group as of December 31, 2023. No customers individually represent greater than 10.0% of total contract liabilities of the Group as of December 31, 2024. One customer represents 13.0% of total contract liabilities of the Group as of December 31, 2025.

One supplier individually represents 21.0% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2023. Two suppliers represent 20.8% and 10.8% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2024, respectively. One supplier represents 23.6% of prepayments and other current assets excluding related party amounts of the Group as of December 31, 2025.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, term deposits, short-term investments and accounts receivable. The total amount of these financial instruments was RMB1,285 million and RMB1,064 million as of December 31, 2024 and 2025.

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

During the years ended December 31, 2024 and 2025, no profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC. No appropriation to discretionary surplus fund was made for any of the periods presented by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries.

(hh) Impact of newly adopted accounting pronouncement

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending December 31, 2025 and interim reporting periods during the year ending December 31, 2025. Early adoption is permitted. The Company adopted this guidance for the fiscal year ended December 31, 2025 with no material impact on the Company’s consolidated financial statements.

In March 2023, the FASB issued ASU No. 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, that is intended to improve the accounting and disclosures for investments in tax credit structures. This ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period. The Company adopted this guidance for the fiscal year ended December 31, 2025 with no material impact on the Company’s consolidated financial statements.

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

In May 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a simplified practical expedient for the measurement of expected credit losses (CECL) for accounts receivable and contract assets. The amendments allow entities to use a simplified approach to measure credit losses for certain accounts receivable and contract assets, reducing the complexity of accounting treatment. The new guidance is applied prospectively. This guidance is effective for entities for the fiscal years and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In June 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which optimizes the boundary between capitalization and expensing of internal-use software. The amendments clarify the accounting treatment of implementation costs related to cloud service arrangements and internal-use software, specifying which costs can be capitalized and which should be expensed as incurred. The new guidance is applied prospectively. This guidance is effective for public business entities for the fiscal years beginning after December 15, 2026, and for non-public business entities for the fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In October 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes an accounting model for government grants received by business entities for the first time (referring to IAS 20). The amendments set the recognition threshold that grants are recognized when it is probable that the conditions will be met and the grants will be received, and distinguish between asset-related and income-related grants, specifying their respective accounting treatments. The new guidance is applied retrospectively. This guidance is effective for entities for the fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which includes 33 minor amendments to the FASB Accounting Standards Codification. The amendments involve earnings per share (EPS) (calculation of diluted EPS when there is a loss), leases (disclosure of receivables from sales-type/direct financing leases), transfer of receivables (application of Topic 860 (Transfers and Servicing of Financial Assets) to the transfer of receivables from customer contracts), and treasury stock (accounting methods for the retirement of treasury stock), correcting minor inconsistencies and improving the clarity of the codification. The new guidance is applied retrospectively where applicable. This guidance is effective for entities for the fiscal years beginning after December 15, 2026. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

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

Intangible assets and goodwill arising from the above acquisition was impaired to nil as of December 31, 2022.

The acquisition above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

4. CASH AND RESTRICTED CASH

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	December 31,
	2024	2025
	RMB	RMB
Cash	640,119	324,134
Restricted cash	10,396	28,107
Total cash and restricted cash shown in the consolidated statements of cash flows	650,515	352,241

The balances of restricted cash were mainly related to bank deposits for performance guarantee, which were restricted for use as of December 31, 2024 and 2025, and will be released from restriction within the next 12 months.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

The movement of the allowance for credit loss including both account receivables due from third parties and a related party is as follows:

	December 31,
	2024	2025
	RMB	RMB
Accounts receivable - third parties	204,502	231,534
Allowance for doubtful accounts - third parties	(84,128)	(91,883)
Accounts receivable - third parties, net	120,374	139,651

Accounts receivable – a related party	663	794
Allowance for doubtful accounts – a related party	(274)	(306)
Accounts receivable – a related party	389	488

	Year ended December 31,
Allowance for doubtful accounts - third parties	2024	2025
	RMB	RMB
Balance at the beginning of the year	99,523	84,128
Additions charged to bad debt expense	(15,395)	7,755
Balance at the end of the year	84,128	91,883

	Year ended December 31,
Allowance for doubtful accounts –a related party	2024	2025
	RMB	RMB
Balance at the beginning of the year	124	274
Additions charged to bad debt expense	150	32
Balance at the end of the year	274	306

The aging analysis table of allowance for credit loss is as follows:

	Year ended December 31,
	2024	2025
	RMB	RMB
Within 1 year	(36,044)	(43,868)
Thereafter	(48,084)	(48,015)
Allowance for credit loss - third parties	(84,128)	(91,883)

Within 1 year	(274)	(306)
Allowance for credit loss - a related party	(274)	(306)

6. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2024 and 2025 consisted of the following:

	December 31,
	2024	2025
	RMB	RMB
Advance to suppliers	45,325	35,317
Deposits	11,951	13,094
Staff advances	848	1,004
Deductible input VAT	45,188	49,870
Receivables from third party payment platforms	550	1,241
Others	16,134	11,428
Prepayments and Other Current Assets	119,996	111,954

7. LONG-TERM INVESTMENTS

	For the year ended December 31,
	2024	2025
	RMB	RMB
Equity method investments
Shanghai Keshen Information Technology Co., Ltd.	13,168	12,363
Beijing Lingshang Chunding Technology Co., Ltd.	-	-
Shanghai Gaozhi Lefu Intelligent Technology Co., Ltd.	-	22
Total equity method investments	13,168	12,385

Other equity investments
Shanghai Yuhuan Information System Co.Ltd.	18,784	18,784
Beijing Hujingtiaoyue Technology Co., Ltd.	11,000	11,000
Xinyu Hongling Investment Management Center (limited Partnership)	11,100	11,100
Total other equity investments	40,884	40,884
Total long-term investments	54,052	53,269

(a) Equity method investments

Investments in Shanghai Keshen

In November 2021, Ronglian Yitong aquired 20% equity interest of Shanghai Keshen Information Technology Co., Ltd. (“Shanghai Keshen”), which is principally engaged in technology development, technology transfer, technical consultation and technical services, at a cash consideration of RMB15 million. Ronglian Yitong has the right to appoint one out of three directors for the year ended December 31, 2021. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through its board representation. Ronglian Yitong recognized its share of loss of RMB981, share of gain of RMB3 and share of loss of RMB806 for the year ended December 31, 2023, 2024 and 2025. The Company performed an impairment analysis in 2023, 2024 and 2025, and no impairment loss was recognized related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

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

Investments in Shanghai Gaozhi

In April 2025, Ronglian Yitong aquired 15% equity interest of Shanghai Gaozhi Lefu Intelligent Technology Co., Ltd., (“Shanghai Gaozhi”), which is principally engaged in technical services, technology development, technology transfer, technical consultation and technology promotion, at a cash consideration of RMB12 million. In December 2025, Shanghai Gaozhi entered into new financing agreements with new investors. After Shanghai Gaozhi’s new financing, Ronglian Yitong’s equity interest in Shanghai Gaozhi decreased to 13.5%. Ronglian Yitong has the right to appoint one out of three directors for the year ended December 31, 2025. The investments are accounted for under the equity method as Ronglian Yitong is able to exercise significant influence through its board representation. Ronglian Yitong recognized its share of loss RMB832 for the year ended December 31, 2025. The Company performed an impairment analysis in 2025, and recognized RMB11,145 impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

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

In December 2023, 2024 and 2025, the Company recognized nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

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

In December 2023, 2024 and 2025, the Company performed an impairment analysis, and recognized RMB3,500, nil and nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value.

Investments in Shanghai Yuhuan

The Company performed impairment analysis for Shanghai Yuhuan Information System Co., Ltd. (“ShanghaiYuhuan”) in 2023, 2024 and 2025, and recognized nil impairment loss related to the investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to the investments without readily determinable fair value. To estimate the fair value of investment in Shanghai Yuhuan, the Company used discounted cash flow model (“DCF Model”), which is based on the fair value of the entire invested capital of Shanghai Yuhuan using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2024 and 2025 consisted of the following:

	December 31,
	2024	2025
	RMB	RMB
Computer and office equipment	22,836	20,999
Furniture and fixtures	2,661	2,564
Motor vehicles	938	938
Leasehold improvement	5,448	5,702
Buildings	4,702	4,702
Property and Equipment	36,585	34,905
Less: Accumulated depreciation	28,412	28,817
Property and Equipment, net	8,173	6,088

Depreciation expenses were RMB5,383, RMB4,992 and RMB2,688 for the years ended December 31, 2023, 2024 and 2025, respectively.

Depreciation expenses on property and equipment were allocated to the following expense items:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	279	106	77
Research and development expenses	2,019	1,787	759
Selling and marketing expenses	1,299	1,712	912
General and administrative expenses	1,786	1,387	940
Total depreciation expenses	5,383	4,992	2,688

9. Lease

The Group has entered into various non-cancellable operating lease agreements for certain offices. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The balances for the operating and finance leases where the Group is the lessee are presented as follows within the consolidated balance sheet:

	For the year ended December 31,
Operating leases:	2024	2025
	RMB(000)	RMB(000)	US$(000)
Assets:
Right-of-use assets - operating lease	10,800	14,122	2,019
Liability:
Current portion of operating lease liabilities	5,843	8,093	1,157
Non-current operating lease liabilities	4,731	3,785	541
Total operating lease liabilities	10,574	11,878	1,698

The components of lease expenses were as follows:

	For the year ended December 31,
	2024	2025
Lease Cost	RMB(000)	RMB(000)	US$(000)
Amortization of right-of-use assets	9,769	8,950	1,280
Interest of operating lease liabilities	2,719	1,755	251
Expenses for short-term leases within 12 months and other non-lease component	1,281	1,204	172
Total lease cost	13,769	11,909	1,703

As of December 31, 2024 and 2025, the weighted average remaining lease term was 2.32 and 1.86 years and weighted average discount rate was 5.49% and 6.00% for the Company’s operating leases.

For the year ended December 31, 2023, 2024 and 2025, the Company recognized lease expense of RMB19,669 and RMB13,769, RMB11,909, respectively, under ASC 840.

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the year ended December 31,
	2024	2025
	RMB(000)	RMB(000)	US$(000)
Cash payments for operating leases	14,331	15,663	2,240
ROU assets obtained in exchange for operating lease liabilities	11,634	11,040	1,579

As of Dec 31, 2025, the maturities of our operating are as follows:

	Operating Lease
Year ending December 31.	RMB(000)	US$(000)
2026	10,251	1,466
2027	3,168	453
2028	1,103	158
Total future lease payments	14,522	2,077
Less: Imputed interest	2,644	379
Total lease liability balance	11,878	1,698

As of Dec 31, 2024, the maturities of our operating are as follows:

	Operating Lease
Year ending December 31.	RMB(000)	US$(000)
2025	7,849	1,075
2026	4,219	578
2027	1,321	181
Total future lease payments	13,389	1,834
Less: Imputed interest	2,815	385
Total lease liability balance	10,574	1,449

10. INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, as of December 31, 2024 and 2025.

	December 31, 2024
	Gross			Net	Weighted average
	carrying	Accumulated	Accumulated	carrying	amortization
	amount	amortization	impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Software copyrights	16,816	(12,687)	-	4,129	7.0
Telecommunication business operation licenses	2,882	(2,839)	-	43	4.0
Technology	14,865	(3,447)	(10,474)	944	7.0
Non-compete arrangements	805	(260)	(545)	-	4.0
Customer relationship	15,000	(4,271)	(5,586)	5,143	10.0
Trademark	8,472	(2,016)	(5,106)	1,350	9.0
Order backlogs	8,660	(2,223)	(6,437)	-	4.0
Total	67,500	(27,743)	(28,148)	11,609

	December 31, 2025
	Gross			Net	Weighted average
	carrying	Accumulated	Accumulated	carrying	amortization
	amount	amortization	impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Software copyrights	16,848	(13,494)	-	3,354	7.0
Telecommunication business operation licenses	2,527	(2,487)	-	40	4.0
Technology	14,865	(3,866)	(10,474)	525	7.0
Non-compete arrangements	805	(260)	(545)	-	4.0
Customer relationship	15,000	(5,094)	(5,586)	4,320	10.0
Trademark	8,472	(2,334)	(5,106)	1,032	9.0
Order backlogs	8,660	(2,223)	(6,437)	-	4.0
Total	67,177	(29,758)	(28,148)	9,271

Amortization expenses for intangible assets were RMB3,392, RMB2,641 and RMB2,370 for the years ended December 31, 2023, 2024 and 2025, respectively.

The estimated amortization expense for the next five years is as follows:

RMB
2026	2,375
2027	2,017
2028	1,749
2029	1,405
2030	1,220
Then thereafter	505

11. GOODWILL

The change in the carrying amount of goodwill by reporting unit is as follows:

	Acquisition of
	Guohebing	Zhuge Inc.	Molun SAAS	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	54,427	-	-	54,427
Additions	-	-	-	-
Impairment	-	-	-	-
Balance as of December 31, 2024	54,427	-	-	54,427
Additions	-	-	-	-
Impairment	-	-	-	-
Balance as of December 31, 2025	54,427	-	-	54,427

In the annual goodwill impairment assessment, the Company concluded that the respective fair value of the reporting units exceeded its carrying amount and no impairment losses was recorded during the years ended December 31, 2023, 2024 and 2025, respectively. The fair value of the reporting unit was determined using the market value approach.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2024	2025
	RMB	RMB
Accrued payroll and social insurance	42,547	61,505
Taxes payable	32,383	35,521
Deposits of BNY MELLON	19,016	-
Deposits	218	379
Staff reimbursements	4,915	3,756
Other payables	1,930	1,514
Accrued expenses and other current liabilities	101,009	102,675

13. SHARE-BASED COMPENSATION

Restricted ordinary shares

In January 2021, the Company adopted a second share option Plan (“2021 Share Plan”), under which the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under such plan is 15,144,221. The ordinary shares became restricted with a vesting schedule of four years. Under the 2021 Share Plan, 6,430,000, 1,802,351ordinary shares were granted to employees for the years ended December 31, 2024 and 2025, respectively.

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

A summary of the Company’s restricted ordinary shares held by the Company’s employees for the years ended December 31, 2024 and 2025 is presented below:

	Number of shares	Weighted average grant date fair value
Unvested as of January 1, 2024	2,802,977	4.62
Granted	6,430,000	0.54
Vested	(906,732)	0.89
Forfeited	(87,225)	1.76
Unvested as of December 31, 2024	8,239,020	1.88
Granted	1,802,351	0.57
Vested	(2,541,677)	0.67
Forfeited	(18,816)	0.57
Unvested as of December 31, 2025	7,480,878	1.98

Total compensation expenses recognized for restricted ordinary shares for the years ended December 31, 2023, 2024 and 2025 were allocated to the following expense items:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Research and development expenses	654	(545)	2,013
General and administrative expenses	10,868	1,828	2,529
Selling and marketing expenses	1,851	10,968	7,969
Total restricted ordinary shares compensation expenses	13,373	12,251	12,511

As of December 31, 2025, total unrecognized compensation expense related to restricted ordinary shares were RMB11,126 until 2029. The restricted ordinary shares are expected to be recognized over a weighted average period of approximately 2.63 years.

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

Under the 2016 Share Plan, 1,000,000 and nil share options were granted to employees, officers, and board members for the years ended December 31, 2024 and 2025, respectively. A summary of the share options activities for the years ended December 31, 2024 and 2025 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding as of January 1, 2024	13,141,586	0.26
Granted	1,000,000	0.38
Forfeited	(736,690)	0.15
Exercised	(1,018,889)	0.19
Outstanding as of December 31, 2024 and 2025	12,386,007	0.28
Vested and expected to vest as of December 31, 2025	12,386,007	0.28	2.61	24,278
Exercisable as of December 31, 2025	11,499,929	0.25	1.74	24,016

The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Year ended
Grant dates:	December 31, 2024
Risk free rate of return	2.5%
Volatility	45.0%
Expected dividend yield	0%
Exercise multiple	2.20
Fair value of underlying ordinary share	US$0.30- US$0.52
Expiration terms	10 years

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

Compensation expense recognized for share options during the years ended December 31,2023, 2024 and 2025 is allocated to the following expense items:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	3	-	-
Research and development expenses	1,006	55	-
Selling and marketing expenses	6,068	345	1
General and administrative expenses	1,788	1,653	681
Total share option compensation expenses	8,865	2,053	682

As of December 31, 2025, RMB430 of total unrecognized compensation expense related to share options that are expected to be recognized until 2028. The share options are expected to be recognized over a weighted average period of approximately 2.08 years.

14. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023, 2024 and 2025 respectively:

	December 31, 2023
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	422,559	422,559

	December 31, 2024
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	291,280	291,280

	December 31, 2025
RMB	Level 1	Level 2	Level 3	Total Fair Value
Assets
Short-term investments	-	-	359,734	359,734

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2023, 2024 and 2025:

				Year ended December 31, 2023
				Gain or Losses
RMB	January 1, 2023	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2023
Assets
Short term investments	412,031	28,187	24,663	563	-	6,441	422,559

				Year ended December 31, 2024
				Gain or Losses
RMB	January 1, 2024	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2024
Assets
Short term investments	422,559	222,036	357,825	11,859	-	(7,349)	291,280

				Year ended December 31, 2025
				Gain or Losses
RMB	January 1, 2025	Purchase/ Issue	Sell / Exercise	Included in earnings	Included in other comprehensive loss	Foreign currency translation adjustment included in other comprehensive loss	December 31, 2025
Assets
Short term investments	291,280	434,551	358,732	10,423	-	(17,788)	359,734

15. INCOME TAX

a) Income tax

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2023, 2024 and 2025.

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

Ronglian 7Moor obtained the HNTE certificate in December 2016, and subsequently renewed the HNTE certificate in October 2019, November 2022 and October 2025. Thus, Ronglian 7Moor is entitled to a preferential tax rate of 15% from 2016 to 2027.

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

Beijing Ronglian Huitong Technology Co., Ltd. (“Beijing Ronglian Huitong”) and Shenzhen Zhongtian Wangjing Technology Co., Ltd. (“Shenzhen Zhongtian Wangjing”), subsidiaries of the Company, obtained the HNTE certificates in December 2019. Thus, they are entitled to the preferential tax rate of 15% from 2019 to 2021. Beijing Ronglian Huitong renewed its HNTE status in December 2021 and August 2023, and is entitled to a preferential tax rate of 15% from 2022 to 2024. In December 2022, Shenzhen Zhongtian Wangjing renewed its HNTE status which entitled it to the preferential income tax rate of 15% from 2022 to 2024. Due to business scope change, they have no plan to renew the HNTE certificates and could not entitle to the preferential tax rate of 15% after the HNTE certificate became void from January 1, 2025.

Shanghai Guohebing Information Technology Co., Ltd., a subsidiary of the Company, obtained the HNTE certificate in December 2024. Thus, it was entitled to the preferential tax rate of 15% from 2024 to 2026.

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

The components of loss before income taxes are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
The Cayman Islands*	(69,414)	(13,599)	(23,846)
Hong Kong S.A.R*	3,397	35,238	6,429
Japan*	(19,507)	(10,690)	(8,206)
The PRC, excluding Hong Kong S.A.R.	(327,414)	(158,092)	(213,998)
Total	(412,938)	(147,143)	(239,621)

*	Non-PRC entities not subject to income tax

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

Income tax expense recognized in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense	(135)	74	(430)
Deferred income tax benefit (expense)	(429)	(390)	(390)
Total income tax expense	(564)	(316)	(820)

Reconciliation of the differences between the income tax benefit computed based on the PRC statutory income tax rate and the Group’s income tax expense for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Computed expected income tax benefit	(103,234)	(36,786)	(59,905)
Non-deductible expenses / taxable deemed income
Share-based compensation	5,560	3,576	3,298
Non-deductible entertainment	1,264	802	326
Taxable deemed interest income from inter-company interest-free loans	1,828	1,633	983
Employee commercial Insurance	208	271	203
Selling Commission	1,057	1,016	233
Others	167	97	9
Non-PRC entities not subject to income tax	16,571	1,044	555
Effect of income tax rate differences in jurisdictions other than the PRC	(282)	(345)	(546)
Over provision in respect of prior years	36	(65)	(596)
NOL expired	34,921	18,292	10,911
Amortization of intangible assets formed by business combinations	(429)	(390)	(390)
Others	(2,759)	(1,725)	(2,212)
Changes in valuation allowance	44,528	12,264	46,311
Actual income tax expense	(564)	(316)	(820)

b) Deferred income tax assets

	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net operating loss carry forwards	388,065	398,464	445,204
Un-invoiced expenditures	9,867	9,867	9,867
Accounts receivable and contract assets allowance	26,561	25,711	26,132
Other equity investments impairment	10,278	10,278	9,969
Goodwill impairment	55,534	55,534	55,534
Share of losses of equity method investments	980	979	1,388
Others	3,199	5,915	4,965
Less: Valuation allowance	(487,834)	(500,098)	(546,409)
Total deferred income tax assets, net	6,650	6,650	6,650
Intangible assets	(857)	(466)	(76)
Change in fair value of other equity investments	(6,650)	(6,650)	(6,650)
Total gross deferred income tax liabilities	(7,507)	(7,116)	(6,726)
Net deferred income tax assets	(857)	(466)	(76)

As of December 31, 2025, the Group had net operating loss carry forwards of approximately RMB2,097 million attributable to the PRC and Hong Kong S.A.R. subsidiaries, the VIE, and the VIE’s subsidiaries. The loss carried forward by the PRC companies will expire during the period from year 2026 to year 2035. As of December 31, 2025, the Group had tax loss carry forwards for PRC and Hong Kong S.A.R. income tax purpose of RMB 2,096,898 which will expire if unused by the following year-end:

Year ending December 31,	RMB
2026	339,156
2027	328,457
2028	176,069
2029	225,616
2030	420,323
Then thereafter	607,277
Total	2,096,898

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

As of December 31, 2025, the valuation allowance of RMB 546,409 was related to the deferred income tax assets of the PRC and Hong Kong S.A.R. entities which were in loss position. As of December 31, 2025, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance.

Changes in valuation allowance are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	(443,306)	(487,834)	(500,098)
Additions	(44,528)	(12,264)	(46,311)
Balance at the end of the year	(487,834)	(500,098)	(546,409)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary, the VIE and the VIE’s subsidiaries for the years from 2020 to 2025 are open to examination by the PRC tax authorities.

16. NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2024	2025
	RMB	RMB
Numerator:
Net loss	(142,757)	(239,350)
Numerator for basic and diluted net loss per ordinary share calculation	(142,757)	(239,350)
Denominator:
Weighted average number of Class A and Class B ordinary shares	322,945,205	323,149,126
Denominator for basic and diluted net loss per ordinary share calculation	322,945,205	323,149,126
Net loss per ordinary share attributable to pre-offering Class A and pre-offering Class B ordinary shareholders
—Basic and diluted	(0.44)	(0.74)

Securities that could potentially dilute basic net loss per ordinary share in the future that were not included in the computation of diluted net loss per ordinary share because to do so would have been antidilutive for the years ended December 31, 2024 and 2025 are as follow:

	Year ended December 31,
	2024	2025
Share options	12,386,007	12,386,007
Restricted ordinary shares	8,239,020	7,480,878

17. REVENUE INFORMATION

Revenues

The Group’s revenues are disaggregated by major products/services lines, timing of revenue recognition and primary geographical markets (based on the location of customers) as follow:

Major products/services lines	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
CPaaS
- Text messaging	136,654	132,242	80,927
- Voice calls	25,958	35,708	42,739
- Others (Note 1)	32,799	21,457	25,001
Cloud-based CC	256,961	268,081	219,168
Cloud-based UC&C	117,554	116,078	162,821
Other services	1,098.00	-	5,053
Revenues	571,024	573,566	535,709

Note 1: Others mainly include CPaaS revenue from the customers’ use of the Group’s Internet of Things (IoT) and jointly-operated CPaaS platforms.

Timing of revenue recognition	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Point in time	331,220	301,480	226,720
Over time	239,804	272,086	308,989
Revenues	571,024	573,566	535,709

Primary geographical markets (based on the location of customers)	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
The PRC	539,867	543,774	512,204
Japan	31,157	29,792	23,505
Revenues	571,024	573,566	535,709

Revenue based on a gross basis/ net basis	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
On a gross basis	555,409	558,926	524,935
On a net basis	15,615	14,640	10,774
Revenues	571,024	573,566	535,709

Contract Assets and Contract Liabilities

The Group’s contract assets and contract liabilities as of December 31, 2023, 2024 and 2025 are as follows:

	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Contract assets	26,107	27,752	57,290
Contract liabilities	363,228	306,112	299,483

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

Changes in the contract assets balances for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Gross amount at the beginning of the year	63,144	36,469	49,484
Increases due to revenue recognized during the year	27,787	44,616	45,577
Transfers to accounts receivable during the year	(54,462)	(31,601)	(21,024)
Gross amount at the end of the year	36,469	49,484	74,037
Allowance for credit loss of contract assets	(10,362)	(21,732)	(16,747)
Contract assets, net	26,107	27,752	57,290

The movement of the allowance for contract assets is as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	12,306	10,362	21,732
Additions charged to credit loss	(1,944)	11,370	(4,985)
Balance at the end of the year	10,362	21,732	16,747

Changes in the contract liabilities balances for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	359,801	363,228	306,112
Revenue recognized that was included in the contract liabilities balance at the beginning of the year	(92,339)	(80,856)	(72,158)
Other operating income recognised that was included in the contract liabilities balance at the beginning of the period		(49,530)	-
Increase due to cash received, excluding amount recognized as revenue during the year	95,766	73,270	65,529
Balance at the end of the year	363,228	306,112	299,483

The amounts of revenue recognized for the years ended December 31, 2023, 2024 and 2025 that were included in the contract liabilities balances at the beginning of the year are RMB92,339 and RMB80,856, RMB72,158, respectively.

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

Purchase Commitment

The Group’s purchase commitments primarily relate to purchase of software and equipment. Total purchase commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

Year ended December 31,	RMB
2026	31,871
2027 and thereafter	288

19. RELATED PARTY TRANSACTIONS

(i)	Related Parties

Name of Related Parties	Relationship with the Company
Shanghai Keshen Information Technology Co., Ltd.	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence since December 2021
Shenzhen City Yunjitong Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 18.52% equity interest and has significant influence, which was disposed of in November 2025.
Shenyang Yunrongxin Technology Co., Ltd	One of the Company’s investment affiliates and the Company owns 20% equity interest and has significant influence
Shanghai Gaozhi Lefu Intelligent Technology Co., Ltd.	One of the Company’s investment affiliates and the Company owns 13.5% equity interest and has significant influence

(ii)	The Company had the following related party transactions for the years ended December 31, 2023, 2024 and 2025:

		Year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Cloud-based UC&C services provided to a related party:
-Shanghai Keshen Information Technology Co., Ltd.	(a)	6	-	-

CPaaS services provided to related parties:
-Shenyang Yunrongxin Technology Co., Ltd	(b)	913	162	334
-Shenzhen City Yunjitong Technology Co., Ltd	(b)	-	1	-
-Shanghai Gaozhi Lefu Intelligent Technology Co., Ltd.	(b)	-	-	3
Project development services purchased from related parties:
-Shenyang Yunrongxin Technology Co., Ltd	(c)	321	-	-
-Shanghai Keshen Information Technology Co., Ltd.	(c)	3,302	1,981	2,161
Business process outsourcing (BPO) services purchased from a related party:
-Shanghai Gaozhi Lefu Intelligent Technology Co., Ltd.	(c)	-	-	171

(a) Cloud-based UC&C services provided to a related party

The Company provided Cloud-based UC&C services to subsidiaries of Shanghai Keshen Information Technology Co., Ltd (“Shanghai Keshen”). Revenues of RMB6, nil and nil, were recorded in the consolidated statements of comprehensive loss for the year ended December 31, 2023, 2024 and 2025. Amounts due to Shanghai Keshen were RMB62 and RMB62, which were deposits as of December 31, 2024 and 2025, respectively.

(b) CPaaS services provided to related parties

The Company provided CPaaS services to Shenyang Yunrongxin Technology Co., Ltd (“Shenyang Yunrongxin”). Revenues of RMB913, RMB162 and RMB334 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2023, 2024 and 2025, respectively. Amounts due from Shenyang Yunrongxin were RMB389 and RMB488 as of December 31, 2024 and 2025, which are included in accounts receivable - a related party, net on the consolidated balance sheets, respectively.

The Company provided CPaaS services to Shenzhen City Yunjitong Technology Co., Ltd (“Shenzhen City Yunjitong”). Revenues of nil, RMB1 and nil were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2023, 2024 and 2025, respectively. Amounts due to Shenzhen City Yunjitong were RMB1 and nil as of December 31, 2024 and 2025, which are included in accounts amounts due to related parties on the consolidated balance sheets.

The Company provided CPaaS services to Shanghai Gaozhi Lefu Intelligent Technology Co., Ltd (“Shanghai Gaozhi Lefu”). Revenues of nil, nil and RMB3 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2023, 2024 and 2025, respectively.

(c) Outsourcing services purchased from related parties

The Company purchased from Shenyang Yunrongxin project development services, which is included in cost of revenues of RMB321, nil and nil, for the years ended December 31, 2023, 2024 and 2025, respectively. Amounts due to Shenyang Yunrongxin were RMB91 and RMB228 as of December 31, 2024 and 2025, which are included in accounts amounts due to related parties on the consolidated balance sheets.

The Company purchased project development services from Shanghai Keshen, which is included in cost of revenues of RMB3,302, RMB1,981 and RMB2,161, for the years ended December 31, 2023, 2024 and 2025, respectively. Amounts due from Shanghai Keshen were RMB2,590 and RMB3,345, which were prepayment of project development services fee as of December 31, 2024 and 2025, respectively.

The Company purchased business process outsourcing (BPO) services from Shanghai Gaozhi Lefu, which is included in cost of revenues of nil, nil and RMB171, for the years ended December 31, 2023, 2024 and 2025, respectively. Amounts due from Shanghai Gaozhi Lefu were nil and RMB101, which were prepayment of BPO services fee as of December 31, 2024 and 2025, respectively.

(iii)	The Company had the following related party balances as of December 31, 2024 and 2025:

	Notes	2024	2025
		RMB	RMB
Accounts receivable – a related party, net:
-Shenyang Yunrongxin Technology Co., Ltd	(b)	389	488

Amounts due from a related party:
-Shanghai Keshen Information Technology Co., Ltd.	(c)	2,590	3,345
Total amounts due from a related party		2,590	3,345

Amounts due to related parties:
-Shenyang Yunrongxin Technology Co., Ltd	(c)	91	228
-Shenzhen City Yunjitong Technology Co., Ltd	(b)	1	-
-Shanghai Keshen Information Technology Co., Ltd.	(a)	62	62
-Shanghai Gaozhi Lefu Intelligent Technology Co., Ltd.	(c)	-	101
Total amounts due to related parties		154	391

20. PARENT ONLY FINANCIAL INFORMATION

The following condensed parent company financial information of Cloopen Group Holding Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of Cloopen Group Holding Limited, except for those, which have been separately disclosed in the consolidated financial statements.

(a) Condensed Balance Sheets

	December 31,
	2024	2025
	RMB	RMB
Assets
Current assets
Cash	79,741	2,202
Term deposits	143,768	-
Short-term investments	39,536	179,234
Other current assets	81	5,061
Total current assets	263,126	186,497
Non-current asset:
Investments in and amounts due from subsidiaries and consolidated VIE and VIE’s subsidiaries	993,075	765,636
Total non-current asset	993,075	765,636
Total assets	1,256,201	952,133
Liabilities
Current liabilities
Accrued expenses and other current liabilities	181,624	110,750
Total current liabilities	181,624	110,750
Total liabilities	181,624	110,750
Shareholders’ equity:
Class A Ordinary Shares	195	195
Class B Ordinary Shares	17	17
Additional paid-in capital	11,225,945	11,239,347
Treasury stock	(120,899)	(120,899)
Accumulated other comprehensive loss	(56,362)	(63,608)
Accumulated deficit	(9,974,319)	(10,213,669)
Total shareholders’ equity	1,074,577	841,383
Total liabilities and shareholders’ equity	1,256,201	952,133

(b) Condensed Statements of Comprehensive Loss

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total operating expenses	(89,953)	(32,074)	(26,860)
Share of losses from subsidiaries and consolidated VIE and VIE’s subsidiaries	(319,769)	(110,683)	(212,490)
Loss before income taxes	(409,722)	(142,757)	(239,350)
Net loss	(409,722)	(142,757)	(239,350)
Net loss attributable to ordinary shareholders	(409,722)	(142,757)	(239,350)

(c) Condensed Statements of Cash Flows

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(133,979)	115,285	(32,515)
Net cash used in investing activities	(569,407)	(486)	(185,787)
Net cash provided by financing activities	-	-	-
Effect of foreign currency exchange rate changes on cash	31,168	2,713	(3,005)
Net increase/(decrease) in cash	(672,218)	117,512	(221,307)
Cash at the beginning of the year	778,215	105,997	223,509
Cash at the end of the year	105,997	223,509	2,202

